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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renault

*CURRENT ADDRESS

PROCESSED

MAY 2 1 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04001 FISCAL YEAR 12-31-06

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DAT : 5/16/07

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082-4001

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2007 MAY 11 A 10:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



TWINGO



ARIS
12-31-06

2006 EARNINGS REPORT





RENAULT



Contents

EARNINGS REPORT - 2006

In brief

KEY FIGURES

- Worldwide Group sales: 2.4 million vehicles, down 4.0% on 2005:
  - France and Europe Regions: 1.7 million vehicles, an 8.7% decrease;
  - Euromed, Americas and Asia-Africa Regions: 741,000 vehicles, up 8.6%.
- Group revenues: €41,528 million, down 0.8% year-on-year on a consistent basis.
- Group operating margin: €1,063 million, or 2.56% of revenues, versus €1,323 million, or 3.20% of revenues in 2005.
- Contribution of associated companies: Nissan contributed €1,789 million, against €1,825 million in 2005 (excluding non-recurring income[(1)]) and AB Volvo's contribution was €384 million, compared with €308 million in 2005.
- Net income: €2,943 million in 2006 (compared with €3,453 million in 2005).
- Earnings per share came to €11.17 compared with €13.19 in 2005.
- Debt increased by totaled €162 million, taking net financial debt for **Automobile** to €2,414 million at December 31, 2006, compared with €2,252 million at December 31, 2005. The ratio of net financial debt to Group shareholder's equity continued to improve, easing to 11.4% in 2006 from 11.5% in 2005.

OVERVIEW

The 4.0% dip in the Renault group's worldwide sales in 2006 (more than 100,000 vehicles) reflects varied performances:

- in the France and Europe Regions, where Renault pursued its selective commercial policy of reducing its least profitable sales, and pending new model launches planned from 2007 onwards, sales contracted 8.7% (-160,000 units). The Renault brand is nevertheless in second place on the combined market for passenger cars and light commercial vehicles (LCVs), with 9.1% share, and maintains its leading position on the LCV market, with 14.1% share;
- outside Europe, in the Euromed, Americas and Asia-Africa Regions, sales grew 8.6% (+59,000 units) driven by the Group's three brands: Renault (+9.6%), Dacia (+11.4%) and Renault Samsung (+2.0%).

(1) In 2005, Renault reported €450 million in non-recurring profit, linked to the finalization by Nissan of arrangements to transfer part of its pension commitments to the Japanese government (in 2006, €82 million).

Group **revenues** totaled €41,528 million, down 0.8% year-on-year on a consistent basis.

Operating margin in 2006 was €1,063 million, or 2.56% of revenues, versus €1,323 million, or 3.20% of revenues in 2005.

Automobile contributed €571 million to operating margin, or 1.4% of revenues, compared with 2.2% in 2005. This decline is attributable mainly to weaker sales on the fiercely competitive European market, a higher-than-expected increase in raw materials prices, the costs of transition to the Euro 4 emission standard, which were not passed on to selling prices, and increased manufacturing costs related to lower absorption of fixed costs. The operating margin target was met mainly through cost-cutting efforts – purchasing costs were reduced by 4% not counting the impact of raw materials, and administrative expenses were cut by 3% – and through progress in Regions outside Europe.

Sales Financing (RCI Banque) contributed €492 million to Group operating margin, a €27 million increase.

Renault reported a profit of €2.3 billion from its share in the **income of associated companies**, i.e. Nissan and AB Volvo, and net income reached €2.9 billion.

The **net financial debt of Automobile** rose €162 million to €2,414 million. With a ratio of net financial debt to Group shareholders' equity of 11.4% (against 11.5% at end-December 2005), the company's balance sheet is very healthy. **Automobile** generated **free cash flow**[2] of €94 million in 2006.

OUTLOOK

Group sales will begin to grow again in 2007.

- In Europe, where the market outlook is stable, Renault will pursue its selective commercial policy. First-half 2007 will resemble 2006. In the second half, the Group will benefit from the launches of the future Twingo and Laguna.
- Outside Europe, the production start-up and market launch of Logan in Brazil, Iran and India in spring 2007 will contribute to sales growth. The Renault group will continue to strengthen its commercial structures in a number of countries to pave the way for new products. In addition, a cross-over vehicle will be launched in South Korea at the end of the year.

Overall, the Renault group's worldwide sales will increase slightly in 2007. Most of the growth will occur in the second half-year, which will see the beginning of Renault's product offensive with three launches at end-2007 and more than ten in 2008.

Yearly milestones for profitability were set in July 2006 to achieve the 2009 commitment of 6% operating margin. Renault has confirmed the milestone of 3% operating margin in 2007. This figure is the average for what will be a varied year, with the first half slightly lower than 2006 and the second half marked by an increase.

(2) Free cash flow = self-financing capacity less property, plant, equipment and intangibles net of sales, including the variation in working capital requirements.

Sales performance

On January 1, 2006 Renault introduced a new geographical organization based on 5 Regions* - France, Europe (excl. France), Euromed, Americas and Asia-Africa. Each Region is overseen by a Regional Management Committee, accountable for its Region's contribution to the company's results. The presentation of the Renault group's sales results reflects this new organization.

OVERVIEW

AUTOMOBILE

- *The Renault group sold 2.4 million vehicles in 2006. Worldwide sales dipped 4.0% on 2005.*
- *In the France and Europe Regions, Group sales contracted 8.7% in a market that edged up 1.4%. In those two Regions, Renault pursued its selective commercial policy, focused on the most profitable sales channels (retail and corporate fleets), paving the way for new model launches. The drop in sales can also be attributed to an unfavorable phase in the product cycle. The Renault brand is now No. 2 for passenger cars and light commercial vehicles (cars + LCVs), with combined market share of 9.1%, down 1.1 percentage points, and 1.6 million registrations. The successful launch of Clio III in second-half 2005 kept Renault in the No. 2 spot in the small-car segment (A+B). Renault continues to lead the LCV market, with a 14.1% share, bolstered by strong performances from Kangoo, Master and Trafic. With more than 47,400 Logans sold in 2006, sales of the Dacia brand surged 54.3%.*
- *In the Euromed, Americas and Asia-Africa Regions, Group sales rose 8.6%. These Regions now generate 30% of worldwide Group sales, up from 27% in 2005, reflecting Renault's international expansion. All three Group brands contributed to that growth. Renault sales jumped 9.6%; Dacia increased sales volumes by 11.4% and Renault Samsung grew sales by 2.0%.*
  - *In the Euromed Region, Group sales advanced 12.8%, on the success of Logan in Russia and strong results in North African countries.*
  - *In the Americas Region, the Group - represented chiefly by the Renault brand - increased sales by 12.7% in buoyant markets.*
  - *In the Asia-Africa Region, sales dipped 2.8%. Continued growth at Renault Samsung, up 2.4%, failed to offset the 13.7% downturn in the Renault brand.*

SALES FINANCING

- *RCI Banque's average loans outstanding were more or less stable at €23.1 billion, down 0.1% on a like-for-like basis.*

** In this report, the term "Region" refers to the geographical zones chosen by Renault for its new organization. For a list of countries in each Region, see page 18 of this report.*

Sales performance

1.1. Automobile

1.1.1. Renault group worldwide sales - Cars + LCVs

	2006*	2005*	% change
GROUP	**2,433,372**	**2,534,691**	**- 4.0**
By Region			
France	668,675	704,865	- 5.1
Europe	1,023,521	1,147,609	- 10.8
France + Europe	**1,692,196**	**1,852,474**	**- 8.7**
Euromed	380,638	337,497	+ 12.8
Americas	185,518	164,591	+ 12.7
Asia-Africa	175,020	180,129	- 2.8
Euromed + Americas + Asia-Africa	**741,176**	**682,217**	**+ 8.6**
By brand			
Renault	2,115,176	2,250,839	- 6.0
Dacia	196,341	164,364	+ 19.5
Renault Samsung	121,855	119,488	+ 2.0
By vehicle type			
Passenger cars	2,043,105	2,141,565	- 4.6
Light commercial vehicles	390,267	393,126	- 0.7

** Preliminary figures.*

In 2006 worldwide sales for the Renault group totaled 2,433,000 vehicles, down more than 101,000 units, or 4.0%, on 2005. This result reflects a decline of more than 160,000 units, or 8.7%, in the France and Europe Regions, and an increase of almost 59,000 vehicles, or 8.6%, in the rest of the world.

The Dacia and Renault Samsung brands continued to perform well, with sales up more than 32,000 units (19.5%) and 2,000 units (2.0%) respectively, whereas Renault brand sales were down 136,000 units, or 6.0%.

1.1.2. France & Europe Regions

Group sales by brand - cars + LCVs

	2006*	2005*	% change
France			
Renault	649,881	695,067	- 6.5
Dacia	18,794	9,798	+ 91.8
Group	**668,675**	**704,865**	**- 5.1**
Europe			
Renault	994,808	1,126,624	- 11.7
Dacia	28,713	20,985	+ 36.8
Group	**1,023,521**	**1,147,609**	**- 10.8**
France + Europe			
Renault	1,644,689	1,821,691	- 9.7
Dacia	47,507	30,783	+ 54.3
Group	**1,692,196**	**1,852,474**	**- 8.7**

** Preliminary figures.*

The passenger car and light commercial vehicle market grew by a mere 1.4% in 2006 to almost 18 million units. In this mature market, characterized by fierce competition and aggressive discounting, Group registrations shrank 8.7% to almost 1,665,000 units, representing market share of 9.4%, versus 10.4% in 2005.

Trends on national markets varied. The market expanded significantly in Germany (up 4.2%) - where sales picked up prior to the VAT hike in January 2007 - Italy (up 3.8%), and Belgium-Luxembourg (up 7.9%). In Poland, the market grew 2.3%. Conversely, the automobile market contracted in Spain (down 0.4%), France (down 1.9%), the UK (down 3.3%) and Portugal (down 5.1%).

→ Renault brand

With almost 1,618,000 vehicles registered in 2006, a 9.7% decrease, the Renault brand ranked second in the passenger car and light commercial vehicle market, with a share of 9.1%, down 1.1 points on 2005.

Sales performance

The downturn can be attributed partly to the acceleration of the Group's selective commercial policy since the start of 2006. The policy involves increasing retail and fleet sales, the most profitable channels, and cutting back on sales to short-term rental companies and on self-registrations (mainly demonstration models and courtesy cars). Vehicles sold via the latter channels quickly flow to the used car market, where they compete with new vehicles. This lowers the residual value of used cars, and consequently the profitability of both new and used vehicles.

The aim is to boost the profitability of vehicles in the used and new car markets and to make way for new model launches, by clearing the used market via a reduction of the least profitable sales channels.

The decline is also due to Renault's ageing lineup, and market anticipation of the new models scheduled for release under Renault Commitment 2009.

By country

In **France**, despite a 6.4% decline in registrations, Renault was still the No. 1 brand, taking 25.5% of the market, down 1.2 points. Clio, with the launch of Clio III in September 2005, and Mégane II, boosted by the phase-two version released in March 2006, were the two top-selling models in France, and took 8.5% and 8.0% of the passenger car market respectively.

In the Europe Region, Renault is the No. 1 brand in **Portugal** (13.5%) and **Slovenia** (22.1%), No. 2 in **Spain** (10.5%) and **Croatia** (12.3%), and No. 3 in **Belgium-Luxembourg** (10.3%).

In **Spain**, Renault sales dropped 15.7%, due to greater emphasis on the selective commercial policy in a context of intensive and costly incentive programs.

In **Germany**, the Renault brand increased LCV sales by 2.4%. Conversely, passenger car sales fell by 10.3% due to the implementation of the selective commercial policy, which achieved its aims of significantly reducing sales to short-term rental companies and self-registrations, and increasing sales to retail customers.

In the **UK**, in a market that has been shrinking for two years with aggressive discounting, Renault lost 1.1 points of market share, which stood at 6.0%.

In **Poland**, Renault grew sales by 5.2%, achieving market share of 7.6%. Renault benefited from a recovery in the Polish market, after a period of several months when imports of used cars from Western Europe largely replaced sales of new vehicles.

By model - passenger cars

The passenger car market in the France and Europe Regions totaled 15.5 million vehicles, a 0.9% rise on 2005. The Renault brand's market share reached 8.4%, despite a 12.4% falloff in registrations.

By model, Renault's performances were varied, but the brand maintained its leadership of the B segment with Clio/Thalia and Modus and the large MPV segment with Espace, and was ranked third in the C segment with Mégane II.

- In the *city car segment (A segment)*, after 13 years on the market and with a restyle scheduled for June 2007, **Twingo** registrations dropped 28.7% to 55,000 units. In France, despite a 16.4% decrease in registrations, Twingo was still the segment leader, with a 23.6% share.
- Renault leads the *small car segment (B segment)* in the France and Europe Regions, with its twin product offering - Modus and Clio. Renault's share of the segment was 11.5%, down three-tenths of a point on 2005.

  Modus registrations slumped by almost 86,000 units on 2005, and accounted for 11.4% of the *mini-MPV segment*. Growth in this segment was lower than estimated, and the sales targets announced when Modus was released in September 2004 have not been reached. However, a total of 308,000 units have been sold since the model was launched and customer surveys show a very high level of satisfaction among Modus owners.

  With sales growth of 28.2% powered by the success of Clio III, released in September 2005 and voted Car of the Year 2006 in Europe, **Clio** is the second best selling vehicle in the B segment, with a 9.8% share. Clio II, which has been kept in the range in order to offer an entry-level vehicle in the B segment, is proving to be a valuable complement to Clio III. Clio II reported steady sales in 2006 and generated 25.3% of total Clio sales. Clio II was boosted by an upgrade in September 2006 and is now sold under the name Clio Campus. For the third-generation Clio, Renault has deployed a new industrial organization at Flins (France), Bursa (Turkey) - which already makes Clio Symbol and which started making Clio III in January 2006 - and Valladolid (Spain) - which started manufacturing Clio III in October 2006. Clio III had an unprecedented standard of quality at market launch, demonstrating Renault's successful efforts to improve quality. The vehicle's high-end positioning was consolidated in May 2006, with the launch of a Renault Sport version, manufactured in Dieppe, and a new 2.0 16V 140hp gasoline engine developed through the Alliance with Nissan.

  Thalia, the sedan version of Clio, contributed to Renault's performance in the B segment in Europe, with almost 8,300 units sold. An upgrade of the model was released in September 2006 with a new exterior styling, a new interior and new engines and features.

The combined A and B small-car segments grew 6.2%, generating more than one-third of sales in the France and Europe Regions.

- In *this segment*, **Kangoo Car**, which has been on the market for nine years, was boosted at the beginning of the year by the release of two new versions: Kangoo Pampa Generation 2006 and Kangoo 4x4 Generation 2006. With a 13.6% share, down from 16.5% in 2005, Kangoo Car is in third position in the *passenger-carrying van segment*.

- In the *C segment*, **Mégane II**, which has been on the market for four years, recorded an 18.8% drop in sales in 2006, with 124,500 fewer units sold than in 2005. With 3.4% of the European passenger car market for the year, Mégane II was the No. 3 vehicle in Europe across all categories. Mégane II is also in third position in the segment with a share of 10.7% (versus 12.5% in 2005) and leads the segment in France (24.9% share), Slovenia (22.7%), Portugal (18.7%) and the Netherlands (12.0%).

  In 2006 in a segment that contracted by 4.9%, almost 538,300 Mégane II were sold in the France and Europe Regions. In January 2006 Mégane II was boosted by the launch of a phase-two model, which features the Alliance's new diesel engine, the 2.0 dCi 16V 150hp. Sales of Scénic II were also given a boost by a phase two in September 2006, especially with the introduction of the new 5-seat Grand Scénic version.

- In the *upper midrange D segment*, which contracted by 3.3%, almost 78,400 **Laguna** were sold in 2006. This represents a 27.2% decline on 2005, which can be attributed partly to anticipation of Laguna III, scheduled for release in September 2007.

- With 4,900 **Vel Satis** registered in 2006, Renault's share of the upper *E1 segment* dipped four-tenths of a point to 0.8%. In June 2006 Vel Satis was equipped with two new diesel engines: the 2.0 dCi, fitted with a particulate filter and available with 150hp and 175hp outputs, and the 180hp 3.0 dCi V6 in a more powerful version and now teamed with a six-speed proactive automatic transmission.

- **Espace IV**, which has been on the market for four years, confirmed its No. 1 position in the *MPV segment* with a share of 14.8% in 2006, down 3.4 points. The segment stabilized (up 0.9%), after contracting for almost two years. Espace leads its segment in France (35.5% share), the Netherlands (25.5%), Belgium-Luxembourg (20.1%) and Switzerland (18.1%). In March 2006 Espace was boosted by the launch of a phase-two model, equipped with the Alliance's new diesel engine, in 150hp and a 175hp formats and fitted with a particulate filter. More than 42,000 Espace models were sold in 2006.

By model - light commercial vehicles

The light commercial vehicle market in the France and Europe Regions grew 4.8% in 2006 to 2.3 million units. With LCV sales up 2.9% in 2006, the Renault brand sold a record 318,700 vehicles, enabling it to maintain market share of 14.1%, down three-tenths of a point, and its No. 1 spot for the ninth year running. That performance is especially important because the LCV range is one of the most profitable components of Renault's offering.

Renault sales continued to rise in Germany (up 2.4%), the Netherlands (up 6.4%), and France (up 6.7%) where Renault captured 34.3% of the market. Conversely, sales decreased in Italy (down 9.6%), Spain (down 2.8%) and the UK (down 1.9%).

- On the *small van segment*, **Kangoo Express** held onto its lead in the France and Europe Regions with a 19.7% share of the segment (down three-tenths of a point on 2005). With 108,500 units sold, Kangoo Express is in second place in the European LCV market across all categories.

- On the *car-derived van segment*, **Clio Van** remained out in front with a share of 14.3% (down seven-tenths of a point on 2005). **Mégane Van** registrations, down 3.5%, accounted for 5.4% of the segment (down seven-tenths of a point).

- On the *van segment*, Renault was in second position, increasing share three-tenths of a point to a record 13.7%. Sales of **Trafic** rose 2.8% and **Master** by 3.6%. The launches of a phase two for Trafic and a phase three for Master in October 2006 enhanced the appeal of the range and lifted sales. To comply with Euro 4 standards, the diesel engine range was completely renewed with the advent of the 2.0 dCi, developed through the Alliance. This more powerful, more flexible and more fuel-efficient engine comes in two versions - 90hp and 115hp. The power of the 2.5 dCi, fitted with a particulate filter, has been increased from 135hp to 150hp. The new engines are fitted with new manual and robotized six-speed gearboxes.

Renault is now a leader in the European camping car market, with almost 9,000 units sold in 2006. Camping cars accounted for 14% of Master sales.

→ Dacia brand

With more than 79,800 Logans sold since its launch in Europe in 2004, Dacia has enjoyed stunning success in the France and Europe Regions. Logan sales leapt 56.4% on 2005 to 47,400 units, of which almost 19,000 in France. In light of the strong sales achieved with the 1.4 and 1.6 gasoline engines, in March 2006 the Logan range in France and Europe was enhanced with a 1.5 dCi diesel engine, already available on Clio, Modus and Kangoo.

Sales performance

In many countries, this engine is the cheapest diesel in the market and contributes to Logan's unprecedented value for money. In 2006 the new engine accounted for 32.4% of the registration mix in the France and Europe Regions.

1.1.3. Euromed Region

GROUP SALES BY BRAND - CARS + LCVS

	2006*	2005*	% change
Renault	235,074	206,169	+ 14.0
Dacia	145,481	130,934	+ 11.1
Renault Samsung	83	394	- 78.9
Group	**380,638**	**337,497**	**+ 12.8**

** Preliminary figures.*

The automobile market in the Euromed Region expanded by 14.0% in 2006. In this environment, Group sales surged 12.8% to more than 380,600 units, representing 10.2% of the market and 15.6% of Renault's worldwide sales.

→ Renault brand

The Renault brand grew sales by a further 14.0% to almost 235,100 units, equal to 61.8% of the Group's sales in the Region. The Renault brand's share of the market remained steady at 6.2%.

In **Turkey**, the market contracted by 13.6% in 2006, with a steep 28.8% decline in second-half, after the devaluation of the Turkish lira in May. In this environment, Renault's sales shrank 21.1% and the brand was ranked second in the passenger car and LCV market, with a share of 13.8%, down 1.3 points on 2005. Renault still led the passenger car market, ranking No. 1 in both the B segment - with a 20.3% share, with Thalia, Clio and Modus - and in the C segment, with Mégane (17.6% of the segment). Mégane and Thalia ranked first and second across all categories. In total, including sales of Logan under the Dacia brand, the Group claimed 17.9% of the passenger car market.

In **Russia**, the success of Logan, sold under the Renault brand, increased the brand's sales by a factor of 2.5 in 2006. A total of 49,300 Logans were sold in Russia, making it the biggest market for Logan after Romania. These strong results enabled Renault to capture 3.8% of the Russian market. Logan has been assembled in the Avtoframos plant in Moscow since April 2005 and marketed since September 2005. To keep pace with demand, output at the Moscow plant will be raised from 60,000 to 80,000 vehicles a year from 2007.

In **Morocco**, Renault leads the market, with a 16.6% share. In 2006 sales rose 13.5%, buoyed by a market that expanded by 30.1% and by a 37.5% increase in sales of Kangoo Car to 7,800 units.

→ Dacia brand

Dacia grew sales in the Euromed Region by 11.1% on 2005. With 145,500 vehicles registered, Dacia took 4.0% of the market in the Region.

In **Romania**, Dacia sales slipped 4.9% to 107,800 units in a market that grew 14.7%. Dacia's share of its domestic market, which is opening up more and more to imports, stands at 37.4%, compared with 45.1% in 2005. This decline can also be attributed to the downturn in sales of the pickup, which went out of production at the end of 2006 to free up installed capacity for Logan. Dacia still leads the market, with a share of 26.7 points over its nearest rival. This performance can be ascribed to the success of Logan, which accounts for 37.5% of the passenger cars registered in Romania and sales of which grew a further 8.8% to more than 96,000 units. Since launch in September 2004, almost 204,600 Logans have been sold in Romania and almost 343,500 units manufactured at Dacia's plant in Pitesti (Romania). The Logan range was extended with the launch of Logan MCV at end-2006 and will be expanded further with an LCV version of Logan MCV in February 2007. Combining Renault and Dacia sales, the Group took 45.6% of the Romanian car and LCV market.

In **Morocco**, Logan has been assembled at the SOMACA plant in Casablanca since July 2005 using CKDs shipped from Romania. With this local facility and 12,700 Logans sold in 2006, Dacia swiftly conquered a significant 15.1% of the market by end-December 2006, versus 4.2% in 2005. Dacia is already No. 2 brand in the Moroccan market, just behind Renault, and Logan the top-selling vehicle across all categories. Powered by the excellent combined performance of the Renault and Dacia brands in Morocco, the Group's market share increased 8.4 points to 31.7%.

Logan has also been successful in **Turkey**, where almost 7,400 units have been sold, as well as in **Algeria**, **Ukraine** and **Bulgaria** (6,600, 5,900 and 1,700 units sold respectively in 2006). In Bulgaria, Logan MCV was launched in October 2006 and the LCV version will be marketed, beginning February 2007, as in Romania.

1.1.4. Americas Region

GROUP SALES BY BRAND - CARS + LCVS

	2006*	2005*	% change
Renault	182,463	161,641	+ 12.9
Dacia	421	162	+ 159.9
Renault Samsung	2,634	2,788	- 5.5
Group	**185,518**	**164,591**	**+ 12.7**

** Preliminary figures.*

The automobile market in the Americas Region expanded 10.8% on 2005. With 185,500 vehicles sold, a 12.7% rise, the Group took 4.1% of the market. Group sales in the Region accounted for 7.6% of Renault's worldwide sales.

The bulk of the Group's sales in the Americas Region (98%) were generated by the Renault brand, sales of which grew 12.9%, representing market share of 4.0% in 2006.

In **Argentina**, the automobile market grew by a further 16.1%. Driven by strong sales volumes for Clio (up 22.6%), Kangoo Car (up 71.6%), Kangoo LCV (up 44.3%) and Mégane (up 45.4%), the Group increased its sales by 29.0%. With almost 48,200 units sold, Renault increased its market share by 1.2 points to 11.5%. The launch of Logan in 2007 will bolster Renault's presence in this market.

In **Brazil**, Renault's market share was 2.8%, with almost 51,700 vehicles sold. Renault sales grew 8.7% on 2005 in a market that expanded 13.0%. The Brazilian market is dominated by flex-fuel engines, which account for 75% of registrations. With only one flex-fuel model, the Clio 1.6 16V Hi-Flex, Renault needs to offer a wider range to take full advantage of the market's growth. Sales were nevertheless boosted by the launches of Mégane II Sedan and Mégane Grand Tour in 2006. In 2007 Renault will start manufacturing Logan at the Curitiba plant for the local market and export to Argentina. Other significant introductions are scheduled under Renault Commitment 2009 to swiftly adapt Renault's product offering to the Brazilian market, particularly a hatchback version of Logan, to be world-premiered in Brazil in early 2008.

In **Colombia**, Renault grew sales by 36.7%, outpacing the market, which expanded 33.8%. With 33,000 vehicles sold, Renault's market share remained steady at 18.0% (four-tenths of a point over 2005) and the brand consolidated its No. 2 position. The successful launch of Logan under the Renault brand in September 2005 is one reason behind these strong results, since 7,100 units of the model were sold in 2006. Growth was also driven by Clio and Twingo, sales of which rose 32.9% and 33.3% respectively.

In **Mexico**, Renault's market share shed four-tenths of a point to 1.8% in a virtually flat market (up 1.0%). In 2006 Renault sales fell 15.8% to almost 20,300 units in anticipation of a range upgrade in 2007, with the upcoming launches of Clio III and Kangoo Car.

In **Venezuela**, the popularity of Logan enabled Renault to boost sales by 36.9% and to offset most of the losses on other models in the range, especially Twingo (down 10.1%). In September 2005 Logan was also launched under the Renault brand and already makes up 40.3% of the brand's sales mix, with almost 5,700 units sold.

A total of 14,100 Logans were sold in the Americas Region in 2006. Most of these vehicles were sold under the Renault brand, except for 417 units sold under the Dacia brand in Guadeloupe, Martinique, French Guiana and Saint Martin.

1.1.5. Asia-Africa Region

GROUP SALES BY BRAND - CARS + LCVS

	2006	2005*	% change
Renault	52,950	61,338	- 13.7
Dacia	2,932	2,485	+ 18.0
Renault Samsung	119,138	116,306	+ 2.4
Group	**175,020**	**180,129**	**- 2.8**

** Preliminary figures.*

In the Asia-Africa Region, the market grew 6.8% on 2005 whereas Group sales contracted 2.8%. With almost 175,000 vehicles sold, the Group took 0.8% of the market. Group sales in the Asia-Africa Region accounted for 7% of Renault's worldwide sales.

→ Renault Samsung brand

In 2006 Renault Samsung Motors upped sales by 2.4% to more than 119,100 units, on the back of the brand's strong performance in **South Korea**, where Renault Samsung generated 97.7% of its total sales.

Renault Samsung took 12.2% (down one-tenth of a point) of the South Korean passenger car market. By completely renewing the product range between November 2004 and August 2005, Renault Samsung held onto its No. 3 spot in the Korean market:

- The **SM7**, released in fourth-quarter 2004, sold 17,400 units in 2006, taking 11.8% of the "Large and Luxury" segment, enabling it to remain in second place despite a 32.3% decline in sales;
- The new **SM5**, launched in early 2005, sold more than 71,900 units, a 16.1% increase on sales in 2005. Renault Samsung's share of the mid-segment reached 28.1%, which consolidated the brand's second place on the segment;
- The **SM3** was extensively restyled in August 2005, and sales in 2006 totaled almost 29,800 units, a 7.1% increase. The SM3's share of the sub-mid segment, which reached 19.2%, took Renault Samsung to second place in the segment.

Renault Samsung Motors exported almost 41,600 vehicles over the year, mostly for sale by Nissan under its own brand as part of the Alliance agreement.

In 2007 the Renault Samsung range will be extended with a fourth model to be released at year-end. The "cross-over" vehicle will be derived from the Koleos Concept unveiled at the Paris Motor Show in September 2006. The model will be manufactured locally at the Busan site. Half of the new vehicles produced will then be exported to Europe.

Sales performance

→ Renault brand

Sales of the Renault brand fell 13.7% to 53,000 units in the Asia-Africa Region, which negatively impacted the Group's performance in the Region.

In **South Africa** (including Namibia), Renault's leading market in the Asia-Africa Region, sales dropped 18.5% on 2005. This decline can be attributed to the depreciation of the rand against the euro, which prompted the Group to change its commercial policy to maintain profitability.

Renault's presence in the Asia-Africa Region will be bolstered in 2007 with the release of Logan in **India** in the first-half. In addition, Renault has already capitalized on its successful partnership with Mahindra & Mahindra by signing a "Memorandum of Understanding" in November 2006 that provides for a new industrial facility with production capacity of 500,000 units in the long run, shared by Mahindra & Mahindra and the Alliance, and a Renault powertrain plant. India is thus set to become a key driver of Renault's growth in emerging markets.

International rollout of the Logan program

Logan unit sales	2006*	2005*	2004*	Since Sept. 2004*
Dacia brand				
France	18,794	9,798	-	28,592
Europe	28,620	20,511	2,080	51,211
Euromed	133,707	103,076	20,751	257,534
o/w:				
Romania	96,037	88,275	20,274	204,586
Morocco	12,723	2,499	-	15,222
Turkey	7,352	8,317	477	16,146
Americas	417	162	-	579
Asia-Africa	2,932	1,507	2	4,441
Logan Total under the Dacia brand	**184,470**	**135,054**	**22,833**	**342,357**
Renault brand				
Euromed	49,323	7,057	-	56,380
o/w:				
Russia	49,323	7,057	-	56,380
Americas	13,721	2,858	-	16,579
Logan Total under the Renault brand	**63,044**	**9,915**	**-**	**72,959**
Logan Total	247,314	**144,969**	**22,833**	**415,316**

* *Preliminary figures.*

Production

The plant in Romania is the main Logan production site, supplying all countries in the France and Europe Regions, as well as Turkey, Algeria, Ukraine, the Middle East and Central Africa. The site manufactures Logan Sedan and Logan MCV and will start producing the LCV version at the beginning of 2007.

Logan is also manufactured in Russia (since April 2005), Morocco (since June 2005) and Colombia (since July 2005).

To support Logan's sales growth, the Group is ramping up production capacity. The Envigado site in Colombia added a third shift in August 2006. In Russia, the Group has decided to increase output from 60,000 to 80,000 units a year in 2007. In Romania, approximately €100 million is being invested to increase the production capacity of the Pitesti plant from 235,000 units in 2006 to 350,000 in 2008.

In the first-half 2007 Logan will be manufactured in Brazil for the Brazilian and Argentine markets, then in Iran and India. In Iran, Logan will be manufactured by two local automakers, Saipa and Iran Khodro. In India, a right-hand-drive version of Logan will be produced under the agreement signed in March 2005.

Sales and marketing

In 2006 more than 247,500 Logans were sold worldwide, a 70.7% increase on 2005. Since the model was first released in Romania in September 2004, 415,300 units have been sold.

Logan is now sold in 44 countries, in 40 under the Dacia brand, which makes a strong contribution to Dacia's growth, and in 4 under the Renault brand (Russia, Colombia, Venezuela and Ecuador).

Logan has been a big success in all the countries where it has been sold, including in the France and Europe Regions. Logan is enabling the Group to conquer new markets in the Euromed, Americas and Asia-Africa Regions and to build strong positions, especially in the countries where Logan is manufactured.

Romania generates 38.8% of Logan sales. This share is falling, however, as sales in other countries grow. Logan sales in the Euromed Region excl. Romania tripled in 2006. In the Americas Region, Logan sales increased by a factor of 4.5 to 14,100 units in 2006. In the France and Europe Regions, Logan registrations surged 56.4% to 47,400 units and account for 19.2% of worldwide sales of the model. In Asia-Africa, Logan sales have virtually doubled to almost 3,000 units.

Expanding the range

The Logan range was extended with the release of Logan MCV (Multi Convivial Vehicle) in October 2006 in Romania and Bulgaria. Logan MCV is a station wagon that seats up to seven adults. The model will start selling in Dacia's other main European markets in early 2007.

An LCV version derived from Logan MCV will be released in February 2007 in Romania and Bulgaria, followed by other countries.

The rollout of the range will continue with a pickup, a hatchback and a 4WD. The Logan range will consist of six vehicles by the end of Renault Commitment 2009.

1.2. Sales Financing

1.2.1. Proportion of new vehicle registrations financed

In 2006 RCI Banque financed a smaller proportion of Renault, Nissan and Dacia registrations in the **France and Europe Regions** (33.9% versus 34.9% in 2005). RCI Banque's share was 35.3% for the Renault brand (versus 36.1% in 2005) and 28.9% for the Nissan brand (versus 30.0% in 2005).

In the **Americas Region**, RCI Banque's share fell to 30.4% from 36.0% in 2005, as good results in Argentina failed to offset the decline in Brazil.

RCI Banque recorded a share of 12.7% in its first year of business in South Korea, RCI's only outlet in the **Asia-Africa Region**.

In the **Euromed Region** (where Romania is the only consolidated country), RCI Banque saw its share contract sharply to 30.7%, after 33.3% in 2005.

1.2.2. New financing contracts and average loans outstanding

RCI Banque generated €9.7 billion in new financing contracts excluding "card" business and personal loans in 2006 (versus €10.3 billion in 2005, a decline of 5.9%), with 946,036 new contracts in 2006, compared with 1,036,650 in 2005, a decline of 8.6%.

RCI Banque's average loans outstanding were stable at €23.1 billion, down 0.1% on a like-for-like basis.

1.2.3. International growth

As part of RCI Banque's continued international expansion, the Group added a finance business in South Korea with the start-up of a wholly-owned financing subsidiary in March 2006.

RCI Banque also stepped up its presence in Poland (taking over full ownership of the consumer finance business in June 2006, which enhances coverage of the country with 100% RCI Banque solutions) and in Romania, where it signed an agreement with Société Générale to take full ownership of the leasing subsidiary, with retroactive effect from January 1, 2006.

In 2006 RCI Banque also launched finance businesses in:

- **Algeria** (start-up of consumer finance for Renault and Dacia through a business agreement in December 2006);
- **Colombia** (start-up of RCI Servicios Colombia SA in March 2006 through a business agreement);
- **Croatia** (start-up of consumer business through a business agreement with ZABA in January 2006);
- **Russia** (consumer finance for Renault and Nissan through a business agreement with IMB, a bank in the HVB/Unicredito group).

1.3. Sales and production statistics

Total industry volume - Registrations - cars + LCVs (in units)

Main Renault Group markets	2006	2005*	% change
France Region	2,440,582	2,487,854	- 1.9
Europe Region	15,317,275	15,025,356	+ 1.9
o/w:			
Germany	3,670,280	3,521,594	+ 4.2
Italy	2,548,446	2,455,958	+ 3.8
UK	2,678,942	2,770,153	- 3.3
Spain+Canary Islands	1,908,865	1,916,080	- 0.4
Belgium+Luxembourg	641,118	594,341	+ 7.9
Poland	277,887	271,507	+ 2.3
France + Europe Regions	**17,757,857**	**17,513,210**	**+ 1.4**
Euromed Region	3,675,354	3,224,902	+ 14.0
o/w:			
Romania	288,296	251,396	+ 14.7
Russia	1,904,669	1,563,397	+ 21.8
Turkey	617,838	715,212	- 13.6
Algeria	142,955	137,000	+ 4.3
Morocco	84,277	64,754	+ 30.1
Americas Region	4,559,184	4,114,020	+ 10.8
o/w:			
Mexico	1,133,087	1,122,197	+ 1.0
Colombia	183,616	137,213	+ 33.8
Brazil	1,834,581	1,623,341	+ 13.0
Argentina	420,304	361,959	+ 16.1
Asia-Africa Region	21,001,339	19,655,686	+ 6.8
o/w:			
South Africa	619,786	542,670	+ 14.2
South Korea	1,185,798	1,149,826	+ 3.1
Euromed + Americas + Asia-Africa Regions**	**29,235,877**	**26,994,608**	**+ 8.3**

* *Preliminary figures.*

** *Excl. North America.*

Sales performance

Renault Group
Registrations (Reg's) and market share (Mkt Sh.) - Cars + LCVs

Sales performance in main markets	2006* Reg's (in units)	2006* Mkt Sh. (as a%)	2005* Reg's (in units)	2005* Mkt Sh. (as a%)
France Region	641,905	26.3	675,804	27.2
Europe Region	1,023,424	6.7	1,147,393	7.6
o/w:				
Germany	173,269	4.7	185,831	5.3
Italy	142,134	5.6	162,663	6.6
UK	160,286	6.0	197,366	7.1
Spain + Canary Islands	206,171	10.8	238,411	12.4
Belgium + Luxembourg	66,979	10.4	68,089	11.5
Poland	22,393	8.1	22,402	8.3
France + Europe Regions	**1,665,329**	**9.4**	**1,823,197**	**10.4**
Euromed Region	380,638	10.2	337,497	10.5
o/w:				
Romania	131,448	45.6	137,248	54.6
Russia	72,484	3.8	29,148	1.9
Turkey	92,366	14.9	116,511	16.3
Algeria	25,629	17.9	20,495	15.0
Morocco	26,750	31.7	15,096	23.3
Americas Region	185,518	4.1	164,591	4.0
o/w:				
Mexico	20,274	1.8	24,086	2.1
Colombia	33,042	18.0	24,163	17.6
Brazil	51,682	2.8	47,528	2.9
Argentina	48,223	11.5	37,376	10.3
Asia-Africa Region	175,020	0.8	180,129	0.9
o/w:				
South Africa	15,580	2.5	19,112	3.5
South Korea	119,088	10.0	115,425	10.0
Euromed + Americas + Asia-Africa Regions**	**741,176**	**2.5**	**682,217**	**2.5**

** Preliminary figures.*

*** Excl. North America.*

Sales performance

RENAULT GROUP
REGISTRATIONS IN FRANCE + EUROPE REGIONS BY MODEL - CARS + LCVs (IN UNITS)

	2006*	2005*	% change
Twingo	55,700	78,246	- 28.8
Clio / Clio III	482,355	384,167	+ 25.6
Thalia	8,260	12,884	- 35.9
Modus	82,204	166,664	- 50.7
Logan	47,362	30,269	+ 56.5
Mégane / Mégane II	546,079	667,084	- 18.1
Laguna	77,217	107,142	- 27.9
Vel Satis	4,875	7,604	- 35.9
Espace / Espace IV	41,359	50,531	- 18.2
Kangoo	159,852	163,982	- 2.5
Trafic / Trafic II	76,429	74,976	+ 1.9
Master / Master II	73,333	68,613	+ 6.9
Mascott** / RWD Master	9,717	9,852	- 1.4
Other	587	1,183	- 50.4
REGISTRATIONS IN FRANCE + EUROPE	**1,665,329**	**1,823,197**	**- 8.7**

* *Preliminary figures.*

** *Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

RENAULT GROUP
REGISTRATIONS IN EUROMED, AMERICAS AND ASIA-AFRICA REGIONS BY MODEL - CARS + LCVs (IN UNITS)

	2006*	2005*	% change
Twingo	13,242	11,564	+ 14.5
Clio / Clio III	90,653	78,062	+ 16.1
Thalia / Symbol	85,327	96,223	- 11.3
Modus	4,129	5,453	- 24.3
Logan	200,100	114,660	+ 74.5
Mégane / Mégane II	124,436	138,848	- 10.4
Laguna	4,240	6,555	- 35.3
Vel Satis	100	115	- 13.0
Espace / Espace IV	289	217	+ 33.2
SM3	31,999	30,735	+ 4.1
SM5	72,314	62,774	+ 15.2
SM7	17,542	25,979	- 32.5
Pickup (1300)	11,746	20,568	- 42.9
Kangoo	60,705	61,007	- 0.5
Trafic / Trafic II	3,899	4,235	- 7.9
Master / Master II	12,992	12,086	+ 7.5
Mascott** / RWD Master	434	390	+ 11.3
Other	115	9,232	- 98.8
REGISTRATIONS IN EUROMED + AMERICAS + ASIA-AFRICA	**734,232**	**678,703**	**+ 8.2**

* *Preliminary figures.*

** *Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

Sales performance

RENAULT GROUP
SALES PERFORMANCE OF MODELS BY SEGMENT IN FRANCE + EUROPE REGIONS*

	Segment change 2006/2005 (in %)	Renault's share % 2006	% 2005	Change (pt) 2006/2005	Rank 2006
PASSENGER CARS					
A segment					
Twingo	+ 11.7	4.9	7.7	- 2.8	11
B segment					
Clio / Clio III	+ 4.9	9.8	8.0	+ 1.8	2
Thalia	+ 4.9	0.2	0.3	- 0.1	34
Modus	+ 4.9	1.7	3.8	- 2.1	18
Logan	+ 4.9	1.1	0.7	+ 0.3	22
C segment					
Mégane / Mégane II	- 4.9	10.7	12.5	- 1.8	3
D segment					
Laguna	- 3.3	3.1	4.2	- 1.1	10
E1 segment					
Vel Satis	- 6.8	0.8	1.1	- 0.4	18
MPV segment					
Espace / Espace IV	+ 0.9	14.8	18.3	- 3.4	1
Passenger - carrying van					
Kangoo	+ 7.1	13.6	16.5	- 2.9	3
Trafic / Trafic II / Master / Master II	+ 7.1	4.5	4.3	+ 0.2	10
LIGHT COMMERCIAL VEHICLES					
Car-derived vans					
Twingo	+ 9.7	0.2	0.4	- 0.1	37
Clio	+ 9.7	14.3	15.1	- 0.7	1
Modus	+ 9.7	1.3	0.9	+ 0.4	18
Mégane / Mégane II	+ 9.7	5.4	6.1	- 0.7	6
Small vans					
Kangoo	+ 4.2	19.7	20.0	- 0.3	1
Vans					
Trafic / Trafic II	+ 0.4	6.3	6.1	+ 0.1	7
Master / Master II	+ 0.4	6.5	6.3	+ 0.2	6
Mascott / RWD Master	+ 0.4	1.0	1.0	+ 0.0	21

* *Preliminary figures.*

Sales performance

RENAULT GROUP
WORLDWIDE PRODUCTION BY MODEL AND BY SEGMENT [1] - CARS + LCVs (IN UNITS)

	2006	2005*	% change
Logan	256,119	169,956	+ 50.7
Solenza	-	5,694	-
Low cost segment	256,119	175,650	+ 45.8
Twingo	63,448	90,674	- 30.0
C44	135	-	-
Clio**	182,663	330,870	- 44.8
Clio III	373,660	121,503	+ 207.5
Thalia	131,282	103,164	- 14.6
Modus	67,589	164,741	- 59.0
A and B segments	775,611	810,971	- 4.4
Megane / Mégane II	653,512	801,496	- 18.5
SM3	71,817	30,091	+ 138.7
C segment	725,329	831,587	- 12.8
Laguna II	73,065	112,365	- 35.0
SM5	71,675	63,374	+ 13.1
SM7	17,807	25,089	- 29.0
Espace IV	41,432	50,521	- 18.0
Vel Satis	4,683	7,609	- 38.5
D, E and MPV segments	208,662	258,958	- 19.4
Kangoo	108,895	123,057	- 11.5
Passenger-carrying van	108,895	123,057	- 11.5
Kangoo	118,217	118,667	- 0.4
Trafic 2 [2]	-	-	-
Master 2	105,789	106,703	- 0.9
Mascott	17,413	15,255	+ 14.1
Pick-up 1310	11,208	19,871	- 43.6
Other	52,437	55,009	- 4.7
Light commercial vehicles	310,474	315,505	- 1.6
WORLDWIDE GROUP PRODUCTION	**2,385,090**	**2,515,728**	**- 5.2**

(1) Production data are the number of vehicles leaving the production line.

(2) New Trafic production at the General Motors Europe plant in Luton (UK) and the Nissan plant in Barcelona (Spain) was not recorded as Renault production.

** Preliminary figures.*

*** Including 9,430 Renault-branded Clio manufactured at the Nissan plant in Aguascalientes (Mexico) in FY 2006.*

Sales performance

RENAULT GROUP'S NEW GEOGRAPHICAL ORGANIZATION - COUNTRIES IN EACH REGION

AMERICAS

NORTHERN LATIN AMERICA

Colombia
Costa Rica
Cuba
Ecuador
Honduras
Mexico
Nicaragua
Panama
El Salvador
Venezuela
Dominican Republic
Guadeloupe
French Guiana
Martinique

SOUTHERN LATIN AMERICA

Argentina
Brazil
Bolivia
Chile
Paraguay
Peru
Uruguay

ASIA & AFRICA

ASIA PACIFIC

Australia
Indonesia
Japan
Malaysia
New Caledonia
New Zealand
Singapore
Tahiti
Thailand

INDIA

MIDDLE EAST & FRENCH-SPEAKING AFRICA

Saudi Arabia
Egypt
Jordan
Lebanon
Libya
Pakistan
Gulf States
Syria
+ French-speaking African countries

AFRICA & INDIAN OCEAN

South Africa
+ Sub-Saharan African countries
Indian Ocean islands

KOREA

IRAN

CHINA

Hong Kong
Taiwan

ISRAEL

EUROMED

EASTERN EUROPE

Bulgaria
Moldova
Romania

RUSSIA / CIS

Armenia
Belarus
Georgia
Kazakhstan
Russia
Ukraine
...

TURKEY

Turkey
Turkish Cyprus
...

NORTH AFRICA

Algeria
Morocco
Tunisia

EUROPE (EXCL. FRANCE)

Austria
Germany
Belgium-Lux.
Bosnia
Cyprus
Croatia
Denmark
Spain
Finland
Greece
Hungary
Ireland
Iceland
Italy
Kosovo
Macedonia
Malta
Montenegro
Norway
Baltic States
Netherlands
Poland
Portugal
Czech Republic
UK
Serbia
Slovakia
Slovenia
Sweden
Switzerland

FRANCE

Metropolitan France

Overview

- *The Group's consolidated revenues totaled €41,528 million, down 0.8% year-on-year on a consistent basis.*
- *Operating margin stood at €1,063 million, or 2.56% of revenues, versus €1,323 million, or 3.20% of revenues in 2005.*
- *Other operating income and expenses showed a net charge of €186 million, compared with a net income of €191 million in 2005.*
- *Excluding the impact from redeemable shares, the positive net balance on the financing account was €92 million in 2006, after a net charge of €56 million in 2005.*
- *Nissan's contribution to Renault's earnings in 2006 was €1,789 million, compared with €1,825 million in 2005 (excluding non-recurring income of €82 million in 2006, compared with €450 million in 2005). AB Volvo's contribution was €384 million, compared with €308 million in 2005.*
- *Net income totaled €2,943 million, compared with €3,453 million in 2005.*
- *Earnings per share came to €11.17, compared with €13.19 in 2005.*
- *Automobile generated free cash flow[1] of €94 million. The net financial debt of this activity increased by €162 million relative to December 31, 2005 and amounted to €2,414 million. The ratio of net financial debt to Group shareholders' equity continued to improve, easing to 11.4%, in 2006 from 11.5% in 2005.*

2.1. Comments on the financial results

2.1.1. Consolidated income statements

Group **revenues** came to €41,528 million, down 0.8% on a consistent basis compared with the same period in 2005.

Divisional contribution to Group revenues

	2006 reported			2005 2006 scope			Chg 2006 / 2005			2005 reported
€ million	H1	H2	Year	H1	H2	Year	H1	H2	Year	Year
Automobile	20,560	19,045	39,605	20,520	19,403	39,923	+ 0.2%	- 1.8%	- 0.8%	39,458
Sales Financing	987	936	1,923	950	971	1,921	+ 3.9%	- 3.6%	+ 0.1%	1,880
Total	**21,547**	**19,981**	**41,528**	**21,470**	**20,374**	**41,844**	**+ 0.4%**	**- 1.9%**	**- 0.8%**	**41,338**

Although the revenue contribution from **Sales Financing** (RCI Banque) was level with 2005, the contribution from **Automobile** was down 0.8% on a consistent basis, to €39,605 million, as a result of two trends:

- with several key products in the range scheduled for replacement in 2007, the revenue contribution from the France and Europe Regions fell 4.2%. Ongoing implementation of the selective commercial policy also played a part;
- the contribution from the other Regions - Euromed, Americas and Asia-Africa - was up 2.3%, chiefly on volume growth driven by the Group's three brands.

Sales of powertrains and built-up vehicles to partners made a positive contribution of 1.1%.

Group **operating margin** came to €1,063 million in 2006, or 2.56% of revenues, compared with 3.20% in 2005.

(1) Free cash flow = cash flow less capital expenditure (property, plant and equipment, intangibles) net of disposals, before the change in working capital requirement.

Financial statements

Divisional contribution to Group operating margin

€ million	H1 2006	H2 2006	Year 2006	Year 2005	Chg
Automobile	323	248	571	858	- 287
% of revenues	*1.6%*	*1.3%*	*1.4%*	*2.2%*	-
Sales Financing	269	223	492	465	+ 27
% of revenues	*27.3%*	*23.8%*	*25.6%*	*24.7%*	-
Total	**592**	**471**	**1,063**	**1,323**	**- 260**
% of revenues	*2.75%*	*2.36%*	*2.56%*	*3.20%*	-

Sales Financing contributed €492 million to Group operating margin, or 25.6% of its revenues, versus €465 million in 2005. Average loan outstandings held steady and risk-related costs improved relative to 2005.

Automobile contributed €571 million (1.4% of revenues), versus €858 million (2.2% of revenues) in 2005.

This decline can be attributed to:

- lower Group sales on the fiercely competitive European market. In 2006, however, Renault stepped up its selective commercial policy, designed to help the Group gradually scale back its presence in the least profitable sales channels and so take fuller advantage of new product releases;
- a higher-than-expected increase in raw materials prices;
- the costs of transition to the Euro 4 emission standard, which were not passed on to selling prices;
- increased manufacturing costs as lower output by European plants made it harder to absorb fixed costs.

The operating margin target was met, in line with Renault Commitment 2009. This outcome was mainly attributable to cost-cutting efforts (purchasing costs were reduced by 4% not counting the impact of raw materials, and administrative expenses were cut by 3%, positive evolution of warranty-related costs) and progress in regions outside Europe.

Research and Development expenses amounted to €2,400 million in 2006, €136 million higher than in 2005 and equivalent to 5.8% of revenues, versus 5.5% in 2005.

This increase is linked to development of the future product line-up under Renault Commitment 2009, i.e. 26 products over the period covered by the Plan, and relates chiefly, as in the first half, to capitalized expenses.

Capitalized R&D expenses reached €1,091 million, up €258 million, or 45.5% of the total compared with 36.8% in 2005. Amortization totaled €654 million.

Overall, R&D expenses recorded in the income statement amounted to €1,963 million, or 4.7% of Group revenues, compared with €2,034 million, or 4.9% of revenues, in 2005.

Renault Group - R&D expenses*

€ million	H1 2006	H2 2006	Year 2006	Year 2005
R&D expenses	1,227	1,173	2,400	2,264
% of revenues	*5.7%*	*5.9%*	*5.8%*	*5.5%*
Capitalized development expenses	(543)	(548)	(1,091)	(833)
% of R&D expenses	*44.3%*	*46.7%*	*45.5%*	*36.8%*
Amortization	337	317	654	603
R&D expenses recorded in the income statement	**1,021**	**942**	**1,963**	**2,034**
% of revenues	*4.7%*	*4.7%*	*4.7%*	*4.9%*

(*) R&D expenses are fully incurred by Automobile.

Other operating income and expenses showed a net charge of €186 million, compared with net income of €191 million in 2005 (including Renault's €150 million capital gain from the sale of its stake in Nissan Diesel).

In 2006, this item essentially comprised:

- €241 million in restructuring and workforce adjustment costs and provisions, mainly concentrated in Spain (compared with €109 million in 2005);
- capital gains amounting to €109 million, versus €148 million in 2005, on the sale of land in France and Spain.

After recognizing this item, Group **operating income** came out at €877 million, versus €1,514 million in 2005.

Net financial income/expense showed income of €61 million, compared with a charge of €327 million in 2005:

- Automobile's net debt service amounted to €19 million, compared with €57 million in 2005. Despite a slight increase in average indebtedness over the period, the Group continued to optimize its debt service through efficient management of financial assets and liabilities;
- the Group made a profit of €135 million on the sale of Scania securities in second-half 2006;
- the fair value change in Renault SA redeemable shares had a negative impact of €31 million in 2006, compared with a negative impact of €271 million in 2005.

Renault booked a profit of €2,260 million from its share in the **net income of associated companies** in 2006.

- Nissan's contribution to Renault's earnings in 2006 was €1,789 million, compared with €1,825 million in 2005 (excluding non-recurring income of €82 million in 2006, compared with €450 million in 2005).
- AB Volvo, which owned 4.9% of its own shares in 2006, taking Renault's investment to 21.8%, contributed a positive €384 million in 2006, versus €308 million in 2005.

Current and deferred taxes in 2006 amounted to a net charge of €255 million, compared with €331 million in 2005. The effective tax rate (before the impact of income from associated companies) was 27% in 2006, compared with 28% in 2005.

Net income was €2,943 million, compared with €3,453 million in 2005.

After neutralizing treasury stock and Renault shares held by Nissan, earnings per share came to €11.17, versus €13.19 in 2005.

2.1.2. Investments and future-related costs

Net capital expenditure by Automobile came to €3,585 million in 2006 (including €1,091 million in capitalized R&D expenses), compared with €2,879 million in 2005 (including €833 million in capitalized R&D).

21

TANGIBLE AND INTANGIBLE INVESTMENTS NET OF DISPOSALS, BY DIVISION

€ million	2006	2005
Tangible investments	3,340	2,903
Intangible investments	1,129	876
o/w capitalized R&D	*1,091*	*833*
o/w other intangible investments	*38*	*43*
Total acquisitions	4,469	3,779
Disposal gains	(884)	(900)
Total - Automobile	**3,585**	**2,879**
Total - Sales Financing	**(93)**	**66**
TOTAL - GROUP	3,492	**2,945**

In 2006, **Automobile capital expenditure** was directed primarily at renewing products and components and upgrading facilities.

- In Europe, range-related investments accounted for 53% of total gross outlays. Funds were allocated chiefly to the next Laguna and to the Twingo renewal program.
- International investments accounted for 31% of the total gross spend. Funds were assigned to industrial production of Logan in Brazil, a new version of Logan in Romania, and the Renault Samsung Motors range.

The main non product-related investments were in quality, working conditions and the environment, as in 2005.

Renault Group - Future-related costs

€ million	2006	2005
Capital expenditure, net of disposals	3,492	2,945
Capitalized development expenses	(1,091)	(833)
Leased vehicles (net of disposals)	(181)	(293)
Net industrial and commercial investments (1)	**2,220**	**1,819**
% of revenues	*5.3%*	*4.4%*
R&D expenses (2)	**2,400**	**2,264**
% of revenues	*5.8%*	*5.5%*
Future-related costs (1)+(2)	**4,620**	**4,083**
% of revenues	*11.1%*	*9.9%*

2.1.3. Automotive debt

The **net financial debt of Automobile** increased by €162 million in 2006, reaching €2,414 million at December 31, 2006, compared with €2,252 million at December 31, 2005. The following items contributed to this outcome:

- cash flow contracted by €215 million compared with 2005 to €3,890 million and included €602 million in dividends from associated companies (compared with €516 million in 2005), of which:
  - €431 million from Nissan,
  - €158 million from AB Volvo;
- net capital expenditure amounted to €3,585 million, compared with €2,879 million at end-2005;
- the working capital surplus was down €346 million at December 31, 2006 on a decline in trade payables linked to the slower pace of activity in Europe while, at the same time, vehicle and parts inventories contracted;
- the €135 million capital gain on the sale of Scania securities.

Consequently, Automobile generated €94 million in **free cash flow**.

The dividend payout was €681 million (compared with €554 million in 2005), including €664 million paid by Renault SA.

Automobile's net financial debt also improved as a result of translation gains, including €530 million in connection with yen-denominated debt.

The net financial debt of Automobile operations was equivalent to 11.4% of shareholders' equity at December 31, 2006, compared with 11.5% at December 31, 2005.

AUTOMOBILE - NET FINANCIAL DEBT

€ million	31 Dec. 06	31 Dec. 05
Non-current financial liabilities	5,159	5,634
Current financial liabilities	4,423	3,289
Non-current financial assets - other securities, loans and derivatives on financing operations	(527)	(477)
Current financial assets	(1,678)	(1,917)
Cash and cash equivalents	(4,963)	(4,277)
Net financial debt	**2,414**	**2,252**

2.1.4. Shareholders' equity

In 2006 **shareholders' equity** grew by €1,540 million to €21,201 million at December 31, 2006, versus €19,661 million at December 31, 2005.

The main reasons for the increase were:

- recognition of €2,943 million in net income for 2006;
- the impact of a €617 million dividend payout by Renault, or €2.40 per share, for 2005, given Renault's equity interest in Nissan and treasury stock;
- a €825 million decline in translation adjustments, mainly related to the indirect impact of Nissan, net of yen hedging;
- a €58 million increase in the financial instrument revaluation reserve (cash flow hedges and available-for-sale financial instruments);
- a reduction in the number of treasury shares (2.70% of Renault's capital at December 31, 2006, compared with 3.35% at December 31, 2005) which lifted shareholders' equity by €83 million.

Financial statements

2.2. CONSOLIDATED FINANCIAL STATEMENTS

The comparative figures for 2004 are reported after adjustment for compliance with IFRS applicable at December 31, 2006.

2.2.1. Consolidated income statements

€ million	2006	2005	2004
Sales of goods and services	40,097	39,978	38,923
Sales Financing revenues	1,431	1,360	1,369
Revenues	**41,528**	**41,338**	**40,292**
Cost of goods and services sold	(32,499)	(32,137)	(31,090)
Cost of sales financing	(985)	(926)	(912)
Research and development expenses	(1,963)	(2,034)	(1,676)
Selling, general and administrative expenses	(5,018)	(4,918)	(4,499)
Operating margin	**1,063**	**1,323**	**2,115**
Other operating income and expenses	(186)	191	(243)
Operating income	**877**	**1,514**	**1,872**
Net interest income (expense)	(110)	(95)	(22)
Interest income	*223*	*153*	*128*
Interest expenses	*(333)*	*(248)*	*(150)*
Other financial income and expenses, net	171	(232)	(309)
Financial expense	**61**	**(327)**	**(331)**
Share in net income (loss) of associates	**2,260**	**2,597**	**1,923**
Nissan	1,871	2,275	1,689
Other associates	389	322	234
Pre-tax income	**3,198**	**3,784**	**3,464**
Current and deferred taxes	(255)	(331)	(561)
NET INCOME	**2,943**	**3,453**	**2,903**
Net income - minority interests' share	74	86	67
Net income - Renault share	2,869	3,367	2,836
Earnings per share [1] in €	11.17	13.19	11.16
Diluted earnings per share [1] in €	11.03	13.08	11.10
Number of shares outstanding (in thousands)			
for earnings per share	256,994	255,177	254,168
for diluted earnings per share	260,090	257,342	255,435

(1) Net income - Renault share divided by number of shares stated.

2.2.2. Consolidated balance sheets

ASSETS - € million	31 Dec. 2006	31 Dec. 2005	31 Dec. 2004
NON-CURRENT ASSETS			
Intangible assets	3,422	2,972	2,657
Property, plant and equipment	13,166	12,691	11,597
Investments in associates	12,943	12,452	9,713
Nissan	10,715	10,477	7,929
Other associates	2,228	1,975	1,784
Non-current financial assets	563	577	696
Deferred tax assets	238	309	565
Other non-current assets	376	358	403
Total non-current assets	**30,708**	**29,359**	**25,631**
CURRENT ASSETS			
Inventories	5,314	5,862	5,142
Sales Financing receivables	20,360	20,700	19,807
Automobile receivables	2,102	2,055	1,878
Current financial assets	2,229	1,871	1,398
Other current assets	2,043	2,413	2,398
Cash and cash equivalents	6,010	6,151	5,521
Total current assets	**38,058**	**39,052**	**36,144**
TOTAL ASSETS	**68,766**	**68,411**	**61,775**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million			
SHAREHOLDERS' EQUITY			
Share capital	1,086	1,086	1,086
Share premium	3,453	3,453	3,453
Treasury shares	(373)	(456)	(508)
Revaluation of financial instruments	91	33	77
Translation adjustment	(263)	562	(216)
Other reserves	13,855	11,153	8,752
Net income - Renault share	2,869	3,367	2,836
Shareholders' equity - Renault share	**20,718**	**19,198**	**15,480**
Shareholders' equity - minority interests' share	483	463	384
Total shareholders' equity	**21,201**	**19,661**	**15,864**
NON-CURRENT LIABILITIES			
Deferred tax liabilities	251	231	454
Provisions - long-term	1,632	1,754	2,166
Non-current financial liabilities	5,430	5,901	5,404
Other non-current liabilities	428	516	426
Total non-current liabilities	**7,741**	**8,402**	**8,450**
CURRENT LIABILITIES			
Provisions - short-term	1,053	1,264	910
Current financial liabilities	3,715	2,547	2,447
Sales financing debts	21,212	22,427	20,629
Trade payables	7,384	7,788	7,234
Current tax liability	121	215	197
Other current liabilities	6,339	6,107	6,044
Total current liabilities	**39,824**	**40,348**	**37,461**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68,766**	**68,411**	**61,775**

2.2.3. Changes in consolidated shareholders' equity

€ million	Number of shares (thousand)	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Other reserves	Net income - Renault share	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
Balance at Dec. 31, 2004	**284,937**	**1,086**	**3,453**	**(508)**	**77**	**(216)**	**8,752**	**2,836**	**15,480**	**384**	**15,864**
2005 net income	-	-	-	-	-	-	-	3,367	3,367	86	3,453
Income and expenses recorded in shareholders' equity	-	-	-	-	(44)	778	-	-	734	32	766
Total income and expenses for the period	-	-	-	-	(44)	778	-	3,367	4,101	118	4,219
Allocation of 2004 net income	-	-	-	-	-	-	2,836	(2,836)	-	-	-
Dividends	-	-	-	-	-	-	(459)	-	(459)	(60)	(519)
Cost of stock option plans	-	-	-	-	-	-	24	-	24	-	24
(Acquisitions) / diposals of treasury shares	-	-	-	52	-	-	-	-	52	-	52
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	-	-	-	21	21
Balance at Dec. 31, 2005	**284,937**	**1,086**	**3,453**	**(456)**	**33**	**562**	**11,153**	**3,367**	**19,198**	**463**	**19,661**
2006 net income	-	-	-	-	-	-	-	2,869	2,869	74	2,943
Income and expenses recorded in shareholders' equity	-	-	-	-	58	(825)	-	-	(767)	(18)	(785)
Total income and expenses for the period	-	-	-	-	58	(825)	-	2,869	2,102	56	2,158
Allocation of 2005 net income	-	-	-	-	-	-	3,367	(3,367)	-	-	-
Dividends	-	-	-	-	-	-	(617)	-	(617)	(18)	(635)
Cost of stock option plans	-	-	-	-	-	-	55	-	55	-	55
(Acquisitions) / diposals of treasury shares	-	-	-	83	-	-	-	-	83	-	83
Impact of changes in the scope of consolidation and capital increases (1)	-	-	-	-	-	-	(103)	-	(103)	(18)	(121)
Balance at Dec. 31, 2006	**284,937**	**1,086**	**3,453**	**(373)**	**91**	**(263)**	**13,855**	**2,869**	**20,718**	**483**	**21,201**

(1) The impact of changes in the scope of consolidation on the Renault share of shareholders' equity result from the treatment applied to acquisitions of minority interests and put options for buyouts of minority shareholdings in controlled companies.

2.2.4. Consolidated statements of cash flows

€ million	2006	2005	2004
Net income	2,943	3,453	2,903
Cancellation of unrealised income and expenses:			
Depreciation and amortisation	*2,835*	*2,705*	*2,752*
Share in net income (loss) of associates	*(2,260)*	*(2,597)*	*(1,923)*
Dividends received from associates	*602*	*516*	*552*
Other unrealised income and expenses	*193*	*393*	*748*
Cash flow	**4,313**	**4,470**	**5,032**
Financing for final customers	(12,008)	(12,998)	(11,917)
Customer repayments	12,300	12,485	10,824
Net change in renewable dealer financing	231	(304)	(35)
Decrease (increase) in Sales Financing receivables	**523**	**(817)**	**(1,128)**
Bond issuance by the Sales Financing division	18	-	1,100
Bond redemption by the Sales Financing division	(874)	(1,045)	(1,050)
Net change in other Sales Financing debts	(1,027)	3,119	667
Net change in other securities and loans of the Sales Financing division	(58)	(39)	227
Net change in Sales financing financial assets and debts	**(1,941)**	**2,035**	**944**
Decrease (increase) in working capital	**(309)**	**(603)**	**427**
CASH FLOWS FROM OPERATING ACTIVITIES	2,586	5,085	5,275
Capital expenditure	(4,644)	(4,018)	(3,923)
Acquisitions of investments, net of cash acquired	(30)	(59)	(127)
Disposals of property, plant and equipment and intangibles	1,152	1,073	607
Disposals of investments, net of cash acquired, and other	55	100	34
Net decrease (increase) in other securities and loans of the Automobile division (1)	423	(149)	404
CASH FLOWS FROM INVESTING ACTIVITIES	(3,044)	(3,053)	(3,005)
Transactions with minority shareholders (2)	(131)	(2)	18
Dividends paid to parent company shareholders	(664)	(494)	(383)
Dividends paid to minority shareholders	(22)	(60)	(35)
Purchases/sales of treasury shares	85	56	-
Cash flows with shareholders	**(732)**	**(500)**	**(400)**
Bond issuance by the Automobile division	851	245	407
Bond redemption by the Automobile division	(928)	(388)	(290)
Net increase (decrease) in other financial liabilities of the Automobile division	1,069	(867)	(998)
Net change in financial assets and liabilities of the Automobile division	**992**	**(1,010)**	**(881)**
CASH FLOWS FROM FINANCING ACTIVITIES	260	(1,510)	(1,281)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(198)	522	989

€ million	2006	2005	2004
Cash and cash equivalents: opening balance	**6,151**	**5,521**	**4,276**
Increase (decrease)	(198)	522	989
Effect of changes in exchange rate and other changes	57	108	256
Cash and cash equivalents: closing balance	**6,010**	**6,151**	**5,521**

(1) In 2006, this includes a €135 million gain on the sale of Scania shares.

(2) Via capital increases or capital reductions and acquisitions of additional investments in controlled companies.

Financial statements

2.2.5. Segment information

A. Information by Division

A1. Consolidated income statements by Division

€ million	Automobile	Sales Financing	Interdivision transactions[1]	Consolidated total
2006				
Sales of goods and services	39,605	492	-	40,097
Sales Financing revenues	-	1,431	-	1,431
External sales	**39,605**	**1,923**	**-**	**41,528**
Interdivision sales[1]	(40)	270	(230)	-
Revenues	**39,565**	**2,193**	**(230)**	**41,528**
Operating margin	**486**	**492**	**85**	**1,063**
Operating income	**303**	**489**	**85**	**877**
Financial expense				**61**
Share in net income (loss) of associates	**2,255**	**5**	**-**	**2,260**
Pre-tax income				**3,198**
Current and deferred taxes				(255)
NET INCOME				**2,943**
2005				
Sales of goods and services	39,458	520	-	39,978
Sales Financing revenues	-	1,360	-	1,360
External sales	**39,458**	**1,880**	**-**	**41,338**
Interdivision sales[1]	147	268	(415)	-
Revenues	**39,605**	**2,148**	**(415)**	**41,338**
Operating margin	**858**	**465**	**-**	**1,323**
Operating income	**1,058**	**456**	**-**	**1,514**
Financial expense				**(327)**
Share in net income (loss) of associates	**2,595**	**2**	**-**	**2,597**
Pre-tax income				**3,784**
Current and deferred taxes				(331)
NET INCOME				**3,453**
2004				
Sales of goods and services	38,426	497	-	38,923
Sales Financing revenues	-	1,369	-	1,369
External sales	**38,426**	**1,866**	**-**	**40,292**
Interdivision sales[1]	302	234	(536)	-
Revenues	**38,728**	**2,100**	**(536)**	**40,292**
Operating margin	**1,640**	**461**	**14**	**2,115**
Operating income	**1,412**	**446**	**14**	**1,872**
Financial expense				**(331)**
Share in net income (loss) of associates	**1,923**	**-**	**-**	**1,923**
Pre-tax income				**3,464**
Current and deferred taxes				(561)
NET INCOME				2,903

(1) Interdivision transactions are carried out under near-market conditions.

A2. Consolidated balance sheets by Division

ASSETS - € million	Automobile	Sales Financing	Interdivision transactions[1]	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment and intangible assets	16,263	371	(46)	16,588
Investments in associates	12,928	15	-	12,943
Non-current financial assets - investments in non-controlled entities	2,401	2	(2,367)	36
Non-current financial assets - other securities, loans and derivatives on financing operations of the Automobile division	527	-	-	527
Deferred tax assets and other non-current assets	514	102	(2)	614
Total non-current assets	**32,633**	**490**	**(2,415)**	**30,708**
CURRENT ASSETS				
Inventories	5,306	8	-	5,314
Customer receivables	2,210	20,869	(617)	22,462
Current financial assets	1,678	1,171	(620)	2,229
Other current assets	1,633	1,957	(1,547)	2,043
Cash and cash equivalents	4,963	1,077	(30)	6,010
Total current assets	**15,790**	**25,082**	**(2,814)**	**38,058**
TOTAL ASSETS	**48,423**	**25,572**	**(5,229)**	38,766

SHAREHOLDERS' EQUITY AND LIABILITIES - € million				
SHAREHOLDERS' EQUITY	**21,129**	**2,367**	**(2,295)**	**21,201**
DEFERRED TAX LIABILITIES AND LONG-TERM PROVISIONS				
Non-current financial liabilities	1,563	266	54	1,883
Other non-current liabilities	5,159	271	-	5,430
Total non-current liabilities	371	57	-	428
Current liabilities	7,093	594	54	7,741
SHORT-TERM PROVISIONS				
Current financial liabilities	994	59	-	1,053
Trade payables and Sales financing debts	4,423	-	(708)	3,715
Other current liabilities and current tax liability	7,487	21,786	(677)	28,596
Total current liabilities	7,297	766	(1,603)	6,460
Total shareholders' equity and liabilities	**20,201**	**22,611**	**(2,988)**	**39,824**
TOTAL CAPITAUX PROPRES ET PASSIFS	**48,423**	**25,572**	**(5,229)**	38,736

(1) Interdivision transactions are carried out under near-market conditions.

A3. Consolidated cash flow statements by Division

€ million	Automobile	Sales Financing	Interdivision transactions [1]	Consolidated total
2006				
Net income	2,586	312	45	2,943
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	*2,817*	*86*	*(68)*	*2,835*
Share in net income (loss) of associates	*(2,255)*	*(5)*	-	*(2,260)*
Dividends received from associates	*602*	-	-	*602*
Other unrealised income and expenses	*140*	*28*	*25*	*193*
CASH FLOW	**3,890**	**421**	**2**	**4,313**
Decrease (increase) in sales financing receivables	-	524	(1)	523
Net change in Sales financing financial assets and debts	-	(1,935)	(6)	(1,941)
Decrease (increase) in working capital	(346)	74	(37)	(309)
CASH FLOWS FROM OPERATING ACTIVITIES	**3,544**	**(916)**	**(42)**	**2,586**
Purchases of intangible assets	(1,129)	(3)	-	(1,132)
Purchases of property, plant and equipment [2]	(3,340)	(193)	21	(3,512)
Disposals of property, plant and equipment and intangibles [2]	884	268	-	1,152
Acquisition of investments, net of disposals and other	23	2	-	25
Net decrease (increase) in other securities and loans of the Automobile division [3]	421	-	2	423
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,141)**	**74**	**23**	**(3,044)**
Cash flows with shareholders	(719)	(14)	1	(732)
Net change in financial liabilities of the Automobile division	966	-	26	992
CASH FLOWS FROM FINANCING ACTIVITIES	**247**	**(14)**	**27**	**260**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**650**	**(856)**	**8**	**(198)**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Including impact of leased vehicles

€ million	Automobile	Sales Financing	Group total
Purchases of property, plant and equipment	(969)	(165)	(1,134)
Disposals of property, plant and equipment	685	268	953

(3) In 2006, this includes a €135 million gain on the sale of Scania shares.

€ million	Automobile	Sales Financing	Interdivision transactions[1]	Consolidated total
2005				
Net income	3,320	313	(180)	3,453
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	*2,658*	*103*	*(56)*	*2,705*
Share in net income (loss) of associates	*(2,595)*	*(2)*	*-*	*(2,597)*
Dividends received from associates	*516*	*-*	*-*	*516*
Other unrealised income and expenses	*206*	*186*	*1*	*393*
CASH FLOW	**4,105**	**600**	**(235)**	**4,470**
Decrease (increase) in sales financing receivables	-	(1,009)	192	(817)
Net change in Sales financing financial assets and debts	-	1,587	448	2,035
Decrease (increase) in working capital	(533)	(40)	(30)	(603)
CASH FLOWS FROM OPERATING ACTIVITIES	**3,572**	**1,138**	**375**	**5,085**
Purchases of intangible assets	(876)	(4)	-	(880)
Purchases of property, plant and equipment[2]	(2,903)	(288)	53	(3,138)
Disposals of property, plant and equipment and intangibles[2]	900	173	-	1,073
Acquisition of investments, net of disposals and other	77	(36)	-	41
Net decrease (increase) in other securities and loans of the Automobile division	274	-	(423)	(149)
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,528)**	**(155)**	**(370)**	**(3,053)**
Cash flows with shareholders	(500)	(180)	180	(500)
Net change in financial liabilities of the Automobile division	(819)	-	(191)	(1,010)
CASH FLOWS FROM FINANCING ACTIVITIES	**(1,319)**	**(180)**	**(11)**	**(1,510)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(275)**	**803**	**(6)**	**522**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Including impact of leased vehicles.

€ million	Automobile	Sales Financing	Group total
Purchases of property, plant and equipment	(900)	(231)	(1,131)
Disposals of property, plant and equipment	670	168	838

B. Information by geographic area

€ million	France	Europe	Euromed	Asia-Africa	America	Consolidated total
2006						
Revenues	14,213	18,425	3,808	2,723	2,359	41,528
Capital expenditure	2,961	865	373	283	162	4,644
Property, plant and equipment and intangibles	10,928	2,737	1,526	735	662	16,588
Other operating assets (1)	4,784	2,941	766	331	637	9,459
2005						
Revenues	14,289	19,326	3,445	2,158	2,120	41,338
Capital expenditure	2,607	861	362	90	98	4,018
Property, plant and equipment and intangibles	10,469	2,778	1,297	546	573	15,663
Other operating assets (1)	5,876	3,123	541	272	518	10,330
2004						
Revenues	14,558	19,865	3,188	993	1,688	40,292
Capital expenditure	2,634	778	359	135	17	3,923
Property, plant and equipment and intangibles	9,776	2,681	964	456	377	14,254
Other operating assets (1)	5,451	2,929	445	110	483	9,418

(1) Other operating assets include inventories, Automobile receivables and other current assets.

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles, capital expenditure and other operating assets are presented by location of subsidiaries and joint ventures.

Financial Information on the Alliance 33

Financial Information on the Alliance

The purpose of the financial data in this section is twofold: to broadly quantify the economic significance of the Renault-Nissan Alliance through key performance indicators, and to make it easier to compare the assets and liabilities of the two Groups. The data of both Groups comply with the accounting standards applied by Renault in 2006.

The characteristics of the Alliance mean, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the statutory auditors.

The information concerning Renault is based on the consolidated figures released at December 31, 2006, while the information concerning Nissan is based on the restated consolidated figures prepared for the purposes of the Renault consolidation, covering the period from January 1 to December 31, 2006 whereas Nissan's financial year-end is March 31.

KEY PERFORMANCE INDICATORS

The preparation of the key performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts and rebates;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonise the presentation of the main income statement items;
- restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions of 1999 and 2002 are included.

Revenues 2006

€ million	Renault	Nissan [1]	Inter-company eliminations	Alliance
Sales of goods and services	40,097	59,245	(2,780)	96,562
Sales financing revenues	1,431	4,517	-	5,948
Revenues	**41,528**	**63,762**	**(2,780)**	**102,510**

(1) Converted at the average exchange rate for 2006 : EUR 1 = JPY 146.1

The Alliance's intercompany business mainly consists of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's 2006 results.

The **operating margin**, the operating income and the net income of the Alliance in 2006 are as follows:

€ million	Operating margin	Operating income	Net income [2]
Renault	1,063	877	1,072
Nissan [1]	5,139	5,529	4,259
Alliance	**6,202**	**6,406**	**5,331**

(1) Converted at the average exchange rate for 2006: EUR 1 = JPY 146.1

(2) Renault's net income is adjusted to exclude Nissan's contribution and Nissan's net income is similarly adjusted to exclude Renault's contribution.

Intercompany transactions impacting the indicators are minor and have therefore not been eliminated.

For the Alliance, the operating margin is equivalent to 6.1% of revenues.

In 2006, the Alliance's **research and development expenses**, after capitalisation and amortisation, are as follows:

€ million	2006
Renault	1,963
Nissan	2,297
Alliance	**4,260**

Financial Information on the Alliance

BALANCE SHEET INDICATORS

CONDENSED RENAULT AND NISSAN BALANCE SHEETS

Renault at December 31, 2006

ASSETS - € million	
Intangible assets	3,422
Property, plant and equipment	13,166
Investments in associates (excluding Alliance)	2,228
Deferred tax assets	238
Inventories	5,314
Sales financing receivables	20,360
Automobile receivables	2,102
Other assets	5,211
Cash and cash equivalents	6,010
Total assets excluding investment in Nissan	**58,051**
Investment in Nissan	10,715
TOTAL ASSETS	**68,766**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	
Shareholders' equity	21,201
Deferred tax liabilities	251
Provisions for pension and other long-term employee benefit obligations	942
Financial liabilities of the Automobile division	8,874
Financial liabilities of the Sales financing division and sales financing debts	21,483
Other liabilities	16,015
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68,766**

Nissan at December 31, 2006

ASSETS - € million(1)	
Intangible assets	4,400
Property, plant and equipment	32,800
Investments in associates (excluding Alliance)	96
Deferred tax assets	183
Inventories	7,397
Sales financing receivables	23,083
Automobile receivables	3,524
Other assets	5,484
Cash and cash equivalents	2,472
Total assets excluding investment in Renault	**79,439**
Investment in Renault	1,799
TOTAL ASSETS	**81,238**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	
Shareholders' equity	26,694
Deferred tax liabilities	2,151
Provisions for pension and other long-term employee benefit obligations	2,346
Financial liabilities of the Automobile division	3,458
Financial liabilities of the Sales financing division and sales financing debts	31,345
Other liabilities	15,244
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**81,238**

(1) Converted at the closing rate for 2006: EUR 1 = JPY 156.9

The values shown for Nissan assets and liabilities reflect restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalisation of development expenses, and pension-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both Groups.

Nissan's restated balance sheet includes the securitised items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Purchases of property, plant and equipment by both Alliance groups for 2006, excluding leased vehicles, amount to:

€ million	2006
Renault	2,378
Nissan	3,254
Alliance	**5,632**

Based on the best available information, Renault estimates that the impact of full consolidation of Nissan on its shareholders' equity calculated under current accounting policies would result in:

- a maximum 5-10% decrease in shareholders' equity - Group share;
- a €15 billion increase in shareholders' equity - minority interests' share.



Renault
27-33, quai le Gallo
92512 Boulogne Billancourt
France
Tel: 33 (0)1 76 84 53 09
email: investor.relations@renault.com
http://www.renault.com

INVESTOR RELATIONS DEPARTMENT

RENAULT

EX H3

RENAULT

PRESS RELEASE

FEBRUARY 08, 2006

Renault announces net income of €2.9 billion and operating margin of 2.56%

- **2006 was a year of transition following the launch of the Renault Commitment 2009 plan.**
- **Global sales decreased 4%. Growth outside Europe continued, accounting for 30% of total sales. Logan MCV, the first of the plan's 26 new models, was successfully launched.**
- **Renault achieved its 2006 operating margin target, generating net income of €2,943 million - a slight 0.8% dip in revenues.**
- **With a ratio of net financial debt to shareholders equity of 11.4% at December 31, 2006, Renault had a healthy balance sheet at end-2006.**

"Thanks to the total commitment of everyone at Renault to reducing costs, improving quality and boosting the international performance of the Group, Renault has achieved its 2006 operating margin in line with the roll-out of Renault Commitment 2009" said Carlos Ghosn President and CEO of Renault.

Operating margin in line with objectives

The Group reported **revenues** of **€41,528 million,** down 0.8% on 2005 on a consistent basis.
The slight downturn is mainly attributed to:
- a lower contribution from the France and Europe Regions (down 4.2% on 2005) where Renault pursued its selective commercial policy pending the product offensive planned to start in second-half 2007,
- a stronger contribution from the other Regions – Euromed, Americas and Asia-Africa – over the same period (up 2.3%) with sales growth driven by the three brands: Renault, Dacia and Samsung.

In 2006 **Group operating margin** totaled **€1,063 million** or **2.56%** of revenues, versus 3.20% in 2005.

Business in 2006 was impacted by:

- lower sales volume in Europe, and the consequent lower absorption of fixed costs,
- a higher-than-expected rise in raw materials prices,
- the cost of transition to the Euro 4 standard, not passed on to sales prices.

RENAULT PRESS
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

Owing to the continued development of 26 new products, along with environmentally friendly and safety technologies, **Research and Development** expenditure totaled **€2,400 million**, up €136 million on 2005. This increase is due to the acceleration of Renault's investment in innovation to prepare for the future.

Sales Financing contributed €492 million to Renault's operating margin versus €465 million in 2005.

| Net income of €2,943 million

The Group reported **operating income** of **€877 million**, compared to € 1,514 million in 2005.

The net financial income totaled **€61 million**, compared to an expense of €327 million in 2005. Efficient management of debt, the net cost of which was €19 million (compared to €57 million in 2005), and the capital gains made on Scania securities in the second half-year are 2 main drivers of 2006 financial income.

Renault reported net profit of **€2,260 million** from its share in the **income of associated companies,** particularly Nissan (€ 1,871 million) and Volvo (€ 384 million).
The tax charge came to € 255 million compared with € 331 million in 2005.
Net income amounted to € 2,943 million. Earnings per share came to €11.17.

At the Annual General Meeting on May 2, 2007 the Board of Directors will recommend **increasing the dividend to € 3.10 per share**, from € 2.40 last year.

| A healthy financial situation

The net financial automotive debt totaled **€ 2,414 million** at December 31, 2006, or 11.4% of equity compared with 11.5% in 2005.

Shareholders' equity increased by € 1,540 million to **€ 21,201 million** at December 31, 2006, versus € 19,661 million at end-2005.

| 2006: A year of transition for Renault

Renault has committed to make and sustain itself as the most profitable European volume car company. In 2006 the Group made progress in all three areas of the plan: quality, profitability and growth.

Quality
Significant progress has been made in terms of product quality. This improvement is reflected in a 30% year-on-year drop in warranty costs. The future Laguna, which epitomizes Renault's commitment to quality, successfully passed all its design-phase quality tests.

In terms of service quality, significant progress has been made with the implementation of the plan (PER 4). The percentage of very satisfied customers across the network worldwide rose from 71% to 75% in 2006.

Profitability
The first operating margin milestone was met, mainly thanks to reduced costs, increased international profitability, and the strong performance on the light commercial vehicles market in Europe.

Growth
Although not reflected by the 2006 commercial results, growth is in the pipeline.

- Five of the 26 models included in the plan (Logan Van, Twingo, Laguna sedan, Laguna station wagon and Renault's first cross-over) have already been launched in 2007.

- This product offensive will be backed up by technological progress, achieved through the Alliance. Renault is focusing on the environment in order to remain one of Europe's most efficient carmakers in terms of fuel consumption and CO_2 emissions.
- Sales outside Europe, which account for 30% of the total compared with 27% in 2005, continued to grow, driven by the three brands: Renault, Dacia and Samsung. The increase in production capacities announced for India, Romania and Russia, and the launch of new models designed to meet local demand on these fast-growing markets, are the main driving forces behind Renault's growth through to 2009.

Outlook for 2007

Sales will start to grow again in 2007.

- In Europe, where the markets are stable, Renault will pursue its selective commercial policy. However, in the second half of 2007, Renault will progressively benefit from the launches of the future Twingo and Laguna.
- Outside Europe, the launch of Logan in Brazil, Iran and India in spring 2007 will contribute to sales growth. At year's end a cross-over vehicle will be launched in South Korea.

Overall, Renault's global sales will increase slightly in 2007. Most of the growth will occur in the second half-year.

To be on track with the commitment of 6% operating margin in 2009, annual milestones for profitability were set in July 2006. Renault has confirmed the milestone of 3% operating margin in 2007. This figure is the average for what will be a year of contrasts, with the first half lower than 2006 and the second half marked by an increase.

Contact
Renault Press: Nathalie Bourotte +33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

Consolidated revenues of the Renault group by activity

€ million	2006	2005 restated[1]	2005	Change restated
Automobile	**39,605**	39,923	39,458	**- 0.8%**
Sales financing	**1,923**	1,921	1,880	**+ 0.1%**
Total	**41,528**	41,844	41,338	**- 0.8%**

[1] *On a like-for-like basis with 2006*

Operating margin by activity

€ million	2006			2005
		HY1	HY2	
Automobile *% of revenues*	**571** *1.4%*	323 *1.6%*	248 *1.3%*	858 *2.2%*
Sales financing *% of revenues*	**492** *25.6%*	269 *27.3%*	223 *23.8%*	465 *24.7%*
Total *% of Renault group revenues*	**1,063** *2.56%*	592 *2.75%*	471 *2.36%*	1,323 *3.20%*

Consolidated results of the Renault group

€ million	2006	2005
Operating margin	1,063	1,323
Operating income	877	1,514
Financial income (expense)	61	(327)
Share in income of associated companies	2,260	2,597
Group pre-tax income	3,198	3,784
Current and deferred tax	(255)	(331)
Group net income	2,943	3,453
Minority interests	(74)	(86)
Renault net income	2,869	3,367

EX A2


TWINGO
RENAULT

[illegible]

2006 Financial Results

Boulogne-Billancourt
February 8, 2007

RENAULT

Carlos Ghosn
CEO

RENAULT

COMMITMENT 2009

- **QUALITY**
  Next Laguna in the Top 3 models of its category
- **PROFITABILITY**
  6% operating margin in 2009
- **GROWTH**
  + 800,000 vehicles between 2005 and 2009

5 REGIONAL MANAGEMENT COMMITTEES


Europe
EuroMed
France
Americas
Asia Africa


2006 COMMERCIAL RESULTS
World
- 4.0%
2,535
2,433
2005
2006
Thousand units (Cars + LCVs)


2006 COMMERCIAL RESULTS
World
- 4.0%
2,535
2,433
2005
2006
Americas
+ 12.7%
165
186
2005
2006
EuroMed
+ 12.8%
337
381
2005
2006
Asia
Africa
- 2.8%
180
175
2005
2006
International
+ 8.6%
Thousand units (Cars + LCVs)

Group Worldwide unit sales (Cars + LCVs):

		FY 2005	FY 2006	% Var.
World	Renault	2,250,839	2,115,176	*-6.0%*
	Dacia	164,364	196,341	*+19.5%*
	RSM	119,488	121,855	*+2.0%*
	GROUP	**2,534,691**	**2,433,372**	***-4.0%***
Euromed	Renault	206,169	235,074	*+14.0%*
	Dacia	130,934	145,481	*+11.1%*
	Samsung	394	83	*-78.9%*
	Group	**337,497**	**380,638**	***+12.8%***
Americas	Renault	161,641	182,463	*+12.9%*
	Dacia	162	421	*+159.9%*
	Samsung	2,788	2,634	*-5.5%*
	Group	**164,591**	**185,518**	***+12.7%***
Asia-Africa	Renault	61,338	52,950	*-13.7%*
	Dacia	2,485	2,932	*+18.0%*
	Samsung	116,306	119,138	*+2.4%*
	Group	**180,129**	**175,020**	***-2.8%***
Outside France & Europe	Renault	429,148	470,487	*+9.6%*
	Dacia	133,581	148,834	*+11.4%*
	Samsung	119,488	121,855	*+2.0%*
	Group	**682,217**	**741,176**	***+8.6%***

A GLOBAL SUCCESS FOR LOGAN



248
+ 70.7%
145
23
2004
2005
2006
Thousand units



LOGAN



2006 COMMERCIAL RESULTS
World
- 4.0%
2,535
2,433
2005
2006
Europe
- 10.8%
2005
2006
France
- 5.1%
705
669
2005
2006
France
+ Europe
- 8.7%
Americas
+ 12.7%
165
186
2005
2006
EuroMed
+ 12.8%
337
381
2005
2006
Asia
Africa
- 2.8%
180
175
2005
2006
Thousand units (Cars + LCVs)

Group Worldwide unit sales (Cars + LCVs):

		FY 2005	FY 2006	% Var.
World	Renault	2,250,839	2,115,176	*-6.0%*
	Dacia	164,364	196,341	*+19.5%*
	RSM	119,488	121,855	*+2.0%*
	GROUP	**2,534,691**	**2,433,372**	***-4.0%***

		FY 2005	FY 2006	% Var.
France	Renault	695,067	649,881	*-6.5%*
	Dacia	9,798	18,794	*+91.8%*
	Group	**704,865**	**668,675**	***-5.1%***
Europe (excl. France)	Renault	1,126,624	994,808	*-11.7%*
	Dacia	20,985	28,713	*+36.8%*
	Group	**1,147,609**	**1,023,521**	***-10.8%***
France & Europe Regions	Renault	1,821,691	1,644,689	*-9.7%*
	Dacia	30,783	47,507	*+54.3%*
	Group	**1,852,474**	**1,692,196**	***-8.7%***

SELECTIVE COMMERCIAL POLICY


Forecast residual values after 3 years and 100,000 km
50%
45%
40%
35%
Clio
Clio 3
Jan Mar May Jul Sep Nov
2004
Jan Mar May Jul Sep Nov
2005 2005
Jan Mar May Jul Sep Dec
2006

***Source*: Eurotax (consolidated data for France, Germany, Italy and Spain)**


CLIO RANGE
France + Europe in K units - (Cars)
426
359
456
+ 26,9%
78
281
334
121
2004
2005
2006
CLIO 2
incl. Thalia
CLIO 3


RENAULT BRAND LCV RANGE
France + Europe – in units (Cars + LCVs)
400,000
300,000
200,000
100,000
0
306,947
372,383
378,425
Others
Master
Trafic
Kangoo
Clio
2004
2005
2006
Clio
Kangoo
Trafic
Master
Others

Renault brand LCV Worldwide unit sales:

	FY 2004	FY 2005	FY 2006	% Var
Clio	47,121	43,554	45,448	+4.3%
Kangoo	111,049	149,875	149,896	+0.0%
Trafic	55,901	66,278	67,492	+1.8%
Master	60,367	89,147	92,389	+3.6%
Others	32,509	23,529	23,200	-1.4%
Total	**306,947**	**372,383**	**378,425**	**+1.6%**

2006 FINANCIAL RESULTS

(million euros)	2005	2006	Change
Worldwide Sales – in K units	2,535	2,433	- 4.0%
Revenues	41,338	41,528	- 0.8%[1]
Operating margin	1,323	1,063	- 19.7%
in % of revenues	*3.20%*	*2.56%*	*- 0.64pt*

[1] On a consistent basis, FY 2005 = €41,844m

OPERATING PROFIT VARIANCE ANALYSIS



1,323
Change 2006 / 2005: - €260m
1,063
- 30
Currency
- 125
Under absorption of fixed costs
- 429
Raw Materials
- 474
Volume
- 233
Mix / Price Enrichment
- 360
Euro IV
+ 81
Other Commercial
+ 62
Industrial Performance
+ 309
Purchasing
+ 286
Warranty
+ 58
G&A
+ 14
R&D
+ 27
Sales Financing
2005
(million euros)
2006

2006 FINANCIAL RESULTS

(million euros)	2005	2006	Change
Worldwide Sales – in K units	2,535	2,433	- 4.0%
Revenues	41,338	41,528	- 0.8%[1]
Operating margin	1,323	1,063	- 19.7%
in % of revenues	*3.20%*	*2.56%*	*- 0.64pt*
Other operating income & expenses	191	(186)	- 196.9%
Associated companies	2,597	2,260	- 13.0%
Net income	3,453	2,943	- 14.8%
Automobile net financial debt	2,252	2,414	+ 7.2%

(1) On a consistent basis, FY 2005 = €41,844m


AUTOMOBILE NET FINANCIAL DEBT EVOLUTION
Dec 31st 2006: €2,414m
million euros
+ 602
Dividends received
+ 3,890
Cash flow
- 2,494
Net tangible & Intangible investments (excl. IAS 38)
- 1,091
Development expenses capitalized
- 346
Change in WCR
+ 135
Scania Gain
+ 94
Free Cash Flow
- 681
Dividends paid
- 59
Fair value
+ 484
Others
- 162
Net debt increase

INVESTMENT AND R&D EXPENSES


in % of Group revenues
Cash impact (excl. IAS 38)
R&D charge
Net investments
14%
12%
10%
8%
6%
4%
2%
0%
11.7%
10,3%
10.0%
9.9%
11.1%
4.9%
4.6%
4.9%
5.5%
5.8%
6.8%
5.7%
5.2%
4.4%
5.3%
2002
2003
2004
2005
2006

DIVIDENDS

in € per share


Dividends paid
+ 33%
+ 29%
1.8
2.4
3.1
2005
2006
2007


FIRST-YEAR UPDATE
RENAULT
COMMITMENT 2009

QUALITY COMMITMENT

Next Laguna in the Top 3 of its category

- **in product quality**
- **in service quality**



Avensis
(Toyota)
Vectra
(Opel)
A4
(Audi)
Accord
(Honda)
Mondeo
(Ford)
C Class
(Mercedes)
C5
(Citroën)
407
(Peugeot)
S60
(Volvo)
Passat
(VW)
3 Series
(BMW)
2
1
3

QUALITY IMPROVEMENT

PRODUCT

- 12-month incidents : - 40%
- Warranty costs : - 30%
- Clio III in Top 3
- Laguna on track

SERVICE

- Implementation of the Renault Excellence Plan (PER4)
- Sales & after sales customer satisfaction

COST REDUCTION

	2006 vs 2005	2009 COMMITMENT
• Purchasing	- 4.1%	- 14%
• Manufacturing	+ 0.5 pt	- 12%
• Logistics	- 2.9%	- 9%
• G&A	- 3% 4.9% rev.	< 4% revenues
• Distribution costs	+ 0.7 %	- 8% per unit in Europe
• Investment costs	- 26%	target - 50%

Cross-functional teams' contribution = €200million


26 PRODUCT LAUNCHES
26
2006
2007
2008
2009
2
8
7
9
13
Expansion models
13
Replacement models


PRODUCT PLAN UPDATE
[redacted]
2
Logan MCV
Logan Van
Concept freeze
Pre-Contract
Contract
Launch Milestone
Prod
On Sale

PRODUCTION CAPACITY DEVELOPMENT




RENAULT
APPENDIX

INTERNATIONAL GROUP SALES UP 8.6% OR + 58,959 UNITS

Change FY 2006 / FY 2005 in units - (Cars + LCVs)


AMERICAS
+ 20,927
of which:
ASIA-AFRICA
- 5,109
of which:
of which:
+ 8,879
+ 10,847
+ 4,154
+ 43,336
+ 11,654
- 5,800
- 24,145
+ 3,663
- 3,532
Colombia
Argentina
Brazil
Romania
Russia
Turkey
Morocco
S. Africa + Namibia
S. Korea

SELECTIVE COMMERCIAL POLICY

Change FY 2006 / FY 2005 in units (Cars + LCVs) - France + Europe Regions

Renault group sales variation by customer channel



Retail
Fleet
Short Term rental
Self registrations
Total
- 8.0%
- 67,463
- 2.7%
- 15,732
- 21.7%
- 45,300
- 14.8%
- 31,783
- 8.7%
- 160,278

REVENUES BY DIVISION

(million euros)	2005*	2006	Change
Automobile	39,923	39,605	- 0.8%
Sales financing	1,921	1,923	+ 0.1%
TOTAL	41,844	41,528	- 0.8%

***** 2005 data has been restated on a consistent basis***

AUTOMOBILE DIVISION REVENUES DOWN 0.8% IN 2006

Contribution to the change in revenues



Volume
Mix/ price
Exchange rate
Other Network Activity
Volume
Mix/ price
Exchange rate
- 5.0
+ 0.1
+ 0.0
+ 0.7
+ 1.4
+ 0.4
+ 0.4
+ 1.1
- 4.2
+ 2.3
+ 1.1
FRANCE + EUROPE
EUROMED + AMERICAS + ASIA-AFRICA
OTHERS


OPERATING MARGIN EVOLUTION
Automobile
Sales financing
Automobile operating margin
Group operating margin
Million euros
in % of revenues
1,200
1,000
800
600
400
200
0
6 %
5 %
4 %
3 %
2 %
1 %
0 %
1,106
1,009
943
380
592
471
5.4%
5.1%
4.4%
1.9%
2.7%
2.4%
4.5%
4.0%
3.3%
0.9%
1.6%
1.3%
H1 2004
H2 2004
H1 2005
H2 2005
H1 2006
H2 2006

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES
(COMPTES ANNUELS)

RENAULT

Société anonyme au capital de 1 085 610 419,58 €.
Siège social : 13-15, quai le Gallo, 92100 Boulogne Billancourt, France.
441 639 465 R.C.S. Nanterre. — APE : 341 Z.

Documents comptables annuels.

A. — Comptes consolidés.

I .— Rapport des commissaires aux comptes sur les comptes consolidés.

Exercice clos le 31 décembre 2006.

Mesdames, Messieurs les actionnaires,
En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la société Renault relatifs à l'exercice clos le 31 décembre 2006, tels qu'ils sont joints au présent rapport.
Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I. Opinion sur les comptes consolidés. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union européenne, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités comprises dans la consolidation.

II. Justification des appréciations. — En application des dispositions de l'article L.823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :
— Comme indiqué à la note n° 13-A de l'annexe relative aux règles et méthodes comptables, le groupe comptabilise sa participation dans Nissan selon la méthode de mise en équivalence; nos diligences relatives au périmètre de consolidation ont compris l'examen des éléments de droit et de fait observés au sein de l'Alliance et sous-tendant le caractère approprié de cette méthode comptable.
— Lors de l'arrêté de ses comptes, le groupe Renault est conduit à effectuer des estimations et à formuler des hypothèses qui concernent notamment la dépréciation des actifs immobilisés et des créances de financement des ventes, les impôts différés et les provisions, en particulier la provision pour garantie des véhicules et les provisions pour engagements de retraite et assimilés. Concernant les actifs non courants, le groupe Renault dispose d'outils de planification et de plans financiers pluriannuels, dont les différentes composantes, flux de trésorerie et résultat taxable prévisionnel notamment, sont utilisées pour s'assurer de leur valeur recouvrable. Pour l'estimation des provisions, Renault a recours à des expertises internes ou externes et, plus particulièrement au titre de la garantie, s'appuie sur des statistiques d'incidents. Pour l'ensemble de ces estimations, nous avons examiné la documentation disponible et apprécié le caractère raisonnable des évaluations retenues.
Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

III. Vérification spécifique. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Neuilly-sur-Seine et Paris La Défense, le 1er mars 2007.

Les commissaires aux comptes :

Deloitte & Associés :
P. Chastaing-Doblin, A. Raimi.

Ernst & Young Audit :
J.F. Bélorgey, D. Mary-Dauphin.

II. — Comptes consolidés.

Les informations comparatives 2004 présentées dans ce document ont été retraitées pour être mises en conformité avec le référentiel IFRS applicable au 31 décembre 2006.

1. — Comptes de résultats consolidés .

(En millions d'euros.)

	Notes	2006	2005	2004
Ventes de biens et services		40 097	39 978	38 923
Produits du financement des ventes		1 431	1 360	1 369
Chiffre d'affaires	4	41 528	41 338	40 292
Coûts des biens et services vendus		-32 499	-32 137	-31 090
Coût du financement des ventes	5	-985	-926	-912
Frais de recherche et développement	11-C	-1 963	-2 034	-1 676
Frais généraux et commerciaux		-5 018	-4 918	-4 499
Marge opérationnelle	6	1 063	1 323	2 115
Autres produits et charges d'exploitation	7	-186	191	-243
Résultat d'exploitation		877	1 514	1 872
Produits (charges) d'intérêts nets		-110	-95	-22
Produits d'intérêts		223	153	128
Charges d'intérêts		-333	-248	-150
Autres produits et charges financiers		171	-232	-309
Résultat financier	8	61	-327	-331
Part dans le résultat des entreprises associées		2 260	2 597	1 923
Nissan	13	1 871	2 275	1 689
Autres entreprises associées	14	389	322	234
Résultat avant impôts		3 198	3 784	3 464
Impôts courants et différés	9	-255	-331	-561
Résultat net		2 943	3 453	2 903
Résultat net – part revenant aux minoritaires		74	86	67
Résultat net – part revenant au Groupe		2 869	3 367	2 836
Résultat net par action (1) (en euros)	10	11,17	13,19	11,16
Résultat net dilué par action (1) (en euros)	10	11,03	13,08	11,10
Nombre d'actions retenu (en milliers)	10			
Pour le résultat net par action		256 994	255 177	254 168
Pour le résultat net dilué par action		260 090	257 342	255 435

(1) Résultat net – part revenant au Groupe rapporté au nombre d'actions indiqué.

2. — Bilans consolidés .

(En millions d'euros.)

Actifs	Notes	31/12/2006	31/12/2005	31/12/2004
Actifs non courants :				
Immobilisations incorporelles	11	3 422	2 972	2 657
Immobilisations corporelles	12	13 166	12 691	11 597
Participations dans les entreprises associées		12 943	12 452	9 713
Nissan	13	10 715	10 477	7 929

Autres entreprises associées	14	2 228	1 975	1 784
Actifs financiers non courants	22 et 26	563	577	696
Impôts différés actifs	9	238	309	565
Autres actifs non courants		376	358	403
Total actifs non courants		30 708	29 359	25 631
Actifs courants :				
Stocks	15	5 314	5 862	5 142
Créances de financement des ventes	16 et 26	20 360	20 700	19 807
Créances clients de l'Automobile	17 et 26	2 102	2 055	1 878
Actifs financiers courants	22 et 26	2 229	1 871	1 398
Autres actifs courants	18	2 043	2 413	2 398
Trésorerie et équivalents de trésorerie	23	6 010	6 151	5 521
Total actifs courants		38 058	39 052	36 144
Total actifs		68 766	68 411	61 775

Passif	Notes	31/12/2006	31/12/2005	31/12/2004
Capitaux propres				
Capital		1 086	1 086	1 086
Primes d'émission		3 453	3 453	3 453
Titres d'autocontrôle		-373	-456	-508
Réévaluation des instruments financiers		91	33	77
Ecart de conversion		-263	562	-216
Réserves		13 855	11 153	8 752
Résultat net – part revenant au Groupe		2 869	3 367	2 836
Capitaux propres – part revenant au Groupe		20 718	19 198	15 480
Capitaux propres – part revenant aux minoritaires		483	463	384
Total capitaux propres	19	21 201	19 661	15 864
Passifs non courants				
Impôts différés passifs	9	251	231	454
Provisions – part à plus d'un an	20	1 632	1 754	2 166
Passifs financiers non courants	24 et 26	5 430	5 901	5 404
Autres passifs non courants		428	516	426
Total passifs non courants		7 741	8 402	8 450
Passifs courants				
Provisions – part à moins d'un an	20	1 053	1 264	910
Passifs financiers courants	24 et 26	3 715	2 547	2 447
Dettes de financement des ventes	24 et 26	21 212	22 427	20 629
Fournisseurs	26	7 384	7 788	7 234
Dette d'impôts courants		121	215	197
Autres passifs courants	21	6 339	6 107	6 044
Total passifs courants		39 824	40 348	37 461
Total capitaux propres et passifs		68 766	68 411	61 775

3. — Capitaux propres consolidés.

A. – Tableau de variation des capitaux propres.

(En millions d'euros)	Nombre d'actions (en milliers)	Capital	Primes d'émission	Titres d'auto-contrôle	Réévaluation des instruments financiers	Ecart de conversion	Réserves	Résultat net revenant au Groupe	Capitaux propres part revenant au Groupe	Capitaux propres part revenant aux minoritaires	Total capitaux propres
Solde au 31 décembre 2004	284 937	1 086	3 453	-508	77	-216	8 752	2 836	15 480	384	15 864
Résultat 2005								3 367	3 367	86	3 453
Produits et charges comptabilisés en capitaux propres					-44	778			734	32	766
Total des produits et charges de la période					-44	778		3 367	4 101	118	4 219
Affectation du résultat 2004							2 836	-2 836			
Distribution							-459		-459	-60	-519
Coûts des options d'achat et de souscription d'actions							24		24		24
(Acquisitions) / cessions de titres d'auto-contrôle				52					52		52
Effet des variations de périmètre et des augmentations de capital										21	21
Solde au 31 décembre 2005	284 937	1 086	3 453	-456	33	562	11 153	3 367	19 198	463	19 661
Résultat 2006								2 869	2 869	74	2 943
Produits et charges comptabilisés en capitaux propres					58	-825			-767	-18	-785
Total des produits et charges de la période					58	-825		2 869	2 102	56	2 158
Affectation du résultat 2005							3 367	-3 367			
Distribution							-617		-617	-18	-635
Coûts des options d'achat et de souscription d'actions							55		55		55
(Acquisitions) / cessions de titres d'auto-contrôle				83					83		83
Effet des variations de périmètre et des augmentations de capital (1)							-103		-103	-18	-121
Solde au 31 décembre 2006	284 937	1 086	3 453	-373	91	-263	13 855	2 869	20 718	483	21 201

(1) Les effets de variations de périmètre observés sur la part des capitaux propres revenant au Groupe sont liés au traitement des acquisitions d'intérêts minoritaires et des puts sur minoritaires dans des sociétés contrôlées (note 2-I).

Les éléments contribuant à la variation des capitaux propres consolidés de 2006 sont commentés en note 19.

B. – État des produits et charges de la période.

Les montants indiqués sont présentés net des effets d'impôt.

(En millions d'euros)	2006	2005	2004
Résultat de la période	2 943	3 453	2 903
Ecarts de change résultant de la conversion des activités à l'étranger (1) (2)	-843	810	-208
Part revenant au Groupe	-825	778	-216
Part revenant aux minoritaires	-18	32	8
Ajustements de juste valeur des instruments de couverture de flux de trésorerie (1)	91	20	-10
Dont variation de juste valeur portée en capitaux propres	91	20	-5
Dont variation de juste valeur transférée en résultat de la période (3)			-5
Ajustements de juste valeur des actifs financiers disponibles à la vente (1)	-33	-64	122

Dont variation de juste valeur portée en capitaux propres	-5	36	122
Dont variation de juste valeur transférée en résultat de la période (3)	-28	-100	
Produits et charges comptabilisés en capitaux propres	-785	766	-96
Total des produits et charges de la période	2 158	4 219	2 807
Dont part revenant au Groupe	2 102	4 101	2 713
Dont part revenant aux minoritaires	56	118	94
(1) Dont part relative aux sociétés mises en équivalence (en millions d'euros) :			
Ecarts de change résultant de la conversion des activités à l'étranger	-1 190	644	-337
Couverture de flux de trésorerie	23	-32	
Actifs financiers disponibles à la vente	6	40	

(2) Dont opération de couverture partielle de l'investissement dans Nissan pour 351 M€ en 2006 ((10) M€ en 2005 et 74 M€ en 2004).

(3) Le transfert en résultat se décompose comme suit (en millions d'euros) :

Autres produits et charges d'exploitation		-115	3
Résultat financier	-43	-5	-10
Impôts courants et différés	15	20	2
Montant total transféré en résultat net	-28	-100	-5

4. — Tableaux de flux de trésorerie consolidés .

(En millions d'euros)

	Notes	2006	2005	2004
Résultat net		2 943	3 453	2 903
Annulation des produits et charges non réalisés :				
Dotations nettes aux amortissements		2 835	2 705	2 752
Part dans les résultats des entreprises associées		-2 260	-2 597	-1 923
Dividendes reçus des entreprises associées		602	516	552
Autres produits et charges non réalisés	29-A	193	393	748
Capacité d'autofinancement		4 313	4 470	5 032
Financements consentis à la clientèle		-12 008	-12 998	-11 917
Remboursements par la clientèle		12 300	12 485	10 824
Variation nette des crédits renouvelables au réseau de distribution		231	-304	-35
Diminution / (augmentation) des créances de financement des ventes		523	-817	-1 128
Émission d'emprunts obligataires du Financement des ventes	24-A	18		1 100
Remboursement d'emprunts obligataires du Financement des ventes	24-A	-874	-1 045	-1 050
Variation nette des autres dettes du Financement des ventes		-1 027	3 119	667
Variation nette des autres valeurs mobilières et des prêts du Financement des ventes		-58	-39	227
Variation nette des actifs financiers et des dettes du Financement des ventes		-1 941	2 035	944
Variation du besoin en fonds de roulement	29-B	-309	-603	427
Flux de trésorerie des opérations d'exploitation		2 586	5 085	5 275
Investissements incorporels et corporels	29-C	-4 644	-4 018	-3 923

Acquisitions de participations, nettes de la trésorerie acquise		-30	-59	-127
Produits des cessions d'actifs corporels et incorporels		1 152	1 073	607
Produits des cessions de participations, nettes de la trésorerie cédée et autres		55	100	34
Diminution / (augmentation) des autres valeurs mobilières et des prêts de l'Automobile (2)		423	-149	404
Flux de trésorerie lies aux investissements		-3 044	-3 053	-3 005
Transactions avec les actionnaires minoritaires (1)		-131	-2	18
Dividendes versés aux actionnaires de la société-mère	19-C	-664	-494	-383
Dividendes versés aux actionnaires minoritaires		-22	-60	-35
Achats / ventes de titres d'auto-contrôle		85	56	
Flux de trésorerie avec les actionnaires		-732	-500	-400
Émission d'emprunts obligataires de l'Automobile	24-A	851	245	407
Remboursement d'emprunts obligataires de l'Automobile	24-A	-928	-388	-290
Augmentation (diminution) nette des autres passifs financiers de l'Automobile		1 069	-867	-998
Variation nette des passifs financiers de l'Automobile		992	-1 010	-881
Flux de trésorerie lies au financement		260	-1 510	-1 281
Augmentation (diminution) de la trésorerie et équivalents de trésorerie		-198	522	989

(1) Apports par augmentations ou réductions de capital et acquisitions d'intérêts complémentaires dans des sociétés contrôlées (note 2-I).

(2) Ce montant inclut en 2006 une plus-value sur la cession des titres Scania de 135 M€.

(En millions d'euros)	2006	2005	2004
Solde de la trésorerie et équivalents de trésorerie à l'ouverture	6 151	5 521	4 276
Augmentation (diminution) de la trésorerie	-198	522	989
Effets des variations de change et autres sur la trésorerie	57	108	256
Solde de la trésorerie et équivalents de trésorerie à la clôture	6 010	6 151	5 521

Les intérêts reçus et versés par l'Automobile sont explicités en note 8-A.
Les impôts courants décaissés par le Groupe sont indiqués en note 9-A.

5. — Informations sectorielles.

A. Informations par branche :
A.1. Comptes de résultats consolidés par branche :

(En millions d'euros)	Notes	Automobile	Financement des ventes	Opérations interbranches (1)	Total consolidé
2006 :					
Ventes de biens et services		39 605	492		40 097
Produits du financement des ventes			1 431		1 431
Chiffre d'affaires externe au Groupe	4	39 605	1 923		41 528
Chiffre d'affaires interbranches (1)		-40	270	-230	
Chiffre d'affaires de la branche		39 565	2 193	-230	41 528
Marge opérationnelle		486	492	85	1 063

Résultat d'exploitation		303	489	85	877
Résultat financier					61
Part dans le résultat des entreprises associées		2 255	5		2 260
Résultat avant impôts					3 198
Impôts courants et différés					-255
Résultat net					2 943
2005 :					
Ventes de biens et services		39 458	520		39 978
Produits du financement des ventes			1 360		1 360
Chiffre d'affaires externe au Groupe	4	39 458	1 880		41 338
Chiffre d'affaires interbranches (1)		147	268	-415	
Chiffre d'affaires de la branche		39 605	2 148	-415	41 338
Marge opérationnelle		858	465		1 323
Résultat d'exploitation		1 058	456		1 514
Résultat financier					-327
Part dans le résultat des entreprises associées		2 595	2		2 597
Résultat avant impôts					3 784
Impôts courants et différés					-331
Résultat net					3 453

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

(En millions d'euros)	Automobile	Financement des ventes	Opérations interbranches (1)	Total consolidé
2004 :				
Ventes de biens et services	38 426	497		38 923
Produits du financement des ventes		1 369		1 369
Chiffre d'affaires externe au Groupe (note 4)	38 426	1 866		40 292
Chiffre d'affaires interbranches (1)	302	234	-536	
Chiffre d'affaires de la branche	38 728	2 100	-536	40 292
Marge opérationnelle	1 640	461	14	2 115
Résultat d'exploitation	1 412	446	14	1 872
Résultat financier				-331
Part dans le résultat des entreprises associées	1 923			1 923
Résultat avant impôts				3 464
Impôts courants et différés				-561
Résultat net				2 903

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

A.2. Bilans consolidés par branche :

31/12/2006 (en millions d'euros)	Automobile	Financement des ventes	Opérations interbranches (1)	Total consolidé
Actifs non courants :				
Immobilisations incorporelles et corporelles	16 263	371	-46	16 588
Participations dans les entreprises associées	12 928	15		12 943
Actifs financiers non courants – titres de participations non contrôlées	2 401	2	-2 367	36
Actifs financiers non courants – autres valeurs mobilières, prêts et dérivés sur opérations de financement de l'Automobile	527			527

Impôts différés actifs et autres actifs non courants	514	102	-2	614
Total actifs non courants	32 633	490	-2 415	30 708
Actifs courants :				
Stocks	5 306	8		5 314
Créances sur la clientèle	2 210	20 869	-617	22 462
Actifs financiers courants	1 678	1 171	-620	2 229
Autres actifs courants	1 633	1 957	-1 547	2 043
Trésorerie et équivalents de trésorerie	4 963	1 077	-30	6 010
Total actifs courants	15 790	25 082	-2 814	38 058
Total actifs	48 423	25 572	-5 229	68 766
Capitaux propres	21 129	2 367	-2 295	21 201
Passifs non courants :				
Impôts différés passifs et part à plus d'un an des provisions	1 563	266	54	1 883
Passifs financiers non courants	5 159	271		5 430
Autres passifs non courants	371	57		428
Total passifs non courants	7 093	594	54	7 741
Passifs courants :				
Provisions – part à moins d'un an	994	59		1 053
Passifs financiers courants	4 423		-708	3 715
Founisseurs et dettes du Financement des ventes	7 487	21 786	-677	28 596
Autres passifs courants et dette d'impôts courants	7 297	766	-1 603	6 460
Total passifs courants	20 201	22 611	-2 988	39 824
Total capitaux propres et passifs	48 423	25 572	-5 229	68 766

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

31/12/2005 (en millions d'euros)	Automobile	Financement des ventes	Opérations interbranches (1)	Total consolidé
Actifs non courants :				
Immobilisations incorporelles et corporelles	15 215	540	-92	15 663
Participations dans les entreprises associées	12 439	13		12 452
Actifs financiers non courants – titres de participations non contrôlées	2 107	17	-2 024	100
Actifs financiers non courants – autres valeurs mobilières, prêts et dérivés sur opérations de financement de l'Automobile	477			477
Impôts différés actifs et autres actifs non courants	547	90	30	667
Total actifs non courants	30 785	660	-2 086	29 359
Actifs courants :				
Stocks	5 851	11		5 862
Créances sur la clientèle	2 164	21 219	-628	22 755
Actifs financiers courants	1 917	590	-636	1 871
Autres actifs courants	1 858	1 977	-1 422	2 413
Trésorerie et équivalents de trésorerie	4 277	1 909	-35	6 151
Total actifs courants	16 067	25 706	-2 721	39 052
Total actifs	46 852	26 366	-4 807	68 411
Capitaux propres	19 628	2 015	-1 982	19 661
Passifs non courants :				
Impôts différés passifs et part à plus d'un an des provisions	1 724	217	44	1 985

Passifs financiers non courants	5 634	267		5 901
Autres passifs non courants	466	50		516
Total passifs non courants	7 824	534	44	8 402
Passifs courants :				
Provisions – part à moins d'un an	1 191	73		1 264
Passifs financiers courants	3 289		-742	2 547
Fournisseurs et dettes du Financement des ventes	7 853	23 022	-660	30 215
Autres passifs courants et dette d'impôts courants	7 067	722	-1 467	6 322
Total passifs courants	19 400	23 817	-2 869	40 348
Total capitaux propres et passifs	46 852	26 366	-4 807	68 411

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

31/12/2004 (en millions d'euros)	Automobile	Financement des ventes	Opérations interbranches (1)	Total consolidé
Actifs non courants :				
Immobilisations incorporelles et corporelles	13 814	528	-88	14 254
Participations dans les entreprises associées	9 713			9 713
Actifs financiers non courants – titres de participations non contrôlées	2 446	12	-2 224	234
Actifs financiers non courants – autres valeurs mobilières, prêts et dérivés sur opérations de financement de l'Automobile	462			462
Impôts différés actifs et autres actifs non courants	799	140	29	968
Total actifs non courants	27 234	680	-2 283	25 631
Actifs courants :				
Stocks	5 130	12		5 142
Créances sur la clientèle	1 988	20 146	-449	21 685
Actifs financiers courants	1 498	526	-626	1 398
Autres actifs courants	1 750	1 964	-1 316	2 398
Trésorerie et équivalents de trésorerie	4 451	1 074	-4	5 521
Total actifs courants	14 817	23 722	-2 395	36 144
Total actifs	42 051	24 402	-4 678	61 775
Capitaux propres	15 833	1 814	-1 783	15 864
Passifs non courants :				
Impôts différés passifs et part à plus d'un an des provisions	2 339	236	45	2 620
Passifs financiers non courants	5 389	407	-392	5 404
Autres passifs non courants	375	51		426
Total passifs non courants	8 103	694	-347	8 450
Passifs courants :				
Provisions – part à moins d'un an	846	64		910
Passifs financiers courants	2 981		-534	2 447
Fournisseurs et dettes du financement des ventes	7 307	21 226	-670	27 863
Autres passifs courants et dette d'impôts courants	6 981	604	-1 344	6 241
Total passifs courants	18 115	21 894	-2 548	37 461
Total capitaux propres et passifs	42 051	24 402	-4 678	61 775

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

A.3. Tableaux de flux de trésorerie consolidés par branche :

2006 (En millions d'euros)	Automobile	Financement des ventes	Opérations interbranches (1)	Total consolidé
Résultat net	2 586	312	45	2 943
Annulation des produits et charges non réalisés :				
Dotations nettes aux amortissements	2 817	86	-68	2 835
Part dans le résultat des entreprises associées	-2 255	-5		-2 260
Dividendes reçus des entreprises associées	602			602
Autres produits et charges non réalisés	140	28	25	193
Capacité d'autofinancement	3 890	421	2	4 313
Diminution (augmentation) des créances de financement des ventes		524	-1	523
Variation nette des actifs financiers et des dettes de financement des ventes		-1 935	-6	-1 941
Variation du besoin en fonds de roulement	-346	74	-37	-309
Flux de trésorerie des opérations d'exploitation	3 544	-916	-42	2 586
Investissements incorporels	-1 129	-3		-1 132
Investissements corporels (2)	-3 340	-193	21	-3 512
Produits des cessions d'actifs corporels et incorporels (2)	884	268		1 152
Investissements en titres de participation, nets des cessions et autres	23	2		25
Diminution (augmentation) des autres valeurs mobilières et des prêts de l'Automobile (3)	421		2	423
Flux de trésorerie lies aux investissements	-3 141	74	23	-3 044
Flux de trésorerie avec les actionnaires	-719	-14	1	-732
Variation nette des passifs financiers de l'Automobile	966		26	992
Flux de trésorerie lies au financement	247	-14	27	260
Augmentation (diminution) de la trésorerie et équivalents de trésorerie	650	-856	8	-198

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

(2) Dont impact des véhicules donnés en location :

(En millions d'euros)	Automobile	Financement des ventes	Groupe
Investissements corporels	-969	-165	-1 134
Produits des cessions d'actifs corporels et incorporels	685	268	953

(3) Ce montant inclut en 2006 une plus-value sur la cession des titres Scania de 135 M€.

2005 (En millions d'euros)	Automobile	Financement des ventes	Opérations interbranches (1)	Total consolidé
Résultat net	3 320	313	-180	3 453
Annulation des produits et charges non réalisés :				
Dotations nettes aux amortissements	2 658	103	-56	2 705
Part dans le résultat des entreprises associées	-2 595	-2		-2 597
Dividendes reçus des entreprises associées	516			516
Autres produits et charges non réalisés	206	186	1	393
Capacité d'autofinancement	4 105	600	-235	4 470
Diminution (augmentation) des créances de financement des ventes		-1 009	192	-817
Variation nette des actifs financiers et des dettes de financement des ventes		1 587	448	2 035

Variation du besoin en fonds de roulement	-533	-40	-30	-603
Flux de trésorerie des opérations d'exploitation	3 572	1 138	375	5 085
Investissements incorporels	-876	-4		-880
Investissements corporels (2)	-2 903	-288	53	-3 138
Produits des cessions d'actifs corporels et incorporels (2)	900	173		1 073
Investissements en titres de participation, nets des cessions et autres	77	-36		41
Diminution (augmentation) des autres valeurs mobilières et des prêts de l'Automobile	274		-423	-149
Flux de trésorerie lies aux investissements	-2 528	-155	-370	-3 053
Flux de trésorerie avec les actionnaires	-500	-180	180	-500
Variation nette des passifs financiers de l'Automobile	-819		-191	-1 010
Flux de trésorerie lies au financement	-1 319	-180	-11	-1 510
Augmentation (diminution) de la trésorerie et équivalents de trésorerie	-275	803	-6	522

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

(2) Dont impact des véhicules donnés en location :

(En millions d'euros)	Automobile	Financement des ventes	Groupe
Investissements corporels	-900	-231	-1 131
Produits des cessions d'actifs corporels et incorporels	670	168	838

2004 (En millions d'euros)	Automobile	Financement des ventes	Opérations interbranches (1)	Total consolidé
Résultat net	2 725	271	-93	2 903
Annulation des produits et charges non réalisés :				
Dotations nettes aux amortissements	2 662	104	-14	2 752
Part dans le résultat des entreprises associées	-1 923			-1 923
Dividendes reçus des entreprises associées	552			552
Autres produits et charges non réalisés	580	162	6	748
Capacité d'autofinancement	4 596	537	-101	5 032
Diminution (augmentation) des créances de financement des ventes		-1 132	4	-1 128
Variation nette des actifs financiers et des dettes de financement des ventes		892	52	944
Variation du besoin en fonds de roulement	532	-74	-31	427
Flux de trésorerie des opérations d'exploitation	5 128	223	-76	5 275
Investissements incorporels	-788	-3		-791
Investissements corporels (2)	-2 901	-305	74	-3 132
Produits des cessions d'actifs corporels et incorporels (2)	490	160	-43	607
Investissements en titres de participation, nets des cessions et autres	-85	-8		-93
Diminution (augmentation) des autres valeurs mobilières et des prêts de l'Automobile	-47		451	404
Flux de trésorerie lies aux investissements	-3 331	-156	482	-3 005
Flux de trésorerie avec les actionnaires	-400	-100	100	-400
Variation nette des passifs financiers de l'Automobile	-417		-464	-881
Flux de trésorerie lies au financement	-817	-100	-364	-1 281

Augmentation (diminution) de la trésorerie et équivalents de trésorerie	980	-33	42	989

(1) Les transactions interbranches sont effectuées à des conditions proches de celles du marché.

(2) Dont impact des véhicules donnés en location :

(En millions d'euros)	Automobile	Financement des ventes	Groupe
Investissements corporels	-724	-225	-949
Produits des cessions d'actifs corporels et incorporels	348	117	465

B. Informations par zone géographique :

(En millions d'euros)	France	Europe	Euromed	Asie-Afrique	Amériques	Total consolidé
2006 :						
Chiffre d'affaires	14 213	18 425	3 808	2 723	2 359	41 528
Investissements corporels et incorporels	2 961	865	373	283	162	4 644
Immobilisations corporelles et incorporelles	10 928	2 737	1 526	735	662	16 588
Autres actifs d'exploitation (1)	4 784	2 941	766	331	637	9 459
2005 :						
Chiffre d'affaires	14 289	19 326	3 445	2 158	2 120	41 338
Investissements corporels et incorporels	2 607	861	362	90	98	4 018
Immobilisations corporelles et incorporelles	10 469	2 778	1 297	546	573	15 663
Autres actifs d'exploitation (1)	5 876	3 123	541	272	518	10 330
2004 :						
Chiffre d'affaires	14 558	19 865	3 188	993	1 688	40 292
Investissements corporels et incorporels	2 634	778	359	135	17	3 923
Immobilisations corporelles et incorporelles	9 776	2 681	964	456	377	14 254
Autres actifs d'exploitation (1)	5 451	2 929	445	110	483	9 418

(1) Les autres actifs d'exploitation comprennent les stocks, les créances clients de l'automobile et les autres actifs courants.

Le chiffre d'affaires consolidé est présenté par zone d'implantation de la clientèle.
Les immobilisations, les investissements corporels et incorporels et les autres actifs d'exploitation sont présentés par zone d'implantation des filiales et co-entreprises.

6. — Annexe aux comptes consolidés.

6.1. Règles, méthodes et périmètre :

1. – Approbation des comptes.

Les comptes consolidés du groupe Renault de l'année 2006 ont été arrêtés par le conseil d'administration du 28 février 2007 et seront soumis à l'approbation de l'assemblée générale du 2 mai 2007.

2.– Règles et méthodes comptables

En application du règlement n° 1606/2002 adopté le 19 juillet 2002 par le parlement européen et le conseil européen, les états financiers consolidés du groupe Renault de l'exercice 2006 sont préparés en conformité avec le référentiel IFRS (International Financial Reporting Standards) publié par l'IASB (International Accounting Standards Board) au 31 décembre 2006 et tels qu'adoptés dans l'Union européenne à la date de clôture des comptes.
En particulier, les nouvelles normes suivantes, entrées en vigueur au 1er janvier 2006 et parues au Journal Officiel de l'Union européenne à la date de clôture des comptes, sont également appliquées mais n'ont pas d'effet significatif sur l'information financière présentée :
— amendement à IAS 19 sur les écarts actuariels, les régimes groupe et les informations à fournir, le groupe Renault n'ayant pas opté pour la reconnaissance des écarts actuariels en capitaux propres ;

— amendements à IAS 39 sur l'option juste valeur d'une part et sur la couverture de flux de trésorerie au titre de transactions intra-groupe futures d'autre part ;
— amendement à IAS 21 sur les effets des variations des cours des monnaies étrangères.
Compte tenu de la politique d'achat actuellement pratiquée par Renault, l'interprétation IFRIC 4 « Déterminer si un accord contient un contrat de location » n'a pas d'effet sur les comptes arrêtés au 31 décembre 2006.
Le Groupe n'a appliqué aucune norme ni interprétation par anticipation, en particulier, aucune des normes et interprétations suivantes déjà publiées mais d'application obligatoire postérieurement au 31 décembre 2006 :
— la norme IFRS 7 « instruments financiers – informations à fournir », applicable à compter du 1er janvier 2007 ;
— l'amendement à IAS 1 portant sur les informations à fournir sur le capital, applicable à compter du 1er janvier 2007 ;
— l'interprétation IFRIC 8 « Champ d'application d'IFRS 2 Paiement fondé sur des actions », applicable au titre des exercices ouverts à compter du 1er mai 2006 ;
— l'interprétation IFRIC 9 « Réévaluation des dérivés incorporés », applicable au titre des exercices ouverts à compter du 1er juin 2006.
Le Groupe n'attend pas d'impact significatif sur les états financiers du fait de l'adoption de ces normes et interprétations.

A. Estimations et jugements. — Pour établir ses comptes, Renault doit procéder à des estimations et faire des hypothèses qui affectent la valeur comptable de certains éléments d'actif et de passif, de produits et de charges, ainsi que les informations données dans certaines notes de l'annexe. Renault revoit ses estimations et appréciations de manière régulière pour prendre en compte l'expérience passée et les autres facteurs jugés pertinents au regard des conditions économiques. En fonction de l'évolution de ces hypothèses ou de conditions différentes de celles qui avaient été prévues, les montants figurant dans ses futurs états financiers pourraient différer des estimations actuelles. La valeur recouvrable des actifs immobilisés et des créances de financement des ventes, les impôts différés et les provisions, notamment la provision pour garantie des véhicules (note 2-F) et les provisions pour engagements de retraites et assimilés, sont les principaux postes des états financiers dépendant d'estimations et jugements.

B. Principes de consolidation. — Les comptes consolidés intègrent les comptes des sociétés contrôlées de manière exclusive, directement ou indirectement, par le Groupe (filiales). Les comptes des sociétés contrôlées conjointement (co-entreprises) sont consolidés par intégration proportionnelle.
Les comptes des sociétés dans lesquelles le Groupe exerce une influence notable (entreprises associées) sont mis en équivalence.
Les transactions significatives entre les sociétés consolidées, ainsi que les profits internes non réalisés, sont éliminés.
Les titres des sociétés exclues du périmètre de consolidation bien que répondant aux critères évoqués ci-dessus, sont inscrits en autres actifs non courants.
Il s'agit de sociétés qui, prises individuellement, ne dépassent aucun des seuils suivants (en contribution aux données du Groupe) :
— chiffre d'affaires : 20 M€ ;
— stocks : 20 M€.
La consolidation de l'ensemble de ces sociétés aurait un impact négligeable sur les comptes consolidés s'agissant de structures dont les pertes éventuelles sont prises en compte par voie de provision. De plus, celles-ci sont financées par le Groupe, et réalisent auprès de lui :
— soit la quasi totalité de leurs achats, la plupart de ces sociétés étant des structures de type concession automobile ;
— soit la quasi totalité de leurs ventes, la principale de ces sociétés étant Renault Sport.

C. Présentation des états financiers :
— Résultat d'exploitation et marge opérationnelle : Le résultat d'exploitation inclut l'ensemble des produits et coûts directement liés aux activités du Groupe, que ces produits et charges soient récurrents ou qu'ils résultent de décisions ou d'opérations ponctuelles, comme les coûts de restructuration.
La marge opérationnelle correspond au résultat d'exploitation avant prise en compte des autres produits et charges d'exploitation qui comprennent :
– les coûts de restructuration et les coûts relatifs aux mesures d'adaptation des effectifs ;
– le résultat de cession d'activités ou de participations opérationnelles ;
– le résultat de cession d'immobilisations incorporelles et corporelles (hors cessions de véhicules) ;
– les éléments inhabituels correspondant à des produits et charges non usuels par leur fréquence, leur nature ou leur montant.
— Information sectorielle de premier niveau : L'information sectorielle de premier niveau se décline selon les branches suivantes :
– l'Automobile, qui comprend les filiales de production, de commercialisation, de distribution de véhicules particuliers et utilitaires légers, les filiales de service automobile et les filiales assurant la gestion de leur trésorerie ;
– le Financement des ventes, considérée par le Groupe comme une activité réalisant des opérations d'exploitation à part entière, exercée par RCI Banque et ses filiales auprès du réseau de distribution et de la clientèle finale.
Chacune de ces deux branches forme un tout cohérent exposé à des risques et une rentabilité qui lui sont propres.
A l'exception des dividendes reçus et de la charge d'impôt, les produits et charges résultant de l'activité de financement des ventes sont comptabilisés en produits et charges d'exploitation.
Les actifs et les dettes sont propres à chaque activité. Les créances cédées par l'Automobile aux sociétés de financement des ventes sont comptabilisées dans les actifs d'exploitation de ces dernières qui en assurent alors le financement, lorsque l'essentiel des risques et avantages leur est transféré.
Les véhicules faisant l'objet d'engagements de reprise par l'Automobile font partie des actifs de cette dernière. Lorsque ces véhicules sont financés par le Financement des ventes, cette dernière détient alors une créance sur l'Automobile.
— Information sectorielle de deuxième niveau : Le second niveau de l'information sectorielle se décline par zone géographique. La présentation des zones a été modifiée pour correspondre au nouveau découpage géographique mis en place dans le cadre de Renault Contrat 2009.
— Actifs / passifs courants et non courants : Les créances de financement des ventes, les autres valeurs mobilières, les dérivés, les prêts et les passifs financiers du Financement des ventes (hors titres participatifs et emprunts subordonnés) sont considérés comme des actifs et passifs courants car ils sont utilisés dans le cycle normal d'exploitation de cette branche.
En ce qui concerne l'Automobile, outre les éléments directement liés au cycle d'exploitation, sont considérés comme courants les actifs et passifs dont l'échéance est inférieure à un an.

D. Conversion des comptes des sociétés étrangères. — La monnaie de présentation du Groupe est l'euro.
La monnaie fonctionnelle des sociétés étrangères est généralement leur monnaie locale. Dans les cas où la majorité des transactions est effectuée dans une monnaie différente de la monnaie locale, c'est cette monnaie qui est retenue.
Pour déterminer si un pays est en hyperinflation, le Groupe se réfère à la liste publiée par l'International Task Force de l'AICPA (American Institute of Certified Public Accountants). En 2006, aucun pays dans lequel Renault exerce une activité significative ne figure sur cette liste.
Les comptes des sociétés étrangères du Groupe sont établis dans leur monnaie fonctionnelle, leurs comptes étant ensuite convertis dans la monnaie de présentation du Groupe de la manière suivante :
— les postes du bilan, à l'exception des capitaux propres, qui sont maintenus au taux historique, sont convertis au taux de clôture ;
— les postes du compte de résultat sont convertis au taux moyen de la période ;
— l'écart de conversion est inclus dans les capitaux propres consolidés et n'affecte pas le résultat.
Les goodwills et les écarts d'évaluation dégagés lors d'un regroupement avec une société étrangère sont traités comme des actifs et des passifs de l'entité acquise.
Lors de la cession d'une société étrangère, les différences de conversion sur ses actifs et passifs, constatées précédemment en capitaux propres, sont reconnues en résultat.

E. Conversion des transactions en monnaie étrangère. — Les opérations libellées dans une monnaie différente de la monnaie fonctionnelle de l'entité qui les réalise sont initialement converties et comptabilisées dans la monnaie fonctionnelle au cours en vigueur à la date de ces transactions.
À la date de clôture, les actifs et passifs monétaires exprimés dans une monnaie différente de la monnaie fonctionnelle de l'entité sont convertis au cours de change à cette même date. Les différences de change qui résultent de ces opérations sont comptabilisées dans le compte de résultat, à l'exception des différences de conversion relatives aux dettes, créances, instruments financiers désignés comme couverture et relatifs à un investissement net dans une société étrangère (note 2-U).
Les impacts constatés en résultat sont comptabilisés :
— en résultat financier pour les différences de conversion relatives aux opérations financières de l'Automobile ;
— en marge opérationnelle pour les autres différences de conversion.
Les instruments dérivés sont évalués et comptabilisés conformément aux modalités décrites dans la note 2-U.

F. Chiffre d'affaires et marge. — Le chiffre d'affaires est égal à l'ensemble des produits résultant de la vente des produits automobiles du Groupe, des prestations de services associées à ces ventes et des différents produits de financement des ventes proposés par les sociétés du Groupe à leurs clients.
— Ventes de biens et services et constatation de la marge :
– Ventes et constatation de la marge : Les ventes de produits automobiles sont comptabilisées au moment où ceux-ci sont mis à la disposition du réseau de distribution s'il s'agit de concessionnaires indépendants, ou lors de leur livraison au client final pour les ventes directes. La marge est constatée immédiatement pour les ventes usuelles de l'Automobile, y compris lorsque les contrats de financement associés s'apparentent de fait à des crédits (crédit-bail, location avec option d'achat). La vente n'est pas reconnue lorsque le véhicule fait l'objet d'un contrat de location par une société financière du Groupe, ou d'un engagement de reprise consenti par le Groupe, et lorsque la durée des contrats ne couvre pas une part suffisante de la durée de vie des biens.
Dans ce dernier cas, les transactions sont comptabilisées comme des locations. Elles sont intégrées dans les ventes de services. La différence entre le prix payé par le client et le prix de rachat, assimilable à un produit de location, est étalée sur la durée de la période de mise à disposition du véhicule. Le coût de production du véhicule neuf, objet de cette mise à disposition, est enregistré en stock pour les contrats d'une durée inférieure à un an et en immobilisations données en location pour les contrats d'une durée supérieure à un an. La vente du véhicule d'occasion à l'issue de la location, se traduit par l'enregistrement d'un chiffre d'affaires et de la marge correspondante. Dès lors qu'une perte est anticipée sur la vente du véhicule d'occasion, cette perte est prise en compte par la constatation d'une provision (dans le cas d'un véhicule stocké) ou d'un amortissement complémentaire (dans le cas d'un véhicule immobilisé).
– Programmes d'incitation à la vente : Le coût de ces programmes est déduit du chiffre d'affaires lors de l'enregistrement des ventes correspondantes, lorsque leur montant est fonction du volume ou du prix des produits vendus. Dans le cas contraire, il figure dans les frais généraux et commerciaux. Les programmes décidés postérieurement à ces ventes sont provisionnés lors de la prise de décision.
Le Groupe réalise certaines opérations promotionnelles sous forme de réduction d'intérêts sur les crédits accordés à la clientèle finale. Cette charge est constatée immédiatement lorsque les financements sont accordés à des taux ne permettant pas de couvrir les charges de refinancement et de gestion. Dans le cas contraire, elle est étalée sur la durée du financement accordé.
– Garantie : Les coûts supportés ou prévus relatifs à la garantie constructeur des véhicules et pièces vendus non couverte par des contrats d'assurance sont constatés en charge lorsque les ventes sont enregistrées. Dans le cas de campagnes de rappel liées à des incidents découverts après le début de la commercialisation du véhicule, les coûts correspondants font l'objet de provisions dès lors que la décision d'engager la campagne est prise. Les recours engagés auprès des fournisseurs sont comptabilisés en réduction de la charge de garantie lorsque leur récupération est jugée quasi certaine.
– Prestations de services associées à la vente de produits automobiles : Renault propose à ses clients des contrats d'extension de garantie et d'entretien pour lesquels les produits et la marge sont reconnus sur la durée de la prestation fournie.
— Produits du financement des ventes et constatation de la marge :
– Produits du financement des ventes : Les produits de financement des ventes sont la résultante des opérations de financement des ventes d'automobiles aux concessionnaires ou aux utilisateurs finaux. Ces financements, réalisés par les sociétés du Financement des ventes, constituent des crédits et, en conséquence, sont comptabilisés au bilan au coût amorti selon la méthode du taux d'intérêt effectif, déduction faite des dépréciations éventuellement comptabilisées. Les produits sur ces contrats sont calculés de manière à générer un taux d'intérêt constant sur la période. Ils figurent dans le chiffre d'affaires.
– Coûts du financement des ventes : Les coûts du financement des ventes sont considérés comme des charges d'exploitation comprises dans la marge opérationnelle. Ils incluent essentiellement les intérêts encourus par les sociétés de financement des ventes pour refinancer leurs opérations de clientèle, les autres coûts et produits directement liés à la gestion de ce refinancement (placements temporaires, couverture et gestion du risque de taux ou de change) et le coût du risque non lié au refinancement des créances.
– Commissions versées aux apporteurs d'affaires : Elles constituent des coûts externes de distribution et sont par conséquent incluses dans les encours de financement, en tant que coûts d'acquisition des contrats, et étalées de manière à produire un taux d'intérêt constant sur la durée de ces financements.
– Créances présentant un indicateur objectif de perte de valeur : Des dépréciations pour risque de crédit sont constatées pour couvrir les risques de non-recouvrement des créances dès lors que celles-ci présentent un indicateur objectif de perte de valeur. Ces dépréciations sont déterminées sur la base de portefeuilles de créances de risques homogènes, en utilisant des approches statistiques ou unitaires appliquées sur des bases collectives ou individuelles selon les catégories de clientèle (grand public, entreprises ou réseau).
Par ailleurs, des dépréciations pour risques pays sont constituées en fonction de l'appréciation portée sur le risque de non-transfert et le risque systémique de crédit sur certains pays.

G. Résultat financier. — Les produits et charges d'intérêts sont reconnus selon la méthode du taux d'intérêt effectif qui consiste en un étalement actuariel des intérêts et des coûts de transaction sur la durée du prêt ou de l'emprunt.
Les autres produits et charges financiers intègrent les variations de juste valeur des titres participatifs.

H. Impôt sur les résultats. — Le Groupe comptabilise des impôts différés pour l'ensemble des différences temporaires entre les valeurs fiscales et comptables des actifs et passifs au bilan consolidé. Selon la méthode du report variable, les impôts différés sont calculés en appliquant le dernier taux d'impôt voté à la date de clôture et applicable à la période de renversement de ces différences. Au sein d'une même entité fiscale (société juridique, établissement ou groupe d'entités redevable de l'impôt auprès de l'administration fiscale), les impôts différés actifs et passifs sont présentés de manière compensée, dès lors que celle-ci a le droit de compenser ses actifs et passifs d'impôts exigibles. Les actifs d'impôts différés sont dépréciés en fonction de leur probabilité de réalisation future.
Pour les sociétés intégrées globalement, un passif d'impôt différé est reconnu au titre des distributions probables des sociétés du Groupe.
Les entreprises associées et les co-entreprises donnent lieu à comptabilisation d'un impôt différé passif de distribution pour toutes les différences entre la valeur comptable et la valeur fiscale des titres.
Les crédits d'impôt dont l'utilisation est conditionnée par la réalisation d'un bénéfice fiscal sont comptabilisés en réduction de la charge d'impôt sur les résultats. Les crédits d'impôt dont la récupération n'est pas subordonnée à la réalisation d'un bénéfice fiscal figurent en réduction de la nature de charge à laquelle ils se rapportent.

I. Immobilisations incorporelles :
— Goodwills : Les goodwills constatés lors des prises de participation dans les filiales, les co-entreprises ou les entreprises associées correspondent à la différence, à la date d'acquisition, entre le coût d'acquisition des titres (y compris frais d'acquisition) et la quote-part des actifs et des passifs acquis évalués à leur juste valeur.

Les goodwills ne sont pas amortis mais font l'objet d'un test de dépréciation au minimum une fois par an, et dès qu'il existe un indice de perte de valeur. Après leur comptabilisation initiale, les goodwills sont donc évalués à leur coût diminué du cumul des pertes de valeur éventuelles. Le cas échéant, cette dépréciation est inscrite en marge opérationnelle.
Les goodwills relatifs à des entreprises associées sont inclus dans la valeur de ces participations au bilan. En cas de perte de valeur, celle-ci est comptabilisée et intégrée au compte de résultat du Groupe via la part de résultat des entreprises associées.
Les acquisitions d'intérêts complémentaires et les puts sur minoritaires dans des sociétés contrôlées sont traités comme des transactions de capitaux propres. L'écart, positif ou négatif, entre le coût d'acquisition des titres (y compris frais d'acquisition) et la valeur comptable des intérêts minoritaires acquis est comptabilisé en capitaux propres. Dans le cas des puts, les intérêts minoritaires sont évalués à leur valeur actuelle et reclassés en dettes d'exploitation au bilan.
— Frais de recherche et de développement : Les frais de développement engagés entre la décision d'entrer dans le développement et l'industrialisation d'un véhicule nouveau ou d'un organe nouveau (moteurs, boîtes de vitesse...) et l'accord de fabrication en série de ce véhicule ou de cet organe sont comptabilisés en immobilisations incorporelles. Ces frais sont amortis linéairement à partir de l'accord de fabrication sur la durée de commercialisation prévue de ce véhicule ou de cet organe, cette durée n'excédant pas 7 ans. Ils comprennent principalement les coûts des prototypes, les coûts des études externes facturées, les coûts de personnel affecté au projet et la part des coûts de structure dédiés de manière exclusive à l'activité de développement.
Les frais encourus avant la décision formelle d'entrer dans le développement du produit, de même que les frais de recherche, sont enregistrés dans les charges de la période au cours de laquelle ils sont encourus. Les frais encourus postérieurement au démarrage de la production en série sont traités comme des coûts de production.

J. Immobilisations corporelles. — La valeur brute des immobilisations corporelles est égale au coût historique d'acquisition ou de production.
Les frais de conception et de mise au point sont incorporés au coût de production des immobilisations.
Les coûts d'emprunt supportés pendant la période de mise au point des immobilisations sont immédiatement comptabilisés en charge de l'exercice au cours duquel ils sont encourus. Ils ne sont pas incorporés dans la valeur des immobilisations.
Les subventions d'investissement reçues sont, le cas échéant, comptabilisées en déduction de la valeur brute des immobilisations auxquelles elles se rapportent.
Les dépenses ultérieures sur immobilisations sont comptabilisées en charges lorsqu'elles sont encourues, sauf celles engagées pour augmenter la productivité ou pour prolonger la durée de vie d'un bien.
Les biens dont le Groupe dispose par contrat de crédit-bail sont, le cas échéant, traités comme des immobilisations financées à crédit. Lorsqu'il est significatif, le montant de la dette correspondante est indiqué dans les notes aux états financiers.
Les véhicules donnés en location correspondent à des véhicules faisant l'objet d'un contrat de location par une société financière du Groupe avec un engagement de reprise consenti par le Groupe, ou à des véhicules ayant fait l'objet d'une vente assortie d'une clause de rachat sur une durée supérieure à un an (note 2-F).

Amortissements. — Les amortissements sont calculés linéairement sur les durées d'utilisation estimées suivantes :

Constructions (1)	15 à 30 ans
Outillages spécifiques	2 à 7 ans
Matériels et autres outillages (hors lignes de presses)	5 à 15 ans
Lignes de presses	20 à 30 ans
Autres immobilisations corporelles	4 à 6 ans

(1) Les constructions dont la mise en service est antérieure à 1987 sont amorties sur une durée pouvant aller jusqu'à 40 ans.

Les durées d'utilisation sont révisées périodiquement. Dans ce cadre, les actifs font l'objet d'un amortissement accéléré lorsque la durée d'utilisation devient inférieure à la durée d'utilisation initialement anticipée, en particulier dans le cas de décisions d'arrêt de commercialisation d'un véhicule ou d'un organe.

K. Pertes de valeur des éléments de l'actif immobilisé. — Les changements significatifs et défavorables intervenus sur les marchés sur lesquels l'entreprise opère, ou relatifs aux conditions d'utilisation des actifs, constituent les indices essentiels de perte de valeur.
La valeur recouvrable des actifs est appréciée au niveau de chaque branche. Pour l'Automobile, la rentabilité des actifs s'apprécie globalement en Europe dans la mesure où l'outil industriel et la gamme de produits constituent un ensemble cohérent. La rentabilité des actifs industriels hors Europe est appréciée par sous-ensembles cohérents et produisant des flux de trésorerie indépendants.
La valeur recouvrable est la plus élevée de la valeur d'utilité ou de la juste valeur nette des actifs. La valeur d'utilité est déterminée à partir de la valeur actualisée des flux futurs de trésorerie estimés provenant de l'utilisation des actifs. Le taux d'actualisation utilisé correspond au coût moyen pondéré du capital déterminé par l'entreprise. Lorsque la valeur recouvrable est inférieure à la valeur nette comptable, cette perte de valeur est comptabilisée en diminution des actifs concernés et en marge opérationnelle.

L. Actifs non courants ou groupe d'actifs détenus en vue de la vente. — Sont considérés comme détenus en vue de la vente, les actifs non courants ou groupes d'actifs qui sont disponibles à la vente (sans requérir de travaux significatifs pour les mettre en état d'être vendus) et dont la vente est hautement probable.
Les actifs non courants ou groupe d'actifs considérés comme détenus en vue de la vente sont évalués et comptabilisés au montant le plus faible entre leur valeur nette comptable et leur juste valeur diminuée des coûts de la vente. Par ailleurs, les actifs non courants classés comme détenus en vue de la vente (ou inclus au sein d'un groupe d'actifs détenus en vue de la vente) cessent d'être amortis. Ils sont classés sur une ligne particulière du bilan lorsque leur montant est significatif.

M. Stocks. — Les stocks sont évalués au coût de revient ou à la valeur nette de réalisation si celle-ci est inférieure. Le coût de revient correspond au coût d'acquisition ou au coût de production. Ce dernier incorpore, sur la base d'un niveau d'activité normal, les charges directes et indirectes de production ainsi qu'une quote-part des frais de structure liés à la fabrication. Ils sont comptabilisés selon la méthode du « premier entré - premier sorti ».
Lorsque la valeur nette réalisable est inférieure à la valeur établie selon la méthode du « premier entré – premier sorti », une dépréciation est constatée pour la différence.

N. Cessions de créances. — Les créances cédées à des tiers (titrisation, escompte) sont sorties de l'actif du Groupe lorsque l'essentiel des risques et avantages qui leur sont associés sont également transférés à ces tiers.
La même règle s'applique entre l'Automobile et le Financement des ventes. Les créances et dettes qui en résultent figurent dans les éléments d'exploitation.

O. Titres d'autocontrôle. — Les actions d'autocontrôle, qui incluent celles affectées aux plans d'options d'achat d'actions consenties aux cadres et dirigeants du Groupe, sont comptabilisées pour leur coût d'acquisition en déduction des capitaux propres du Groupe jusqu'à la date de leur cession.
Lors de leur cession, le prix de cession est comptabilisé directement en augmentation des capitaux propres du Groupe et, dès qu'il est encaissé, en trésorerie, aucun profit ou perte n'étant donc comptabilisé dans le résultat net de l'exercice.

P. Plans d'achat et de souscription d'actions / plan d'attribution d'actions gratuites. — Des plans d'options d'achat, d'options de souscription et d'attribution d'actions gratuites sont attribués par le Groupe et dénoués en actions Renault. Pour les plans soumis à des conditions de performance, une estimation de leur atteinte est prise en compte pour déterminer le nombre d'options ou d'actions gratuites attribuées. Cette estimation est révisée chaque année en fonction des évolutions de la probabilité de réalisation des conditions de performance. La juste valeur des services reçus en contrepartie de l'attribution de ces options ou actions gratuites est évaluée, de manière définitive, par référence à la juste valeur desdites options ou actions gratuites à la date de leur attribution. Pour valoriser les options, le Groupe utilise un modèle mathématique de type binomial. Les droits d'attribution d'actions gratuites sont évalués sur la base de la valeur de l'action à la date d'attribution diminuée des dividendes attendus pendant la période d'acquisition.
La juste valeur totale ainsi déterminée est reconnue de manière linéaire sur toute la période d'acquisition des droits. Cette dépense est constatée en charge de personnel en contrepartie d'une augmentation des réserves consolidées. Lors de l'exercice des options ou droits d'attribution, le montant de trésorerie perçu par le Groupe au titre du prix d'exercice est comptabilisé en trésorerie en contrepartie des réserves consolidées.
Conformément aux dispositions transitoires de la norme IFRS 2, seuls les plans postérieurs au 7 novembre 2002 et dont les droits n'étaient pas acquis au 1er janvier 2005 ont été comptabilisés selon le principe exposé ci-dessus et font l'objet d'une valorisation.

Q. Provisions :
— Engagements de retraite et autres avantages du personnel à long terme : Pour les régimes à cotisations définies, les paiements du Groupe sont constatés en charges de la période à laquelle ils sont liés.
Pour les régimes à prestations définies concernant les avantages postérieurs à l'emploi, la valeur actualisée de l'obligation est estimée en utilisant la méthode des unités de crédit projetées. Selon cette méthode, les droits à prestation sont affectés aux périodes de service en fonction de la formule d'acquisition des droits du régime, en prenant en compte un effet de linéarisation lorsque le rythme d'acquisition des droits n'est pas uniforme au cours des périodes de service à venir.
Les montants des paiements futurs correspondant aux avantages accordés aux salariés sont évalués sur la base d'hypothèses d'évolution des salaires, d'âge de départ, de mortalité et de présence. Ils sont ensuite ramenés à leur valeur actuelle sur la base des taux d'intérêt des obligations à long terme des émetteurs de première catégorie et d'une durée correspondant à la durée estimée du régime évalué.
Les écarts actuariels résultant de révisions des hypothèses de calcul sont étalés sur la durée de vie active résiduelle moyenne attendue du personnel participant à ces régimes, pour la partie excédant de plus de 10% la plus grande des valeurs suivantes :
- valeur actualisée de l'obligation à la date de clôture au titre des prestations définies à la date de clôture ;
- juste valeur des actifs du régime à la date de clôture.
La charge nette de l'exercice, correspondant à la somme du coût des services rendus, du coût lié à la désactualisation diminuée de la rentabilité attendue des actifs du régime, de l'amortissement des écarts actuariels et de l'étalement du coût des services passés, est entièrement constatée en diminution de la marge opérationnelle.
— Indemnités de fin de contrat de travail : Le coût des mesures d'adaptation d'effectifs est pris en charge lorsque le Groupe est manifestement engagé à mettre en oeuvre le plan, c'est-à-dire lorsque celui-ci a été présenté de manière détaillée et annoncé au personnel concerné.
— Mesures de restructuration : Le coût estimé des mesures de restructuration est pris en charge dès que celles-ci ont fait l'objet d'un plan détaillé et d'une annonce ou d'un début d'exécution.

R. Actifs financiers . — Le Groupe enregistre un actif financier lorsqu'il devient partie aux dispositions contractuelles de cet instrument.
Les actifs financiers comprennent les titres de participations dans des sociétés ni contrôlées ni sous influence notable, les valeurs mobilières, les prêts et les instruments dérivés actifs relatifs à des opérations financières (note 2-U).
Ces instruments sont présentés en actifs non courants, exceptés ceux présentant une échéance inférieure à 12 mois à la date de clôture, qui sont classés en actifs courants ou en équivalents de trésorerie suivant le cas.
Valeurs mobilières : titres de participations dans des sociétés ni contrôlées ni sous influence notable.
Les dividendes concernant ces participations sont comptabilisés dans l'année de leur mise en distribution.
Ces titres de participation sont considérés comme étant « disponibles à la vente ». Ils sont donc évalués à leur juste valeur à la date de clôture et les variations de juste valeur sont comptabilisées directement dans les réserves consolidées. Ces montants sont repris en résultat lors de la cession des titres.
Des dépréciations sont constituées et comptabilisées en résultat lorsqu'il existe une indication objective de perte de valeur de ces titres de participation.
Un indicateur de perte de valeur est la baisse significative ou prolongée de la juste valeur des participations en dessous de leur coût d'acquisition.
Lorsqu'elle est disponible, la juste valeur de ces participations est déterminée par référence au prix du marché.
— Valeurs mobilières ne représentant pas une participation dans le capital d'une autre entreprise : Ces valeurs mobilières constituent des placements réalisés dans le cadre de la gestion des excédents de trésorerie.
Lors de leur comptabilisation initiale, les valeurs mobilières autres que celles représentant une participation dans le capital d'autres entreprises sont mesurées à leur juste valeur.
Les modalités d'évaluation ainsi que le traitement comptable ultérieur diffèrent selon que ces valeurs mobilières sont considérées comme étant « disponibles à la vente », ou comptabilisées dès l'origine comme des « actifs évalués à la juste valeur par contrepartie du résultat » (trading sur option).
Dans le premier cas, les valeurs mobilières disponibles à la vente sont évaluées à leur juste valeur à la date de clôture et les variations de cette juste valeur sont comptabilisées directement en capitaux propres. Les montants constatés en capitaux propres sont repris en résultat lors de la sortie de l'actif.
Des pertes de valeur sont comptabilisées en résultat lorsqu'il existe une indication objective de dépréciation significative et durable.
Dans le second cas, les valeurs mobilières désignées sont évaluées à leur juste valeur à la date de clôture et les variations de juste valeur sont comptabilisées en résultat.
Les justes valeurs des valeurs mobilières sont déterminées principalement par référence au prix du marché.
— Prêts : Ce poste comprend les prêts interbancaires réalisés dans le cadre de placements de trésorerie et les prêts à des participations non contrôlées.
Lors de leur comptabilisation initiale, les prêts sont mesurés à leur juste valeur augmentée des coûts de transaction qui leur sont directement attribuables.
A chaque clôture, les prêts sont évalués à leur coût amorti. Par ailleurs, des pertes de valeur sont comptabilisées en résultat lorsqu'il existe une indication objective de dépréciation du fait d'un événement intervenu après la comptabilisation initiale de l'actif.

S. Trésorerie et équivalents de trésorerie. — La trésorerie comprend les fonds en caisse et les dépôts bancaires à vue à l'exclusion des découverts bancaires qui figurent dans les passifs financiers.
Les équivalents de trésorerie sont constitués de placements détenus dans le but de faire face aux engagements de trésorerie à court terme. Pour qu'une valeur mobilière soit considérée comme un équivalent de trésorerie, elle doit être liquide, facilement convertible en un montant connu de trésorerie, et être soumise à un risque négligeable de changement de valeur.

T. Passifs financiers et dettes de financement des ventes. — Le Groupe enregistre un passif financier (pour l'Automobile) ou une dette de financement des ventes lorsqu'il devient partie aux dispositions contractuelles de cet instrument.
Les passifs financiers et les dettes de financement des ventes comprennent les titres participatifs, les emprunts obligataires, les autres dettes porteuses d'intérêts et les instruments dérivés passifs relatifs à des opérations financières (note 2-U).

— Titres participatifs : En l'absence de disposition spécifique au niveau de la norme IAS 39, le Groupe considère que la clause de rémunération variable des titres représente un dérivé incorporé. L'évaluation séparée de ce dérivé n'étant pas possible, le Groupe évalue donc à la juste valeur l'intégralité des titres participatifs. La juste valeur est la valeur de marché.
Les variations de juste valeur constatées sont incluses dans le résultat financier.
— Emprunts obligataires et autres dettes porteuses d'intérêts : Lors de leur comptabilisation initiale, les emprunts obligataires et les autres dettes porteuses d'intérêts sont mesurés à leur juste valeur nette des coûts de transaction qui leur sont directement attribuables.
A chaque clôture, en dehors des modalités spécifiques liées à la comptabilité de couverture (note 2-U), ces passifs financiers sont ensuite évalués à leur coût amorti selon la méthode du taux d'intérêt effectif. Les charges financières ainsi calculées prennent en compte les frais d'émission et les primes d'émission ou de remboursement ainsi que l'effet des renégociations de dettes si les conditions de la nouvelle dette ne sont pas substantiellement différentes.
En effet, les renégociations des conditions d'emprunts et opérations assimilées ne sont comptabilisées comme une extinction de l'ancienne dette et la comptabilisation d'une nouvelle dette que si les conditions de l'ancienne et de la nouvelle dette sont substantiellement différentes. Dans ce cas, les coûts supportés à cette occasion sont enregistrés dans les charges financières de l'exercice au cours duquel la négociation intervient.

U. Dérivés et comptabilité de couverture :
— Evaluation et présentation : Les dérivés sont mesurés à leur juste valeur lors de leur comptabilisation initiale. Par la suite, à chaque clôture, la juste valeur des dérivés est réestimée.
– La juste valeur des contrats de change à terme est estimée à partir des conditions du marché. Celle des swaps de devises est déterminée par actualisation des flux financiers, en utilisant les taux (change et intérêt) du marché à la date de clôture.
– Celle des dérivés de taux représente ce que le Groupe recevrait (ou paierait) pour dénouer à la date de clôture les contrats en cours, en prenant en compte les plus ou moins-values latentes déterminées à partir des taux d'intérêts courants et de la qualité de la contrepartie de chaque contrat à la date de clôture.
– Celle des dérivés de matières premières est estimée à partir des conditions du marché.
Les dérivés de l'Automobile sont présentés au bilan en non courant ou courant suivant que leur échéance se situe à plus ou moins de 12 mois. Les dérivés du Financement des ventes sont présentés au bilan en courant.
— Comptabilisation des opérations de couverture : Lorsque les dérivés remplissent les conditions d'une relation de couverture, leur traitement varie selon qu'ils sont désignés :
– de couverture de juste valeur ;
– de couverture de flux de trésorerie ;
– de couverture d'un investissement net réalisé à l'étranger.
Le Groupe identifie l'élément de couverture et l'élément couvert dès la mise en place de la couverture et documente cette relation de couverture en identifiant la stratégie de couverture, le risque couvert et la méthode d'évaluation de l'efficacité de la relation de couverture. Par la suite, cette documentation est actualisée, permettant ainsi de démontrer l'efficacité de la couverture désignée.
La comptabilité de couverture se traduit par des méthodes spécifiques d'évaluation et de comptabilisation selon la catégorie de couverture concernée.
– Couverture de juste valeur : l'élément couvert est réévalué au titre du risque couvert et l'instrument de couverture est évalué et comptabilisé pour sa juste valeur. Dans la mesure où les variations de ces deux éléments nettes d'impôts sont enregistrées simultanément dans le compte de résultat, seule l'inefficacité de la couverture impacte ce dernier.
– Couverture de flux de trésorerie : l'élément couvert ne fait l'objet d'aucune revalorisation et seul l'instrument de couverture est réévalué à sa juste valeur. En contrepartie de cette réévaluation, la part efficace de variation de juste valeur attribuable au risque couvert est comptabilisée nette d'impôt dans les capitaux propres alors que la part inefficace est comptabilisée en résultat. Les montants accumulés en capitaux propres sont recyclés au compte de résultat lorsque l'élément couvert impacte ce dernier.
– Couverture d'investissement net réalisé à l'étranger : l'instrument de couverture est réévalué à sa juste valeur. En contrepartie de cette réévaluation, la part efficace de variation de juste valeur attribuable au risque de change couvert est comptabilisée net d'impôt dans les capitaux propres alors que la part inefficace est comptabilisée en résultat. Les montants accumulés en capitaux propres sont repris au compte de résultat à la date de liquidation ou de cession de l'investissement.
— Comptabilisation des dérivés non qualifiés de couverture : Lorsque les dérivés ne sont pas qualifiés de couverture, les variations de juste valeur sont portées immédiatement au compte de résultat financier, sauf dans le cas de dérivés initiés uniquement pour des raisons étroitement liées à l'exploitation. Dans ce dernier cas, les variations de juste valeur sont comptabilisées en marge opérationnelle.

3. – Evolution du périmètre de consolidation.

	Automobile	Financement des ventes	Total
Nombre de sociétés consolidées au 31 décembre 2005	122	48	170
Entrées de périmètres (acquisitions, créations ...)	35	2	37
Sorties de périmètres (cessions, fusions, liquidations ...)	-4	-1	-5
Nombre de sociétés consolidées au 31 décembre 2006	153	49	202

Les principales variations de périmètres intervenues en 2006 et en 2005 sont les suivantes.
La société Renault Pars (Iran) est entrée dans le périmètre de consolidation au 1er janvier 2006. Cette société est détenue à 51% par Renault et 49% par la société iranienne AID co, entité constituée par l'IDRO (Industrial Development & Renovation Organization – organisme public iranien en charge de l'industrie automobile) et les deux principaux constructeurs automobiles iraniens, Iran Khodro et Saipa. Détentrice de la licence de la Logan, Renault Pars est notamment responsable de l'ingénierie, des achats et de la logistique, ainsi que de la coordination de la politique commerciale, du marketing et de l'après-vente. La production et la commercialisation des véhicules Logan seront assurées par Iran Khodro et Saipa.
Au 1er janvier 2006, 24 établissements commerciaux situés en Europe (Belgique, Luxembourg, Pologne, Portugal, République tchèque et Suisse) sont entrés dans le périmètre de consolidation.
Les intérêts minoritaires de la société holding Cofal ont été rachetés en fin d'exercice 2006. Les principaux effets de cette opération sont le passage à 100% du taux de détention des sociétés Renault do Brasil et Renault Argentina.
En décembre 2005, le Groupe a exercé l'option d'achat au 31 décembre 2007 qu'il détenait sur l'intégralité des parts de la SCI du Plateau de Guyancourt, propriétaire des actifs immobiliers du Technocentre regroupant l'ensemble des forces de recherche et de développement des nouveaux véhicules de Renault. La levée d'option est irrévocable. En conséquence, depuis le 31 décembre 2005, le Groupe consolide cette SCI, dont il deviendra l'unique associé le 31 décembre 2007.

6.2. Compte de résultat :

4.– Chiffre d'affaires.

A. Chiffre d'affaires 2005 aux périmètre et méthodes 2006 :

(En millions d'euros)	Automobile	Financement des ventes	Total
Chiffre d'affaires 2005	39 458	1 880	41 338
Changements de périmètre et méthodes	465	41	506
Chiffre d'affaires 2005 aux périmètre et méthodes 2006	39 923	1 921	41 844
Chiffre d'affaires 2006	39 605	1 923	41 528

B. Décomposition du chiffre d'affaires :

(En millions d'euros)	2006	2005	2004
Ventes de biens	38 774	38 602	37 459
Ventes de services (1)	1 323	1 376	1 464
Ventes de biens et services	40 097	39 978	38 923
Produits sur crédits à la clientèle	997	909	896
Produits sur opérations de crédit-bail et assimilées	434	451	473
Produits du Financement des ventes	1 431	1 360	1 369
Total chiffre d'affaires	41 528	41 338	40 292

(1) Dont 492 M€ réalisés par le Financement des ventes en 2006 (520 M€ en 2005 et 497 M€ en 2004)

C. Produits de location de véhicules. — Les produits locatifs enregistrés par le Groupe dans le cadre des contrats de vente de véhicules avec engagement de reprise ou de location simple de véhicules représentent 612 M€ en 2006 (670 M€ en 2005 et 649 M€ en 2004). Ces produits sont intégrés dans les ventes de services.

5. – Coûts du financement des ventes.

(En millions d'euros)	2006	2005	2004
Nouvelles dépréciations	-269	-269	-169
Reprise de dépréciations	255	194	144
Abandons de créances et autres charges de non recouvrement	-127	-89	-81
Charges nettes de non recouvrement	-141	-164	-106
Produits de placement de trésorerie	174	206	235
Charges de refinancement	-1 018	-968	-1 041
Autres coûts du financement des ventes	-844	-762	-806
Coûts du financement des ventes	-985	-926	-912

6. – Marge opérationnelle : analyse des produits et charges par nature.

A. Charges de personnel :

	2006	2005	2004
Charges de personnel (en millions d'euros)	5 948	5 782	5 437
Effectifs au 31 décembre	134 236	132 831	130 573

Les charges de personnel intègrent 114 M€ de charges de retraites et autres avantages long terme accordés au personnel en 2006 (131 M€ en 2005 et 97 M€ en 2004).

B. Paiements fondés sur des actions. — Les paiements fondés sur des actions concernent des plans de stock-options et d'attribution d'actions gratuites consentis au personnel. Ils représentent une charge de personnel de 41 M€ en 2006 (18 M€ en 2005 et 11 M€ en 2004).
Les éléments de valorisation des plans sont explicités en note 19-F.

C. Charges de loyer. — Les loyers immobiliers représentent une charge de l'ordre de 250 M€ en 2006 (300 M€ en 2005 et 2004).

D. Ecarts de change. — Les écarts de change enregistrés en marge opérationnelle représentent un produit de 13 M€ en 2006 (à comparer à un produit de 27 M€ en 2005 et une charge de 11 M€ en 2004).

7. – Autres produits et charges d'exploitation.

(En millions d'euros)	2006	2005	2004
Coûts et provisions de restructuration et d'adaptation des effectifs	-241	-109	-175
Résultat de cession d'activités ou de participations opérationnelles	-59	119	-38
Résultat de cession d'immobilisations incorporelles ou corporelles (hors cessions de véhicules)	109	148	45
Produits et charges d'exploitation inhabituels	5	33	-75
Total	-186	191	-243

A. Coûts et provisions de restructuration et d'adaptation des effectifs. — Les coûts de restructuration sont principalement liés à la prise en charge des mesures de restructuration de certaines activités et des mesures d'adaptation des effectifs, notamment en Espagne sur 2006.

B. Résultat de cession d'activités ou de participations opérationnelles. — Le résultat de cession d'activités ou de participations opérationnelles intègre en 2005, un profit de 150 M€ sur la vente de la participation de 17,88% détenue dans Nissan Diesel Motors Co. Ltd.

C. Résultat de cession d'immobilisations incorporelles ou corporelles (hors cessions de véhicules). — La vente de terrains en France et en Espagne constitue l'essentiel du résultat de cession réalisé en 2006 et en 2005.

8. – Résultat financier.

A. Produits et charges d'intérêts. — Intérêts encaissés et décaissés :

(En millions d'euros)	2006	2005	2004
Intérêts reçus	202	131	112
Intérêts versés	-281	-200	-139
Encaissements / (décaissements) nets d'intérêt	-79	-69	-27

B. Autres produits et charges financiers. — Les autres produits et charges financiers s'analysent comme suit :

(En millions d'euros)	2006	2005	2004
Résultat du rachat des titres participatifs Renault SA			-121
Evolution de la juste valeur des titres participatifs (note 24-A)	-31	-271	-170
Autres éléments	202	39	-18
Total	171	-232	-309

Les écarts de change enregistrés en autres éléments du résultat financier représentent en 2006 un produit de 18 M€ (charge de 8 M€ en 2005 et produit de 9 M€ en 2004).
Les autres éléments intègrent en 2006 un profit de 135 M€ lié à la vente des titres Scania.

9. – Impôts courants et différés.

Renault SA ayant opté pour le régime de l'intégration fiscale dès son origine, celui-ci constitue le régime fiscal de groupe sous lequel elle est imposée en France.
Par ailleurs, le Groupe applique les régimes nationaux optionnels d'intégration ou de consolidation fiscale en Allemagne, en Espagne, en Grande Bretagne, aux Pays-Bas et au Portugal.

A. Charge d'impôts courants et différés. — Décomposition de la charge d'impôt :

(En millions d'euros)	2006	2005	2004
Charge d'impôts courants	-341	-305	-466

Produit / (charge) d'impôts différés bruts	81	-33	-44
Variation de la dépréciation des impôts différés actifs	5	7	-51
Impôts courants et différés	-255	-331	-561

La charge d'impôt courant provient des entités étrangères pour 269 M€ en 2006 (253 M€ en 2005 et 360 M€ en 2004).
Le montant des impôts courants décaissés par le Groupe au cours de l'exercice 2006 s'élève à 309 M€ (430 M€ en 2005 et 406 M€ en 2004).

B. Rapprochement entre le taux légal en France et le taux d'imposition effectif :

	2006	2005	2004
Taux d'impôt sur les bénéfices en vigueur en France	34,4%	34,9%	35,4%
Crédits d'impôts	-7,6%	-9,1%	-4,4%
Impôts différés passifs constatés sur les résultats (distribués ou non) des entreprises associées	4,3%	3,8%	1,8%
Variation de la dépréciation des impôts différés actifs	-0,6%	-0,6%	3,3%
Autres impacts	-3,3%	-1,1%	0,3%
Taux effectif d'impôt avant prise en compte de la part de résultat des entreprises associées	27,2%	27,9%	36,4%
Effet des entreprises associées	-19,2%	-19,2%	-20,2%
Taux effectif d'impôt global	8,0%	8,7%	16,2%

Le taux effectif d'impôt du Groupe (avant prise en compte de la part de résultat des entreprises associées) s'établit à 27% en 2006 (28% en 2005 et 36% en 2004), grâce notamment à des crédits d'impôts élevés résultant de l'obtention d'un régime d'incitation fiscale pour les activités de recherche en Corée et à une amélioration des perspectives de résultat sur l'Argentine et la Russie.
En 2005, les crédits d'impôts étaient notamment la résultante des investissements importants réalisés en Turquie et d'une disposition fiscale favorable sur la taxation des plus-values de cession de terrains à Madrid.

C. Ventilation du solde net des impôts différés :
— Analyse des actifs nets d'impôts différés par nature :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Impôts différés sur :			
Participations dans les entreprises associées	-83	-72	-28
Immobilisations	-1 372	-1 240	-1 063
Provisions et autres charges ou dépréciations déductibles lors de leur paiement	735	899	887
Déficits reportables	969	762	467
Autres	338	376	378
Solde net des impôts différés actifs et (passifs) avant dépréciation	587	725	641
Dépréciation	-600	-647	-530
Solde net actif (passif) des impôts différés	-13	78	111

— Analyse des actifs nets d'impôts différés dépréciés par date d'expiration :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Actifs nets d'impôts différés reportables indéfiniment	492	458	322
Autres actifs nets d'impôts d'échéance supérieure à 5 ans	5	22	45
Autres actifs nets d'impôts d'échéance entre 1 et 5 ans	60	87	102
Autres actifs nets d'impôts d'échéance à moins d'un an	43	80	61
Total des actifs nets d'impôts différés dépréciés	600	647	530

10. – Résultat net et résultat net dilué par action.

Le résultat net par action et le résultat net dilué par action sont calculés en divisant la part du résultat net revenant au Groupe par le nombre d'actions adéquat.
Le nombre d'actions retenu pour le résultat net par action est le nombre moyen pondéré d'actions ordinaires en circulation au cours de la période, ce dernier prenant en compte la neutralisation des actions d'autocontrôle ainsi que des actions Renault détenues par Nissan.

(En milliers d'actions)	2006	2005	2004
Actions en circulation	284 937	284 937	284 937
Actions d'autocontrôle	-8 500	-10 176	-11 266
Actions détenues par Nissan x part de Renault dans Nissan	-19 443	-19 584	-19 503
Nombre d'actions retenu pour le résultat net par action	256 994	255 177	254 168

Le nombre d'actions retenu pour le résultat net dilué par action est le nombre moyen pondéré d'actions potentiellement en circulation au cours de la période. Il prend en compte le nombre d'actions retenu pour le résultat net par action, complété du nombre de stock-options et de droits d'attribution d'actions gratuites dilutifs.

(En milliers d'actions)	2006	2005	2004
Nombre d'actions retenu pour le résultat net par action	256 994	255 177	254 168
Nombre de stock-options et droits d'attribution d'actions gratuites dilutifs	3 096	2 165	1 267
Nombre d'actions retenu pour le résultat net dilué par action	260 090	257 342	255 435

6.3. Actifs et passifs d'exploitation, capitaux propres :

11. – Immobilisations incorporelles.

A. Immobilisations incorporelles au 31 décembre :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Frais de développement immobilisés	5 403	4 647	3 882
Goodwills	278	247	197
Autres immobilisations incorporelles	280	301	255
Valeurs brutes	5 961	5 195	4 334
Frais de développement immobilisés	-2 341	-2 030	-1 505
Autres immobilisations incorporelles	-198	-193	-172
Amortissements et dépréciations	-2 539	-2 223	-1 677
Valeurs nettes	3 422	2 972	2 657

Les goodwills sont localisés principalement en Europe.

B. Variations de l'exercice :

(En millions d'euros)	Valeur brute	Amortissements et dépréciations	Valeur nette
Valeur au 31 décembre 2004	4 334	-1 677	2 657
Acquisitions (note 29-C) / (dotations nettes)	880	-647	233
(Cessions) / reprises sur cessions	-105	105	
Ecart de conversion	33	-9	24
Variation de périmètre et autres	53	5	58
Valeur au 31 décembre 2005	5 195	-2 223	2 972
Acquisitions (note 29-C) / (dotations nettes)	1 132	-697	435
(Cessions) / reprises sur cessions	-381	379	-2
Ecart de conversion	-13	2	-11
Variation de périmètre et autres	28		28
Valeur au 31 décembre 2006	5 961	-2 539	3 422

Les acquisitions d'immobilisations incorporelles de 2006 se décomposent en 976 M€ d'immobilisations produites et 156 M€ d'immobilisations achetées (respectivement 834 et 46 M€ en 2005 et 750 et 41 M€ en 2004).

C. Frais de recherche et développement constatés en résultat :

(En millions d'euros)	2006	2005	2004
Dépenses de recherche et développement	-2 400	-2 264	-1 961
Frais de développement capitalisés	1 091	833	749
Amortissement et dépréciation des frais de développement immobilisés	-654	-603	-464
Total	-1 963	-2 034	-1 676

12. – Immobilisations corporelles.

A. Immobilisations corporelles au 31 décembre :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Terrains	645	612	503
Constructions	5 422	5 200	4 067
Outillages spécifiques	7 675	7 064	6 716
Matériels et autres outillages	11 605	11 799	11 039
Véhicules donnés en location	2 308	2 240	2 053
Autres immobilisations corporelles	830	970	1 012
Immobilisations en cours	1 718	1 086	1 470
Valeurs brutes	30 203	28 971	26 860
Terrains et constructions	-2 304	-2 228	-2 039
Outillages spécifiques	-5 732	-5 141	-4 859
Matériels et autres outillages	-7 675	-7 480	-6 992
Véhicules donnés en location	-632	-654	-535
Autres immobilisations corporelles	-694	-777	-838
Amortissements et dépréciations	-17 037	-16 280	-15 263
Immobilisations corporelles - valeurs nettes	13 166	12 691	11 597

B. Variations de l'exercice. — Au cours de l'exercice 2006, les variations sont les suivantes :

(En millions d'euros)	31/12/2005	Acquisitions / (dotations)	(Cessions) / reprises sur cessions	Ecart de conversion	Variation de périmètre et autres	31/12/2006
Terrains	612	43	-29	-3	22	645
Constructions	5 200	359	-152	-6	21	5 422
Outillages spécifiques	7 064	648	-515	-18	496	7 675
Matériels et autres outillages	11 799	523	-507	5	-215	11 605
Véhicules donnés en location	2 240	1 134	-1 095	3	26	2 308
Autres immobilisations corporelles	970	37	-180	-3	6	830
Immobilisations en cours	1 086	833	-2		-199	1 718
Valeurs brutes	28 971	3 577	-2 480	-22	157	30 203
Terrains						
Constructions	-2 228	-185	137	5	-33	-2 304
Outillages spécifiques	-5 141	-878	500	14	-227	-5 732
Matériels et autres outillages	-7 480	-909	466	10	238	-7 675
Véhicules donnés en location	-654	-85	142		-35	-632

Autres immobilisations corporelles	-777	-82	175	2	-12	-694
Immobilisations en cours						
Amortissements et dépréciations	-16 280	-2 139	1 420	31	-69	-17 037
Terrains	612	43	-29	-3	22	645
Constructions	2 972	174	-15	-1	-12	3 118
Outillages spécifiques	1 923	-230	-15	-4	269	1 943
Matériels et autres outillages	4 319	-386	-41	15	23	3 930
Véhicules donnés en location	1 586	1 049	-953	3	-9	1 676
Autres immobilisations corporelles	193	-45	-5	-1	-6	136
Immobilisations en cours	1 086	833	-2		-199	1 718
Valeurs nettes	12 691	1 438	-1 060	9	88	13 166

Par ailleurs, les variations au titre de l'exercice 2005 s'analysent comme suit :

(En millions d'euros)	Valeur brute	Amortissements et dépréciations	Valeur nette
Valeur au 31 décembre 2004	26 860	-15 263	11 597
Acquisitions (note 29-C) / (dotations nettes)	3 223	-2 270	953
(Cessions) / reprises sur cessions	-2 272	1 484	-788
Ecart de conversion	390	-159	231
Variation de périmètre et autres (1)	770	-72	698
Valeur au 31 décembre 2005	28 971	-16 280	12 691

(1) La consolidation de la SCI du Plateau de Guyancourt au 31 décembre 2005, suite à l'exercice de l'option d'achat que le Groupe détenait sur cette entité, contribue pour 694 M€ à l'augmentation des immobilisations corporelles.

13. – Participation dans Nissan.

A. Méthode de consolidation de Nissan. — Renault détient une participation de 44,3% dans Nissan. Renault et Nissan ont choisi d'édifier ensemble une alliance d'un type unique, composée de deux entreprises distinctes liées par une communauté d'intérêts et unies pour la performance. Les mécanismes de l'Alliance ont été conçus pour veiller au maintien des identités de marque et au respect de la culture de chacune des deux entreprises.
De cette volonté résultent notamment les dispositions de fonctionnement suivantes :
— Renault ne dispose pas de la majorité des droits de vote chez Nissan ;
— les termes des accords entre Renault et Nissan ne permettent à Renault, ni de nommer la majorité des membres du conseil d'administration de Nissan, ni de réunir la majorité des droits de vote dans les réunions du conseil d'administration de Nissan ; au 31 décembre 2006 comme en 2005, Renault dispose de 4 sièges sur un total de 9 au conseil d'administration de Nissan (en 2004, Renault disposait de 3 sièges sur 7) ;
— Renault Nissan BV, détenue à 50% par Renault et à 50% par Nissan, est une structure collégiale de prise de décision de l'Alliance sur certains éléments stratégiques concernant l'un et l'autre groupe et dont les décisions s'imposent aussi bien à Renault qu'à Nissan. Elle ne permet pas à Renault de diriger les politiques financières et opérationnelles de Nissan. A ce titre, l'existence de Renault Nissan BV ne peut être considérée comme établissant un contrôle contractuel de Renault sur Nissan ; depuis sa création, les sujets traités par Renault Nissan BV sont restés dans ce cadre contractuel et ne témoignent pas d'un contrôle de Renault sur Nissan ;
— Renault ne peut utiliser ni orienter l'utilisation des actifs de Nissan comme il le fait pour ses propres actifs ;
— Renault n'accorde aucune garantie sur la dette de Nissan.
Au regard de ces éléments, Renault dispose d'une influence notable sur Nissan et de ce fait, comptabilise sa participation dans Nissan selon la méthode de mise en équivalence.

B. Comptes consolidés de Nissan retenus pour la mise en équivalence dans les comptes de Renault. — Les comptes de Nissan retenus pour la mise en équivalence dans les comptes de Renault sont les comptes consolidés publiés en normes comptables japonaises – Nissan est coté à la Bourse de Tokyo – après retraitements pour les besoins de la consolidation de Renault.
Nissan publie trimestriellement ses comptes et clôt son exercice annuel au 31 mars. Pour les besoins de la consolidation de Renault, les résultats de Nissan sont pris en compte dans la consolidation de Renault sur une base calendaire (résultats de janvier à décembre consolidés dans les comptes annuels de Renault). Le décalage de 3 mois dans la consolidation par Nissan de certaines entités de son périmètre est maintenu dans la contribution de Nissan intégrée dans les comptes consolidés de Renault. Nissan prévoit de résorber ce décalage sur la plupart des sociétés concernées au cours du 1er semestre 2007.
Suite aux opérations sur ses propres titres, Nissan détient 2,1% de ses titres au 31 décembre 2006 (3,0% au 31 décembre 2005 et 3,2% au 31 décembre 2004). En conséquence, le pourcentage d'intérêt de Renault dans Nissan s'établit à 45,3% au 31 décembre 2006, à comparer à 45,7% au 31 décembre 2005 et 45,8% au 31 décembre 2004.

C. Evolution de la valeur de la participation dans Nissan :

(En millions d'euros)	Quote-part d'actif net			Goodwills net	Total
	Avant neutralisation ci-contre	Neutralisation à hauteur de 44,3% de la participation de Nissan dans Renault (1)	Net		
Au 31 décembre 2004	8 065	-962	7 103	826	7 929
Résultat 2005	2 275		2 275		2 275
Dividende versé	-383		-383		-383
Ecart de conversion	615		615	7	622
Autres mouvements (2)	54		54	-20	34
Au 31 décembre 2005	10 626	-962	9 664	813	10 477
Résultat 2006	1 871		1 871		1 871
Dividende versé	-431		-431		-431
Ecart de conversion	-1 101		-1 101	-92	-1 193
Autres mouvements (2)	71		71	-80	-9
Au 31 décembre 2006	11 036	-962	10 074	641	10 715

(1) Nissan détient 15 % de Renault au 31 décembre 2006 et 2005.
(2) Les « autres mouvements » incluent les dividendes de Renault reçus par Nissan, la variation de la réserve de réévaluation des instruments financiers et l'évolution des titres d'autocontrôle de Nissan.

D. Evolution des capitaux propres de Nissan retraités pour les besoins de la consolidation de Renault :

(En milliards de yens)	31/12/2005	Résultat 2006	Dividendes	Ecart de conversion	Autres mouvements (1)	31/12/2006
Capitaux propres – part du groupe en normes japonaises	2 882	531	-131	101	47	3 430
Retraitements pour les besoins de Renault						
Réestimation de l'actif immobilisé	494	-35		-1		458
Provision pour retraite et autres avantages accordés au personnel à long terme	-207	50		4	-4	-157
Immobilisation des frais de développement	423	74				497
Impôts différés et autres retraitements	-362	-22	-10	-20	10	-404
Actif net retraité pour les besoins de Renault	3 230	598	-141	84	53	3 824
(En millions d'euros) :						
Actif net retraité pour les besoins de Renault	23 255	4 111	-948	-2 416	360	24 362
Part de Renault (avant neutralisation ci-dessous)	45,7% 10 626	1 871	-431	-1 101	71	45,3% 11 036
Neutralisation de la participation de Nissan dans Renault (2)	-962					-962
Part de Renault dans l'actif net de Nissan	9 664	1 871	-431	-1 101	71	10 074

(1) Les « autres mouvements » incluent les dividendes de Renault reçus par Nissan, la variation de la réserve de réévaluation des instruments financiers et l'évolution des titres d'autocontrôle de Nissan.

(2) Nissan détient 15% de Renault au 31 décembre 2006.

La contribution de Nissan au résultat net de Renault en 2006 intègre un profit exceptionnel de 82 M€ traduisant la finalisation par Nissan du transfert d'une partie de ses engagements de retraite à l'État japonais (450 M€ en 2005).

E. Résultat net de Nissan en normes comptables japonaises. — Nissan clôturant son exercice annuel au 31 mars, le résultat net de Nissan retenu en 2006 correspond à la somme du résultat net du dernier trimestre de l'exercice annuel 2005 et des trois premiers trimestres de l'exercice annuel 2006.

	De janvier à mars 2006 dernier trimestre de l'exercice annuel 2005 de Nissan au Japon		D'avril à septembre 2006 1er semestre de l'exercice annuel 2006 de Nissan au Japon		D'octobre à décembre 2006 3ème trimestre de l'exercice annuel 2006 de Nissan au Japon		De janvier à décembre 2006 période retenue pour la consolidation de Renault	
	(En milliards de yens)	(En millions d'euros) (1)	(En milliards de yens)	(En millions d'euros) (1)	(En milliards de yens)	(En millions d'euros) (1)	(En milliards de yens)	(En millions d'euros) (1)
Résultat net – part du groupe	152	1 081	274	1 873	105	688	531	3 642

(1) Conversion au taux de change moyen 2006 de chaque trimestre.

F. Eléments financiers de Nissan en normes IFRS. — Les éléments financiers présentés ci-après correspondent aux données de Nissan retraitées pour le compte de Renault pour la période du 1er janvier au 31 décembre 2006. Les retraitements opérés intègrent les retraitements d'harmonisation de normes comptables et les ajustements de juste valeur des actifs et passifs pratiqués par Renault lors des acquisitions intervenues en 1999 et 2002.

	(En milliards de yens)	(En millions d'euros) (1)
Chiffre d'affaires 2006	9 317	63 762
Résultat net 2006 (2)	622	4 259
Capitaux propres au 31 décembre 2006	4 189	26 694
Total bilan au 31 décembre 2006	12 749	81 238

(1) Conversion au taux de change moyen 2006, soit 146 yens pour 1 euro pour les donnés de résultat et au taux de change du 31 décembre 2006, soit 157 yens pour 1 euro, pour les données de bilan.

(2) Le résultat net présenté n'intègre pas la contribution de Renault au résultat de Nissan.

G. Couverture de l'investissement dans Nissan. — L'investissement dans Nissan fait l'objet d'opérations de couverture qui s'élèvent au 31 décembre 2006 à 780 milliards de yens (4 970 M€). Ces opérations sont composées de placements privés sur le marché de l'EMTN et d'emprunts obligataires émis directement en yens pour 154 milliards de yens (981 M€) et d'opérations de contrats d'échange de devises pour 626 milliards de yens (3 989 M€). Elles ont dégagé en 2006 des écarts de change nets d'impôt pour 351 M€, comptabilisés dans les réserves de conversion du Groupe (note 19-D).
Les opérations de couverture ont été augmentées de 317 milliards de yens (2 169 M€) en 2006.

H. Valorisation de la participation de Renault dans Nissan sur la base du cours de bourse. — Sur la base du cours de bourse de l'action Nissan au 31 décembre 2006, soit 1 433 yens par action, la participation de Renault dans Nissan est valorisée à 18 299 M€ (17 241 M€ au 31 décembre 2005 sur la base d'un cours à 1 195 yens par action, 15 986 M€ au 31 décembre 2004 sur la base d'un cours à 1 114 yens par action).

I. Opérations entre le groupe Renault et le groupe Nissan. — Renault et Nissan conduisent des actions communes dans le domaine du développement des véhicules et organes, des achats, des moyens de production et de distribution.
La coopération entre les deux groupes en 2006 se fait principalement :
— Sur le plan des investissements communs : Renault et Nissan partagent les coûts de développement et les investissements pour la production de boîtes de vitesse et de moteurs de véhicules du segment M. Ainsi, depuis mars 2006, les deux groupes travaillent conjointement sur un projet de nouveau moteur diesel 6 cylindres en V.
Par ailleurs, Nissan et Renault ont continué en 2006 les développements et investissements communs pour la production d'un futur véhicule de type SUV. Parallèlement les deux groupes réalisent en commun des développements et des investissements pour la fabrication de véhicules Logan au Brésil.
— Sur le plan de la fabrication de véhicules : Au Mexique, Nissan fournit à Renault une prestation d'assemblage pour Clio et assemble des Platina (Clio tricorps badgée Nissan). En 2006, la production a porté sur 46 000 unités.
Au Brésil, Renault fournit à Nissan une prestation d'assemblage de ses modèles pick-up Frontier et X-Terra portant sur 8 600 véhicules en 2006.
Depuis le début de l'année 2006, Renault Samsung Motors a produit 39 000 SM3 badgées Nissan que ce dernier achète et revend dans son réseau (essentiellement en Russie et au Moyen Orient).
Sur le plan des véhicules utilitaires, Nissan a produit 79 000 Trafic dans son usine de Barcelone en 2006, dont un quart est vendu dans le réseau Nissan.
De son côté, Renault a produit 10 900 Master et Kangoo badgés Nissan que ce dernier achète et vend dans son réseau.
— Sur le plan de la vente d'organes : En Europe, Renault livre les usines Nissan de Sunderland au Royaume-Uni et de Barcelone en Espagne, en boîtes de vitesse et moteurs produits par les usines de Cacia au Portugal, de Valladolid en Espagne, et de Cléon en France. Ces livraisons concernent la Micra, l'Almera, la Tino et la Primera de Nissan. Au cours du premier semestre 2006 Renault a également démarré la vente de boîtes de vitesse à Nissan pour ses usines d'Afrique du Sud et de Thaïlande. Ces organes sont destinés à la Tiida.
Au Mexique, Renault livre des moteurs et des boîtes de vitesse à l'usine Nissan d'Aguascalientes pour les Clio et Platina.
Au total, Renault a livré 410 000 boîtes de vitesse et 160 000 moteurs en 2006.
En Corée du Sud, Nissan livre à Renault Samsung Motors des organes mécaniques et des pièces entrant dans la fabrication des SM3, SM5 et SM7.
En France Nissan fournit des moteurs à Renault pour Master et Mascott.
Par ailleurs, Renault utilise le moteur V6 essence 3,5 litres de Nissan pour Vel Satis et Espace ainsi que des pignons de boîtes Nissan pour la gamme Mégane.
— Sur le plan commercial : Au niveau européen, des Group Offices ont été mis en place, sous la responsabilité de Renault, afin de faciliter l'échange des meilleures pratiques en matière de documentation d'après-vente et d'études marketing.
Au niveau local, des Group Offices locaux communs ont été créés, sous la responsabilité de Renault, dans quatre pays d'Europe : France, Royaume-Uni, Espagne et Italie, tout en conservant des opérations front-office séparées.
Par ailleurs, huit sociétés uniques, détenues et gérées par Renault, ont été créées avec des locaux communs, en Suisse, aux Pays-Bas, en Allemagne, en Autriche, en Slovénie, en Croatie, en Bulgarie et au Portugal. En accord avec Nissan, il a cependant été décidé de ne pas maintenir cette organisation en 2007.
De son côté, Nissan assure la commercialisation de véhicules Renault en Australie et dans les pays du Golfe.
— Sur le plan financier : À Lausanne, Renault Finance intervient, en complément de son activité pour Renault, comme contrepartie du groupe Nissan en ce qui concerne la négociation d'instruments financiers à des fins de couverture des risques de change, taux et matières premières. A ce titre, Renault Finance a réalisé en 2006 pour environ 16 milliards d'euros d'opérations de change pour le compte de Nissan. Enfin, Renault Finance intervient de plus en plus dans la gestion de trésorerie de Nissan et notamment de Nissan Europe. Les dépôts de Nissan inscrits au bilan de Renault Finance sont cependant systématiquement retournés sur le marché, et ne peuvent servir au financement du groupe Renault.
— Au total en 2006 : Les ventes réalisées par Renault à Nissan et les achats effectués par Renault auprès de Nissan sont estimés à, respectivement, environ 1 430 et 1 350 M€.

Enfin, il faut rappeler que les actions communes dans le domaine des achats et d'autres fonctions support (informatique...) se traduisent directement dans les comptes de Renault et Nissan et ne génèrent donc pas de flux financiers entre les deux groupes.

14. – Participations dans les autres entreprises associées.

Les participations dans les autres entreprises associées s'analysent comme suit :
— valeur au bilan de 2 228 M€ au 31 décembre 2006 (1 975 M€ au 31 décembre 2005 et 1 784 M€ au 31 décembre 2004) ;
— part dans le résultat des autres entreprises associées de 389 M€ en 2006 (322 M€ en 2005 et 234 M€ en 2004).
La mise en équivalence de AB Volvo représente l'essentiel de ces montants.

A. Evolution de la valeur de la participation dans AB Volvo :

(En millions d'euros)	Quote-part d'actif net	Goodwill net	Total
Au 31 décembre 2004	1 625	23	1 648
Résultat 2005	308		308
Dividende versé	-120		-120
Rachat par AB Volvo de ses propres actions (1)	-18	18	
Écart de conversion et réévaluation des instruments financiers	-18		-18
Au 31 décembre 2005	1 777	41	1 818
Résultat 2006	384		384
Dividende versé	-158		-158
Rachat par AB Volvo de ses propres actions	-2	-1	-3
Écart de conversion et réévaluation des instruments financiers	44	2	46
Au 31 décembre 2006	2 045	42	2 087

(1) Cet effet est lié aux opérations de rachat de titres puis à l'annulation d'une partie de ses titres par AB Volvo en 2005.

AB Volvo détient 4,9% de ses propres titres au 31 décembre 2006 (5,0% au 31 décembre 2005 et 7,1% au 31 décembre 2004). En conséquence, le pourcentage d'intérêt de Renault dans AB Volvo s'établit à 21,8% au 31 décembre 2006, inchangé par rapport au 31 décembre 2005 (21,5% au 31 décembre 2004).
Sur la base du cours de bourse de l'action de AB Volvo au 31 décembre 2006, soit 486,0 SEK par action A et 471,5 SEK par action B, la participation de Renault dans AB Volvo est valorisée à 4 650 M€ (3 493 M€ au 31 décembre 2005 sur la base du cours de 364,5 SEK par action A et 374,5 SEK par action B).

B. Evolution des capitaux propres de AB Volvo retraités pour les besoins de la consolidation de Renault :

(En millions d'euros)	31/12/2005	Résultat 2006	Dividendes	Autres mouvements	31/12/2006
Capitaux propres – part du groupe	8 362	1 758	-725	218	9 613
Retraitements pour les besoins de Renault	-227			-9	-236
Actif net retraité pour les besoins de Renault	8 135	1 758	-725	209	9 377
Part de Renault dans l'actif net de AB Volvo	1 777	384	-158	42	2 045

Les retraitements opérés pour les besoins de Renault correspondent essentiellement à l'annulation des goodwills existants dans les comptes de AB Volvo lors de la prise de participation de Renault dans AB Volvo.

C. Eléments financiers de AB Volvo en normes IFRS. — Les éléments financiers 2006 de AB Volvo, établis en conformité avec les normes IFRS et tels que publiés par AB Volvo, se résument comme suit :

	(En millions de couronnes suédoises)	(En millions d'euros) (1)
Chiffre d'affaires 2006	248 135	26 832
Résultat net 2006	16 318	1 765
Capitaux propres au 31 décembre 2006	87 188	9 644
Total bilan au 31 décembre 2006	258 159	28 556

(1) Conversion au taux de change moyen 2006, soit 9,25 couronnes suédoises pour 1 euro pour les données de résultat et au taux de change du 31 décembre 2006, soit 9,04 couronnes suédoises pour 1 euro, pour les données de bilan.

15. – Stocks.

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Matières premières et fournitures	1 052	1 052	957
En-cours de production	370	420	332
Produits finis	3 892	4 390	3 853
Valeur nette totale	5 314	5 862	5 142
Dont valeur brute	5 790	6 330	5 632
Dont dépréciation	-476	-468	-490

16. – Créances de financement des ventes.

A. Créances de financement des ventes par nature :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Créances sur le réseau de distribution	4 503	4 673	4 338
Crédits à la clientèle finale	12 222	12 207	11 847
Opérations de crédit-bail et assimilées	4 347	4 498	4 229
Valeur brute	21 072	21 378	20 414
Dépréciation	-712	-678	-607
Valeur nette	20 360	20 700	19 807

Les opérations de titrisation de créances intervenues en 2003, 2005 et 2006, pour un montant global de 5 727 M€ à l'origine, n'ont pas eu pour conséquence la décomptabilisation des créances cédées, la totalité du risque étant conservée par le Groupe.

B. Echéancier des créances de financement des ventes :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Moins d'un an	10 929	10 902	10 133
Plus d'un an	9 431	9 798	9 674
Total	20 360	20 700	19 807

17. – Créances clients de l'Automobile.

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Valeur brute	2 221	2 176	1 979
Dépréciation	-119	-121	-101
Valeur nette	2 102	2 055	1 878

Ce poste exclut les créances sur le réseau de distribution qui font l'objet, en France et dans certains pays d'Europe, d'une cession aux sociétés de financement des ventes du Groupe. Lorsque le risque de non recouvrement est transféré à ces sociétés, elles sont alors incluses dans les créances de financement des ventes. Dans le cas où ce risque n'est pas transféré, bien que les créances soient juridiquement cédées, elles demeurent incluses dans les créances clients de l'Automobile.

18. – Autres actifs courants.

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Charges diverses constatées d'avance	148	120	183
Créances fiscales	910	874	861
Autres créances	717	1 160	1 008
Dérivés sur opérations initiées à des fins d'exploitation (1) (note 27)	268	259	346
Total	2 043	2 413	2 398

Dont valeur brute	2 062	2 437	2 430
Dont dépréciation	-19	-24	-32

(1) Dont dérivés sur opérations de financement du Financement des Ventes pour 186 M€ en 2006 (177 M€ en 2005 et 346 M€ en 2004).

19. – Capitaux propres.

A. Capital social. — Le nombre total d'actions ordinaires émises et intégralement libérées au 31 décembre 2006 est de 284 937 milliers d'actions avec une valeur nominale de 3,81 € par action (nombre d'actions et valeur nominale identiques au 31 décembre 2005 et au 31 décembre 2004).
Les actions d'autocontrôle ne donnent pas droit à dividende. Elles représentent 2,70% du capital de Renault au 31 décembre 2006 (3,35% au 31 décembre 2005 et 3,82% au 31 décembre 2004).

B. Titres d'autocontrôle. — En application des dispositions adoptées lors des assemblées générales, le conseil d'administration a décidé d'affecter les actions détenues par Renault intégralement aux plans d'options d'achat et de souscription d'actions en cours consentis aux cadres et dirigeants du Groupe.

	31/12/2006	31/12/2005	31/12/2004
Valeur des titres d'autocontrôle (en millions d'euros)	373	456	508
Nombre de titres d'autocontrôle	7 681 580	9 539 964	10 880 990

C. Distributions. — L'assemblée générale mixte des actionnaires du 4 mai 2006 a décidé une distribution de dividendes de 2,40 euros par action, soit 664 M€ (1,80 € par action en 2005, soit 494 M€).
Compte tenu de l'élimination des dividendes reçus par Nissan à hauteur de la quote-part de détention de Nissan par Renault, la distribution de dividendes comptabilisée dans les capitaux propres s'élève à 617 M€ en 2006 (459 M€ en 2005 et 357 M€ en 2004).
Une distribution de dividendes de 3,10 euros par action, soit 859 M€, sera proposée à l'assemblée générale mixte des actionnaires du 2 mai 2007.

D. Ecart de conversion. — La variation de l'écart de conversion constatée sur la période s'analyse comme suit :

(En millions d'euros)	2006	2005	2004
Ecart de conversion constaté sur la valeur de la participation dans Nissan (note 13-C)	-1 193	622	-337
Effet net d'impôts des opérations de couverture partielle de l'investissement dans Nissan (note 13-G)	351	-10	74
Total de l'écart de conversion relatif à Nissan	-842	612	-263
Autres variations de l'écart de conversion	17	166	47
Variation totale de l'écart de conversion	-825	778	-216

L'effet de conversion des comptes de Nissan, après prise en compte des opérations de couverture partielle de la part des capitaux propres de Nissan exprimée en yens, se rapporte pour l'essentiel à la conversion des capitaux propres des filiales nord-américaines et mexicaines de Nissan.

E. Plans d'options et d'attribution d'actions gratuites. — Le conseil d'administration attribue périodiquement depuis octobre 1996 aux cadres et dirigeants du Groupe des options d'achat d'actions et des options de souscription d'actions à des conditions de prix et de délai d'exercice propres à chaque attribution.
En 2006 ont été attribués au titre de Renault Contrat 2009 un plan de souscription d'actions et un plan d'attribution d'actions gratuites, et deux plans de souscription d'actions au titre de l'année 2006 et de l'année 2007. Par rapport aux plans précédemment mis en place, ils intègrent des critères de conditions de performance qui déterminent le nombre d'options ou d'actions gratuites accordées aux bénéficiaires.
Variation du nombre d'options sur actions détenues par les membres du personnel :

	2006			2005		
	Quantité	Prix d'exercice moyen pondéré (en euros)	Cours moyen pondéré de l'action aux dates d'attributions et de levées (en euros)	Quantité	Prix d'exercice moyen pondéré (en euros)	Cours moyen pondéré de l'action aux dates d'attributions et de levées (en euros)
Restant à lever au 1er janvier	13 299 707	54		12 985 340	51	
Attribuées	5 096 400	89	88	1 631 093	73	72
Levées	-1 856 473	46	86	-1 302 726	41	71
Perdues				-14 000	52	69
Restant à lever au 31 décembre	16 539 634	66		13 299 707	54	

Options et droits d'attribution d'actions gratuites restant en circulation au 31 décembre 2006 :

N° de plan	Type de plan	Date d'attribution	Prix d'exercice (en euros)	Options restant à lever	Période d'exercice
Plan 1	Options d'achat	22/10/1996	17,57	0	23/10/1999 – 21/10/2006
Plan 2	Options d'achat	28/10/1997	24,89	48 322	29/10/2002 – 27/10/2007
Plan 3	Options d'achat	27/10/1998	32,13	444 251	28/10/2003 – 26/10/2008
Plan 4	Options d'achat	16/03/1999	40,82	220 000	17/03/2004 – 15/03/2009
Plan 5	Options d'achat	19/10/1999	50,94	548 930	20/10/2004 – 18/10/2009
Plan 6	Options d'achat	07/09/2000 et 24/10/2000	49,27 49,57	854 316	08/09/2005 – 06/09/2010 25/10/2005 – 23/10/2010
Plan 7	Options d'achat	18/12/2001	48,97	1 658 972	19/12/2006 – 17/12/2011
Plan 8	Options d'achat	05/09/2002	49,21	1 985 700	06/09/2007 – 04/09/2012
Plan 9	Options d'achat	08/09/2003	53,36	1 912 000	09/09/2007 – 07/09/2011
Plan 10	Options de souscription	14/09/2004	66,03	2 139 650	15/09/2008 – 13/09/2012
Plan 11	Options de souscription	13/09/2005	72,98	1 631 093	14/09/2009 – 12/09/2013
Plan 12	Options de souscription	04/05/2006 et 12/05/2006 et 30/06/2006	87,98	1 674 700	05/05/2010 – 05/05/2014
Plan 13	Options de souscription	04/05/2006 et 12/05/2006 et 17/07/2006	87,98	2 741 700	05/05/2010 – 05/05/2014
Plan 13 bis	Actions gratuites	12/05/2006 et 17/07/2006		1 379 000	05/05/2012 (1)
Plan 14 (2)	Options de souscription	05/12/2006	93,86	680 000	06/12/2010 – 04/12/2014

(1) Les actions gratuites seront livrées le 5 mai 2010 aux salariés, qui devront les conserver au moins deux ans avant de les vendre.

(2) Sur le plan n°14, 680 000 options ont été attribuées au 31 décembre 2006 sur un total autorisé par l'assemblée générale des actionnaires de 1 843 300.

F. Paiements fondés sur des actions. — Les paiements fondés sur des actions ne concernent que des plans de stock-options et d'attribution d'actions gratuites consentis au personnel.

Valorisation des plans. — Les options attribuées au titre de ces plans ne sont acquises qu'après une période fixée à 5 ans pour les plans n° 1 à 8, et à 4 ans pour les plans n° 9 à 14. Pour les plans d'options, la période d'exercice suivant la période d'acquisition s'étale sur 5 ans pour les plans n° 1 à 8 et sur 4 ans pour les plans n° 9 à 14. Par ailleurs, la perte du bénéfice des options ou droits d'attribution d'actions gratuites est conforme aux dispositions réglementaires, avec perte totale en cas de démission, et décision au cas par cas pour les départs à l'initiative de l'entreprise.
Le modèle de valorisation retenu est un modèle mathématique de type binomial adapté pour lequel est anticipé un exercice des options ou droits d'attribution réparti linéairement sur la période d'exercice. La volatilité retenue est une volatilité implicite à la date d'attribution. Le dividende utilisé est déterminé sur la base du plan de versement de dividendes annoncé dans le cadre de Renault Contrat 2009.
Ces plans ont été valorisés comme suit :

N° de plan	Valorisation initiale (en milliers d'euros)	Juste valeur unitaire	Charge 2006 (en millions d'euros)	Charge 2005 (en millions d'euros)	Charge 2004 (en millions d'euros)	Prix de l'action à date d'attribution (en euros)	Volatilité	Taux d'intérêt	Prix d'exercice (en euros)	Durée (1)	Dividende par action (en euros)
Plan 9	32 820	18,15	-8	-8	-8	55,40	33,0%	3,79%	53,36	4-8 ans	1,15
Plan 10	39 870	19,75	-9	-9	-3	69,05	27,0%	3,71%	66,03	4-8 ans	1,40
Plan 11	22 480	14,65	-8	-1		72,45	23,5%	2,68%	72,98	4-8 ans	1,80
Plan 12 (2)	17 324	15,42	-3			87,05	28,1%	3,90%	87,98	4-8 ans	2,40 – 4,50
Plan 13 (2)	36 634	15,59	-5			87,82	27,2%	3,85%	87,98	4-8 ans	2,40 – 4,50
Plan 13 bis (2)	74 666	69,86	-8			83,71	N/A	3,83%	N/A	N/A	2,40 – 4,50

Plan 14	8 465	12,45				89,90	26,4%	3,63%	93,86	4-8 ans	2,40 – 4,50
Total	232 259		-41	-18	-11						

(1) Période d'indisponibilité fiscale.

(2) Pour ces plans, les options ou droits d'attribution d'actions gratuites ont été accordés à différentes dates. Le cas échéant, les informations fournies correspondent à des moyennes pondérées selon les quantités allouées par date d'attribution.

20. – Provisions.

A. Provisions au 31 décembre :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Provisions - hors engagements de retraite et assimilés	1 743	2 093	2 221
Dont provisions pour coûts de restructuration et mesures d'adaptation des effectifs	445	435	580
Dont provisions pour garantie	735	945	738
Dont provisions pour risques fiscaux et litiges	222	237	348
Dont autres provisions	341	476	555
Provisions pour engagements de retraite et assimilés	942	925	855
Total provisions	2 685	3 018	3 076
Part à plus d'un an	1 632	1 754	2 166
Part à moins d'un an	1 053	1 264	910

Chacun des litiges connus dans lesquels Renault ou des sociétés du Groupe sont impliqués fait l'objet d'un examen à la date d'arrêté des comptes. Après avis des conseils juridiques, les provisions jugées nécessaires sont, le cas échéant, constituées pour couvrir les risques estimés.

B. Evolution des provisions hors engagements de retraite et assimilés :

(En millions d'euros)	Coûts de restructuration	Garantie	Risques fiscaux et litiges	Autres	Total
Au 31 décembre 2004	580	738	348	555	2 221
Dotations de provisions	40	828	90	260	1 218
Reprises de provisions pour consommation	-179	-648	-141	-148	-1 116
Reprises reliquats de provisions non consommées	-6		-71	-113	-190
Mouvements de périmètre		7		2	9
Ecarts de conversion et autres mouvements		20	11	-80	-49
Au 31 décembre 2005	435	945	237	476	2 093
Dotations de provisions	187	649	89	128	1 053
Reprises de provisions pour consommation	-178	-817	-65	-134	-1 194
Reprises reliquats de provisions non consommées	-22	-48	-32	-76	-178
Mouvements de périmètre			1	-4	-3
Ecarts de conversion et autres mouvements	23	6	-8	-49	-28
Au 31 décembre 2006	445	735	222	341	1 743

Les reprises de provisions non consommées s'expliquent notamment par la révision des hypothèses retenues lors de leur estimation à l'origine.
Au 31 décembre 2006, les autres provisions comprennent 81 M€ de provisions constituées dans le cadre de l'application de réglementations liées à l'environnement (115 M€ au 31 décembre 2005). Ces provisions concernent essentiellement les frais de dépollution de terrains industriels dont la cession est prévue (notamment à Boulogne Billancourt) et les frais liés à la directive européenne relative aux véhicules hors d'usage (note 31-B1). Elles ont fait l'objet en 2006 de 8 M€ de dotation et de 36 M€ de reprise sans consommation.
Les émissions de gaz à effet de serre étant inférieures aux quotas qui lui ont été attribués, le Groupe n'a enregistré aucune provision à ce titre au 31 décembre 2006.

C. Provisions pour engagements de retraite et autres avantages du personnel à long terme :
C.1. Définition des régimes : Les engagements de retraite et autres avantages du personnel à long terme concernent essentiellement des salariés en activité. Les régimes dont ils bénéficient sont soit des régimes à cotisations définies, soit des régimes à prestations définies.

Régimes à cotisations définies. — Le Groupe verse, selon les lois et usages de chaque pays, des cotisations assises sur les salaires à des organismes nationaux chargés des régimes de retraite et de prévoyance. Il n'existe aucun passif actuariel à ce titre.
Les régimes à cotisations définies représentent une charge de l'ordre de 500 M€ en 2006 et en 2005.

Régimes à prestations définies. — Ces régimes donnent lieu à constitution de provisions et concernent essentiellement les indemnités de départ à la retraite, auxquelles se rajoutent :
— d'autres engagements de retraite et compléments de retraite ;
— les autres avantages long terme, soit principalement les médailles du travail et le capital temps ;
— les régimes de couverture de frais médicaux.
Les régimes à prestations définies sont parfois couverts par des fonds, qui sont évalués chaque année sur la base de leur valeur de marché. La valeur de ces fonds, lorsqu'ils existent, est déduite du passif. L'exposition du Groupe aux variations de valeur de ces fonds est faible du fait des montants concernés (363 M€ au 31 décembre 2006).

C.2. Hypothèses actuarielles : Les principales hypothèses actuarielles utilisées pour les sociétés françaises, pays dans lequel le Groupe a l'essentiel de ses engagements, sont les suivantes :

Age de départ à la retraite	60 à 65 ans
Évolution des salaires	3%
Taux d'actualisation financière (1)	4,4%

(1) Le taux majoritairement utilisé pour valoriser les engagements du Groupe en France est de 4,4% (4,0% en 2005). Il varie cependant d'une société à l'autre en fonction de l'échéance des engagements.

C.3. Tableau récapitulatif :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Valeur actualisée des engagements	1 507	1 287	1 097
Juste valeur des fonds investis	-363	-247	-230
Ecarts actuariels relatifs aux engagements	-242	-138	-30
Ecarts actuariels relatifs aux fonds investis	27	8	

C.4. Provisions au 31 décembre :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Sociétés françaises	766	757	707
Sociétés étrangères	176	168	148
Total	942	925	855

C.5. Variation des provisions au cours de l'exercice :

(En millions d'euros)	Engagements	Fonds investis	Engagements nets des fonds investis	Ecarts actuariels non comptabilisés	Coût des services passés non comptabilisés	Provision au bilan
Solde au 31 décembre 2005	1 287	-247	1 040	-130	15	925
Charge nette de l'exercice 2006 (note 20-C6)	131	-15	116		-2	114
Prestations payées et contributions versées aux fonds	-63	-28	-91			-91
Ecarts actuariels non comptabilisés	102	-19	83	-83		
Coût des services passés non comptabilisés						
Ecart de conversion	2	-3	-1			-1
Variations de périmètre et autres	48	-51	-3	-2		-5
Solde au 31 décembre 2006	1 507	-363	1 144	-215	13	942

La variation des écarts actuariels de 2006 est principalement due aux sociétés françaises, et s'explique notamment par la loi de financement 2007 de la sécurité sociale, parue au Journal Officiel le 22 décembre 2006, ayant pour conséquence, selon certaines conditions, la soumission à charges sociales de l'indemnité de départ à la retraite lorsque ce départ est à l'initiative du salarié. Le Groupe n'a pas modifié ses modalités de gestion des fins de carrière mais a pris en compte les effets de cette loi sur les paramètres actuariels.

C.6. Charge nette de l'exercice :

(En millions d'euros)	2006	2005	2004
Coût des services rendus	86	97	65
Coût de désactualisation	43	40	41
Rentabilité attendue des actifs du régime	-15	-6	-9
Charge nette de l'exercice	114	131	97

C.7. Comparaison de la valeur des engagements avec les provisions constituées :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Valeur actuarielle des engagements non couverts par des fonds	1 021	944	799
Valeur actuarielle des engagements couverts par des fonds	486	343	298
Valeur des fonds investis (note 20-C5)	-363	-247	-230
Engagements nets des fonds investis	1 144	1 040	867
Gains / (pertes) actuariels non comptabilisés	-215	-130	-30
Coût des services passés non comptabilisés	13	15	18
Provisions pour engagements de retraite et assimilés	942	925	855

C.8. Détail des fonds investis :

(En millions d'euros)	31/12/2006	31/12/2005
Actions	229	176
Obligations	126	58
Autres	8	13
Total des fonds investis	363	247

A ce jour, notre meilleure estimation des contributions à verser aux fonds en 2007 est de 20 M€.

21. – Autres passifs courants.

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Dettes fiscales (hors impôts courants)	496	431	642
Dettes sociales	1 505	1 403	1 410
Dettes diverses	3 894	3 984	3 720
Produits différés	414	276	272
Dérivés sur opérations initiées à des fins d'exploitation (note 27)	30	13	
Total	6 339	6 107	6 044

6.4. Actifs et passifs financiers :

22. – Actifs financiers.

(En millions d'euros)	31/12/2006		31/12/2005		31/12/2004	
	Non courant	Courant	Non courant	Courant	Non courant	Courant
Titres de participations non contrôlées	36		100		234	
Autres valeurs mobilières	1	312	1	469	36	404
Prêts	78	1 575	87	1 141	107	888
Dérivés actifs sur opérations de financement de l'Automobile (note 27)	448	342	389	261	319	106

Total	563	2 229	577	1 871	696	1 398
Dont valeur brute	600	2 230	625	1 872	768	1 407
Dont dépréciation	-37	-1	-48	-1	-72	-9

Les titres de participations non contrôlées sont considérés comme des instruments disponibles à la vente.
La part courante des autres valeurs mobilières correspond aux valeurs mobilières qui ne peuvent être qualifiées d'équivalents de trésorerie. Au 31 décembre 2006, elle comprend des instruments détenus à des fins de transactions et des instruments disponibles à la vente pour respectivement 138 M€ et 174 M€ (contre respectivement 190 et 279 M€ au 31 décembre 2005). La variation de la part courante des autres valeurs mobilières disponibles à la vente est principalement liée à la cession des titres Scania sur l'exercice 2006.
Les prêts sont essentiellement constitués de placements des excédents de trésorerie de l'Automobile auprès d'établissements financiers.

23. – Trésorerie et équivalents de trésorerie.

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Equivalents de trésorerie	1 694	2 550	127
Comptes courants bancaires et disponibilités	4 316	3 601	5 394
Total	6 010	6 151	5 521

24. – Passifs financiers, dettes de financement des ventes.

A. Ventilation par nature :

(En millions d'euros)	31/12/2006			31/12/2005			31/12/2004		
	Non courant	Courant	Total	Non courant	Courant	Total	Non courant	Courant	Total
Titres participatifs Renault SA	749		749	718		718	447		447
Emprunts obligataires	3 575	618	4 193	3 415	1 084	4 499	4 140	493	4 633
Autres dettes représentées par un titre					46	46		48	48
Emprunts auprès des établissements de crédit	346	1 508	1 854	1 063	584	1 647	524	858	1 382
Autres dettes porteuses d'intérêts	310	1 397	1 707	267	626	893	205	1 008	1 213
Passifs financiers de l'Automobile hors dérivés	4 980	3 523	8 503	5 463	2 340	7 803	5 316	2 407	7 723
Dérivés passifs sur opérations de financement de l'Automobile	179	192	371	171	207	378	73	40	113
Passifs financiers de l'Automobile (note 24-B1)	5 159	3 715	8 874	5 634	2 547	8 181	5 389	2 447	7 836
Titres participatifs DIAC	19		19	15		15	15		15
Emprunts obligataires		2 989	2 989		3 866	3 866		4 938	4 938
Autres dettes représentées par un titre	252	13 581	13 833	252	13 655	13 907		11 433	11 433
Emprunts auprès des établissements de crédit		4 401	4 401		4 652	4 652		3 952	3 952
Autres dettes porteuses d'intérêts		124	124		75	75		47	47
Passifs financiers et dettes du financement des ventes hors dérivés	271	21 095	21 366	267	22 248	22 515	15	20 370	20 385
Dérivés passifs sur opérations de financement du Financement des ventes		117	117		179	179		259	259
Dettes et passifs financiers du Financement des ventes (note 24-B2)	271	21 212	21 483	267	22 427	22 694	15	20 629	20 644
Total des dettes du Financement des ventes et des passifs financiers	5 430	24 927	30 357	5 901	24 974	30 875	5 404	23 076	28 480

Titres participatifs. — Les titres participatifs émis en octobre 1983 et en avril 1984 par Renault SA sont des titres perpétuels subordonnés. Ils font l'objet d'une rémunération annuelle d'un minimum de 9%, composée d'une partie fixe égale à 6,75% et d'une partie variable, fonction de l'évolution du chiffre d'affaires consolidé, calculée à structure et méthodes de consolidation identiques. La rémunération de 17 M€ au titre de 2006 (17 M€ en 2005 et 24 M€ en 2004) figure dans les charges d'intérêts. Ces titres sont cotés à la Bourse de Paris. La cotation du titre d'une valeur nominale de 153 euros a

varié du 31 décembre 2005 au 31 décembre 2006 de 900,5 euros à 940 euros conduisant à un ajustement de la juste valeur des titres participatifs de 31 M€ constaté en autres charges financières (note 8-B).
La rémunération des titres participatifs émis en 1985 par Diac comprend une partie fixe égale au TAM (Taux Annuel Monétaire) et une partie variable obtenue en appliquant à 40% du TAM le taux de progression du résultat net consolidé du sous-groupe Diac de l'exercice par rapport à celui de l'exercice précédent.

Evolution des emprunts obligataires. — En 2006, Renault SA a procédé au remboursement d'emprunts obligataires émis en 1999, 2001 et 2003 pour un montant total de 928 M€ et a émis trois nouveaux emprunts obligataires d'échéance 2011, 2013 et 2014 pour un montant total de 851 M€.
Par ailleurs, RCI Banque a procédé en 2006 au remboursement d'emprunts obligataires pour un montant total de 874 M€ et a émis deux nouveaux emprunts obligataires d'échéance 2007 et 2008 pour un montant de 18 millions d'euros.

Lignes de crédit. — Au 31 décembre 2006, le groupe Renault dispose de lignes de crédit ouvertes pour une contre-valeur de 10 442 M€ (10 895 M€ au 31 décembre 2005) en diverses monnaies auprès des banques, à des échéances s'échelonnant jusqu'en 2011. La part à court terme de ces lignes de crédit ouvertes s'élève à 3 442 M€ au 31 décembre 2006 (2 848 M€ au 31 décembre 2005). Ces lignes de crédit étaient utilisées à hauteur de 48 M€ au 31 décembre 2006 (262 M€ au 31 décembre 2005).

B. Ventilation par échéance :
B.1. Passifs financiers de l'Automobile :

(En millions d'euros)	31/12/2006						
	Total	- 1 an	1 à 2 ans	2 à 3 ans	3 à 4 ans	4 à 5 ans	+ 5 ans
Emprunts obligataires émis par Renault SA (par date d'émission) :							
2000	500	500					
2002	1 014			1 014			
2003	1 228		388		771		69
2004	365	80		235		50	
2005	224				160		64
2006	831					318	513
Intérêts courus, frais et primes	31	38		-2	-2		-3
Total emprunts obligataires	4 193	618	388	1 247	929	368	643
Autres dettes représentées par un titre							
Emprunts auprès des établissements de crédit	1 854	1 508	171	105	6	8	56
Autres dettes porteuses d'intérêts	1 707	1 397	85	13	19	25	168
Total	7 754	3 523	644	1 365	954	401	867
Titres participatifs	749						
Dérivés passifs sur opérations de financement	371						
Total passifs financiers	8 874						

B.2. Passifs financiers du Financement des ventes et dettes de financement des ventes :

(En millions d'euros)	31/12/2006						
	Total	- 1 an	1 à 2 ans	2 à 3 ans	3 à 4 ans	4 à 5 ans	+ 5 ans
Emprunts obligataires émis par RCI Banque (par date d'émission) :							
1997	237			237			
2002	675		675				
2003	962		962				
2004	1 057			1 057			
2006	18	10	8				

Intérêts courus, frais et primes	40	49	-7	-2			
Total	2 989	59	1 638	1 292			
Autres dettes représentées par un titre	13 833	7 814	1 496	447	1 312	2 468	296
Emprunts auprès des établissements de crédit	4 401	2 543	638	448	298	464	10
Autres dettes porteuses d'intérêts	124	124					
Total	21 347	10 540	3 772	2 187	1 610	2 932	306
Titres participatifs	19						
Dérivés passifs sur opérations de financement	117						
Total passifs financiers, dettes de financement des ventes	21 483						

C. Ventilation par devise :

(En millions d'euros)	31/12/2006		31/12/2005		31/12/2004	
	Avant dérivés	Après dérivés	Avant dérivés	Après dérivés	Avant dérivés	Après dérivés
Euro	25 733	24 258	26 559	24 565	25 269	22 999
Yen	1 078	2 507	1 527	3 321	1 318	3 369
Autres devises	3 058	3 104	2 232	2 432	1 521	1 740
Total passifs financiers, dettes de financement des ventes (hors dérivés)	29 869	29 869	30 318	30 318	28 108	28 108

D. Ventilation par taux :
— Taux d'intérêts effectifs du Groupe :

(En millions d'euros)	31/12/2006			31/12/2005		
	Solde (1)	Taux d'intérêts effectifs		Solde (1)	Taux d'intérêts effectifs	
		Avant dérivés	Après dérivés		Avant dérivés	Après dérivés
1996				307	6,61	2,55
1997	237	6,48	3,84	234	6,55	2,60
1998						
1999				500	5,29	1,96
2000	500	6,53	2,88	500	6,53	2,88
2001				601	1,96	1,96
2002	1 689	5,48	5,61	1 717	5,16	4,58
2003	2 190	3,92	3,09	2 665	3,56	2,79
2004	1 422	3,79	3,72	1 497	2,68	2,42
2005	224	1,29	1,29	252	1,29	1,29
2006	849	3,70	3,46			
Intérêts courus, frais et primes	71			92		
Total emprunts obligataires émis par Renault SA et RCI Banque (par date d'émission)	7 182	4,42	3,81	8 365	4,03	2,93
Autres dettes représentées par un titre	13 833	3,88	3,89	13 953	2,63	2,70
Emprunts auprès des établissements de crédit	6 255	3,99	4,03	6 299	3,04	3,25
Autres dettes porteuses d'intérêts	1 831	4,56	4,56	968	5,22	5,22
Titres participatifs	768	13,51	13,51	733	13,27	13,27
Total passifs financiers, dettes de financement des ventes (hors dérivés)	29 869	4,32	4,19	30 318	3,22	3,32

(1) Hors dérivés passifs sur opérations de financement.

— Ventilation taux fixe/taux variable :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
	Après dérivés	Après dérivés	Après dérivés
Taux fixe	13 322	10 656	10 757
Taux variable	16 547	19 662	17 351
Total passifs financiers, dettes de financement des ventes (hors dérivés)	29 869	30 318	28 108

25. – Gestion des risques financiers.

A. Risque de change. — L'Automobile est exposée au risque de change dans le cadre de ses activités industrielles et commerciales. Ces risques sont suivis et centralisés au niveau de la direction de la trésorerie et des financements de Renault.
Renault a pour politique de ne généralement pas couvrir ses flux d'exploitation en devises.
En revanche, les flux de financement en devises étrangères des filiales, lorsqu'ils sont effectués par Renault SA, font l'objet d'une couverture dans les mêmes devises.
Les investissements en fonds propres ne font pas l'objet de couvertures de change à l'exception de la part en yens des capitaux propres de Nissan, pour un montant de 780 milliards de yens au 31 décembre 2006 (note 13-G).
Par ailleurs, la filiale Renault Finance peut effectuer pour son compte propre des opérations non liées aux flux d'exploitation. Cette activité est destinée principalement à maintenir l'expertise du Groupe sur les marchés financiers et n'a pas d'impact significatif sur les résultats consolidés de Renault.
Le Financement des ventes présente une faible exposition au risque de change, du fait d'une politique de refinancement de ses filiales dans leur propre devise.

B. Risque de taux. — L'exposition au risque de taux du groupe Renault porte essentiellement sur l'activité de financement des ventes exercée par RCI Banque et ses filiales. Les crédits à la clientèle sont généralement consentis à taux fixe et pour des durées comprises entre 12 et 72 mois.
Le suivi du risque de taux s'opère selon une méthodologie commune à l'ensemble du groupe RCI pour permettre une gestion globale du risque de taux sur le périmètre consolidé. Cette exposition est suivie quotidiennement et fait l'objet d'une couverture systématique. L'objectif de chaque filiale est de couvrir tout risque de taux afin de protéger sa marge commerciale.
La politique de gestion du risque de taux pour l'Automobile s'appuie sur deux principes : le financement des investissements à long terme s'effectue à taux fixe, la constitution des réserves de liquidité à taux variable. Par ailleurs, les financements en yen mis en place dans le cadre des opérations de couverture des capitaux propres de Nissan sont réalisés à taux fixe sur des durées allant de 1 mois à 7 ans.
Par ailleurs, Renault Finance effectue pour son compte propre des opérations de taux d'intérêt, dans le cadre de limites de risques strictement définies. Cette activité d'arbitrage n'a pas d'impact significatif sur les résultats consolidés de Renault.

C. Risque de contrepartie. — Dans ses opérations sur les marchés financiers et bancaires, le Groupe ne travaille qu'avec des contreparties bancaires de premier plan et n'est soumis à aucune concentration significative de risque.
La gestion du risque de contrepartie des différentes entités du Groupe s'appuie sur un système de notation qui prend principalement en compte leur rating à long terme et leur niveau de fonds propres. Les sociétés du Groupe qui sont soumises à une exposition significative font l'objet d'un suivi quotidien du respect des autorisations de limites selon des procédures précises de contrôle interne.

D. Risque de liquidité. — Le financement du Groupe est assuré par le recours aux marchés de capitaux sous la forme :
— de ressources à long terme (émissions obligataires, placements privés,...) ;
— de dettes bancaires ou émissions de créances à court terme ;
— d'un programme de titrisation de créances mis en place par RCI Banque.
Ces financements sont sécurisés par des accords de crédit confirmés « evergreen » ou renouvelables. La documentation de ces lignes de crédit confirmées ne contient aucune clause pouvant remettre en cause le maintien du crédit en raison de la qualité de la signature de Renault.
Dans ce contexte, RCI Banque dispose à tout moment de ressources financières suffisantes pour assurer la continuité de son activité sans recours à l'Automobile dans le cadre de normes internes strictes.

E. Risque matières premières. — La direction des achats de Renault couvre en partie son risque matières premières à l'aide d'instruments financiers, tels que des achats de contrats à terme, des achats d'options d'achat et des achats de tunnels. Ces couvertures sont liées à des opérations physiques d'achat pour les besoins des usines concernées. Elles sont contraintes par des limitations en volume et temporelles. Le Groupe ne prend aucune position spéculative sur les métaux.
Au 31 décembre 2006, les opérations de couvertures de matières premières en cours concernent certains achats d'aluminium, de cuivre et de platine. A ce jour, ces transactions ne sont pas qualifiées comptablement de couvertures et la variation de leur juste valeur est par conséquent reconnue en compte de résultat dans la marge opérationnelle.

26. – Juste valeur des instruments financiers.

Les montants inscrits au bilan et les justes valeurs estimées des instruments financiers du Groupe sont les suivants :

(En millions d'euros)	31/12/2006		31/12/2005		31/12/2004	
	Valeur au bilan	Juste valeur	Valeur au bilan	Juste valeur	Valeur au bilan	Juste valeur
Actifs :						

Actifs financiers non courants	563	559	577	573	696	687
Créances de financement des ventes	20 360	20 329	20 700	20 820	19 807	19 898
Créances clients de l'Automobile	2 102	2 102	2 055	2 055	1 878	1 878
Actifs financiers courants	2 229	2 229	1 871	1 871	1 398	1 398
Passifs :						
Passifs financiers non courants	5 430	5 525	5 901	6 098	5 404	5 737
Passifs financiers courants	3 715	3 692	2 547	2 518	2 447	2 372
Dettes de financement des ventes	21 212	21 296	22 427	22 504	20 629	20 740
Fournisseurs	7 384	7 384	7 788	7 788	7 234	7 234

Les justes valeurs estimées ont été déterminées en utilisant les informations disponibles sur les marchés et les méthodes d'évaluation appropriées selon les types d'instruments. Toutefois, les méthodes et hypothèses retenues sont par nature théoriques, et une part importante de jugement intervient dans l'interprétation des données du marché. L'utilisation d'hypothèses différentes et/ou de méthodes d'évaluation différentes pourrait avoir un effet significatif sur les valeurs estimées.
Les justes valeurs ont été déterminées sur la base des informations disponibles à la date de clôture de chaque exercice, et ne prennent donc pas en compte l'effet des variations ultérieures.
En règle générale, quand l'instrument financier est coté sur un marché actif et liquide, le dernier cours coté est utilisé pour calculer la valeur de marché. Pour les instruments non cotés, la valeur de marché est déterminée à partir de modèles de valorisation reconnus qui utilisent des paramètres de marché observables. Si Renault ne dispose pas des outils de valorisation, notamment pour les produits complexes, les valorisations sont obtenues auprès d'établissements financiers de premier plan.
Les principales hypothèses et méthodes d'évaluation retenues sont les suivantes :
— Valeurs mobilières : les justes valeurs des titres sont déterminées principalement par référence aux prix du marché.
— Prêts : pour les prêts à moins de trois mois à l'origine et les prêts à taux variable, la valeur inscrite au bilan est considérée comme la juste valeur. Les autres prêts à taux fixe ont été estimés en actualisant les flux futurs aux taux proposés à Renault au 31 décembre 2006 et au 31 décembre 2005 pour des prêts de conditions et échéances similaires.
— Créances de financement des ventes : les créances de financement des ventes à taux fixe ont été estimées en actualisant les flux futurs au taux auquel des prêts similaires (conditions, échéance et qualité du débiteur) seraient accordés au 31 décembre 2006 et au 31 décembre 2005.
— Passifs financiers, dettes de financement des ventes : la juste valeur a été déterminée par l'actualisation des flux futurs aux taux proposés à Renault au 31 décembre 2006 et au 31 décembre 2005 pour des emprunts de conditions et échéances similaires. Pour les dettes de financement des ventes, représentées par des titres avec une durée à l'émission inférieure à 90 jours, la valeur au bilan a été reprise comme juste valeur.

27. – Juste valeur des dérivés.

La juste valeur des dérivés correspond à leur valeur au bilan.

(En millions d'euros)	31/12/2006				31/12/2005				31/12/2004			
	Actif		Passif		Actif		Passif		Actif		Passif	
	Non courant	Courant	Non courant	Courant	Non courant	Courant	Non courant	Courant	Non courant	Courant	Non courant	Courant
Couverture de juste valeur										1		1
Couverture de l'investissement net dans Nissan	193	139			103	53			165	22		
Dérivés non qualifiés de couverture		104		90		85		87		51	2	36
Total risque de change sur opérations de financement	193	243		90	103	138		87	165	74	2	37
Couverture de flux de trésorerie	25	123	5	57	25	23	12	109	3	28	19	178
Couverture de juste valeur	29	8	7	12	53	61	13	16	31	242	19	6
Dérivés non qualifiés de couverture	201	154	167	150	208	216	146	174	120	108	33	78
Total risque de taux	255	285	179	219	286	300	171	299	154	378	71	262
Total dérivés sur opérations de financement (1)	448	528	179	309	389	438	171	386	319	452	73	299

(1) Les dérivés actifs courants sur opérations de financement sont classés en actifs financiers courants pour 342 M€ en 2006 (261 M€ en 2005 et 106 M€ en 2004) et en autres actifs courants pour 186 M€ (177 M€ en 2005 et 346 M€ en 2004).

(En millions d'euros)	31/12/2006				31/12/2005				31/12/2004			
	Actif		Passif		Actif		Passif		Actif		Passif	
	Non courant	Courant	Non courant	Courant	Non courant	Courant	Non courant	Courant	Non courant	Courant	Non courant	Courant
Couverture de juste valeur								6				
Total risque de change sur opérations initiées à des fins d'exploitation				0				6				
Dérivés non qualifiés de couverture		82		30		82		7				
Total risque matières premières		82		30		82		7				
Total dérivés sur opérations initiées à des fins d'exploitation		82		30		82		13				

Renault Finance, filiale spécialisée du groupe Renault assure les placements interbancaires de l'Automobile. Elle est, par ailleurs, la contrepartie du groupe Nissan en ce qui concerne la négociation d'instruments dérivés à des fins de couverture des risques de change, taux et matières premières.
Les justes valeurs des instruments dérivés qui apparaissent à l'actif et au passif du bilan consolidé du Groupe sont principalement liées à Renault Finance au titre de son activité pour compte propre et de ses transactions avec Nissan.

28. – Echéancier des dérivés.

(En millions d'euros)	31/12/2006				31/12/2005				31/12/2004			
	Nominal	- 1 an	1 à 5 ans	+ 5 ans	Nominal	- 1 an	1 à 5 ans	+ 5 ans	Nominal	- 1 an	1 à 5 ans	+ 5 ans
Dérivés sur opérations de financement												
Risque de change:												
Swap devises - achats	2 438	669	1 715	54	2 488	840	1 597	51	3 022	534	1 712	776
Swap devises - ventes	2 357	555	1 748	54	2 640	893	1 696	51	2 842	519	1 580	743
Achats à terme	11 508	11 508			12 991	12 991			14 456	14 456		
Ventes à terme	11 461	11 461			12 983	12 983			14 428	14 428		
Risque de taux:												
Swap de taux	67 947	25 264	41 780	903	69 558	21 260	47 723	575	63 564	22 913	37 343	3 308
Fra	3 914	3 698	216									
Autres instruments de gestion du risque de taux					517	292	225					
Dérivés sur opérations initiées à des fins d'exploitation												
Risque de change												
Achats à terme					106	104	2					
Risque matières premières:												
Achats à terme	177	177			222	111	111					
Ventes à terme	229	229			118	59	59					

6.5. Flux de trésorerie et autres informations :

29. – Flux de trésorerie.

A. Autres produits et charges non réalisés :

(En millions d'euros)	2006	2005	2004
Dotations nettes relatives aux provisions à plus d'un an	367	210	220

Effets nets du non recouvrement des créances de financement des ventes	14	167	155
Profits nets sur cessions d'éléments d'actifs	-188	-194	-104
Résultat du rachat des titres participatifs			121
Evolution de la juste valeur des titres participatifs	34	271	170
Evolution de la juste valeur des autres instruments financiers	40	-93	30
Impôts différés	-86	26	95
Autres	12	6	61
Autres produits et charges non réalisés	193	393	748

B. Variation du besoin en fonds de roulement :

(En millions d'euros)	2006	2005	2004
Diminution / (augmentation) des stocks nets	656	-496	-116
Diminution / (augmentation) des clients de l'Automobile	51	-88	161
Diminution / (augmentation) des autres actifs	190	-256	59
Augmentation / (diminution) des fournisseurs	-522	364	53
Augmentation / (diminution) des autres passifs	-684	-127	270
Variation du besoin en fonds de roulement	-309	-603	427

C. Flux de trésorerie liés aux investissements :

(En millions d'euros)	2006	2005	2004
Acquisitions d'immobilisations incorporelles (note 11-B)	-1 132	-880	-791
Acquisitions d'immobilisations corporelles (note 12-B)	-3 577	-3 223	-3 171
Total acquisitions de la période	-4 709	-4 103	-3 962
Décalage de décaissement	65	85	39
Investissements incorporels et corporels décaissés	-4 644	-4 018	-3 923

30. – Parties liées.

A. Rémunération des dirigeants et administrateurs. — Les rémunérations et avantages assimilés alloués au Président de la direction Générale et au Président du conseil d'administration au titre de l'année 2006 se sont élevés à 13,0 M€ (12,7 M€ en 2005). Les rémunérations et avantages assimilés comprennent les rémunérations fixes et variables, les charges sociales patronales ainsi que les charges liées aux indemnités de fin de carrière, aux retraites complémentaires et aux plans de stock-options.
La rémunération des administrateurs (jetons de présence) s'est élevée à 542 752 € en 2006 (552 332 € en 2005), dont 56 000 € pour les Présidents (52 500 € en 2005).

B. Participation de Renault dans Nissan. — Les éléments d'information relatifs à la participation de Renault dans Nissan sont explicités en note 13.

C. Participation de Renault dans AB Volvo. — Les éléments d'information relatifs à la participation de Renault dans AB Volvo sont explicités en note 14.

31. – Engagements hors bilan et passifs éventuels.

Renault, dans le cadre de ses activités, est amené à prendre un certain nombre d'engagements. Lorsqu'ils répondent à la définition d'un passif, ils font l'objet de provisions (engagements liés aux retraites et autres avantages accordés au personnel, litiges...).
Les autres engagements constituant des engagements hors bilan ou des passifs éventuels sont listés ci-après.

A. Opérations courantes. — Le Groupe s'est engagé pour les montants suivants :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Avals et cautions donnés pour le compte de la clientèle (Financement des ventes)			81
Autres avals, cautions et garanties donnés	540	518	524
Ouvertures de crédits confirmés pour le compte de la clientèle	2 541	2 091	2 221
Commandes fermes d'investissements	656	826	695
Engagements de location donnés	404	317	1 114

Actifs nantis, gagés ou hypothéqués	199	216	186

Les engagements de location donnés comprennent les loyers provenant de baux irrévocables. Ils s'analysent de la manière suivante :

(En millions d'euros)	31/12/2006	31/12/2005	31/12/2004
Moins de 1 an	56	55	132
Entre 1 et 5 ans	239	207	503
Plus de 5 ans	109	55	479
Total	404	317	1 114

La réduction des engagements de location donnés en 2005 par rapport à 2004 est due essentiellement à la consolidation de la SCI du Plateau de Guyancourt, propriétaire des actifs immobiliers du Technocentre (note 3).

B. Opérations spécifiques :
B.1. Véhicules hors d'usage : La directive européenne 2000/53/EC sur les véhicules hors d'usage publiée en septembre 2000 impose notamment aux Etats membres de prendre les mesures nécessaires pour :
— permettre la remise des véhicules hors d'usage à un centre de traitement agréé sans coût supplémentaire pour le dernier détenteur ;
— atteindre des objectifs spécifiques et progressifs tant en terme de taux de réutilisation des composants de ces véhicules en donnant préférence au recyclage, qu'en terme de valorisation des composants qui peuvent être réutilisés.
Cette directive concerne les véhicules mis sur le marché depuis le 1er juillet 2002 et, à compter du 1er janvier 2007 au plus tard, l'intégralité du parc roulant.
Le Groupe constitue des provisions à ce titre, pays par pays, au fur et à mesure de la transposition de cette directive dans chaque législation nationale et lorsque les modalités d'organisation de la filière de recyclage sont déterminées. Ces provisions font l'objet d'une revue régulière afin de prendre en compte l'évolution de la situation de chaque pays.
Pour les pays dont la législation est incomplète, en l'absence de texte réglementaire, il n'est pas possible de déterminer avec certitude si un coût résiduel reste à la charge du Groupe.
B.2. Renault Argentina : Renault Argentina SA gère un plan d'épargne dénommé Plan Rombo SA destiné à permettre à des groupes d'épargnants d'acquérir un véhicule. Ces épargnants contribuent mensuellement au Plan en vue de la livraison d'un véhicule au terme d'une période définie. Au 31 décembre 2006, Plan Rombo SA gère environ 500 groupes d'épargnants. Renault Argentina SA et Plan Rombo SA sont solidairement responsables de la bonne exécution du Plan vis-à-vis des souscripteurs. L'engagement hors bilan du Groupe Renault à ce titre s'élève à 90 millions de pesos argentins au 31 décembre 2006 (soit 22 M€).
B.3. Autres engagements : Les opérations de cessions de filiales ou d'activités réalisées par le Groupe sont généralement assorties de clauses de garantie de passif en faveur de l'acquéreur. Au 31 décembre 2006, le Groupe n'a pas identifié de risques significatifs liés à ces opérations.
Renault détient, dans le cadre de cessions partielles de filiales opérées au cours d'exercices antérieurs, des options de vente portant sur tout ou partie de la participation résiduelle. L'exercice de ces options ne générerait pas de conséquences significatives sur les états financiers du Groupe.
Dans le cadre de l'accord intervenu en avril 2003, lors de la cession par Renault de 51% de Renault Agriculture à la société Claas et suite à l'exercice de son option d'achat par Claas pour 29% complémentaires en février 2006, Renault et Claas disposent respectivement d'une option de vente et d'une option d'achat pour les 20% restant, exerçables à compter du 1er janvier 2010.
L'accord signé en juillet 2006 entre Renault et le groupe japonais NTN relatif à la cession de 35% du capital de SNR Roulements prévoit également un achat à terme ferme de 16% complémentaires de SNR par NTN à la date du 1er anniversaire de l'opération. En complément, Renault et NTN disposent respectivement d'une option de vente et d'une option d'achat pour 29% de SNR exerçable au terme de la 3e et de la 4e date anniversaire de la première cession de titres et pour une durée de 60 jours. A compter de la 5e date anniversaire, et pour une durée de 5 ans, Renault dispose unilatéralement d'une option de vente de sa participation résiduelle de 20% de SNR. En l'absence d'exercice de cette option de vente au terme de ce délai, NTN disposera alors seulement d'une option d'achat de cette participation résiduelle. La mise en application de cet accord est soumise à des autorisations administratives qui n'ont pas encore été obtenues au 31 décembre 2006.
Les sociétés du Groupe font périodiquement l'objet de contrôles fiscaux dans les pays où elles sont implantées. Les rappels d'impôts et taxes acceptés sont comptabilisés par voie de provisions. Les rappels contestés sont pris en compte, au cas par cas, selon des estimations intégrant le risque que le bien-fondé des actions et recours engagés puisse ne pas prévaloir.

32. – Sociétés consolidées.

A. Sociétés consolidées par intégration globale (filiales) :

Pourcentage d'intérêt du Groupe Automobile		31/12/2006	31/12/2005	31/12/2004
France :				
Renault SAS	France	100	100	100
Arkanéo	France	100	100	100
Auto Châssis International (ACI) le Mans	France	100	100	100
Auto Châssis International (ACI) Villeurbanne	France	100	100	100
Car life Siège et ses filiales	France	100	100	100
Emboutissage Tôlerie Gennevilliers (ETG)	France	100	100	100
France Services Rapides et filiale	France		100	100
Fonderie le Mans	France		100	100
Groupe SNR (Société Nouvelle de Roulements)	France	100	100	100

IDVU	France	100	100	100
Maubeuge Construction Automobile (MCA)	France	100	100	100
Renault Développement Industriel et Commercial (RDIC)	France	100	100	100
REAGROUP SA et ses filiales	France	100	100	100
SCI Parc Industriel du Mans	France	100	100	100
SCI Plateau de Guyancourt	France	100	100	
SNC Renault Cléon	France	100	100	100
SNC Renault Douai	France	100	100	100
SNC Renault Flins	France	100	100	100
SNC Renault le Mans	France	100	100	100
SNC Renault Sandouville	France	100	100	100
Société des Automobiles Alpine Renault	France	100	100	100
Sofrastock International	France	100	100	100

Pourcentage d'intérêt du Groupe		31/12/2006	31/12/2005	31/12/2004
France (suite) :				
Société de Transmissions Automatiques	France	80	80	80
Société de Véhicules Automobiles de Batilly (SOVAB)	France	100	100	100
Société Immobilière de Construction Française pour l'automobile et la Mécanique (SICOFRAM) et filiale	France	100	100	100
Société immobilière Renault Habitation (SIRHA)	France	100	100	100
Société Immobilière d'Epone	France	100	100	100
Société Immobilière pour l'Automobile et la Mécanique (SIAM)	France	100	100	100
SODICAM 2	France	100	100	100
Société Financière et Foncière (SFF)	France	100	100	100
Technologie et Exploitation Informatique (TEI)	France	100	100	100
Europe :				
Auto Châssis International (ACI) Valladolid	Espagne	100	100	
CACIA	Portugal	100	100	100
Cofal	Luxembourg	100	77	77
Grigny Ltd	Royaume Uni	100	100	100
Mecanizacion Contable S.A. (Meconsa)	Espagne	100	100	100
Motor Reinsurance Company	Luxembourg	100	100	100
Renault Belgique Luxembourg et ses filiales	Belgique	100	100	100
Renault Ceska Republica et ses filiales	République Tchèque	100	100	100
Renault Croatia	Croatie	100	100	100
Renault Espana Comercial S.A. (RECSA) et ses filiales	Espagne	100	100	100
Renault Espana SA et ses filiales	Espagne	100	100	100
Renault Finance	Suisse	100	100	100
Renault F1 Team Ltd	Royaume Uni	100	100	100
Renault Group BV	Pays-Bas	100	100	100

Pourcentage d'intérêt du Groupe		31/12/2006	31/12/2005	31/12/2004
Europe (suite) :				
Renault Hungaria et ses filiales	Hongrie	100	100	100
Renault Industrie Belgique (RIB)	Belgique	100	100	100
Renault Italia et ses filiales	Italie	100	100	100
Renault Nissan Deutsche AG et ses filiales	Allemagne	100	100	100

Renault Nissan Nederland et ses filiales	Pays-Bas	100	100	100
Renault Nissan Osterreich et ses filiales	Autriche	100	100	100
Renault Nissan Suisse SA et ses filiales	Suisse	100	100	100
Renault Polska	Pologne	100	100	100
Renault Nissan Portuguesa et ses filiales	Portugal	100	100	100
REAGROUP U.K. Ltd	Royaume Uni	100	100	100
Renault Slovakia	Slovaquie	100	100	100
Renault Nissan Slovenia d.o.o.	Slovénie	100	100	100
Renault U.K.	Royaume Uni	100	100	100
Revoz	Slovénie	100	100	100
Euromed :				
AFM Industrie	Russie	100	100	100
Auto Châssis International (ACI) Romania	Roumanie	100	100	100
Avtoframos	Russie	94	93	76
Dacia et ses filiales	Roumanie	99	99	99
Oyak Renault Otomobil Fabrikalari	Turquie	52	52	52
Renault Algérie	Algérie	100	100	100
Renault Industrie Roumanie	Roumanie	100	100	
Renault Maroc	Maroc	80	80	80
Renault Mécanique Roumanie	Roumanie	100		
Renault Nissan Roumanie	Roumanie	100	100	100

Pourcentage d'intérêt du Groupe		31/12/2006	31/12/2005	31/12/2004
Euromed (suite) :				
Renault Ukraine	Ukraine	100		
Renault Nissan Bulgarie	Bulgarie	100		
Amériques :				
Groupe Renault Argentina	Argentine	100	88	67
Renault do Brasil LTDA	Brésil	100	78	78
Renault do Brasil SA	Brésil	100	77	77
Renault Corporativo S.A. de C.V.	Mexique	100	100	100
Renault Mexico	Mexique	100	100	100
Sociedad de Fabricacion de Automotores (Sofasa)	Colombie	60	60	60
Renault Vénézuela	Vénézuela	100	100	100
Asie et Afrique :				
Renault pars	Iran	51		
Renault Samsung Motors	Corée du Sud	80	70	70
Renault South Africa et ses filiales	Afrique du Sud	51	51	

Pourcentage d'intérêt du Groupe Financement des ventes		31/12/2006	31/12/2005	31/12/2004
France :				
DIAC	France	100	100	100
DIAC Location	France	100	100	100
Compagnie de Gestion Rationnelle (COGERA)	France	100	100	100
RCI Banque	France	100	100	100
Réalisation, Etudes, Courtage et Assurances (RECA)	France	100	100	100
Société Internationale de Gestion et de Maintenance Automobile (SIGMA)	France	100	100	100

Société de Gestion, d'Exploitation de Services en Moyens Administratifs (SOGESMA)	France	100	100	100

Pourcentage d'intérêt du Groupe		31/12/2006	31/12/2005	31/12/2004
Europe :				
Accordia Espana SA	Espagne	100	100	100
ARTIDA	Espagne	100	100	100
Nissan Finance Ltd	Royaume Uni	100	100	100
Overlease Espagne	Espagne	100	100	100
RCI Banque Autriche	Autriche	100	100	100
RCI Bank Polska	Pologne	100	100	
RCI Finance CZ Sro	République Tchèque	100	100	
RCI Financial Services Belgique	Belgique	100	100	100
RCI Financial Services BV	Pays-Bas	100	100	100
RCI finanzholding GmbH	Allemagne	100	100	100
RCI Gest SCA et ses filiales	Portugal	100	100	100
RCI Gest Seguros	Portugal	100	100	100
RCI Leasing GmbH	Allemagne	100	100	100
RCI Versicherungs Service GmbH	Allemagne	100	100	100
Renault Acceptance GmbH	Allemagne		100	100
Renault Acceptance Ltd	Royaume Uni	100	100	100
Refactor	Italie	100	100	100
Renault Autofin SA Belgique	Belgique	100	100	100
Renault Credit Polska	Pologne	100	100	100
RCI zrt Hongrie	Hongrie	100	100	
RCI Finance SA	Suisse	100	100	100
Renault Financiaciones	Espagne	100	100	100
Renault Services SA Belgique	Belgique	100	100	100
RNC (ex Accordia)	Italie	100	100	100

Pourcentage d'intérêt du Groupe		31/12/2006	31/12/2005	31/12/2004
Euromed :				
RCI Broker de Assigurare	Roumanie	100		
RCI Leasing Romania	Roumanie	100	50	50
RCI Finantare Romania	Roumanie	100	100	100
Amériques :				
Consorcio Renault do Brasil	Brésil	100	100	100
Cia Arradamento Mercantil Renault do Brasil	Brésil	60	60	60
CFI Renault do Brasil	Brésil	60	60	60
Renault do Brasil S/A Corr. de Seguros	Brésil	100	100	100
ROMBO Compania Financiera	Argentine	60	60	60
Asie et Afrique :				
RCI Korea	Corée	100		

B. Sociétés consolidées par intégration proportionnelle (co-entreprises) :

Pourcentage d'intérêt du Groupe		31/12/2006	31/12/2005	31/12/2004
Automobile :				

Française de Mécanique	France	50	50	50
GIE TA 96	France	50	50	50
Ciudad Communicacion Valladolid	Espagne	50		
Financement des Ventes :				
Sygma Finance	France	50	50	50
Renault Leasing CZ sro	République tchèque	50	50	
Renault Credit Car	Belgique	50	50	50
Renault Financial Services Ltd (RFS)	Royaume Uni	50	50	50
Overlease Italia	Italie	49	49	49

C. Sociétés consolidées par mise en équivalence (entreprises associées) :

Pourcentage d'intérêt du Groupe		31/12/2006	31/12/2005	31/12/2004
Automobile :				
Groupe AB Volvo	Suède	21,8	21,8	21,5
MAIS	Turquie	49	49	49
Groupe Nissan	Japon	45,3	45,7	45,8
Financement des ventes :				
Nissan Renault Wholesale Mexico	Mexique	15	15	15
Nissan Renault Finance Mexico	Mexique	15	15	

Le taux de contrôle diffère du pourcentage d'intérêts du Groupe pour l'entité suivante :

Taux de contrôle du Groupe		31/12/2006	31/12/2005	31/12/2004
Groupe AB Volvo	Suède	21,3	21,3	21,2

III. — Rapport général des commissaires aux comptes sur les comptes annuels.

Exercice clos le 31 décembre 2006.

Mesdames, Messieurs les actionnaires,
En exécution de la mission qui nous a été confiée par votre assemblée générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2006, sur :
— le contrôle des comptes annuels de la société Renault S.A., tels qu'ils sont joints au présent rapport ;
— la justification de nos appréciations ;
— les vérifications spécifiques et les informations prévues par la loi.
Les comptes annuels ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

I. Opinion sur les comptes annuels. — Nous avons effectué notre audit selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.
Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

II. Justification des appréciations. — En application des dispositions de l'article L. 823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :
Ainsi qu'il est précisé à la note n° 1.C de l'annexe aux comptes annuels et conformément à l'avis n°34 du Conseil national de la comptabilité, Renault S.A. a opté pour la mise en équivalence des titres de participation des sociétés contrôlées de manière exclusive.
La détermination de la valeur d'équivalence de ces titres est établie sur la base des règles et méthodes comptables utilisées pour l'établissement des comptes consolidés du groupe. Notre appréciation de cette valeur d'équivalence s'est fondée sur le résultat des diligences mises en oeuvre dans le cadre de l'audit des comptes consolidés du groupe de l'exercice 2006.
Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

III. Vérifications et informations spécifiques. — Nous avons également procédé, conformément aux normes professionnelles applicables en France, aux vérifications spécifiques prévues par la loi.
Nous n'avons pas d'observation à formuler sur :
— la sincérité et la concordance avec les comptes annuels des informations données dans le rapport de gestion du conseil d'administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels ;
— la sincérité des informations données dans le rapport de gestion relatives aux rémunérations et avantages versés aux mandataires sociaux ainsi qu'aux engagements consentis en leur faveur à l'occasion de la prise, du changement, de la cessation de fonctions ou postérieurement à celles-ci.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs du capital et des droits de vote vous ont été communiquées dans le rapport de gestion.

Neuilly-sur-Seine et Paris La Défense, le 1er mars 2007.

Les commissaires aux comptes :

Deloitte & Associés :

P. Chastaing-Doblin, A. Raimi.

Ernst & Young Audit :

J.F. Bélorgey, D. Mary-Dauphin.

IV. — Rapport des commissaires aux comptes sur les éléments servant à la détermination de la rémunération des titres participatifs.

Exercice clos le 31 décembre 2006.

Aux porteurs de titres participatifs,
En notre qualité de commissaires aux comptes de la société Renault S.A., et en exécution de la mission prévue à l'article L. 228-37 du Code de commerce, nous vous présentons notre rapport sur les éléments servant à la détermination de la rémunération des titres participatifs.
Nous avons établi le 1er mars 2007 notre rapport général sur les comptes annuels et notre rapport sur les comptes consolidés de l'exercice clos le 31 décembre 2006.
Les éléments de calcul de la rémunération des titres participatifs ont été déterminés par les dirigeants de Renault S.A.. Il nous appartient de nous prononcer au regard de leur conformité avec le contrat d'émission et de leur concordance avec les comptes consolidés.
Les éléments de calcul qui nous ont été communiqués se présentent comme suit :
La rémunération des titres participatifs comprend une partie variable déterminée ainsi :

Partie variable du coupon précédent x	Chiffre d'affaires consolidé de l'exercice
	Chiffre d'affaires consolidé de l'exercice précédent

Le rapport des chiffres d'affaires est arrondi au millième le plus proche.
Pour les coupons qui seront payés le 24 octobre 2007, les éléments de calcul qui nous ont été communiqués se présentent comme suit :

Partie variable du coupon précédent (en euros)	10,56
Chiffre d'affaires consolidé 2006 (en millions d'euros)	41 528
Chiffre d'affaires consolidé 2005 à structure et méthodes de consolidation identiques a 2006 (en millions d'euros)	41 844
Partie variable du coupon payable le 24 octobre 2007 (en euros)	10,48

Nous avons effectué nos travaux selon les normes professionnelles applicables en France. Ces normes requièrent la mise en oeuvre de diligences destinées à vérifier la conformité des éléments servant à la détermination de la rémunération des titres participatifs avec le contrat d'émission et leur concordance avec les comptes consolidés ayant fait l'objet d'un audit.
Nous n'avons pas d'observation à formuler sur les éléments de calcul servant à la détermination de la rémunération des titres participatifs.

Neuilly-sur-Seine et Paris La Défense, le 1er mars 2007.

Les commissaires aux comptes :

Deloitte & Associés :

P. Chastaing-Doblin, A. Raimi.

Ernst & Young Audit :

J.F. Bélorgey, D. Mary-Dauphin.

V. — Rapport spécial des commissaires aux comptes sur les conventions et engagements réglementés.

Exercice clos le 31 décembre 2006.

Mesdames, Messieurs les actionnaires,
En notre qualité de commissaires aux comptes de votre société, nous vous présentons notre rapport sur les conventions et engagements réglementés.

Conventions et engagements autorisés au cours de l'exercice. — En application de l'article L. 225-40 du Code de commerce, nous avons été avisés des conventions et engagements qui ont fait l'objet de l'autorisation préalable de votre conseil d'administration.
Il ne nous appartient pas de rechercher l'existence éventuelle d'autres conventions et engagements mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de ceux dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité

et leur bien-fondé. Il vous appartient, selon les termes de l'article 92 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions et engagements en vue de leur approbation.
Nous avons effectué nos travaux selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.
Clarification du dispositif de retraite supplémentaire pour les cadres dirigeants.
— Administrateurs concernés : Messieurs L. Schweitzer et C. Ghosn :
Le conseil d'administration du 31 octobre 2006 a clarifié le dispositif de retraite supplémentaire pour les dirigeants sur les points relatifs aux conditions d'ouverture des droits au régime de retraite et sur le caractère individuel et collectif de l'appartenance au régime de retraite.
Le règlement en vigueur a donc été explicité de telle sorte que :
— la possibilité de liquider les rentes du dispositif de retraite supplémentaire soit conditionnée non par l'obtention de la liquidation à taux plein de la pension de la Sécurité Sociale, mais par la seule justification que les conditions permettant d'obtenir la liquidation à taux plein de la pension de la Sécurité Sociale sont satisfaites ;
— qu'aucune distinction entre les bénéficiaires (salariés cadres dirigeants et mandataires sociaux de Renault S.A. et Renault S.A.S.) ne puisse être opérée afin de confirmer le caractère collectif et obligatoire des régimes applicables indépendamment de la qualité des bénéficiaires.

Conventions et engagements approuvés au cours d'exercices antérieurs dont l'exécution s'est poursuivie durant l'exercice. — Par ailleurs, en application du décret du 23 mars 1967, nous avons été informés que l'exécution des conventions et des engagements suivants, approuvés au cours d'exercices antérieurs, s'est poursuivie au cours du dernier exercice.
1. Avec la société Cogera. — Signature d'une convention de crédit entre votre société et la société Cogera.
Une convention de crédit a été signée entre votre société et la société Cogera, filiale de RCI Banque (contrôlée par Renault S.A.), ayant pour objet d'octroyer à la société Cogera un crédit de 450 000 000 € affecté au refinancement par Cogera de ses activités bancaires, en vue de permettre à RCI Banque de diminuer son ratio « Grands Risques » tel que défini à l'article 1.1 du règlement n° 93-05 du Comité de la réglementation bancaire et financière, calculé sur une base consolidée. Au titre de l'exercice 2006, le montant des intérêts relatifs à cette convention s'est élevé à 592 350 €.
2. Avec la société Renault S.A.S. :
a. Conventions de délégations : Des conventions de délégations ont été conclues entre votre société et la société Renault S.A.S. dans le cadre d'une opération de refinancement de prêts consentis au titre de la participation à l'effort de construction (le « 1% construction ») ayant notamment pour objet de renforcer la liquidité de ces encours prêtés non rémunérés et de figer au niveau particulièrement bas des taux actuels le coût de refinancement jusqu'à l'échéance 2020.
b. Contrat de prestations de services : Votre société a signé un contrat avec la société Renault S.A.S., en vertu duquel celle-ci effectuera un certain nombre de prestations juridiques, comptables, fiscales, douanières et financières permettant à votre société de répondre à ses obligations légales en la matière. Au titre de l'exercice 2006, le montant facturé par la société Renault S.A.S. relatif à ces prestations s'est élevé à 3 268 000 €.

Neuilly-sur-Seine et Paris La Défense, le 1er mars 2007.

Les commissaires aux comptes :

Deloitte & Associés :
P. Chastaing-Doblin, A. Raimi.

Ernst & Young Audit :
J.F. Délorgey, D. Mary-Dauphin.

VI. — Comptes sociaux.

1. — Compte de résultat.

(En millions d'euros.)

	Notes	2006	2005
Produits d'exploitation		1	1
Charges d'exploitation		-28	-25
Résultat d'exploitation		-27	-24
Produits des titres et créances rattachées	2	1 661	580
Dotations aux provisions		-1	-1
Produits et charges liés aux participations		1 660	579
Différences positives de change		417	34
Reprises de provisions pour risques de change		7	-6
Différences négatives de change		-14	-5
Produits et charges liés au change	3	410	23
Intérêts perçus et autres produits assimilés		3	3
Intérêts versés et autres charges assimilées		-206	-203
Reprises de provisions et transferts de charges		6	8

Produits nets sur cessions de valeurs mobilières de placement		18	1
Autres produits et charges financiers	4	-179	-191
Résultat financier		1 891	411
Résultat courant avant impôts		1 864	387
Produits exceptionnels			160
Charges exceptionnelles		-1	-57
Résultat exceptionnel	5	-1	103
Impôt sur les bénéfices	6	78	91
Résultat net de l'exercice		1 941	581

2. — Bilan.

(En millions d'euros.)

Actif	Notes	2006			2005
		Brut	Amortissements et provisions	Net	Net
Participations évaluées par équivalence	7	7 448		7 448	7 586
Participation dans Nissan Motor	7	6 413		6 413	6 413
Autres participations	7	13	13	0	0
Créances rattachées à des participations	8	9 518	5	9 513	8 516
Prêts		9	2	7	5
Immobilisations financières		23 401	20	23 381	22 520
Actif immobilisé		23 401	20	23 381	22 520
Créances		3		3	60
Valeurs mobilières de placement	9	1 203		1 203	2 058
Disponibilités		30		30	12
Autres comptes d'actif	10	40		40	46
Total actif		24 677	20	24 657	24 696

Passif	Notes	2006	2005
Capital		1 086	1 086
Primes d'émission		4 423	4 423
Ecart de réévaluation		9	9
Ecart d'équivalence		3 787	3 925
Réserves légale et réglementées		108	108
Report à nouveau		6 041	6 124
Résultat de l'exercice		1 941	581
Capitaux propres	11	17 395	16 256
Autres fonds propres	12	130	129
Provisions pour risques et charges	13	89	73
Emprunts obligataires		3 914	4 280
Emprunts et dettes auprès des établissements de crédit		484	515
Emprunts et dettes financières divers		2 235	3 063
Emprunts et dettes financières	14	6 633	7 858
Autres dettes	15	18	80
Comptes de régularisation	16	392	300

Total passif		24 657	24 696

3. — Tableau de flux de trésorerie.

(En millions d'euros.)

	2006	2005
Capacité d'autofinancement (note 20)	1 933	337
Variation du besoin en fonds de roulement	24	-3
Flux de trésorerie des opérations d'exploitation	1 957	334
Produit des cessions de participations		160
Diminution / (augmentation) nette des autres immobilisations financières		-16
Diminution / (augmentation) nette des prêts	-999	1 026
Diminution / (augmentation) nette des valeurs mobilières de placement	855	-1 545
Flux de trésorerie liés aux investissements	-144	-375
Émissions d'emprunts obligataires	856	245
Remboursement d'emprunts obligataires	-1 143	-389
Augmentation / (diminution) nette des autres dettes porteuses d'intérêts	-843	696
Dividendes versés aux actionnaires	-663	-494
Flux de trésorerie liés au financement	-1 793	58
Trésorerie à l'ouverture	10	-7
Augmentation / (diminution) de la trésorerie	20	17
Trésorerie à la clôture	30	10

4. — Annexe.

1. – Règles et méthodes comptables.

Les comptes de la société Renault SA sont établis conformément aux dispositions légales et réglementaires françaises. Les comptes annuels de l'exercice ont été élaborés et présentés conformément au plan comptable général 99-03 du 29 avril 1999 modifié par les règlements du Comité de la réglementation comptable.
Les méthodes retenues pour l'évaluation des postes du bilan et du compte de résultat sont les suivantes :

A. Résultat financier. — Le résultat financier comprend les produits et charges d'intérêts qui se rapportent à l'activité d'endettement et de placement de Renault SA. Les charges financières correspondent à la rémunération des ressources d'emprunts qui dépendent du niveau de l'endettement et des taux d'intérêts. Les produits financiers intègrent les gains issus des placements de trésorerie (VMP, prêts) et les dividendes reçus. Le résultat financier comprend les pertes ou gains de change réalisés.

B. Résultat exceptionnel. — Le résultat exceptionnel se compose des produits et charges résultant d'événements ou de transactions clairement distincts des activités ordinaires de l'entreprise et dont on ne s'attend pas à ce qu'elles se reproduisent de manière fréquente ou régulière.

C. Participations. — Par dérogation à la règle générale en matière d'évaluation des titres au bilan, Renault SA a opté pour l'évaluation par équivalence des titres de participation des sociétés contrôlées de manière exclusive, conformément à l'avis N°34 du Conseil national de la comptabilité (juillet 1988) :
— le périmètre d'application de la méthode correspond aux sociétés consolidées par intégration globale ;
— les capitaux propres de ces sociétés sont déterminés sur la base des principes comptables retenus pour la consolidation ; s'agissant d'une méthode d'évaluation, il n'est tenu compte d'aucune élimination concernant les opérations entre sociétés du Groupe ;
— pour l'évaluation d'une filiale, les titres qu'elle détient sur des sociétés contrôlées de façon exclusive par le Groupe sont estimés selon la même méthode ;
— la variation annuelle de la quote-part globale de capitaux propres représentative de ces titres ne constitue pas un élément de résultat, elle est inscrite en capitaux propres au poste « Ecart d'équivalence », cet écart n'est pas distribuable et ne peut être utilisé à compenser les pertes. Lorsque l'écart d'équivalence devient négatif, une provision pour dépréciation globale est dotée par le compte de résultat.
Les titres de participation des sociétés non contrôlées de façon exclusive figurent au bilan à leur coût d'acquisition hors frais accessoires d'achat. Ils sont évalués à la plus faible des valeurs d'acquisition ou d'inventaire. Lorsque la valeur d'inventaire des titres est inférieure à la valeur brute, une provision pour dépréciation est constituée du montant de la différence. La valeur d'inventaire est déterminée en prenant en compte les perspectives de rentabilité, le débouché commercial et la quote-part d'actif net.

D. Créances rattachées à des participations. — Les prêts octroyés aux sociétés dans lesquels Renault SA détient une participation sont enregistrés au coût historique. Une dépréciation est constituée dès lors qu'il existe une probabilité de non recouvrement de ces prêts.

E. Valeurs mobilières de placement. — Les valeurs mobilières de placement sont évaluées à leur coût d'acquisition hors frais accessoires d'achat et intérêts courus pour les obligations ou à leur valeur de marché si celle-ci est inférieure.
Les actions auto-détenues, affectées aux plans d'options d'achats d'actions consentis aux cadres et dirigeants du Groupe, sont comptabilisées en valeurs mobilières de placement et valorisées au plus bas du prix d'achat et du cours de bourse de l'action, avec constitution le cas échéant d'une provision pour dépréciation du montant de la différence. En cas de prix d'exercice de l'option inférieur à la valeur nette comptable, une provision pour risques et charges est constituée.

F. Frais et primes sur emprunts. — Les frais et primes d'émission sur emprunts ainsi que les primes de remboursement d'obligations sont amortis sur la durée des emprunts correspondants.

G. Conversion des dettes et créances en devises étrangères. — La conversion des dettes et créances en devises est effectuée comme suit :
— conversion de l'ensemble des dettes et créances libellées en devises aux taux en vigueur au 31 décembre ;
— enregistrement des écarts par rapport aux valeurs d'origine dans les comptes de régularisation actif ou passif (écart de conversion) ;
— constitution d'une provision pour risque de change pour les pertes de change latentes déterminées de la façon suivante :
a. détermination d'une position de change devise par devise et échéance par échéance constituée des éléments de bilan libellés en devises étrangères et des dérivés souscrits en couverture du risque de change ;
b. compensation des gains et des pertes de change latents devise par devise et échéance par échéance ;
c. comptabilisation des pertes de changes latentes résiduelles par devise et par échéance.

H. Provisions pour risques et charges. — Les provisions pour risques et charges sont constituées dès lors qu'elles correspondent à une obligation probable ou certaine à la date de clôture. Le passif éventuel correspond à une obligation qui n'est ni probable ni certaine à la date d'établissement des comptes, ou à une obligation probable pour laquelle la sortie de ressources ne l'est pas. Il ne donne pas lieu à la constatation d'une provision et fait l'objet, le cas échéant, d'une information dans les engagements hors bilan.

I. Instruments dérivés. — Les résultats dégagés sur les instruments dérivés qualifiés de couverture sont portés au compte de résultat de façon symétrique à ceux constatés sur l'élément couvert.
Les instruments dérivés non qualifiés de couverture sont réévalués à chaque clôture à leur valeur de marché. Si cette valeur fait apparaître une perte latente, celle-ci est portée au compte de résultat. Si la réévaluation de l'instrument fait apparaître un gain latent, ce gain n'affecte pas le compte de résultat en vertu du principe de prudence.
La juste valeur des contrats de change à terme est estimée à partir des conditions du marché. Celle des swaps de devises est déterminée par actualisation des flux financiers, en utilisant les taux (change et intérêt) du marché à la date de clôture. La juste valeur des dérivés de taux représente ce que le Groupe recevrait (ou paierait) pour dénouer à la date de clôture les contrats en cours, en prenant en compte les conditions de marché à la date de clôture.

2. – Produits et charges liés aux participations.

Les produits des titres et créances rattachées s'analysent comme suit :

(En millions d'euros)	2006	2005
Dividendes reçus de Renault SAS	973	
Dividendes reçus de Nissan Motor Co Ltd	431	383
Intérêts des prêts et créances rattachées aux participations	257	197
Total	1 661	580

3. – Produits et charges liés au change.

En 2006, le remboursement de six emprunts obligataires d'une valeur de 136 milliards de yens (soit 1 143 M€) a généré un gain de change total de 215 M€ :
— le dénouement de l'emprunt obligataire d'une durée de 5 ans émis sur le marché domestique japonais pour un montant nominal de 50 milliards de yens a dégagé un gain de change de 125,8 M€ ;
— le débouclement du cross currency swap adossé à l'emprunt obligataire émis le 21 juillet 1999 pour un nominal de 500 M€ a généré un produit de change de 76,7 M€.
Dans le cadre de la couverture de l'actif net Nissan, les ventes à terme court terme dénouées au cours de l'exercice ont généré un produit de change de 201 M € en 2006.
Le résultat de change 2005 comprenait un gain de change de 22 M€ suite au dénouement du cross currency swap adossé à l'emprunt obligataire du 20 décembre 1996 (305 millions d'euros).

4. – Autres produits et charges financiers.

Les autres produits et charges financiers, d'un montant total de 179 M€ en 2006 (191 M€ en 2005), sont essentiellement constitués des intérêts nets versés sur les emprunts obligataires de Renault après swaps. Le montant net des intérêts sur les emprunts obligataires se décompose en intérêts courus et versés pour 281 M€, et en intérêts courus et reçus sur les swaps pour 168 M€.

5. – Résultat exceptionnel.

Le résultat exceptionnel d'un montant de 1 million d'euros comprend essentiellement la perte sur la vente d'actions à des salariés dans le cadre de l'exercice des plans d'option d'achat d'actions.
Le résultat exceptionnel 2005 intégrait principalement le profit de 106 M€ réalisé sur la vente de la participation dans Nissan Diesel Motors Co. Ltd.

6. – Impôt sur les bénéfices.

Renault SA ayant opté pour le régime de l'intégration fiscale dès son origine, celui-ci constitue le régime fiscal de groupe sous lequel la société est imposée en France à compter du 1er janvier 2004. Les filiales françaises détenues à plus de 95% versent directement à Renault SA le montant de l'impôt sur les bénéfices dont elles sont redevables. Chacune de ces entités comptabilise la charge d'impôt qui serait la sienne si elle était imposée individuellement.
Les économies d'impôt générées par l'intégration fiscale constituent un produit comptabilisé par la tête de Groupe. Lorsque le résultat des filiales redevient bénéficiaire, la société-mère constate une charge d'impôt supplémentaire liée au fait qu'elle a déjà déduit les pertes fiscales de ses filiales lorsque celles-ci étaient déficitaires. Au 31 décembre 2006, le montant des déficits des filiales utilisés par Renault SA s'élève à 3 482 millions d'euros.
Le produit d'impôt 2006 s'élève à 78 M€, se décomposant en 108 M€ de produit au titre de l'intégration fiscale, 26 M€ de dotation aux provisions pour risques fiscaux et 4 M€ de notification complémentaire pour redressements au titre du régime fiscal du bénéfice consolidé (RFBC), régime adopté par Renault SA jusqu'au 1er janvier 2004.
Le produit d'impôt afférent à l'exercice est ventilé comme suit :

(En millions d'euros)	Résultat avant impôts	Impôt		Crédit d'impôt	Impôt du net	Résultat net	
		Théorique	Compensation			Théorique	Comptable
Résultat courant taux normal	1 864	185			185	1 679	1 679
Résultat courant taux réduit							
Résultat exceptionnel taux normal	-1	-1			-1		
Intégration fiscale					-292		292
Dotation / provisions risques fiscaux					26		-26
Redressements fiscaux					4		-4
Total	1 863	184	0	0	-78	1 679	1 941

La situation fiscale latente de Renault SA s'analyse comme suit :

(En millions d'euros)	2006		2005		Variations	
	Actif (1)	Passif (2)	Actif (1)	Passif (2)	Actif	Passif
Charges non déductibles temporairement						
Provisions pour risques et charges	20		23		-3	
Autres						
Opérations à taux réduit			2		-2	
Produits non taxables temporairement						
Charges déduites (ou produits imposés) fiscalement et non encore comptabilisées	166	3	105	15	61	-12
Total	186	3	130	15	56	-12

(1) Correspond à un crédit futur d'impôt.

(2) Correspond à une charge future d'impôt.

7. – Participations et autres titres immobilisés.

Les mouvements de l'exercice s'analysent comme suit :

(En millions d'euros)	Montant en début d'exercice	Variation de l'exercice	Montant en fin d'exercice
Participations évaluées par équivalence	7 586	-138	7 448
Participation dans Nissan Motor Co. Ltd.	6 413		6 413
Autres participations	13		13
Provisions dépréciation des autres participations	-13		-13
Total	13 999	-138	13 861

La variation annuelle de l'évolution des titres évalués par équivalence de 138 M€ est inscrite en contrepartie des capitaux propres (voir note 11). Aucune cession ou prise de participation n'est à constater sur l'année 2006.

8. – Créances rattachées à des participations.

Les mouvements de l'exercice s'analysent comme suit :

(En millions d'euros)	Montant en début d'exercice	Augmentations	Diminutions	Montant en fin d'exercice
Avances capitalisables	5			5
Créances rattachées à des participations	8 516	1 701	-704	9 513
Total valeurs brutes (1)	8 521	1 701	-704	9 518
Provisions pour dépréciation	-5			-5
Total net	8 516	1 701	-704	9 513
(1) Dont part à moins d'un an	8 400	1 701	-688	9 413
Dont part à plus d'un an	121		-16	105

Les créances rattachées aux participations comprennent pour :
— 3 257 M€ de placements de trésorerie auprès des sociétés financières du Groupe dans le cadre de la gestion de trésorerie de celui-ci (3 452 M€ en 2005) ;
— 25 M€ de prêts long terme vis-à-vis de Renault S.A.S. (idem 2005) ;
— 6 231 millions de prêts dans le cadre du financement des Sociétés en Nom Collectif détenant une partie des actifs industriels du Groupe en France, ainsi que d'autres filiales du Groupe (5 039 M€ en 2005).

9. – Valeurs mobilières de placement.

Les valeurs mobilières de placement comprennent des sicav de trésorerie pour un montant de 832 M€ (1 601 M€ en 2005) et les titres de Renault SA auto-détenus pour 371 M€ (457 M€ en 2005).
Le placement des excédents de trésorerie de Renault SA répond à la volonté du Groupe d'avoir une politique plus active du placement de ses liquidités. Ces valeurs mobilières respectent des contraintes strictes de prudence telle que garanties en capital, absence de risque de change et de liquidité.
La diminution des titres auto-détenus pour un montant de 85 M€ correspond à l'exercice de 1 857 884 actions dans le cadre des plans d'option d'achat d'actions émis par le groupe.
Au 31 décembre 2006, Renault SA détient 7 680 491 actions (représentant une valeur boursière de 699 M€) contre 9 539 964 titres au 31 décembre 2005 (représentant une valeur boursière de 657 M€).
A compter de l'exercice 2004, les plans de stocks-options accordés sont réalisés sous forme d'options de souscriptions d'actions et non plus d'options d'achats d'actions.

10. – Autres comptes d'actif.

Les autres comptes d'actif sont essentiellement constitués de la soulte versée sur l'emprunt Calyon à hauteur de 28 M€ contre 30 M€ au 31 décembre 2005. Dans le cadre de l'opération de financement des prêts 1% logement mise en place en 2004, un emprunt d'une valeur nominale de 112,4 M€ a été contracté auprès du Calyon au taux variable Euribor 6 mois + 0,67%, à échéance du 31 décembre 2019. Cet emprunt a fait l'objet d'un contrat d'échange de taux le ramenant ainsi à un taux fixe d'environ 0,13%, et générant par ailleurs le versement par Renault SA d'une soulte de 33 M€ représentative du différentiel d'intérêt actualisé enregistré sur la durée de l'opération. Cette soulte est amortie sur la durée de l'emprunt (15 ans) et selon le rythme des intérêts payés sur la dette.

11. – Capitaux propres.

La variation des capitaux propres s'analyse comme suit :

(En millions d'euros)	Solde en début d'exercice	Affectation du résultat 2005	Distribution	Résultat 2006	Autres	Solde en fin d'exercice
Capital	1 086					1 086
Prime d'émission	4 423					4 423
Ecart de réévaluation	9					9
Ecart d'équivalence	3 925				-138	3 787
Réserves légale et réglementées	108					108
Report à nouveau	6 123	581	-663			6 041
Résultat de l'exercice	581	-581		1 941		1 941
Total	16 255	0	-663	1 941	-138	17 395

L'affectation du résultat de l'exercice 2005, décidée par l'assemblée générale des Actionnaires du 4 mai 2006, s'est traduite par la distribution de dividendes pour 663 M€ (soit 2,40 € par action) dont 82 M€ prélevés sur le report à nouveau.
Le montant des réserves non distribuables s'élève à 3 904 M€ au 31 décembre 2006.
Le montant des réserves affectées à la contrepartie de la valeur des actions propres s'élève à 371 M€.
Au 31 décembre 2006, le capital de Renault SA se répartit comme suit :

	Répartition du capital		Droits de vote	
	Nombre de titres détenus	% du capital	En nombre	En %
État	42 759 571	15,01%	42 759 571	18,23%
Salariés	9 970 259	3,50%	9 970 259	4,25%
Auto-contrôle	7 681 580	2,70%		
Nissan	42 740 568	15,00%		
Autres	181 785 140	63,79%	181 785 140	77,52%
Total	284 937 118	100%	234 514 970	100%

La valeur nominale du titre Renault SA s'élève à 3,81 €.

12. – Titres participatifs.

Les titres participatifs, émis en octobre 1983 et en avril 1984 par Renault SA, sont remboursables avec prime à sa seule initiative. Ils font l'objet d'une rémunération annuelle d'un minimum de 9% composée d'une partie fixe égale à 6,75% et d'une partie variable, fonction de l'évolution du chiffre d'affaires consolidé, calculée à périmètre et méthodes de consolidation identiques.
Renault SA a procédé entre mars et avril 2004 à une offre publique d'achat de ses titres participatifs à un prix de 450 € l'unité représentant une prime de 21% par rapport au cours du titre. Cette opération s'est traduite par une moins-value de 343 M€.
Au 31 décembre 2006, il reste sur le marché 797 659 titres valorisés au coût moyen pondéré de 158,93 €, soit un total de 130 M€ avec intérêts courus. Ces titres sont cotés à la Bourse de Paris. La cotation du titre d'une valeur nominal de 153 € a varié du 31 décembre 2005 au 31 décembre 2006 de 900,5 € à 940 €.
La rémunération 2006 de 17 M€ (17 M€ en 2005) figure dans les charges d'intérêts.

13. – Provisions pour risques et charges.

Les provisions pour risques et charges s'analysent comme suit :

(En millions d'euros)	2005	Dotations	Reprises avec consommation	Reprises sans consommation	2006
Provisions pour risques fiscaux et litiges	8	25	0	0	33
Part à moins d'un an	8	25			33
Part à plus d'un an	0				0
Autres provisions pour risques et charges	65	0	-9		56
Part à moins d'un an	33				33
Part à plus d'un an	32	0	-9		23
Total	73	25	-9	0	89

Par ailleurs, chacun des litiges connus dans lesquels Renault SA est impliqué a fait l'objet d'un examen à la date d'arrêté des comptes, et, après avis des conseils juridiques et fiscaux, les provisions jugées nécessaires ont, le cas échéant, été constituées pour couvrir les risques estimés.

14. – Emprunts et dettes financières.

A. Emprunts obligataires. — Sur l'année 2006, les principales évolutions sont :
— le remboursement de l'emprunt obligataire du 21 juillet 1999, d'une durée de 7 ans, pour 500 M€ au taux fixe de 5,125% (Cet emprunt a fait l'objet d'un contrat d'échange de devises pour le ramener à 62,2 milliards de yens au taux de 1,795%) ;
— le remboursement de l'emprunt obligataire du 27 septembre 2001, d'une durée de 5 ans pour 50 milliards de yens au taux fixe de 1,29% ;
— l'émission du 24 mai 2006 d'un emprunt obligataire d'une durée de 7 ans pour un montant nominal de 500 M€ au taux fixe de 4,375% et swappé au taux variable Euribor 3 mois +0,4744% ;
— l'émission du 14 décembre 2006 sur le marché domestique japonais, d'un emprunt obligataire d'une durée de 5 ans pour un montant nominal de 50 milliards de yens au taux fixe de 1,77% ;
— l'émission du 15 décembre 2006 d'un emprunt obligataire d'une durée de 7 ans et 8 mois pour un montant nominal de 27,8 M€ au taux variable CMS 10 ans et swappé au taux variable Euribor 3 mois +0,62%.

— Ventilation par échéance :

(En millions d'euros)	31/12/2006						
	Total	- 1 an	1 à 2 ans	2 à 3 ans	3 à 4 ans	4 à 5 ans	+ 5 ans
2000	394	394					
2001							
2002	1 000			1 000			
2003	1 075		376		658		41
2004	365	80		235		50	
2005	224				160		64
2006	847					319	528
Intérêts courus	9	9					
Total	3 914	483	376	1 235	818	369	633

(En millions d'euros)	31/12/2005						
	Total	- 1 an	1 à 2 ans	2 à 3 ans	3 à 4 ans	4 à 5 ans	+ 5 ans
1999	448	448					
2000	446		446				
2001	360	360					
2002	1 000				1 000		
2003	1 365	172		411		741	41
2004	397		90		257		50
2005	252					180	72
Intérêts courus	12	12					
Total	4 280	992	536	411	1 257	921	163

— Ventilation par devise :

(En millions d'euros)	31/12/2006		31/12/2005	
	Avant dérivés	Après dérivés	Avant dérivés	Après dérivés
Euro	2 928	1 824	2 993	1 294
Yen	986	2 090	1 287	2 986
Autres devises				
Total	3 914	3 914	4 280	4 280

— Ventilation par taux :

(En millions d'euros)	31/12/2006	31/12/2005
	Après dérivés	Après dérivés
Taux fixe	2 263	3 159
Taux variable	1 651	1 121
Total	3 914	4 280

B. Emprunts et dettes auprès des établissements de crédit. — Les emprunts et dettes auprès des établissements de crédit, principalement contractés hors du Groupe, s'élèvent à 484 M€ au 31 décembre 2006 (515 M€ au 31 décembre 2005).
Les emprunts et dettes auprès des établissements de crédit à plus d'un an comprennent des tirages à court terme sur des lignes de crédit dont l'échéance est à plus d'un an. Ils sont rémunérés au taux du marché.

— Ventilation par échéance :

(En millions d'euros)	31/12/2006						
	Total	- 1 an	1 à 2 ans	2 à 3 ans	3 à 4 ans	4 à 5 ans	+ 5 ans

2001	282	150	132				
2002	4	4					
2003							
2004	192	10	8	105	6	8	55
2005							
2006							
Intérêts courus	6	6					
Total	484	170	140	105	6	8	55

(En millions d'euros)	31/12/2005						
	Total	- 1 an	1 à 2 ans	2 à 3 ans	3 à 4 ans	4 à 5 ans	+ 5 ans
2001	300		150	150			
2002	8	4	4				
2003							
2004	201	9	10	8	105	6	63
2005	2	2					
Intérêts courus	4	4					
Total	515	19	164	158	105	6	63

— Ventilation par devise :

(En millions d'euros)	31/12/2006		31/12/2005	
	Avant dérivés	Après dérivés	Avant dérivés	Après dérivés
Euro	436	352	467	361
Yen		132		154
Autres devises	48		48	
Total	484	484	515	515

— Ventilation par taux :

(En millions d'euros)	31/12/2006	31/12/2005
	Après dérivés	Après dérivés
Taux fixe	383	414
Taux variable	101	101
Total	484	515

C. Emprunts et dettes financières divers. — Les échéances sont les suivantes :

(En millions d'euros)	2006	2005
Part à moins d'un an	2 235	2 863
Part à plus d'un an		200
Total	2 235	3 063

La part à moins d'un an, soit 2 235 M€, est principalement composée d'emprunts auprès de filiales du groupe dont la trésorerie est excédentaire, soit :
— 814 M€ d'emprunts auprès de Renault Espana SA ;
— 369 M€ d'emprunts auprès de SI Epone ;
— 106 M€ d'emprunts auprès de Renault Nissan Deutschland AG ;
— 86 M€ d'emprunts auprès de Dacia ;
— 74 M€ d'emprunts auprès de Renault Nederland ;
— 71 M€ d'emprunts auprès de Sicofram ;
— 49 M€ d'emprunts auprès de Renault Italia SPA ;
— 41 M€ d'emprunts auprès de Sirha ;
— 33 M€ d'emprunts auprès de Renault Osterreich ;
— 29 M€ d'emprunts auprès de Renault Nissan Suisse ;

— 22 M€ d'emprunts auprès de SIAM ;
— 21 M€ d'emprunts auprès de Renault Belgique Luxembourg ;
Elle comprend également 414 M€ de billets de trésorerie à moins d'un an auprès de diverses banques.
Aucun emprunt n'est assorti de sûretés réelles.
Le montant total inclut près de 7 M€ d'intérêts à recevoir suite à la mise en place le 21 février 2006 du cross currency swap sans sous-jacent de 45 milliards de yens.

15. – Autres dettes.

Les évolutions de ce poste s'analysent comme suit :

(En millions d'euros)	2006	2005	Variation 2006 / 2005
Dettes fiscales	18	76	-58
Autres		4	-4
Total	18	80	-62

La variation de 62 M€ sur le poste autres dettes comprend une baisse de la dette au titre de l'impôt pour 82 M€ compensée par une dette de 24 M€ d'impôt à reverser aux filiales dans le cadre de l'intégration fiscale.

16. – Comptes de régularisation passif.

Les comptes de régularisation sont essentiellement constitués des écarts de conversion passif liés à des gains de change latents sur des emprunts obligataires émis en yens ou swappés en yens pour un montant de 379 M€. Renault SA souscrit à des emprunts en yens ou swappés en yens dans le cadre de la couverture de l'actif net de Nissan.

17. – Informations concernant les sociétés liées.

Sont considérées comme sociétés liées, les sociétés qui sont intégrées globalement dans les comptes consolidés du Groupe.

— Compte de résultat :

(En millions d'euros)	2006		2005	
	Montant total	Dont sociétés liées	Montant total	Dont sociétés liées
Intérêts des prêts et créances rattachées aux participations	257	254	197	196
Dotations aux provisions liées aux participations			-1	
Intérêts versés et autres charges assimilées	-206	-4	-203	
Reprises de provisions et transferts de charges	6		8	

— Bilan :

(En millions d'euros)	2006		2005	
	Montant total	Dont sociétés liées	Montant total	Dont sociétés liées
Créances rattachées à des participations	9 513	9 434	8 516	8 275
Prêts	7		5	1
Créances	3		60	21
Disponibilités	30	13	12	10
Emprunts et dettes financières	2 235	1 784	3 063	2 902
Autres dettes	18		80	

18. – Instruments financiers.

A. Instruments de gestion du risque de taux et de change. — Les engagements correspondants (exprimés en valeur notionnelle, le cas échéant) se présentent comme suit :

(En millions d'euros)	31/12/2006	31/12/2005
Risques de change :		

Swaps de devises		
Achats	1 569	1 890
Dont opérations avec Renault Finance	931	719
Ventes	1 868	2 047
Dont opérations avec Renault Finance	1 118	797
Autres opérations de change à terme ou conditionnelles		
Achats	2 626	352
Dont opérations avec Renault Finance	2 626	352
Ventes	2 587	352
Dont opérations avec Renault Finance	2 587	352
Risques de taux :		
Swaps de taux	2 132	1 644
Dont opérations avec Renault Finance	1 836	1 337

Les opérations de gestion du risque de change comprennent pour l'essentiel des opérations de swaps de devises et de ventes à terme portant sur le yen pour un montant total nominal de 4 970 M€ (780 milliards de yens) au 31 décembre 2006 visant à couvrir partiellement l'actif net de Nissan en yens détenus par Renault. En outre, Renault SA réalise des ventes à terme dans le cadre de la couverture de prêts aux filiales libellés en devise.
Renault SA porte l'essentiel de l'endettement du Groupe. Sa politique de gestion du risque de taux s'appuie sur deux principes : le financement des investissements long terme à taux fixe et la constitution de réserves de liquidité à taux variable. Par ailleurs, les financements en yens mis en place dans le cadre des opérations de couverture des capitaux propres de Nissan sont réalisés à taux fixe sur des durées de 1 mois à 7 ans.
Pour mettre en oeuvre sa gestion du risque de taux et de change décrite ci-dessus, Renault SA a recours à des instruments dérivés. Ses interventions sur les marchés d'instruments financiers à terme sont principalement réalisées avec Renault Finance, filiale à 100% du Groupe.

B. Juste valeur des instruments financiers. — Les montants inscrits au bilan et les valeurs de marché estimées des instruments financiers de Renault SA sont les suivants :

(En millions d'euros)	31/12/2006		31/12/2005	
	Valeur au bilan	Juste valeur	Valeur au bilan	Juste valeur
Actifs :				
Valeurs mobilières de placement (1)	1 203	1 559	2 058	2 270
Prêts et créances rattachées à des participations	9 515	9 522	8 516	8 516
Trésorerie	30	30	12	12
Passifs :				
Titres participatifs	130	750	129	718
Emprunts obligataires	3 914	4 252	4 280	4 647
Autres dettes porteuses d'intérêts (2)	2 719	2 757	3 578	3 600

(1) Dont actions d'auto-contrôle.

(2) Hors titres participatifs.

C. Juste valeur estimée des instruments hors bilan :

(En millions d'euros)	31/12/2006		31/12/2005	
	Actif	Passif	Actif	Passif
Contrats de change à terme	2 625	2 589	333	333
Dont opérations avec Renault Finance	2 625	2 589	333	333
Swaps de devises	1 925	1 590	2 178	1 947
Dont opérations avec Renault Finance	1 094	896	846	753
Swaps de taux	27	8	78	15
Dont opérations avec Renault Finance	27	1	53	3

Hypothèses et méthodes retenues. — Les justes valeurs estimées ont été déterminées en utilisant les informations disponibles sur les marchés et les méthodes d'évaluation appropriées selon les types d'instruments. Toutefois, les méthodes et hypothèses retenues sont par nature théoriques, et une part importante de jugement intervient dans l'interprétation des données du marché. L'utilisation d'hypothèses différentes et/ou de méthodes d'évaluation différentes pourrait avoir un effet significatif sur les valeurs estimées.
Les justes valeurs ont été déterminées sur la base des informations disponibles à la date de clôture de chaque exercice, et ne prennent donc pas en compte l'effet des variations ultérieures.

En règle générale, quand l'instrument financier est coté sur un marché actif et liquide, la valeur de marché est calculée sur la base du dernier cours coté. Pour les instruments non cotés, la valeur de marché est déterminée à partir de modèles de valorisation reconnus qui utilisent des paramètres de marché observables. Si Renault SA ne dispose pas des outils de valorisation, notamment pour les produits complexes, les valorisations sont obtenues auprès d'établissements financiers de premier plan.
Les principales hypothèses et méthodes d'évaluation retenues sont les suivantes :

Actifs financiers :
— Valeurs mobilières : les justes valeurs des titres sont déterminées principalement par référence aux prix du marché.
— Prêts et créances rattachées à des participations : pour les prêts à moins de trois mois à l'origine, les prêts à taux variable et pour les créances rattachées à des participations, la valeur inscrite au bilan est considérée comme la juste valeur. Les autres prêts à taux fixe ont été estimés en actualisant les flux futurs aux taux proposés à Renault SA au 31 décembre 2006 et au 31 décembre 2005 pour des prêts de conditions et échéances similaires.

Passifs. — La juste valeur des dettes financières est déterminée par l'actualisation des flux futurs aux taux proposés à Renault SA au 31 décembre 2006 et au 31 décembre 2005 pour des emprunts de conditions et échéances similaires. La juste valeur des titres participatifs est estimée sur la base de la valeur boursière à la clôture de l'exercice.

Instruments de change hors bilan. — La juste valeur des contrats à terme est estimée à partir des conditions du marché. La juste valeur des swaps de devises est déterminée en actualisant les flux financiers, en utilisant les taux (change et intérêt) du marché respectivement au 31 décembre 2006 et au 31 décembre 2005 pour les durées résiduelles des contrats.

Instruments de taux hors bilan. — La juste valeur des swaps de taux représente ce que Renault SA recevrait (ou paierait) pour dénouer à la date de clôture les contrats en cours, prenant en compte les taux d'intérêts courants et la qualité de la contrepartie de chaque contrat respectivement au 31 décembre 2006 et au 31 décembre 2005.

19. – Autres engagements et passifs éventuels.

Les « engagements hors bilan » se décomposent comme suit :

(En millions d'euros)	2006		2005	
	Montant total	Dont sociétés liées	Montant total	Dont sociétés liées
Engagements reçus :				
Avals, cautions et garanties	1	1	1	1
Lignes de crédit ouvertes non utilisées	4 665	142	4 625	112
Total	4 666	143	4 626	113
Engagements donnés :				
Avals, cautions et garanties	453	450	453	450
Lignes de crédit ouvertes non utilisées	165	165	169	152
Total	618	615	622	602
Engagements financiers :				
Ventes à terme de devises	2 587	2 587	352	352
Achats à terme de devises	2 626	2 626	352	352
Swap de devises : prêt	1 868	1 118	2 047	797
Swap de devises : emprunt	1 569	931	1 890	719
Swap de taux	2 132	1 836	1 644	1 337

Dans le cadre de la gestion du ratio grands risques de RCI banque, Renault SA a accordé à Cogera (filiale détenue à 100% par RCI banque) une ligne de crédit de 450 M€ à compter de décembre 2004. Afin de respecter les conditions posées par la Commission Bancaire, le recours de Renault SA est limité aux seuls remboursements effectués par les entités Reagroup à Cogera, au titre des financements de stocks qui leur sont octroyés par Cogera. Egalement, pour garantir le paiement par les entités Reagroup à Cogera des créances résultant desdits financements, la créance de Renault SA au titre de la ligne de crédit est nantie au profit de Cogera. Le montant de ce nantissement est de 450 M€ au 31 décembre 2006.
Les opérations de ventes à terme et de swaps réalisées par Renault SA sont décrites ci-dessus (note 18. A - Instruments de gestion du risque de taux et de change).

20. – Capacité d'autofinancement.

La capacité d'autofinancement est déterminée comme suit :

(En millions d'euros)	2006	2005
Bénéfice net	1 941	581
Dotation aux amortissements charges à répartir	5	6
Dotations nettes aux provisions pour risques et charges à plus d'un an	-9	-144
Transfert de charges financières (soulte EMTN N°21)	-4	

Plus-value sur cession titres Nissan Diesel		-106
Total	1 933	337

21. – Effectifs.

Renault SA ne compte aucun salarié.

22. – Rémunérations allouées aux membres des organes d'administration.

Les rémunérations allouées aux membres du conseil d'administration représentent moins de 1 M€.

23. – Evénements postérieurs à la clôture.

Aucun événement significatif n'est intervenu postérieurement à la clôture des comptes.

Renseignements concernant les filiales et participations (en millions d'euros) :

Sociétés	Capital	Réserves et report à nouveau (2)	Quote-part du capital détenu en %	Valeur inventaire des titres détenus
Participations				
Renault S.A.S.	534	3 053	100,00	6 738
Dacia	947	-395	99,31	685
Nissan Motor Co Ltd (1)	3 860	17 994	44,33	
Sofasa	1	81	23,71	25
Total participations				7 448

(1) Sur la base des comptes proforma de Nissan Motor Co Ltd au 31 décembre 2006 convertis au cours de 156,93 yens pour un euro.

(2) Avant affectation du résultat.

Renseignements concernant les filiales et participations (en millions d'euros) :

Sociétés	Prêts et avances consentis par Renault SA et non remboursés	Chiffre d'affaires HT du dernier exercice	Bénéfice net ou perte du dernier exercice	Dividendes encaissés par Renault SA en 2006
Participations				
Renault S.A.S.	1 329	32 905	-629	973
Dacia		1 665	106	
Nissan Motor Co Ltd		65 102	3 634	431
Sofasa		611	23	

Mentions relatives aux prises de participation. — Aucune prise de participation n'est intervenue sur l'exercice 2006.

0703076

Q1 2007 revenues

April 27th, 2007


DACIA
LOGAN
MCV

Thierry Moulonguet, CFO
Patrick Blain, EVP Sales & Marketing

RENAULT

Ex C

Renault group worldwide sales



World
- 3.8%
621.4
597.6
Q1 06
Q1 07
Europe
- 7.9%
278.8
256.8
Q1 06
Q1 07
France
- 9.5%
177.2
160.4
Q1 06
Q1 07
Thousands of units (Cars+LCVs)
France
+ Europe
- 8.5%
Americas
+ 27.8%
47.4
60.5
Q1 06
Q1 07
Euromed
+ 4.9%
74.6
78.2
Q1 06
Q1 07
Asia-Africa
- 4.2%
43.5
41.7
Q1 07
International
+ 9.1%

Q1 change in consolidation

In million euros

	31/03/2006 Published	Change in Perimeter / Consolidation[1]	31/03/2006 Pro forma
Automobile	**10,055**	5	**10,060**
Sales Financing	**483**	-2	**481**
TOTAL	**10,538**	**3**	**10,541**

Renault group
Revenues by division Q1

In million euros

	Q1 2006 Pro forma*	Q1 2007	Change (%)
Automobile	10,060	9,778	- 2.8%
Sales Financing	481	478	- 0.6%
TOTAL	**10,541**	**10,256**	**- 2.7%**

** 2006 data has been restated on a consistent basis*

Automobile division revenues down 2.8% Q1

Contribution to the change in revenues



Volume
Mix/ price
Exchange rate
+0.4
+0.1
-5.6
-5.1
France + Europe
Volume
Mix/ price
Exchange rate
+1.3
+0.7
-0.9
+1.0
Euromed + Americas + Asia-Africa
+1.3
Others

Group sales in the France & Europe Regions


France
Europe
Thousands of units (Cars+LCVs)
443.6
- 9,5%
401.3
Q1 06
Q1 07
Renault brand
12.5
+ 26,9%
15.9
Q1 06
Q1 07
Dacia brand*
456.0
- 8,5%
417.2
Q1 06
Q1 07
Renault Group

* Different scale

Forecasted residual values

Forecasted residual values at 3 years and 100,000km
France, Germany, Italy and Spain



50,0%
45,0%
40,0%
35,0%
Scénic
Renault car range average
Clio
Clio III
Scénic II ph2
Jul-03
Jan-04
Aug-04
Mar-05
Sept-05
Feb-06
Jun-06
Sept-06
Jan-07
Apr-07

Source: Eurotax

Scénic II phase 2

Registrations in France
Thousands of units (Cars)



+ 10.0%
30
25
20
15
10
5
0
24.4
26.9
Q1 2006
Q1 2007



SCENIC



Grand Scénic 5 seats





Grand Scénic 7 seats



Scénic (5 seats)

Scénic Conquest


SCENIC

Renault group LCV sales stable at 83k unit in France + Europe*

Change Q1 2007 / Q1 2006
In units (LCVs)



+ 1.7%
+ 204
-1,516
- 5.6%
+ 13.3%
+ 2,273
+ 1.3%
+ 230
- 1,202
- 13.5%
Clio
Kangoo
Trafic
Master
Others



Trafic

** Sales of LCVs in France + Europe account for 83% of Renault Group worldwide LCV sales.*

Group sales in the Euromed Region



Renault brand
Dacia brand
Thousands of units (Cars+LCVs)
+ 4.9%
74.6
78.2
Q1 06
Q1 07
EUROMED
- 11.4%
29.0
25.7
Q1 06
Q1 07
Romania
- 17.7%
16.7
13.7
Q1 06
Q1 07
Turkey
+ 67.5%
10.7
17.9
Q1 06
Q1 07
Russia
+ 5.5%
15.2
16.0
Q1 06
Q1 07
N. Africa

Group sales in the Asia-Africa Region



Renault brand
Dacia brand
Samsung brand
Thousands of units (Cars+LCVs)
- 4.2%
43.5
41.7
Q1 06
Q1 07
ASIA-AFRICA
+ 1.1%
28.6
28.9
Q1 06
Q1 07
South Korea
- 46.0%
4.7
2.6
Q1 06
Q1 07
South Africa

Group sales in the Americas Region


Renault brand
Dacia brand
Samsung brand
Thousands of units (Cars+LCVs)
+ 27.8%
47.4
60.5
Q1 06
Q1 07
AMERICAS
+ 31.5%
11.0
14.5
Q1 06
Q1 07
Brazil
+ 50.3%
14.5
21.9
Q1 06
Q1 07
Argentina
+ 21.8%
7.7
9.4
Q1 06
Q1 07
Colombia
+ 71.5%
2.9
4.9
Q1 06
Q1 07
Venezuela

Logan worldwide sales



Thousands of units (Cars+LCVs)
+ 18.0%
53.7
63.4
70
60
50
40
30
20
10
0
Q1 2006
Q1 2007



Logan Van
Logan MCV
Logan Sedan

Presentation of New Twingo at the Geneva Motorshow

"Au 1er coup d'œil on constate que la Twingo a évolué de la petite charmeuse à **une vraie voiture**." (Der Spiegel)


TWINGO

"L'argument le plus important pour Twingo était la **modularité**.Les français l'ont encore améliorée" (Autobild - 8 mars 07)

« Cute looks, great interior and some very clever storage ideas » (Autocar – UK)

"The new generation has a much more dynamic and attractive design" (Coche Actual – Spain)


TWINGO
RENAULT

"... **This new small star should be a big hit** when it goes on sale... "(The Scottish Sun)

"La voici enfin dévoilée au salon de Genève, plutôt **affûtée et sexy**..."

(Ouest France - 6 mars 07)

"Parmi les plus belles du Salon, la nouvelle Twingo introduit des nouveautés tant esthétiques que fonctionnelles"

(La Gazetta dello Sport)

Alliance

- RNPO:
  from 75% to 82% of the total purchases of Renault & Nissan

RENAULT NISSAN

- Nissan Mexicana to introduce this summer a New compact Sedan based on the Logan


AYRTON SENNA

- Signature of a MOU between Mahindra, Renault and Nissan for the construction of a greenfield site in Chennai with an installed capacity of 400,000 units




Q&A session
RENAULT

Ex E

Mixed General Meeting


TWINGO





Wednesday May 2, 2007

at 3 p.m.

at the Palais des Congrès,
2, place de la porte Maillot - 75017 Paris



RENAULT



Summary





Agenda of the Mixed (joint Ordinary and Extraordinary) General Meeting of May 2, 2007

As Ordinary General Meeting:

- Approval of the consolidated accounts. **(First resolution)**
- Approval of the annual Company accounts. **(Second resolution)**
- Appropriation of the results. **(Third resolution)**
- Agreements referred to in Article L. 225-38 of the Commercial Code. **(Fourth resolution)**
- Renewal of a director's term of office. **(Fifth resolution)**
- Ratification of the co-opting of a director. **(Sixth resolution)**
- Ratification of the co-opting of a director and renewal of his term of office. **(Seventh resolution)**
- Appointment of a new director. **(Eighth resolution)**
- Report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans. **(Ninth resolution)**
- Authorisation for the Company to trade in its own shares on the stock market. **(Tenth resolution)**

As Extraordinary General Meeting:

- Authorisation to cancel holdings of the Company's own shares. **(Eleventh resolution)**
- Delegation of powers to the Board of directors in order to issue ordinary shares and securities granting access to the registered capital, with maintenance of the shareholders' preferential subscription right. **(Twelfth resolution)**
- Delegation of powers to the Board of directors in order to issue ordinary shares and securities granting access to the registered capital, with exclusion of the shareholders' preferential subscription right. **(Thirteenth resolution)**
- Authorisation granted to the Board of directors in the event of capital increase, with or without exclusion of the shareholders' preferential subscription right, to increase the number of securities to be issued. **(Fourteenth resolution)**
- Delegation of powers to the Board of directors in order to issue ordinary shares and securities granting access to the share capital, as remuneration for contributions in kind made to the Company in the form of shares or securities granting access to share capital. **(Fifteenth resolution)**
- Delegation of powers to increase the Company's capital by incorporating reserves or profits, share issue premiums or contribution issue premiums. **(Sixteenth resolution)**
- Global limitation of authorisations. **(Seventeenth resolution)**
- Capital increase by the issue of shares reserved to employees. **(Eighteenth resolution)**
- Amendment of Article 11 of the Articles of Association. **(Nineteenth resolution)**
- Amendment of Article 21 of the Articles of Association. **(Twentieth resolution)**

As Ordinary General Meeting:

- Powers for formalities. **(Twenty-first resolution)**

Presentation of the resolutions

Twenty-one resolutions are being submitted to the Mixed General Meeting which will be convened on May 2, 2007.

The Board first of all proposes the adoption of ten resolutions by the Ordinary General Meeting:

Approval of the annual accounts and appropriation of the results

The **first two resolutions** deal with the approval of the consolidated accounts and Renault's annual accounts for the 2006 financial year.

The presented accounts have been drawn up in accordance with regulations in force, using IFRS (International Financial Reporting Standards) for the consolidated accounts and in compliance with French statutory and regulatory provisions for the Company's own annual accounts.

The **third resolution** deals with the appropriation of the Company's results for the 2006 financial year and the payment of dividends.

It is proposed that the shareholders approve the distribution of a dividend of 3.10 euros, for payment in cash on May 15, 2007.

Following growth of more than 33% for the 2005 financial year, the dividend for the 2006 financial year will increase by more than 29%. Considering the number of shares in circulation, this distribution corresponds to a total amount of 883,305,065.80 euros.

This dividend complies with Renault's dividend distribution policy announced in the framework of the Renault Contract 2009 plan, which aims at a dividend of 4.50 euros in 2009.

Regulated agreements

In the context of the day-to-day operation of a company, and especially where the company is the essential element in a group of companies, agreements may arise directly or indirectly between it and another company having the same senior executives or directors, or between the company and its executives or directors, or between it and a shareholder holding more than 10% of its share capital. These agreements, termed "regulated agreements" or "regulated conventions", must receive the prior authorisation of the Board of directors.

The **fourth resolution** therefore proposes that the General Meeting, following the reading of the special report of the Statutory Auditors in accordance with Article L. 225-38 of the Commercial Code, approve the sole regulated agreement to have arisen in 2006.

The Board of directors, at its meeting of October 31, 2006, was called upon to clarify the top-up pension scheme for senior executives, regarding (i) the conditions for entitlement under the pensions system and (ii) the individual and collective nature of entering into this pension system.

Mr Ghosn and Mr Schweitzer, having a direct interest in this matter, did not take part in the vote.

A list of the agreements which were authorised over the 2006 financial year appears in the Statutory Auditors' special report.

Renewal of the term of office of a director

The fifth resolution asks you to renew the appointment of Mr Henri Martre as director. His term of office will thus be renewed for a period of four years and will come to an end at the close of the General Meeting which is to vote on the accounts of the financial year ending on December 31, 2010.

Mr Henri Martre, 79 years old, is Chairman of the International Strategy Committee.

Ratifications of the term of office of two directors

The sixth resolution asks you to ratify the appointment of Mrs Catherine Bréchignac, designated by government order of December 21, 2006 as representative of the State, which was the subject of a decision of the Board of directors at its meeting of February 7, 2007. Mrs Catherine Bréchignac has succeeded to Mr Bernard Larrouturou for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2007.

Mrs Catherine Bréchignac, 60 years old, is Chairman of the CNRS and has been nominated as member of the International Strategy Committee.

The seventh resolution asks you to:

- ratify the appointment of Mr Rémy Rioux, designated by government order of February 23, 2007 as representative of the State, which was the subject of a decision of the Board of directors at its meeting of February 28, 2007. Mr Rémy Rioux has succeeded to Mr Jean-Louis Girodolle for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2006;
- renew the term of office of Mr Rémy Rioux as director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2010.

Mr Rémy Rioux, 37 years old, is First class rapporteur at the Cour des comptes (Audit Office) and has been nominated as member of the Accounts and Audit Committee.

Appointment of a new director

The eighth resolution concerns the appointment of Mr Philippe Lagayette as director replacing Mr Studer whose term of office shall expire at the end of this General Meeting, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2010.

Mr Philippe Lagayette, 64 years old, is Chairman of J.P. Morgan in France.

On the basis of the criteria adopted to assist the Board in assessing the independence of its members, the consequence is that if the renewals, ratifications and appointment of these directors is approved by the General Meeting, Renault's Board of directors will comprise seven independent directors out of 18 members.

Additional information about the positions held by the directors is presented on pages 15-16 of this document and taken up in Chapter 4, Section 4.1.1.1 of the 2006 Reference Document.

Statutory Auditors' report on equity loans

The ninth resolution proposes that the General Meeting take formal note of the Statutory Auditors' report on elements used to determine the remuneration of equity loans, including in particular its variable part tied to the development of Renault's consolidated turnover in 2006 as determined by constant methods with reference to a constant structure.

The coupon which will be paid to bearers of Renault equity loans on October 24, 2007 will amount to 20.77 euros, comprising a fixed part of 10.29 euros and a variable part of 10.48 euros.

Authorisation for the Board to purchase the Company's own shares

Over 2006, your Company did not acquire any of its own shares pursuant to the authorisation granted by the General Meeting of May 4, 2006. At December 31, 2006 there were 7,681,580 shares held in portfolio; this corresponds to a 2.7% holding in the Company's own share capital. Holdings of the Company's own shares are not entitled to dividends or voting rights.

In the tenth resolution, we propose that you authorise the Board of directors to put a programme into place for the acquisition of the Company's own shares under those conditions laid down by law. This authorisation is given for a maximum period of eighteen months as of this General Meeting, and will substitute itself for the authorisation given at the last General Meeting. This resolution is very similar to the one adopted last year. However, considering the price that the Renault share has attained (historic high in 2006 of 97.85 euros), this resolution has been revised in order to increase the maximum purchase price at 150 euros per share (compared to 100 euros last year).

The maximum number of shares that may be acquired is limited to 10% of the share capital and the maximum amount of funds which may be invested in purchasing these shares is 2,849.4 million euros.

A document entitled "programme description", describing the terms of these purchases can be consulted on the www.renault.com website under the Finance tab. Moreover, in accordance with the Transparency Directive which entered into force on January 20, 2007, this information is published in the "Regulated Information" section on said website.

An overview of these operations will be presented in the special report to be presented to the General Meeting called to decide on the accounts for the 2007 financial year.

Next, ten resolutions are within the powers of the Extraordinary General Meeting:

Authorisation to reduce the share capital by cancelling shares

In **the eleventh resolution,** it is proposed that the General Meeting authorise the Board, for a period of 18 months, to reduce the registered capital by cancelling shares acquired in the programme for purchase of the Company's own shares. The terms for these acquisitions are those defined in the tenth resolution.

Cancelling shares causes a change in the amount of the registered capital, and consequently a change in the terms of the Articles of Association, which can only be authorised by the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate such powers to the Board.

This authorisation will cause any prior authorisation of the same nature to lapse, with respect to any unused amounts thereunder.

Capital increase

The twelfth, thirteenth, fourteenth, fifteenth and sixteenth resolutions are intended to provide the Board of your Company with a bundle of authorisations allowing it, where necessary, to proceed with various financial operations causing a capital increase for the Company, with or without a preferential subscription right being retained for current shareholders, by decision of the Board alone.

It may be recalled that the preferential subscription right is the right for every shareholder to subscribe to a number of new shares in proportion to his holding in the share capital, *by preference* over subscribers who have no shareholdings at the time of the capital increase. However, although the Company acknowledges the legitimacy of this right, it is no less the case that it has to be able to provide for the possibility, in its financial resolutions, to proceed with capital increases while excluding the preferential right. Indeed, this is the only possible mechanism when the Company calls on the international market. The diversity of financial instruments and rapid changes in the markets mean that it is necessary to have the greatest degree of flexibility at hand, in order to choose the terms of issue which are most favourable for the Company and its shareholders, and to complete transactions rapidly according to the opportunities which arise. Indeed, the Company's development strategy may in particular lead it to call on the financial market to obtain the necessary capital.

That said, the shareholders' attention is drawn to the fact that the inconveniences that would arise from a possible capital increase which excludes their preferential right is compensated by the possibility for the Board to grant the shareholders a priority subscription period.

These authorisations are therefore designed to give your Board the greatest latitude to act to the best of your Company's interests, but within the limits, however, of the powers granted by your General Meeting.

Last year, your General Meeting adopted amendments to the Articles of Association giving your Company the possibility of delegating competencies in a manner which conforms better to current market practices. The authorisations granted under the **twelfth, thirteenth, fourteenth, fifteenth and sixteenth resolutions** adopt this mechanism. With this reserve, the resolutions were adopted by your General Meeting on April 29, 2005, with their amounts remaining the same. They are valid until the General Meeting called to decide on the accounts of the 2008 financial year.

Such issues may either:

- maintain the shareholders' preferential subscription rights (**twelfth resolution**);
- exclude the shareholders' preferential subscription rights (**thirteenth and fourteenth resolutions**).

The **thirteenth resolution** specifically deals with share issues which exclude the preferential subscription right. In this respect, it is recalled that the exclusion of the preferential subscription right does not have the effect of depriving the "old shareholder" of his right to subscribe to the capital increase; however, it does remove his right to subscribe *by preference* to the capital increase, so that the "old shareholder" will be at the same level as all of the subscribers, whether already shareholders or not. We would like to specify, however, that the Board of directors may, under the resolution, grant priority to shareholders for subscription.

The fourteenth resolution will allow your Board to adapt the amount of the capital increase, within certain limits, to the reality of the demand.

In this respect, the Board grants powers to increase the number of shares to be issued, under conditions laid down by law, if it observes surplus demand. Pursuant to Article 155-4 of the decree of 1967 on commercial companies, the maximum number of shares which may be issued, in the event of surplus demand, within a period of thirty days following the close of subscriptions and at the same price as for the initial issue, currently represents 15% of the initial issue.

By the fifteenth resolution, the General Meeting authorises the Board of directors to proceed with the issue of shares up to a limit of 10% of the share capital in order to remunerate contributions in kind made to the Company, where statutory provisions concerning contributions in kind by way of public exchange offerings do not apply.

By the sixteenth resolution, the Board may also, by its decision alone, increase the capital by way of incorporating reserves, profits, share issue premiums or contribution issue premiums. Such a capital increase, for a maximum par value of one billion euros, may be undertaken by the creation and gratuitous allotment of shares or by the increase of the par value of shares or by the joint use of both of these processes.

The seventeenth resolution specifies that the global maximum par value of all capital increases whether immediate and/or at a future date, arising in the use of the authorisations granted in the aforementioned **twelfth**, **thirteenth**, **fourteenth** and **fifteenth** resolutions, may not exceed five hundred million euros. The maximum par value of loan securities liable to be issued pursuant to the aforementioned authorisations may not exceed three billion euros.

Capital increase by issue of shares reserved to employees

The authorisation given by the Mixed General Meeting on April 29, 2005 to proceed with capital increases reserved to employees, within a limit of 4% of the share capital, has not been used.

As this Extraordinary General Meeting is being called upon to decide on the grant of powers to increase the Company's share capital, then in accordance with Article L. 225-129-6 of the Commercial Code we are submitting a resolution concerning a capital increase reserved to employees in the framework of Articles L. 443-1 and L. 443-5 of the Employment Code on employee shareholding, and Articles L. 225-138 and L. 225-138-1 of the Commercial Code. Consequently, in **the eighteenth resolution** we ask you to grant your Board powers to proceed, on one or more occasions, with a capital increase reserved to employees who are members of a company savings scheme, by issuing new shares and, where applicable, the gratuitous allotments of shares, within a limit of 4% of the amount of shares making up the registered capital.

Amendments to the Articles of Association

In the nineteenth and twentieth resolutions, you are asked to approve amendments to the Articles of Association, in order to make them compliant with:

- law No. 2006-1770 of December 30, 2006 for the development of employee profit-sharing and employee shareholding: the proposal is to insert, in Article 11 of the Articles of Association, the conditions and methods for appointing the director representing the employee shareholders;
- decree No. 2006-1566 of December 11, 2006: the proposal is to amend Article 21 of the Articles of Association in order to replace the practice of non-transferability certificates by a "record date" mechanism, fixed at 3 days before the General Meeting.

Finally, the Board proposes the adoption of one resolution by the Ordinary General Meeting:

Formalities

The twenty-first resolution is a standard resolution granting powers necessary to proceed with publication and other formalities.

Text of the resolutions

➔ As Ordinary General Meeting:

First resolution

Approval of the consolidated accounts

The General Meeting, having examined the management report from the Board of directors and the report of the Statutory Auditors on the accounts of the financial year ended on December 31, 2006, hereby approves the consolidated accounts as they have been presented to it, drawn up pursuant to Articles L. 233-16 et seq. of the Commercial Code, showing net profits of 2,943,140,000 euros.

Second resolution

Approval of the annual Company accounts

The General Meeting, having examined the management report from the Board of directors and the report of the Statutory Auditors on the accounts of the financial year ended December 31, 2006, hereby approves, as they have been presented, the accounts for this financial year showing profits of 1,941,035,057.55 euros. It also approves the operations evidenced by these accounts or summarised in these reports.

Third resolution

Appropriation of the results

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	€1,941,035,057.55
Allocation to the statutory reserve	/
Remainder	€1,941,035,057.55
Previous carry forward	€6,041,234,279.09
Distributable profits for the financial year	€7,982,269,336.64
Dividends	€883,305,065.80
New carry forward	€7,098,964,270.84

A net dividend of 3.10 euros will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to the following where the recipients are natural persons domiciled in France:

- on the one hand, a tax allowance of 40%, (in accordance with Article 158-3-2° of the *Code général des impôts* [General Tax Code] in its new drafting);
- on the other hand, a fixed annual allowance of €1,525 for persons who are unmarried, divorced, married with separate taxation or widowed, or €3,050 for persons who are married and subject to joint taxation or in a civil union and subject to joint taxation (pursuant to the new provisions of Article 158-3-5° of the General Tax Code).

The dividend shall be payable on May 15, 2007.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

In addition, the General Meeting acknowledges that, over the last three financial years, the following dividends have been paid out.

Financial year	Dividend per share	Tax credit	Overall income per share
2003	1.40	either 0.70 or 0.21	either 2.10 or 1.61
2004	1.80	no tax credit	
2005	2.40	no tax credit	

Fourth resolution

Agreements referred to in Article L. 225-38 of the Commercial Code

The General Meeting, after having heard the reading of the report of the Statutory Auditors on agreements referred to in Article L. 225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves each of these agreements referred to therein.

Fifth resolution

Renewal of a director's term of office

The General Meeting hereby renews the term of office of Mr Henri Martre as director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2010.

Sixth resolution

Ratification of the co-opting of a director

The General Meeting hereby ratifies the appointment of Mrs Catherine Bréchignac, designated by government order of December 21, 2006 published in "Journal Officiel" of January 16, 2007 as representative of the State, which was the subject of a decision of the Board of directors at its meeting of February 7, 2007. Mrs Catherine Bréchignac has succeeded to Mr Bernard Larrouturou for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2007.

Seventh resolution

Ratification of the co-opting of a director and renewal of his term of office

The General Meeting hereby decides to:

- ratify the appointment of Mr Rémy Rioux, designated by government order of February 23, 2007 published in "Journal Officiel" of February 28, 2007 as representative of the State, which was the subject of a decision of the Board of directors at its meeting of February 28, 2007. Mr Rémy Rioux has succeeded to Mr Jean-Louis Girodolle for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2006;
- renew the term of office of Mr Rémy Rioux as director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2010.

Eighth resolution

Appointment of a new director

The General Meeting hereby appoints Mr Philippe Lagayette, replacing Mr Studer whose term of office shall expire at the end of this General Meeting, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2010.

Ninth resolution

Report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans

The General Meeting takes note of the report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans.

Tenth resolution

Authorisation for the Company to trade in its own shares on the stock market

The General Meeting, having examined the report from the Board of directors, authorises the Board of directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations. The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- use all or part of the shares acquired in order to cover stock option plans or other forms of allotment to the employees and directors of the Company and of its group, under those terms and conditions laid by law (including in particular for the gratuitous allotment of shares);
- deliver its shares for the exercise of rights attached to securities which provide entitlement, either by conversion, exercise, redemption or exchange, to the attribution of shares in the Company, in the framework of stock market regulations;
- animate and maintain the secondary market or the liquidity of Renault's shares through an Investment Services Provider via a liquidity agreement in accordance with the good trade practices charter recognised by the *Autorité des marchés financiers* (French financial markets authority);
- use all or part of the shares acquired for conservation and later delivery as exchange or as payment in the context of any external growth operations;
- cancel them, subject to the adoption of the eleventh resolution by the Mixed General Meeting;
- implement any market practice as may be permitted by *Autorité des marchés financiers*, and generally proceed with any compliant transaction.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares, and through the use of financial derivatives, and at such times as the Board of directors may think fit, and the shares so acquired may be sold or transferred by any means in compliance with regulations in force.

The General Meeting hereby fixes the maximum purchase price at 150 euros per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand, it being recalled that this limit applies to an amount of the Company's share capital as adjusted, where applicable, to take account of any transactions affecting the registered capital after this General Meeting. The total amount that the Company may use for the purchase of its own shares may not exceed 2,849,371,180 euros.

The number of shares acquired by the Company with a view to their conservation or exchange in the context of a merger, demerger, spin-off or capital contribution may not exceed 5% of its share capital.

In the event of a capital increase by incorporation of reserves, gratuitous allocation of shares or increase of the par value of shares, or in the event of either a division or consolidation of shares, or any other transaction concerning shareholders' equity, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the ratio between the number of shares making up the registered capital prior to the operation and this number after the operation.

The General Meeting notes that the shareholders shall be informed, at the next annual General Meeting, of the precise allocation of acquired shares to the various pursued aims for all acquisitions of the Company's own shares.

The General Meeting decides that this authorisation may also be used during a period of public purchase and/or exchange offer, as well as for a share price guarantee procedure, in compliance with regulations in force.

This authorisation is granted for a duration which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of directors, with the possibility of sub-delegation, in order to make all stock market orders, conclude any and all agreements, draw up all documents including notably for information purposes, proceed with all formalities and declarations with respect to all bodies and, in general, do all that is necessary.

As Extraordinary General Meeting:

Eleventh resolution

Authorisation to cancel holdings of the Company's own shares

The General Meeting, having examined the report from the Board of directors and the special report of the Statutory Auditors, authorises the Board of directors, pursuant to Article L. 225-209 of the Commercial Code, with the possibility to sub-delegate such authorisation:

- to cancel, on one or more occasions, any shares acquired through the implementation of the authorisation granted in the tenth resolution submitted to this General Meeting, or any resolution which may be substituted for the same, up to a limit, within any period of twenty-four months, of 10% of the total number of shares making up the registered capital at the time of such operation, and, correlatively, to reduce the registered capital by applying the amount of the difference between the redemption value of the shares and their par value against any issue premium item or reserve item in the accounts;
- to amend the Articles of Association as a consequence and fulfil all necessary formalities.

This authorisation has been granted for a period which shall end at the next annual General Meeting called to approve the accounts, without however exceeding a maximum duration of eighteen months.

Twelfth resolution

Delegation of powers to the Board of directors in order to issue ordinary shares and securities granting access to the registered capital, with maintenance of the shareholders' preferential subscription right

The General Meeting, having examined the report from the Board of directors and the special report from the Statutory Auditors, and pursuant to the provisions of Articles L. 225-129 to L. 225-129-6, L. 228-91 and L. 228-92 of the Commercial Code:

1. delegates to the Board of directors such powers as are necessary in order to proceed, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the Company as well as any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the Company;
2. decides that the amount of the capital increases liable to be made immediately and/or at a future date pursuant to the above delegation of powers may not exceed five hundred million euros, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to shares;
3. decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, or its equivalent in foreign currencies;
4. decides that the shareholders may exercise their preferential subscription rights for irreducible amounts under such conditions as provided by law. In addition, the Board of directors shall have the possibility of granting shareholders the right to subscribe, as reducible amounts, to a number of shares which is greater than the number they may subscribe to as irreducible amounts, proportionally to their subscription rights and, in any event, up to the limit of the number they request.

   Where subscriptions made irreducibly and, where applicable, reducibly do not absorb the entire issue of shares or securities as defined above, the Board of directors may make use of one or more of the following possibilities, in such order as it may think fit:

   - limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue,
   - freely allot all or part of the unsubscribed securities,
   - offer all or part of the unsubscribed securities to the general public;
5. observes that, where necessary, the above delegation of powers shall fully and automatically carry with it, in favour of holders of securities providing entitlement to shares in the Company at a future date as may be issued, the waiver by the shareholders of their preferential right of subscription to the shares to which said securities provide entitlement;
6. decides to exclude the shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;
7. decides that the sum collected by the Company or which is to be collected by it for each of the shares issued in the framework of the above delegation of powers, shall be at least equal to the par value of the shares;
8. decides that the Board of directors shall have all powers, with the right to sub-delegate, under those conditions laid down by law, to implement this delegation of powers, to determine the terms of issue, to observe the capital increases arising as a consequence, to proceed with any adjustments in order to take account of the impact of the operation on the Company's share capital and to fix the mechanism for the preservation of rights of holders of securities providing future access to the share capital of the Company, in accordance with laws and regulations, and to proceed with the correlative amendment of the Articles of Association. In addition, the Board may proceed, where necessary, with any and all deductions from the issue premium including in particular for expenses incurred for the completion of the issue, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly;
9. decides that in the event of an issue of loan securities, the Board of directors shall have all powers, with the possibility of sub-delegating said powers under those conditions laid down by law, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their issue currency, their term, the fixed or variable redemption price with or without a premium, the details of amortisation on market

conditions and the conditions under which said securities shall provide entitlement to shares in the Company.

The Board of directors shall report to the shareholders on the use which is made of this delegation of powers, under those conditions laid down in Article L. 225-100 paragraph 6 of the Commercial Code;

10. the delegation of powers thus granted to the Board of directors shall be valid for a period of twenty-six months as of this date, and, within this limit, until the meeting of the General Meeting called to decide on the accounts for the 2008 financial year; this delegation of powers shall cancel the effect of any prior delegation of powers concerning the same subject-matter.

Thirteenth resolution

Delegation of powers to the Board of directors in order to issue ordinary shares and securities granting access to the registered capital, with exclusion of the shareholders' preferential subscription right

The General Meeting, having examined the report from the Board of directors and the special report from the Statutory Auditors, and pursuant to the provisions of Articles L. 225-129 to L. 225-129-6, L. 228-91 and L. 228-92 et seq. of the Commercial Code:

1. delegates to the Board of directors such powers as are necessary in order to proceed by way of public offering, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the Company as well as any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the Company, including where said securities are issued pursuant to Article L. 228-93 of the Commercial Code;

2. decides that the amount of capital increases liable to undertaken immediately and/or at a future date pursuant to the above delegation of powers may not be greater than three hundred million euros, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to shares;

3. decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, or its equivalent in foreign currencies;

4. decides to exclude shareholders' preferential subscription rights for the securities to be issued, it being understood that the Board of directors may grant shareholders priority in subscribing to all or part of the issue, according to such time-limits and conditions as it may fix in accordance with laws and regulations. This priority right shall not give rise to the creation of negotiable rights, but may, should the Board of directors think fit, be exercised for both irreducible and reducible amounts;

5. decides that if subscriptions by shareholders or members of the public do not absorb the entire issue of shares or securities as defined above, the Board of directors may use one or more of the following possibilities, in such order as it may think fit:

   - limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue,
   - freely allot all or part of the unsubscribed securities,
   - offer all or part of the unsubscribed securities to the general public;

6. observes that, where necessary, the above delegation shall fully and automatically carry with it, in favour of holders of securities providing future entitlement to shares in the Company as may be issued, the waiver by shareholders of their preferential right of subscription to the shares to which said securities provide entitlement;

   decides to exclude shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;

7. decides that the issue price of the shares shall be at least equal to the minimum price as provided by laws and regulations in force at the time of the issue (which at the present date is the weighted average stock market price over the last three stock market sessions preceding the fixing of the price, with the possible application of a discount of up to 5%);

8. decides that the Board of directors shall have all powers, with the right to sub-delegate, under those conditions laid down by law, to implement this delegation of powers, to determine the terms of issue, to observe the capital increases arising as a consequence, to proceed with any adjustments in order to take account of the impact of the operation on the Company's share capital and to fix the mechanism for the preservation of rights of holders of securities providing future access to the share capital of the Company, in accordance with laws and regulations. In addition, the Board may proceed, where necessary, with any and all deductions from the issue premium including in particular for expenses incurred for the completion of the issue, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly;

9. decides that in the event of issue of ordinary shares or securities providing access to the Company's share capital for the purpose of remunerating securities contributed to the Company under a public exchange offer concerning the securities of a company which are admitted to one of the regulated markets referred to in Article L. 225-148 of the Commercial Code, the Board of directors shall have all powers, with the possibility of sub-delegating said powers under those conditions laid down by law, in order to fix the exchange ratio and any balancing cash adjustment to be paid, as applicable, to observe the number of securities provided in exchange and the number of ordinary shares or securities to be created to remunerate the same; to determine the dates and the terms of their issue, including notably their price and the date of entitlement to dividends for new ordinary shares or, as the case may be, of the securities granting access to the Company's share capital; to record the difference between the issue price of the new ordinary shares and their par value in an account entitled "contribution issue premiums" appearing among the equity and liabilities items of the balance sheet, to which all of the shareholders shall be entitled; and to proceed, where necessary, with any and all deductions from said "contribution issue premium" including in particular for expenses incurred for the authorised operation;

10. decides that in the event of an issue of loan securities, the Board of directors shall have all powers, with the possibility of sub-delegating said powers under those conditions laid down by law, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their issue currency, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the Company.

The Board of directors shall report to the shareholders on the use which is made of this delegation of powers, under those conditions laid down in Article L. 225-100 paragraph 6 of the Commercial Code;

11. the delegation of powers thus granted to the Board of directors shall be valid for a period of twenty-six months as of this date, and, within this limit, until the meeting of the General Meeting called to decide on the accounts for the 2008 financial year; this delegation of powers shall cancel the effect of any prior delegation of powers concerning the same subject-matter.

Fourteenth resolution

Authorisation granted to the Board of directors in the event of capital increase, with or without exclusion of the shareholders' preferential subscription right, to increase the number of securities to be issued

The General Meeting, after having examined the report from the Board of directors and the special report from the Statutory Auditors, authorises the Board of directors, in accordance with Article L. 225-135-1 of the Commercial Code, to decide for each issue decided upon pursuant to the preceding twelfth and thirteenth resolutions, to increase the number of securities to be issued within a limit of 15% of the initial issue, at the same price as that adopted for the initial issue and subject to the limits provided for in said resolutions.

The Board of directors may within statutory limits delegate those powers arising under this resolution according to law.

This delegation of powers shall be valid for a period of twenty-six months as of this date, and, within this limit, until the meeting of the General Meeting called to decide on the accounts for the 2008 financial year.

Fifteenth resolution

Delegation of powers to the Board of directors in order to issue ordinary shares and securities granting access to the share capital, as remuneration for contributions in kind made to the Company in the form of shares or securities granting access to share capital

The General Meeting, after having examined the report from the Board of directors and the special report from the Statutory Auditors, authorises the Board of directors, on the basis of a report by the Statutory Auditor and within a limit of 10% of its registered capital, to issue ordinary shares and securities granting access to the share capital with a view to remunerating contributions in kind made to the Company in the form of shares or securities granting access to the capital of another company, where the provisions of Article L. 225-148 of the Commercial Code do not apply.

The General Meeting observes that:

- this delegation shall fully and automatically carry with it, in favour of holders of securities providing access to the Company's share capital, the waiver by shareholders of their preferential right of subscription for those shares to which said securities provide entitlement;
- in addition to the statutory limit of 10% of the registered capital, laid down in Article L. 225-147 of the Commercial Code, issues made pursuant to this delegation of powers must remain within those limits provided for in the thirteenth resolution submitted to this General Meeting;
- the Board of directors shall have all powers in order to implement this delegation, including notably to decide, on the basis of a report by the Statutory Auditor, on the evaluation of capital contributions and the granting of special advantages and the value thereof, to observe the final completion of the capital increases made pursuant to this delegation, to proceed with the correlative amendment of the Articles of Association, to proceed with all formalities and, generally, to do all that is necessary;

The authorisation hereby granted to the Board of directors shall be valid for a period of twenty-six months as of this date, and, within this limit, until the meeting of the General Meeting called to decide on the accounts for the 2008 financial year; this delegation of powers shall cancel the effect of any prior delegation of powers concerning the same subject-matter.

Sixteenth resolution

Delegation of powers to increase the Company's capital by incorporating reserves or profits, share issue premiums or contribution issue premiums

The Extraordinary General Meeting, deciding under the quorum and majority conditions required for ordinary general meetings, after having examined the report from the Board of directors, and deciding pursuant to Articles L. 225-129 to L. 225-129-6 and L. 225-130, hereby delegates the necessary powers to the Board of directors in order to increase the share capital, on one or more occasions, by an amount of up to a maximum par value of one billion euros by successive or simultaneous incorporation into the capital of all or part of the reserves, profits or share issue premiums, contribution issue premiums or merger issue premiums, to be undertaken by the creation and gratuitous allotment of shares or by the increase of the par value of shares or by the joint use of both of these processes.

The General Meeting decides that fractions of rights arising therefrom shall not be negotiable and the corresponding shares shall be sold; the sums arising from the sale shall be granted to the owners of the rights at the latest thirty days after the date of registration in their account of the whole number of allotted shares.

The General Meeting hereby grants all powers to the Board of directors, with the right to sub-delegate, under those conditions laid down by law, in order to implement this delegation and in particular

to determine the dates and mechanism of issue, to fix the issue price and conditions, to fix the amounts to be issued and, more generally, to take all steps in order to ensure the proper completion of the same, to accomplish all acts and formalities in order to make the corresponding capital increase(s) definitive and to make the correlative amendments to the Articles of Association.

This delegation of powers shall be valid for a period of twenty-six months as of this date, and, within this limit, until the meeting of the General Meeting called to decide on the accounts for the 2008 financial year; this delegation of powers shall cancel the effect of any prior delegation of powers concerning the same subject-matter.

Seventeenth resolution

Global limitation of authorisations

The General Meeting, having examined the report from the Board of directors, and as a consequence of the adoption of the 12th, 13th, 14th, 15th resolutions, decides:

- to fix the maximum par value of loan securities liable to be issued pursuant to the authorisation granted by the aforementioned resolutions at the sum of three billion euros, or its equivalent in foreign currencies; and,
- to fix the maximum par value of capital increases, whether immediate and/or at a future date, liable to be undertaken pursuant to the authorisations granted by the aforementioned resolutions, at the sum of five hundred million euros, it being specified that to this par value shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in accordance with the law, the rights of holders of securities providing entitlement to shares.

Eighteenth resolution

Capital increase by the issue of shares reserved to employees

The General Meeting, deciding under the quorum and majority conditions required for extraordinary general meetings and in the framework of Articles L. 443-1 et seq. of the Employment Code and Articles L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the Commercial Code, having examined the report from the Board of directors and the special report from the Statutory Auditors:

1. terminates, as of this General Meeting, the authorisation granted to the Board of directors by the Mixed General Meeting of April 29, 2005, in the framework of the eighteenth resolution;
2. delegates to the Board of directors all powers necessary in order to proceed with a capital increase within a limit of 4% of the share capital, on one or more occasions, by its simple decision alone, through the issue of shares or other securities providing entitlement to the share capital of the Company and reserved to members of (i) an enterprise-level company savings scheme, or (ii) a group-level company savings scheme, or (iii) a voluntary partnered group- or enterprise-level company savings scheme, employees or corporate officers of the Company or of a French or foreign company in the Group and which is tied to the Group within the meaning of Article L. 225-180 of the Commercial Code and Article L. 444-3 of the Employment Code, and which is majority-held either directly or indirectly by the Company;
3. decides to exclude the preferential subscription rights of shareholders, in favour of said beneficiaries;
4. decides that the Board of directors may provide for the gratuitous attribution of shares or other securities granting access to the share capital of the Company, it being understood that the total advantage arising from such attribution and, where applicable, *from the Company's complementary contribution and discount* on the subscription price, may not exceed the statutory or regulatory limits;
5. decides that:
   - the subscription price for new shares may neither be higher than the average of the opening price quoted in the last twenty stock-market sessions preceding the date of the meeting of the Board of directors fixing the dates of beginning of subscriptions, nor less than 20% of said average or 30%, respectively, for the case of a savings scheme or voluntary partnered employees' savings scheme,
   - the characteristics of the issues of other securities providing entitlement to the share capital of the Company shall be determined by the Board of directors under such conditions as laid down by regulations.

The General Meeting hereby grants all powers to the Board of directors in order to implement this delegation of powers, including in particular:

- to decide on and fix the terms of the issue and attribution of gratuitous shares or other securities providing entitlement to the share capital, pursuant to the authorisation granted above;
- to decide on the amount to issue, the issue price, and the terms of each issue;
- to determine the dates for the beginning and end of the subscription period;
- to fix, within statutory limits, the period granted to subscribers in order to pay up shares and, where applicable, other securities providing entitlement to the share capital of the Company;
- to determine the date, which may be retroactive, for possession and entitlement to dividends for the new shares and, as applicable, the other securities providing entitlement to the share capital of the Company;
- to determine the terms and conditions of operations to be undertaken pursuant to this authorisation and to request the listing of the created securities on the stock market wherever it may decide.

The Board of directors shall also have all powers, with the right to sub-delegate such powers, in order to observe formally the capital increases up to the amount of the shares actually subscribed to, proceed with the correlative amendment of the Articles of Association, accomplish, either directly or though an agent, all operations and formalities as are connected to the capital increases by its simple decision, and, where it deems it fitting, to deduct the costs of the capital increases from the share issue premiums pertaining thereto and deduct the necessary sums from said amount in order to increase the statutory reserve to one-tenth of the new share capital after each capital increase and to proceed with all formalities and declarations with all bodies and do all that is otherwise necessary.

This authorisation granted to the Board of directors, with the power to sub-delegate as necessary, shall be valid for a period of twenty-six months as of this date, and, within this limit, until the meeting of the General Meeting called to decide on the accounts for the 2008 financial year.

Nineteenth resolution

Amendment of Article 11 of the Articles of Association

The Extraordinary General Meeting, after having examined the report from the Board of directors, decides, pursuant to law No. 2006-1770 of December 30, 2006 for the development of the holdings of employee shareholders, to complete Article 11 of the Articles of Association setting out the conditions and terms shareholders' appointment for the election of directors representing employee shareholders.

The paragraph concerning the designation of candidates shall be amended as follows:

"Designation of candidates:

The calendar for the designation of candidates shall be fixed by the Chairman of the Board of directors. It shall be posted in the companies concerned at least one month prior to the General Meeting called to appoint the director representing the employee shareholders.

The Chairman of the Board of directors shall consult the employee shareholders holding securities with a view to designating their candidates before holding the General Meeting called to appoint the director representing the employee shareholders.

Minutes shall be drawn up indicating the number of voting rights polled by each candidate.

The two candidates having polled the greatest number of votes among those with a number of votes at least equal to 5% of the employee shareholders, shall be candidates for election by the Ordinary General Meeting.

In the event that no candidate attains the threshold of 5%, the two candidates with the largest number of votes shall be presented for election by the Ordinary General Meeting of Renault shareholders.

Each candidate shall present himself with a substitute who will take the place of the principal candidate in the event that he definitively leaves office as director during the term of office to which he is elected. In that case, the substitute shall replace the principal for the remaining duration of the latter's term of office.

In addition to the voting conditions described above, regulations drawn up on the designation of the director representing the employee shareholders shall describe the practical terms for this vote."

The remainder of Article 11 remains unchanged.

The General Meeting approves and adopts all of the provisions of the new version of this subsection.

Twentieth resolution

Amendment of Article 21 of the Articles of Association

The Extraordinary General Meeting, after having examined the report from the Board of directors, decides, pursuant to decree No. 2006-1566 of December 11, 2006, to amend Article 21 of the Articles of Association in order to replace the practice of non-transferability certificates by a "record date" mechanism, fixed at 3 days before the General Meeting.

Article 21 will therefore be amended as follows:

"The General Meeting is comprised of all shareholders whose shares were registered in their name, at the latest three clear days before the date of the meeting under the following conditions.

Proof of entitlement to attend General Meetings shall take the form of an accounting record of the shares in the shareholder's name or in the name of the intermediary registered on the shareholder's behalf in accordance with Article L. 228-1 of the Commercial Code, on the third business day preceding the General Meeting at midnight, Paris time, either in the registered share accounts kept by the Company or in the bearer share accounts held by the authorised intermediary.

For bearer shares, the registration or the accounting records of shares held in accounts kept by the authorised intermediary shall be recorded in a shareholding certificate issued by said intermediary."

The remainder of the Article remains unchanged.

The General Meeting approves and adopts all of the provisions of the new version of this subsection.

As Ordinary General Meeting:

Twenty-first resolution

Powers for formalities

The General Meeting confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.



Corporate governance and Board of directors

Board of directors of Renault as of February 28, 2007

- **Louis SCHWEITZER**
  Chairman of the Board of directors
- **Carlos GHOSN**
  President and Chief Executive Officer
- **Yves AUDVARD**
  Director appointed by the employees
- **Michel BARBIER**
  Director appointed by the employees
- **Catherine BRÉCHIGNAC**
  Chairman of the CNRS
- **Alain CHAMPIGNEUX**
  Director appointed by the employees
- **François de COMBRET***
  Senior Advisor of UBS
- **Charles de CROISSET***
  Vice-Chairman of Goldman Sachs Europe
- **Itaru KOEDA**
  Co-Chairman of the Board of directors and
  Executive Vice-Chairman of Nissan Motor Co. Ltd.
- **Marc LADREIT de LACHARRIERE***
  Chairman and Chief Executive Officer of Fimalac
- **Dominique de La GARANDERIE***
  Barrister
  La Garanderie & Associés
- **Henri MARTRE***
  Honorary Chairman of Aérospatiale
- **Jean-Claude PAYE***
  Barrister
- **Franck RIBOUD***
  Chairman of Danone Group
- **Rémy RIOUX**
  First class rapporteur at the Cour des comptes (Audit Office)
  Deputy Director of the Treasury and Economic Policy Department
- **Hiroto SAIKAWA**
  Executive Vice-President Purchasing, Nissan Motor Co, Ltd.
- **Georges STCHERBATCHEFF**
  Director elected by employee shareholders
- **Robert STUDER***
  Former Chairman of Union des Banques Suisse

**Independent directors*

Information concerning directors whose appointment is being submitted **for renewal and/or ratification** by the General Meeting



Catherine BRÉCHIGNAC

Chairman of the CNRS

Age: 60 years.

Date of initial mandate: December, 2006.

▪ Current mandates or functions:

Member of the Institut.

Chairwoman of the Board of directors of the Palais de la Découverte.

President-elect of the ICSU.

Member of the Board of directors of the Ecole des Mines de Paris (Paris School of Mines).

▪ Mandates or functions for the last five years no longer held:

President of the Optical Institute (Institut Optique).

Member of the Scientific Council of the Franco-Israeli Association for Scientific Research and Technology (Conseil Scientifique de l'Association Franco-Israélienne pour la Recherche Scientifique et Technologie, AFIRST).

Member of the Scientific Board (Conseil Scientifique) of the Cité des Sciences et de l'Industrie.

Member of the « Identification Committee » for the ERC (European Research Council).

Distinguished Visiting Scholar Professorship at Georgia-Tech University.



Henri MARTRE

Honorary Chairman Aérospatiale

Age: 79 years.

Number of shares held: 328.

Term of office starts: April 2003

Date of initial mandate: July 1996.

▪ Current mandates or functions:

Chairman: Japan Committee for MEDEF International.

Honorary Chairman and Member of the Board: Gifas, Afnor, AX.

Chairman of the Supervisory Board: ESL Network.

Deputy Chairman of the Supervisory Board: KLM.

Director: France Telecom, Sogepa, Sofradir, ON-X.

Member of the Consultative Board: Banque de France.

Member of the Board: Aviation marchande, CEPII, the AFII.

▪ Mandates or functions for the last five years no longer held:

Member of the Consultating Board: Carlyle Group Europe, Ernst&Young.

Chairman of the United Nations Center for Electronic Business.



Rémy RIOUX

First class rapporteur at the Cour des comptes (Audit Office)

Deputy Director of the Treasury and Economic Policy Department

Ministry of Economics, Finance and Industry

Age: 37 years.

Date of initial mandate: February 2007.

▪ Current mandates or functions:

Director: Société Aéroport de Paris (since March 8th, 2007), RATP (since March 14th, 2007).

▪ Mandates or functions for the last five years no longer held:

2004-2006: Head of the office for «Monetary and development cooperation with the countries of Africa, the Caribbean and the Pacific» in the Treasury Department for general Management of the Treasury and economic policy (DGTPE), with responsibility, in particular, for director's functions in the central banks of the Franc Zone and for supervision of AFD group.

2002-2004: Cour des comptes (Audit Office). Assigned to the second chamber (defence, industry, energy, foreign trade, commerce, craftsmanship, industrial public companies and entities).

Member of the college of auditors of the OCCAR and participation in auditing assignments relating to the UN accounts.

Public Finance writer, Presses de Sciences Po (Political Sciences Presses) and Dalloz.

Information concerning the director whose appointment is being proposed to the General Meeting



Philippe LAGAYETTE

President of JP Morgan in France.

Age: 64 years.

Training: Graduate of the Ecole Polytechnique and of the Ecole Nationale d'Administration.

- Current mandates or functions:

Member of the Board of PPR

Member of the Board of Fimalac

- Mandates or functions for the last five years no longer held:

Member of the Board of «La Poste»

Member of the Board of Eurotunnel

Member of the Supervisory Board of Club Méditerrannée.

President of the Institute for High Scientific Studies (Institut des Hautes Etudes Scientifiques).

President of the French-American Foundation.

- Career:

1970: General Financial Inspection Department (Inspection Générale des Finances).

1974: Treasury Department, Ministry of Economics and Finance.

1980: Deputy Director of the Treasury Department.

1981: Chief of staff of the Minister of Economics and Finance.

1984: Deputy governor of the Banque de France.

1992: Managing Director of the Caisse des Dépôts et Consignations.

1998: President and Chief Executive Officer of JP Morgan and Cie SA.

The auditors

Statutory auditors

- **DELOITTTE & ASSOCIATES**

  Represented by Mrs Pascale Chastaing-Doblin and M. Amadou Raimi

  185, avenue Charles-de-Gaulle
  92200 Neuilly-sur-Seine

- **ERNST & YOUNG Audit**

  Represented by MM. Jean-François Bélorgey and Daniel Mary-Dauphin

  11, allée de l'Arche
  92037 Paris-la Défense cedex

Alternate auditors

- **BEAS**

  Alternate for DELOITTE & ASSOCIATES

  7-9, Villa Houssay
  92200 Neuilly-sur-Seine

- **Gabriel GALET**

  Alternate for ERNST & YOUNG Audit

  11, allée de l'Arche
  92037 Paris-la Défense cedex



Statutory Auditors' report on the consolidated financial statements (1st resolution)

Year ended December 31, 2006

This is a free translation into English of the Statutory Auditors' report issued in French and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in such reports, whether qualified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In accordance with our appointment as statutory auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault for the year ended December 31, 2006.

The consolidated financial statements have been prepared by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the group as at December 31, 2006 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

II. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French Commercial Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- as indicated in note 13-A to the consolidated financial statements, the Group accounts for its investments in Nissan under the equity method; our audit of the consolidation scope included a review of the *de facto* and *de jure* observed with regard to the Alliance and used as the underlying basis for this accounting method;
- for the purpose of preparing the consolidated financial statements, Renault group management makes certain estimates and assumptions concerning primarily the impairment of tangible and intangible fixed assets, sales financing receivables, deferred taxes and provisions – in particular the warranty provisions- and pensions and other long-term employee benefit obligations. As regards to non current assets, the Renault group used planning tools and multi-annual financial plans, the various components of which (cash flows and forecasted taxable income, in particular) are used to ascertain the recoverable value of tangible and intangible fixed assets. In order to estimate provisions, Renault used internal or external expert reports, particularly in respect of warranties, which are based on statistics concerning technical incidents. For all such estimates, we reviewed the available documentation and we assessed the reasonable nature of the assessments made.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed, which is expressed in the first part of this report.

III. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris La Défense, March 1, 2007

The Statutory auditors

French original signed by

DELOITTE & ASSOCIÉS

P. Chastaing-Doblin

A. Raimi

ERNST & YOUNG Audit

J.F. Bélorgey

D. Mary-Dauphin

Statutory Auditors' report on the **Company Financial Statements** (2nd resolution)

Year ended December 31, 2006

This is a free translation into English of the Statutory Auditors' report issued in French and is provided solely for the convenience of English speaking users. The Statutory Auditors' report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the Company financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the Company financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the Company financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In accordance with our appointment as Statutory Auditors by your Annual General Meeting, we hereby report to you for the year ended December 31, 2006 on:

- the audit of the accompanying financial statements of Renault S.A.;
- the justification of our assessments;
- the specific verifications and information required by law.

These annual financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material aspects, the financial position and the assets and liabilities of the Company as of December 31, 2006 and the results of its operations for the year then ended, in accordance with accounting principles generally accepted in France.

II. Justification of our assessments

In accordance with the requirements of Article L. 823-9 of the French Commercial Law (*Code de commerce*) relating to the justification of our assessments, we bring to your attention the following matters:

- As specified in Note No. 1.C to the financial statements, and pursuant to Opinion No. 34 of the ***Conseil national de la comptabilité*** (French National Accounting Council), Renault S.A. has elected to use the equity method to account for its investments in subsidiaries over which it exercises exclusive control.
- The equity value of these investments is determined in accordance with the accounting rules and methods used to draw up the Group's consolidated financial statements. Our assessment of this equity value is based on the result of the procedures performed to audit the Group's consolidated financial statements for the 2006 fiscal year.

These assessments were made in the context of the performance of our audit of the financial statements taken as a whole and contributed to the formation of our opinion expressed in the first part of this report.

III. Specific verifications and information

We have also performed the specific verifications required by law, in accordance with professional standards applicable in France.

We have no matters to report regarding:

- the fair presentation and the conformity with the financial statements of the information given in the Board of Director's management report and in the documents addressed to the shareholders with respect to the financial position and financial statements;
- the fair presentation of information given in the Board's management report concerning the remuneration and benefits in kind received by corporate officers, and the commitments made in their favour when they assumed, changed or terminated duties or subsequent thereto.

In accordance with the French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders has been properly disclosed in the Board of Directors' management report.

Neuilly-sur-Seine and Paris La Défense, March 1, 2007

The Statutory Auditors

DELOITTE & ASSOCIÉS		ERNST & YOUNG Audit	
P. Chastaing-Doblin	A. Raimi	J.F. Bélorgey	D. Mary-Dauphin

Statutory Auditors' special report on **regulated agreements and commitments** with third parties (4th resolution)

Year ended December 31, 2006

This is a free translation into English of the Auditors' special report on regulated agreements and commitments with third parties that is issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements and commitments should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

To the Shareholders,

In our capacity as Statutory Auditors for your Company, we hereby report to you on regulated agreements and commitments with certain related parties.

Agreements and commitments which were authorized during the fiscal year

In accordance with the requirements of Article L. 225-40 of the French Commercial Law (*Code de commerce*), we have been informed of those agreements and commitments which obtained the prior authorization of your Board of Directors.

The terms of our engagement do not require us to identify such other agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention. We are not required to comment as to whether they are beneficial or appropriate. It is your responsibility, pursuant to Article 92 of the decree of March 23, 1967, to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we perform the necessary procedures to verify that the information provided to is consistent with the documentation from which it has been extracted.

Clarification of the "top-up" pension plan for senior executives.

Directors concerned: Mr. L. Schweitzer and Mr.C. Ghosn

At its meeting on October 31, 2006, the Board of Directors clarified the "top-up" pension plan for senior executives, with respect to the conditions for entitlement under the pension plans and as to the individual and collective nature of membership of this pension plan.

The current regulations were therefore clarified so that:

- the possibility of liquidating the supplementary pension is not conditional upon full-rate liquidation of the Social Security pension, but instead is merely conditional upon substantiating that the person in question meets the conditions required to obtain full-rate liquidation of the Social Security pension;
- no distinction may be made among the beneficiaries (salaried senior executives or corporate officers of Renault S.A. and Renault s.a.s.) in order to confirm the collective and compulsory nature of the applicable plans, irrespective of the capacity of the beneficiaries.

Agreements and commitments approved in previous fiscal years and which continued to be performed during the current fiscal year

Furthermore, pursuant to the Decree of March 23, 1967, we have been informed that the following agreements and commitments, approved in previous fiscal years, continued to be performed during the current fiscal year.

1. With Cogera

Signature of a credit facility agreement between your Company and Cogera

A credit facility agreement was entered into between your Company and Cogera, a subsidiary of RCI Banque (controlled by Renault S.A.), in order to grant Cogera a credit facility of €450,000,000 allocated to Cogera's refinancing of its banking activities, with a view to allowing RCI Banque to reduce its "Large Risks" ratio as defined in Article 1.1 of *Comité de la réglementation bancaire et financière* (French Banking and Financial Regulation Committee) Regulation No. 93-05, calculated on a consolidated basis. In the 2006 fiscal year, the amount of interest concerning this agreement totaled €592,350.

2. With Renault s.a.s.

a) Contracting-out agreement

Contracting-out agreements were entered into between your Company and Renault s.a.s. within the scope of an operation to refinance loans granted under the "1% construction" scheme (French social construction tax), in particular, for the purpose of reinforcing the liquidity of these non-interest-bearing loans and to freeze the cost of refinancing at current, exceptionally low interest rates up to the maturity date in 2020.

b) Agreement for the provision of services

Your Company entered into a contract with Renault s.a.s. under which the latter is to provide a certain number of legal, accounting, tax, customs and financial services to enable your Company to meet its legal obligations in these matters. In the 2006 fiscal year, the amount of interest invoiced by Renault s.a.s. concerning these services totaled €3,268,000.

Neuilly-sur-Seine and Paris La Défense, March 1, 2007

The Statutory Auditors

DELOITTE & ASSOCIÉS

P. Chastaing-Doblin

A. Raimi

ERNST & YOUNG Audit

J.F. Bélorgey

D. Mary-Dauphin

Statutory Auditors' report on elements used to determine the **remuneration of redeemable shares** (9th resolution)

Year ended December 31, 2006

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the holders of redeemable shares,

In our capacity as Statutory Auditors of Renault S.A., and pursuant to the engagement set forth in Article L. 228-37 of the French Commercial Code (*Code de commerce*), we hereby report to you on the elements used to determine the remuneration of redeemable shares.

On March 1, 2007, we issued our report on the Company financial statements for the year ended December 31, 2006 and our report on the consolidated financial statements for the year ended December 31, 2006.

The elements used to calculate the remuneration of redeemable shares were determined by Renault S.A.'s management. Our role is to determine whether they comply with the terms and conditions of the issuance agreement and whether they are consistent with the consolidated financial statements.

We were informed of the following elements used for this calculation:

The remuneration for redeemable shares comprises a variable portion which is determined as follows:

$$\text{Variable portion of the previous coupon} \times \frac{\text{Consolidated revenues for the current financial year}}{\text{Consolidated revenues for the previous financial year applying Group structure and methods of the current financial year}}$$

The ratio derived from revenues is rounded to the nearest thousandth.

For coupons which will be paid on October 24, 2007, we were informed of the following calculation data:

- Variable portion of the previous coupon (in €): 10.56
- 2006 Consolidated revenues (in €M): 41,528
- 2005 Consolidated revenues applying 2006 Group structure and methods (in €M): 41,844
- Variable portion of the coupon payable on October 24, 2007 (in €): 10.48

We have conducted our work in accordance with professional standards applicable in France. These standards require us to perform the necessary steps to verify that the elements used to determine the remuneration for redeemable shares comply with the terms and conditions of the issuance agreement and are consistent with the audited consolidated financial statements.

We do not have any matters to bring to your attention with respect to the elements used to determine the remuneration for redeemable shares.

Neuilly-sur-Seine and Paris La Défense, March 1, 2007

The Statutory Auditors

DELOITTE & ASSOCIÉS

P. Chastaing-Doblin

A. Raimi

ERNST & YOUNG Audit

J.F. Bélorgey

D. Mary-Dauphin

Statutory Auditors' report on **various share capital transactions** (11th, 12th, 13th, 14th, 15th, 17th and 18th resolutions)

Combined Shareholders' Meeting of May 2, 2007

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Renault S.A., we hereby report to you on the various transactions upon which you are called to vote.

1. Statutory Auditors' report on the capital reduction by the cancellation of shares bought back by the company (11th resolution)

Pursuant to the engagement set forth in Article L. 225-209 of the French Commercial Code (*Code de commerce*) in the event of a capital reduction by the cancellation of Company's own shares bought back by the Company, we hereby report to you on our assessment of the reasons for and the terms and conditions of the proposed reduction in capital.

We conducted our work in accordance with professional standards applicable in France. Those standards require that we plan and perform necessary procedures to examine whether the terms and conditions of the proposed reduction in capital are fair.

This transaction involves the purchase by the Company of its own shares, up to a maximum of 10% of the share capital, adjusted when necessary for the consequences relating to transactions affecting the share capital subsequent to the Annual General Meeting of May 2, 2007 and up to a maximum of €2,849.4 million of its own shares, pursuant to the terms and conditions set forth in Article L. 225-209 of the French Commercial Code. This purchase authorisation, will be proposed for adoption by your Annual General Meeting (10th resolution) and will be granted for a period ending at the next Combined Shareholders' Meeting held to approve the financial statements, without exceeding a period of 18 months.

Shareholders are requested to confer all necessary powers on the Board of directors, during a period which is identical to the duration of the authorisation for the purchase of its own shares, to cancel the shares purchased by way of a capital reduction, up to a maximum of 10% of the share capital adjusted to take account of the consequences of any transactions affecting the share capital after the Annual General Meeting of May 2, 2007, by 24-month period.

We have nothing to report on the reasons for or the terms and conditions of the proposed share capital decrease, which, you are reminded, may only be performed subject to the prior approval by the shareholders of the purchase by the Company of its own shares.

2. Statutory Auditors' report on the issue of ordinary shares and securities granting access to the share capital, with or without cancellation of shareholders' preferential subscription rights (12th, 13th, 14th, 15th and 17th resolutions)

Pursuant to the engagement set forth in Articles L. 225-135 *et seq.* and Article L. 228-92 of the French Commercial Code, we hereby report to you on the planned issue, without (12th resolution) and with cancellation (13th resolution) of shareholders' preferential subscription rights, of shares in the Company and any securities granting access, whether immediately and/or at a future date, to your Company's share capital, transactions upon which you are called to vote.

Moreover, in the 15th resolution you are being asked to authorize the issue of the Company's shares or securities in order to remunerate contributions in kind made to the Company in the form of shares in or securities granting access to the capital of another company, in the event that the provisions of Article L. 225-148 of the French Commercial Code do not apply.

Your Board of directors asks you to delegate the power to decide and set the terms and conditions of the issuance of:

- ordinary shares and securities of any nature granting access, whether immediately and/or at a future date, to the share capital, without cancellation of shareholders' preferential subscription rights (12th resolution);

- ordinary shares and securities of any nature granting access to the share capital whether immediately and/or at a future date, with cancellation of shareholders' preferential subscription rights (13th resolution), but with the option for Board of Directors to provide for a priority right in favor of shareholders;
- ordinary shares or securities granting access to ordinary shares, up to a maximum of 10% of the share capital, in order to remunerate contributions in kind made to the Company in the form of shares in or securities granting access to the capital of another company (15th resolution).

The total nominal amount of capital increases that may be performed, whether immediately and/or at a future date, may not exceed:

- €500 million under the 12th resolution, to which amount shall be added, where necessary, the par value of additional shares to be issued in order to preserve the rights of holders of securities granting access to the share capital;
- €300 million under the 13th resolution, to which amount shall be added, where necessary, the par value of additional shares to be issued in order to preserve the rights of holders of securities granting access to the share capital;
- 10% of the Company's share capital and €300 million under the 15th resolution;
- up to an overall maximum of €500 million for capital increases, performed immediately or at a future date, carried out pursuant to the authorizations granted in the 12th, 13th, 14th and 15th resolutions. To this total nominal amount shall be added, where necessary, the par value of additional shares to be issued in order to preserve, in accordance with the law, the rights of holders of securities providing entitlement to shares (17th resolution).

The total nominal amount of debt securities that may be issued may not exceed:

- €3 billion, or its foreign currency equivalent, under the 12th resolution;
- €3 billion, or its foreign currency equivalent, under the 13th resolution;
- up to an overall maximum of €3 billion, or its foreign currency equivalent, for debt securities issued pursuant to the authorizations granted in the 12th, 13th, 14th and 15th resolutions (17th resolution).

Furthermore, the number of securities to be issued under the 12th and 13th resolutions may be increased under the terms and conditions set forth in Article L. 225-135-1 of the French Commercial Code, or within a period of thirty days following the close of subscriptions, up to a maximum of 15% of the initial issue, at the same price as set for the initial issue, and within the overall limits set forth in these resolutions (14th resolution).

On the basis of its report and pursuant to Article L. 225-129-2 of the French Commercial Code, the Board of Directors asks you to delegate the power, for a period of 26 months, to decide and set the terms and conditions of this issuance, and proposes in the 13th resolution that you waive your preferential subscription rights.

We have performed our procedures in accordance with professional standards applicable in France. These standards require that we perform procedures to verify the terms and conditions for determining the share issue price.

Subject to the subsequent review of the terms and conditions of the proposed issuance, we have nothing to report on the terms and conditions for determining the share issue price as set forth in the Board of Directors' report relating to the 13th resolution.

Moreover, as the report by the Board of Directors does not specify the terms and conditions for setting the issue price for shares to be issued under the 12th and 15th resolutions, we can express no opinion on the choice of elements adopted for the calculation of this issue price, or its amount.

Since the amount of the issue price for shares to be issued is not set, we can express no opinion as to the final terms and conditions under which the issues will be performed and, consequently, as to the proposal that you waive, in the 13th resolution, shareholders' preferential subscription rights.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will prepare an additional report as necessary when your Board of Directors performs the proposed issuances with the cancellation of shareholders' preferential subscription rights, and issues of securities granting access to the share capital as set forth in the 13th resolution.

3. Report on the capital increase with cancellation of shareholders' preferential subscription rights, reserved for employees who are members of a Company savings plan or a partnered savings plan to be put into place (18th resolution)

Pursuant to the engagement set forth in Articles L. 225-135 and L. 225-138 of the French Commercial Code, we report to you on the planned capital increase up to a maximum of 4% of the share capital, a transaction upon which you are called to vote.

This capital increase, submitted for your approval pursuant to Article L. 225-129-6 of the French Commercial Code and Article L. 443-5 of the French Labor Code (*Code du travail*), is reserved for members of (i) an enterprise-level company savings plan, or (ii) a group-level company savings plan, or (iii) a voluntary partnered group - or enterprise-level company savings plan, who are employees or corporate officers of the Company or of a French or foreign company which is affiliated to the group within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 444-3 of the French Labor Code and which is majority-held either directly or indirectly by the Company.

Your Board of Directors asks, on the basis of its report, that you grant it the power to decide on one or more capital increases, until the Annual General Meeting held to approve the financial statements for the 2008 financial year and with the right to sub-delegate such powers in accordance with the law, and asks that you waive your preferential subscription rights. The Board of Directors shall set the final issue terms and conditions for such a capital increase, as the case may be.

In accordance with Articles 154 and 155 of the Decree of March 23, 1967, the Board of Directors will prepare an additional report for each share capital increase. Our role is to give our opinion as to the fairness of the numerical data adopted on the basis of the financial statements, as to the proposal to cancel the shareholders' preferential subscription rights, and as to various other items of information concerning the issue which are set out in this report.

We have performed our procedures in accordance with professional standards applicable in France. These standards require that we perform procedures to verify the terms and conditions for determining the share issue price.

Subject to the subsequent review of the terms and conditions of the proposed share capital increase, we have no comment to make on the terms and conditions for determining the share issue price as set forth in the Board of Directors' report.

As the share issue price has not yet been set, we can express no opinion on the final terms and conditions under which the share capital, or several share capital increases, would be performed. As a result, we can express no opinion on the cancellation of your preferential share subscription rights which the Board of Directors has proposed; however, this type of cancellation is a logical element of the transaction submitted to you for approval.

In accordance with Article 155-2 of the Decree of March 23, 1967, we will prepare an additional report for each share capital increase that your Board of Directors may decide to perform in connection with the draft authorization which has been submitted to you.

Neuilly-sur-Seine and Paris La Défense, March 5, 2007

The Statutory Auditors

DELOITTE & ASSOCIÉS

P. Chastaing-Doblin

A. Raimi

ERNST & YOUNG Audit

J.F. Bélorgey

D. Mary-Dauphin



Special report to the General Meeting on stock options

General characteristics of the Share Subscription Options Plans granted over the 2006 financial year

Attribution date	Number of beneficiaries	Total options attributed	Total to members of the CDR	Exercise price	Rebates granted	Duration of the Plan	Period of unavailability	Options still to be exercised at 31/12/2006
May 4, 2006 (2006 Annual Plan)	**693**	**1,674,700**	**556,000**	**87.98 euros**	**N/A**	**8 years**	**4 years**	**1,674,700**
May 4, 2006 (Renault Contract 2009 Plan)	**650**	**2,741,700**	**1,550,000**	**87.98 euros**	**N/A**	**8 years**	**4 years**	**2,741,700**
December 5, 2006 (2007 Annual Plan)	**710**	**1,843,300**	**680,000**	**93.86 euros**	**N/A**	**8 years**	**4 years**	**1,843,300**

We remind you that share subscription options were granted in the framework of the Renault Contract 2009 plan, and that the exercise of these options is conditional upon attaining the collective and individual targets described in the regulations for each of the Plans.

- Over the 2006 financial year, the following **attributions to corporate officers** were made:

Mr Ghosn:

2006 Plan: 100,000 options

Contract 2009 Plan: 1,000,000 options

2007 Plan: 200,000 options

- Over the course of the 2006 financial year, the following **exercises** were made by corporate officers:

Mr Schweitzer:

1998 Plan at a price of 32.13: 121,700 purchase options

1999 Plan at a price of 50.94: 200,000 purchase options

2000 Plan at a price of 49.27: 73,000 purchase options

■ The **10 largest attributions** under each of the plans (other than attributions to corporate officers) are as follows:

2006 Plan

245,000 options, breaking down as follows:

Patrick BLAIN	30,000 options
Patrick PELATA	30,000 options
Jean-Louis RICAUD	30,000 options
Michel DAVY de VIRVILLE	25,000 options
Michel GORNET	25,000 options
Thierry MOULONGUET	25,000 options
Philippe GAMBA	20,000 options
Luc-Alexandre MENARD	20,000 options
Odile DESFORGES	20,000 options
Michel FAIVRE DUBOZ	20,000 options

Plan Renault Contrat 2009

270,000 options, breaking down as follows:

Patrick PELATA	35,000 options
Jean-Louis RICAUD	35,000 options
Patrick BLAIN	30,000 options
Michel GORNET	30,000 options
Odile DESFORGES	30,000 options
Thierry MOULONGUET	25,000 options
Patrick LE QUEMENT	25,000 options
Michel DAVY de VIRVILLE	20,000 options
Marie-Christine CAUBET	20,000 options
Jacques CHAUVET	20,000 options

2007 Plan

255,000 options, breaking down as follows:

Patrick PELATA	35,000 options
Jean-Louis RICAUD	35,000 options
Patrick BLAIN	30,000 options
Michel DAVY de VIRVILLE	25,000 options
Michel GORNET	25,000 options
Thierry MOULONGUET	25,000 options
Marie-Christine CAUBET	20,000 options
Jacques CHAUVET	20,000 options
Marie-Françoise DAMESIN	20,000 options
Odile DESFORGES	20,000 options

■ The **10 largest exercises of options** in 2006 (excluding corporate officers) amounted to 20,000 options at a price of €32.13; 147,700 at a price of €50.94, 135,000 at a price of €49.27 and 19,800 at a price of €48.97:

1998 Plan	Georges DOUIN	20,000	At a price of 32.13
1999 Plan	Mr DE SMEDT	50,000	At a price of 50.94
	Georges DOUIN	50,000	At a price of 50.94
	Patrick FAURE	30,000	At a price of 50.94
	Patrick LE QUEMENT	17,700	At a price of 50.94
2000 Plan	Georges DOUIN	40,000	At a price of 49.27
	Jean-Baptiste DUZAN	25,000	At a price of 49.27
	Patrick FAURE	40,000	At a price of 49.27
	Philippe GAMBA	20,000	At a price of 49.27
2001 Plan	Philippe GAMBA	19,800	At a price of 48.97

Special report from the Board of directors concerning the **gratuitous allotment of shares**

General characteristics of the gratuitous allotment of shares

Attribution date	Number of beneficiaries	Total shares allotted	Total to members of the CDR	Acquisition period	Shares remaining to be finally acquired at 31/12/2006
May 4, 2006	**549**	**1,379,000**	**290,000**	**4 years**	**1,379,000**

We remind you that gratuitous share allotments were made in the framework of the Renault Contract 2009 plan, and that the final acquisition of these allotted shares is conditional upon attaining the collective and individual targets described in the regulations.

In accordance with the law and the Extraordinary General Meeting's decision of May 4, 2006, these shares shall only be finally allotted to the recipients on expiry of the acquisition period, fixed at four years, as of the date of the allotment decision made by the Board. On expiry of this period, the gratuitous shares must be conserved by their beneficiaries for a period of two years.

- Gratuitous allotment of shares to the 10 employees not holding corporate office with the highest number of gratuitously allotted shares:

  Finally, we can inform you of the number of shares which were allotted by our Company over the 2006 financial year to each of the ten employees who are not corporate officers and who have the highest number of gratuitously allotted shares:

- Patrick PELATA	30,000
- Jean-Louis RICAUD	25,000
- Patrick BLAIN	20,000
- Michel GORNET	20,000
- Odile DESFORGES	15,000
- Thierry MOULONGUET	12,000
- Marie-Christine CAUBET	12,000
- Jacques CHAUVET	12,000
- Luc-Alexandre MENARD	12,000
- Michel Davy de VIRVILLE	10,000

Report by the Board of directors to the **Mixed (Ordinary and Extraordinary) General Meeting of May 2, 2007** voting as Extraordinary General Meeting

Ladies and Gentlemen,

We are submitting a certain number of resolutions for your approval which are intended to grant your Board of Directors a bundle of authorisations allowing it to proceed, as necessary and by its decisions alone, with various financial transactions causing a capital increase for your Company, with or without maintaining the shareholders' preferential subscription rights.

These resolutions are designed to give your Board the greatest freedom to act in your Company's best interests. Indeed, the Company's development strategy may in the future lead it to call upon the financial market to obtain the required capital.

The diversity of financial instruments and rapid changes in the markets mean that it is necessary to have the greatest degree of flexibility at hand, in order to choose the methods and terms of issue which are most favourable for the Company and its shareholders, and to complete transactions rapidly according to the opportunities which arise.

The Board will thus have the possibility of proceeding in all circumstances, both in France and abroad, with the issue of the Company's shares and any other securities of any nature whatsoever which grant immediate or later access to the Company's shares. It is therefore a question of authorising your Company, within the overall limit stated below, to issue any type of securities granting access to the capital as laid down by the law governing commercial companies.

Since your General Meeting last year adopted amendments to the Articles of Association allowing your Company to delegate implementing and decision-making powers, the **twelfth, thirteenth, fourteenth and fifteenth resolutions** adopt this mechanism which is more in line with current market practice. Subject to this reservation, the resolutions were adopted by your General Meeting held on April 29, 2005, with the amounts being moreover maintained. These powers will be valid until the General Meeting which is to decide on the accounts of the 2008 financial year.

These issues may either maintain the shareholders' preferential subscription rights (**twelfth resolution**), or exclude the shareholders' preferential subscription rights (**thirteenth resolution**). We would point out that in either of these cases, if your Board of Directors observes surplus demand then the number of securities to be issued may be increased within thirty days following the close of the subscription period, under those conditions laid down in Article L. 225-135-1 of the Commercial Code, up to a limit of 15% of the initial issue and at the same price as determined for the initial issue. The limit provided in the resolution will then be increased in the same proportions (**fourteenth resolution**).

In accordance with Article L. 228-93 of the Commercial Code, the above securities, granting access to the Company's shares, may be issued by certain subsidiaries of the Company if their General Meetings have authorised them to do so. This therefore allows the company's subsidiaries to gain access to the financial market and benefit from the reputation of their parent company.

Your decision will fully and automatically cause you to waive shareholders' preferential subscription rights and, by accelerating the issue process, increase its chances of being successful.

We would however specify that in the event of an issue without preferential subscription rights under the thirteenth resolution:

- your Board of Directors may grant shareholders the right to subscribe in priority to all or part of the issue, over a period and under conditions determined by it;
- the issue price of the shares shall be at least equal to the weighted average stock market price over the last three stock market sessions preceding the fixing of the price, with the possible application of a discount of up to 5%;

Furthermore, in those cases where the law does not provide that authorisation automatically gives rise to your waiver in favour of holders of securities issued under these authorisations, you will be asked to expressly waive your preferential subscription rights for those shares which will be issued on the conversion of such securities or on the exercise of warrants.

Moreover, if an external growth opportunity should arise by acquiring listed securities, and if the Company wishes to proceed with such a transaction in the form of a public exchange offer, you are asked to authorise your Board to proceed with a capital increase for a maximum par value of three hundred million euros, by the issue of new shares as remuneration for shares tendered to the Company under a public exchange offer in accordance with Article L. 225-148 of the Commercial Code or as remuneration for contributions in kind comprising equities and other securities granting access to the share capital of another company.

Similarly, this issue of new shares may concern securities of any nature which grant access to the Company's registered capital, with the nominal amount of loan securities to be issued under this authorisation being limited to three billion euros **(fifteenth resolution)**.

The Board may also, by its sole decisions, increase the share capital by incorporating reserves, profits, share issue premiums or contribution issue premiums. This capital increase, for a maximum par value of one billion euros, may be made by the creation and gratuitous allotment of shares or by increasing the par value of shares, or by a combination of these two methods (**sixteenth resolution**).

It is specified that the overall maximum par value of capital increases which may arise as a result, either immediately or in time, of implementing the authorisations given in the thirteenth, fourteenth and fifteenth resolutions, may not under any circumstances be greater than five hundred million euros. Similarly, the maximum nominal amount of loan securities which may be issued pursuant to the above authorisations may not be higher than three billion euros or its equivalent in foreign currencies or in any accounting unit determined by reference to several currencies (**seventeenth resolution**).

These authorisations will be granted in accordance with the law, as of the Mixed General Meeting of May 2, 2007 and until the General Meeting which is to decide on the accounts of the 2008 financial year.

We are submitting a resolution for your vote, in accordance with statutory provisions, authorising your Board of Directors to proceed, on one or more occasions, with a capital increase reserved to employees who are members of company savings schemes by issuing new shares and, as applicable, the allotment of gratuitous shares, up to a limit of 4% of the amount of shares comprising the registered capital. The beneficiaries of these capital increases will be members of (i) an enterprise-level company savings scheme, or (ii) a group-level company savings scheme, or (iii) a voluntary partnered group - or enterprise - level company savings scheme, who are employees or corporate officers of the Company or of a French or foreign company in the group which is tied to the group within the meaning of Article L. 225-180 of the Commercial Code and Article L. 444-3 of the Employment Code and which is majority-held either directly or indirectly by the Company **(eighteenth resolution)**.

This authorisation was already given, in the same terms, by your General Meeting held on April 29, 2005. However, the law requires a new resolution to be submitted for your vote whenever a resolution is proposed to the General Meeting which would cause a capital increase. This authorisation will be given in accordance with the law as of the Mixed General Meeting of May 2, 2007 and until the General Meeting which is to decide on the accounts of the 2008 financial year.

Finally, by the **nineteenth and twentieth resolutions**, you are asked to authorise amendments to the Articles of Association in order to make them compliant with:

- Law No. 2006-1770 of December 30, 2006 for the development of employee profit-sharing and employee shareholding: the proposal is to insert, in Article 11 of the Articles of Association, the conditions and methods for voting for directors representing the employee shareholders;
- Decree No. 2006-1566 of December 11, 2006: the proposal is to amend Article 21 of the Articles of Association in order to replace the practice of non-transferability certificates by a French-style "record date" mechanism, fixed at 3 days before the General Meeting.

After having heard the reading of the special report of the Statutory Auditors, we ask you to approve all of the resolutions which are submitted to you.

The Board of directors



The share buy-back programme

Description of the **share buy-back programme** to be authorised by the general meeting of May 2, 2007

(Combined with the special report on operations undertaken in the framework of the previous buy-back program approved by the General Meeting held on May 4, 2006)

Pursuant to the French financial markets authority's General *Regulations (AMF General Regulations Articles 241-1 to 242-7)* and Article L. 451-3 of the French Monetary and Financial Code, the purpose of this programme description is to describe the aims and the terms of the programme for Renault SA (the "Company") to purchase its own shares subject to the authorisation of the Mixed (joint ordinary and extraordinary) General Meeting of shareholders of May 2, 2007.

1. Date of the general meeting of shareholders called to authorise the new buy-back programme

May 2, 2007.

2. Number of shares and proportion of the share capital held by the issuer

As of March 31, 2007, the Company's registered capital is made up of 284,937,118 shares of which 7,021,050 shares are held by Renault SA, representing 2.46% of the registered capital.

3. Breakdown by purpose for shares held directly or indirectly by the issuer

Except where a different use is assigned to shares which no longer have an assigned purpose, the purpose of the shares directly or indirectly held by Renault SA at the present date is attributed by allotment to the following aims:

- 7,021,050 shares to designated by use all or part of the acquired shares in order to cover stock option plans or any other form of allocation intended for employees and directors of the Company and its Group under those conditions laid down by law (including notably in the framework of the gratuitous allocation of shares);
- 0 share to deliver its shares for the exercise of rights attached to securities which provide entitlement, either by conversion, exercise, redemption or exchange, to the attribution of shares in the Company, in the framework of stock market regulations;
- 0 share to animate and maintain the secondary market or the *liquidity of Renault's shares through an Investment Services* Provider via a liquidity agreement in accordance with the good trade practices charter recognised by the *Autorité des marchés financiers* (French financial markets authority);
- 0 share to use all or part of the shares acquired for conservation and later delivery as exchange or as payment in the context of any external growth operations;
- 0 share to cancel them, subject to the adoption of the eleventh resolution by the Mixed General Meeting.

4. Aims of the new buy-back programme

The aims of this programme are:

- to use all or part of the acquired shares to cover plans for options or any other form of allocation intended for employees and directors of the Company and of its Group under those conditions laid down by law (including notably in the framework of the gratuitous allocation of shares);
- to deliver its shares at the time of exercise of rights attached to securities which provide entitlement, by conversion, exercise, redemption or exchange or in any other manner, to the attribution of the Company's shares in the framework of stock market regulations;
- to animate the secondary market or the liquidity of Renault shares by an Investment Service Provider by way of a liquidity agreement complying with the code of good practice recognised by the *Autorité des Marchés Financiers* (French financial markets authority);
- to use all or part of the acquired shares for conservation and later delivery in exchange for or as payment in the framework of any future transactions for external growth;
- to cancel them, subject to the adoption of the eleventh resolution by the Mixed General Meeting of shareholders.

5. Maximum proportion of share capital, maximum number and characteristics of the equities

The maximum purchase price is fixed at €150 per share (ISIN code: FR 0000131906), and the number of shares which may be acquired is fixed at a maximum of 10% of the registered capital, it being recalled that this limit applies to the amount of Company's registered capital as adjusted, as the case may be, to take into account those operations affecting the registered capital after the General Meeting on May 2, 2007.

The total amount that the Company may apply to the purchase of its own shares may not exceed €2,849,371,180.

Consequently, subject to potential adjustments, and considering the 7,021,050 shares representing 2.46% of the registered capital that the Company already held on March 31, 2007, the Company may only acquire 7.54% of its registered capital, *i.e.* 21,484,258 shares, under this programme for the purchase of the company's own shares, notwithstanding any capital increases authorised by the Mixed General Meeting.

The number of shares acquired by the Company with a view to their conservation or for exchange in the context of a merger, division, spin-off or capital contribution may not exceed 5% of its capital.

6. Duration of the buy-back programme

Subject to its approval by the Mixed General Meeting of shareholders on May 2, 2007, this programme is authorised for a period which will end at the next annual General Meeting called to approve the accounts, without exceeding a maximum duration of eighteen months, *i.e.* November 2, 2008.

7. Special report on operations undertaken in the framework of the previous buy-back programme

In accordance with Article L. 225-209 of the French Commercial Code, it is hereby stated that Renault proceeded with no acquisitions of its own shares in the framework of its share buy-back programme approved by the General Meeting held on May 4, 2006.

Percentage of the share capital held directly or indirectly by Renault itself as of March 31, 2006: 2.46%.

Number of own shares cancelled over the course of the last 24 months: 3,000(*).

Number of own shares held in the portfolio as of May 4, 2006: 8,650,775.

Number of own shares held in the portfolio as of March 31, 2007: 7,021,050.

Book value of such portfolio as of March 31, 2007: €364,836,247.

Market value of such portfolio as of March 31, 2007: €614,692,927.

(*) The Board of Directors of Renault S.A held on February 6, 2006 which, on the one hand, observed the creation of 3000 new shares arising from the early exercise of 3000 share subscription options, and, on the other hand, which correlatively proceeded with the cancellation of 3000 shares held by the company itself which no longer had an assigned use.

Period from April 1, 2006 to March 31, 2007	Cumulative gross flows		Open positions at March 31, 2007	
	Purchases	Sales / Transfers(*)	Open positions for purchase	Open positions for sale
Number of shares	None	**1,707,217 shares**	None	None
Average exercise price		**46.02 euros/share**		
Amounts		**78,558,560 euros**		

(*) Following the exercise of 1,707,217 share purchase options by employees and/or directors.

This description has been transmitted to the AMF French financial market authority. It is available for free to the general public at the Renault SA's head office 13/15 quai Le Gallo, 92100 Boulogne-Billancourt, France, and is also available on the websites of Renault SA (www.renault.com) and AMF (amf-france.org). A copy will be sent for free upon request.



Financial highlights of Renault SA

Renault SA five year financial highlights

Five year financial hilghlights

€ million	2002	2003	2004	2005	**2006**
Year-end financial position					
Share capital	1,086	1,086	1,086	1,086	1,086
Number of sharesand investment certificates outstanding	242,196,550	284,937,118	284,937,118	284,937,118	284,937,118
Overall income from operations					
Income before tax, amortization, depreciation and provisions [1]	3,005	446	213	493	1,857
Income tax	53	0	-2	91	78
Income after tax, amortization,depreciation and provisions	3,111	771	252	581	1,941
Dividend paid	316	383	494	664	
Earnings per share in euros					
Earnings before tax, amortization, depreciation and provisions [1]	10.55	1.57	0.75	1.73	6.52
Earnings after tax,amortization, depreciation and provisions	10.92	2.71	0.88	2.04	6.81
Net dividend per share	1.15	1.40	1.80	2.40	3.10[2]

(1) Provisions are those recorded during the year, less reversals and applications.
(2) Pursuant to a resolution put to the AGM of May 2, 2007.

Shareholder Information
Legal Department

Tel.: (33) 1 76 84 67 30

Fax: (33) 1 76 89 06 93

Investor Relations Department

Voice server

Toll-free number: 0 800 650 650 (France only)

or (33) 1 76 84 59 99 (France and abroad)

Fax: (33) 1 76 84 51 49

e-mail relations shareholders: communication.actionnaires@renault.com

e-mail for the written questions: ag.renault@renault.com

www.renault.com / Financial Information

Crédit photos: D. Palombo: couverture, p.3, 14, 18 /
D. Dumas: p.27 / A. Bernier: p.31 / K. Loubia: p.34


RENAULT

61

RENAULT

RECEIVED
2007 MAY 11 A 10: 2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

JANUARY 5, 2007

2006 commercial results, a year of transition for the Renault Group

International sales continue to rise, performance reduced in Europe*

- **4% drop in worldwide sales a result of contrasting performances depending on market.**

  - Sales increase by +8.8% outside Europe* thanks to its Renault, Dacia and Samsung brands. Sales outside Europe now represent more than 30% of Group sales in 2006.

  - 8.7% drop in European sales, where the selective commercial policy produces its first effects and prepares for the launch of new models.

- **Success of Logan: 247,000 cars sold under both the Dacia and Renault brands**

- **In Europe, Clio sales grow by +26.5% thanks to the success of Clio III.**

"2007 will mark a return to growth for Renault from summer onwards. Outside Europe sales will continue to progress and the Renault Group will reinforce its commercial organization to prepare for the arrival of new products. In Europe the first half of the year will remain on a downward trend but the second half, with the arrival of the future Twingo and then the future Laguna, will mark the start of the rebound in sales while retaining the priority given to profitability. In total, we expect slight growth, essentially in the second half. "
Patrick Blain, Executive Vice President, Sales & Marketing.

Worldwide sales in 2006 decreased by **-4%** to **2,433,604** vehicles sold during a year of transition for the Renault Group.

Outside Europe sales increased by **+8.8%** to **742,019** units thanks to the increasing availability of Logan, the performance of Renault Samsung Motors and the growth of the Renault brand on international markets. At the end of 2006, sales outside Europe accounted for more than **30%** of the Renault Group's sales. Each of the three brands (Renault, Dacia and Samsung) contributed to this growth :

- **Renault** sales rose **+9.8%** to **471,113** vehicles
- **Dacia** sales grew by **+11.6%** to **149,075** vehicles
- **Renault Samsung Motors** sales grew to a record **121,831** vehicles

*Europe=region France + region Europe

RENAULT PRESS
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

In France and Europe on very competitive markets, a lack of new products and the acceleration of the selective commercial policy to reduce unprofitable sales saw a decrease in sales of **-8.7%** for the Renault Group to **1,691,585** units, but was accompanied by a noticeable improvement in residual values.

| Euromed Region

In the Euromed region, **Renault Group** sales grew by **+12.6%** to **380,084** in 2006, thanks to very strong sales growth for Logan in Russia, and in North Africa where the group ensured its leadership.

Renault grew by **+13.8%** in the Euromed region. In **Russia**, on a market that grew by **+21.7%,** sales leapt by **+146.7%** and **71,914** vehicles, thanks to the success of Logan in its first full year of sales in this market. The brand also progressed in **North Africa** by **+15.7%**. However, sales dropped by **-21.2%** in **Turkey**, a market that dropped by **-13.2%** and was effected by the devaluation of its local currency in 2006. Even so, Renault remains leader of the car market with 16% market share.

Dacia saw its sales increase by **+11.1%**, thanks to the increasing presence of Logan in Morocco (+369.3%), Algeria (+83.2%) and in Eastern Europe (Ukraine and Bulgaria) where sales have multiplied sevenfold to almost 7,700 units.

| Americas Region

In the Americas region, the **Renault Group's** sales increased by **+13.2%** in 2006 to **186,284** units, notably thanks to strong advances in Colombia, Argentina and Brazil.

In Colombia sales increased by **+37.1%** mostly thanks to Logan, produced and sold locally under the Renault brand since the end of 2005, securing the number two place in the market for Renault. In Argentina, Renault sales increased ahead of the market by **+29.4%** to **48,334** vehicles. In Brazil, on a market up by 12.6%, Renault sales increased by **+8.5%** in 2006 with **51,557** sales, thanks to the launch of the Mégane Sedan and Grandtour models. Notably, 75% of the cars presently sold by Renault in Brazil run on Flex-Fuel.

Conversely, sales in Mexico dropped to **20,272** units due to the effect of the cycle of renewal of the range. Sales of Kangoo LCV of this market were good, and Clio III will be launched on this market early in 2007.

| Asia-Africa Region

Renault Group sales in the Asia-Africa region dropped slightly **(-2.5%)** in 2006 to **175,651** vehicles.

The slight reduction in sales in this region is principally due to South Africa and the Middle-East region. The drop of 20% in the value of the South African Rand directed Renault to adapt its commercial policy in South Africa in order to focus on profitability, resulting in a drop in sales of **-18.5%.**

In South Korea, its first market, **Renault Samsung Motors** continued its growth and progressed by **+3.2%**.

| France & Europe Region

The drop in sales in France & Europe is explained by two factors with similar impacts:

- the lack of new products in 2006
- the voluntary reduction of volume linked to the selective commercial policy

These two factors led to reduction in group sales of **-8.7%** in 2006 to **1,691,585** units, representing a **9.4%** market share.

In Europe (including France) the Renault brand, with a **9.1%** market share (Car + LCV), sold **1,644,068** vehicles, a drop of **9.8%** in the region. Renault remains the leading brand on the European LCV market for the ninth year running with **319,334** vehicles sold representing a **14.1%** market share.

The Dacia brand pursued its growth with a sales increase of **+54.4%** to **47,517** units.

In France the Renault brand remains number one for sales with a **25.5%** market share (Car + LCV) selling **649,893** vehicles in 2006. The two best-selling cars in France in 2006 are Clio and Mégane. In addition, Dacia sold **18,794** Logan in France during 2006, and confirms its success with **0.9%** market share.

The selective commercial policy

For two years, Renault has pursued a selective commercial policy in Europe. This consists of privileging the most profitable sales channels (retail and fleet customers) and limiting sales to short term rentals and self registrations, as these vehicles return very quickly to the used car market.

This allows Renault to 'clean' the stock of used cars in its network and support the residual values of its vehicles.

This policy, while penalizing volumes in the short term, allows Renault to prepare for the future and will pay off in the medium term both in volumes and profitability. In the case of Clio III its residual value has already risen by 6% (Eurotax estimate).

| Outlook

2007 will see the beginning of a return to growth for the Renault Group from the summertime onwards.

Outside Europe sales growth will again be stronger thanks notably to the group's operations in India, the Mercosur and in Iran, with the start of production and sales of Logan. Renault will also reinforce its commercial organisation in a number of countries in preparation for the arrival of new products which will be launched under Renault Commitment 2009. Renault Samsung Motors will launch a 4x4 model on to the South Korean market at the end of 2007.

In Europe, 2007 will be a year of contrasts for Renault. The first half of the year will see continuity with 2006 with priority given to profitability. During the second half of 2007, the launches of the future Twingo and then the future Laguna, will allow sales to renew progressively with growth, with the full impact of these launches the following year.

Globally, the Renault Group's worldwide sales should experience a slight increase in 2007, this growth exclusively concentrated in the second half, which marks the beginning of the Renault Commitment 2009 product offensive.

Press contact: Andrew Boyle, Renault Press, +33 (0)1 76 84 64 69

Websites: www.media.renault.com – www.renault.com

ANNEXE 1

Renault Group sales at the end of December 2006
Provisional figures

Total sales by brand of the Renault Group

		Cumulative		
		2006	2005	% var
RENAULT	Cars	1,737,043	1,878,434	-7.5
	LCV	378,138	372,378	+1.5
	Total Renault	**2,115,181**	**2,250,812**	**-6.0**
RSM	Cars	121,831	119,488	+2.0
	Total RSM(*)	121,831	119,488	+2.0
DACIA	Cars	184,751	143,621	+28.6
	LCV	11,841	20,743	-42.9
	Total Dacia(*)	**196,592**	**164,364**	**+19.6**
RENAULT Group	Cars	2,043,625	2,141,543	-4.6
	LCV	389,979	393,121	-0.8
	Total Group	**2,433,604**	**2,534,664**	**-4.0**

(*) Sales on local market + exports

Total sales by region

	Cumulative		
	2006	2005	% var
Europe*	1,691,585	1,852,474	-8.7
Outside Europe	742,019	682,190	+8.8
Euromed	380,084	337,497	+12.6
Asia Africa	175,651	180,129	-2.5
Americas	186,284	164,564	+13.2
Total Group	**2,433,604**	**2,534,664**	**-4.0**

* Region France + Region Europe

The top ten Car and LCV markets of the Renault Group at the end of December 2006

		Volume	**Market share**
1	France	668,687	26.30%
2	Spain	205,979	10.81%
3	Germany	173,199	4.73%
4	United Kingdom	160,137	5.98%
5	Italy	142,048	5.58%
6	Romania*	131,218	46.25%
7	South Korea	119,088	10.03%
8	Turkey	92,331	14.87%
9	Russia	71,914	3.78%
10	Belgium + Luxembourg	67,063	10.44%

* of which 23.549 vehicles for the Renault brand and 107.669 for the Dacia brand

ANNEXE 2

World model sales in 2006 (Cars + LCV)

Model	Volume
Renault	
Twingo	69,166
Clio	584,646
Thalia	93,644
Modus	86,414
Mégane	681,444
Laguna	83,123
Vel Satis	5,127
Espace	42,842
Kangoo	227,865
Trafic	81,522
Master	96,435
Dacia + Renault	
Logan	247,083
Dacia	
Pick-up	11,755
Samsung	
SM3	31,975
SM5	72,314
SM7	17,542
Others	707
Total	**2,433,604**

ANNEXE 3

List of countries per region

Americas	Asia & Africa	Euromed	Europe *(outside France)*	France
NORTH LATIN AMERICA Colombia Costa Rica Cuba Ecuador Honduras Mexico Nicaragua Panama El Salvador Venezuela Dominican Rep. Guadeloupe French Guyana Martinique	**ASIA PACIFIC** Australia Indonesia Japan Malaysia New Caledonia New Zealand Singapore Tahiti Thailand Brunei	**EASTERN EUROPE** Bulgaria Moldavia Romania	Albania Austria Germany Belgium-Lux. **Bosnia** Cyprus Croatia Denmark Spain Finland Greece Hungary Ireland Iceland Italy **Kosovo** **Macedonia** Malta **Montenegro** Norway Baltic States Netherlands Poland Portugal Czech Republic United Kingdom **Serbia** Slovakia Slovenia Sweden Switzerland	Metropolitan France
SOUTH LATIN AMERICA Argentina Brazil Bolivia Chili Paraguay Peru Uruguay	**INDIA**	**RUSSIE / CIS** Armenia Belorussia Georgia Kazakhstan Russia Ukraine ...		
	MIDDLE EAST & French-speaking Africa Saudi Arabia Egypt Jordan Lebanon Libya Pakistan Gulf States Syria	**TURKEY** Turkey Turkish Cyprus ...		
	AFRICA & INDIAN OCEAN South Africa + *Sub-Saharan Countries* Indian Ocean Islands	**NORTH AFRICA** Algeria Morocco Tunisia		
	KOREA			
	IRAN			
	CHINA Hong Kong Taiwan **ISRAEL**			

62

RENAULT

PRESS RELEASE

FEBRUARY 08, 2006

Renault announces net income of €2.9 billion and operating margin of 2.56%

- **2006 was a year of transition following the launch of the Renault Commitment 2009 plan.**
- **Global sales decreased 4%. Growth outside Europe continued, accounting for 30% of total sales. Logan MCV, the first of the plan's 26 new models, was successfully launched.**
- **Renault achieved its 2006 operating margin target, generating net income of €2,943 million - a slight 0.8% dip in revenues.**
- **With a ratio of net financial debt to shareholders equity of 11.4% at December 31, 2006, Renault had a healthy balance sheet at end-2006.**

"Thanks to the total commitment of everyone at Renault to reducing costs, improving quality and boosting the international performance of the Group, Renault has achieved its 2006 operating margin in line with the roll-out of Renault Commitment 2009" said Carlos Ghosn President and CEO of Renault.

Operating margin in line with objectives

The Group reported **revenues** of **€41,528 million**, down 0.8% on 2005 on a consistent basis.
The slight downturn is mainly attributed to:
- a lower contribution from the France and Europe Regions (down 4.2% on 2005) where Renault pursued its selective commercial policy pending the product offensive planned to start in second-half 2007,
- a stronger contribution from the other Regions – Euromed, Americas and Asia-Africa – over the same period (up 2.3%) with sales growth driven by the three brands: Renault, Dacia and Samsung.

In 2006 **Group operating margin** totaled **€1,063 million** or **2.56%** of revenues, versus 3.20% in 2005.

Business in 2006 was impacted by:
- lower sales volume in Europe, and the consequent lower absorption of fixed costs,
- a higher-than-expected rise in raw materials prices,
- the cost of transition to the Euro 4 standard, not passed on to sales prices.

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Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

Owing to the continued development of 26 new products, along with environmentally friendly and safety technologies, **Research and Development** expenditure totaled **€2,400 million**, up €136 million on 2005. This increase is due to the acceleration of Renault's investment in innovation to prepare for the future.

Sales Financing contributed €492 million to Renault's operating margin versus €465 million in 2005.

Net income of €2,943 million

The Group reported **operating income of €877 million**, compared to € 1,514 million in 2005.

The net financial income totaled **€61 million**, compared to an expense of €327 million in 2005. Efficient management of debt, the net cost of which was €19 million (compared to €57 million in 2005), and the capital gains made on Scania securities in the second half-year are 2 main drivers of 2006 financial income.

Renault reported net profit of **€2,260 million** from its share in the **income of associated companies,** particularly Nissan (€ 1,871 million) and Volvo (€ 384 million).
The tax charge came to € 255 million compared with € 331 million in 2005.
Net income amounted to € 2,943 million. Earnings per share came to €11.17.

At the Annual General Meeting on May 2, 2007 the Board of Directors will recommend **increasing the dividend to € 3.10 per share**, from € 2.40 last year.

A healthy financial situation

The net financial automotive debt totaled **€ 2,414 million** at December 31, 2006, or 11.4% of equity compared with 11.5% in 2005.

Shareholders' equity increased by € 1,540 million to **€ 21,201 million** at December 31, 2006, versus € 19,661 million at end-2005.

2006: A year of transition for Renault

Renault has committed to make and sustain itself as the most profitable European volume car company. In 2006 the Group made progress in all three areas of the plan: quality, profitability and growth.

Quality
Significant progress has been made in terms of product quality. This improvement is reflected in a 30% year-on-year drop in warranty costs. The future Laguna, which epitomizes Renault's commitment to quality, successfully passed all its design-phase quality tests.

In terms of service quality, significant progress has been made with the implementation of the plan (PER 4). The percentage of very satisfied customers across the network worldwide rose from 71% to 75% in 2006.

Profitability
The first operating margin milestone was met, mainly thanks to reduced costs, increased international profitability, and the strong performance on the light commercial vehicles market in Europe.

Growth
Although not reflected by the 2006 commercial results, growth is in the pipeline.

- Five of the 26 models included in the plan (Logan Van, Twingo, Laguna sedan, Laguna station wagon and Renault's first cross-over) have already been launched in 2007.

- This product offensive will be backed up by technological progress, achieved through the Alliance. Renault is focusing on the environment in order to remain one of Europe's most efficient carmakers in terms of fuel consumption and CO_2 emissions.
- Sales outside Europe, which account for 30% of the total compared with 27% in 2005, continued to grow, driven by the three brands: Renault, Dacia and Samsung. The increase in production capacities announced for India, Romania and Russia, and the launch of new models designed to meet local demand on these fast-growing markets, are the main driving forces behind Renault's growth through to 2009.

Outlook for 2007

Sales will start to grow again in 2007.

- In Europe, where the markets are stable, Renault will pursue its selective commercial policy. However, in the second half of 2007, Renault will progressively benefit from the launches of the future Twingo and Laguna.
- Outside Europe, the launch of Logan in Brazil, Iran and India in spring 2007 will contribute to sales growth. At year's end a cross-over vehicle will be launched in South Korea.

Overall, Renault's global sales will increase slightly in 2007. Most of the growth will occur in the second half-year.

To be on track with the commitment of 6% operating margin in 2009, annual milestones for profitability were set in July 2006. Renault has confirmed the milestone of 3% operating margin in 2007. This figure is the average for what will be a year of contrasts, with the first half lower than 2006 and the second half marked by an increase.

Contact
Renault Press: Nathalie Bourotte +33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

Consolidated revenues of the Renault group by activity

€ million	2006	2005 restated[1]	2005	Change restated
Automobile	**39,605**	39,923	39,458	**- 0.8%**
Sales financing	**1,923**	1,921	1,880	**+ 0.1%**
Total	**41,528**	41,844	41,338	**- 0.8%**

[1] *On a like-for-like basis with 2006*

Operating margin by activity

€ million	2006			2005
		HY1	HY2	
Automobile	**571**	323	248	858
% of revenues	*1.4%*	*1.6%*	*1.3%*	*2.2%*
Sales financing	**492**	269	223	465
% of revenues	*25.6%*	*27.3%*	*23.8%*	*24.7%*
Total	**1,063**	592	471	1,323
% of Renault group revenues	*2.56%*	*2.75%*	*2.36%*	*3.20%*

Consolidated results of the Renault group

€ million	2006	2005
Operating margin	1,063	1,323
Operating income	877	1,514
Financial income (expense)	61	(327)
Share in income of associated companies	2,260	2,597
Group pre-tax income	3,198	3,784
Current and deferred tax	(255)	(331)
Group net income	2,943	3,453
Minority interests	(74)	(86)
Renault net income	2,869	3,367

RENAULT NISSAN MOTOR COMPANY Mahindra

Press Release February 26, 2007

Mahindra, Renault and Nissan announce Chennai as the location for a 400,000 capacity production site in India

CHENNAI, FEBRUARY 26: Following the signing of a memorandum of understanding (MOU) today, Chennai, in the state of Tamil Nadu, has been announced as the location of what will potentially be one of the largest automotive production sites in India, with an installed capacity of 400,000 units per year, seven years after its initial production. Automakers Mahindra and Renault will now be joined in this project by Nissan.

Renault, Nissan and Mahindra are committed to investing a minimum of Rs 4,000 crore (€686 million / $902 million) in the site during the next seven years, with an equity holding of 50% by Mahindra and 50% by Renault and Nissan. The project, a unique industrial complex, will provide vehicle production for each carmaker, plus a powertrain facility for Renault and Nissan. The MOU will facilitate M&M and its partners Renault and Nissan to manufacture passenger cars and SUVs in the 925 acre (approximately 400 ha.) facility.

A range of products suited to the requirements of Indian customers will be manufactured at the new production site. Production is expected to begin in the second half of 2009.

Chennai was chosen as the location for the new production site for reasons including its well developed automotive and components industry, high education levels in its workforce, and its overall infrastructure including its port facilities. The addition of this Greenfield project will help make Chennai a truly global player in the automotive business.

The partners will optimize production costs through economies of scale thanks to joint investment in plant and infrastructure, as well as purchasing synergies.

- Renault will contribute its expertise in engineering, manufacturing and adaptation to meet customer requirements.
- Mahindra will contribute its in-depth understanding of the Indian market and supplier base as well as manufacturing through years of market leadership.
- Nissan will contribute with worldwide export opportunities and manufacturing technologies.

Thiru. M. Karunanidhi, Hon. Chief Minister of Tamil Nadu welcomed the triumvirate of Mahindra, Renault and Nissan to Chennai as a base for its greenfield auto manufacturing operations.

Thiru. Dayanidhi Maran, the Hon. Union Minister of Communications and Information Technology, said, "I welcome this watershed agreement between the three global automotive players and the Tamil Nadu government. I firmly believe that the project's commitment to innovation and technology will set new benchmarks for Indian manufacturing industry and for the state."

Mr. Keshub Mahindra, Chairman of the Mahindra Group, said, "This is a red letter day in the globalization of the Indian automotive space. The choice of location and the expansion of our strategic partnership with Renault to include Nissan are designed to bring world class platforms to the evolved car buyer. The consortium's state-of-the-art Greenfield facility, which is to be set up on a location in Chennai, speaks of our long-term commitment to India's evolution as the favoured global destination for manufacturing. I laud the efforts of the Tamil Nadu govt. for creating an environment conducive to generating employment opportunities and creating a positive business climate for global players."

Dr. Pawan Goenka, President, Automotive Sector - M&M said, "This is M&M's first major manufacturing facility in the state of Tamil Nadu and we appreciate the Tamil Nadu government's initiative in offering us a gateway to this state and providing the project with the necessary infrastructure to commence operations here. The advantages accrued to the customer by our synergies of cost, scale and engineering promise to set new benchmarks of quality and cost for the auto manufacturing in India. We are pleased to have Renault and Nissan as our partners on this mega project. "

Mr. Patrick Pelata, Executive Vice President of Renault said, "India is a key market for Renault's international growth ambitions both up to and beyond the limit of Renault Commitment 2009. Thanks to our already successful relationship with Mahindra we will make this new production site in Chennai a great opportunity for both Renault and Nissan."

Mr. Carlos Tavares, Executive Vice President of Nissan commented, "Through the strong partnership of Renault and Mahindra, Nissan is able to leverage the Alliance and gain a rapid entry advantage for local manufacturing in India. Nissan was able to evaluate several different options for our first manufacturing base in India – but the advantages of working with our Alliance partner and their local Indian partner was compelling."

The Industries Secretary, Government of Tamil Nadu, Mr. S. K. Das said, "It is yet another achievement for the state of Tamil Nadu as we will be hosting the consortium's facility. This project will be a significant contribution on the part of M&M, Renault and Nissan to our state's industrial development and fiscal strength".

####

About The Mahindra Group

The US $4 billion* Mahindra Group is among the top 10 industrial houses in India. Mahindra & Mahindra is the only Indian company among the top five tractor manufacturers in the world and is the market leader in multi-utility vehicles in India. The Group has a leading presence in key sectors of the Indian economy, including trade and financial services (Mahindra Intertrade, Mahindra & Mahindra Financial Services Ltd.), automotive components, information technology & telecom (Tech Mahindra, Bristlecone), and infrastructure development (Mahindra GESCO, Mahindra Holidays & Resorts India Ltd., Mahindra World City). With over 60 years of manufacturing experience, the Mahindra Group has built a strong base in technology, engineering, marketing and distribution which are key in its evolution as a customer-centric organization. The Group employs over 40,000 people and has several state-of-the-art facilities in India and overseas. The Mahindra Group has ambitious global aspirations and has a presence in five continents. Mahindra products are today available in every continent except Antarctica. M&M has one tractor manufacturing plant in China and three assembly plants in the United States. It has made strategic acquisitions across the globe including Stokes Forgings (UK), Jeco Holding AG (Germany) and Schoneweiss & Co GmbH (Germany). Its global subsidiaries include Mahindra Europe Srl. based in Italy, Mahindra USA Inc. and Mahindra South Africa. M&M has entered into partnerships with international companies like Renault SA, France, and International Truck and Engine Corporation, USA. Forbes has ranked the Mahindra Group in its Top 200 list of the World's Most Reputable Companies and in the Top 10 list of Most Reputable Indian companies.

***(Annualised for current fiscal)**

About Renault

A group with industrial and commercial presence in 118 countries, Renault designs, develops, manufactures and sells innovative, safe and environmentally-friendly vehicles worldwide. Its 128,893 employees contribute to a strategy of profitable growth based on three key factors: competitiveness, innovation and international expansion. Renault is Europe's leading brand, the only vehicle manufacturer to have eight cars with the maximum five-star Euro NCAP rating, and the winner of the Formula 1 World Championship for Constructors and Drivers in 2005 & 2006. Renault is accelerating its international development with the new Logan and pursuing the Alliance with Nissan.

Renault's activities are organized in two main Divisions:

Automobile Division:

Alongside Renault, this Division includes the brands Samsung and Dacia. The Automobile Division designs, develops and markets passenger cars and light commercial vehicles. In 2006, the contribution was down 0.8% compared with 2005, to EUR39,605 million (95,3% of total revenues).

Sales Financing Division:

This Division contributes to Renault's sales and marketing activities. It includes RCI Banque and its subsidiaries, making a total of some 60 companies underpinning the Group's international development.

In 2006, the Division reported revenues of EUR1,923 million, 4.6% of total Group revenues.

About Nissan

Globally, Nissan's operations include automotive styling, engineering, consumer and corporate financing, sales and marketing, distribution and manufacturing. Since its establishment in 1933, Nissan has gained confidence and trust of customers around the world through its distinguished

design and quality of its automobiles not only Japan but also in the United States, Europe and other markets of the world. Nissan currently has manufacturing sites in Japan, United States, Untied Kingdom, Spain, Mexico, China, South Africa, Thailand, Egypt, etc. and the sales volume of Nissan brand vehicles in the world for the fiscal year 2006 exceeded 3.5 million vehicles. Nissan currently employs 182,273 people worldwide.

Nissan also manufactures, sells and distributes the luxury line-up under the Infiniti brand in the United States, GCC, Taiwan, Korea, China and Russia. Nissan's presence in the world is even more enhanced through the Renault-Nissan Alliance that was established in 1999 with the view to create synergies in any part of the world.

More information on Nissan Motor Co., Ltd. and the complete line of Nissan and Infiniti vehicles can be found online at http://press.nissan-global.com/EN/ or by contacting the corporate media line at +81-3-5565-2141.

For further enquiries, contact:

Ms. Roma Balwani
Head, Corporate Communication
Mahindra & Mahindra Ltd
+91-22 24975176
Website : www.mahindra.com

Andrew Boyle
Renault
Corporate Information Department
+ 33 (0)1 76 84 64 69
Websites: http://www.media.renault.com - www.renault.com

Gina Pasco
Nissan Motor Co., Ltd.
Global Communications CSR & IR Division
+ 81 (0)3 5565 2141 (Corporate)
Website: http://press.nissan-global.com/EN/

64

RENAULT
Société Anonyme au capital social de 1 085 610 419,58€
Siège social : 13/15, Quai Alphonse Le Gallo
92512 Boulogne Billancourt
441 639 465 RCS NANTERRE

Liste des informations publiées ou rendues publiques au cours des 12 derniers mois
en application de l'article L 451-1-1 du Code monétaire et financier et de l'article 221-1-1
du Règlement Général de l'Autorité des Marchés Financiers

DOCUMENT D'INFORMATION ANNUEL ETABLI LE 28/02/07

Date	Documents
Informations périodiques ou occasionnelles disponibles sur www.amf-france.org et sur www.renault.com	
	DOCUMENT DE REFERENCE 2005
	Date de dépôt : 13/03/06
	COMMUNIQUES DE PRESSE
20-avr-06	Descriptif du programme de rachat d'actions
24-avr-06	Publication du chiffre d'affaires du 1er trimestre 2006
26-avr-06	Publication de la contribution de Nissan aux résultats du 1er semestre de Renault
02-mai-06	Publicité relative à l' éventuel amendement de la résolution n°12 (AG 4 mai 2006)
30-juin-06	Renault communique sur l'Alliance
03-juil-06	Renault communique (approbation du C. d'adm. pour discussions avec GM)
06-juil-06	Renault poursuit sa croissance hors d'Europe au 1er semestre 2006
07-juil-06	Suite à la décision du Board de GM, Renault communique
17-juil-06	Communiqué Renault/Nissan/GM
24-juil-06	Renault et NTN concluent un accord
27-juil-06	Résultats 1er semestre 2006
18-sept-06	Renault confirme l'accord passé avec MAN
04-oct-06	Renault Nissan et GM arrêtent leurs discussions
25-oct-06	Publication du chiffre d'affaires des 9 premiers mois 2006
26-oct-06	Publication de la contribution de Nissan aux résultats du second semestre de Renault
09-nov-06	Signature d'une Mémorandum of understanding entre Renault et Mahindra
11-déc-06	Investissement de 100 milions d'euro en Roumanie
05-janv-07	Résultats commerciaux 2006
08-févr-07	Résultats 2006
26-févr-07	Renault, Nissan et Mahindra annoncent la localisation de leur site de producition en Inde
	DECLARATIONS D'OPERATIONS SUR TITRES PAR LES DIRIGEANTS
	Dates de mise en ligne : 12/07/06, 06/10/06, 03/11/06, 28/11/06, 14/02/07
Informations publiées au Bulletin des Annonces legales Obligatoires (BALO) et dans un Journal d'annonces légales	
08-mars-06	Publication de l'avis de réunion de l'Assemblée des actionnaires
24-mars-06	Publication de l'avis de convocation sur 1ère convocation de l'Assemblée des actionnaires en date du 4 mai 2006 au BALO et au Journal des annonces légales "les Affiches Parisiennes"
29-mars-06	Publication des documents comptables (comptes consol) 2005
05-avr-06	Publication de l'avis de convocation sur 1ère convocation de l'Assemblée

	des porteurs de titres participatifs en date du 24 avril 2006 au BALO
05-avr-06	Publication de l'avis de convocation sur 1ère convocation de l'Assemblée des porteurs de titres participatifs en date du 24 avril 2006 au Journal Spécial des Sociétés des Hauts de Seine
1 et 2 mai 2006	Publication du chiffre d'affaires consolidés 1er trimestre 2006
22-mai-06	Publication des droits de vote lors de l'Assemblée Générale Mixte du 04/05/2006
21-juin-06	Publication des documents comptables (comptes sociaux) 2005
30/06/2006	Publication des documents comptables approuvés par l'Assemblée Générale des actionnaires en date du 04 mai 2006
02-août-06	Publication du chiffre d'affaires 2ème trimestre 2006
07-sept-06	Publication du résultat du 1er semestre 2006
01-nov-06	Publication du chiffre d'affaires du 3ème trimestre 2006
14-févr-07	Publication du chiffre d'affaires 2006
Informations déposées auprès du Kanto Local [illegible] (Japon) et publiées sur [illegible]	
15-juin-06	Publication du Annual Securities Report au 31/12/2005
29-sept-06	Publication du Semi-Annual Securities Report au 30/06/05
29-sept-06	Publication d'un Amendement au Shelf-Registration Statement
10-nov-06	Publication d'un Amendement au Shelf Registration Statement
24-nov-06	Publication d'un Amendement au Shelf Registration Statement
24-nov-06	Publication d'un Amendement au Semi-Annual Securities Report
24-nov-06	Publication d'un Amendement au Securities Report
06-déc-06	Publication d'un Amendement au Shelf Registration Statement
06-déc-06	Publication d'un Supplément au Shelf Registration Statement
Informations déposées auprès de la Bourse de [illegible] et publiées sur son [illegible]	
24-mars-06	Publication du 2nd Supplement au Prospectus de Base du 22/07/05
16-juin-06	Publication du Prospectus d de Base dans le cadre du Programme EMTN
20-sept-06	Publication du 1er Supplément au Prospectus de Base (Comptes Semestriels au 30/06/06)
20-févr-07	Publication du 2nd Supplement au Prospectus de Base (Résultats 2006)

65

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

FORMULAIRE DE DÉCLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : Montori Annie.
  - Tel 01 76 84 52 14 Fax : 01 76 84 51 49 Email : annie.montori@renault.com

- **Société déclarante :**
  - Dénomination sociale : RENAULT..
  - Adresse du siège social : 13 Quai Alphonse Le Gallo 92 512 Boulogne Billancourt.............................. .
  - Marché Réglementé (Eurolist) :

[X] *Compartiment A* [ ] *Compartiment B* [ ] *Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : 284 937 118.

Nombre total de droits de vote de la société déclarante : 284 937 118.
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : application de l'art 222-12 du règlement de l'AMF.
- Date à laquelle cette variation a été constatée : 31/01/2007.

Lors de la précédente déclaration en date du 04/05/2006

- le nombre total d'actions était égal à **284 937 118.**
- le nombre total de droits de vote était égal à **233 539 952.**

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)

[X] OUI *(si oui, joindre l'extrait des statuts reprenant cette clause et ensuite mettre à jour cette information)*
[ ] NON

Fait à Paris, le 28 février 2007
Signature :

Annie Montori
Chargée de Relations Financières

66

RENAULT

COMMUNIQUÉ DE PRESSE

3 AVRIL 2007

Consulting the preparatory documents for Renault's General Meeting

Renault's General Meeting will convene on 2 May, 2007, at Palais des Congrès, 2 place de la porte Maillot, 75017 Paris (France), at 3 p.m. sharp. The General Meeting is organised to be a true forum for debate with shareholders. For this purpose, shareholders are invited to examine this press release, intended as a reminder of the various ways in which the preparatory documents for the General Meeting are made available to shareholders and may be consulted by them.

A call to the general meeting, containing information about the Group's activity and financial results together with the resolutions which are being submitted to the shareholders' vote, has been sent within statutory time limits to shareholders who hold registered shares; this call to the meeting is also put online at the www.renault.com website.

In accordance with the EU Transparency Directive which entered into force on 20 January 2007, any shareholder may consult the "Regulated Information" section on Renault's website which contains the Chairman's report on the work of the Board of Directors and Internal Control procedures.

In addition, any shareholder may request a copy of the 2006 annual report, the registration document (*"document de reference"*) filed with the AMF (French financial markets authority)[1], the financial statements (in French or in English), and generally all of the documents and information provided for in Articles 133 to 135 of Decree No. 67-236 of 23 March 1967.

Documents which will be provided at the General Meeting may be consulting at Renault's registered offices.

Renault
13-15, quai Alphonse Le Gallo
92512 Boulogne Billancourt Cedex

CONTACT

Renault Corporate Press: Nathalie Bourotte, +33 (0)1 76 84 64 69

Sites Internet : www.media.renault.com – www.renault.com

[1] also published on www.renault.com website

67



The share buy-back programme

Description of the share buy-back programme to be authorised by the general meeting of May 2, 2007

(Combined with the special report on operations undertaken in the framework of the previous buy-back program approved by the General Meeting held on May 4, 2006)

Pursuant to the French financial markets authority's General Regulations (AMF General Regulations Articles 241-1 to 242-7) and Article L. 451-3 of the French Monetary and Financial Code, the purpose of this programme description is to describe the aims and the terms of the programme for Renault SA (the "Company") to purchase its own shares subject to the authorisation of the Mixed (joint ordinary and extraordinary) General Meeting of shareholders of May 2, 2007.

1. Date of the general meeting of shareholders called to authorise the new buy-back programme

May 2, 2007.

2. Number of shares and proportion of the share capital held by the issuer

As of March 31, 2007, the Company's registered capital is made up of 284,937,118 shares of which 7,021,050 shares are held by Renault SA, representing 2.46% of the registered capital.

3. Breakdown by purpose for shares held directly or indirectly by the issuer

Except where a different use is assigned to shares which no longer have an assigned purpose, the purpose of the shares directly or indirectly held by Renault SA at the present date is attributed by allotment to the following aims:

- 7,021,050 shares to designated by use all or part of the acquired shares in order to cover stock option plans or any other form of allocation intended for employees and directors of the Company and its Group under those conditions laid down by law (including notably in the framework of the gratuitous allocation of shares);
- 0 share to deliver its shares for the exercise of rights attached to securities which provide entitlement, either by conversion, exercise, redemption or exchange, to the attribution of shares in the Company, in the framework of stock market regulations;
- 0 share to animate and maintain the secondary market or the liquidity of Renault's shares through an Investment Services Provider via a liquidity agreement in accordance with the good trade practices charter recognised by the *Autorité des marchés financiers* (French financial markets authority);
- 0 share to use all or part of the shares acquired for conservation and later delivery as exchange or as payment in the context of any external growth operations;
- 0 share to cancel them, subject to the adoption of the eleventh resolution by the Mixed General Meeting.

4. Aims of the new buy-back programme

The aims of this programme are:

- to use all or part of the acquired shares to cover plans for options or any other form of allocation intended for employees and directors of the Company and of its Group under those conditions laid down by law (including notably in the framework of the gratuitous allocation of shares);
- to deliver its shares at the time of exercise of rights attached to securities which provide entitlement, by conversion, exercise, redemption or exchange or in any other manner, to the attribution of the Company's shares in the framework of stock market regulations;
- to animate the secondary market or the liquidity of Renault shares by an Investment Service Provider by way of a liquidity agreement complying with the code of good practice recognised by the *Autorité des Marchés Financiers* (French financial markets authority);
- to use all or part of the acquired shares for conservation and later delivery in exchange for or as payment in the framework of any future transactions for external growth;
- to cancel them, subject to the adoption of the eleventh resolution by the Mixed General Meeting of shareholders.

5. Maximum proportion of share capital, maximum number and characteristics of the equities

The maximum purchase price is fixed at €150 per share (ISIN code: FR 0000131906), and the number of shares which may be acquired is fixed at a maximum of 10% of the registered capital, it being recalled that this limit applies to the amount of Company's registered capital as adjusted, as the case may be, to take into account those operations affecting the registered capital after the General Meeting on May 2, 2007.

The total amount that the Company may apply to the purchase of its own shares may not exceed €2,849,371,180.

Consequently, subject to potential adjustments, and considering the 7,021,050 shares representing 2.46% of the registered capital that the Company already held on March 31, 2007, the Company may only acquire 7.54% of its registered capital, *i.e.* 21,484,258 shares, under this programme for the purchase of the company's own shares, notwithstanding any capital increases authorised by the Mixed General Meeting.

The number of shares acquired by the Company with a view to their conservation or for exchange in the context of a merger, division, spin-off or capital contribution may not exceed 5% of its capital.

6. Duration of the buy-back programme

Subject to its approval by the Mixed General Meeting of shareholders on May 2, 2007, this programme is authorised for a period which will end at the next annual General Meeting called to approve the accounts, without exceeding a maximum duration of eighteen months, *i.e.* November 2, 2008.

7. Special report on operations undertaken in the framework of the previous buy-back programme

In accordance with Article L. 225-209 of the French Commercial Code, it is hereby stated that Renault proceeded with no acquisitions of its own shares in the framework of its share buy-back programme approved by the General Meeting held on May 4, 2006.

Percentage of the share capital held directly or indirectly by Renault itself as of March 31, 2006: 2.46%.

Number of own shares cancelled over the course of the last 24 months: 3,000(*).

Number of own shares held in the portfolio as of May 4, 2006: 8,650,775.

Number of own shares held in the portfolio as of March 31, 2007: 7,021,050.

Book value of such portfolio as of March 31, 2007: €364,836,247.

Market value of such portfolio as of March 31, 2007: €614,692,927.

(*) The Board of Directors of Renault S.A held on February 6, 2006 which, on the one hand, observed the creation of 3000 new shares arising from the early exercise of 3000 share subscription options, and, on the other hand, which correlatively proceeded with the cancellation of 3000 shares held by the company itself which no longer had an assigned use.

Period from April 1, 2006 to March 31, 2007	Cumulative gross flows		Open positions at March 31, 2007	
	Purchases	Sales / Transfers(*)	Open positions for purchase	Open positions for sale
Number of shares	**None**	**1,707,217 shares**	**None**	**None**
Average exercise price		**46.02 euros/share**		
Amounts		**78,558,560 euros**		

(*) Following the exercise of 1,707,217 share purchase options by employees and/or directors.

This description has been transmitted to the AMF French financial market authority. It is available for free to the general public at the Renault SA's head office 13/15 quai Le Gallo, 92100 Boulogne-Billancourt, France, and is also available on the websites of Renault SA (www.renault.com) and AMF (amf-france.org). A copy will be sent for free upon request.

68

RENAULT

PRESS RELEASE

APRIL 26, 2007

Nissan contributes €372 million to Renault's first quarter 2007 earnings

On April 26, 2007, Nissan released the results for its fiscal year 2006/2007 running from April 1, 2006 to March 31, 2007.

After restatements, Nissan's earnings for the fourth quarter of fiscal 2006/2007 (January 1 to March 31, 2007) will contribute an estimated €372 million to Renault's first-half 2007 net earnings (1).

This amount takes into account the restatements made by Renault, in particular for the capitalization of development expenses and the impact during the quarter of accounting differences between Japanese standards and IFRS regarding deferred taxes.

The contribution includes a €51 million profit arising on the absorption of the three-month time lag in Nissan's consolidation of certain subsidiaries, mainly in Europe and Mexico, which added their earnings for an additional quarter to Nissan's results.

(1) based on an average exchange rate of 156.5 yens/euro for the period under review.

Contact:
Renault Corporate Media Relations: Nathalie Bourotte +33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

69

RENAULT

PRESS RELEASE

APRIL 27, 2007

In first quarter 2007,

Renault reports revenues of €10,256 million

Renault's first-quarter 2007 revenues came to €10,256 million compared with €10,541 million in first quarter 2006, on a consistent basis.

The **Automobile Division** generated revenues of €9,778 million, a 2.8% decrease[1] on first quarter 2006, as world sales recorded a 3.8% decline.
Sales growth outside Europe did not compensate for this decline, which is essentially due to the results in France and Europe:

- In Europe, the drop in sales (-8.5%) implied a negative effect, in spite of a slight improvement of the revenues per unit
- Outside Europe, the group benefited from a favorable international volume effect for its three brands, thanks to the success of Mégane and Logan in particular, as well as to an improved mix / price
- increasing parts (engines noticeably) and vehicle sales to partners, in particular in the commercial vehicles segment and with the start of SM3 exports from Korea on behalf of Nissan

In France and Europe, Renault's sales contraction is mainly linked to the current phase of the product cycle. Dacia's sales increased by 26.9% with the success of Logan and Logan MCV.

Outside of Europe, Renault group sales continue to grow, recording a strong increase in sales of 9.1%:

- The Euromed region[2] (+ 4.9%) benefited from the dynamism of Logan in Russia (+ 67.5%). In Romania, Dacia recorded a decrease in its sales in the first quarter. Although the Romanian market is more and more competitive, still Dacia remains the leader of the market, with 30% market share.
- Renault continues its progression in the Americas region (+28.4%), particularly in Argentina (+50.3%), in Brazil (+31.5%) and in Venezuela (+71.5%).
- In Africa/Asia where the market suffered a 2.3% drop, Renault's sales recorded a 4.2% decrease though Renault Samsung Motors realized a good performance in Korea (+1.1%).

The **sales financing subsidiary**, RCI Banque, contributed €478 million to revenues (-0.6%). RCI Banque assists with Renault's sustained international development but Renault's decrease in activity in Europe was shown in the banks reported revenues.

Renault will release its first-half 2007 earnings on July 25, 2007.

---

[1] On a consistent structure and accounting method basis.
[2] Eastern Europe, Russia/CIS, Turkey, Maghreb

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

Renault Group consolidated revenues by division

€ million	Q1 2007 reported	Q1 2007 Restated*	Q1 2007	% change Q1 2007/ Q1 2006 Restated*
Automobile	10 055	10 060	9 778	- 2.8%
Sales financing	483	481	478	- 0.6%
Total	10 538	10 541	10 256	- 2.7%

* For comparison purposes, 2006 data have been restated on a consistent basis with 2007.

Contact
Renault Presse : Nathalie Bourotte, + 33 (0)1 76 84 64 69
Internet : www.media.renault.com – www.renault.com

2006 Financial Results

Ex F4

2006 financial results - Highlights

- Operating margin at 2.56% of revenues (1,063 million euros)
- Net income of 2,943 million euros
- A sound balance sheet with net debt representing 11.4% of equity

Revenues down 0.8%



€ billion
-0.8%
41.8
+0.1%
41.5
Sales Financing Division
-0.8%
Automobile Division
2005*
2006

* On a consistent basis

Operating margin at 2.56% of revenues


€ million
As a % of revenues
1,323
3.20%
- 30
Currency
- 474
Volume
- 125
Under-absorption
des fixed costs
- 233
Mix / Price
Enrichment
- 360
Euro IV
+ 81
Other commercial
+ 62
Industrial
Performance
- 429
Raw
materials
+ 309
Purchasing
+ 286
Warranty
+ 58
G&A
+ 14
R&D
+ 27
Sales
Finan-
cing
1,063
2.56%
2005
2006

A substantial contribution from associated companies: Nissan and AB Volvo


€ million
2,275
450
1,825
1,871
82
1,789
2005
2006
Nissan
Pension obligations transferred to Japanese government
308
384
2005
2006
AB Volvo

Net income & dividend

Net income

€ million



-14.8%
3,453
2,943
2005
2006

Earnings per share:
(€)

2005	2006
13.19	11.17

Dividende per share

€



+29.2%
2.40
3.10
2005
2006

A sound balance sheet



€ billion
As a % of equity
Net debt of the Automobile Division
Shareholders' equity
19.7
2.3
11.5%
+ €1.5bn
+ €0.2bn
21.2
2.4
11.4%
At 31/12/2005
At 31/12/2006

Q1 2007 revenues down 2.7%


€ billion
-2.7%
10.5
-0.6%
10.3
Sales Financing Division
-2.8%
Automobile Division
Q1 2006*
Q1 2007

* *On a consistent basis*

Automobile markets in 2007

- Stable in Europe
- Growth outside Europe, in Renault's main markets

Outlook for 2007

- Slight increase in Group worldwide sales
- Group operating margin of 3% of revenues

Renault Capital ownership

At end december 2006



French institutional investors 13.3%*
Individual shareholders 5.09%*
French state 15.01%
Nissan 15.0%
Treasury stock 2.70%
Employees 3.5%
Foreign institutional investors 45.4%*
Free float 63.79%

* *Estimates*

Proactive communications policy for individual shareholders

- A shareholders' Advisory Committee with 12 members, including 2 employees shareholders
- A new « home page » for the Finance section of the Internet website


Renault.com - Home Finance - Microsoft Internet Explorer fourni par RENAULT
Fichier Edition Affichage Favoris Outils ?
Adresse http://www.renault.com/renault_com/fr/main/20_FINANCE/
OK
Links
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Assemblée Gé
L'assemblée générale mixte 2007 se tiendra le 2 mai 2007 à 15h au Palais des Congrès, 2 place Porte Maillot - 75017 Paris.
> En savoir plus
ESPACE ACTIONNAIRES
› Découvrez le Club des Actionnaires
En adhérant au Club des Actionnaires, vous êtes informé régulièrement sur l'activité du Groupe et vous pouvez participer à des événements liés à la vie du titre ou de l'entreprise
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Agenda :
• 02.05.2007 : Assemblée Générale
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Dernières présentations
> 04/04/2007 : Conference call : émission obligataire Euro
> 06/03/2007 - Conférence Merrill Lynch - Salon de
Actualités
12.04.2007 Renault lance Logan en Argentine et au Brésil
04.04.2007 Première production de Logan à l'usine Nashik en Inde
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09:27

Proactive communications policy for individual shareholders

- A Shareholders' Advisory Committee
- A new « home page » for the Finance section of the Internet website
- A Shareholders' Club



RAPPORT ANNUEL 2006
RENAULT
Les résultats financiers
RENAULT
RENAULT

Proactive communications policy for individual shareholders

- A Shareholders' Advisory Committee
- A new « home page » for the Finance section of the Internet website
- A Shareholders' Club
- Shareholders' meetings



QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. 0 Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. 0 J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

RENAULT

S.A. au capital de 1 085 610 419,58 euros
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt Cedex

Assemblée Générale Mixte des actionnaires du 2 mai 2007 à 15 h au Palais des Congrès - 2, place de la Porte Maillot - 75017 Paris sur 1 ère convocation.
Combined General Meeting to be held on May 02, 2007 at 3:00 pm at Palais des Congrès - 2, place de la Porte Maillot - 75017 Paris on 1st notice.

CADRE RESERVÉ / *FOR COMPANY USE ONLY*

Identifiant/*account*

Nombre/*Number* d'actions/*of shares*
- Nominatif/Registered
- Parts FCP
- Porteur/Bearer

Nombre de voix/*Number of voting rights*

0 1 JE DONNE POUVOIR AU PRÉSIDENT DU CONSEIL D'ADMINISTRATION

et l'autorise à voter en mon nom. Dater et signer en bas sans remplir ni 2 ni 3

I HEREBY GIVE PROXY TO THE CHAIRMAN

and authorize him to vote on my behalf. Please date and sign in the box of the bottom of the sheet without completing neither 2 nor 3

0 2 VOTE PAR CORRESPONDANCE / *VOTE BY POST*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le conseil d'administration à l'EXCEPTION de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels je vote NON ou je m'abstiens, ce qui équivaut à voter NON. Art. L 225-107 Cf. au verso renvoi 2

I vote FOR all the resolutions proposed or approved by the Board of Directors, EXCEPT those which I vote AGAINST by blackening the corresponding box (■) or for which I prefer not to cast a vote, this option has the same effect as voting against the resolution. Art. L 225-107, see note on the other side 2

1	2	3	4	5	6	7	8
0	0	0	0	0	0	0	0
9	**10**	**11**	**12**	**13**	**14**	**15**	**16**
0	0	0	0	0	0	0	0
17	**18**	**19**	**20**	**21**			
0	0	0	0	0			

Sur les projets de résolutions non agréés par le conseil d'administration, je vote en noircissant comme ceci ■ la case correspondant à mon choix.

On the resolutions proposed to the shareholders which have not been approved by the Board of Directors, I vote blackening the appropriate box (■)

	Oui/*For*	Non/*Against* Abst.
A	0	0
B	0	0
C	0	0

0 3 POUVOIR À UNE PERSONNE DÉNOMMÉE / *REPRESENTATION BY PROXY*

Je donne pouvoir (cf. au verso, renvoi 3) à / *I hereby give proxy to (see note* 3 *on the other side)*

M.

pour me représenter à l'Assemblée mentionnée ci-dessus / *and authorize him/her to vote on my behalf at the above mentionned*

__ATTENTION :__ S'il s'agit de titres au __porteur__, les présentes instructions que vous avez données, ne seront valides que si elles sont accompagnées d'une attestation de participation délivrée par l'établissement financier qui tient votre compte de titres.
***__CAUTION :__** concerning __bearer__ shares, this proxy statement must be returned with a participation certificate delivered by the bank which holds your shares account.*

Si des amendements ou des résolutions nouvelles étaient présentés / *If amendments or new resolutions are presented*

- Je donne pouvoir au président du CA de voter en mon nom / *I authorize the Chairman to vote on my behalf* 0
- Je m'abstiens (l'abstention équivaut à un vote contre) / *I abstain, an abstention is equivalent to a vote against* 0
- Je donne procuration (cf. au verso, renvoi 3) à M. 0

pour voter en mon nom / *I give proxy to (see* 3 *on the other side) M. to vote on my behalf.*

Pour être pris en considération, ce formulaire doit parvenir au plus tard : le 27/04/07 - 12h00 (heure de Paris)
In order to be valid, this proxy statement must be returned at the latest : on April 27, 2007 - 12:00 am (Paris time)

à / *to* RENAULT - A.G. 02 05 07
LINEDATA Services
92169 Antony CEDEX

Sur 1ère convocation / *on 1st notification*
Assemblée Générale Mixte
combined general meeting

Date & Signature

RECEIVED
2007 MAY 11 A 10:

F5

UTILISATION DU DOCUMENT

***le texte des résolutions et tous autres documents réglementaires figurent dans l'avis de convocation joint au présent formulaire (Art. D 131-2 et 133) ; ne pas utiliser à la fois 2 et 3 (Art. D 133-8).**

A. Si vous souhaitez assister à l'assemblée générale, vous devez cocher la case A (au recto du document au dessus du logo).
Vous recevrez une carte d'admission.

B. À défaut d'assister personnellement à l'assemblée en demandant une carte d'admission, vous pouvez cocher la case B et remplir le formulaire* en utilisant l'une des trois possibilités offertes :

1 donner pouvoir au Président (cocher la case précédant le **1**)

2 voter par correspondance (cocher la case précédant le **2**)

3 donner pouvoir à une personne dénommée (cocher la case précédant le **3**)

QUELLE QUE SOIT LA POSSIBILITÉ RETENUE, LA SIGNATURE DE L'ACTIONNAIRE EST INDISPENSABLE.
Le signataire est prié d'inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscule d'imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et éventuellement de les rectifier. Pour les personnes morales, indiquer les nom, prénom et qualité du signataire. Si le signataire n'est pas lui-même un actionnaire (exemple : administrateur légal, tuteur, etc.), il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une assemblée vaut pour les autres assemblées successives convoquées avec le même ordre du jour (Art. D 131-3-3°).
Quelle que soit la possibilité retenue, si vos titres sont au porteur, il est indispensable de faire établir une attestation de participation de vos titres par votre teneur de compte.

1 Pouvoir au Président ou **3 Pouvoir à une personne dénommée**
Un actionnaire peut se faire représenter par un autre actionnaire ou son conjoint. Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une assemblée, sans autres limites que celles résultant des dispositions légales ou statutaires fixant le nombre maximal des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée générale des actionnaires, le Président du Conseil d'Administration ou le Directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'art. L225-102 afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque les statuts ayant été modifiés en application de l'art. L225-23 ou de l'art. L225-71, l'Assemblée générale ordinaire doit élire au Conseil d'Administration ou au Conseil de Surveillance, selon le cas, un ou des salariés actionnaires ou membre des Conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites. Pour toute procuration d'un actionnaire sans indication de mandataire, le président de l'assemblée générale émet un vote favorable à l'adoption des projets de résolutions présentés ou agréés par le conseil d'administration ou le directoire, selon le cas et un vote défavorable à l'adoption de tous les autres projets de résolutions. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant.

2 Vote par correspondance
Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires aux statuts sont réputées non écrites. Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'assemblée, dans des conditions de délais fixées par décret.
Si vous désirez voter par correspondance vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :
- Pour les projets de résolutions proposés ou agréés par le Conseil d'administration :
  . soit de voter ***oui*** pour l'ensemble des résolutions en ne noircissant aucune case
  . soit de voter ***non*** ou de vous ***abstenir*** (ce qui équivaut à voter non) sur certaine résolutions ou toutes les résolutions en noircissant individuellement les cases correspondantes.
- Pour les projets de résolutions non agréés par le Conseil d'administration :
  . de voter résolution par résolution en noircissant la case correspondant à votre choix.

En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'Assemblée, nous vous demandons d'opter entre 3 solutions (pouvoir au président du Conseil d'Administration, abstention ou pouvoir à personne dénommée) en noircissant la case correspondant à votre choix.
N.B. : si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la loi 78-17 du 6 janvier 1978 notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.

INSTRUCTIONS

***The text of the resolutions and all relevant legal documents are published in the notice of the Shareholders' Meeting mailed with this proxy statement (Art.D 131-2 et 133). You cannot choose both option 2 and 3 (Art. D 133-8).**

A. If you wish to attend the shareholders'meeting, you should blacken box A (on the other side of this form).
You will be sent an admission ticket.

B. If you cannot attend the meeting in person, you should blacken box B and complete the form*, choosing one of the three options.

1 Representation by proxy to be exercised by Chairman (please blacken the box to the left of **1**)

2 Vote by post (please blacken the box to the left of **2**)

3 Representation by proxy to be exercised by another person (please blacken the box to the left of **3**)

WHATEVER OPTION YOU CHOOSE, THE SHAREHOLDER MUST SIGN THE FORM.
The shareholder must write his/her full name and address in block letters in the space provided. If this information is already printed on the form, it should be checked and corrected if necessary. For corporate entities, the full name and position of the signer must be indicated. If the signer is not himself/herself a shareholder (for example, a legal representative, judge, etc.), the capacity of the signer must be indicated with the full name and address.
The proxy statement sent for one Shareholders' Meeting is valid for other meetings subsequently convened with the same agenda (Art. D 131-3-3°).
Whatever the option chosen, if you hold bearer shares, you must request a participation certificate from your account manager.

1 Representation by proxy to be exercised by the Chairman or **3 Representation by proxy to be exercised by another person**
Any shareholder can be represented by another shareholder or his/her spouse. Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitation than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or a proxy. Before each shareholder's meeting, the Chairman of the Board of Directors or the Executive Board, may consult the shareholders listed in article L 225-102 in order to allow them to designate one or several proxies to represent them at the shareholder's meeting in accordance with this article. Such consultation is obligatory when the articles of association, having been modified pursuant to articles L 225-23 or L 225-71, require the shareholders'ordinary meeting to appoint to the Board of Directors or the Executive Board one or more shareholder employees or member of the Executive Board of a pension fund holding shares in the Company. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid. When proxies do not indicate the name of the appointed proxy, the Chairman of the meeting will vote the proxy in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board and will vote the proxy against the adoption of all the other draft resolutions. To give any other vote, the shareholder must choose a proxy who accept to vote as he/she indicates.

2 Vote by post
A shareholder can vote by possibly using a postal voting form determined by law. Any other methods are deemed to be invalid. Only the forms received by the Company before the meeting, within the time limit and condition determined by law, are valid to calculate the quorum. The forms giving no voting Direction or indicating abstention are deemed to vote against.
If you wish to use the postal voting form, you must tick the box on the front of the document "I VOTE BY POST"
In such event, please comply with the following instructions :
- For the resolutions proposed or agreed by the board, you can :
  . either vote ***"for"*** for all the resolutions by leaving the boxes blank
  . or vote ***"against"*** or ***"abstention"*** (which is equivalent to vote ***against***) by shading boxes of your choices.
- For the resolutions not agreed by the Board you can :
  . vote resolution by resolution by shading the appropriate boxes

In case of amendments or new resolution during the shareholders meeting, you are requested to choose between 3 possibilities (proxy to the chairman of the meeting, abstention or proxy to another shareholder) by shading the appropriate box
N.B. : should any information given in the present document be used to establish a computerized nominative data base, such information is automatically subject to the rulings of the law 78-17 of 6th January 1978 notably with regard to right of access and of rectification by the person concerned.

Ex F3

2006 Commercial Results

RENAULT'S GLOBAL MANAGEMENT
Five regional sales organisations


Europe
France
EuroMed
Americas
Asia Africa

2006 RESULTS BY REGION

International progress, decrease in Europe


World
- 4.0%
2,535
2,433
2005
2006
Europe
- 10.8%
1,148
1,024
2005
2006
+
France
- 5.1%
705
669
2005
2006
=
France
+ Europe
- 8.7%
Americas
+ 12.7%
165
186
2005
2006
+
EuroMed
+ 12.8%
2005
2006
+
Asia
Africa
- 2.8%
180
175
2005
2006
=
International
+ 8.6%

2006 RESULTS BY REGION
International progress, decrease in Europe


World
- 4.0%
2,535
2,433
2005
2006
Europe
- 10.8%
1,148
1,024
2005
2006
+
France
- 5.1%
705
669
2005
2006
Americas
+ 12.7%
165
186
2005
2006
+
EuroMed
+ 12.8%
2005
2006
+
Asia
Africa
- 2.8%
180
175
2005
2006
=
International
+ 8.6%

INTERNATIONALISATION OF THE GROUP
30% of sales outside Europe



800
700
600
500
400
300
200
100
0
11%
17%
17%
17%
19%
23%
27%
30%
1999
2000
2001
2002
2003
2004
2005
2006

Renault Group sales in Asia Africa / Americas / Euromed (thousands of units Cars+LCVs)

INTERNATIONALISATION OF THE GROUP

Almost 250,000 Logans sold in 2006


248
+ 70.7%
145
23
2004
2005
2006
Thousands of units


DACIA
LOGAN
MCV

2006 RESULTS BY REGION

International progress, decrease in Europe



World
- 4.0%
2,535
2,433
2005
2006
Europe
- 10.8%
1,148
1,024
2005
2006
+
France
- 5.1%
705
669
2005
2006
=
France
+ Europe
- 8.7%
Americas
+ 12.7%
165
186
2005
2006
EuroMed
+ 12.8%
2005
2006
Asia
Africa
- 2.8%
180
175
2005
2006

FRANCE + EUROPE REGIONS
Decrease in most countries


Renault
Dacia
Thousands of units (Cars+LCVs)
705
669
186
173
197
160
163
142
238
206
102
95
1,148
1,024
2005
2006
2005
2006
2005
2006
2005
2006
2005
2006
2005
2006
2005
2006
- 5.1%
- 6.8%
- 18.8%
- 12.6%
- 13.5%
- 6.1%
- 10.8%
FRANCE
Germany
U-K
Italy
Spain
Central Europe
EUROPE

Market share (%)

	FRANCE	Germany	U-K	Italy	Spain	Central Europe	EUROPE
2005	27.2	5.3	7.1	6.6	12.4	10.3	7.6
2006	26.3	4.7	6.0	5.6	10.8	9.3	6.7

SELECTIVE COMMERCIAL POLICY
First effects in Europe

Renault group market share by customer channel in France, UK, Germany, Spain and Italy
(12 months rolling average – Cars+LCVs)


15%
14%
13%
12%
11%
10%
9%
8%
7%
Fleet
(-3.0 % or -13,400)
Short term rentals
(-22.0 % or -39,400)
Retail
(-7.7 % or -48,800)
Self registrations
(-17.8 % or -34 600)
nov dec jan feb mar apr may jun jul aug sep oct nov dec
2005 2006

2007 RESULTS BY REGION (at the end of March)

International progress, decrease in Europe


World
- 3.8%
621
598
2005
2006


Europe
- 7.9%
279
257
2005
2006
+
France
- 9.5%
177
160
2005
2006
=
France
+ Europe
- 8.5%


Americas
+ 27.8%
47
61
2005
2006
+
EuroMed
+ 4.9%
75
78
2005
2006
+
Asia
Africa
- 4.2%
43
42
2005
2006
=
International
+ 9.1%

New TWINGO


TWINGO
GT

As Ordinary General Meeting

- Approval of the consolidated accounts
- Approval of the annual Company accounts
- Appropriation of the results
- Agreements referred to in Article L. 225-38 of the Commercial Code
- Renewal of a director's term of office
- Ratification of the co-opting of a director

EX F2

As Ordinary General Meeting

- Ratification of the co-opting of a directorand renewal of his term of office
- Appointment of a new director
- Report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans
- Authorisation for the Company to trade in its own shares on the stock market

As Extraordinary General Meeting

- Authorisation to cancel holdings of the Company's own shares

- Delegation of powers to the Board of directors in order to issue ordinary shares and securities granting access to the registered capital, with maintenance of the shareholders' preferential subscription right

- Delegation of powers to the Board of directors in order to issue ordinary shares and securities granting access to the registered capital, with exclusion of the shareholders' preferential subscription right

As Extraordinary General Meeting

- Authorisation granted to the Board of directors in the event of capital increase, with or without exclusion of the shareholders' preferential subscription right, to increase the number of securities to be issued

- Delegation of powers to the Board of directors in order to issue ordinary shares and securities granting access to the share capital, as remuneration for contributions in kind made to the Company in the form of shares or securities granting access to share capital

As Extraordinary General Meeting

- Delegation of powers to increase the Company's capital by incorporating reserves or profi ts, share issue premiums or contribution issue premiums
- Global limitation of authorisations
- Capital increase by the issue of shares reserved to employees
- Amendment of Article 11 of the Articles of Association
- Amendment of Article 21 of the Articles of Association

As Ordinary General Meeting

- Powers for formalities

FIRST-YEAR UPDATE



RENAULT
COMMITMENT 2009

Ex F1

RENAULT

COMMITMENT 2009

- **QUALITY**
  Next Laguna in the Top 3 models of its category
- **PROFITABILITY**
  6% operating margin in 2009
- **GROWTH**
  + 800,000 vehicles between 2005 and 2009

Quality Commitment

Next Laguna in the Top 3 of its category

- in product quality
- in service quality


Avensis
(Toyota)
Vectra
(Opel)
A4
(Audi)
Accord
(Honda)
Mondeo
(Ford)
Classe C
(Mercedes)
C5
(Citroën)
407
(Peugeot)
S60
(Volvo)
Passat
(VW)
Série 3
(BMW)


2
1
3

12 COMPETITORS

Drop in incident rate 2004-2006

2004


Off-road breakdowns
AVERAGE
RENAULT RANGE
Target
All types of incidents (3 months)

2006


Off-road breakdowns
AVERAGE
RENAULT RANGE
Target
All types of incidents (3 months)

Quality improvement

PRODUCT

- 12-month incidents : - 40%
- Clio III in Top 3
- Laguna on track
- ADAC Report : « Renault has made a striking surge in quality »

SERVICE

- Implementation of the Renault Excellence Plan (PER4)
- Sales & after sales customer satisfaction

Cost reduction

	2006 vs 2005	2009 COMMITMENT
Purchasing	- 4.1%	- 14%
Manufacturing	+ 0.5 pt	- 12%
Logistics	- 2.9%	- 9%
G&A	- 3%	
	4.9% rev.	< 4% revenues

26 Product launches

26

2006	2007	2008	2009
2	8	7	9

13

Expansion models

13

Replacement models

Product plan update



1
6
13
4
2
25
Design freeze
Concept freeze
Pre-Contract
Contract
Launch Milestone
Prod
On sale

BIOFUELS




MEGANE
Bioéthanol E85

TCE 100



Production capacity development



Dividends

in € per share



Dividends paid
1.8
+ 33%
2.4
+ 29%
3.1
2005
2006
2007
2008
2009

RENAULT in India


MH.15.BX.203
COMPLETE LEA

Ex D


TWINGO





2006 REGISTRATION DOCUMENT



RENAULT



2006 Registration Document

including the management report approved by the Board of Directors on February 28, 2007



This Registration Document is online on the website www.renault.com (French and English versions) and on the AMF website www.amf-france.org (French version only).

Person responsible for the Registration Document

Mr. Carlos Ghosn, President and Chief Executive Officer, accepts full responsibility for the Registration Document and the related supplemental information.

Declaration

I hereby declare that, to the best of my knowledge, the information in this document is correct and that all reasonable measures have been taken to that end. The document contains all the information needed by investors to make informed decisions based on Renault's assets and liabilities, business, financial situation, results and prospects. There are no omissions likely to alter the scope of this information.

I have received a completion letter from Renault's Statutory Auditors, Deloitte & Associés and Ernst & Young Audit, stating that, in accordance with professional guidelines and standards applicable in France, they have verified the information concerning the financial situation and the financial statements set forth in this Registration Document, which they have read in full.

Paris, March 13, 2007

President and Chief Executive Officer

Carlos Ghosn



Renault and the Group



LOGAN
MCV

1.1 Presentation of Renault and the Group

1.1.1 Key figures ◇

Five-year consolidated figures – Published figures (1)

(euro million)	2006	2005	2004	2003	2002
Revenues	41,528	41,338	40,292	37,525	36,336
Operating margin	1,063	1,323	2,115	1,402	1,483
Share in Nissan Motor - net income	1,789	1,825 (2)	1,689	1,705	1,335
Renault net income	2,869	3,367	2,836	2,480	1,956
Earnings per share (euro)	[illegible]	13.19	11.16	9.32	7.53
Capital	[illegible]	1,086	1,086	1,086	1,086
Shareholders' equity	[illegible]	19,661	15,864	13,591	11,828
Total assets	68,766	68,411	61,775	58,291	53,228
Dividends (euro)	3.1	2.4	1.8	1.4	1.15
Cash flow	4,313	4,470	5,032	3,560	3,578
Net financial debt	2,414	2,252	1,567	1,748	2,495
Total staff at December 31	128,893 *	126,584 *	124,277 *	125,128 *	127,864

* *Excluding employees under the early retirement scheme.*

(1) *This information is for reference only and is not always directly comparable year-on-year, since it may include changes in scope and/or changes in accounting practices. Only data for 2004 have been restated to IFRS.*

(2) *Excluding non-recurring income of €82 million in 2006 compared with €450 million in 2005.*

(3) *Dividend proposal to MGA of May 2, 2007.*

Renault shareholders at December 31, 2006

BREAKDOWN OF CAPITAL IN % OF SHARES


2.70%
Treasury stock
15.01%
French state
15%
Nissan
63.79%
Public
3.50%
Employees

BREAKDOWN OF CAPITAL IN % OF VOTING RIGHTS


18.23%
French state
4.25%
Employees
77.52%
Public

For more information, see Chapter 5, paragraph 5.2.6


1

1.1.2 Background and highlights

1898

Société Renault Frères was formed to manufacture motor vehicles, taking advantage of patents such as the first direct-drive transmission. Based in the Paris suburb of Billancourt, the company achieved international renown through its success in motor sports, and initially specialized in the construction of passenger cars and taxis. During the First World War, it produced substantial volumes of trucks, light tanks and aircraft engines.

1922

Having expanded strongly in the passenger car and commercial vehicle markets, Renault became a limited company. Establishing production centers in France and abroad, Renault gradually emerged as the French market leader.

1945

The company was nationalized in January. It was renamed «Régie Nationale des Usines Renault» and concentrated on producing the 4 CV.

1972

Renault 5 arrived on the market. It remains one of the Group's best-selling models ever.

The 1980s

Through to the mid 1980s, Renault followed a strategy of diversification in the industrial, financial and service sectors, while at the same time growing its industrial and commercial activities internationally. But in 1984, the company ran into financial difficulties. As a result, it concentrated on restructuring and refocusing on core activities, and returned to profit in 1987.

The 1990s

In 1990 Renault became a limited company once again. In the same year, it signed an agreement for close cooperation with the Volvo group. And in 1991 the two groups linked their automobile and commercial vehicle businesses *via* cross-shareholdings. This arrangement was unwound after plans to merge the two groups were shelved in late 1993.

On November 17, 1994, the French government opened Renault to outside capital, a first step towards privatization, which took place in July 1996.

In 1998, the year of its centenary, Renault opened the Technocentre in Guyancourt for its design and development teams, and a bodywork/assembly plant in Curitiba, Brazil.

The year 1999 marked the start of a new era in Renault's history with the signing of an Alliance with Nissan, on March 27 in Tokyo. In the same year, Renault acquired a new brand by taking a 51% stake in Romanian carmaker Dacia.

2000

Renault raised its stake in Dacia to 80.1% and acquired a new brand – Samsung Motors in South Korea.

2001

Renault and Volvo joined forces to form the world's second-biggest truck manufacturer. Renault became the main shareholder in the Volvo group, with a 20% stake, after selling the Renault V.I./Mack group to Volvo.

2002

Renault and Nissan implemented the second stage of their Alliance, aimed at strengthening their equity ties and creating a joint strategic structure. Renault raised its stake in Nissan from 36.8% to 44.4%. At the same time Nissan took a 15% ownership interest in Renault. The French government's ownership interest was reduced to 25.9% and then to 15.7% in 2003 by selling shares both to company employees and on the market.

2003

This was the year of Mégane II. With five body styles (Scénic II, Grand Scénic, Mégane coupé-cabriolet, Mégane 4-door sedan and Mégane Station wagon) completing the two models launched in 2002, a total of seven models were launched in 17 months. Mégane II became Europe's best-selling model.

2004

The year was marked by two major product launches: Modus and Logan. Modus is Renault's entry-level MPV. It was the first Renault-badged vehicle built on the B platform shared with Nissan, and the first vehicle in its class to score five stars in EuroNCAP crash tests. Logan, developed by Renault and manufactured and marketed by Dacia, offers excellent value for money. It has enjoyed great success since its launch, both on its domestic market of Romania, and on export markets. The car will spearhead Renault's international expansion in the years ahead.

2005

At the Annual General Meeting on April 29, Carlos Ghosn was named Chief Executive Officer of Renault. Louis Schweitzer retained his position as Chairman of the Board of Directors. The Group pursued its international expansion with the development of industrial facilities for Logan in Russia, Colombia and Morocco. Renault signed an agreement with Mahindra & Mahindra to manufacture and market Logan in India from 2007. It launched two landmark products: Clio III, the eighth Renault vehicle to obtain five stars in EuroNCAP crash tests and "Car of the Year 2006"; and the 2.0 dCi engine, the first diesel powerplant developed by the Renault-Nissan Alliance. Also this year, the Renault F1 Team scored a double win, taking the World Constructors' and Drivers' Championship titles.

2006

On February 9, Carlos Ghosn announced Renault Commitment 2009, a plan based on three key commitments: quality, profitability and growth. The aim is to position Renault as Europe's most profitable volume auto maker. For the second year running, the Renault F1 Team scored a double win with the new R26, taking the World Constructors' and Drivers' Championship titles. At the Paris Motor Show, Renault unveiled the Twingo Concept, a show-car heralding the next generation of Twingo, and Koleos Concept, the first future cross-over vehicle in the range. In India, a memorandum of understanding was signed with Mahindra & Mahindra, for a new industrial site with a production capacity of 500,000 vehicles. In December 2006, Renault launched biodiesel B30-compatible versions of its light commercial vehicles Trafic and Master.

◆ Global Reporting Initiative (GRI) Directives

1.1.3 Main activities

Since the final agreement signed with Volvo on January 2, 2001, the Group's activities have been divided into two main activities:

- Automobile;
- Sales Financing.

In addition to these two activities, Renault has two strategic shareholdings:

- in AB Volvo;
- in Nissan.

These holdings are accounted for by the equity method in the Group's financial statements.

Structure of the Renault group ◇

SIMPLIFIED ORGANIZATION CHART AT DECEMBER 31, 2006


RENAULT SA
44.3%
NISSAN
100%
RENAULT s.a.s.
99.43%
DACIA (1)
20.74%
VOLVO
100%
RCI BANQUE
80.1%
RENAULT SAMSUNG MOTORS (2)
Other industrial, commercial, financing and cash management companies

■ ASSOCIATED COMPANIES
□ AUTOMOBILE
□ SALES FINANCING

(1) Dacia shares to be transferred to Renault s.a.s.
(2) Company indirectly owned by Renault s.a.s.

1.1.3.1 Automobile

Renault designs, develops and markets passenger cars and light commercial vehicles.

Following the acquisition of the Romanian carmaker Dacia and of Samsung Motors' operating assets in South Korea, Renault has three automobile brands, Renault, Dacia and Samsung.

RENAULT GROUP RANGES ◇

Renault brand

Renault is a full-range automaker present on most market segments. It has a broad passenger and light commercial vehicle offering. Most models are available in multiple versions that vary by body style, engine, equipment levels and interior trim. This differentiation is achieved by means of a platform system. Eight platforms are used as the basis for passenger and light commercial vehicle production. Renault vehicles are equipped with seven families of gasoline and diesel engines.

Passenger cars

In the **small-car segment** (A and B segments, and passenger-carrying vans), Renault offers four complementary models: Twingo, Clio, Modus and Kangoo[1].

Launched in 1993, Twingo was the first small minivan on the market. In 2006, its fourteenth year on the market, Twingo still ranked 11th in its segment in Europe, with market share of 4.89%. It ranks 4th in its segment in France. The Twingo Collector, launched in 2006, is a tribute to this celebrated model. Twingo II will be launched in first-half 2007.

Twingo is manufactured at the Flins site (France) and in Latin America (Colombia).

Fifteen years after its launch, Clio began a new chapter in its history with the launch of Clio III in September 2005. Clio III is the eighth Renault vehicle to obtain five stars in the crash tests carried out by the independent organization EuroNCAP. In its first full year on the market, Clio III proved to be a huge success. It was the most popular small car on the European market in 2006 with 491,898 units sold, an increase of 26.5% on 2005, for market share of 9.8% on its segment. Voted Car of the Year 2006, Clio III is considered as the benchmark in its segment in terms of quality, design and driving pleasure. Clio III achieved a level of quality never before seen on a newly launched model, exceeding even Renault's own ambitious targets. In May 2006, Renault launched New Clio Renault Sport, with an advanced 2.0 16V naturally aspirated engine.

The Sport version of Clio III is manufactured at Flins and Dieppe (France). The Bursa (Turkey) and Valladolid (Spain) sites also began assembling Clio III in 2006.

Renault elected to continue manufacturing Clio II, with a focus on entry-level versions. Manufactured at the Novo Mesto site in Slovenia, Clio II rounds out the Renault offering, especially on Central European markets.

Outside Europe, Clio is also assembled at the Bursa plant in Turkey (as the Thalia sedan), in Mercosur countries – Cordoba in Argentina (hatch), Curitiba in Brazil, Envigado in Colombia (the Clio Symbol sedan) – and at Nissan's Aguascalientes plant in Mexico.

In September 2004, Renault expanded its **B-segment** range by launching Modus, a subcompact minivan combining exceptional interior space with a remarkably compact size. Modus is positioned slightly above Clio. Modus is the first vehicle in its class to score five stars in EuroNCAP crash tests. In 2006, Modus had 11.4% of the subcompact minivan segment in Europe.

(1) At end-2005, in addition to these 4 models, Logan was launched in this segment in four countries (Russia, Colombia, Venezuela and Ecuador) under the Renault brand.


1

Renault has sold 308,000 Modus vehicles since launch, on a segment where figures have fallen short of sales targets. In early 2006, Renault launched a new cheaper Modus range with fewer versions, pending an in-depth renewal of the vehicle in 2007. Modus is manufactured in Valladolid (Spain).

Kangoo, introduced in late 1997, is a practical, economical, nonconformist vehicle that rounds out Renault's offering in this segment. It scored four stars in EuroNCAP crash tests, setting the standard for safety on this segment. Kangoo is the first model after Mégane to integrate life-cycle environmental management. It gained two new versions in 2006: Kangoo Pampa Generation 2006 et Kangoo 4x4 Generation 2006. With market share of 13.6%, Kangoo ranks third on the **passenger-carrying van segment**. It is produced in Maubeuge (France) and Cordoba (Argentina), as well as in Morocco (Somaca plant) and Kuala Lumpur (Malaysia).

On the **midrange C-segment**, the biggest in the European automobile market by volume, in October 2002 Renault launched the Mégane II program of five-door and three-door hatchbacks, kicking off the complete renewal of its range on this segment. This is the first program to be produced on the Alliance's new joint C platform. It comprises eight models[2] with highly individual personalities, launched over less than 18 months, between Fall 2002 and Spring 2004. European Car of the Year in 2003, Mégane II was awarded the maximum five-star rating by EuroNCAP, with the additional privilege of being named as the safest car in its class.

In June 2003 Scénic was replaced by Scénic II, renewing Renault's offering in the compact minivan segment. Scénic II scored five stars in EuroNCAP crash tests, becoming the safest compact minivan on the market. Three other Mégane II models (a coupé cabriolet, a station wagon and a four-door sedan) have been successively launched in Europe.

Mégane II is Europe's third best-selling vehicle, all categories, with 3.4% of the market. January 2006 saw the launch of phase 2 (New Mégane) equipped with the new Alliance diesel engine, the 150hp 2.0 dCi. September saw phase 2 of Scénic, with the launch of a new version, the five-seater Grand Scénic. Scénic remains the unchallenged leader on the compact minivan segment.

Mégane II is produced in France at Douai (sedan, coupé-cabriolet, Scénic II and Grand Scénic) and Dieppe (Renault Sport hatch and coupé), in Spain at the Palencia plant (five-door hatch, coupé and station wagon), in Turkey at the Bursa plant (four-door sedan) and in Brazil at the Curitiba plant (four-door sedan). Mégane I (Classic and sedan) continues to be manufactured in Argentina and in Colombia (Classic). Scénic I is produced at the Curitiba plant (Brazil) and at the Nissan site in Cuernavaca (Mexico).

On the upper midrange D segment, Laguna II was launched in January 2001. It is available in hatch and station wagon versions. Laguna II features equipment and innovations worthy of an executive car. In 2001, it was the first car on the market to obtain the top five-star rating in EuroNCAP crash tests. In 2005 Renault launched a new phase of the Laguna program, with enhanced quality and a broad range of technological features including the Carminat GPS Navigation and Communication system. A new 2.0 dCi engine has further expanded the offering. However, Laguna has been seriously hit by a substantial fall in the D segment in Europe, which contracted by 3.3% in 2006. Laguna II boasts a high level of quality. As part of Renault Commitment 2009, Renault is devoting considerable efforts to quality. The aim is to position Laguna III (launched in 2007) among the top three vehicles in its segment, in terms of product and service quality.

Laguna II is produced at the Sandouville plant (France) on the platform used for Renault's three top-range models.

On the luxury E segment, Renault launched Vel Satis in Europe in 2002. Vel Satis was awarded the maximum five-star rating by EuroNCAP, ranking best in class. Renault launched New Vel Satis in April 2005. In 2006, the model gained two new diesel engines: the 2.0 dCi equipped with a particulate filter and available in 150hp and 175hp versions, and the V6 diesel 3.0 dCi 180. This last engine, which gains increased horsepower, is now mated to the proactive 6-speed gearbox.

Vel Satis is produced at Sandouville (France).

In Fall 2002 Renault launched Espace IV, the fourth generation of a vehicle launched in 1984 in partnership with Matra Automobile. Espace was Europe's first minivan. More than one million examples of this vehicle have been manufactured, across several generations. Espace phase 2 was launched in March 2006. It features the new diesel engine developed by the Alliance, available in 150hp and 175hp versions, with a particulate filter. In 2006 Espace consolidated its lead in Europe's **large minivan segment**, with market share of 14.8%. More than 42,000 Espace units were sold in 2006.

Espace IV is produced on the same platform as Laguna II and Vel Satis in Sandouville (France).

As part of Renault Commitment 2009, Renault will launch five new vehicles by 2009 to develop the executive end of its offering.

Light commercial vehicles

Renault offers one of the newest and most extensive ranges of light commercial vehicles in Europe, ranging from 1.6 to 6.5 tons and matching the needs of a broad customer base. Renault set a new record in 2006, with sales up 2.9% and almost 318,700 vehicles sold. It thus remains the market leader in France and Europe with market share of 14.1%.

On the small van segment (under 2 tons), Renault is present with Kangoo Express. Now manufactured on four continents (Europe, Asia, South America and Africa), Kangoo remained the leader in 2006. In its ninth year on the market, Kangoo Express remains the leader in France and Europe, with market share of 19.7%.

On the fleet vehicle segment, Clio Van remains in the lead with a share of 14.3%.

On the van segment (between 2 and 7 tons), Renault renewed its range in 2006 with New Trafic and New Master. Available with the 2.0 dCi (90hp and 115hp) and 2.5 dCi (100hp and 120hp) engines, these two vehicles are now B30 compatible. They run on 30% biodiesel, thus paving the way for a 20% reduction in "well to wheel" emissions of CO_2. This offering, the first of its type, reflects the aims of Renault Commitment 2009, which states that all diesel engines sold in 2009 must satisfy similar running conditions. In 2006 Renault took second place on this segment, with record market share of 13.7%. Renault ranks among the European leaders for sales of camping cars with almost 9,000 vehicles sold in 2006 (14% of sales of Master).

(2) Five-door hatchback, three-door hatchback, Scénic (five-seater) and Grand Scénic (seven-seater), coupé-cabriolet, station wagon, four-door sedan, Mégane II Renault Sport.



Dacia Brand

Dacia is powering the Renault group's growth in Central and Eastern Europe. Its remit is to produce sturdy, modern, economical models for new automobile markets.

On the passenger car market, until first-quarter 2005, Dacia offered Solenza, a multi-purpose family sedan.

In September 2004, Dacia launched Logan, developed on the Renault-Nissan Alliance's B platform, used for Nissan Micra and Renault Modus. Logan is fitted with Renault gasoline 1.4-liter and 1.6-liter engines mated to a latest-generation Renault gearbox. At end-2006, the Logan range was extended with the launch of Logan MCV. A commercial version of this model (Logan Van) is due to be launched in February 2007.

On the LCV market, Dacia offers three pickup body types (single cabin, double cabin and drop-side) with diesel engines.

Dacia reported strong figures in 2006, with sales up to nearly 32,000 units, a 19.5% increase on 2005.

Dacia models are manufactured at the Pitesti plant in Romania, which has undergone radical modernization and restructuring since 1999. Since second-half 2005, the Dacia-badged Logan[3] has also been produced at the Somaca site in Casablanca (Morocco).

Renault Samsung Brand

In South Korea, relying on synergies with the Renault group and the Renault-Nissan Alliance for vehicle design, Renault Samsung Motors sells three passenger cars:

- SM5, an executive sedan derived from a Nissan sedan, which has enjoyed growing success since 2001. A new version of SM5 was launched in January 2005 with similar results. Sold in more than 71,000 units (up 16.1% on 2005), this model allows Renault Samsung to consolidate its second place on the mid-range segment;
- a second Nissan model, SM3, launched in September 2002 to expand the Renault Samsung Motors' range and restyled in August 2005. In February 2006, RSM began exporting the SM3 (primarily to Russia) under the Nissan brand name, as part of the Alliance agreements (more than 39,000 vehicles exported at end-December 2006);
- SM7, a roomy sedan, offering luxury interior comfort and high-end safety features, launched in November 2004. This executive vehicle, fitted with 3.5 V6 and 2.3 Neo VQ engines, incorporates the latest technology from the Renault-Nissan Alliance. With 17,400 vehicles sold in 2006, SM7 claimed market share of 11.8% in the "Large and Luxury" segment.

All three cars are produced in the Busan plant (South Korea). With 121,855 vehicles sold in 2006, of which more than 119,000 in South Korea, RSM remains third on its domestic market.

In 2007, the Renault Samsung range will gain a fourth model, with the end-of-year launch of a cross-over vehicle, based on the Koleos Concept unveiled at the Paris Motor Show in September 2006. This model will be produced locally at the Busan plant. Half of the output of this new model will be exported to Europe.

POWERTRAIN RANGE

Renault's broad range of engines offers a selection of powertrains adapted to each vehicle and to each market's specific characteristics, in terms of fuel, climate, geography and driving styles, as well as regulations. The powertrain range comprises more than 120 engine/gearbox/vehicle combinations, including more than 70 diesel engines.

In 2006 the main events in the powertrain range were the wider availability of the 2.0 dCi engine and the renewal of the gasoline engine offering.

Diesel engines:

Renault released a 175hp version of its flagship 2.0 dCi engine in the Spring. The 150hp version was mated to the new AJO 6-speed automatic gearbox on New Scénic and the 175hp version to Espace.

Gasoline engines:

- three new engines were launched in 2006. New Renault Clio Sport was equipped with the new 2.0 16V naturally aspirated engine developing 200hp at 7,250 rpm. This engine is derived from the 2.0 16V, the powertrain behind the reputation of Clio RS;
- Renault presented the first gasoline engine developed as part of the Alliance. The 140hp 2.0 16V model is set to become the benchmark on the B segment;
- another new gasoline engine, the TCE 100hp, will be fitted on Clio, Modus and Twingo GT in first-quarter 2007. It combines the power of a 1.4 engine with the torque of a 1.6 engine and the consumption of a 1.2. Emitting just 140g of CO_2 per km, it is expected to become the new benchmark in terms of fuel consumption at this level of horsepower.

Also, a particulate filter with an exhaust-mounted injector. Available on Clio and Modus, this innovation regenerates the particulate filter in a full range of traffic conditions, including when the car is idling or at a standstill. Around thirty patents have been filed for this system.

MAIN MANUFACTURING SITES

Renault has more than 30 manufacturing sites for its automobile business. Under cooperative cost-sharing agreements, the Group also uses facilities operated by other manufacturers, notably General Motors Europe's site in the U.K.

Also, thanks to the 1999 Alliance with Nissan, Renault can take advantage of its partner's industrial facilities in areas where Nissan already has operations, such as Mexico. In Spain, Renault uses Nissan's Barcelona plant to manufacture Trafic.

In 2006 the bulk of production by the three brands making up the Renault group was managed primarily by the following plants:

(3) Logan production was extended in 2005 to the Atvoframos plant in Moscow (Russia) and the Sofasa plant in Colombia.


1

PRODUCTION OF THE MAIN MANUFACTURING SITES BY BRAND ◆

RENAULT BRAND

RENAULT SITES	
Flins (France)	Clio III, Twingo
Douai (France)	Mégane II (hatch, coupé-cabriolet), Scénic II (five- and seven-seater)
Sandouville (France)	Laguna II (hatch, station wagon), Vel Satis, Espace IV
Maubeuge (France)	Kangoo, Kangoo Express[1], Kangoo Generation 2006
Batilly (France)	Master II[2], Mascott II[3]
Dieppe (France)	Clio III Renault Sport, Mégane II Renault Sport (hatch, coupé)
Palencia (Spain)	Mégane II
Valladolid (Spain)	Clio III, Modus, engines
Novo Mesto (Slovenia)	Clio II
Bursa (Turkey)	Mégane II (four-door sedan), Clio II sedan, Clio III, engines, transmissions
Cordoba (Argentina)	Clio II, Clio II sedan, Mégane I (hatch, sedan), Kangoo, Kangoo Express
Curitiba (Brazil)	Scénic I, Clio II, Clio sedan, Mégane II (hatch), Master II[4], Logan (Renault), engines
Casablanca (Morocco)	Logan[5], Kangoo, Kangoo Generation 2006
Avtoframos (Russia)	Logan (Renault)
Envigado (Colombia)	Twingo, Clio II (hatch and sedan), Mégane I sedan, Logan (Renault)
Cléon (France)	Engines, transmissions
Le Mans (France)	Front and rear axles, subframes, bottom arms, pedal assemblies
Choisy-le-Roi (France)	European center for reconditioned powertrain components (engines, transmissions, injection pumps, nozzle holders, sub-assemblies), new engines and powertrain components, Twingo rear axles
Grand-Couronne (France)	Shipment of CKD kits
Seville (Spain)	Transmissions
Cacia (Portugal)	Transmissions, powertrain components
Los Andes (Chile)	Transmissions, powertrain components
Teheran (Iran)	Logan (Renault)[6]
NISSAN SITES	
Barcelona (Spain)	Trafic II[7]
Aguascalientes (Mexico)	Clio II[8]
Cuernavaca (Mexico)	Scénic I
GENERAL MOTORS EUROPE SITES	
Luton (UK)	Trafic II

DACIA BRAND

Pitesti (Romania)	1300 range, Logan, Logan van, Logan station wagon, engines and transmissions

RENAULT SAMSUNG BRAND

Busan (South Korea)	SM7, SM5, SM3, engines

(1) Maubeuge also builds Kangoo vehicles for Nissan, sold under the name Kubistar (a Nissan brand).

(2) Batilly also manufactures Master for General Motors Europe and Nissan. These vehicles are sold under the name Movano for the Opel and Vauxhall brands, and Interstar for the Nissan brand.

(3) Mascott has been distributed by Renault Trucks (formerly Renault V.I.) since 1999 and, by Renault since January 1, 2003, under the name Master Propulsion.

(4) The Curitiba LCV plant also produces Nissan's Frontier pickup and Xterra.

(5) Dacia-badged Logan.

(6) In partnership with the Iranian companies Pars Khodro and Iran Khodro.

(7) Nissan's Barcelona plant also manufactures compact vans marketed under the names Primastar and Vivaro by Nissan and Opel respectively.

(8) Nissan's Aguascalientes plant in Mexico also makes Platina (Nissan brand) on a Renault Clio Thalia base.

◆ Global Reporting Initiative (GRI) Directives

THE RENAULT DISTRIBUTION NETWORK IN EUROPE

Organization of the Renault network in Europe

The Renault group distributes its vehicles in Europe through a primary and a secondary distribution network.

The primary network is contractually linked to Renault and comprises:

- dealers who can sell and service Renault vehicles;
- branches belonging to the Renault group's business distribution unit, REAGROUP;
- partners from the primary network specialized solely in after-sales (approved repairers).

The secondary distribution network is made up of Renault's subdealers, generally small businesses with contractual ties to a dealer in the primary network.

Renault's distribution network In Europe complies strictly with regulations (EC 1400/2002):

- in sales, Renault has opted for a selective distribution system, based on qualitative and quantitative factors, which authorizes the Group to choose its distributors and establish the numbers required;
- in aftersales, Renault selects its approved repairers on the basis of qualitative criteria with no restriction on numbers.

The Renault distribution network in Europe (1)

	2006		2005	
NUMBER OF RENAULT CONTRACTS	EUROPE	o/w FRANCE	EUROPE	o/w FRANCE
Branches and subsidiaries	48	10	51	10
Dealerships	1,220	309	1,217	311
Subdealerships	8,496	4,720	8,856	4,793
TOTAL	9,764	5,039	10,124	5,114

(1) Europe: includes the ten Western European subsidiaries plus Poland, Hungary, Croatia, the Czech Republic, Slovenia and Slovakia.

(2) REAGROUP, wholly owned by Renault SA, has 65 outlets organized into 1 subsidiary.

HIGHLIGHTS IN GROUP NETWORK STRATEGY IN 2006 ◆

Continuation of the Quality Plan

In 2006, as part of Renault Commitment 2009 and its promise to provide the same level of service quality to customers the world over, the distribution network rolled out the Renault Excellence Plan (PER4). The aim of PER4 is to make quality systematic with the implementation of a new system to measure customer satisfaction ("mystery customers") and special events ("Renault Global Quality Award" challenge). With the founding of "Renault Academy", Renault is seeking to harmonize the training of sales people and repair technicians.

At end-2006 the 26 countries concerned by the program had rolled out all or part of PER4 in their networks. In the long term, some 23,000 people will have followed a training program between 2006 and 2007.

More than one million customers have already taken part in surveys on the quality of vehicle delivery or after-sales services. Out of the 26 countries, 19 ranked in the top 3 for service quality in 2006.

Continuation of the selective commercial policy in Europe

In 2006 Renault extended the selective commercial policy launched in 2005, aimed at refocusing the Group's commercial strategy on the most profitable sales. In the network, this policy is also reflected by the refusal to systematically take part in the promotional one-upmanship affecting most of the European markets.

This new strategy also reflects an effort to stabilize the used vehicle market.

CASH MANAGEMENT IN AUTOMOBILE

For Automobile, the Renault group has established a financial organization whose aims are to:

- automate the processing of routine cash inflows and outflows, with improved security and reliability;
- pool the surplus cash of Group subsidiaries and meet their refinancing requirements;
- centralize the handling of euro-denominated and foreign-exchange transactions for better management of currency, interest-rate and counterparty risks while reducing financial and administrative costs;
- centralize all financing operations, including securities issuance, bank loans and credit agreements, at parent-company level.

Within this framework, Renault's Corporate Treasury Department, in charge of cash management and financing for the Group's industrial and commercial activities in France and Europe, has two entities specialized in:

- the centralization of Group cash flows (Société Financière et Foncière);
- capital market trading, after intra-Group netting: forex, fixed-income securities, short-term investments (Renault Finance).

Société Financière et Foncière

Société Financière et Foncière (SFF) is a fully-fledged bank within the Renault group. Its remit is to offer Renault and its industrial and commercial subsidiaries a range of needs-responsive services, and to integrate management of the Group's cash flows. SFF is in charge of virtually all cash flows of Renault as well as the first-tier and second-tier subsidiaries of



Automobile in France and Europe. It also processes commercial cash flows for Nissan France and equalization payments for Nissan in Europe.

SFF reported net income of €4.33 million (parent company) in 2006 compared with €4.18 million in 2005. Total parent company assets on December 31, 2006 amounted to €314 million (€313 million at December 31, 2005).

Renault Finance

Renault Finance, a Swiss corporation based in Lausanne, is an active player on the forex and fixed-income markets and in the market for hedging industrial metals transactions. It respects strict rules on risk management in all its trades. Through its arbitraging business, it can obtain competitive quotes for all financial products. The company is therefore Renault's natural counterparty for most of Automobile's capital market transactions. By extending that service to the Nissan group, Renault Finance has become the Alliance's trading floor.

At end-December 2006, parent-company net income was €41.8 million (against €20 million at end-December 2005) and total parent-company assets amounted to €5,287 million (versus €4,765 million at end-December 2005).

1.1.3.2 Sales Financing ◈

Sales Financing's activities are handled by RCI Banque[4] and its subsidiaries. RCI Banque is the entity that finances sales and services for the Renault group brands (Renault, Dacia, Samsung) worldwide and for the Nissan brand, mainly in Europe.

The role of the RCI Banque group is to provide a full range of financing solutions and services for its three main customer constituencies:

- consumers and corporate clients, for which RCI Banque provides credit solutions for the acquisition of new and used vehicles, rental with purchase option, leasing and contract hire, as well as the associated services, namely contracts for maintenance, extended warranty, insurance, assistance and fleet management;
- the networks that distribute Renault, Nissan and Dacia brands, for which RCI Banque finances inventories of new and used vehicles and spare parts, as well as their short-term cash flow needs.

RCI Banque is thus a key partner in Renault Commitment 2009.

At December 31, 2006 the RCI Banque group had total assets of €25.1 billion, and a workforce of 2,972 (excluding special agreements), 44.6% of which based in France.

The RCI Banque group is present:

- in France;
- in fifteen European countries: Austria, Belgium/Luxembourg, Croatia, Czech Republic, Germany, Hungary, Italy, the Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Switzerland, and the UK;
- in the Euromed Region: in Romania, Morocco and Russia;
- in the Americas Region: in Argentina, Brazil, Colombia and Mexico;
- in the Africa-Asia Region: in South Korea.

In 2006 RCI Banque financed 34% of new Renault, Nissan and Dacia vehicles sold in the 10 Western European countries in which it is present.

By setting up business relations in new countries, the RCI Banque group helps to boost the sales of Renault group manufacturers. In 2006 RCI Banque began customer financing activities in Russia, Slovenia, Croatia and Colombia as part of trade agreements with local partners and, in South Korea, with a fully owned subsidiary, RCI Financial Services Korea Co Ltd.

CONSUMER MARKET

Consumer-related business accounts for 54% of RCI Banque's average loans outstanding, or €12.6 billion.

In this field, RCI Banque plays a three-fold role:

- offer and develop financing solutions to facilitate and accelerate sales of Renault and Nissan vehicles;
- integrate financing solutions and services to encourage car use and build loyalty to Group brands;
- help automakers organize sales promotions.

CORPORATE CLIENTS

Corporate business accounted for 22% of the company's average loans outstanding, or €5.2 billion, at the end of 2006. In this field, RCI Banque has five aims:

- establish the Group's financial and business-services strategy and implement it in the subsidiaries;
- plan the marketing strategy and brand policy for the corporate market;
- implement best practices for business-oriented products and services wherever RCI is present;
- help Renault and Nissan establish international protocols;
- monitor and guide economic performance by ensuring that profitability is in line with Group targets.

NETWORKS

At end-2006 network financing accounted for 23% of average loans outstanding, or €5.4 billion. RCI Banque has a four-fold remit in this field:

- finance inventories of new and used vehicles and spare parts, and fund dealers' long-term financing operations;
- manage and control risks;
- secure the network's future by standardizing financial procedures and monitoring them on a regular basis;
- act as financial partner to the network.

(4) For more information about RCI Banque and its business, visit www.rcibanque.com.

1.1.3.3 Associated companies, partners and collaborative projects

RENAULT'S HOLDING IN AB VOLVO

In January 2001 Renault and Volvo merged the two companies' truck activities as part of AB Volvo. With a 20.74% stake in Volvo and voting rights of 20.53%, Renault is the principal shareholder in Volvo, the leading truck manufacturer in Europe and number two worldwide.

Each of the three brands – Volvo, Renault and Mack – continues to develop its own identity, while leveraging their geographical fit and complementary products. The vehicle offering ranges from light commercial vehicles to heavy trucks, sold through a vast network covering more than 130 countries in Europe, North and South America, and Asia.

Global sales in 2006 totaled almost 220,000 vehicles (214,379 in 2005).

To consolidate its position, Volvo has increased its stake in the capital of the Japanese light commercial vehicle manufacturer, Nissan Diesel. AB Volvo holds 19% of the manufacturer's shares. AB Volvo has also acquired preference shares which, after conversion between 2008 and 2014, could take its stake to 46.5% of the capital.

In 2006 and 2007, Renault Trucks and Nissan signed a number of agreements to distribute Nissan light commercial vehicles through Renault Truck's European distribution network.

Renault is represented on Volvo's Board by Louis Schweitzer, Chairman of Renault's Board of Directors, and by Philippe Klein, Senior Vice President representing the Chairman.

Since selling its automobile business to Ford in 1999, Volvo has refocused primarily on trucks. In 2006 this activity accounted for 67% of the Volvo group's net revenues compared with 54% in 1999, prior to the merger with Renault V.I./Mack.

AB VOLVO REVENUES BY BUSINESS AREA


3%
Volvo Aero
4%
Volvo Penta
16%
Construction equipment
7%
Buses and coaches
3%
Other units
67%
Trucks

In 2006 Volvo's contribution to Renault's net income was €384 million, compared with €308 million in 2005 (see Chapter 7, note 14 in the notes to the Consolidated Financial Statements). Renault also received €158 million in dividends (SEK16.75 per share) in 2006.

		2006			2005	
(IN MILLIONS)		**SEK**	**EUR***	**% CHANGE**	**SEK**	**EUR****
Net revenues		248,135	26,892	+7.3	231,191	24,915
Operating income		20,399	2,205	+12.4	18,151	1,956
Net income		16,318	1,765	+24.5	13,106	1,412
Dividend per share in SEK		16.75 for FY 2005		+34	12.50 for FY 2004	
Closing at Dec. 31 in SEK	Volvo A share	486.0		+33	364.5	
	Volvo B share	471.5		+26	374.5	

*€1 = SEK 9.25
**€1 = SEK 9.12

At December 31, 2006 based on a share price of SEK 486 for the Volvo A share and SEK 471.5 for the Volvo B share, Renault's holding in AB Volvo was valued at €4,650 million (€3,493 million at December 31, 2005 based on a share price of SEK 364.5 per A share and SEK 374.5 per B share). The market capitalization of Volvo at this date was €22,438 million.

NISSAN

Renault's shareholding in Nissan is described in detail in sub-chapter 1.3.4 on the Alliance.

The market capitalization of Nissan at December 31, 2006 was €41.2 billion, based on a closing price of ¥1,433 per share.

Renault holds 44.3% of the capital of Nissan. At December 31, 2006, the market value of the shares held by Renault totaled ¥2,873 billion (or €18.3 billion based on an exchange rate of ¥157 for €1).

Renault accounts for its shareholding in Nissan by the equity method, as described in Chapter 7 note 13 of the notes to the consolidated financial statements.

PARTNERSHIPS AND COLLABORATIVE PROJECTS

To maintain and enhance its competitive edge in the automotive industry, Renault is continuing its policy aimed at optimizing purchases. As part of Renault Commitment 2009, it has stepped up efforts in terms of profitability and quality, in close relation with suppliers.

Renault has outlined relations with suppliers in a common charter with Nissan called the Renault-Nissan Purchasing Way. The charter is based on two key principles:

- achieve a high level of performance in quality, costs and delivery times, respecting clear processes that are deployed globally;
- share Alliance values such as trust, respect and transparency.



Renault views supplier relations over the long term, and is conducting a policy of active support in the following areas:

- product development: Renault works in close cooperation with its suppliers at the very start of projects, with a view to meeting price and quality targets and cutting development times;
- *quality: Renault has seconded 100 quality experts, of whom half are* outside France, to work with its suppliers. These experts aim to boost quality by implementing strict tools and processes from the very start of the project, during service life, and for after-sales parts;
- competitiveness: Renault has seconded 40 experts to supplier development, to improve their competitiveness and that of their own supply chain;
- logistics: Renault is implementing the EVALOG tool with suppliers;
- innovation: in 2006 Renault clarified its innovation policy with suppliers, particularly as concerns cost-sharing and intellectual property.

In return for the resources supplied by Renault and the prospects of increased volumes linked to a broader range, suppliers agree to improve their performance and contribute to Renault's international development.

In co-design and manufacturing, the main partnerships are as follows:

- Renault has entered into a number of cooperation agreements with PSA Peugeot Citroën. The two groups have worked together since 1966 on developing powertrain components: notably engines at their jointly-owned affiliate, Française de Mécanique in Douvrin (France), and automatic transmissions at Société de Transmissions Automatiques in Ruitz (France);
- Renault has also signed a number of commercial agreements for the sale of subsystems, notably transmissions and engines for Volvo and MMC and, since January 2004, a diesel engine for Suzuki Jimny;
- for light commercial vehicles, Renault and General Motors signed a framework agreement in 1996 and confirmed it with a cooperative undertaking in 1999. In 2006, the two manufacturers renewed their agreement on co-development and production, thus increasing their market presence in Europe.

  Phase 2 of compact vans: Renault Trafic and Opel/Vauxhall (GM) Vivaro have been produced at the GM Europe plant in Luton (UK) since 2001, and at the Nissan plant in Barcelona (Spain) since 2002, thus grouping the three manufacturers.

  Phase 3 of large vans: Renault Master and Opel/Vauxhall (GM) Movano have been produced by Renault at its Batilly plant (France) since 2000.

  These two phases reached the market in September 2006.

To accelerate the pace of international expansion ✦,

Renault has struck a series of agreements with local partners, including manufacturing companies, private investors and local authorities:

- in India, Renault set up a joint venture with Mahindra & Mahindra in 2005 to produce Logan. Production is scheduled to start in first-half 2007. Logan will be marketed under the Mahindra Renault brand throughout Mahindra & Mahindra's network of independent dealers. In November 2006 the two companies signed a memorandum of understanding to set up a second Mahindra-Renault joint venture. A new manufacturing site with an annual production capacity of 500,000 vehicles will be created to produce a range of products for Mahindra *and Mahindra-Renault. Plans have also been made for a Renault* powertrain plant.
- In Morocco, Renault increased its stake in Somaca (Société Marocaine de Construction Automobile) to 80%, the remaining 20% being held by PSA Peugeot Citroën. The Casablanca plant assembles Kangoo for Renault. In mid-2005 it started producing Logan under an agreement signed with the Moroccan authorities in 2003 for the assembly of an economy family car targeting both the local and export markets;
- in Iran, Renault and its Iranian partners (IDRO, Iran Khodro and SAIPA) signed an agreement in March 2004 on the formation of a joint company, Renault Pars, which is 51% owned by Renault and 49% by Iran's AIDCO (which in turn is 48% owned by IDRO, 26% by Iran Khodro and 26% by SAIPA). The company Renault Pars holds the license for the X90 (Logan) program, whose platform is used for vehicle production by Iran Khodro and Saipa (production capacity of 150,000 units for each company). The Logan vehicles will be distributed by their respective networks. In May 2005 Renault and Pars Khodro (SAIPA group) signed an agreement for the assembly and sale of the Renault Mégane four-door sedan in Iran. The Pars Khodro plant in Teheran will have an installed capacity of 15,000 vehicles for this model by 2008;
- in Malaysia, the company TC Euro Cars Sdn.Bhd (TCEC), based in Kuala Lumpur, has worked in partnership with Renault since June 2003. It distributes Renault vehicles and manages the brand's after-sales activities in this country. At end-2004, Renault began producing Kangoo in the TCEC Plant. The aim is to reach annual output of 4,000 units by 2008;
- in Russia, Renault holds a 94% stake in Avtoframos, in partnership with Moscow City Hall. In view of the success encountered by Logan (more than 56,000 vehicles sold in Russia since its launch in July 2005), Renault and Moscow City Hall announced in February 2007 their intention of increasing the production capacity of Logan to more than 160,000 vehicles/year from mid-2009. Renault is to invest $150 million in the new installations while Moscow City Hall will provide the land and buildings.

Significant distribution agreements include the following:

- the Mascott van, manufactured at Renault's Batilly plant, has been distributed by the network of Renault Trucks since 1999, and also by Renault, since January 2003 under the name Master Propulsion;
- Renault has been able to use an extensive sales network throughout the four North European countries (Sweden, Norway, Denmark and Finland) under a partnership agreement signed between Renault and Volvo Cars (Ford group) in 1981. This import contract will not be renewed when it expires on December 31, 2007;
- Renault South Africa, 51% owned by Renault and 49% by Imperial Group since 2000, distributes the vehicles in the range (primarily Clio and Mégane) through its branches, its two subsidiaries in Cape Town and Johannesburg and its network of dealers.

✦ Global Reporting Initiative (GRI) Directives

1.1.4 Main subsidiaries and organization chart ◇

1.1.4.1 Main subsidiaries

RENAULT S.A.S.

13-15, quai Le Gallo

92512 Boulogne-Billancourt Cedex – France

Wholly-owned subsidiary of Renault SA.

Business: design, manufacture, sale, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and production of spare parts and accessories used in connection with the manufacture and operation of vehicles. Also, all types of services relative to such activities and, more generally, all industrial, commercial, financial, investment and real-estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

2006 revenues: €32,905 million

Workforce at December 31, 2006: 47,404.

RENAULT ESPAÑA

Carretera de Madrid, km 185

47001 Valladolid – Spain

99.73% owned by Renault s.a.s.

Business: manufacture and marketing, via its sales subsidiary Recsa, of Renault passenger cars and light commercial vehicles in Spain.

Plants in Valladolid, Palencia and Seville.

2006 revenues: €7,373 million (data sourced from local consolidation)

Workforce at December 31, 2006: 11,955.

RENAULT NISSAN DEUTSCHLAND*

Renault-Nissan strasse 6-10

50321 Bruhl – Germany

60% owned by Renault s.a.s.

Business: Renault Nissan commercial organization in Germany.

2006 revenue: €3,059 million (consolidated data, contribution to Group).

Workforce at December 31, 2006: 833.

RENAULT ITALIA

Via Tiburtina 1159

Rome – Italy

Wholly-owned subsidiary of Renault s.a.s.

Business: marketing of Renault passenger cars and light commercial vehicles.

2006 revenues: €2,257 million.

Workforce at December 31, 2006: 387.

RENAULT UK LTD.

The Rivers Office Park

Denham Way Maple Cross

WD3 9YS Rickmansworth, Hertfordshire – United Kingdom

Wholly-owned subsidiary of Renault s.a.s.

Business: marketing of Renault passenger cars and light commercial vehicles.

2006 revenues: €2,096 million (consolidated data, contribution to Group).

Workforce at December 31, 2006: 413.

OYAK-RENAULT OTOMOBIL FABRIKALARI

Barbaros Plaza C blok No 145 K/6

80700 Dikilitas Besiktas, Istanbul – Turkey

52% owned by Renault s.a.s.

Business: assembly and manufacture of Renault vehicles.

Plant in Bursa.

2006 revenues: TRL4,036 million

Workforce at December 31, 2006: 5,470.

DACIA

Calea Floreasca

Nr. 133-137 – Sector 1

Bucharest – Romania

99.43% owned by Renault S.A.

Business: manufacture and marketing of motor vehicles.

Plant in Pitesti.

2006 revenues: ROL5,551 million (consolidated data, contribution to Group).

Workforce at December 31, 2006: 11,714.

*As from January 10, 2007, name changed into Renault Deutschland A.G. and 100% owned by Renault s.a.s.


1

RENAULT SAMSUNG MOTOR

17th FL, HSBC Building

25, Bongrae-Dong 1-Ga, Jung-Gu

Seoul 100-161 – Korea

80.10% owned by Renault group

Business: manufacture and marketing of vehicles.

Plant at Busan.

2006 revenues: won KRW2,589 billion (consolidated data, contribution to Group).

Workforce at December 31, 2006: 4,706.

REVOZ

Belokranska Cesta 4

8000 Novo Mesto – Slovenia

Wholly-owned subsidiary of Renault s.a.s.

Business: manufacture of vehicles.

Plant at Novo Mesto.

2006 revenues: SIT243,325 million.

Workforce at December 31, 2006: 2,688.

RENAULT FINANCE

48, avenue de Rhodanie

Case postale 1002 Lausanne – Switzerland

Wholly-owned subsidiary of Renault s.a.s.

Business: Capital market transactions (foreign exchange, interest rates, hedging of industrial metals transactions) for Renault and its industrial and commercial subsidiaries; interbank dealing for own account.

Total assets (parent company) at December 31, 2006: €5,287 million.

Workforce at December 31, 2006: 30.

RCI BANQUE

14, avenue du Pavé Neuf

93168 Noisy-le-Grand Cedex – France

Wholly-owned subsidiary of Renault s.a.s.

Business: Holding company for the sales financing and customer services entities of Renault and Nissan. Inventory financing (vehicles and spare parts) for Renault and Nissan Europe.

Net financings in 2006: €9.9 billion

Total assets (consolidated) at December 31, 2006: €25.1 billion.

Workforce at December 31, 2006: 2,972.

REAGROUP

117-199, avenue Victor Hugo

92100 Boulogne-Billancourt – France

Wholly-owned subsidiary of Renault s.a.s.

Business: trade, repair, maintenance and leasing of passenger cars and light commercial vehicles.

65 branches in France.

2006 revenues: €4,370 million (data sourced from REAGROUP France).

Workforce at December 31, 2006: 9,245.

1.1.4.2 Organization chart

RENAULT GROUP MAIN CONSOLIDATED COMPANIES AT DECEMBER 31, 2006

RENAULT AND RCI BANQUE ORGANIZATION CHART


RENAULT SA
RENAULT s.a.s.
RENAULT-NISSAN b.v.
RENAULT-NISSAN PURCHASING ORGANIZATION (RNPO)
RENAULT-NISSAN INFORMATION SERVICES (RNIS)
NISSAN MOTOR
AUTOMOBILE
FRANCE
RDIC
PEUGEOT
Française de Mécanique
GIE TA 96
Société de Transmissions Automatiques
Sirha
Alpine
Sodicam 2
Renault Flins
Renault Le Mans
Renault Cléon
Renault Sandouville
Renault Douai
Technologie et Exploitation Informatique
RDIC
ACI Le Mans
ACI Villeurbanne
RFA Simcra
REAGROUP SA* (3)
Arkaneo
Maubeuge Construction Automobile
Cartife*
Sofrastock
Renault Group b.v. (Netherlands)
Groupe SNR
ETG
Sovab
I-DVU
Alpine
EUROPE
Renault Hungaria
ACI Valladolid (Spain)
Renault-Nissan Osterreich* (Austria)
Renault Belgique Luxembourg*
Renault Industrie Belgique
Renault Italia*
Renault Croatia
Negocios de Automacion SA (Spain)
Ciudad Communicación Valladolid (Spain)
Meconsa (Spain)
Renault Espana SA
Renault Group b.v. (Netherlands)
Motor Reinsurance Company (Luxembourg)
Renault-Nissan Deutsche AG* (Germany)
Renault-Nissan Nederland*
Renault UK (United Kingdom)
Renault-Nissan (Switzerland)
Renault Nissan Slovenia
Cacia (Portugal)
Renault Nissan Portuguesa
Recsa* (Spain)
RDIC (France)
Grigny UK Ltd (United Kingdom)
Renault F1 Team Ltd (United Kingdom)
Renault Finance (Switzerland)
Revoz (Slovenia)
Renault Polska
Renault Ceska Republica
Renault Slovakia
AMERICAS
Renault do Brasil Com. E. Particip. Ltda
Renault do Brasil SA
Cofal (Luxembourg)
Renault Group Argentina
RDIC (France)
Renault Mexico
Renault Corporativo (Mexico)
Renault Venezuela
Renault SA
Sofasa (Columbia)
EUROMED
ACI Romania
Renault-Nissan Bulgaria
OYAK Renault (Turkey)
AFM Industries (Russia)
Avtoframos (Russia)
Renault Algérie
Renault Technologie Roumanie
Renault Mécanique Roumanie
Renault Nissan Romania
Dacia* (Romania)
Renault Maroc
SOMACA (Morocco)
Renault Ukraine
AFRICA-ASIA
Renault Samsung Motors (South Korea)
ACI Pars (Iran)
Renault South Africa
Renault Pars (Iran)
Renault India
Mahindra Renault (India)


AUTOMOBILE
REAL ESTATE AND IT FINANCING FOR THE RENAULT GROUP
CASH MANAGEMENT AND REFINANCING FOR THE RENAULT GROUP
Siam
100%
100%
Renault Finance (Switzerland)
Immobilière d'Epone
55%
45%
Sicofram
100%
100%
SFF
100%
SCI Parc Industriel du Mans
SCI Plateau de Guyancourt (4)
SALES FINANCING
RCI Banque SA
FRANCE
Sygma SNC
50%
100%
Diac SA
94.8%
Cogera SA
5.2%
Reca SA
Sigma Services SA
Sogesma SARL
Diac Location SA
EUROPE
Renault Autofin SA (Belgium)
50.1%
Renault Crédit Car (Belgium)
0.05%
RCI Financial Services SA (Belgium)
99.95%
Renault Service SA (Belgium)
RCI Versicherungs Service GmbH (Germany)
RCI Finanzholding GmbH (Germany)
RCI Leasing GmbH (Germany)
RCI Finance SA (Switzerland)
RCI Bank AG (Austria)
Renault Financial Services b.v. (Netherlands)
RCI Gest Leasing SA (Portugal)
RCI Gest S.G.P.S. SA (Portugal)
Renault Credit Polska Sp.z.o.o.
RCI Bank Polska SA
RCI Gest Seguros-Corretores Lda (Portugal)
RCI Gest S.C.A. SA (Portugal)
RNC S.p.A. (Italia)
49%
Overlease S.r.l. (Italia)
Refactor S.r.l. (Italia)
Nissan Finance (GB) Ltd (United Kingdom)
Accordia Espana SA
Renault Financiones SA (Spain)
Renault Acceptance Ltd (United Kingdom)
RFS Ltd (United Kingdom)
Overlease SA (Spain)
RCI Zrt. (Hungary)
Artida SA (Spain)
Renault Leasing C.Z. S.r.o. (Czech Republic)
RCI Finance C.Z. S.r.o. (Czech Republic)
EUROMED
RCI Services Algérie SARL
RDFM SARL (Morocco)
RCI Leasing Romania IFN SA
RCI Finantare Romania S.r.l.
RCI Broker de asigurare S.r.l. (Romania)
RN Finance RUS SARL (Russia)
AMERICAS
Corretora de seguros Renault do Brasil SA
Administradora de Consorcio Renault do Brasil S/C Ltda
Companhia de Arrendamento Mercantil Renault do Brasil
Companhia de Credito Financiamento e Investimento Renault do Brasil
Rombo Compania Financiera SA (Argentina)
Sofasa (Columbia)
RCI Servicios Colombia SA
AFRICA-ASIA
RCI Financial Services Korea Co. Ltd
Fully-consolidated companies
Companies accounted for by the equity method
Proportionately-consolidated companies
Non-consolidated companies

* and subsidiaries

(1) Renault owns 20,7% of AB Volvo's equity. After taking into account Volvo's treasury stock, Renault's stake in Volvo is 21,8%.

(2) Renault owns 44.3% of Nissan's equity. After taking into account Nissan's treasury stock, Renault's stake in Nissan is 45.7%.

(3) REAGROUP SA: In February 2006 24 entities were consolidated. In December 2006 12 REA France units merged, effective January 1, 2006.

(4) The Group exercised its option to acquire this company and will become the sole partner on December 31, 2007.


1

1.2 Risk factors ◈

In the course of its business, the Renault group is exposed to a number of risks that can affect its assets, liabilities and financial performance. These risks are outlined below. Details on how they are managed can be found in Chapter 2.3.

1. The Group has commercial and/or industrial operations in countries outside Europe, notably Romania, Brazil, Argentina, Turkey, Colombia, Chile, Russia, Morocco, India and Iran. These operations account for nearly 21% of revenues, a share that is set to grow in view of the Group's development strategy, as provided for in Renault Commitment 2009.

The Group's activities in these countries entail a number or risks, including GDP fluctuations, economic and governmental instability, regulatory changes, payment-collection difficulties, labor unrest, and currency controls.

2. Risks affecting the quality of its products, which involve a wide variety of complex technologies, mean that quality is a top priority and that special attention is paid to mechanisms and equipment providing active and passive safety.

3. Purchases account for a substantial portion of vehicle production costs, so it is vital for Renault to choose suppliers of the highest caliber, i.e. companies that are financially fit, comply with rules and regulations on sustainable development, deliver high-quality products, and so on. Purchasing terms and conditions, such as prices and payment periods, have a significant impact on Renault's accounts. ◆

4. The Group's exposure to industrial risk is potentially significant because its industrial operations are highly concentrated and its plants are interdependent.

5. Renault is dedicated to making vehicles that are environment-friendly in terms of design, manufacture, operation and recycling; the Group also pays careful attention to the security and safety of people and facilities and to the impact of malfunctions arising from incidents such as fire, natural disasters, chemical spillage and so on.

6. Renault depends on the orderly operation of its IT systems. Most of the Group's functions and processes rely on the software tools and technical infrastructure connecting its sites. The main risks pertain to the disruption of IT services, and the confidentiality and integrity of data.

7. In terms of product distribution, the type of risks to which Renault is exposed depends on the distribution channel involved:

- at commercial import subsidiaries, the main risks are related to the audit trail for the commercial resources allocated to these firms;
- at its own distribution subsidiaries, organized under the umbrella of REAGROUP in Europe, the risks are primarily related to the diversity of these decentralized entities;
- for dealerships, the risks arise from the financial health of these networks.

8. Automobile operations are naturally exposed to foreign exchange risk through their industrial and commercial activities. Exchange rate fluctuations can have an impact at five levels: operating margin, financial income, income of associated companies, shareholders' equity, and net financial debt.

9. The Group is exposed to counterparty risk in its financial-market and banking transactions, in its management of foreign exchange and interest rate risk, and in the management of payment flows.

10. Because raw materials account for a substantial proportion of vehicle production costs, the Group is exposed to commodity price risk.

11. Through the sales financing business of RCI Banque, the Group is exposed to risks arising from the creditworthiness of its customers (individuals, corporates and dealers).

12. The Group's 44.3% holding in Nissan Motor Co., Ltd. ("Nissan Motor"), accounted for by the equity method in its consolidated financial statements, has a major impact on its financial results.

13. Since the Group generates 57% of its sales in the compact and midsize vehicle segments, its financial results depend on the success of these two product lines.

14. The European Commission has issued recommendations for amending Directive 98/71 on the legal protection of designs and models. These recommendations call for the abolition of protection of spare parts under design and model law. If the amended version of the Directive is adopted, it could have a negative impact on the earnings of the Group.

1.3 The Renault-Nissan Alliance

On March 27, 1999 Renault acquired a 36.8% equity stake in Nissan, together with 100% of Nissan's European finance subsidiaries, for a transaction cost of ¥643 billion (approximately €5 billion or $5.4 billion).

Renault now holds 44.3% of Nissan and Nissan owns 15% of Renault. Each company has a direct interest in the results of its partner.

The Alliance has demonstrated its capacity to improve the individual performance of both partners, while protecting their respective identities, as the result of founding principles chosen to promote balance within the partnership and to capitalize on the complementary strengths of two groups with a global presence.

With vehicle sales of 5,911,171 in 2006, down 3.6% on 2005, the Renault-Nissan Alliance remained the fourth largest carmaker in the world, with 9% market share.

1.3.1 Objectives of the Alliance

1.3.1.1 Vision – Destination of the Renault-Nissan Alliance

March 27, 2004 marked the fifth anniversary of the agreement heralding the creation of the Renault-Nissan Alliance. Both Renault and Nissan took this opportunity to restate the values and principles underpinning the Alliance and to announce new ambitions for the future in the shape of a common "Alliance Vision – Destination" document.

"Alliance Vision – Destination" was approved by the Alliance Board and has been distributed to all employees in both groups.

The Fourth Alliance Convention was held in Paris in September 2006. The event was attended by top management and key Alliance players, with representatives from all sectors of Renault and Nissan.

The Convention provided an opportunity to reaffirm the Alliance's founding principles and its three objectives.

Vision – Destination of the Renault-Nissan Alliance

The Renault-Nissan Alliance is a unique structure of two global companies linked by cross-shareholdings:

- they are united for performance through a coherent strategy, common goals and principles, results-driven synergies, shared best practices;
- they respect and reinforce their respective identities and brands.

The principles of the Alliance

The Alliance is based on trust and mutual respect. Its organization is transparent. It ensures:

- clear decision making for speed, accountability and a high level of performance;
- maximum efficiency by combining the strengths of both companies and developing synergies through common organizations, cross-company teams, shared platforms and components.

The Alliance attracts and retains the best talents, provides good working conditions and challenging opportunities: it grows people to have a global and entrepreneurial mindset.

The Alliance generates attractive returns for the shareholders of each company and implements the best established standards of corporate governance. The Alliance contributes to global sustainable development.

Three objectives for the future

The Alliance develops and implements a strategy of profitable growth and sets itself the following objectives:

- to be recognized by customers as being among the best three automotive groups in the quality and value of its products and services in each region and market segment;
- to be among the best three automotive groups in key technologies, each partner being a leader in specific domains of excellence;
- to consistently generate a total operating profit among the top three automotive groups in the world, by maintaining a high operating profit margin and pursuing growth.

The objectives of "Vision – Destination of the Renault-Nissan Alliance" were confirmed at the Third Alliance Convention in Tokyo on October 18, 2005, which was attended by some 300 senior executives from Renault and Nissan and other key players in the Alliance. In his opening speech, Carlos Ghosn, President and CEO of Renault and Nissan, repeated that the groups were united in their quest for performance, while each company retained its own identity. Mr. Ghosn also unveiled the Alliance's new organization (see chapter on operational structure).



1.3.1.2 Renault's major achievements

The conclusion of the Alliance with Nissan accelerated Renault's development into a worldwide group. Since the agreements were signed, Nissan has experienced a remarkable financial recovery and Renault has strengthened the foundations of its operational performance. The following examples of cooperation are the most significant:

- Renault is drawing on Nissan resources to accelerate its international expansion. The two most striking examples are Mexico and the growth of Renault Samsung Motors in Korea:
  - Renault was able to harness Nissan's manufacturing capacity in Mexico to launch Clio and Scénic. Structural savings have been made by sharing back-office, purchasing, parts warehouse and legal resources. Sales of both groups are financed by two joint entities created in 2004: NR Finance Mexico for consumers and NR Wholesale Mexico for dealers,
  - in Korea, Renault Samsung Motors uses platforms derived from Nissan's Teana for the luxury SM7 and the new version of SM5;
- Renault is gradually and constantly improving the quality of its products and services, following the deployment of new working methods in 2003. Quality assessment processes have gained from expert input from Nissan and the exchange of best practices that have since been incorporated in the Renault Production Way (SPR). Modus and Clio III, launched in September 2004 and September 2005 respectively, benefited fully from these improvements, from design through to full production;
- Logan, which is sold under both Dacia and Renault brands, was launched in September 2004 and is based on a derivative of the B platform;
- thanks to the Alliance, Renault is boosting capacity utilization at its existing production facilities. The Renault Samsung plant in Busan, Korea, increased production by nearly 39,000 vehicles for export to Russia under the Nissan name. Renault also produces parts and engines for Nissan, applying the principle of cross-manufacturing to match the geographical fit and the production policy of each company. For example, the Cléon plant produces engines for Nissan Europe, a Renault subsidiary in Chile and Renault do Brasil respectively produce gearboxes and engines for Nissan Mexico, stampings from the facility in Flins are used in the production of the Micra by Nissan UK, and so on. Conversely, whenever it makes industrial and financial sense, Nissan also manufactures parts and systems for Renault (Clio in Mexico, Trafic in Barcelona, where the Nissan plant produces 60,000 vehicles for Renault, Nissan and Opel/Vauxhall), thereby cutting production, purchasing and other costs;
- the Alliance is generating economies of scale for the future. Renault and Nissan are jointly developing new engines and gearboxes that will eventually be fitted in both Renault and Nissan models. Substantial economies of scale are expected, especially in terms of the recovery of development costs, but also in the areas of manufacturing and logistics. This is already the case for the co-developed M1D and M1G engines;
- Renault is capitalizing on Nissan's acknowledged expertise in 4x4 design. Nissan is actively participating in the development for Renault of a vehicle derived from its own SUV range that has been styled and defined by Renault. It will be manufactured by Renault Samsung Motors in Korea in 2007. This concept of co-development and the sharing of tasks among three companies from backgrounds and cultures as radically different as those found in France, Japan and Korea is an exciting challenge for the Alliance as well as a tough exercise in multi-cultural management. Co-development is one of the Alliance's most valuable assets, as it rises to the challenges of globalization;
- Renault is creating value for its shareholders: both Renault and Nissan have increased their base of international investors attracted by the success of the Alliance and its outlook. Their share prices rose significantly during the seven years of the Alliance, with a 150% jump for Renault and a 197% surge for Nissan. During the same period, i.e. since March 29, 1999, the CAC 40 and Nikkei 225 indexes gained only 25% and 6%, respectively.

RENAULT SHARE PRICE FROM MARCH 29, 1999 TO END-DECEMBER 2006


300
250
200
150
100
50
0
Base 100
Seven years of Renault-Nissan cooperation
Renault
CAC 40

Source: Reuters

NISSAN SHARE PRICE FROM MARCH 29, 1999 TO END-DECEMBER 2006


350
300
250
200
150
100
50
0
Base 100
Seven years of Renault-Nissan cooperation

Source: Reuters

Over the same period, Renault's market capitalization has more than tripled, growing from €8.4 billion when the Alliance agreement was signed to €25.9 billion on December 31, 2006. On this measure, Renault now ranks seventh, compared with its eleventh-place ranking at the beginning of 1999.

AUTOMAKERS MARKET CAPITALIZATION – MARCH 1999 VS. DECEMBER 2006

(EUR million)	March 29, 1999	Ranking	(EUR million)	Dec 29, 2006	Ranking
Toyota	96,736	1	Toyota	182,889	1
DaimlerChrysler	81,541	2	Honda	54,886	2
Ford	59,848	3	DaimlerChrysler	47,650	3
GM	52,518	4	**Nissan**	**41,231**	**4**
Honda	39,961	5	Volkswagen	30,018	5
VW	22,159	6	BMW	28,573	6
BMW	16,277	7	**Renault**	**25,929**	**7**
Fiat	13,522	8	Volvo AB	22,438	8
Volvo (A+B)	10,439	9	Fiat	18,164	9
Nissan	**9,049**	**10**	Porsche	16,871	10
Renault	**8,393**	**11**	Hyundai Motor	14,103	11
Peugeot	6,615	12	GM	13,167	12
Suzuki	6,065	13	Peugeot	11,778	13
Mazda	4,459	14	Suzuki	11,604	14
Porsche	3,990	15	Ford	10,302	15
Fuji Heavy	3,521	16	Mazda	7,292	16
Mitsubishi	3,043	17	Mitsubishi Motors	6,885	17
Hyundai Motor	678	18	Fuji Heavy	3,044	18

Source: Reuters

Nissan has also achieved a remarkable share price performance during the same seven-year period. The Group's market capitalization has increased from €9 billion to more than €41.2 billion, and Nissan is now one of the most profitable volume manufacturers in the world, with one of the highest operating margins in the automotive sector.

Nissan's financial recovery enabled it to resume dividend payments in 2000. The dividend has risen from ¥7 in 2000 to ¥34 in fiscal year 2006, which ends in March 2007.

1.3.2 Operational structure of the Alliance ◇

1.3.2.1 Main stages in the construction of the Alliance

In accordance with the principles set out in the initial agreement signed in March 1999, the second stage of the Renault-Nissan Alliance was engaged in 2002. This phase strengthened the community of interests between Renault and Nissan, underpinned by stronger equity ties. It involved establishing an Alliance Board tasked with defining Alliance strategy and developing a joint long-term vision.

On March 1, 2002, Renault increased its equity stake in Nissan from 36.8% to 44.3% by exercising the warrants it had held since 1999.

At the same time, Nissan took a stake in Renault's capital through its wholly-owned subsidiary, Nissan Finance Co., Ltd., which acquired 15% of Renault's capital through two reserved capital increases, on March 29 and May 28, 2002. However, under French stock market regulations, Nissan cannot exercise the voting rights attached to these shares.

By acquiring a stake in Renault, Nissan gained a direct interest in its partner's results, as was already the case for Renault in Nissan. Nissan also obtained a second seat on Renault's Board of Directors.

The purpose of the second phase of the Alliance in 2002 was to provide the Alliance with a common strategic vision, which resulted in the creation of Renault-Nissan b.v. and a specific corporate governance policy.

1.3.2.2 Governance and operational structure

CREATION OF RENAULT-NISSAN B.V.

Formed on March 28, 2002 Renault-Nissan b.v. is a joint company, incorporated under Dutch law and equally owned by Renault SA and Nissan Motor Co., Ltd., responsible for the strategic management of the Alliance.

This structure decides on medium- and long-term strategy, as described below under "Powers of Renault-Nissan b.v.". It bolsters the management of the Renault-Nissan Alliance and coordinates joint activities at a global level, allowing for decisions to be made while respecting the autonomy of each partner and guaranteeing a consensual operating procedure.

◆ Global Reporting Initiative (GRI) Directives


1

Renault-Nissan b.v. possesses clearly defined assets and powers over both Renault s.a.s. and Nissan Motor Co., Ltd.

Renault-Nissan b.v. holds all the shares of existing and future joint subsidiaries of Renault and Nissan Motor Co., Ltd.

Examples include RNPO, which has been equally owned by Renault and Nissan since its creation in April 2001. These shares were transferred to Renault Nissan b.v., which has owned 100% of RNPO since June 2003.

RNIS is a common information systems company, created in July 2002 and wholly owned by Renault-Nissan b.v.

FINANCIAL STRUCTURE OF THE ALLIANCE


44.3%
15%
RENAULT SA
50%
50%
Nissan Motor Co., Ltd.
RENAULT-NISSAN b.v.
100%
RENAULT s.a.s
Strategic management
100%
Strategic management
Joint companies
RNPO RNIS
Cross-Company Teams (CCTs)*
Task Teams (TTs)**

* *Cross-Company Teams (CCTs): 18 Cross-Company Teams composed of Renault and Nissan staff to manage joint projects.*
** *Task Teams (TTs): 5 teams of experts in the support functions.*

POWERS OF RENAULT-NISSAN B.V.

Renault-Nissan b.v.'s decision-making powers with respect to Nissan Motor Co., Ltd. and Renault s.a.s. are limited to the following areas:

- adoption of three-, five- and 10-year plans (strategic company projects, with quantified data);
- approval of product plans (parts of strategic projects corresponding to the design, development, manufacture and sale of current or future products, vehicles and components);
- decisions concerning the commonization of products and powertrains (such as platforms, vehicles, gearboxes, engines and other components);
- financial policy, including:
  - rates of discount used for ROIC studies and hurdle rates, applicable to future models and investments,
  - risk-management rules and the policy governing them,
  - rules on financing and cash management,
  - debt leverage;
- management of common subsidiaries, Cross-Company Teams (CCT) and Functional Task Teams (FTT) including CCT/FTT/TT (Task Teams) creation, modification or disbandment;
- any other subject or project assigned to Renault-Nissan b.v. on a joint basis by Nissan Motor Co., Ltd., and Renault s.a.s.

Renault-Nissan b.v. also has the exclusive power to make a range of proposals to the two operating companies, Nissan Motor Co., Ltd. and Renault s.a.s.

These two entities are free to accept or reject these proposals. Renault-Nissan b.v.'s power of initiative ensures that the two partners harmonize their policies.

This includes:

- creation and scope of joint subsidiaries;
- supplementary financial incentive schemes;
- significant changes in scope, whether geographic or in terms of products, for total amounts of $100 million or more;
- strategic investments, i.e. investments other than product-related investments, amounting to $500 million or more;
- strategic cooperation between Nissan Motor Co., Ltd. or Renault s.a.s. and other companies.

All other aspects relating to Renault s.a.s. and Nissan Motor Co., Ltd., whether operational, commercial, financial or labor-related, are managed independently by each company and the corresponding decisions will be taken independently by these companies' respective governing bodies. The two companies retain their autonomy of management, the identity of their respective brands, their employee-representative bodies and their employees. They are also responsible for their own results.

THE ALLIANCE BOARD

The role of the Alliance Board

The Alliance Board (AB) held its first meeting on May 29, 2002. The decision-making body for all issues affecting the Alliance's future, the AB meets eight times a year.

Both Renault and Nissan continue to manage their business and to perform as two separate companies. The operational management of each group remains in the hands of senior management accountable to their own Board of Directors.

Alliance Board members

As of April 29, 2005, the Board is presided by Carlos Ghosn, CEO of Renault and President and CEO of Nissan. The Alliance Board also includes three other members from Renault (Patrick Pélata, Patrick Blain and Jean-Louis Ricaud) and three from Nissan (Toshiyuki Shiga, Tadao Takahashi and Mitsuhiko Yamashita).

The Alliance Board Meeting (ABM) focuses on strategic matters and is attended by all the members of Renault's and Nissan's Executive Committees, the Alliance Board secretary and heads of CEO Offices. Decisions taken at the meetings are officially approved by the Alliance Board.

To ensure that both parties share the fruits of the Alliance's performance, the Renault-Nissan agreement provides for reciprocal grants of stock options (or warrants, then Share Appreciation Rights, SAR, in the case of Nissan) to members of the Alliance Board.



COORDINATION BUREAU

A single representative of Renault and Nissan is responsible for the two Alliance Coordination Bureau Offices in Paris (CBPO) and Tokyo (CBTO) that include the support function of the Alliance Board Meeting (ABM), human resources and communications.

The Coordination Bureau is tasked with the following missions:

- planning the agendas for and preparing the ABM;
- providing functional support for the Steering Committees (SC), Cross-Company Teams (CCT), Functional Task Teams (FTT) and Task Teams (TT);
- centralizing and publishing recent and relevant information about the Alliance;
- assessing the workings of the Alliance, making occasional surveys and reporting on changes;
- managing the Alliance Steering Committees at Renault (RASC) and Nissan (NASC), sharing information with the representatives of the Steering Committees, CCTs, FTTs and TTs and drawing up clearly defined action plans to implement the decisions taken by the ABM;
- promoting the cross-functional visibility of the Alliance and joint actions together with the Corporate Communications Departments at Renault and Nissan.

The Alliance Coordination Bureau reports to the Alliance Board.

STEERING COMMITTEES

The Steering Committees are tasked with defining the Alliance's cross-functional strategic operational priorities, submitting topics to the ABM that may be given priority status in the agenda and coordinating the activities of the Cross-Company Teams, Functional Task Teams and Task Teams that fall within the scope of the Steering Committees. They take operational decisions that are not within the scope of the CCTs, report on progress to the ABM and, wherever necessary, seek arbitration on and/or confirmation for decisions.

There are nine Steering Committees, each focusing on a different field, that support the CCTs and FTTs in the implementation of Alliance projects:

1. Planning;
2. Product Development and Manufacturing;
3. Control and Finance;
4. Sales and Marketing;
5. Information Systems;
6. Support Functions;
7. Asia, Africa and Middle East;
8. America;
9. Europe.

CROSS-COMPANY TEAMS (CCT)

The CCTs are working groups comprising staff and experts from both companies that are tasked with exploring possible areas of cooperation and synergy between Renault and Nissan, defining and concretely specifying projects and then monitoring the implementation of projects approved by the Board. There are 18 teams working in the following areas:

1. Product Planning
2. Research and Advanced Engineering
3. Vehicle Engineering
4. Powertrains
5. Process Engineering
6. Manufacturing
7. Logistics
8. Purchasing
9. Light Commercial Vehicles
10. Parts and Accessories
11. Europe
12. Eastern Europe
13. North Africa
14. Asia-Pacific
15. Africa and Middle East
16. Mexico
17. Central America
18. South America

The CCTs are headed by two co-leaders, one from Renault and one from Nissan.

The 18 CCTs report to the Alliance Board on the state of progress of their work and their results through the Steering Committees.

FUNCTIONAL TASK TEAMS (FTT)

The FTTs are made up of experts from both Renault and Nissan and provide the CCTs with essential support in terms of benchmarking, the promotion of best practices and the harmonization of tools used in the support functions.

There are nine FTTs that continue to cover the following key areas:

1. Quality;
2. Cost Management and Control;
3. Research and Development;
4. Legal and Intellectual Property;
5. Corporate Planning;
6. Communications;
7. Human Resources;
8. Marketing;
9. Sales and Service.

TASK TEAMS (TT)

As soon as a specific issue is identified, a Task Team (TT) is appointed to work on the issue until a solution is found.

There are currently five TTs working on the following topics:

1. Industrial Strategy;
2. Customs and Trade;
3. E-Business;
4. Domestic markets;
5. Global Tax.



1.3.3 The status of Alliance projects

Since the Alliance agreement was signed in 1999, Renault and Nissan have initiated cooperation programs in a broad range of fields of activity. The synergies generated can be classified into two categories:

- structural cooperation;
- regional cooperation.

1.3.3.1 Structural cooperation

PRODUCT PLANNING

The Product Planning CCT coordinates Alliance product planning and defines a medium- and long-term vision for both groups' vehicle and powertrain ranges. It aims to ensure maximum market coverage while minimizing costs and expenses and product cannibalization (i.e. direct competition between Renault and Nissan for certain products in a given market). The Product Planning CCT has the leading role of product range proposal towards the Regional CCTs and the Light Commercial Vehicles CCT. It also defines the powertrain plan according to customer requirements.

The specific role of the Product Planning CCT is to ensure that Renault and Nissan products and brands remain distinct, by respecting the following guideline: "No cross- or double-badging" unless absolutely necessary. The Product Planning CCT also coordinates the exchange of information on market surveys and research: customer surveys, quality, and price/volume forecasts in order to harmonize working methods and to better anticipate future developments.

PLATFORMS

Common platforms are developed as the two partners renew their line-ups.

Renault and Nissan aim to share platforms (1.5 million vehicles per year per platform for mainstream vehicles) with a target of 10 platforms in 2010 that are common or share interchangeable components.

B platform

An initial common platform (a Nissan-led project), the B platform, has been used by Nissan since March 2002 with the new March in Japan, and since the end of 2002 with Micra (the equivalent of March) in Europe and Cube. In the Japanese domestic market, the Nissan Tiida launched in September 2004, the Nissan Tiida Latio launched the following month, and the Nissan Note launched on January 20, 2005 are produced on this platform. Two additional vehicles, the Nissan Wingroad (launched in November 2005) and the Nissan Bluebird Sylphy (launched in December 2005) are also based on the B platform.

On May 19, 2004, Renault unveiled a new model, Modus, its first vehicle to use the common B platform. It was marketed mainly in Europe in September of the same year. In September 2005, Renault launched new Clio, also built on this platform.

The Logan, marketed under the Dacia and Renault brands, was launched in September 2004. The Logan is based on a derivative of the common B platform.

Production by Renault of Nissan components for Renault and Nissan: stamping at the Renault Flins plant in France of body metal parts for Renault's new Modus and New Clio and for Nissan's plant in Sunderland (UK) for the Micra.

C platform

A second common platform (a Renault-led project), the C platform, was launched by Renault at end-2002 with its new Mégane II. In December 2004, the Lafesta, a new minivan was launched in Japan as the first model in Nissan to adopt the common C platform. Nissan launched the new Serena minivan in May 2005, and the new Nissan Sentra in October 2006 in the United States; both vehicles are also based on this platform.

Interchangeable components

Complementary to the common platform strategy, Renault and Nissan are implementing a new approach to enable the exchange of components across platforms: the Interchangeable Components Policy.

This strategy is based on a functional analysis of customers' needs and interface management between components and vehicles. The result will be a variable level of commonality for each component allowing greater flexibility for vehicle differentiation while aiming for cost reduction and quality improvement.

POWERTRAINS (ENGINES AND GEARBOXES)

Renault and Nissan plan to share powertrains in order to reduce diversity. The aim is to develop eight families of common engines and the same number of common gearboxes by 2010.

Cooperation in the development and use of common powertrains (engines and gearboxes) is intensifying within the Alliance.

The following subsystems are already exchanged or will be exchanged in the future:

Nissan components used by Renault

- Nissan's 3.5-liter V6 (VQ35) gasoline engine in Vel Satis and Espace;
- Nissan's R145 four-wheel drive transmission in Kangoo 4x4;
- Nissan's ZD30 3-liter diesel engine in Master and Mascott.

Renault components used by Nissan

- Renault's JH 160Nm manual gearbox in March/Micra, Tiida and Note;
- Renault's JR 200Nm manual gearbox in Almera, Micra and Note;
- Renault's K9K 1.5-liter dCi diesel engine in Almera, Micra and Note;
- Renault's F9Q 1.9-liter dCi diesel engine in Primera.


1

Production of Nissan parts by Renault

Renault's Cacia factory in Portugal manufactures Nissan's ND manual gearboxes for the Primera and Almera models assembled by Nissan Motor Manufacturing (UK) Ltd., for Almera Tino, which is assembled by NMISA in Barcelona, Spain, and for Renault Mégane II, which is manufactured at Douai, France.

Common powertrains developed jointly by Renault and Nissan

1. The HR15DE (S2G 1.5-liter) and MR20DE/MR18DE (M1G 1.8-2.0-liter) gasoline engines:
   - HR15DE in Nissan Tiida, Tiida Latio, Note, Wingroad and Bluebird Sylphy,
   - MR20DE in Nissan Lafesta, Serena, Bluebird Sylphy and Renault Clio III,
   - MR18DE in Nissan Tiida, Tiida Latio and Wingroad;
2. M1D 2.0-liter diesel engine (M9R): in Renault Laguna II, Mégane II, Espace, Vel Satis, Trafic and Nissan Primastar;
3. MT1 240Nm six-speed manual gearbox: in Renault Modus, Mégane II, Clio III, Nissan Tiida, Sentra and Livina Geniss.

LIGHT COMMERCIAL VEHICLES: DUAL-BADGING IN EUROPE – CROSS-MANUFACTURING IN EUROPE AND BRAZIL

Renault and Nissan develop and market their own vehicles in accordance with brand strategies. However, in the short term, and for specific products (such as light commercial vehicles) in some markets, Renault and Nissan have not ruled out the possibility of selling selected products from their partner's line-up under their own brand name.

In Europe, the initial purpose of dual-badging was to boost sales of Nissan light commercial vehicles.

QUALITY

Alliance Quality Charter ✦

The Charter precisely defines the joint quality directives and procedures; it is applied to all Alliance projects.

The Charter covers all the key quality processes: customer quality surveys, Group quality targets, quality control in the development of new models, production quality assurance, quality assurance of outsourced components, service quality assurance (sales and aftersales), quality of technical progress, and warranty policy and procedures.

The Charter brings Renault and Nissan closer together through the use of common quality tools, such as Alliance Vehicle Evaluation System (AVES), Alliance New Product Quality Procedure (ANPQP), Alliance Supplier Evaluation System (ASES) and the definition of the parts per million (PPM) targets for parts manufactured outside the Group:

- ANPQP, a quality measurement system developed for suppliers, has been extended to all new projects;
- ASES is used to assess the controls and performance of suppliers and their technical skills in the field of quality.

Exchange of best practices

The Quality FTT has studied best practices in an effort to boost progress in the realm of quality in both companies and to help achieve the Group's targets. The best practices are sourced from Renault or Nissan (Japan, United States, Europe) and are upgraded by both companies if necessary.

Both companies have been contributing to the Renault Quality Plan and the Nissan Quality 3-3-3 since 2003.

Synergies

Renault and Nissan are improving together by developing common quality synergies:

- AEEP (Alliance Engineer Exchange Program). To contribute to the development of Renault-Nissan alliance Strategic Vision, the Quality FTT has set-up an Engineer Exchange Program on key topics;
- breakthrough items for a better understanding of customer expectation in the world:
  - white books: gathering and sharing all market needs information coming from each company,
  - AVES: development of AVES region by region to fit market needs better,
  - JD Power survey: improvement of the result prediction method.

PURCHASING

The Alliance has been able to make substantial cost savings by pursuing a joint purchasing strategy and building a network of common suppliers.

Renault-Nissan Purchasing Organization (RNPO)

The Renault-Nissan Purchasing Organization (RNPO) was established in April 2001 as the first Alliance joint-venture company. RNPO initially managed about 30% of Nissan's and Renault's global annual purchasing turnover. By November 1, 2006, this percentage had increased to 75%. The geographical scope of RNPO has been extended to all the regions where Renault and Nissan have production activities in an effort to respond to worldwide needs.

As a joint Renault and Nissan procurement structure, RNPO helps to improve purchasing efficiency by using a global management system for purchases coming within the scope of the Alliance. A third survey shows that suppliers strongly support RNPO as it brings value to the business.

LOGISTICS

The Logistics CCT was created in 2004 to capitalize on the geographical fit between the Alliance's production facilities worldwide. The Logistics CTT is also tasked with forecasting the Alliance's fast-growing international business.

INFORMATION SYSTEMS

Renault and Nissan are bringing their information systems (IS) and information technology (IT) closer together. Their intention, through increased collaboration, is to improve performance in three main areas:

✦ Global Reporting Initiative (GRI) Directives

standardization of infrastructures, global vendor management, and implementation of common business applications.

Renault-Nissan Information Services (RNIS), the Alliance's second joint venture after RNPO, was set up in July 2002. A wholly-owned subsidiary of Renault Nissan b.v., RNIS is responsible for coordinating IS/IT policy for both groups and steering them towards common technical solutions.

1.3.3.2 Regional cooperation

Renault and Nissan are highly complementary in terms of markets, products and know-how, leveraging their presence in all the major automotive markets. Each can thus move into new markets at a lower cost, relying on the other partner's manufacturing facilities and distribution network. This close fit also enables the groups to round out their respective product and service offers. Moreover, Renault and Nissan each benefit from exchanging know-how in research and development, processes and marketing.

EUROPE

From the outset of the Alliance, Renault and Nissan have worked together to rationalize both fixed costs and distribution costs.

In April 2005 Renault and Nissan opened a common regional parts warehouse in Hungary, which will cover activities of both groups in Central Europe. The warehouse ships Renault parts to Austria, Hungary, the Czech Republic and Slovakia, and Nissan parts to Austria, Hungary, Slovakia and Slovenia.

MEXICO AND CENTRAL AMERICA

The aim is to support Renault's return to the Mexican and Central American markets, while optimizing Nissan's manufacturing capacity.

Mexico

Cooperation in Mexico consists of the following initiatives:

- separate sales strategies with a shared back office. The Alliance project for Renault's return to the Mexican market was launched in January 2000, with the support of Nissan;
- creation of a network of Renault dealerships;
- joint production: production of Renault Scenic started at Nissan's Cuernavaca factory in December 2000 and heralded the Alliance's first cross-manufacturing operation (production ended in mid-2004); production of Renault Clio started at Nissan's Aguascalientes plant in November 2001; Nissan Platina, which is based on Clio Sedan, has been manufactured at Nissan Aguascalientes and marketed since April 2002;
- new financing program in Mexico: in January 2004 NR Finance Mexico SA de C.V. (NRFM) was created to offer consumer credit solutions to Renault and Nissan customers and NR Wholesale Mexico SA de C.V. (NRWM) was set up to offer financing solutions to dealers.

Central America

Five Nissan National Sales Companies have Renault outlets in Ecuador, El Salvador, Honduras, Panama and Nicaragua.

In Guatemala, Renault started up business in December 2003 with a National Sales Company that also manages Nissan activity in El Salvador, Honduras and Nicaragua.

In Costa Rica, FASA Group, the Renault and Nissan National Sales Company in Panama, successfully took over Renault's previous importer in April 2005 in an effort to revitalize the brand.

MERCOSUR AND SOUTH AMERICA

The purpose of this initiative is to optimize Alliance synergies in the Mercosur region by growing Nissan's passenger car and LCV sales through the joint use of Renault's manufacturing and commercial facilities.

Brazil

Creation of Nissan do Brasil Automoveis in October 2000.

Consolidation of back-office functions under the authority of Renault.

Nissan do Brasil developed a dealership network with the support of the existing Renault network.

Joint production of LCVs:

- December 20, 2001: Renault and Nissan inaugurate the new LCV assembly plant in Curitiba and Parana in Brazil;
- assembly of Renault Master started in December 2001, followed by the Nissan Frontier pickup in April 2002;
- production of Nissan Xterra, the second Nissan product to be manufactured at the plant, started on March 26, 2003.

Argentina

Renault Argentina took charge of Nissan imports in June 2001.

Peru

In Peru, Nissan's import partner is supporting Renault's return to the market.



ASIA-PACIFIC

The aim is to grow sales of Renault brands in the Asia-Pacific region with the support of Nissan headquarters for back-office functions and local support in five countries.

Japan

Nissan supports growth of Renault's sales network: Nissan dealers have been selling Renault vehicles through Renault sales outlets since May 2000.

South Korea

Renault Samsung Motors (RSM) manufactures SM5, SM3 and SM7, derived from Nissan vehicles, with strong technical support from Nissan in the areas of manufacturing and product customization.

Nearly 39,000 units of the new SM3 have been produced, and Nissan-badged exports to Russia started in February 2006.

Australia

Nissan Australia has taken over Renault's distribution activities in the country.

Malaysia

Renault signed a memorandum of understanding with TCEC (TC Euro Cars Sdn. Bhd.), a subsidiary of Nissan's Malaysian partner, in 2003. TCEC has been handling distribution and aftersales services for the Renault range since September 2003 and has been manufacturing Kangoo since the end of 2004.

China

The strategy consists in helping both partners to grow through projects conducted in China.

Activities under Nissan's major strategic partnership agreement with Dongfeng Motor started in July 2003.

AFRICA, EASTERN EUROPE AND THE MIDDLE EAST

The scopes of operation are split according to the strength of each group's presence.

Morocco

On November 1, 2000 Renault's importer took over the exclusive Nissan importer in Morocco, SIAB, and has since been supporting the growth of Nissan on the Moroccan market.

Tunisia

Renault's National Sales Company, ARTES, became Nissan's new NSC on May 16, 2003 with a view to growing Nissan's activity and brand recognition in Tunisia.

South Africa

In South Africa, Renault enjoys the support of Nissan's logistics organization, spare parts warehouses and technical and marketing training center.

Renault-Nissan Purchasing Organization (RNPO) makes full use of joint purchasing opportunities in South Africa.

Renault and Nissan have created a local Alliance committee to develop Group Office synergies, focusing on sales, marketing and the spare parts sector.

Kuwait

Sales of Renault vehicles through the existing Nissan network started in Kuwait in January 2003.

The Al-Babtain group is responsible for sales of Renault and Nissan vehicles in Kuwait.

Bahrain

Sales of Renault vehicles through the existing Nissan dealer network started in Bahrain in February 2003.

Al-Moayyed distributes both Renault and Nissan vehicles in Bahrain.

Qatar

Sales of Renault vehicles through the existing Nissan dealership network started in Qatar in May 2003. The two brands' vehicles are distributed by the network of Al-Mana dealerships in Qatar.

UAE and Oman

The National Sales Companies started distributing Renault models in both countries in September 2005 along similar lines to the other Gulf states mentioned previously.

Romania

In Romania, Renault started importing and distributing Nissan models in January 2003 through the Renault-Nissan Romania subsidiary that is wholly owned by Renault s.a.s.

Bulgaria

Renault-Nissan Bulgaria was set up in September 2005 in response to the strong growth of the Bulgarian market and in readiness for Bulgaria's entry into the European Union. Renault-Nissan Bulgaria is wholly owned by Renault s.a.s. and is responsible for:

- importing vehicles and spare parts for the Renault, Nissan and Dacia brands;
- distributing them through the three brands' dealer networks.



1.3.3.3 Human resources in the Alliance

Human resources management in the Alliance covers staff exchanges between the two groups and the Alliance Business Way Program, a training scheme specially developed to promote mutual understanding and enable staff to work together effectively and efficiently.

STAFF EXCHANGES

Since the Alliance was created, Renault and Nissan have been exchanging staff in an effort to improve the performance of the Alliance. These exchanges can be grouped into four categories:

- Renault and Nissan expatriates who are employed in key functions in the two parent companies. Such exchanges help reinforce the various functions through the sharing of best practices and promote mutual understanding. On June 1, 2006, there were 68 expatriates in the category:
  - 36 Renault employees are working for Nissan in Japan, mainly in the headquarters in Ginza and the technical center in Atsugi,
  - 32 Nissan staff members are working for Renault, either at the headquarters or in the engineering centers in Rueil and Guyancourt;
- 17 other expatriates work on Alliance projects such as development of platforms, engines and gearboxes;
- the third category includes people working in common companies, such as RNPO and RNIS. Approximately 260 people fall into this category;
- lastly, personnel exchanges within a regional framework also exist. A total of 9 Renault employees have been assigned to Nissan affiliates, mainly in Europe. Nissan has also posted 31 employees either to Renault Samsung Motors in Korea or Renault in Japan and the Asia-Pacific region.

These employees are not the only people who are directly involved in the workings of the Alliance. Several hundred people are involved in Alliance bodies and the CCTs and FTTs in particular. These people remain employed by their parent company.

ALLIANCE BUSINESS WAY PROGRAM

The Alliance Business Way Program aims to boost the global success of the Alliance by improving team performance and individual skills. The program strives to build positive win-win relationships inside the Alliance.

The following training programs are on offer:

- "Working with Japanese and French partners": this training course is available at both Renault and Nissan and is designed for the Alliance's key contributors. The purpose of the course is to gain a better understanding of cultural heritage and styles of working by focusing on three topics: communications, project management and solving problems while retaining a positive partnership;
- Team-Working Seminars (TWS) are designed for staff working in the Alliance entities, such as the CCTs and FTTs and common organizations. They aim to:
  - improve team working,
  - strengthen personal bonds and mutual trust,
  - create a team identity,
  - share common team goals;
- Alliance Engineer Exchange Program (AEEP).The AEEP program was launched in 2005. Used to manage joint Renault-Nissan technical projects, it offers promising young engineers the opportunity to become involved in the Alliance.

1.3.4 Nissan's strategy and results in 2006

Nissan's financial statements are prepared under Japanese accounting standards, which differ from the standards used by Renault. The statements include intermediate operating totals and some Nissan-specific indicators. To measure the contribution to Renault's results, Nissan's financial statements are restated, as described in Chapter 7, note 13 of the notes to the Consolidated Financial Statements.

Nissan has more than 180,000 employees and operates production facilities in over 40 countries. Nissan is the number-two Japanese automaker, selling more than 3.5 million units worldwide in 2005. The company is managed in four major regions: Japan, the Americas, Europe and General Overseas Markets (GOM).

Key figures for the fiscal year ending March 31, 2006:

- worldwide vehicle sales: 3.569 million units, representing annual growth of 5.3%;
- consolidated net revenue: ¥9,428 billion, an increase of 9.9%;
- consolidated operating profit: ¥871,841 billion, or 9.2% of revenues;
- consolidated net income: ¥518.1 billion, an increase of 1.1%;
- return on invested capital (ROIC): 19.4%.

1.3.4.1 Nissan's strategy and growth

RECORD PROFITS IN FISCAL YEAR 2005

In April 2006 Nissan announced record profits for fiscal year 2005 (ending March 31, 2006). Despite significant headwinds from increased raw materials costs and intense competition, Nissan reported ¥871 billion in operating profit, a consolidated operating margin of 9.2% of revenue.

OPERATING MARGIN (AS A % OF REVENUE)


¥ billion
% of revenues
1,4
4,8
7,9
10,8
11,1
10,0
9,2
83
290
489
737
825
861
871
1999
2000
2001
2002
2003
2004
2005

HALF-YEAR RESULTS AT THE END OF SEPTEMBER 2006

On October 26, 2006 Nissan announced first-half results for FY 2006. The results showed a decline in profit from the previous period. The company had predicted the high raw material and energy prices and higher interest rates combined with little or no growth in the mature markets. These factors, combined with high levels of incentive spending left the auto industry with no ability to pass on higher costs to the end consumer.

Nissan faced this environment at a low point in its product cycle. Of 10 new models launched in the fiscal year just one was launched in the first half. Even at the bottom of its product cycle, Nissan recorded an operating profit margin of 7.7% for the first half of the fiscal year, once again among the highest of any volume carmaker.

NISSAN 2006 PRODUCT PLAN


1
9

10 new models

In the second half, Nissan mounted one of the most important product offensives in its history: nine all-new vehicles, including replacements for the volume and profit leaders in the U.S., the market that generates more than 60% of its profit. This pace will not let up, as the company will launch an average of nearly one product each month through fiscal 2010.

(in billions)	H1 2005		H1 2006		% change
	¥	€[1]	¥	€[1]	
Revenue	4,491	33.1	4,534	31.9	1.0
Operating margin	411.5	3.0	348.6	2.5	-15.3
% of revenue	9.2		7.7		
NET PROFIT	**230.7**	**1.7**	**274.2**	**1.9**	**18.8**

(1) For reference only. All of Nissan's results are published in yen and converted to euros at the rate of 142.3 yen per euro.

Nissan global sales for first-half FY 2006 (April 1, 2006 - September 30, 2006)

For the first six months of fiscal 2006, Nissan's sales - across all regions - totaled 1,709,000 units, down 6.9% from 2005.

Japan

In Japan, Nissan sold 350,000 units in the first half, down 16.9% from last year - with minicars up 1.9% and registered vehicles down 19.9%. The company's market share came to 12.9%, 2.1 percentage points lower than last year.

Nissan announced specific actions to improve effectiveness, particularly in sales, marketing and distribution, including measures to enhance dealer subsidiaries by consolidating unprofitable outlets, streamlining back-office operations and integrating subsidiary dealers.

United States

In the United States, prior to the launch of the Versa Hatchback in July 2006, Nissan had not launched an all-new model since Spring of 2005 and the company had expected a decline in first-half sales.

U.S. sales came to 513,000 units, down 10.2%, as the total industry volume declined by 5.6%. Nissan market share for the first half was 5.8%, down three-tenths of a percentage point.

In the Nissan Division, U.S. sales were down 9.8% in the first half and Infiniti sales - unsupported by new products for 19 months - declined 17.5% from fiscal 2005.

Europe

In Europe, where results are compiled on a calendar-year basis, the story was similar: Nissan sold 275,000 units from January to June, down 4.4% from a year earlier. During this period Nissan was running out Primera, Almera and Tino in most markets, with only one new model launch: the Note, in March 2006.

GOM

In the General Overseas Markets, including Mexico and Canada, sales were up 2.9%, to 571,000 units. Highlights include:

- China: with Tiida leading the way, Nissan sold 180,000 units, up by 28% over 2005;
- Middle East: sales reached 73,000 units, up 18% over 2005, driven by sales of Tiida and pickup trucks;
- Taiwan: Nissan sold 23,000 units, down by 39% in an overall market that declined by 26%;
- Thailand: due to an aging product line-up sales fell 24% to 17,000 units in a market that fell 3%.

COMMITMENTS OF THE NISSAN VALUE-UP BUSINESS PLAN

In October 2006, Nissan reached the half-way point in implementing its three-year business plan, Nissan Value-Up. The plan includes three commitments:

- to reach annual global sales of 4.2 million units by the end of fiscal year 2007 (March 2008);
- to maintain the top-level operating profit margin of all volume manufacturers worldwide for all three years;
- to maintain a return on invested capital (ROIC) of 20% or higher throughout the plan.

During the three years of the plan, Nissan is launching 28 new products, ten of them being all-new products. Nissan is also expanding into new markets as well as expanding the Infiniti luxury brand into Korea, Russia and China.

Fiscal year 2007 brings more new products – 11 to be exact. In the U.S., Nissan will launch a brand-new compact cross-over called Rogue, delivering on its commitment to compete in all major segments of the U.S. market.

At the high-performance end of the scale, Nissan will launch the long-awaited GT-R – an icon of the Nissan brand. In the past, it was sold mainly in Japan; from now on it will be sold globally.

NISSAN WORLDWIDE DEVELOPMENTS

Establishment of a finance company in China

Shanghai (January 16, 2007) – Nissan and Dongfeng Motor Group Co., Ltd. (DFG) jointly announced receipt, on January 5, 2007, of official approval from the China Banking Regulatory Commission (CBRC) for the establishment of Dongfeng Nissan Auto Finance Co., Ltd. (DNAF). The initial application was filed in November 2006 following the agreement signed between Nissan Motor Co., Ltd. and Dongfeng Motor Group Co., Ltd. in August 2006 to establish a new auto finance company to be based in Shanghai.

New engine plant in China

Guangzhou (February 28, 2006) – Dongfeng Motor Co., Ltd. announced that its newly-built engine plant in Huadu, Guangzhou, will produce two all-new engines. The new plant has an annual capacity of 180,000 units and will produce four-cylinder, all-aluminum engines jointly developed with Nissan Motor Co., Ltd.

New plant in Russia

Moscow (April 25, 2006) – Nissan Motor Co., Ltd. announced plans to invest $200 million (RUB5.5 billion) in a new assembly plant in St. Petersburg, Russia. Production will begin in 2009.

Higher performance engines

Tokyo (August 22, 2006) – Nissan Motor Co., Ltd. has developed two new-generation, six-cylinder V-type engines for front-engine, rear-wheel-drive vehicles featuring powerful performance and improved environmental friendliness. The 3.5-liter VQ35HR and 2.5-liter VQ25HR engines will be built at Nissan's Iwaki plant in Fukushima Prefecture and will equip the all-new Skyline and Infiniti G35.

Infiniti's global expansion

Moscow (August 30, 2006) – Infiniti, Nissan's luxury division, celebrated its official launch in Russia at the 2006 Moscow International Motor Show. The initial line-up of Infiniti vehicles includes the sporty cross-over FX and the M high performance luxury sedan. Infiniti also announced that its new European headquarters will be established in Switzerland.

All-new Nissan Altima

Nashville, Tennessee. (October 4, 2006) – The all-new 2007 Nissan Altima Hybrid, Nissan's first foray into the hybrid gasoline/electric vehicle segment, made its debut in California in October. The new Altima Hybrid offers all the style, convenience, comfort, quality and performance technology features and highlights of the next-generation 2007 Altima together with the added benefits of enhanced fuel economy and reduced emissions.

Thailand becomes an export base

Bangkok (November 30, 2006) – Siam Nissan Automobile announced that it will export the new Nissan Tiida compact sedan and hatchback to Australia. This move underscores Nissan's long-term commitment to turn its Thai facility into a world-class production hub for exports.


1

1.3.4.2 Nissan's 2006 contribution to Renault's results

CONTRIBUTION TO RENAULT'S CONSOLIDATED NET INCOME

Nissan contributed €1,871 million to Renault in 2006, compared with €2,275 million in 2005, recorded in the financial statements as a share in net income of companies accounted for by the equity method.

This item can be broken down as follows:

- €1,789 million of equity-accounted income in Renault's financial statements over 12 months in 2006, plus;
- €82 million of extraordinary profit coming from the finalization of the transfer of part of Nissan's pension obligation to the state.

DIVIDEND PAYOUT

Dividends received by Renault

Renault received €431 million in dividends in 2006 from Nissan, compared with €383 million in 2005. The 2006 figure comprises:

- the second dividend payment for FY2004 of ¥15 per share, received in June 2006 (€206 million);
- the first payment for FY2005 of ¥17 per share, received in November 2006 (€225 million).

Nissan's new dividend policy under Nissan Value-Up

Under Nissan Value-Up, Nissan has announced its planned dividend growth through the end of fiscal year 2007, ending March 31, 2008.

NISSAN DIVIDEND INCREASE FROM 2000 TO 2006


Dividend per share (¥)
40
35
30
25
20
15
10
5
0
¥7/share
¥8/share
¥14/share
¥19/share
¥24/share
¥29/share
¥34/share
¥40/share
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007

1.3.5 Combined Alliance sales performance and financial indicators

The Renault Nissan Alliance retained its position as the fourth largest global automaker in 2006 in terms of unit sales. A combined 5,911,171 vehicles were sold in 2006 (down 3.6%) to secure a global market share of 9%.

Renault and Nissan sold a total of 2,433,372 and 3,477,799 vehicles respectively. Globally, Renault sales decreased by 4% while Nissan sales saw a 3.3% reduction.

Major areas of growth for the Alliance were in Russia (+96.9%), Colombia (+33.6%), China (+22.5%), and Middle East and Africa (+15.2%).

Renault saw growth outside Europe but was offset by declines in Europe. Nissan also had a mixed year with a diversity of results from market to market.

Renault sold 2,115,176 vehicles under the Renault brand (down 6%), 121,855 vehicles under the Samsung brand (up 2%) and 196,341 Dacia-branded vehicles (up 19.5%). More than 247,000 Logan models were sold worldwide in 2006 under both the Dacia and Renault brands.

Growth for Renault came from outside Europe, driven by the increasing availability of Logan, the performance of Samsung and the growth of the Renault brand in international markets. By the end of 2006, sales outside Europe accounted for more than 30% of Renault's total global sales.

Nissan sold 3,341,527 vehicles under the Nissan brand, down 3.1% over the prior year. Global sales of Infiniti vehicles stabilized at 136,272 units, boosted at the end of the year by the new G sedan.

Nissan recorded sales of over 1 million units for the second consecutive year in its largest market, the United States. In Japan, Nissan's sales including minicars fell 11.5% to 766,702. In Europe, annual sales were flat at 539,773 units (according to the Nissan geographical organization). New growth markets such as Russia balanced declines from mature markets. In other global markets, poor performances in Thailand and Taiwan were balanced with continued growth in China and the markets of the Middle East.

1.3.5.1 Manufacturing and commercial presence ◇

WORLDWIDE SALES

	2006	2005	% CHANGE 2006/2005
RENAULT GROUP	2,433,372	2,534,691	-4.0
- Renault	2,115,176	2,250,839	-6.0
- Renault Samsung Motors	121,855	119,488	2.0
- Dacia	196,341	164,364	19.5
NISSAN GROUP	3,477,799	3,597,851	-3.3
- Nissan	3,341,527	3,448,740	-3.1
- Infiniti	136,272	149,111	-8.6
RENAULT-NISSAN ALLIANCE	5,911,171	6,132,542	-3.6

SALES IN WESTERN EUROPE

	2006	2005	% CHANGE 2006/2005
RENAULT GROUP	1,596,795	1,750,911	-8.8
France	668,675	704,865	-5.1
Germany	173,269	185,831	-6.8
Italy	142,134	162,663	-12.6
Spain	206,171	238,411	-13.5
U.K.	160,286	197,366	-18.8
NISSAN	417,412	451,717	-7.6
France	44,809	48,388	-7.4
Germany	59,335	53,050	11.8
Italy	50,015	54,002	-7.4
Spain	62,741	70,796	-11.4
U.K.	87,013	102,048	-14.7
RENAULT-NISSAN ALLIANCE	2,014,207	2,202,628	-8.6
France	713,484	753,253	-5.3
Germany	232,604	238,881	-2.6
Italy	192,149	216,665	-11.3
Spain	268,912	309,207	-13.0
U.K.	247,299	299,414	-17.4

SALES IN CENTRAL AND EASTERN EUROPE

	2006	2005	% CHANGE 2006/2005
RENAULT GROUP	408,787	391,793	4.3
Russia	72,484	29,148	148.7
Romania	131,448	137,248	-4.2
Turkey	92,366	116,511	-20.7
NISSAN	118,284	83,203	42.2
Russia	76,452	46,485	64.5
Romania	3,109	2,288	35.9
Turkey	9,140	10,511	-13.0
RENAULT-NISSAN ALLIANCE	527,071	474,996	11.0
Russia	148,936	75,633	96.9
Romania	134,557	139,536	-3.6
Turkey	101,506	127,022	-20.1

SALES IN MIDDLE EAST AND AFRICA

	2006	2005	% CHANGE 2006/2005
RENAULT GROUP	102,531	89,544	14.5
NISSAN	216,692	187,528	15.6
RENAULT-NISSAN ALLIANCE	319,223	277,072	15.2

SALES IN JAPAN

	2006	2005	% CHANGE 2006/2005
RENAULT	3,030	3,532	-14.2
NISSAN	766,702	866,157	-11.5
RENAULT-NISSAN ALLIANCE	769,732	869,689	-11.5

SALES IN LATIN & SOUTH AMERICA

	2006	2005	% CHANGE 2006/2005
RENAULT	185,518	164,591	12.7
Brazil	51,682	47,528	8.7
Argentina	48,223	37,376	29.0
Mexico	20,274	24,086	-15.8
Colombia	33,042	24,163	36.7
NISSAN	318,803	320,589	-0.6
Brazil	5,720	8,083	-29.2
Argentina	3,328	3,824	-13.0
Mexico	228,315	234,932	-2.8
Colombia	6,813	5,658	20.4
RENAULT-NISSAN ALLIANCE	504,321	485,180	3.9
Brazil	57,402	55,611	3.2
Argentina	51,551	41,200	25.1
Mexico	248,589	259,018	-4.0
Colombia	39,855	29,821	33.6

SALES IN NORTH AMERICA

	2006	2005	% CHANGE 2006/2005
NISSAN	1,086,004	1,147,653	-5.4
United States	1,019,249	1,076,670	-5.3
Canada	66,755	70,983	-6.0

GLOBAL SALES AND PRODUCTION SITES ♦


Number of units sold worldwide - 2006
Renault group 2,433,372
Nissan group 3,477,799
Renault-Nissan Alliance 5,911,171
United Kingdom
France
Slovenia
Spain
Portugal
1,086
North America
United States
Mexico
2,014
1,597
417
Western Europe
Russia
527
409
118
Central and Eastern Europe
770
3
767
Japan
South Korea (RSM)
Japan
China
Romania (Dacia)
Turkey
Iran
Morocco
Egypt
Colombia
Brazil
505
186
319
Latin America
Chile
Argentina
Sales in thousands of vehicles - 2006
Renault group sales
Nissan group sales
320
103
217
Middle East and Africa
Kenya
Taiwan
Thailand
Philippines
Malaysia
Indonesia
South Africa
691
137
554
Asia Oceania
Renault group plants (Renault, Dacia and Renault Samsung Motors)
Nissan plants
Body assembly
Powertrain

(1) o/w Mexico.
(2) Including the joint LCV plant.
(3) o/w Russia and Turkey.
(4) o/w South Korea and French Overseas Departments.
(5) Nissan and Dongfeng Motors have set up a joint venture to produce and sell a range of automobiles.

1.3.5.2 Value of joint operations

All told, Renault sales to Nissan and Renault purchases from Nissan in 2006 are estimated at €1,430 millions and €1,350 million, respectively, as mentioned in Chapter 7, note 13 – I of the notes to the Consolidated Financial Statements.

1.3.5.3 Financial information on the Alliance

See Chapter 2.1.3.





2 Management Report


TWINGO



2.1 Earnings report

2.1.1 Sales performance

On January 1, 2006 Renault introduced a new geographical organization based on 5 Regions – France, Europe (excl. France), Euromed, Americas and Asia-Africa. Each Region is overseen by a Regional Management Committee, accountable for its Region's contribution to the company's results. The presentation of the Renault group's sales results reflects this new organization.

The 4.0% dip in the Renault group's worldwide sales in 2006 (more than 100,000 vehicles) reflects varied performances:

- in the France and Europe Regions, where Renault pursued its selective commercial policy of reducing its least profitable sales, and pending new model launches planned from 2007 onwards, sales contracted 8.7% (-160,000 units). The Renault brand is nevertheless in second place on the combined market for passenger cars and light commercial vehicles (LCVs), with 9.1% share, and maintains its leading position on the LCV market, with 14.1% share;
- outside Europe, in the Euromed, Americas and Asia-Africa Regions, sales grew 8.6% (+59,000 units) driven by the Group's three brands: Renault (+9.6%), Dacia (+11.4%) and Renault Samsung (+2.0%).

2.1.1.1 Automobile

RENAULT GROUP WORLDWIDE SALES

Cars +LCVs	2006*	2005*	% change
GROUP	2,433,372	**2,534,691**	**-4.0**
BY REGION			
France	668,675	704,865	-5.1
Europe	1,023,521	1,147,609	-10.8
France + Europe	1,692,196	**1,852,474**	**-8.7**
Euromed	380,638	337,497	12.8
Americas	185,518	164,591	12.7
Asia-Africa	175,020	180,129	-2.8
Euromed + Americas + Asia-Africa	741,176	**682,217**	**8.6**
BY BRAND			
Renault	2,115,176	2,250,839	-6.0
Dacia	196,341	164,364	19.5
Renault Samsung	121,855	119,488	2.0
BY VEHICLE TYPE			
Passenger cars	2,043,105	2,141,565	-4.6
Light commercial vehicles	390,267	393,126	-0.7

** Preliminary figures.*

In 2006 worldwide sales for the Renault group totaled 2,433,000 vehicles, down more than 101,000 units, or 4.0%, on 2005. This result reflects a contrasting performance: a decline of more than 160,000 units, down 8.7%, in the France and Europe Regions, and an increase of almost 59,000 vehicles, up 8.6%, in the rest of the world.

The Dacia and Renault Samsung brands continued to perform well, with sales up more than 32,000 units (19.5%) and 2,000 units (2.0%) respectively, whereas Renault brand sales were down 136,000 units, or 6.0%.

FRANCE & EUROPE REGIONS – GROUP SALES BY BRAND

Cars + LCVs	2006*	2005*	% change
France			
Renault	649,881	695,067	-6.5
Dacia	18,794	9,798	91.8
GROUP	668,675	**704,865**	**-5.1**
Europe			
Renault	994,808	1,126,624	-11.7
Dacia	28,713	20,985	36.8
GROUP	1,023,521	**1,147,609**	**-10,80**
France + Europe			
Renault	1,644,689	1,821,691	-9.7
Dacia	47,507	30,783	54.3
GROUP	1,692,196	**1,852,474**	**-8.7**

** Preliminary figures.*

The passenger car and light commercial vehicle market grew by a mere 1.4% in 2006 to almost 18 million units. In this mature market, characterized by fierce competition and aggressive discounting, Group registrations shrank 8.7% to almost 1,665,000 units, representing market share of 9.4%, versus 10.4% in 2005.

Trends on national markets varied. The market expanded significantly in Germany (up 4.2%) – where sales picked up prior to the VAT hike in January 2007 – Italy (up 3.8%), and Belgium-Luxembourg (up 7.9%). In Poland, the market grew 2.3%. Conversely, the automobile market contracted in Spain (down 0.4%), France (down 1.9%), the UK (down 3.3%) and Portugal (down 5.1%).

Renault brand

With almost 1,618,000 vehicles registered in 2006, a 9.7% decrease, the Renault brand ranked second in the passenger car and light commercial vehicle market, with a share of 9.1%, down 1.1 point on 2005.

The downturn can be attributed partly to the tightening of the Group's selective commercial policy since the start of 2006. The policy involves increasing retail and fleet sales, the most profitable channels, and cutting back on sales to short-term rental companies and on self-registrations (mainly demonstration models and courtesy cars). Vehicles sold *via* the


2

latter channels quickly flow to the used car market, where they compete with new vehicles. This lowers the residual value of used cars, and consequently the profitability of both new and used vehicles.

The aim is to boost the profitability of vehicles in the used and new car markets and to make way for new model launches, by clearing the used market via a reduction of the least profitable sales channels.

The decline is also due to Renault's ageing lineup, and market anticipation of the new models scheduled for release under Renault Commitment 2009.

By country

In France, despite a 6.4% decline in registrations, Renault was still the No. 1 brand, taking 25.5% of the market, down 1.2 points. Clio, with the launch of Clio III in September 2005, and Mégane II, boosted by the phase-two version released in March 2006, were the two top-selling models in France, and took 8.5% and 8.0% of the passenger car market respectively.

In the Europe Region, Renault is the No. 1 brand in Portugal (13.5%) and Slovenia (22.1%), No. 2 in Spain (10.5%) and Croatia (12.3%), and No. 3 in Belgium-Luxembourg (10.3%).

In Spain, Renault sales dropped 15.7%, due to greater emphasis on the selective commercial policy in a context of intensive and costly incentive programs.

In Germany, the Renault brand increased LCV sales by 2.4%. Conversely, passenger car sales fell by 10.3% due to the implementation of the selective commercial policy, which achieved its aims of significantly reducing sales to short-term rental companies and self-registrations, and increasing sales to retail customers.

In the UK, in a market that has been shrinking for two years with aggressive discounting, Renault lost 1.1 points of market share, which stood at 6%.

In Poland, Renault grew sales by 5.2%, achieving market share of 7.6%. Renault benefited from a recovery in the Polish market, after a period of several months when imports of used cars from Western Europe largely replaced sales of new vehicles.

By model – Passenger cars

The passenger car market in the France and Europe Regions totaled 15.5 million vehicles, a 0.9% rise on 2005. The Renault brand's market share reached 8.4%, despite a 12.4% falloff in registrations.

By model, Renault's performances were varied, but the brand maintained its leadership of the B segment with Clio/Thalia and Modus and the large MPV segment with Espace, and was ranked third in the C segment with Mégane II.

- In the *city car segment (A segment)*, after 13 years on the market and with a restyle scheduled for June 2007, Twingo registrations dropped 28.7% to 55,000 units. In France, despite a 16.4% decrease in registrations, Twingo was still the segment leader, with a 23.6% share.
- Renault leads the *small car segment (B segment)* in the France and Europe Regions, with its twin product offering – Modus and Clio. Renault's share of the segment was 11.5%, down three-tenths of a point on 2005.

  Modus sales slumped by almost 86,000 units on 2005, and accounted for 11.4% of the *mini-MPV segment*. Growth in this segment was lower than estimated, and the sales targets announced when Modus was released in September 2004 have not been reached. However, a total of 308,000 units have been sold since the model was launched and customer surveys show a very high level of satisfaction among Modus owners.

  With sales growth of 28.2% powered by the success of Clio III, released in September 2005 and voted Car of the Year 2006 in Europe, Clio is the second best selling vehicle in the B segment, with a 9.8% share. Clio II, which has been kept in the range in order to offer an entry-level vehicle in the B segment, is proving to be a valuable complement to Clio III. Clio II reported steady sales in 2006 and generated 25.3% of total Clio registrations. Clio II was boosted by an upgrade in September 2006 and is now sold under the name Clio Campus. For the third-generation Clio, Renault has deployed a new industrial organization at Flins (France), Bursa (Turkey) – which already makes Clio Symbol and which started making Clio III in January 2006 – and Valladolid (Spain) – which started manufacturing Clio III in October 2006. Clio III had an unprecedented standard of quality at market launch, demonstrating Renault's successful efforts to improve quality. The vehicle's high-end positioning was consolidated in May 2006, with the launch of a Renault Sport version, manufactured in Dieppe, and a new 2.0 16V 140hp gasoline engine developed through the Alliance with Nissan.

  Thalia, the sedan version of Clio, contributed to Renault's performance in the B segment in Europe, with almost 8,300 units sold. An upgrade of the model was released in September 2006 with a new exterior styling, a new interior and new engines and features.

The combined A and B small-car segments grew 6.2%, generating more than one-third of sales in the France and Europe Regions.

- In the *passenger-carrying van segment*, Kangoo Car, which has been on the market for nine years, was boosted at the beginning of the year by the release of two new versions: Kangoo Pampa Generation 2006 and Kangoo 4x4 Generation 2006. With a 13.6% share, down from 16.5% in 2005, Kangoo Car is in third position in this segment.
- In the *C segment*, Mégane II, which has been on the market for four years, recorded an 18.8% drop in sales in 2006, with 124,500 fewer units sold than in 2005. With 3.4% of the European passenger car market for the year, Mégane II was the No. 3 vehicle in Europe across all categories. Mégane II is also in third position in the segment with a share of 10.7% (versus 12.5% in 2005) and leads the segment in France (24.9% share), Slovenia (22.7%), Portugal (18.7%) and the Netherlands (12.0%).

  In 2006 in a segment that contracted by 4.9%, almost 538,300 Mégane II were sold in the France and Europe Regions. In January 2006 Mégane II was boosted by the launch of a phase-two model, which features the Alliance's new diesel engine, the 2.0 dCi 16V 150hp. Sales of Scénic II were also given a boost by a phase two in September 2006, especially with the introduction of the new 5-seat Grand Scénic version.
- In the *upper midrange D segment*, which contracted by 3.3%, almost 78,400 Lagunas were sold in 2006. This represents a 27.2% decline on 2005, which can be attributed partly to anticipation of Laguna III, scheduled for release in September 2007.

- With 4,900 Vel Satis registered in 2006, Renault's share of the *upper E1 segment* dipped four-tenths of a point to 0.8%. In June 2006 Vel Satis was equipped with two new diesel engines: the 2.0 dCi, fitted with a particulate filter and available with 150hp and 175hp outputs, and the 180hp 3.0 dCi V6 in a more powerful version and now teamed with a six-speed proactive automatic transmission.
- Espace IV, which has been on the market for four years, confirmed its No. 1 position in the *MPV segment* with a share of 14.8% in 2006, down 3.4 points. The segment stabilized (up 0.9%), after contracting for almost two years. Espace leads its segment in France (35.5% share), the Netherlands (25.5%), Belgium-Luxembourg (20.1%) and Switzerland (18.1%). In March 2006 Espace was boosted by the launch of a phase-two model, equipped with the Alliance's new diesel engine, in 150hp and a 175hp formats and fitted with a particulate filter. More than 42,000 Espace models were sold in 2006.

By model – Light commercial vehicles

The light commercial vehicle market in the France and Europe Regions grew 4.8% in 2006 to 2.3 million units. With LCV sales up 2.9% in 2006, the Renault brand sold a record 318,700 vehicles, enabling it to maintain market share of 14.1%, down three-tenths of a point, and its No. 1 spot for the ninth year running. That performance is especially important because the LCV range is one of the most profitable components of Renault's offering.

Renault sales continued to rise in Germany (up 2.4%), the Netherlands (up 6.4%), and France (up 6.7%) where Renault captured 34.3% of the market. Conversely, sales decreased in Italy (down 9.6%), Spain (down 2.8%) and the UK (down 1.9%).

- On the *small van segment,* Kangoo Express held onto its lead in the France and Europe Regions with a 19.7% share of the segment (down three-tenths of a point on 2005). With 108,500 units sold, Kangoo Express is in second place in the European LCV market across all categories.
- On the *car-derived van segment,* Clio Van remained out in front with a share of 14.3% (down seven-tenths of a point on 2005). Mégane Van registrations, down 3.5%, accounted for 5.4% of the segment (down seven-tenths of a point).
- On the *van segment,* Renault was in second position, increasing share three-tenths of a point to a record 13.7%. Sales of Trafic rose 2.8% and Master by 3.6%. The launches of a phase two for Trafic and a phase three for Master in October 2006 enhanced the appeal of the range and lifted sales. To comply with Euro 4 standards, the diesel engine range was completely renewed with the advent of the 2.0 dCi, developed through the Alliance. This more powerful, more flexible and more fuel-efficient engine comes in two versions – 90hp and 115hp. The power of the 2.5 dCi, fitted with a particulate filter, has been increased from 135hp to 150hp. The new engines are fitted with new manual and robotized six-speed gearboxes.

Renault is now a leader in the European camping car market, with almost 9,000 units sold in 2006. Camping cars accounted for 14% of Master sales.

Dacia brand

With more than 79,800 Logans sold since its launch in Europe in 2004, Dacia has enjoyed stunning success in the France and Europe Regions. Logan sales leapt 56.4% on 2005 to 47,400 units, of which almost 19,000 in France. In light of the strong sales achieved with the 1.4 and 1.6 gasoline engines, in March 2006 the Logan range in France and Europe was enhanced with a 1.5 dCi diesel engine, already available on Clio, Modus and Kangoo. In many countries, this engine is the cheapest diesel in the market and contributes to Logan's unprecedented value for money. In 2006 the new engine accounted for 32.4% of the registration mix in the France and Europe Regions.

EUROMED REGION – GROUP SALES BY BRAND

Cars + LCVs	2006*	2005*	% change
Renault	235,074	206,169	14.0
Dacia	145,481	130,934	11.1
Renault Samsung	83	394	-78.9
GROUP	**380,638**	**337,497**	**12.8**

** Preliminary figures.*

The automobile market in the Euromed Region expanded by 14.0% in 2006. In this environment, Group sales surged 12.8% to more than 380,600 units, representing 10.2% of the market and 15.6% of Renault's worldwide sales.

Renault brand

The Renault brand grew sales by a further 14.0% to almost 235,100 units, equal to 61.8% of the Group's sales in the Region. The Renault brand's share of the market remained steady compared with 2005, at 6.2%.

In Turkey, the market contracted by 13.6% in 2006, with a steep 28.8% decline in second-half, after the devaluation of the Turkish lira in May. In this environment, Renault's sales shrank 21.1% and the brand was ranked second in the passenger car and LCV market, with a share of 13.8%, down 1.3 points on 2005. Renault still led the passenger car market, ranking No. 1 in both the B segment – with a 20.3% share, with Thalia, Clio and Modus – and in the C segment, with Mégane (17.6% of the segment). Mégane and Thalia ranked first and second across all categories. In total, including sales of Logan under the Dacia brand, the Group claimed 17.9% of the passenger car market.

In Russia, the success of Logan, sold under the Renault brand, increased the brand's sales by a factor of 2.5 in 2006. A total of 49,300 Logans were sold in Russia, making it the biggest market for Logan after Romania. These strong results enabled Renault to capture 3.8% of the Russian market. Logan has been assembled in the Avtoframos plant in Moscow since April 2005 and marketed since September 2005. To keep pace with demand, output at the Moscow plant will be raised from 60,000 to 80,000 vehicles a year from 2007.

In Morocco, Renault leads the market, with a 16.6% share. In 2006 sales rose 13.5%, buoyed by a market that expanded by 30.1% and by a 37.5% increase in sales of Kangoo Car to 7,800 units.


2

Dacia brand

Dacia grew sales in the Euromed Region by 11.1% on 2005. With 145,500 vehicles registered, Dacia took 4.0% of the market in the Region.

In Romania, Dacia sales slipped 4.9% to 107,800 units in a market that grew 14.7%. Dacia's share of its domestic market, which is opening up more and more to imports, stands at 37.4%, compared with 45.1% in 2005. This decline can also be attributed to the downturn in sales of the pickup, which went out of production at the end of 2006 to free up installed capacity for Logan. Dacia still leads the market, with a share of 26.7 points over its nearest rival. This performance can be ascribed to the success of Logan, which accounts for 37.5% of the passenger cars registered in Romania and sales of which grew a further 8.8% to more than 96,000 units. Since launch in September 2004, almost 204,600 Logans have been sold in Romania and almost 343,500 units manufactured at Dacia's plant in Pitesti (Romania). The Logan range was extended with the launch of Logan MCV at end-2006 and will be expanded further with an LCV version of Logan MCV in February 2007.

Combining Renault and Dacia sales, the Group took 45.6% of the Romanian car and LCV market.

In Morocco, Logan has been assembled at the Somaca plant in Casablanca since July 2005 using CKDs shipped from Romania. With this local facility and 12,700 Logans sold in 2006, Dacia swiftly conquered a significant 15.1% of the market by end-December 2006, versus 4.2% in 2005. Dacia is already No. 2 brand in the Moroccan market, just behind Renault, and Logan the top-selling vehicle across all categories.

Powered by the excellent combined performance of the Renault and Dacia brands in Morocco, the Group's market share increased 8.4 points to 31.7%.

Logan has also been successful in Turkey, where almost 7,400 units have been sold, as well as in Algeria, Ukraine and Bulgaria (8,600, 5,900 and 1,700 units sold respectively in 2006). In Bulgaria, Logan MCV was launched in October 2006 and the LCV version will be marketed, beginning February 2007, as in Romania.

AMERICAS REGION – GROUP SALES BY BRAND

Cars + LCVs	2006*	2005*	% change
Renault	182,463	161,641	12.9
Dacia	421	162	159.9
Renault Samsung	2,634	2,788	-5.5
GROUP	**185,518**	**164,591**	**12.7**

** Preliminary figures.*

The automobile market in the Americas Region expanded 10.8% on 2005. With 185,500 vehicles sold, a 12.7% rise, the Group took 4.1% of the market. Group sales in the Region accounted for 7.6% of Renault's worldwide sales.

The bulk of the Group's sales in the Americas Region (98%) were generated by the Renault brand, sales of which grew 12.9%, representing market share of 4.0% in 2006.

In Argentina, the automobile market grew by a further 16.1%. Driven by strong sales volumes for Clio (up 22.6%), Kangoo Car (up 71.6%), Kangoo LCV (up 44.3%) and Mégane (up 45.4%), the Group increased its sales by 29.0%. With almost 48,200 units sold, Renault increased its market share by 1.2 points to 11.5%. The launch of Logan in 2007 will bolster Renault's presence in this market.

In Brazil, Renault's market share was 2.8%, with almost 51,700 vehicles sold. Renault sales grew 8.7% on 2005 in a market that expanded 13.0%. The Brazilian market is dominated by flex-fuel engines, which account for 75% of registrations. With only one flex-fuel model, the Clio 1.6 16V Hi-Flex, Renault needs to offer a wider range to take full advantage of the market's growth. Sales were nevertheless boosted by the launches of Mégane II Sedan and Mégane Grand Tour in 2006. In 2007 Renault will start manufacturing Logan at the Curitiba plant for the local market and export to Argentina. Other significant introductions are scheduled under Renault Commitment 2009 to swiftly adapt Renault's product offering to the Brazilian market, particularly a hatchback version of Logan, to be world-premiered in Brazil in early 2008.

In Colombia, Renault grew sales by 36.7%, outpacing the market, which expanded 33.8%. With 33,000 vehicles sold, Renault's market share remained steady at 18.0% (up four-tenths of a point over 2005) and the brand consolidated its No. 2 position. The successful launch of Logan under the Renault brand in September 2005 is one reason behind these strong results, since 7,100 units of the model were sold in 2006. Growth was also driven by Clio and Twingo, sales of which rose 32.9% and 33.3% respectively.

In Mexico, Renault's market share shed four-tenths of a point to 1.8% in a virtually flat market (up 1.0%). In 2006 Renault sales fell 15.8% to almost 20,300 units in anticipation of a range upgrade in 2007, with the upcoming launches of Clio III and Kangoo Car.

In Venezuela, the popularity of Logan enabled Renault to boost sales by 36.9% and to offset most of the losses on other models in the range, especially Twingo (down 10.1%). In September 2005 Logan was also launched under the Renault brand and already makes up 40.3% of the brand's sales mix, with almost 5,700 units sold.

A total of 14,100 Logans were sold in the Americas Region in 2006. Most of these vehicles were sold under the Renault brand, except for 417 units sold under the Dacia brand in Guadeloupe, Martinique, French Guiana and Saint Martin.

ASIA-AFRICA REGION – GROUP SALES BY BRAND

Cars + LCVs	2006*	2005*	% change
Renault	52,950	61,338	-13.7
Dacia	2,932	2,485	18.0
Renault Samsung	119,138	116,306	2.4
GROUP	**175,020**	**180,129**	**-2.8**

** Preliminary figures.*

In the Asia-Africa Region, the market grew 6.8% on 2005 whereas Group sales contracted 2.8%. With almost 175,000 vehicles sold, the Group took 0.8% of the market. Group sales in the Asia-Africa Region accounted for 7% of Renault's worldwide sales.


2

Renault Samsung brand

In 2006 Renault Samsung Motors upped sales by 2.4% to more than 119,100 units, on the back of the brand's strong performance in South Korea, where Renault Samsung generated 97.7% of its total sales.

Renault Samsung took 12.2% (down one-tenth of a point) of the South Korean passenger car market. By completely renewing the product range between November 2004 and August 2005, Renault Samsung held onto its No. 3 spot in the Korean market:

- the SM7, released in fourth-quarter 2004, sold 17,400 units in 2006, taking 11.8% of the "Large and Luxury" segment, enabling it to remain in second place despite a 32.3% decline in sales;
- the new SM5, launched in early 2005, sold more than 71,900 units, a 16.1% increase on sales in 2005. Renault Samsung's share of the mid-segment reached 28.1%, which consolidated the brand's second place on the segment;
- the SM3 was extensively restyled in August 2005, and sales in first-half 2006 totaled almost 29,800 units, a 7.1% increase. The SM3's share of the sub-mid segment, which reached 19.2%, took Renault Samsung to second place in the segment. At end December 2006, Renault Samsung Motors exported more than 39,000 vehicles over the year, mostly for sale by Nissan under its own brand as part of the Alliance agreement.

In 2007 the Renault Samsung range will be extended with a fourth model to be released at year-end. The "cross-over" vehicle will be derived from the Koleos Concept unveiled at the Paris Motor Show in September 2006. The model will be manufactured locally at the Busan site. Half of the new vehicles produced will then be exported to Europe.

Renault brand

Sales of the Renault brand fell 13.7% to 53,000 units in the Asia-Africa Region, which negatively impacted the Group's performance in the Region.

In South Africa (including Namibia), Renault's leading market in the Asia-Africa Region, sales dropped 18.5% on 2005. This decline can be attributed to the depreciation of the rand against the euro, which prompted the Group to change its commercial policy to maintain profitability.

Renault's presence in the Asia-Africa Region will be bolstered in 2007 with the release of Logan in India in the first-half. In addition, Renault has already capitalized on its successful partnership with Mahindra & Mahindra by signing a "Memorandum of Understanding" in November 2006 that provides for a new industrial facility with production capacity of 500,000 units in the long run, shared by Mahindra & Mahindra and Renault, and a Renault powertrain plant. India is thus set to become a key driver of Renault's growth in emerging markets.

INTERNATIONAL ROLLOUT OF THE LOGAN PROGRAM

LOGAN UNIT SALES

	2006*	2005*	2004*	Total since Sept. 2004
DACIA BRAND				
France	18,794	9,798	0	28,592
Europe	28,620	20,511	2,080	51,211
Euromed	133,707	103,076	20,751	257,534
o/w Romania	96,037	88,275	20,274	204,586
o/w Morocco	12,723	2,499	0	15,222
o/w Turkey	7,352	8,317	477	16,146
Americas	417	162	0	579
Asia-Africa	2,932	1,507	2	4,441
Logan Total under the Dacia brand	**184,470**	**135,054**	**22,833**	**342,357**
RENAULT BRAND				
Euromed	49,323	7,057	0	56,380
o/w Russia	49,323	7,057	0	56,380
Americas	13,721	2,858	0	16,579
Logan Total under the Renault brand	**63,044**	**9,915**	**0**	**72,959**
LOGAN TOTAL	**247,514**	**144,969**	**22,833**	**415,316**

* *Preliminary figures.*


2

Production

The plant in Romania is the main Logan production site, supplying all countries in the France and Europe Regions, as well as Turkey, Algeria, Ukraine, the Middle East and Central Africa. The site manufactures Logan Sedan and Logan MCV and will start producing the LCV version at the beginning of 2007.

Logan is also manufactured in Russia (since April 2005), Morocco (since June 2005) and Colombia (since July 2005).

To support Logan's sales growth, the Group is ramping up production capacity. The Envigado site in Colombia added a third shift in August 2006. In Russia, the Group has decided to increase output from 60,000 to 80,000 units a year in 2007. In Romania, approximately €100 million is being invested to increase the production capacity of the Pitesti plant from 235,000 units in 2006 to 350,000 in 2008.

In the first half 2007 Logan will be manufactured in Brazil for the Brazilian and Argentine markets, then in Iran and India. In Iran, Logan will be manufactured by two local automakers, Saipa and Iran Khodro. In India, a right-hand-drive version of Logan will be produced under the agreement signed in March 2005.

Sales and marketing

In 2006 more than 247,500 Logans were sold worldwide, a 70.7% increase on 2005. Since the model was first released in Romania in September 2004, 415,300 units have been sold.

Logan is now sold in 44 countries, in 40 under the Dacia brand, which makes a strong contribution to Dacia's growth, and in 4 under the Renault brand (Russia, Colombia, Venezuela and Ecuador). Logan has been a big success in all the countries where it has been sold, including in the France and Europe Regions. Logan is enabling the Group to conquer new markets in the Euromed, Americas and Asia-Africa Regions and to build strong positions, especially in the countries where Logan is manufactured.

Romania generates 38.8% of Logan sales. This share is falling, however, as sales in other countries grow. Logan sales in the Euromed Region excluding Romania tripled in 2006. In the Americas Region, Logan sales increased by a factor of 4.5 to 14,100 units in 2006. In the France and Europe Regions, Logan sales surged 56.4% to 47,400 units and account for 19.2% of worldwide sales of the model. In Asia-Africa, Logan sales have virtually doubled to almost 3,000 units.

Expanding the range

The Logan range was extended with the release of Logan MCV (Multi Convivial Vehicle) in October 2006 in Romania and Bulgaria. Logan MCV is a station wagon that seats up to seven adults. The model will start selling in Dacia's other main European markets in early 2007.

An LCV version (Logan Van) derived from Logan MCV will be released in February 2007 in Romania and Bulgaria, followed by other countries.

The rollout of the range will continue with a pickup, a hatchback and a 4WD. The Logan range will consist of six vehicles by the end of Renault Commitment 2009.

2.1.1.2 Sales financing

PROPORTION OF NEW VEHICLE REGISTRATIONS FINANCED

In 2006 RCI Banque financed a smaller proportion of Renault, Nissan and Dacia registrations in the France and Europe Regions (33.9% versus 34.9% in 2005). RCI Banque's share was 35.3% for the Renault brand (versus 36.1% in 2005) and 28.9% for the Nissan brand (versus 30.0% in 2005).

In the Americas Region, RCI Banque's share fell to 30.4% from 36.0% in 2005, as good results in Argentina failed to offset the decline in Brazil.

RCI Banque recorded a share of 12.7% in its first year of business in South Korea, RCI's only outlet in the Asia-Africa Region.

In the Euromed Region (where Romania is the only consolidated country), RCI Banque saw its share contract sharply to 30.7%, after 33.3% in 2005.

NEW FINANCING CONTRACTS AND AVERAGE LOANS OUTSTANDING

RCI Banque generated €9.7 billion in new financing contracts excluding "card" business and personal loans in 2006 (versus €10.3 billion in 2005, a decline of 5.9%), with 946,036 new contracts in 2006, compared with 1,036,650 in 2005, a decline of 8.6%.

RCI Banque's average loans outstanding were more or less stable at €23.1 billion, down 0.1% on a like-for-like basis.

INTERNATIONAL GROWTH

As part of RCI Banque's continued international expansion, the Group added a finance business in South Korea with the start-up of a wholly-owned financing subsidiary in March 2006.

RCI Banque also stepped up its presence in Poland (taking over full ownership of the consumer finance business in June 2006, which enhances coverage of the country with 100% RCI Banque solutions) and in Romania, where it signed an agreement with Société Générale to take full ownership of the leasing subsidiary, with retroactive effect from January 1, 2006.

In 2006 RCI Banque also launched finance businesses in:

- Algeria (start-up of consumer finance for Renault and Dacia through a business agreement in December 2006);
- Colombia (start-up of RCI Servicios Colombia SA in March 2006 through a business agreement);
- Croatia (start-up of consumer business through a business agreement with ZABA in January 2006);
- Russia (consumer finance for Renault and Nissan through a business agreement with IMB, a bank in the HVB/Unicredito group).

2.1.1.3 Sales and production statistics ◇

TOTAL INDUSTRY VOLUME – REGISTRATIONS

RENAULT GROUP'S MAIN MARKETS

(in units)	2006*	2005*	% change
FRANCE REGION	2,440,582	**2,487,854**	**-1.9**
EUROPE REGION	15,317,275	**15,025,356**	**1.9**
o/w:			
Germany	3,670,280	3,521,594	4.2
Italy	2,548,446	2,455,958	3.8
UK	2,678,942	2,770,153	-3.3
Spain + Canary Islands	1,908,865	1,916,080	-0.4
Belgium + Luxembourg	641,118	594,341	7.9
Poland	277,887	271,507	2.3
FRANCE + EUROPE REGIONS	17,757,857	**17,513,210**	**1.4**
EUROMED REGION	3,675,354	**3,224,902**	**14.0**
o/w:			
Romania	288,296	251,396	14.7
Russia	1,904,669	1,563,397	21.8
Turkey	617,838	715,212	-13.6
Algeria	142,955	137 000	4.3
Morocco	84,277	64,754	30.1
AMERICAS REGION	4,559,184	**4,114,020**	**10.8**
o/w:			
Mexico	1,133,087	1,122,197	1.0
Colombia	183,616	137,213	33.8
Brazil	1,834,58[illegible]	1,623,341	13.0
Argentina	420,304	361,959	16.1
ASIA-AFRICA REGION	21,001,339	**19,655,686**	**6.8**
o/w:			
South Africa	619,786	542,670	14.2
South Korea	1,185,498	1,149,826	3.1
EUROMED + AMERICAS + ASIA-AFRICA REGIONS**	29,235,877	**26,994,608**	**8.3**

* *Preliminary figures.*

** *Excl. North America.*

RENAULT GROUP – REGISTRATIONS (REG'S) AND MARKET SHARE (MKT SH.)

SALES PERFORMANCE IN MAIN MARKETS

Cars + LCVs	2006* Reg's (In units)	2006* Mkt Sh. (As a %)	2005* Reg's (In units)	2005* Mkt Sh. (As a %)
FRANCE REGION	641,905	26.3	675,804	27.2
EUROPE REGION	1,023,424	6.7	1,147,393	7.6
o/w:				
Germany	[illegible]	4.7	185,831	5.3
Italy	[illegible]	5.6	162,663	6.6
UK	[illegible]	6.0	197,366	7.1
Spain + Canary Islands	[illegible]	10.8	238,411	12.4
Belgium + Luxembourg	56,979	10.4	68,089	11.5
Poland	22,393	8.1	22,402	8.3
FRANCE + EUROPE REGIONS	1,665,329	9.4	1,823,197	10.4
EUROMED REGION	373,724	10.2	333,983	10.4
o/w:				
Romania	[illegible]	45.6	137,248	54.6
Russia	72,484	3.8	29,148	1.9
Turkey	92,366	14.9	116,511	16.3
Algeria	25,629	17.9	20,495	15.0
Morocco	[illegible]	31.7	15,096	23.3
AMERICAS REGION	185,518	4.1	164,591	4.0
o/w:				
Mexico	20,274	1.8	24,086	2.1
Colombia	35,042	18.0	24,163	17.6
Brazil	51,682	2.8	47,528	2.9
Argentina	38,228	11.5	37,376	10.3
ASIA-AFRICA REGION	175,020	0.8	180,129	0.9
o/w:				
South Africa	15,580	2.5	19,112	3.5
South Korea	119,088	10.0	115,425	10.0
EUROMED + AMERICAS + ASIA-AFRICA REGIONS**	734,862	2.5	678,703	2.5

* *Preliminary figures.*

** *Excl. North America.*

RENAULT GROUP – REGISTRATIONS IN FRANCE +EUROPE REGIONS BY MODEL

(In units)	2006*	2005*	% change
Twingo	55,700	78,246	-28.8
Clio / Clio III	482,355	384,167	25.6
Thalia	8,260	12,884	-35.9
Modus	82,204	166,664	-50.7
Logan	47,362	30,269	56.5
Mégane / Mégane II	546,979	667,084	-18.1
Laguna	[illegible]	107,142	-27.9
Vel Satis	4,875	7,604	-35.9
Espace / Espace IV	41,359	50,531	-18.2
Kangoo	159,852	163,982	-2.5
Trafic / Trafic II	76,329	74,976	1.9
Master / Master II	73,339	68,613	6.9
Mascott** / RWD Master	[illegible]	9,852	-1.4
Other	587	1,183	-50.4
REGISTRATIONS IN FRANCE +EUROPE	1,665,329	1,823,197	-8.7

* *Preliminary figures.*

** *Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

RENAULT GROUP – REGISTRATIONS IN EUROMED, AMERICAS AND ASIA-AFRICA BY MODEL

Cars +LCVs (in units)	2006*	2005*	% change
Twingo	13,242	11,564	14.5
Clio / Clio III	90,658	78,062	16.1
Thalia / Symbol	85,327	96,223	-11.3
Modus	4,129	5,453	-24.3
Logan	200,100	114,660	74.5
Mégane / Mégane II	124,436	138,848	-10.4
Laguna	4,240	6,555	-35.3
Vel Satis	100	115	-13.0
Espace / Espace IV	289	217	33.2
SM3	31,999	30,735	4.1
SM5	72,314	62,774	15.2
SM7	17,542	25,979	-32.5
Pick-up 1300	11,746	20,568	-42.9
Kangoo	60,705	61,007	-0.5
Trafic / Trafic II	3,899	4,235	-7.9
Master / Master II	12,992	12,086	7.5
Mascott** / RWD Master	434	390	11.3
Other	115	9,232	-98.8
REGISTRATIONS IN EUROMED +AMERICAS +ASIA-AFRICA	**734,262**	**678,703**	**8.2**

* *Preliminary figures.*

** *Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

RENAULT GROUP

SALES PERFORMANCE OF MODELS BY SEGMENT IN FRANCE + EUROPE REGIONS*

	Segment	% Segment change 2006/2005	Renault's share % 2006	Renault's share % 2005	Renault's share Change (pt) 2006/2005	Rank 2006*
PASSENGER CARS						
Twingo	A	11.7	4.9	7.7	-2.8	11
Clio / Clio III	B	4.9	9.8	8.0	1.8	2
Thalia	B	4.9	0.2	0.3	-0.1	34
Modus	B	4.9	1.7	3.8	-2.1	18
Logan	B	4.9	1.1	0.7	0.3	22
Mégane / Mégane II	C	-4.9	10.7	12.5	-1.8	3
Laguna	D	-3.3	3.1	4.2	-1.1	10
Vel Satis	E1	-6.8	0.8	1.1	-0.4	16
Espace / Espace IV	MPV	0.9	14.8	18.3	-3.4	1
Kangoo	Passenger carrying vans	7.1	13.6	16.5	-2.9	3
Trafic / Trafic II / Master / Master II	Passenger carrying vans	7.1	4.5	4.3	0.2	10
LIGHT COMMERCIAL VEHICLES						
Car-derived vans						
Twingo		9.7	0.2	0.4	-0.1	37
Clio		9.7	14.3	15.1	-0.7	1
Modus		9.7	1.3	0.9	0.4	18
Mégane / Mégane II		9.7	5.4	6.1	-0.7	6
Small vans						
Kangoo		4.2	19.7	20.0	-0.3	1
Vans						
Trafic / Trafic II		0.4	6.3	6.1	0.1	7
Master / Master II		0.4	6.5	6.3	0.2	6
Mascott / RWD Master		0.4	1.0	1.0	0.0	21

* *Preliminary figures.*


2

WORLDWIDE PRODUCTION BY MODEL AND BY SEGMENT*

	2006*	2005*	% change
Logan	256,119	169,956	50.7
Solenza	-	5,694	-
Low cost segment	**256,119**	**175,650**	**45.8**
Twingo	63,448	90,674	-30.0
C44	135	-	-
Clio [1]	182,663	330,87	-44.8
Clio III	373,66	121,522	207.5
Thalia	88,116	103,164	-14.6
Modus	67,589	164,741	-59.0
A and B segments	**775,611**	**810,971**	**-4.4**
Mégane / Mégane II	653,512	801,496	-18.5
SM3	71,817	30,091	138.7
C segment	**725,329**	**831,587**	**-12.8**
Laguna II	73,065	112,365	-35.0
SM5	71,675	63,374	13.1
SM7	17,807	25,089	-29.0
Espace IV	41,432	50,521	-18.0
Vel Satis	4,683	7,609	-38.5
D, E and MPV segments	**208,662**	**258,958**	**-19.4**
Kangoo Passenger-carrying van	108,895	123,057	-11.5
Kangoo	118,217	118,667	-0.4
Trafic II [2]	-	-	-
Master II	111,199	106,703	4.2
Mascott	17,413	15,255	14.1
Pick-up 1310	11,208	19,871	-43.6
Other	52,437	55,009	-4.7
Light commercial vehicles	**310,474**	**315,505**	**-1.6**
WORLDWIDE GROUP PRODUCTION	**2,385,090**	**2,515,728**	**-5.2%**

** Production data are the number of vehicles leaving the production line. Preliminary figures.*

(1) Including 9,430 Renault branded Clio manufactured at the Nissan plant in Aguascalientes (Mexico) in FY 2006.

(2) New Trafic productions at General Motos Europe plant in Luton (UK) and at the Nissan plant in Barcelona (Spain) are not recorded as Renault production.



RENAULT GROUP'S NEW GEOGRAPHICAL ORGANIZATION – COUNTRIES IN EACH REGION

FRANCE	
	Metropolitan France
EUROPE (EXCL. FRANCE)	
	Austria, Baltic States, Belgium-Luxembourg, Bosnia, Croatia, Cyprus, Czech Republic, Denmark, Finland, Germany, Greece, Hungary, Iceland, Ireland, Italy, Kosovo, Macedonia, Malta, Montenegro, Netherlands, Norway, Poland, Portugal, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, UK
EUROMED	
Eastern Europe	Bulgaria, Moldova, Romania
Russia / CIS	Armenia, Belarus, Georgia, Kazakhstan, Russia, Ukraine
Turkey	Turkey, Turkish Cyprus
North Africa	Algeria, Morocco, Tunisia
AMERICAS	
Northern Latin America	Colombia, Costa Rica, Cuba, Ecuador, Honduras, Mexico, Nicaragua, Panama, El Salvador, Venezuela, Dominican Republic, Guadeloupe, French Guiana, Martinique
Southern Latin America	Argentina, Brazil, Bolivia, Chile, Paraguay, Peru, Uruguay
ASIA & AFRICA	
Asia Pacific	Australia, Indonesia, Japan, Malaysia, New Caledonia, New Zealand, Singapore, Tahiti, Thailand
India	
Middle East & French-speaking Africa	Saudi Arabia, Egypt, Gulf States, Jordan, Lebanon, Lybia, Pakistan, Syria + French speaking African countries
Africa & Indian Ocean	South Africa + Sub-Saharan African countries, Indian Ocean islands
Korea	
Iran	
China	Hong Kong, Taiwan
Israel	

2.1.2 Comments on the financial results

Group revenues totaled €41,528 million, down 0.8% year-on-year on a consistent basis.

Operating margin in 2006 was €1,063 million, or 2.56% of revenues, versus €1,323 million, or 3.20% of revenues in 2005. ✦

Automobile contributed €571 million to operating margin, or 1.4% of revenues, compared with 2.2% in 2005. This decline is attributable mainly to weaker sales on the fiercely competitive European market, a higher-than-expected increase in raw materials prices, the costs of transition to the Euro 4 emission standard, which were not passed on to selling prices, and increased manufacturing costs related to lower absorption of fixed costs. The operating margin target was met mainly through cost-cutting efforts – purchasing costs were reduced by 4% not counting the impact of raw materials, and administrative expenses were cut by 3% – and through progress in Regions outside Europe.

Sales Financing (RCI Banque) contributed €492 million to Group operating margin, a €27 million increase.

Renault reported a profit of €2.3 billion from its share in the income of associated companies, i.e. Nissan and AB Volvo, and net income reached €2.9 billion.

The net financial debt of Automobile rose €162 million to €2,414 million. With a ratio of net financial debt to Group shareholders' equity of 11.4% (against 11.5% at end-December 2005), the company's balance sheet is very healthy. Automobile generated free cash flow[5] of €94 million in 2006.

(5) Free cash flow = self financing capacity less property, plant, equipment and intangibles net of sales, including the variation in working capital requirements.

2.1.2.1 Consolidated income statements

Group revenues came to €41,528 million, down 0.8% on a consistent basis compared with the same period in 2005.

DIVISIONAL CONTRIBUTION TO GROUP REVENUES ✦

(€ million)	2006 reported			2005, 2006 scope			% chg 2006/2005			2005 reported
	H1	H2	Full year	H1	H2	Full year	H1	H2	Full year	Full year
Automobile	20,560	19,045	39,605	20,520	19,403	39,923	0.2	-1.8	-0.8	39,458
Sales Financing	987	936	1,923	950	971	1,921	3.9	-3.6	0.1	1,880
TOTAL	21,547	19,981	41,528	21,470	20,374	41,844	0.4	-1.9	-0.8	41,338

Although the revenue contribution from Sales Financing (RCI Banque) was level with 2005, the contribution from Automobile was down 0.8% on a consistent basis, to €39,605 million, as a result of two trends:

- with several key products in the range scheduled for replacement in 2007, the revenue contribution from the France and Europe Regions fell 4.2%. Ongoing implementation of the selective commercial policy also played a part;
- the contribution from the other Regions – Euromed, Americas and Asia-Africa – was up 2.3%, chiefly on volume growth driven by the Group's three brands.

Sales of powertrains and built-up vehicles to partners made a positive contribution of 1.1%.

Group operating margin came to €1,063 million in 2006, or 2.56% of revenues, compared with 3.20% in 2005.

DIVISIONAL CONTRIBUTION TO GROUP OPERATING MARGIN

(€ million)	H1 2006	H2 2006	Year 2006	Year 2005	Chg
Automobile	323	248	571	858	-287
% of revenues	*1.6%*	*1.3%*	*1.4%*	*2.2%*	
Sales Financing	269	223	492	465	27
% of revenues	*27.3%*	*23.8%*	*25.6%*	*24.7%*	
TOTAL	592	471	1,063	1,323	-260
% of revenues	*2.75%*	*2.36%*	*2.56%*	*3.20%*	

Sales Financing contributed €492 million to Group operating margin, or 25.6% of its revenues, versus €465 million in 2005. Average loan outstandings held steady and risk-related costs improved relative to 2005.

Automobile contributed €571 million (1.4% of revenues), versus €858 million (2.2% of revenues) in 2005.

This decline can be attributed to:

- lower Group sales on the fiercely competitive European market. In 2006, however, Renault stepped up its selective commercial policy, designed to help the Group gradually scale back its presence in the least profitable sales channels and so take fuller advantage of new product releases;
- a higher-than-expected increase in raw materials prices;
- the costs of transition to the Euro 4 emission standard, which were not passed on to selling prices;
- increased manufacturing costs as lower output by European plants made it harder to absorb fixed costs.

The operating margin target was met, in line with Renault Commitment 2009. This outcome was mainly attributable to cost-cutting efforts (purchasing costs were reduced by 4% not counting the impact of raw materials, and administrative expenses were cut by 3%, positive evolution of warranty-related costs) and progress in regions outside Europe.

Research and Development expenses amounted to €2,400 million in 2006, €136 million higher than in 2005 and equivalent to 5.8% of revenues, versus 5.5% in 2005.

This increase is linked to development of the future product line-up under Renault Commitment 2009, i.e. 26 products over the period covered by the Plan, and relates chiefly, as in the first half, to capitalized expenses.

Capitalized R&D expenses reached €1,091 million, up €258 million, or 45.5% of the total compared with 36.8% in 2005. Amortization totaled €654 million.

Overall, R&D expenses recorded in the income statement amounted to €1,963 million, or 4.7% of Group revenues, compared with €2,034 million, or 4.9% of revenues, in 2005.

✦ Global Reporting Initiative (GRI) Directives

RENAULT GROUP – R&D EXPENSES*

(€ million)	H1 2006	H2 2006	Year 2006	Year 2005
R&D expenses	1,227	1,173	2,400	2,264
% of revenues	*5.7%*	*5.9%*	*5.8%*	*5.5%*
Capitalized development expenses	-543	-548	-1,091	-833
% of R&D expenses	*44.3%*	*46.7%*	*45.5%*	*36.8%*
Amortization	337	317	654	603
R&D EXPENSES RECORDED IN THE INCOME STATEMENT	1,021	942	1,963	2,034
% of revenues	*4.7%*	*4.7%*	*4.7%*	*4.9%*

* *All R&D expenses are incurred by Automobile.*

Other operating income and expenses showed a net charge of €186 million, compared with net income of €191 million in 2005 (including Renault's €150 million capital gain from the sale of its stake in Nissan Diesel).

In 2006, this item essentially comprised:

- €241 million in restructuring and workforce adjustment costs and provisions, mainly concentrated in Spain (compared with €109 million in 2005);
- capital gains amounting to €109 million, versus €148 million in 2005, on the sale of land in France and Spain.

After recognizing this item, Group operating income came out at €877 million, versus €1,514 million in 2005.

Net financial income/expense showed income of €61 million, compared with a charge of €327 million in 2005:

- Automobile's net debt service amounted to €19 million, compared with €57 million in 2005. Despite a slight increase in average indebtedness over the period, the Group continued to optimize its debt service through efficient management of financial assets and liabilities;
- the Group made a profit of €135 million on the sale of Scania securities in second-half 2006;
- the fair value change in Renault SA redeemable shares had a negative impact of €31 million in 2006, compared with a negative impact of €271 million in 2005.

Renault booked a profit of €2,260 million from its share in the net income of associated companies in 2006:

- Nissan's contribution to Renault's earnings in 2006 was €1,789 million, compared with €1,825 million in 2005 (excluding non-recurring income of €82 million in 2006, compared with €450 million in 2005);
- AB Volvo, which owned 4.9% of its own shares in 2006, taking Renault's investment to 21.8%, contributed a positive €384 million in 2006, versus €308 million in 2005.

Current and deferred taxes in 2006 amounted to a net charge of €255 million, compared with €331 million in 2005. The effective tax rate (before the impact of income from associated companies) was 27% in 2006, compared with 28% in 2005.

Net income was €2,943 million, compared with €3,453 million in 2005.

After neutralizing treasury stock and Renault shares held by Nissan, earnings per share came to €11.17, versus €13.19 in 2005.

2.1.2.2 Investments and future-related costs

Net capital expenditure by Automobile came to €3,585 million in 2006 (including €1,091 million in capitalized R&D expenses), compared with €2,879 million in 2005 (including €833 million in capitalized R&D).

TANGIBLE AND INTANGIBLE INVESTMENTS NET OF DISPOSALS, BY DIVISION

(€ million)	Year 2006	Year 2005
Tangible investments	3,340	2,903
Intangible investments	1,129	876
o/w capitalized R&D	1,091	833
o/w other intangible investments	38	43
Total acquisitions	4,469	3,779
Disposal gains	-884	-900
Total Automobile	3,585	**2,879**
Total Sales Financing	-93	**66**
TOTAL GROUP	3,492	**2,945**

In 2006, Automobile capital expenditure was directed primarily at renewing products and components and upgrading facilities.

In Europe, range-related investments accounted for 53% of total gross outlays. Funds were allocated chiefly to the next Laguna and also to the Twingo renewal program.

International investments accounted for 31% of the total gross spend. Funds were assigned to industrial production of Logan in Brazil, a new version of Logan in Romania, and the Renault Samsung Motors range.

The main non product-related investments were in quality, working conditions and the environment, as in 2005.

RENAULT GROUP - FUTURE-RELATED COSTS

(€ million)	Year 2006	Year 2005
Capital expenditure, net of disposals	3,492	2,945
Capitalized development expenses	-1,091	-833
Leased vehicles (net of disposals)	-181	-293
Net industrial and commercial investments(1)	**2,220**	**1,819**
% of revenues	*5.3%*	*4.4%*
R&D expenses(2)	**2,400**	**2,264**
% of revenues	*5.8%*	*5.5%*
Future-related costs(1)+(2)	**4,620**	**4,083**
% of revenues	*11.1%*	*9.9%*

2.1.2.3 Automobile debt

The net financial debt of Automobile increased by €162 million in 2006, reaching €2,414 million at December 31, 2006, compared with €2,252 million at December 31, 2005. The following items contributed to this outcome:

- cash flow contracted by €215 million compared with 2005 to €3,890 million and included €602 million in dividends from associated companies (compared with €516 million in 2005), of which:
  - €431 million from Nissan,
  - €158 million from AB Volvo;
- net capital expenditure amounted to €3,585 million, compared with €2,879 million at end-2005;
- the working capital surplus was down €346 million at December 31, 2006 on a decline in trade payables linked to the slower pace of activity in Europe while, at the same time, vehicle and parts inventories contracted;
- the €135 million capital gain on the sale of Scania securities.

Consequently, Automobile generated €94 million in free cash flow.

The dividend payout was €681 million (compared with €554 million in 2005), including €664 million paid by Renault SA.

Automobile's net financial debt also improved as a result of translation gains, including €530 million in connection with yen-denominated debt.

The net financial debt of Automobile operations was equivalent to 11.4% of shareholders' equity at December 31, 2006, compared with 11.5% at December 31, 2005.

AUTOMOBILE - NET FINANCIAL DEBT

(€ million)	Dec. 31, 2006	Dec. 31, 2005
Non-current financial liabilities	5,159	5,634
Current financial liabilities	4,423	3,289
Non-current financial assets - other securities, loans and derivatives on financing operations	-527	-477
Current financial assets	-1,678	-1,917
Cash and cash equivalents	-4,963	-4,277
NET FINANCIAL DEBT	**2,414**	**2,252**

2.1.2.4 Shareholders' equity ◆

In 2006 shareholders' equity grew by €1,540 million to €21,201 million at December 31, 2006, versus €19,661 million at December 31, 2005.

The main reasons for the increase were:

- recognition of €2,943 million in net income for 2006;
- the impact of a €617 million dividend payout by Renault, or €2.40 per share, for 2005, given Renault's equity interest in Nissan and treasury stock;
- a €825 million decline in translation adjustments, mainly related to the indirect impact of Nissan, net of yen hedging;
- a €58 million increase in the financial instrument revaluation reserve (cash flow hedges and available-for-sale financial instruments);
- a reduction in the number of treasury shares (2.70% of Renault's capital at December 31, 2006, compared with 3.35% at December 31, 2005) which lifted shareholders' equity by €83 million.

2.1.3 Financial Information on the Alliance

The purpose of the financial data in this section is twofold: to broadly quantify the economic significance of the Renault-Nissan Alliance through key performance indicators, and to make it easier to compare the assets and liabilities of the two Groups. The data of both Groups comply with the accounting standards applied by Renault in 2006.

The characteristics of the Alliance mean, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the statutory auditors.

The information concerning Renault is based on the consolidated figures released at December 31, 2006, while the information concerning Nissan is based on the restated consolidated figures prepared for the purposes of the Renault consolidation, covering the period from January 1 to December 31, 2006 whereas Nissan's financial year-end is March 31.



2.1.3.1 Key performance indicators

The preparation of the key performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts and rebates;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonise the presentation of the main income statement items;
- restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions of 1999 and 2002 are included.

2006 REVENUES

(€ million)	Renault	Nissan(1)	Intercompany eliminations	Alliance
Sales of goods and services	40,097	59,245	-2,780	96,562
Sales financing revenues	1,431	4,517	-	5,948
Revenues	41,528	63,762	-2,780	102,510

(1) Converted at the average exchange rate for 2006: EUR 1 = JPY 146.1.

The Alliance's intercompany business mainly consists of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's 2006 results.

The operating margin, the operating income and the net income of the Alliance in 2006 are as follows:

(€ million)	Operating margin	Operating income	Net income(2)
Renault	1,063	877	1,072
Nissan(1)	5,139	5,529	4,259
ALLIANCE	**6,202**	**6,406**	**5,331**

(1) Converted at the average exchange rate for 2006: EUR 1 = JPY 146.1.

(2) Renault's net income is adjusted to exclude Nissan's contribution and Nissan's net income is similarly adjusted to exclude Renault's contribution.

Intercompany transactions impacting the indicators are minor and have therefore not been eliminated.

For the Alliance, the operating margin is equivalent to 6.1% of revenues.

In 2006, the Alliance's research and development expenses, after capitalization and amortization, are as follows:

(€ million)	
Renault	1,963
Nissan	2,297
ALLIANCE	**4,260**

2.1.3.2 Balance sheet indicators

CONDENSED RENAULT AND NISSAN BALANCE SHEETS

RENAULT AT DECEMBER 31, 2006

ASSETS	*(€ million)*
Intangible assets	3,422
Property, plant and equipment	13,166
Investments in associates (excluding Alliance)	2,228
Deferred tax assets	238
Inventories	5,314
Sales financing receivables	20,360
Automobile receivables	2,102
Other assets	5,211
Cash and cash equivalents	6,010
Total assets excluding investment in Nissan	**58,051**
Investment in Nissan	10,715
TOTAL ASSETS	**68,766**

SHAREHOLDERS' EQUITY AND LIABILITIES	*(€ million)*
Shareholders' equity	21,201
Deferred tax liabilities	251
Provisions for pension and other long-term employee benefit obligations	942
Financial liabilities of Automobile	8,874
Financial liabilities of Sales Financing and Sales Financing debts	21,483
Other liabilities	16,015
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68,766**


2

NISSAN AT DECEMBER 31, 2006

ASSETS	(€ million)[1]
Intangible assets	4,400
Property, plant and equipment	32,800
Investments in associates (excluding Alliance)	96
Deferred tax assets	183
Inventories	7,397
Sales financing receivables	23,083
Automobile receivables	3,524
Other assets	5,484
Cash and cash equivalents	2,472
Total assets excluding investment in Renault	**79,439**
Investment in Renault	1,799
TOTAL ASSETS	**81,238**

(1) Converted at the closing rate for 2006: EUR 1 = JPY 156.9.

SHAREHOLDERS' EQUITY AND LIABILITIES	(€ million)[1]
Shareholders' equity	26,694
Deferred tax liabilities	2,151
Provisions for pension and other long-term employee benefit obligations	2,346
Financial liabilities of Automobile	3,458
Financial liabilities of Sales Financing and Sales Financing debts	31,345
Other liabilities	15,244
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**81,238**

(1) Converted at the closing rate for 2006: EUR 1 = JPY 156.9.

The values shown for Nissan assets and liabilities reflect restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalisation of development expenses, and pension-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both Groups.

Nissan's restated balance sheet includes the securitised items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Purchases of property, plant and equipment by both Alliance groups for 2006, excluding leased vehicles, amount to:

(€ million)	
Renault	2,378
Nissan	3,254
ALLIANCE	**5,632**

Based on the best available information, Renault estimates that the impact of full consolidation of Nissan on its shareholders' equity calculated under current accounting policies would result in:

- a maximum 5-10% decrease in shareholders' equity – Group share;
- a € 15 billion increase in shareholders' equity – minority interests' share.

2.1.4 Outlook ✦

Group sales will begin to grow again in 2007.

In Europe, where the market outlook is stable, Renault will pursue its selective commercial policy. First-half 2007 will resemble 2006. In the second half, the Group will benefit from the launches of the future Twingo and Laguna.

Outside Europe, the production start-up and market launch of Logan in Brazil, Iran and India in Spring 2007 will contribute to sales growth. The Renault group will continue to strengthen its commercial structures in a number of countries to pave the way for new products. In addition, a cross-over will be launched in South Korea at the end of the year.

Overall, the Renault group's worldwide sales will increase slightly in 2007. Most of the growth will occur in the second half-year, which will see the beginning of Renault's product offensive with three launches at end-2007 and more than ten in 2008.

Yearly milestones for profitability were set in July 2006 to achieve the 2009 commitment of 6% operating margin. Renault has confirmed the milestone of 3% operating margin in 2007. This figure is the average for what will be a varied year, with the first half slightly lower than 2006 and the second half marked by an increase.

✦ Global Reporting Initiative (GRI) Directives

2.2 Research and development

2.2.1 Introduction

The Automobile activity invests heavily in research and development to renew and broaden the range and provide the best standards of service to customers.

R&D spending also aims to address the challenges facing the automotive industry, notably with regard to road safety and environmental issues to which Renault is deeply committed.

RESEARCH AND DEVELOPMENT EXPENDITURE (2006 SCOPE)

Under IFRS	2006	2005	2004	2003
R&D expenditure (€ million)	2,400	2,264	1,961	1,737
Group revenues (€ million)	41,528	41,338	40,292	35,535
R&D spend ratio	5.80%	5.50%	4.90%	4.90%
R&D headcount	[illegible]	12,939	12,352	11,929
Renault patents	933	895	765	532

All R&D expenditure is incurred by Automobile.

2.2.2 R&D and Renault Commitment 2009

R&D activities can be broken down into two main categories:

- research, which involves preparing and introducing innovative features for new vehicles;
- design, development and manufacture of vehicles and powertrain subsystems in accordance with quality, cost and delivery time criteria.

Renault pursues its innovation policy in two ways:

- developing innovations on the basis of customer value – the innovations incorporated into vehicles must deliver obvious value-added to the customer;
- developing innovations that can be used extensively across the vehicle range.

The Renault [T] ("square T") technology plan, launched in 2005, consists in preparing, analyzing, prioritizing and scaling research and advanced technology activities so that they are consistent with the strategic priorities of Renault Commitment 2009 in three main areas:

- safety;
- CO_2 and the environment ✧;
- traveling comfort.

2.2.2.1 Safety

RENAULT COMMITMENT 2009

One of the commitments is to continue innovating in road safety in order to maintain Renault's position as the leader in Europe in this field.

Safety is a top priority for the entire company. In 2006 Renault was the only carmaker with eight models that scored the top 5-star rating in Euro NCAP tests. Renault's people-centered approach to road safety involves drivers, passengers and other road users. It is based on real-life accident research and detailed studies of driver behavior. Renault is also working on active and passive safety.

See Chapter 3.3.4 – The challenges of road safety.

2.2.2.2 The environment

RENAULT COMMITMENT 2009 ✧

To be one of the top three carmakers in terms of cutting CO_2 emissions.

By 2008:

- sell one million vehicles emitting less than 140 g/km of CO_2;
- of which one third emit less than 120 g/km of CO_2.



In biofuels, by 2009:

- gasoline vehicles: 50% of vehicles compatible with 80% ethanol mixes;
- diesel vehicles: 100% of vehicles compatible with 30% diester mixes.

When it comes to fuel consumption and CO_2 emissions, Renault is already one of the three top-performing manufacturers in Europe. The aim of the Renault Commitment 2009 ambitions is to maintain this position.

See Chapter 3.2 Environmental performance.

2.2.2.3 Traveling comfort

To ensure a truly pleasurable traveling experience for all its customers, Renault continually strives to improve:

- acoustic performance, by reducing all exterior and interior sources of noise (engine noise and vibrations, tire noise, bodywork resonance, etc.);
- climate control: air conditioning;
- visibility and feeling of space;
- comfort and ergonomics, by developing a simple, intuitive user interface.

Renault's experts continually fine-tune vehicle features and optimize performance in all these areas.

Renault's focus on traveling comfort was highlighted at the 2006 Paris Motor Show in the shape of a user interface demonstrator and two concept cars: Twingo Concept and Koleos Concept.

Aimed at a young, active, and music-loving clientele, Twingo Concept offers high-spec equipment focused on a multimedia environment. The dashboard is fitted with USB ports, I-Pod connectors, a Nokia Smartphone, a computer with a retractable screen, and a mixing deck. The technology-rich steering wheel is used to control the various mobile appliances and is equipped with a Bluetooth microphone for e-conferencing. The simple and efficient layout, developed using the "Touch Design" approach, means that the controls are easy to intuit.

Koleos Concept is a show car with a robust, sporty appearance typical of a 4x4 and a level of comfort and on-board features reminiscent of a cross-over.

Koleos combines high technology and on-board comfort. The bright, airy passenger compartment with its glass roof features a number of sporty touches, like back-lit speedometer and a translucent central fascia. A number of functions designed for off-road use are available, including a navigation screen crammed with useful information, such as atmospheric pressure, direction, altitude, gradient. The intuitive controls reflect the principles of the "Touch Design" approach: simplified ergonomics, steering-wheel mounted controls and paddles shaped to fit the driver's hand.

Although very different, both concept cars embody Renault's research into useful technologies that make a real contribution to traveling comfort.

2.2.3 2006 R&D highlights

Renault's R&D projects culminate in the launch of new products, from complete vehicles to powertrain subsystems.

A number of Phase 2 vehicles – Espace, Scénic, Mégane, Trafic and Master – were launched in 2006.

In Phase 2, a vehicle evolves in order to meet customer demand more effectively and to increase everyday driving pleasure.

For example, improvements have been made in Scénic II to the adjustment and maneuvering of the seats. The new air conditioning system is quieter and heats or cools the vehicle more quickly.

Phase 2 Scénic and Espace are now both equipped with the high-tech Carminat Navigation and Communication system that combines GPS navigation, a sound system, Bluetooth hands-free telephone controls and a 6.5-inch 16/9 screen. Scénic is the only vehicle in its category equipped with a system of this kind.

2006 also saw the launch of some major powertrain systems:

- the new M4R 2.0-liter petrol engine, jointly developed by Renault and Nissan as part of the Alliance, and the unveiling of the 100 hp TCE in Twingo Concept at the Paris Motor Show;
- the 150 hp 2-liter M9R dCi engine with a particulate filter was coupled with the new AJ0 six-speed automatic gearbox;
- the fifth injector was launched on the particulate filter of the K9K powerplant;
- B30 biodiesel versions of Trafic and Master were launched in Europe using technology marketed by Renault in Brazil. An E85 bioethanol-compatible version of Mégane will be launched in 2007. Renault will then become one of the few carmakers that propose a dual offering of biofuel-powered vehicles in Europe.

The 1,997 cc, 4-cylinder, 16-valve M4R engine developed by the Alliance is Euro4-compliant and offers unequalled driving pleasure and acoustic comfort. The engine's split cooling system limits fuel consumption by reducing friction. A light aluminum cylinder block and extensive use of plastics also help to reduce consumption by limiting the weight of the engine.

In Clio III, the M4R is coupled to the TL4 manual gearbox, the first manual transmission developed jointly by Renault and Nissan. The M4R engine and the TL4 gearbox constitute the first complete powertrain to be built entirely by the Alliance. Not only is this powertrain very quiet; it also offers the best fuel consumption available in the 125-150 hp segment.

Another highlight of 2006 was the twinning of the 2-liter M9R dCi engine with the AJO gearbox. This brand new, top-end six-speed automatic unit, which consumes just 7 liters/100 km, was launched for the first time in the 2.0 dCi version of New Scénic. Special attention was paid to noise reduction.


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The innovative particulate filter fitted with a fifth injector on the exhaust system was unveiled at the Geneva Motor Show. This filter is available on the 85 and 105 hp versions of the 1.5-liter dCi diesel engine. The additional injector enables the particulate filter to regenerate itself at any time, even when the vehicle is stationary and the engine is idling. This ingenious solution is protected by a number of patents.

Responding directly to customer demand, Renault has extended its range of fuel-economical engines with low emission levels, thus making a direct contribution to Renault Commitment 2009.

2.2.4 R&D for more competitive engineering

2.2.4.1 Key equipment

Equipment such as simulators, test benches and wind tunnels, plays an essential role in a vehicle manufacturer's design process. These systems contribute to robust design while cutting development times. Renault has some of Europe's most advanced facilities.

In 2006 Renault's Materials Engineering Department inaugurated the only catapult of its kind in the world. The catapult can be used to conduct high- and low-energy deformation tests on demonstrators with simple geometry and on real parts. This tool makes a genuine contribution to engineering performance by allowing design engineers to improve their calculation models and to observe the laws of materials behavior.

Also in 2006 a building specially designed to study the electromagnetic compatibility of vehicles – the CEM unit – was inaugurated at the Aubevoye Technical Center. As the use of on-board electronics spreads, the building will serve three purposes: to check the immunity of vehicles to exterior electromagnetic interference, to test the waves emitted by vehicles, and to measure the radiation performance of radio antenna. The CEM unit is equipped with outstanding measuring equipment designed to test each of these points.

2.2.4.2 Research partnerships

In 2006 Renault took part in 96 cooperative research programs subsidized by France or the European Union. All the programs make it possible to share research costs and take inventiveness to new heights.

These projects focus on the three main priorities of the group's R&D policy.

Some examples:

SAFETY

The Psycho 2 project, launched together with PSA and the Ministry of Research by the end of 2003, announced its conclusions in April 2006. The purpose of the project was to look into psychological (attention, motivation, emotion), social and cultural factors and to identify any elements that have a significant impact on behavior, values and rule observance among motorists at the wheel of a vehicle and interacting with the environment.

The Psycho 2 program included seven projects focusing on three main topics:

- representation and usage; the impact of new technologies on driver behavior;
- psychological and physiological regulation of attention and vigilance affecting drivers' behavior;
- the psychological, social and cultural dimensions of driver behavior.

ENERGY AND THE ENVIRONMENT

Renault is an active member of the Alliance for Synthetic Fuels in Europe (ASFE), formed in March 2006 in Brussels. The purpose of AFSE, which includes leading groups from the energy and automotive industries (DaimlerChrysler, Renault, Royal Dutch Shell, Sasol Chevron and Volkswagen AG), is to make a joint effort to reduce the environmental impact of road transport by improving the energy performance of vehicles and developing cleaner fuels. ASFE is promoting the strategic contribution that synthetic fuels can make to addressing the energy and environmental challenges now facing the Group.

TRAVELING COMFORT / VEHICLE SPECIFICATIONS

The "Harmonie" project, launched in 2004 and completed in 2006, concentrated on noise levels of vehicles and engines. Twenty working groups from the engineering division took part in the project to gain a better command of acoustic R&D processes. The aim is to remain competitive and make the development process quicker, cheaper and more efficient. The findings of the project will be applied to products in 2007.


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2.3 Risk management ✦

The Renault group makes every effort to control the risks inherent in its activities and ambitions, namely operational risk, financial risk and legal risk. These have been described in Chapter 1.2 Risk Factors. The present Chapter 2.3 details the main risks and the company's strategies to reduce the likelihood and severity of such incidents. However, as the Group expands internationally, enters new partnerships, and becomes more IT-dependent – and as new malicious behaviors emerge – existing risks are aggravated and new ones created. These factors can increase the severity of potential crises and the damage they may cause.

Risk management, an inevitability for any global industrial corporation, needs to be reinforced and made proactive. It is therefore an integral part of Renault group's operational management procedures.

There are two levels of responsibility in the present organization:

- at corporate level: the Risk Management Department provides methods and an all-encompassing vision to identify and prevent major risks, in particular by monitoring them with risk-mapping techniques and implementing preventative measures in high-risk areas;
- in all entities involved in business-critical processes, the competencies and the experts capable of identifying, prioritizing and supplying risk mitigation solutions are identified.

2.3.1 Operational risk

2.3.1.1 Geographical risk

RISK FACTORS

The Group has industrial and/or commercial operations in countries outside Europe[6], notably South Korea, Romania, Brazil, Argentina, Turkey, Colombia, Chile, Russia, Morocco, Iran and India. Group sales outside Europe account for 30% of global sales. One of the three targets of Renault Commitment 2009 is to increase group sales by 800,000 units between 2005 and 2009, with more than 550,000 being sold outside Europe. The share of sales generated outside Europe is therefore expected to rise to nearly 40% by 2009. The risk monitoring system has been reconfigured to support this sharp increase in vehicle sales.

The Group's activities in these countries carry various risks, most commonly GDP volatility, economic and political instability, new regulations, payment collection problems, labor unrest, sharp fluctuations in interest and exchange rates, and foreign exchange controls.

MANAGEMENT PROCEDURES

Renault's industrial and commercial investments outside Europe are geographically diversified, making it possible to pool the portfolio of risks at company level, particularly through a worldwide short-term policy with Coface, the export credit insurance agency. Patterns of GDP growth and solvency vary from one region of activity to another and are often counter-cyclical.

Industrial risk

The decision to set up industrial bases in countries outside Europe was taken as part of a growth strategy that factors the risks of instability into an overall industrial approach.

The Group also seeks to continually increase local content in its emerging-country production units. The aim is to make these units more competitive in their local markets and to use their capacity more efficiently, exporting to other areas when domestic markets falter and where exchange rate changes improve the price competitiveness of products outside the country.

Commercial risk

The Group hedges all financial flows arising from commercial activities in emerging countries. The two main hedging instruments used are bank guarantees (Standby Letters of Credit from leading banks) and short-term export credit guarantees (global/commercial/political cover from Coface).

ACTIONS AND IMPROVEMENTS

Country risk premium

Geographical risks are taken into account by demanding a higher rate of return from any new investment project in an emerging country. The risk premium added to the standard rate of return is determined from financial market and macroeconomic indicators and revised periodically.

Short-term liquidity risk

A trend indicator is used to monitor risk, including liquidity risk, in the countries where the Group operates. By tracking this indicator, the Group can adjust its financing policy in the light of changes to the situation in each country and available macroeconomic data.

(6) "Outside Europe" means in the three regions of Euromed, Asia-Africa and Americas, defined by Renault on January 1, 2006 as part of its new geographical organization steered by the Regional Management Committees.



Intra-group financial flows

To support its global growth, the Group has designed a radial financial scheme and "hub and spoke" invoicing system. It thus centralizes its financial-risk management activities and can use a single hedging procedure on competitive terms. The industrial subsidiaries sell their export production to Renault SAS, which on-sells it to the importing subsidiaries and independent importers by granting them supplier credit. The parent company manages the risks associated with this credit.

RISK MANAGEMENT AND THE REGIONAL MANAGEMENT COMMITTEES

Overall country risk is also monitored by the Regional Management Committees, which may ask for the general rule to be waived. These waivers must be approved by the Group Executive Committee.

2.3.1.2 Product quality risk

RISK FACTORS

Developments in the automotive industry are characterized by the emergence of systems with increasingly sophisticated technologies. This applies not just to active safety (power steering and braking, etc.) and passive safety (restraint systems, etc.) but to most of the systems used in modern automobiles.

This trend is reflected in the rapid increase in automated systems commanded by onboard electronics. Significantly, drivers now have less and less direct responsibility for operating these systems.

MANAGEMENT PROCEDURES

When a new vehicle is designed, Renault sets up a system to identify, assess and control risks created by the equipment it installs:

- this system includes a specific organization for controlling risks, defining and ensuring compliance with standards, and methods and tools for operational safety;
- it extends to the phases of manufacturing, turning the vehicle over to the customer, maintenance–repair and end-of-life.

The incident handling system has also been improved through:

- faster detection of incidents so that they can be brought to the attention of the appropriate functional experts as quickly as possible;
- closer proximity between the incident-detection and impact-analysis functions, thereby improving conditions for making assessments and taking corrective measures;
- formal rules for dealing with incidents and recall campaigns.

The Vigilance Committee, chaired by the Quality Department, sees that measures for detecting, preventing and handling incidents are properly carried out.

Renault has set up an organization to limit the number of incident-exposed vehicles. The severity and safety impact of incidents are assessed and the risk is dealt with as quickly as possible, notably in the event of a recall campaign.

The organization with regard to regulations has also been improved in order to be more efficient in:

- identifying new regulations that must be taken into account right from the design phase;
- ensuring that products comply with regulations.

ACTIONS AND IMPROVEMENTS

Renault has developed new quality and operational safety initiatives for its products.

It has joined with other carmakers and government authorities in an effort to find common standards for defining and assessing risks.

In addition to existing measures, Renault has taken the following actions to reduce users' exposure to product risk:

- defining undesirable customer incidents likely to endanger user safety and identifying reasonably foreseeable use that may expose users to danger;
- ensuring that engineering departments apply this list of undesirable customer incidents to the physical objects and logical systems that could cause such danger-exposure incidents;
- defining a set of best practices (shared with PSA) to be used in all areas of the company, starting with engineering departments;
- continuing to deploy awareness-raising and training programs in general product safety and operational safety throughout the company;
- improving risk control practices and standards on a continuous basis throughout the product life cycle.

Renault has set up a system for responding to customer incidents:

- Renault uses various indicators, including a media watch, customer platform and customer satisfaction surveys, to detect the first customer incidents rapidly;
- a technical analysis of incidents is performed and documented in order to decide on a preventive or corrective response;
- customer satisfaction is also taken into account in the process of continuous product improvement.

2.3.1.3 Supplier risk

RISK FACTORS

The principal risk factors are related to:

- suppliers' financial situation;
- supplier compliance with regulations and sustainable development obligations;
- the quality and long-term dependability of deliveries.



MANAGEMENT PROCEDURES

Suppliers' financial soundness is reviewed on the basis of two key criteria:

- a rating system based on an analysis of the suppliers' annual report;
- dependence on Renault.

If a supplier is rated negatively on any financial criteria, it is monitored at monthly meetings by the Supplier Risks Committee, which is made up of members of the Purchasing Department Management Committee, the Financial Department, and the Legal Affairs Department.

The following points are regularly examined via operating performance reviews: engineering excellence, ability to respond to demand in terms of volume, quality, costs and delivery times, and suitability of logistics.

Suppliers' capacity to deliver the projected volumes of parts to plants is continually audited using the Group's "capacity benchmarking" process.

The supplier risk to Renault's image related to sustainable development is controlled mainly by:

- the inclusion of a «filter» in the supplier selection, sourcing and performance review processes;
- corrective action is taken if a supplier falls below an acceptable level.

ACTIONS AND IMPROVEMENTS

Purchasing process

In 2006 the following new actions concerning suppliers were taken:

- in the area of labor relations, suppliers were asked for a formal commitment to the principles of the Renault Declaration of Employees' Fundamental Rights (including elimination of child labor, elimination of forced labor, and compliance with the work, health and safety conditions described in the Group Working Conditions Policy). Suppliers of 80% of goods purchased committed to the declaration in 2005 and all Group suppliers in 2006;
- in the area of the environment, preparations began with suppliers in 2005 to meet the deadlines set by the European directives on the substitution of heavy metals. In 2006 the suppliers concerned started using substitutes so that Group vehicles would no longer contain Chrome 6 as of January 1, 2007.

Controls

In 2006 the first two levels of controls (human and labor rights and the environment) were introduced, based on:

- self-assessment;
- controls performed by quality auditors from the Quality Department of the Purchasing Department and external audits.

The resulting data will be used to schedule on-site inspections that will be performed by an external organization in 2007.

2.3.1.4 Production risks

RISK FACTORS

The Group's exposure to industrial risk is potentially significant because its industrial operations are highly concentrated and its plants are interdependent. An active, formal prevention policy covering personal safety and property security is applied at all production plants.

MANAGEMENT PROCEDURES

Between 1990 and 2000 the Group endeavored to reduce the risks of fire, explosion and machine breakdown. Priority in this effort was given to plants manufacturing powertrain systems and to vehicle assembly plants. By 2000 most of the existing plants had obtained the Highly Protected Risk rating, an international standard for quality.

Since 2000, risks related to natural disasters such as storms, flooding, typhoons and earthquakes have been incorporated into the prevention policy.

The prevention policy is supported by a small team of experts at headquarters who set the standards for worldwide application and keep the risk analysis up to date. The experts at headquarters are supported at each plant by local teams organized in a network. Every year, four insurance companies chosen for their expertise in specific areas verify the application of prevention and protection rules at each site, which they also help upgrade.

ACTIONS AND IMPROVEMENTS

At end-2005, the Manufacturing Committee was tasked with examining specific risks of all kinds twice a year.

The Group has a high level of industrial risk prevention, and Renault Commitment 2009 provides for continuous improvement.

2.3.1.5 Environmental risk

RISK FACTORS

Apart from the systems and policies to reduce the environmental impact of Renault vehicles in the design, manufacture, operation and recycling phases (see Chapter 3.2 Environmental Performance), environmental risk at Renault is comprised of three aspects:

- environmental impact of malfunctions in its plants;
- harm to individuals (personnel and people living near the plants);
- pollution of soil and groundwater due to past activities.

MANAGEMENT PROCEDURES

Environmental risks

Renault has no high-risk facilities. Nevertheless, it has put in place a dedicated management system for preventing of environmental risks. A central team of experts coordinates the tasks performed under the system. Techniques and structures for identifying risks, quantifying their impact, organizing prevention and protection and defining control and management methods are implemented at all sites.

Methods and tools have been defined for every stage of environmental risk management: vulnerability studies, risk identification, choice of prevention and/or protection solutions, management and training procedures, and control and verification audit grid.

Remediation of soil pollution due to past activity

Since France adopted a nation-wide policy on industrial soil and site pollution in 1994, Renault has participated actively in efforts coordinated by the Ministry of the Environment. The methodology applied in France consists of a hierarchical and progressive approach to risks: a Simplified Risk Assessment followed, if necessary, by a Detailed Analysis and a Detailed Risk Assessment. It can then be decided, on a case-by-case basis, whether to remediate the risk areas concerned or to place them under surveillance. This method has been applied to all Renault's industrial sites worldwide.

Through this proactive approach, Renault is aware of the exposure of all body assembly and powertrain plants, has identified pollution sources by type of pollutant and by type of activity, and has the associated risks under control. Based on this in-depth analysis, appropriate clean-up techniques and technical solutions are optimized, depending on the type of impacts to be controlled or the uses envisaged for the sites concerned. The knowledge acquired during this analysis phase has enabled Renault to identify the facilities exposed to risk and to draw up a specific risk prevention plan applicable to all Group sites.

Environmental audits of purchase and sale agreements

An environmental assessment is carried out before industrial and commercial businesses or property are acquired or sold. These audits are performed in accordance with an international procedure, comprised of:

- a pre-audit;
- a phase 1 audit on the legal conformity of present and former activities given the hydro-geological conditions and the potential environmental impact of those activities;
- a phase 2 audit involving analysis of soils and groundwater.

ACTIONS AND IMPROVEMENTS

Measures to reinforce the prevention of environmental risk have been upgraded continually since the beginning of 2005. It is integrated in the Renault Production Way through the management of chemical products and wastes at workstations and more generally in each site's Environment and Risk Master Plan.

To meet performance and regulatory-compliance objectives, a self-assessment tool has been developed and was introduced at all production plants in 2005 and 2006.

In November, the French Ministry of the Environment and Sustainable Development awarded Renault the 2006 Entreprises & Environnement prize in the "Environmental Management for Sustainable Development" category. ✦

At December 31, 2006 the Group had €81 million in provisions for the enforcement of environmental regulations. The main aim of these provisions is to pay for the rehabilitation of land at Boulogne and to meet the cost of end-of-life vehicles.

2.3.1.6 Insuring operational risks

At the Renault group, insurance for operational risks has three facets:

- high-impact low-probability risks are transferred to the insurance and reinsurance markets;
- common risks that are statistically known and financially coverable are provisioned by the Group, unless there is a legal requirement to insure them;
- the Group negotiates global insurance policies that provide Group-wide cover.

The majority of the Group's entities are covered by these global insurance policies. Their ceilings are high – up to €1.5 billion. Deductibles – which must be paid by the Group before the insurance companies pay for any loss – are also high. The highest deductible amount is €24 million per claim. Some risks, such as defects covered by the manufacturer's warranty and recall campaigns, are not covered by insurance.

The reason for keeping deductibles high include the Group's consistent policy of prevention, the fact that there have been no major claims in recent years, and a desire to make each risk-bearing sector more accountable. No major change to Renault's insurance strategy is planned for 2007.

2.3.1.7 IT risk

RENAULT'S PREVENTION POLICY

Renault depends on the orderly operation of its IT systems. Most of the Group's functions and processes rely on the software tools and technical infrastructure connecting its sites.

The main risks dealt with by the Group are:

- interruption of IT services, regardless of the cause;
- confidentiality and integrity of data.

The Information Systems Safety and Security Department, in the Information Technologies and Systems Department (DTSI), is leading the program to reduce IT risks and implement the IT security policy.



MANAGEMENT PROCEDURES

Risks are controlled through:

- definition and promotion of IT security standards and procedures in line with international best practices (standards like ISO 27001, security benchmarks and indicators);
- support for the Group's IT projects and developments to ensure that appropriate security mechanisms are adopted (classification of security needs);
- a monitoring program, submitted for approval to senior management, the departments using IS, the Corporate Audit Department and the Group Risk Management Department; IT audit missions conducted by the IT Department or independently by the Corporate Audit Department;
- an IT Risk Committee, organized by the IT Department with the support of the Risk Management Department and chaired by the Executive Vice President, IT.

ACTIONS AND IMPROVEMENTS

IT security operations conducted in 2006 for the roll-out of Renault Commitment 2009 included:

- under the security policy defined jointly with Nissan, extending the rules on secure data exchange to partners and new Renault subsidiaries to support the Group's international growth;
- with the departments using IT, implementing a method for selecting security measures commensurate with the new targets of profitable growth and operational excellence (the Business Line Managers for IT Security are involved in the classification of security needs);
- raising Group users' awareness (via a security e-learning module) of their rights and obligations in terms of IT security;
- rationalizing the security and emergency strategies of the Group's main IT centers.

Projects planned for 2007 will continue these efforts and further develop the existing systems.

2.3.1.8 Distribution risk

RISK FACTORS

The type of risks to which Renault is exposed depends on the type of product distribution channel involved:

- at commercial import subsidiaries, the main risks are related to the use of sales and marketing resources;
- at its own distribution subsidiaries, grouped under the umbrella of REAGROUP, Renault's risks are primarily related to decentralization and the diversity of these entities;
- the financial situation of dealership networks is also a source of risk.

Another risk related to the Group's commercial activities is customer default.

MANAGEMENT PROCEDURES

Import subsidiaries

Central and local systems and procedures have been set up to enable the Group's import subsidiaries to control costs and the financial assistance paid to the network.

Independent auditors perform inspections in some countries to ensure that dealerships can substantiate the assistance they receive.

In 2006 an annual self-assessment on internal control was set up with a standard format designed jointly with the Group Audit Department.

European distribution subsidiaries (REAGROUP)

Internal control at the Group's distribution subsidiaries (REAGROUP) is based on a set of standards and procedures. Annual self-assessments carried out using the Internal Control Quality tools were extended to all countries at end-2006.

These tools were developed in collaboration with the Corporate Audit Department. Use of the self-assessments is checked regularly by auditors from the Audit Department or by specialized audit firms from outside the Group.

Dealership network

Renault and RCI Banque (RCI) jointly monitor the financial situation of dealerships in countries where RCI is present. A rating system is used to prevent and limit the risk of default or outstanding accounts. In other countries, Renault sets up a credit monitoring system.

Risk committees meet each month in countries where RCI operates. In other countries, particularly in Central Europe, a Risk Supervision committee meets at head office every four months to examine monthly operating reports on the network's financial situation and on payment receivables.

Default risk is transferred to RCI in geographical regions where it relies on ad hoc bodies to bear risk from the network and individual customers. If RCI cannot cover this risk, Renault bears it directly.

ACTIONS AND IMPROVEMENTS

On the basis of the risks mapped in 2004, REAGROUP has designed multi-year action plans for the main risks identified. These include risks arising from measures called for under distribution regulations and those related to the increasing technical skills required in aftersales service.

Renault decided to set up a Credit Management Unit. The unit's main tasks are to optimize management of customer receivables in Automobile, to determine risk limits for each entity, to set targets for each entity and to implement and monitor performance indicators.

The Group Parts and Accessories Department, which is responsible for the commercial management of the distribution of spare parts and accessories to all Renault entities, set up an action program based on the risk maps drawn up in 2004. The action plans are focused on preparing Renault and the network to cope with new regulations, employee security issues, and the risk of a disruption in supply to the network because of an IT failure. A special risk committee monitors these actions regularly.



2.3.2 Financial risk

2.3.2.1 General framework for controlling financial risk

Market risk management at Automobile mainly concerns the Central Cash Management Department of Renault SA, Renault Finance, and Société Financière et Foncière (SFF), the main activities of which are described in paragraph 1.1.3.1 of the Registration Document.

Sales Financing (RCI Banque) manages the market risk on its activities. Securities trades executed by companies in the RCI Banque group are intended solely to hedge away the risks related to the financing of the sales and inventories of the distribution networks for Renault group brands. Most of these transactions are made by the trading room of RCI Banque, which plays a pivotal role in refinancing the RCI Banque group.

Monitoring and control tools exist for each entity and, where necessary, at the consolidated Renault group level. The results of these controls are reported on a monthly basis.

For each entity, financial risks are monitored at three levels:

- first-level control: self-monitoring by line personnel and formalized monitoring by each business line manager;
- second-level control: carried out by internal auditors under the authority of the chief executive of the entity;
- third-level control: carried out by the control bodies (Renault Internal Audit or external firms commissioned by it). The third-level control organizations make a critical, independent analysis of the quality of the control system. The Statutory Auditors also contribute an analysis under the terms of their assignment.

Furthermore, because SFF and RCI Banque are chartered as credit institutions, they are required to implement special internal control systems that meet the requirements of the French banking regulator.

FOREIGN EXCHANGE RISK

Automobile

Automobile is naturally exposed to foreign exchange risk in the course of its industrial and commercial activities. Foreign exchange risk on these activities is monitored through Renault's Central Cash Management and Financing Department. Almost all foreign-exchange transactions are executed by Renault Finance. Exchange rate fluctuations may have an impact in five areas:

- operating margin;
- financial results;
- share in the net income of associated companies;
- shareholders' equity;
- net financial debt.

Impact on operating margin: Operating margin is subject to changes caused by exchange rate fluctuations. Currency hedges must be formally authorized by the Finance Department or senior management. Once the hedges have been put in place, reports must be submitted to senior management on the results. The main hedge in 2006 covered net commercial cash flows in sterling and was terminated in December 2006.

Based on the structure of its results and operating cash flows in 2006, the Group estimates that a 1% appreciation of the euro against all other currencies would have had a negative impact of €30 million (excluding hedges, if any). In 2006 the Group's exposures were to the pound sterling and the Korean won. Under the same assumptions, a 1% rise in the euro against sterling has a negative impact of €16 million on operating margin.

Impact on financial results: Investments by Automobile subsidiaries are mainly financed through equity contributions. In principle, other financing requirements are met in local currency by Renault SA. Financing flows in foreign currencies handled by Renault SA are hedged in the same currencies, thereby ensuring that exchange rate fluctuations do not distort the financial results.

If local circumstances preclude refinancing by Renault SA, the subsidiary may tap external funding sources. External financing in non-local currencies is performed under the parent company's strict supervision. Where cash surpluses are reported in weak-currency countries, and not centralized at the parent company, deposits are made in the local currency or in a stronger currency, under the strict control of the Group's Finance Department.

Renault Finance may engage in foreign-exchange transactions for its own account within strictly defined risk limits. Foreign-exchange positions are monitored and marked to market in real time. Such proprietary transactions are intended chiefly to maintain the Group's expertise on the financial markets and are managed so as to avoid material impacts on Renault's consolidated financial statements.

All of the Group's foreign-exchange risk exposures are aggregated and are included in a monthly report.

Impact on share in the net income of associated companies: On the basis of their contribution to 2006 results, a 1% rise in the euro against the Japanese yen or the Swedish krona would have lessened Nissan's contribution to Renault's income by €19 million and Volvo's contribution to Renault's income by €4 million, all other things being equal.

Impact on shareholders' equity: Equity investments in currencies other than the euro are not usually hedged. This may lead to translation adjustments, which are accounted for by the Group as shareholders' equity. However, the size of the Nissan investment was such that Nissan's shareholders' equity in yen has been covered by a specific foreign exchange hedge, in an amount of ¥780 billion at December 31, 2006 with maturities out to 2012. The nature and amount of each transaction are given in note 13-G of the notes to the consolidated financial statements.

Impact on net financial debt: As mentioned above, a portion of Renault financial debt is denominated in yen so as to cover part of the investment in Nissan. A 1% increase in the euro against the yen would result in a €49 million reduction in Automobile's net financial debt.


2

Sales Financing

The consolidated foreign exchange position of RCI Banque has always been very small. No foreign-exchange positions are permitted in connection with refinancing activity: RCI Banque's trading room systematically hedges all the cash flows concerned.

Sales Financing subsidiaries are required to refinance in their domestic currencies and therefore have no foreign exchange exposure.

However, there may be residual or temporary forex positions related to timing differences in funds flows, which are inevitable when managing a multi-currency cash position. Any such positions are monitored daily and hedged systematically. The foreign exchange position on December 31, 2006, was €1.4 million.

INTEREST-RATE RISK

Automobile

Interest rate risk can be assessed on the basis of debt and financial investments and the payment terms set out in the indenture (fixed or variable rate). Detailed information on these debts is given in note 24 of the notes to the Consolidated Financial Statements.

For Automobile, the interest rate risk management policy is based on two principles: long-term investments are financed at fixed interest rates while liquidity reserves are built up at floating rates. Further, yen-denominated financing to hedge Nissan's shareholders' equity is taken out at fixed rates for periods ranging from 1 month to 7 years.

Automobile's financial liabilities totaled €9,582 million on December 31, 2006. After stripping out derivatives, €4,972 million of that debt is yen-based (¥780 billion), consisting either of yen-denominated paper (samurai bonds, EMTNs) or synthetic debt (euro loans swapped for yen).

As far as possible, Renault SA centralizes the free cash flow of Automobile, investing it exclusively in euro. Under its cash investment policy, Automobile held €4,963 million in cash equivalents (mutual funds and other securities) at December 31, 2006. These assets meet strict investment safety standards such as principal guarantees, zero foreign exchange risk and liquidity risk.

Renault Finance also trades for its own account in interest-rate instruments within strictly defined risk limits. These positions are monitored and marked to market in real time. This activity carries very little risk and has no material impact on the Group's results.

Sales Financing

The Renault group's exposure to interest rate risk is concentrated mainly in the Sales Financing business of RCI Banque and its subsidiaries.

Interest rate risk is monitored on a daily basis by measuring sensitivity for each currency, management entity and asset portfolio. The entire RCI Banque group uses a single set of methods to ensure that interest rate risk is measured in a standard manner across the entire scope of consolidation.

The portfolio of commercial assets is monitored daily on the basis of sensitivity and is hedged systematically. Each subsidiary aims to hedge its entire interest rate risk in order to protect its trading margin. However, a slight degree of latitude is permitted in risk hedging, reflecting the difficulty of adjusting the borrowing structure to exactly match the structure of customer loans.

RCI Banque's consolidated exposure to interest rate risk over 2006 shows that sensitivity, i.e., the risk of a rise or fall in the Group's results caused by a 100-basis point rise or fall in interest rates, was limited.

RCI BANQUE: DAILY SENSIVITY TO INTEREST RATE MOVEMENTS (2006)


(in € million)
14
sensitivy limit
12
10
8
6
4
2
0
Dec. 05
Jan. 06
Feb. 06
March 06
April 06
May 06
June 06
July 06
Aug. 06
Sept. 06
Oct. 06
Nov. 06
Dec. 06

See note 26 of the notes to the Consolidated Financial Statements for details of consolidated off-balance-sheet commitments in financial instruments and by type of activity.

COUNTERPARTY RISK

The Group is exposed to counterparty risk in its financial-market and banking transactions, in its management of foreign exchange and interest rate risk, and in the management of payment flows. It works with banking counterparties of the highest caliber and is not subject to any material concentration of risk.

Management of counterparty risk at the Group's entities is closely coordinated and uses a rating system based mainly on counterparties' long-term credit rating and the level of their shareholders' equity. This system is used by all companies of the Renault group that are exposed to counterparty risk.

Some Group companies have significant exposure to counterparty risk owing to the nature of their business. These companies are subject to daily checks to ensure they comply with authorized limits, in accordance with precise internal control procedures.

The Group has introduced a consolidated monthly reporting system that encompasses all its counterparties, organized by credit rating. These reports give a detailed analysis of compliance with limits in terms of amount, term and type, as well as a list of the main exposures.

LIQUIDITY RISK

The Group must always have sufficient financial resources not just to finance the day-to-day running of the business and the investments needed for future expansion but also to cope with any extraordinary events that may arise.



GROUP ISSUANCE PROGRAMS AND RATINGS AT DECEMBER 31, 2006

Issuer	Program[1]	Market	Ceiling (million)	S&P	Moody's	Fitch	R&I	JCR
Renault SA	Billets de Trésorerie	Euro	EUR 1,500	A2	P2			
Renault SA		Euro	EUR 7,000	BBB+	Baa1	BBB+		
Renault SA	Shelf documentation	Yen	JPY 150,000				A	A
RCI Banque	Euro CP	Euro	EUR 2,000	A2	P2	F2	a1	
RCI Banque	EMTN	Euro	EUR 12,000	A-	A3	A-	A	
RCI Banque	CD	French	EUR 4,000	A2	P2	F2		
RCI Banque	BMTN	French	EUR 2,000	A-	A3	A-		
Diac	CD	French	EUR 1,500	A2	P2	F2		
Diac	BMTN	French	EUR 1,500	A-	A3	A-		
RCI Banque	CP	U.S.	USD 1,000	A2	P2	F2		
RCI Banque + Overlease + Renault AutoFin (RCI guarantee)	CP	Belgian	EUR 500	A2	P2	F2		

(1) EMTN: Euro Medium Term Note – CP: Commercial Paper, CD: Certificate of Deposit, BMTN: Negotiable Medium Term Note.

Automobile

Renault SA raises most of the refinancing for Automobile in the capital markets mainly through long-term financial instruments (bond issuance, private placement), thereby providing Automobile with a minimum level of cash reserves at all times.

To diversify its sources of long-term financing, Renault SA increased its presence in the domestic Japanese bond market by issuing five Samurai bonds since 2001. In December 2006 Renault SA launched a new ¥50 billion samurai bond. On December 31, 2006 the maturity schedule of these issues was spread across a spectrum ranging from one to seven years. Renault SA has specific simplified documentation for domestic Japanese issues with a maximum amount available of ¥150 billion until September 2007. Renault SA's EMTN program was updated in June 2006, retaining a maximum amount available of €7 billion.

MATURITY SCHEDULE FOR RENAULT SA BONDS AND EQUIVALENT DEBT AT DECEMBER 31, 2006[1]


(in € million)
1,500
1,200
900
600
300
0
734
555
1,334
929
369
64
500
98
2007
2008
2009
2010
2011
2012
2013
2014

(1) Nominal amounts marked to market at December 31, 2006.

Furthermore, Renault SA benefits from confirmed renewable credit lines with banking institutions for a total amount of €4.5 billion with maturities extending to 2011. These credits are not intended to be a permanent and significant source of cash. They are partly intended as back-up lines for the issuance of short-term commercial paper.

The contractual documentation on these confirmed lines of credit contains no clauses that could affect the raising or continued supply of credit following a change in the rating of Renault.

Sales Financing

RCI Banque maintains secure sources of funding at all times in order to maintain its business. To that end, the company has adopted stringent internal guidelines. At end-2006 RCI Banque had the following resources to meet its objectives: €5,378 billion in unused confirmed lines of bank credit and well-diversified short-term and medium-term issuance programs (bond issues and short-term and medium-term debt securities).

RCI Banque has also operated a securitization program since 2002 that enables the entire RCI Banque group to diversify its financial resources and broaden its investor base. In this program, assets of a French or foreign subsidiary are transferred to a local special-purpose vehicle (SPV). The entire pool of loans in a business segment meeting eligibility criteria is transferred on a continuous basis to the SPV. The portfolio is then partly financed by medium-term securities subscribed by investors in the European market. The difference between the transferred portfolio and the amount of the medium-term debt securities is financed by short-term private placement. In view of the characteristics of these transactions, and in accordance with the Group's accounting rules, these securitized receivables are still recorded as assets in the consolidated balance sheet.

The first securitization program, carried out in 2002, involved €1.6 billion of consumer loans made by Diac, a French subsidiary of the RCI Banque group. That transaction was redeemed in 2006 and followed up with a re-issue in October in a portfolio that also included balloon contracts.

The €1.4 billion customer-loan securitization program launched in 2003 by RNC, an Italian subsidiary of RCI Banque, is being redeemed, and a re-issue is planned for 2007.

In early 2005 RCI Banque also securitized the dealership loans on the balance sheet of Cogera, the French subsidiary that handles financing for the Renault and Nissan dealership network. Although such transactions are used in the U.S. market, this one, worth €850 million, was a first in


2

Europe, where no dealership loans had ever before been securitized with public issues of securities.

MATURITY SCHEDULE FOR RCI BANQUE BONDS AND EQUIVALENT DEBT AT DECEMBER 31, 2006


(in € million)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,084
2,681
1,462
1,284
71
25
271
2007
2008
2009
2010
2011
2012
2015

RATING

Renault SA's ratings were confirmed in 2006 (Moody's Baa1, S&P Fitch BBB+ outlook stable).

With respect to Sales Financing, after confirmation in 2005 of the single-A rating by Standard & Poor's, Fitch raised the long-term rating of RCI Banque from BBB+ to A-.

COMMODITY RISK

Renault's Purchasing Department may hedge commodity risk by means of financial instruments. Hedging is limited to purchases by the Purchasing Department of Renault and the Renault-Nissan Purchasing Organization for Renault projects in Europe. These hedges are linked to the physical purchasing operations carried out to meet plant needs.

In 2006 the commodity hedging program applied to certain purchases of copper, aluminum and platinum. At end 2006 all hedging positions were adjusted to neutralize any impact on post-2006 results.

The Group relies on Renault Finance to execute these hedging transactions in the markets. Renault Finance tracks the metals markets, and it marks all its hedging instruments to market on a daily basis. As the Alliance's dealing room, Renault Finance has extended this trading and monitoring activity to meet the needs of the Nissan group.

These transactions are authorized by senior management, with limits in terms of volume, maturity, and price thresholds. They are covered in monthly reports that detail hedge performance and the performance of hedged items. Commodity hedge decisions are made by an ad hoc steering committee, co-chaired by the Chief Financial Officer and the Executive Vice President, Purchasing, which meets quarterly.

2.3.3 RCI Banque customer and network risk

Risks linked to customer loan quality are assessed using a scoring system and monitored according to customer segment, i.e. consumer, enterprise or dealer.

The procedures for granting loans to individual and corporate customers are based on credit-scoring systems and searches of external databases. Disputes are managed on a case-by-case basis, in accordance with a strict set of procedures that comply with the regulatory requirements set down by banking supervisors. The aim of these procedures is to recover quickly the outstanding sums or the vehicles, either amicably or through the courts. The RCI Banque group's target for the retail cost of risk is 0.69% of outstandings.

Financing is granted to the network on the basis of an internal rating system that takes into account the financial position of dealers. A policy of standardizing the rules for network risk (notably as regards provisioning) has been in place for several years. This has made it possible to strengthen the monitoring and provisioning of risk. The retail cost of risk has taken account of the new European regulation on car distribution as well as the downturn in the economic situation.

RCI BANQUE: TOTAL LOSSES ON CUSTOMER FINANCINGS


(% of total average loans outstanding)
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.53
0.41
0.39
0.48
0.54
0.52
0.78
0.68
0.54
0.72
0.61
1996
1997
1998
1999
2000
2001
2002
2003
2004 IFRS
2005 IFRS
2006 IFRS



2.3.4 Legal risks

2.3.4.1 Description of the internal control process

From the legal standpoint, internal control is based on two main guidelines:

- responsive reporting, which relies on the networking and meshing of the legal function within the Renault group via a dual system of line and staff reporting. Attorneys are selected on the basis of qualitative criteria and cost/delivery ratios. The enforcement of these selection criteria is reviewed annually;
- the precautionary principle, which stems from two factors ✦:
  - each member of the legal function has a highly developed sense of responsibility and is used to working on a collaborative, cross-functional and ethical basis at all times,
  - legal teams are brought in at a very early stage for major cases and play a proactive role in solving subsequent disputes.

2.3.4.2 Granting of licenses for industrial property rights

The Group may use patents held by third parties under licensing agreements negotiated with such parties.

Each year, Renault s.a.s. files several hundred patents (see Chapter 2.2, Research and Development), some of which are included in fee-paying licenses granted to third parties.

As part of the sale of Renault V.I. to Volvo, Renault granted a license to use the Renault brand name to the Volvo group in a contract signed on January 2, 2001 regarding commercial vehicles (3.5 tons and over). This is a perpetual worldwide license used by the Volvo group at its own risk.

Furthermore, under an agreement signed on August 5, 2000 Samsung granted Renault Samsung Motors a worldwide non-exclusive license to use the Samsung brand name on the vehicles that it assembles and manufactures in South Korea. This license initially runs until 2010, but may be renewed by an amendment.

On September 14, 2004 the European Commission issued recommendations for amending Directive 98/71 concerning the protection of designs and models. These recommendations call for the abrogation of protection of spare parts under design law. If the European Parliament and the Council of Ministers adopted these recommendations, the new law would come into effect two years later. The sale of copies of spare parts after that date could have a negative impact on the earnings of the Group, given that it currently generates 1.5% of revenues from the sale of so-called captive parts, which are protected under design law.

2.3.5 Other risks

2.3.5.1 Off-balance-sheet commitments

The main commitments concern guarantees and endorsements granted by the Group in the normal course of business, as well as savings plans in Argentina. Off-balance-sheet commitments are discussed in note 31 of the notes to the Consolidated Financial Statement. To the knowledge of senior management, no material off-balance-sheet commitments have been omitted.

2.3.5.2 Risks linked to pension commitments

Renault operates in countries where, in general, pension systems are publicly run.

Renault's commitments in this respect consist primarily of retirement compensation, as specified in note 20 of the notes to the Consolidated Financial Statements. These commitments are rarely funded and therefore are sensitive only to changes in the parameters used to calculate them (labor factors, interest rates), which are not very volatile in the countries where Renault operates.

2.3.5.3 Tax and customs risks

The Group is regularly subject to tax inspections in France and in the countries in which it carries on its business. Valid demands for tax arrears are booked via provisions. Disputed demands are taken into account on a case-by-case basis according to estimates that build in the risk that the disputed demands may not be overturned even though the Group's actions and appeals are well-founded.



2.3.6 Disputes

In general, all known legal disputes in which Renault or Group companies are involved are examined at year-end. After seeking the opinion of the appropriate advisors, the Group sets up the provisions deemed necessary to cover the estimated risk.

In the normal course of its business, the Group is involved in various legal proceedings connected with the use of its products. At present, Renault estimates that none of these actions is likely to materially affect its assets, financial position, activities or earnings.



Sustainable development



RENAULT


3

3.1 Employee-relations performance

The Group's HR policy pursues the targets set out in Renault Commitment 2009. Results are therefore assessed and measured, in the same way as for other policies.

The policy has three main strands:

- motivate the men and women who work for the Group through continuous efforts by management to develop a strong sense of motivation and through a clear and efficient system that rewards individual performance;
- develop the performance of Group organizations, directly – by cutting costs – and indirectly – by improving levels of performance. Cost reductions are measured through the ratios of HR expenditure to the number of employees managed. Performance is measured through the support provided for international projects that extend the reach of Group brands, through the increasingly international dimension of human resources, and also through skills development, standardized processes and employee initiatives;
- share Group values, an objective that is particularly important given the rapid global expansion of the Renault group and its involvement with increasingly diverse cultures. This process requires increased emphasis on the factors of cohesion, mutual understanding and working conditions.

3.1.1 Motivating the men and women who work for the Group

3.1.1.1 Management Quality

Quality of management is one of the key to the success of Renault Commitment 2009. The Group's performance depends on a managerial organization geared to rapid international expansion and on management's capacity to set clear, achievable targets (explained so that employees understand their impact on overall performance) that can be monitored.

UPDATING CORPORATE MANAGEMENT TRAINING COURSES

Corporate training refers to the general courses run by the Group mainly for managers. These courses are designed to ensure that all employees share the same corporate culture covering not only the strategic vision and values of the company but also its working methods and organization. These training programs are organized at different stages of managers' careers, i.e. when they are first hired, when they have acquired some experience and when they are seasoned. The measures also apply to clerical, technical and supervisory staff, not just when they join the Group but also when they are on track for internal promotion.

Master plan for managerial training

The structure and content of management training practices will be upgraded in 2007 to reflect the findings of the personnel survey aimed at improving management quality and enhancing employee commitment (see section below). The training master plan will make a distinction between corporate, business-line, Region and project-oriented programs. Training syllabuses must be refocused on the application of management fundamentals (the common core syllabus) and on priority strategies for improving individual performance (i.e. identifying and dealing with non-performance, cross-functionality, customer- and profit-focus).

3C Seminar (senior executives)

The 3C seminar has been consolidated and organized around the theme of management. A total of 85 people followed this program, which lasted eight days and was divided into three periods:

- period 1: the fundamentals of management at Renault;
- period 2: midway session, meetings with executive vice presidents, preparation in working groups of presentations of Group entities, accelerated cross-functionality;
- period 3: company strategy.

Seminars for management teams and high-potential executives

These seminars, held in prestigious international environments, involved debate and discussion of present and future trends. Sixty people attended the courses and were able to hone their skills, especially in areas of finance and management related directly to their business.

Creation of a seminar for "key contributors"

This seminar was created to help key contributors become more effective leaders, choose and recommend methodologies, implement goals, act transparently, and get results.

Tested on a group of 30 executives in November 2006, the seminar concentrated on three goals:

- professional: to gain a better understanding of market dynamics and the extent of global competition;
- personal: to identify and develop individual working processes that deliver performance;
- cultural: to grasp the opportunities of a multicultural environment, i.e. how to create and manage multiculturalism.

TAKING ACTION

Corporate training courses

In 2006, corporate training courses concerned:

- 360 managers and 330 non-managerial staff for training courses aimed at new recruits. Training courses for managers included internships in production and sales along with a seminar on Group strategy, an introduction to project management and a module devoted to management fundamentals;
- 350 young managers and 240 experienced managers with, in both cases, at least one-third of participants from Group sites outside France;
- 84 non-managerial for a seminar titled "Convaincre et Agir" (act and convince);
- 350 experienced managers as part of a specially designed program.

Coaching

To help managers improve practices, individual and collective "coaching" sessions were organized for management committees seeking to enhance their managerial qualities. The development of cooperation skills and the management of complex situations were addressed in management workshops.

Survey on Commitment and Management Quality

A full 87% of personnel took part in a survey carried out by an international research institute and designed to gauge commitment and management quality. The results were published in in-house journals and posted on the intranet in December 2006.

Workshops were set up to utilize the findings, intended for the Human Resources function. The workshops proposed the four-phase PDCA Cycle (Plan, Do, Check, Act): taking ownership of the results, preparing an action plan, implementing the plan, and assessing its effectiveness.

The survey results were then benchmarked against various national and international standards. This enabled Renault to identify areas for improvement and draw up collective progress plans for each site, division, subsidiary and country. These will be implemented as from January 2007 in order to improve management quality and enhance employee commitment.

The survey will be repeated with the Group's entire workforce everywhere in the world in an effort to measure progress to date.

3.1.1.2. Assessment and recognition

ASSESSMENT: A REVISED FORMAT FOR THE ANNUAL PERFORMANCE AND DEVELOPMENT REVIEW ✦

At Renault the annual performance and development review is a unique opportunity for employees and their immediate managers to communicate and dialogue together.

One of the keys to good management lies in management's ability to give each employee a clear and objective assessment of his or her performance. The format of the annual performance and development review was thoroughly revised in 2006 in order to support the implementation of Renault Commitment 2009 and to focus the entire Group on the targets to be reached and individual contributions to the project's success.

The review now includes a purposely limited number of targets (four or five), coupled with measurable indicators. The assessment of each employee's performance will focus on whether and how these targets are achieved (i.e. professional skills, behavior in the workplace, and managerial qualities for executive-level staff).

If the review concludes that an employee's performance is sub-standard, a program of improvement will be put in place with his or her agreement.

REMUNERATION

Changes to remuneration

At Renault s.a.s., management and staff representatives signed a pay agreement on February 20, 2006 that included an overall pay increase for production and non-managerial staff of 3.65% for 2006 (annual inflation totaled 1.51% at end December – excluding tobacco). These measures include an overall pay rise of 1.6%, individual awards and promotions of 1.5%, a 0.2% seniority-related rise and the inclusion of a 0.35% annual bonus in basic pay.

At international level, the policy is to respect market-wide standards.

The subject of senior executives' pay is addressed in Chapter 4.4.1 Corporate governance.

Performance bonuses

A new system of performance bonuses for senior managers, directly linked to their success in meeting targets, was put in place in 2006, and will apply to results in 2007.

Profit-sharing ✦

At Renault s.a.s., the company is developing a profit-sharing policy consisting of two separate components: a share in the profits and a bonus related to the performance of each site. The subsidiaries have also signed profit-sharing agreements.

Over the past five years, profit-sharing and performance-related bonuses at Renault s.a.s. have totaled the following amounts:

Year	Total in million €
2002	149.75
2003	182.63
2004	236.64
2005	217.59
2006	210.08[1]

(1) Including profit-sharing bonuses on the financial results of FY 2006 of €174.2 million and 2006 performance-related bonuses of €35.88 million.



A new profit-sharing agreement – the seventh since 1987 – was signed for 2005, 2006 and 2007. The same base is applied to all categories of personnel for calculating individual entitlements, with a minimum gross annual level of remuneration (€25,604 in 2006).

Profit-sharing payments are equivalent to 6% of Renault's consolidated net income, after correction of any extraordinary factors relating to Nissan and after deduction of minority interests.

EMPLOYEE STOCK OWNERSHIP

In France, Renault operates a voluntary company savings plan composed of four employee savings funds open to all subsidiaries that were more than 50% owned at June 26, 2006. Employees can make top-up payments into these funds, which are invested in accordance with socially responsible standards, approved by the Associated Employee Savings Committee.

The company also has three profit-sharing funds invested in the company's shares (Renault share, ISIN code FR0000131906) used in the last three employee-only share issues. The portfolio of shares managed to socially responsible investment standards is selected on the basis of the criteria that generally apply in this field: employment policy, working conditions, respect for pollution standards, corporate governance. ✦

In December 2006 the French State distributed the bonus shares from the 2003 stock ownership plan, thus giving employees 3.80% of Renault's capital (employee savings fund and nominative), compared with 3.61% previously.

In 2006 total payments into Renault's company savings scheme totaled €49 million (down 6% on 2005), of which 91% in the form of discretionary bonus transfers. The total value of the company savings plan at December 31, 2006 stood at €790 million.

The following data relate to the Group:

Fund	Breakdown of company investment funds	No. of investors at December 31, 2006	Assets in € million	Performance in 2006 (%)
Actions Renault[1][4]	Almost 100% Renault shares	44,132	430.9	30.68
Actions Renault 2003[1]	Almost 100% Renault shares	22,121	127.7	30.66
Renault Shares[2]	Almost 100% Renault shares	12,986	177.5	30.63
Renault Italia[3]	Almost 100% Renault shares	203	1.9	30.63
ISR Performance	100% European shares	4,576	22.9	14.9
Renault Équilibre[4]	50% French/foreign equities	12,644	130.7	8.75
Renault Prudence[4]	95% diversified bonds	9,999	71.5	2.44
Fructi-Sécurité[4]	100% money market	1,656	6.2	2.69

(1) "Actions Renault" savings fund for French tax residents.

(2) "Renault Shares" savings fund for tax residents outside France and Italy.

(3) "Renault Italia" savings fund for Italian tax residents.

(4) Fund to which top-up payments can be made throughout the year.

Renault received the 2006 prize for employee stock ownership at the Actionaria show in Paris (France) on November 17. Organized by the newspaper *La Tribune*, Synerfil and the Federation of Employee Share-holding Associations (FAS), the prize is aimed at CAC 40 and SBF 250- listed companies that promote employee stock ownership. Particular emphasis is placed on the role of employee shareholders and their involvement in corporate governance. Companies were assessed on the basis of 67 questions split into four topics ✦:

- employee shareholders' involvement in corporate governance;
- governance of employee stock ownership funds;
- training and organization of investor relations for employee shareholders;
- the company and the development of employee stock ownership.



3.1.2. Contributing to Group performance

3.1.2.1 Personnel

RENAULT GROUP WORKFORCE ✦

At December 31, 2006 the breakdown of Renault's workforce was as follows (excluding employees concerned by the CASA early retirement program).

GROUP WORKFORCE BY ACTIVITY AT DECEMBER 31, 2006 ✦

	2006[1]	2005	2004	% change 2006/2005
Automobile	125,827	123,527	121,088	1.9
Sales Financing	3,066	3,057	3,189	0.3
TOTAL	**128,893[2]**	**126,584[2]**	**124,277**	**1.8**

(1) Changes in the scope of consolidation had an impact on 3,031 employees in 2006. They concerned companies consolidated in 2006:
- *Automobile: 2,878;*
- *Sales Financing: 153.*

(2) On a like-for-like basis, Renault's workforce totaled 125,862, down 722 people at December 31, 2006.

GROUP WORKFORCE BY GEOGRAPHICAL REGION

	Workforce	% of Group total	% blue collar	% women
France	68,057	52.8	40.0	15.4
Europe (excluding France)	25,523	19.8	48.9	19.2
Euromed	21,880	17	67.8	25.6
Asia-Africa	5,731	4.4	48.0	9.7
Americas	7,702	6	50.6	11
TOTAL	**128,893**	**100**	**47.5**	**17.4**

For 2006, Group turnover totaled 6%.
This figure is calculated as follows: (total incoming staff in 2006 + total outgoing staff in 2006) / (2 × average workforce).

AN EMPLOYMENT POLICY DESIGNED TO REINFORCE AND SUSTAIN COMPETITIVE EDGE

Between 2000 and 2006, Renault pursued an active employment policy to renew its skills. The aims were to accompany the Group's international growth, prepare for Europe's demographic crisis and pursue productivity gains in a fiercely competitive environment.

Since 2000, 12,175 employees in France have taken advantage of the CASA early retirement program, which came to an end in 2006. At the same time, the Group recruited nearly 49,400 new employees, including more than 27,000 in France.

In 2006 more than 6,500 new employees joined the Group, including more than 4,700 at international sites.

Renault stepped up efforts to integrate new recruits in order to consolidate and perpetuate newly acquired skills.

At the same time, the Group continued developing its international business locations ✦:

- a new engineering center in Romania;
- expansion of the Renault Samsung Motors design center in Korea;
- increased industrial capacity at the Avtoframos subsidiary in Russia;
- in the medium term, an agreement with Mahindra Ltd. to open a new industrial site in India.

3.1.2.2 Skills management

The automotive industry operates against a backdrop of global competition and requires a wide range of skills and expertise. Renault has identified skills management as one of the factors setting it apart from the competition.

IDENTIFYING AND DEVELOPING KEY SKILLS

In view of the importance of these issues, Renault introduced a forward-looking cross-functional approach to skills planning in each business line in 2002.

This approach, dubbed the "Renault Skills Program", seeks to provide the Group with the skills it needs to fulfill its strategic goals. From the outset, it has been predicated on two factors: the deep-seated conviction that upskilling will make all the difference, and the need to look ahead.

Directed by business-line managers with the support of the Human Resources function, the program will identify and build the skills that the Group needs to carry out Renault Commitment 2009 and meet its future commitments.



A total of 48 Skills Leaders, appointed by the CEO, coordinate their skill sets on a cross-functional basis at global level. Assisted by a business line advisor and an HR manager, the leaders identify the strategic and business-critical skills that have to be controlled.

After measuring the skills gap, the leaders prepare a skills development plan using a number of tools, including guidance for recruitment, training and organization, and career planning (Careers@Renault).

The Renault Skills Program is part of a continual drive for progress. Annual implementation reviews are used to set the objectives for the following year with a view to simultaneously enhancing the competitiveness of the company, the performance of its business line and the employability of its workforce.

SUPPORTING CAREER DEVELOPMENT ◆

To maintain the skills needed by the company and to motivate employees by offering attractive career prospects, Renault places strong emphasis on internal mobility, which takes priority over external recruitment. The company also encourages international and "inter-business line" mobility.

The approach is based on a "mobility charter", with seven key rules setting out the rights and duties associated with job transfers within the Group, as well as the ethical conditions governing the way mobility is organized.

Employees can use a range of tools available on the Group's intranet to build their career path: the JobAccess employment opportunities site accessible in 34 countries, the "Parcours" self-appraisal tool used to prepare mobility, and the Careers@renault site which outlines potential career paths, considered a major factor in developing competences. At present this site describes the main job positions available in France but it will be deployed internationally in 2007. It illustrates the diversity of the available career paths both within and between businesses: 672 job profile sheets are listed for the Sales, Production, Sales Financing, Engineering and Support business lines.

Forward career planning is organized by the Human Resources function, which draws on information from the careers committees, the individual management committees, as well as on the employee's annual performance and development review.

Over the last five years, Renault s.a.s. has reviewed a significant part of the rules applying to the management of staff categories through a range of agreements: the agreement signed on June 29, 2001 on the professional advancement of production operators provides for a new skills acquisition program for this category of personnel. The purpose of the agreement is to provide increased scope for professional development to operators, promote production activities, attract and motivate new staff and encourage career development. International deployment is continuing across all Group manufacturing sites. The objective is to provide common skills standards and training programs in order to guarantee the best production conditions for product quality, regardless of geographical location, and to maximize the sharing of resources and expertise.

Three agreements modifying the career management rules applicable to non-managerial staff at Renault s.a.s. were signed in the first half of 2002, specifying the conditions for integrating new staff in this category, (recruited with a skilled technician's diploma), career opportunities for team supervisors and shop foremen, and the career management rules for non-managerial staff with promotion potential.

These agreements supplement the agreement of September 15, 2000 aimed at fostering internal access to manager status. Almost 2,500 Renault employees in France, making up almost 23% of the Group's managerial staff, have been promoted to management and supervisory positions since the agreement was signed. A total 73 senior managers and directors are graduates of the management promotion scheme. After a record number of such promotions in 2005, Renault promoted 129 employees to management status in 2006 after training.

In 2007 Renault will pursue its proactive policy of internal promotions, making full use of the new tools designed to identify staff with potential.

TRAINING

Upskilling is one of the main thrusts of the Renault group's Human Resources policy. As specified in the training policy statement, this will not only enable the company to reach its strategic goals; it will allow every employee to make a greater contribution to results and hence to develop personally by maximizing their capabilities.

Training for everybody

France

In 1999, as part of the agreement on the reorganization of working hours in France, Renault introduced employee training quotas under an annual "banked hours" scheme. At Renault s.a.s., the quota is 25 hours for operators working in shifts, 35 hours for other operators and non-managerial staff and six days for engineers and managers. Unused hours can be saved without limit throughout the employee's working life.

International

Efforts to develop training Group-wide continued in 2006. These included "core skills" training courses, designed and implemented for all Group employees on the basis of two formats:

- Renault experts from a particular entity train Renault employees in another country;
- Renault employees follow training in another Renault entity in another country.

Following the founding of the Engineering School in Mercosur and Romania, other entities have been set up:

- an Engineering School in Korea in September 2006. The objective is to organize a training system meeting requirements in terms of costs, skills and quality, and to serve the needs of Engineering management, thus contributing to skills development at sites in relation with central engineering;
- a Production School. This entity was set up to enhance industrial performance by developing and implementing worldwide a training offer in line with Commitment 2009.

With the adoption and roll-out of its unique Learning Management System, Renault is now able to implement distance training around the world and to support the Group's international development strategy. For example, engineers from Samsung (Korea), Dacia (Romania) and Oyak (Turkey) have been trained to use the computer-assisted engineering program, in the same way as their colleagues at the Guyancourt site (France).

Efficient training

The quality of training, as perceived by the trainees, is systematically assessed by on-the-spot questionnaires. The role of these questionnaires is to ensure that training courses meet objectives. Also, surveys are organized a few months after training to measure the perception of managers and employees.

Renault s.a.s. has conducted more than 64,000 on-the-spot surveys for an average satisfaction rate of 16.7/20. In 2005, almost 71,500 of such surveys were conducted with an average satisfaction rating of 16.8/20.

As part of Renault Commitment 2009, the company opened in 2006 a new global training center for the distribution network – Renault Academy – at its Plessis-Robinson site near Paris. This new entity designs and develops technical, commercial and behavioral training courses for Renault's global distribution network.

As in previous years, the 2006 training plan was part of the PerFORMance plan, which involves matching training costs to needs:

- training plans are matched with the needs expressed by the skills development leaders: training courses are developed only if they are ordered by the business units;
- the training offering is standardized and deployment optimized: the available courses have been published online since 2001 and are regularly updated. The Training Guide lists all the courses on offer. Training Access programs, which select courses that are relevant to a given business unit, are available for both employees and managerial staff for the major skill categories.

Alongside the PerFORMance plan, long-term initiatives have been set up to reduce the logistics costs related to training. The objectives are to:

- cut the cost of training purchases with the help of the Procurement function, to negotiate, use the e-catalogue, and continue efforts to cut the number of suppliers;
- develop the policy of in-house facilitators and e-learning;
- cut the operating costs of training (accommodation, rental of premises, organization, etc.);
- regularly monitor attendance.

Introduced by Renault in 2000, e-learning is now a common practice. More than 100,000 hours of online training were organized in 2006, up some 7% on the previous year.

Integrated with the mixed training program, e-learning allows employees to progress at their own pace and according to their needs, in the fields of fundamentals and theory. Classroom training provides richer interaction and is dedicated more to case studies and role playing. Today, Renault's e-learning offering includes corporate content (Management, Personal Efficiency, English, Office Automation, etc.) and is regularly expanded with business line content (Finance, Management, Engineering, Procurement, Quality, Parts and Accessories, etc.).

In 2006 Renault s.a.s. and a subsidiary of a leading IT group set up a joint venture to manage training logistics at the Renault head office, Guyancourt and Rueil-Lardy sites in France. The objectives of the joint-venture are to:

- develop professional skills with the assistance of an industry-leading partner;
- improve the simplicity and speed of processes for customers;
- introduce standardized processes for training logistics.

Managed training

Common indicators are used to keep track of the implementation of the training policy in all countries, and to measure:

- access to training in 2006: across the Group as a whole, an average of four out of every five employees attend one training course each year, representing a training access rate of 81.3% (81% in 2005);
- total training expenditure as a percentage of payroll in 2006: at Group level, the investment was €171.5 million, or 4.40% of the payroll, compared with €190.6 million, or 5.4% of the payroll in 2005;
- average number of training hours per person in 2006: the Group provided more than 5.1 million hours of training in 2006, or 39.3 hours per employee, compared with more than 5 million hours of training, or 40.2 hours per employee in 2005; ✦
- analysis of training hours. The Renault group training program can be analyzed as follows: ✦

	2006	2005
Development of professional skills	68.80%	69.7%
International expansion	10.30%	10.1%
Management development	9.60%	9.5%
Integration support for new recruits	11.30%	10.7%

3.1.2.3 International expansion

GROUP-WIDE HR POLICIES

Renault is gradually structuring its Group-wide HR policy, which reflects the Group's Declaration of Employees' Fundamental Rights (see Chapter 3.3.1 for more details) and lays out the HR principles that apply to all the Group's employees worldwide.

In 2006 the policies applied to individual performance and development reviews, recruitment and relations with staff representatives were added to the Group's common core of existing Human Resources policies in the spheres of language learning, training, working conditions, pension funds and employee share ownership.

In an effort to effectively implement Group-wide HR policies and establish dialogue on local issues, the Group HR Division is providing all international sites with coordinated support in the shape of expert missions, meetings between Group HR directors, and HR policy reviews. In 2006 the HR directors from Renault's major facilities worldwide met twice, and nine HR policy reviews were conducted in the Group's main geographical hubs: Spain, Mercosur, Romania, Korea, Russia and Turkey. A training program designed to improve the professionalism of HR departments worldwide has been deployed since 2005.

✦ Global Reporting Initiative (GRI) Directives



POLICIES PROMOTING CULTURAL DIVERSITY

To support international growth, the Group has crafted a structured HR policy to motivate staff and encourage the creation of multi-cultural teams that are capable of identifying customer expectations worldwide. The policy is founded on targeted actions covering recruitment, language training, management development and international mobility.

In 2000 Renault set a target of recruiting 20% of managerial staff with international backgrounds (in terms of training or nationality) in order to draw on an extensive range of multi-cultural experiences. In 2006 36% of the engineers and managerial staff recruited by Renault s.a.s. had international backgrounds.

To achieve this goal, Renault is steadily building an international recruitment network, by taking part in forums at business and engineering schools (25 in 2006) and through partnerships with international schools and universities. The Group also awards study grants to foreign students, organizes internships for foreign trainees (41% of trainee engineers and managers at Renault s.a.s.), and operates corporate volunteer schemes (59 in 18 countries).

Renault's corporate web site, http://www.renault.com/carrieres, offers a range of vacancies that are regularly updated. Candidates can also submit their applications online and learn about the professional skills needed by the Group. In 2006 more than 900 job and internship offers were published in France, receiving more than 46,000 applications. Web users can also consult the local job offers published on the HR sites of 10 countries: Argentina, Belgium, Brazil, France, Germany, Italy, Portugal, Russia, Spain and the UK.

Language learning is also encouraged. In 2006 the Group restated its language policy: the working language for the Renault group is French. The Renault-Nissan Alliance works in English.

Fluency in both French and English is a factor taken into account in the recruitment of new employees. In France, a minimum score of 750 points in the Test of English for International Communication (TOEIC) is required for managers. Starting this year, applicants for personal assistant/ secretarial posts are also required to score 750 on the TOEIC, in view of the company's general requirements and the fact that new recruits will most probably have to work across several functions.

Moreover, all Group managers or employees who use one of these languages in their work (when it is not their mother tongue) must follow language training to aim for a target level of 750 points in the TOEIC and the TFI, the international French test. The target level for senior managers and managerial staff with high potential is 850.

The fluency of managerial staff in English and French is being assessed on a progressive basis: in the Group, 20,500 people (including almost 14,300 at Renault s.a.s.) have taken the TOEIC test and more than 3,800 the TFI test.

At-end 2006 some 2,700 Renault s.a.s. employees had followed English language courses, with more than 110,000 hours of training. These programs are gradually being rolled out on an international scale.

A module of French as a foreign language has been available for non-French speakers at the Group since 2004.

Also in 2006, a number of new e-learning products in different languages (English, French, Spanish, Italian and German) were deployed in the Group.

THE ALLIANCE WITH NISSAN

The HR FTT (Functional Task Team) was set up in October 2005 as part of the new Alliance organization. The HR FTT is made up of HR representatives from Renault and Nissan. Its role is to support the Alliance's drive for improved efficiency by conducting a series of benchmarks to identify the best practices in both groups and pursue the actions launched since 1999, focusing on targeted recruitment, staff exchanges, intercultural training and satisfaction surveys.

Staff exchanges between the two groups started in 1999 and continued in 2006.

In an effort to foster mutual understanding, Renault is recruiting engineers and managerial staff with knowledge of Japanese. In 2006 around 20 managers meeting these criteria were hired. Fluency in Japanese is gauged using a test developed specially for Renault by a Japanese training institute, JIT, and approved jointly with Nissan. This policy will be pursued in 2007.

At the same time, Renault and Nissan regularly assess employee perceptions of the Alliance. Four surveys have already been conducted since the Alliance was first set up. The fifth was organized in December 2006. This latest survey covered a total of 18 countries and involved almost 14,000 employees, selected at random to take part (6,000 for Renault and 8,000 for Nissan).

3.1.2.4 Information for young people and cooperation with the education system

Renault promotes access to the labor market for young people and aims to position itself as an attractive employer.

To this end, it is taking action in three areas: cooperation with schools, vocational training, and information on the activities of the automobile industry.

To find out more about Renault's commitment to the training of young people with few qualifications, refer to the Chapter 3.3.5 on "Social performance".

COOPERATION WITH SCHOOLS

Renault is working actively with national and regional educational bodies to encourage training programs that develop the skills needed by the Group. In several instances, this educational cooperation has resulted in the introduction of special training courses for careers guidance counselors/ psychologists, head teachers and heads of department.

In 2006 in France, Renault signed an agreement with the Technological University of Cachan to strengthen their cooperation on projects for the vocational training of young people in areas such as educational cooperation, information about activities in the automobile industry, and labor-force entry. In association with the Ministry of Education, the National Association for Automobile Training and another vehicle manufacturer, Renault also set up an experimental program offering access to the vocational baccalaureate in automotive maintenance for young people holding a higher professional certificate in electrical engineering skills. This plan functions alongside the traditional program, which recruits young people holding a certificate in mechanics.

In 2006 Renault also paid over a total of €8.5 million in apprenticeship tax to almost 500 French schools.

In November 2006 almost 250 business line managers and HR staff took part in the Internal Convention on Partnerships with Education. This event addressed three subjects:

- partnerships with schools as a means of anticipating skills: identifying the best courses in line with skills needs;
- partnerships and cooperation with schools: guiding and supporting the activities of Renault employees in schools (particularly with future interns and apprentices);
- partnerships with schools as part of an international approach: contributing to the Group's international expansion.

HOSTING YOUNG PEOPLE

Renault is also pursuing its commitment to the vocational training of young people. In 2006 Renault s.a.s. opened its doors to nearly 4,900 young people, including 900 persons on block release courses and more than 3,600 interns at all levels and in all areas. Renault has also welcomed several dozen doctoral students. In 2006 Renault s.a.s. overhauled its entire internship policy to comply with France's new laws on equal opportunities.

INFORMATION ON THE ACTIVITIES OF THE AUTOMOTIVE INDUSTRY

As part of its program of cooperation with the educational authorities, Renault also conducts information campaigns for students on the professional activities of the automotive industry. In 2006 the Group took part in 25 forums in France's leading business and education schools. These initiatives are backed up by the action taken by each site in its area and by each subsidiary in its own country.

3.1.2.5 Working hours

In accordance with national legislation and local industrial relations, Renault is developing a policy to reorganize working hours in a way that meets the needs of the company's customers.

This reorganization has two main aims:

- improve use of resources: by developing 2×8 hour and 3×8 hour shift rosters and weekend shifts, and by introducing alternating 6-day and 4-day working weeks;
- develop worktime flexibility: by lengthening daily shifts and introducing Saturday shifts for week-day teams, with recovery of overtime hours during less busy periods via systems such as "time capital" accounts.

In 2006 Renault adapted its expertise in the organization of working hours in industry to a number of international projects, in order to help production sites in other countries cope with fluctuating levels of activity.

At an individual level, the specific needs of families are also taken into account. For example, employees wishing to devote time to their family can work part-time or obtain parental leave. This combination of measures has contributed to strong employee loyalty: the average length of service is almost 17.7 years.

At Renault s.a.s., 2.6% of the workforce works part-time, compared with 2.3% in 2004 and 2.4% in 2005. This total can be broken down as follows:

2006	Breakdown
Women	72.8%
Men	27.2%

A total 41.57% of Renault s.a.s. employees work in shifts. The breakdown is as follows:

2006	Breakdown
Women	7.2%
Men	92.8%

The average rate of absence (illness and accidents) at Renault s.a.s. totaled 2.5% in 2006 (262,458 days of absence). This figure is level with 2005.

3.1.2.6 Collaborative innovation

Involving all personnel in a process of collaborative innovation has long been part of the Group's corporate culture. The aim is two-fold:

- create conditions that enhance motivation so that a greater number of employees take the initiative, invent and implement solutions when they encounter difficulties;
- promote recognition of performance in the areas of initiative, creativity and accountability.

The Practical Suggestions for Improvement (PSI) scheme is organized in cooperation with the trade unions. An agreement on this subject was signed on November 27, 2006 between Renault s.a.s. and three trade unions: CFDT, CFE-CGC and CFTC.

Renault is developing this system in all countries, across all sites and for all personnel. Data for Renault in 2006 are as follows (consolidated data comprising 86,000 people compared with 73,000 in 2005):

- a participation rate of 69%;
- practical suggestions for improvement processed in 3.2 months on average;
- savings of €54.5 million (average €633 per person);
- 5.2 practical suggestions for improvement registered per person per year.

In 2007 Renault plans to continue rolling out the collaborative innovation plan in other subsidiaries, including those in Mercosur, Morocco and Russia, and to use the personnel database, BPU/PSI, to manage the plan in Renault Spain.

At the same time, a process will be implemented for building on the best PSIs and bringing them into general practice through Production Business Line Clubs.



3.1.2.7 Information system

Renault's Human Resources are managed by a Group-wide personnel database called the BPU, set up to manage Human Resources on a truly international scale. In time, the system will be able to manage the Group's entire workforce, distributed across 186 companies in 33 countries.

The BPU consists of a common core of HR information, including data on Group organization and individual employee data.

The organizational data can be read by all the Group's companies in different countries. Access to individual employee data is governed by confidentiality regulations.

The BPU also covers HR management functionalities such as work time, pay, recruitment and individual management.

The BPU is designed for human resources experts, but also for managers wishing to enhance the human resources management of their work teams (career and training management, skills development, work time management).

In 2006 the BPU was extended to other facilities, notably in Korea and Romania. At the same time, the services available to employees and managers were expanded to include Employee Self Service and Manager Self Service.

At end-2006 BPU was in use at 143 companies in 21 countries (France, Spain, Belgium, Switzerland, Italy, Brazil, UK, Slovakia, Austria, Netherlands, Poland, Czech Republic, Germany, Portugal, Croatia, Slovenia, Argentina, Chile, Hungary, Korea, Romania), totaling more than 20,000 users and more than 95,000 employees managed (out of a target of 125,000 employees).

3.1.2.8 Social rating

Renault is ranked as one of the leading companies by extra-financial ratings agencies. The Human Resources activity has contributed strongly to these results (to find out more, see Chapter 3.3 Social Performance).

3.1.3 Sharing Group values ◆

3.1.3.1 Declaration of Employees' Fundamental Rights ◇

For Renault, a sense of social responsibility is key to its long-term success. It is therefore natural for the Group to make social responsibility one of the values applied at all its sites worldwide.

To this end, the Renault group Declaration of Employees' Fundamental Rights was signed on October 12, 2004 by Renault, the International Metalworkers' Federation, the Renault group Works Council (CGR), and the trade union organizations that signed the agreement of April 4, 2003 relating to the GWC (FGTB, CFDT, CFTC, CGT, CCOO, CSC, FO, UGT, CFE-CGC). This declaration is based on International Labor Organization standards and on the human rights set out in the Global Compact created by the United Nations, and adopted by Renault on July 26, 2001.

The Declaration concerns all Renault group employees worldwide. Suppliers to the Group are also involved.

As part of this Declaration Renault has committed "to respecting company employees worldwide and helping them prosper, fostering freedom, ensuring the full transparency of information, applying the principle of fairness and complying with the Renault Code of Good Conduct".

The Declaration implements global rules and principles, including Renault's commitment in the fields of health, safety and working conditions, and the refusal to use child labor and forced labor. The commitment made by suppliers in this area will be a criterion of selection. The Declaration also restates the Group's commitment to equal opportunities at work, the right to training for employees, and fair remuneration. ◆

Renault was the first company in the French metal-working industry to express a commitment through a declaration of this importance.

The signatories conducted a first review of its application at end-2006, which was an opportunity to show how the standards have developed in practical terms and been applied to all countries, as well as the resulting synergies within the Group which also extend to the suppliers.

3.1.3.2 Diversity ◆

On November 30, 2004 Renault signed the diversity Charter, the aim of which is to encourage difference and diversity through recruitment and career management. Around forty other French companies have also signed this Charter.

WOMEN AT RENAULT

Renault is committed to promoting diversity, particularly as concerns the place of women in the company. Despite the cultural tradition of the automotive industry being a predominantly male world and despite the fact that women are under-represented in the schools attended by students wishing to work in this sector, Renault respects its target of including one-third of women in the engineers, managers, employees and technicians recruited annually.

Three women sit on Renault's Management Committee.

In 2004 Renault s.a.s. signed an agreement to establish professional equality between male and female employees and to encourage a balance between employees' working lives and private lives. The agreement includes measures to establish gender equality, such as the analysis of the recruitment of women, cooperation with the educational authorities in an effort to make auto industry professions more attractive to women, the creation of commissions for gender equality in the Works Councils, promotion of information, training and dialogue with management in the event of maternity or parental leave. Plans are also under way to improve

financial conditions and offer childcare facilities in an effort to reconcile private life and professional activity.

NON-DISCRIMINATION

Renault has set up an initiative to educate employees on discrimination issues. In 2006 the focus was on HR staff and management committees.

The initiative will be extended to other managers on 2007, with the emphasis on an e-learning tool.

The Renault Foundation is also contributing to this diversity. For more information, refer to Chapter 3.3.5 Social Performance.

3.1.3.3 Management-labor dialogue ✦

Renault aims to maintain continuous, responsible and high-quality dialogue between management and labor at all levels of the company. This dialogue underpins the technical, economic and social changes stemming from the implementation of corporate strategy. The company encourages negotiation to promote decision-making at grass-roots level, and to prepare and manage change by seeking to find a balance and a convergence of interests between the company and its employees.

In October 2005 a Group-wide policy for relations with staff representatives was defined to make sure that Renault assumes this social responsibility in every country where it does business. The policy reflects the Declaration of Employees' Fundamental Rights signed on October 12, 2004 and confirms the Group's strong commitment to staff representation.

Dialogue between management and labor continued apace in 2006.

Formed by unanimous agreement on October 27, 2000, with a new amendment to be presented in 2007, the Renault group Works Council is the employee representative body at overall Group level. Its role is to ensure balanced dialogue between management and labor on the situation and strategy of the Group, and on transnational developments. It is composed of 37 representatives from 17 countries of Renault's majority-owned subsidiaries in the European Union, as well as in Brazil, Argentina, Korea, Romania and Turkey. In 2006 the Works Council met once in plenary session. The European Group Committee met once, and the select Committee, composed of eight members (including four European Deputy Secretaries excluding France) met 13 times.

The Renault s.a.s. Works Council met 12 times, as did the bureau. The economic commission met six times and the central training commission three times. This entity also addresses topics concerning the Group as a whole such as the founding of new subsidiaries outside France, and the reorganization of the Group by Region.

In 2006 three collective agreements were signed at Renault s.a.s., concerning wages and profit-sharing, disabled employees and the promotion of initiatives and creativity.

As part of these accords, Renault renewed its agreement concerning disabled staff for the fourth consecutive time and for a period of three years (2006-2008). For more information, refer to the Chapter 3.3.5 on Contribution to civil society.

In 2006, Renault:

- signed the new agreement with labor representatives, reflecting new legislation;
- introduced a new guide and a brochure concerning the provisions of the agreement;
- launched a plan to educate Renault managers and employees on disabled staff, the new legislation and the new agreement;
- recruited more than 2% disabled people in the engineering and support sectors for Renault s.a.s.;
- consolidated its partnership with a special plan to promote the professional insertion of disabled people;
- promoted the integration of disabled young recruits and sought to meet their requests concerning professional mobility;
- supported job retention through the redevelopment of work stations;
- set up an industrial training course tailored to employees of reduced mobility and with hearing deficiencies.

In 2007 Renault plans to:

- continue deploying the new agreement;
- develop a policy to promote the employment of disabled people at international level.

3.1.3.4 Occupational welfare

The health and safety of the workforce play a key role in the Group's efforts to enhance the quality of life of employees while boosting its own overall performance.

This policy, which reflects the Renault Declaration of Employees' Fundamental Rights, is based on values that apply throughout the Group as it pursues its international expansion and continues to develop both socially and industrially.

The method used by Renault to assess occupational welfare is based on:

- a management system;
- an international network of specialists in healthcare, safety and working conditions (engineers, technicians, physicians, nurses, social workers);
- assessment of risks from the standpoint of both safety and ergonomics;
- the commitment of management and personnel in this area;
- a proactive approach to human factors, particularly in Renault's new projects and new countries.

✦ Global Reporting Initiative (GRI) Directives



NUMBER OF LOST-TIME OCCUPATIONAL ACCIDENTS: CHANGE IN RATE OF FREQUENCY ✦


Per million hours worked
7
6
5
4
3
2
1
0
6.50
5.30
6.20
4.90
3.92
3.84
3.65

Since 2000, the frequency of lost-time accidents has fallen by almost half.

NUMBER OF DAYS LOST THROUGH OCCUPATIONAL ACCIDENTS: CHANGE IN DEGREE OF SEVERITY ✦


Per million hours worked
0.30
0.25
0.20
0.15
0.10
0.05
0,00
0.24
0.19
0.22
0.20
0.18
0.15
0.14
2000
2001
2002
2003
2004
2005
2006

Since 2000, the severity of occupational accidents has decreased by more than one-third.

Group figures on occupational accidents concern 98% of the total workforce.

THE "RENAULT MANAGEMENT SYSTEM FOR SAFETY AND WORKING CONDITIONS" QUALITY LABEL ✦

To assess effective implementation of the working conditions policy, audits are carried out in the various sectors of the Group, both by internal experts and by an outside body. If the right conditions are met, the "Renault Management System for Safety and Working Conditions" label is awarded for a renewable three-year period. It can be withdrawn in the event of a serious anomaly.

Since the initiative was launched in 2001, Renault has organized audits at its industrial, support, engineering and commercial sites.

- A full 90% of industrial, support and engineering sites have obtained labels (already renewed in some cases) since the launch of this policy in 2000. The sites that have not yet obtained this label are those whose consolidation is recent (new business locations, sites recently purchased by Renault, etc.).
- 43% of sales sites have obtained labels since the launch of this policy in 2005.

In 2007 Renault plans to:

- conduct another 16 audits for industrial, support and engineering sites, and 35 for sales sites;
- structure the occupational welfare activity at new sites in Russia and Morocco;
- reduce accidents continually;
- develop an online training module on occupational risks.

ERGONOMIC ANALYSIS METHOD

This method concerns the workstations. The third version of this internally developed system aims to protect the health of production operators, particularly by reducing musculo-skeletal complaints, and thus to improve performance. Used in all Renault production plants worldwide, the method has also been extended to other companies. Renault has also developed a simplified safety and ergonomics data sheet to help unit managers analyze the risks inherent in the workstations for which they are responsible and to improve working conditions on an ongoing basis. Good ergonomics involves making sure workstations are suited to the people who work at them (taking particular account of the age of employees), assessing the human-factor aspects of workstations, emphasizing ergonomics in projects (see below), doing away with job positions classed as "difficult" on the ergonomic scale, and improving skills in this area. A plan to recruit qualified ergonomic specialists has been under way for several years.

For each major industrial project (vehicle replacement, etc.) the design team now systematically appoints a socio-technical project manager whose role it is to:

- ensure that projects place greater emphasis on ergonomics;
- handle questions relating to occupational health and safety as well as to design ergonomics (new production facilities, product upgrades, etc.);
- monitor the quality of the training plan. Each project provides an opportunity to aim for progress targets set jointly by the engineering departments and production plants.

In 2007 Renault aims to pursue efforts to continuously improve workstations, to provide training in ergonomics for managers and to cut the number of job positions ranked as difficult. This will be done through new projects, particularly at international level.

TEST LABORATORY

Renault has its own test laboratory to assess risks and implement measures to protect its employees' health. The test laboratory measures chemical and physical environments using sophisticated equipment and manages a toxicological database. This is done using a specific software program called "Chimrisk", which contains information on 5,738 products to date. The database provides all internal staff concerned with valuable information for preventing the risks arising from Renault's use of chemicals. It can thus be used to check whether a product is suitable for its intended use.

In 2006 the Renault group conducted 1,176 tests on air quality at the workstations, and 1,803 analyses of physical environments (noise, etc.). In 2007 Renault plans to:

- extend its toxicological information to new international sites;
- increase the duration of the various checks.

ROAD RISK PREVENTION

This is one of the subjects covered by the Group's policy on Health, Safety and Working Conditions.

Further to the commitments made to the authorities and the publication of the Renault Driver's Charter, in 2006 the Group:

- organized awareness forums via its sites and subsidiaries (braking tests, personal vehicle safety checks, testing of reflexes, etc.);
- promoted practical training sessions to increase awareness of accident risks (some 1,300 employees trained in 2006).

(For more details, see Chapter 3.3.4 Social performance).

Since 2000, the number of lost-time accidents taking place on the journey between home and work has decreased by more than 22% within the Renault group.

In 2006, within the Renault group, the number of lost-time accidents taking place on the journey between home and work could be broken down as follows:

2006	Cars	2-wheeled vehicles	Pedestrians	Other
Number of lost-time accidents between home and work	38%	29%	29%	4%
Number of lost-time days	26%	44%	27%	3%

In 2007 Renault plans to study the development of new education campaigns including a quiz based on e-learning, specific initiatives for two-wheeled vehicles, and a driving simulator.

MEDICINE AND HEALTH ✦

Renault is developing a health policy for employees. Employees undergo regular check-ups and screening tests, mainly for cardiovascular diseases. Renault also organizes information and training campaigns on themes including ergonomics, missions, smoking, alcohol, drugs, healthy eating, obesity and the dangers of sunburn.

Renault was one of the first French companies to establish a stress clinic for its personnel. At end-2006, more than 54,800 tests – organized on a voluntary basis – had already been carried out, leading to action on an individual or collective basis. Numerous information and training campaigns for management personnel have also been launched. Regular training is dispensed to doctors and nurses.

In 2006, Renault:

- continued to provide post-traumatic stress prevention services to offer immediate support to employees suffering from psychological shock;
- provided corporate training for managers on the theme of stress to enhance their personal capabilities (analysis of stress factors, assertiveness, empathy, etc.);
- extended the content of the "Medical Intranet" to include new topics, such as sleep, stress, cardio-vascular diseases, alcohol abuse, nutrition, hygiene, etc.;
- opened a bird flu watch unit.

In 2007 Renault plans to:

- standardize action procedures;
- harmonize key indicators at international level in order to better target global prevention actions;
- repeat its prevention campaigns (sleep, vigilance, addictions: smoking, alcohol, etc.);
- conduct ergonomic rating tests on engineering and support workstations.

An international convention is held each year for occupational health and safety specialists, doctors, nurses, socio-technical project managers, prevention technicians and also for managers.

3.1.3.5 Internal information

Renault communicates with its employees on a continuous basis about the company's situation, strategy and objectives in all areas: Renault-Nissan Alliance, new products, industrial and commercial activity, motor racing events, financial results, human resources policy, etc.

The main internal print medium is an international magazine called "Global" (between eight and ten issues per year). It has a circulation of more than 100,000 in French and English, alongside four local editions (Spain, Mexico, Russia and Turkey).

The development of a new internal medium introduced in 2004, videostreaming, continued in 2005 and 2006. This involves short films broadcast over the intranet. As a result, the announcement of Renault Commitment 2009 by Carlos Ghosn on February 9, 2006 was widely broadcast internally, both live and recorded. Alongside videostreaming, increased use was also made of the range of possibilities offered by emerging information technology, such as animations and illustrations.

Many countries have set up intranet sites in their own language, accessible through the company's international portal. The dual-language (French and English) intranet portal, which has some 60,000 terminals connected worldwide, is used continuously to transmit in-house news bulletins, fact sheets and videos on all topics of current interest. In addition, communications kits are produced for management so they can keep employees informed of events within the company and issues relating to Group strategy.

✦ Global Reporting Initiative (GRI) Directives


3

3.2 Environmental performance

3.2.1 Environmental challenges

The survival of natural environments depends on maintaining a delicate balance between fauna, flora and humans. This balance is threatened today by population growth, economic expansion and consumer trends. Increasing world consumption of water, oil and natural gas is dangerously reducing the natural resources that will be available to future generations, since these resources cannot be renewed in the same proportions.

Greenhouse gases, in particular CO_2, are contributing to climate change. Chemical substances released into the atmosphere contribute to phenomena like acid rain and the formation of tropospheric ozone. The eutrophication that can occur when these substances are discharged in bodies of water encourages the proliferation of algae, which asphyxiate other aquatic organisms.

Renault's environmental policy addresses the major environmental challenges that are specifically related to the automotive industry:

- the manufacture and use of motor vehicles consume natural resources and produce waste;
- the operation of motor vehicles produces carbon dioxide, a greenhouse gas;
- sulfur dioxide and nitrogen oxides emitted by motor vehicles contribute to acid rain and acid soil;
- motor vehicle use increases environmental noise levels.

Renault has defined five priorities for its environmental policy:

- preserve natural resources;
- eliminate or reduce environmental impacts;
- develop product and service offerings that are compatible with environmental protection;
- implement environmental management throughout the company and product life cycle;
- organize communications on environmental issues.

At Renault, actively protecting the environment means creating a range of vehicles and services that will preserve the ecological balance in the local ecosystem and at the planetary level, taking into account the environmental and economic situations in various markets.

To achieve these trade-offs between environmental impacts without overlooking other imperatives such as affordability, safety and comfort, Renault has opted for the life-cycle approach. This takes into account all the ways that a vehicle impacts the environment – from its design and development phase onward – throughout its life.

Renault has accordingly been making precise measurements of environmental flows in the manufacturing and use phases of its vehicles. Also, it is gradually gaining better knowledge of flows in other life-cycle phases such as the supplier chain and the treatment of end-of-life vehicles (ELVs). More and more comparisons between vehicles of different generations in the same segment are being made. The Clio II/Clio III comparison shows the progress made in just a few years.

COMPARATIVE INVENTORY AND PROGRESS BETWEEN TWO GENERATIONS OF CLIO ♦


Natural resource depletion potential
11%
87%
2%
Clio 2
10%
67%
2%
Clio 3
Acidification potential
17%
17%
63%
3%
Clio 2
11%
13%
28%
3%
Clio 3
Eutrophication potential
6%
9%
43%
42%
Clio 2
3%
7%
19%
42%
Clio 3
Climate change potential
12%
10%
75%
3%
Clio 2
10%
6%
58%
3%
Clio 3
Photochemical ozone creation potential
10%
74%
15%
1%
Clio 2
9%
57%
10%
1%
Clio 3
0 %
20 %
40 %
60 %
80 %
100 %
Vehicle manufacturing
Fuel production
Vehicle use
End-of-life

The life-cycle analysis makes it easier to decide on the best trade-off between environmental impacts that are often contradictory and where the best compromise has to be found: for example, between CO_2 and pollutant emissions, safety and weight, in the final decision on a product; or between the ELV phase and manufacturing at suppliers' in the process chain.

Renault has gone further by including an indicator that combines the life-cycle analysis for each technology and alternative energy with their economic characteristics (technology cost, fuel prices, tax aspects, etc.).

This "cost per ton of CO_2 avoided" provides a measure of environmental and economic efficiency and a way to rank these alternative solutions.

This comprehensive vision of all the greenhouse gases over the complete life cycle enables Renault and the Renault-Nissan alliance to work on a broad range of technologies (hybrids, fuel cells, on-board power management) as well as on today's and tomorrow's biofuels. These solutions will be applied to Renault's vehicles when there is market demand for them, taking into account local resources.

For more information, visit www.renault.com.

3.2.2 Environmental indicators

For several years Renault has constructed environmental indicators on quantifiable and reliable data for the products and operations at Renault sites. Supplier chain impacts are starting to be monitored through external databases. It will take several years to inventory the life cycle of suppliers' processes. The environmental impact of ELV recycling is starting to be evaluated with the introduction of processing networks.

After Scénic II, finalized in 2004, Renault conducted life-cycle inventories on Modus, Twingo, Clio II, Clio III and Mégane Flexfuel. Absolute figures are not given because they have not received the independent verification necessary to guarantee their reliability and adherence to methodological standards. Reviews of these data by external experts will be available shortly.

3.2.2.1 Energy resources and CO_2 emissions

MANUFACTURING

Logistics ✦

Environmental indicators are being progressively integrated in the purchasing process to see how improvements can be made in the supply and distribution chain. This includes taking into account the regulatory pollutant emission level for road vehicles. Greenhouse gas emissions have been lowered by reducing the amount of fuel used for transportation by optimizing itineraries, training personnel in eco-driving, and so on. But Renault wants to collect better quantitative data by assembling an array of indicators for the various physical flows. In its first Life-Cycle Inventory (LCI) on Scénic, done in 2005, Renault measured the fraction of CO_2 emissions attributable to the supply and distribution chain. It came up with a figure of less than 50 kg of CO_2 per car, equivalent to the emissions produced by driving about 300 km.

To supplement the LCI database, an in-depth study was done in 2006 on Clio and Mégane, manufactured respectively at Flins and Bursa, for the French, German and Spanish markets. The results were the following: 100 Kg CO_2 / Clio Flins sold in Paris, 200 Kg CO_2 / Clio Flins sold in Munich, 250 Kg CO_2 / Mégane Bursa sold in Madrid.

In addition, a study carried out with three automotive parts suppliers has been undertaken to measure CO_2 emissions on the supply chain between tier 1 and tier 2 suppliers. The results are expected in 2007.

An additional aim of this research is to construct environmental indicators (tons of CO_2, breakdown by type of transportation) that the Renault Logistics Department will be able to use.

Energy consumption ✦

After several new industrial plants, such at Pitesti, were included in the reporting scope in 2002, an action plan was set in train. This resulted in an 8.4% reduction in energy consumption per vehicle between 2002 and 2006.

The energy savings plan relies on rigorous, standardized management of non-production time and on the convergence of best practices in facility design and control. This involves:

- developing new energy-saving regulation systems;
- adjusting utility consumption to precise requirements, i.e. the possibility of lighting and heating smaller areas selectively, depending on periods of activity, or using speed regulation systems for processes with sharply fluctuating energy demand;
- reducing demand for compressed air, especially during machining operations;
- searching continually for less energy-hungry products, such as low-temperature treatment baths and paints that are less sensitive to temperature and humidity conditions;
- developing energy recovery techniques such as recycling calories from discharged air in paint shops;
- boosting boiler output during renewal campaigns;
- capturing atmospheric pollutants as close as possible to source in order to reduce air renewal rates in buildings.

✦ Global Reporting Initiative (GRI) Directives

ENERGY CONSUMPTION FROM 1998 TO 2006*

(MWh/vehicle)


2.8
2.6
2.4
2.2
2.0
0
2.42
2.38
2.35
2.43
2.63
2.63
2.50
2.45
2.42
1998
1999
2000
2001
2002
2003
2004
2005
2006

** The 2006 reporting scope includes production, logistics and engineering sites (see Chapter 8.3.2). The vehicles included in the production data are those manufactured by the industrial sites in which Renault has a majority interest.*

BREAKDOWN OF GREENHOUSE GAS EMISSIONS IN 2006 BY SOURCE TYPE* ✦


88.6%
Combustion of fossil fuels
3.2%
Engine, gearbox and vehicle trials on the test track
8.2%
Filling manufactured vehicles' air-conditioning systems with refrigerants

** The 2006 reporting scope includes production, logistics and engineering sites (see Chapter 8.3.2).*

Greenhouse gases ✦

In 2003, aware of the impact of its activities on greenhouse gas emissions, Renault made an inventory of greenhouse gas sources at all production, logistics and office sites included in the scope of environmental reporting, and reviewed its reporting system with the assistance of an independent organization. Renault's reporting system is compliant with the French EPE (Entreprises Pour l'Environnement) standard for greenhouse gas inventories, which guarantees the reliability of the results.

Renault is implementing a three-pronged strategy for cutting greenhouse emissions from its industrial sites:

- increase energy efficiency;
- reduce energy consumption;
- change fuels.

These actions are included in the site management plans so that targets can be set for future vehicle projects.

Since 2003, total direct emissions of greenhouse gases have decreased from 755 GteqCO_2 to 688 GteqCO_2 in 2006.

Currently, 12 industrial sites in the Renault group have joined the EU Emissions Trading Scheme, set up on 1 January, 2005 to help Member States meet their commitments under the Kyoto Protocol. In this scheme, companies whose emissions are below-quota may trade their allowance with companies that exceed theirs. Renault has opted to manage all its emissions allowances with a single broker in order to increase efficiency and prepare joint action for progress at all its industrial sites around the world.

CAR USE ✦

Today Renault is among the top three carmakers in Europe in terms of reduced CO_2 emissions and fuel consumption. The range of available energies is progressively expanding.

Gasoline and diesel

In conjunction with Renault Commitment 2009, a key performance indicator was set up to monitor progress in relation to the following commitment: *"As of 2008, sell one million vehicles emitting less than 140 grams of CO_2 per km, with one-third of them emitting less than 120 grams."*

In 2005 in the 15-Member EU, according to monitoring by the Association Auxiliaire Automobile (AAA), 568,789 vehicles sold by Renault emitted 140 grams or less of CO_2 per km, with 210,232 of them emitting 120 grams or less of CO_2 per km. The graph hereafter shows the progress made by Renault in this segment compared with the market according to the CO_2 labeling system applied in France. Renault began providing this information to customers in January 2006, before it was legally obligated to do so.


3

EUROPEAN SALES FROM 1995 TO 2005 ACCORDING TO FRENCH STANDARD CO_2 LABELLING


(sales as a %)
1995
2000
2005
European Market
Renault
G ≥ 250
F 201-250
E 161-200
D 141-160
C 121-140
B 101-120
A ≤ 100

Internal analyses done by Renault in 2006 based on the future 27-member EU indicate that 785,000 vehicles sold emit 140 grams or less of CO_2 per km, with 37% of them emitting 120 grams or less of CO_2 per km.

In 1998 carmakers made a commitment to the European Commission to bring average emissions down to 140 g of CO_2/km for total cars on the road, i.e. 25% lower than in 1995. The rating varies with the breakdown of sales. Negotiations are in progress to reach a new target of 130 g of CO_2/km by 2012.

This CO_2 emissions indicator is called CAFE (Corporate Average Fuel Economy) for Europe. Renault's CAFE indicator remained stable in 2005, placing Renault once again among the top three European carmakers.

Renault has used three methods to achieve these results.

Method 1, which concerns all projects, involves optimizing all the vehicle parameters that have an effect on fuel consumption and CO_2 emissions:

- vehicle: careful management of vehicle weight, reducing aerodynamic resistance and road noise, and reducing consumption of accessories such as power steering and climate control in order to manage electrical energy more efficiently: for example, for Espace between Phases 1 and 2, there was an improvement in aerodynamics, with standard SCx declining from 1.017 to 0.930, or .087 per thousand;
- engine: improving efficiency and reducing friction for the whole engine, expanding use of multivalve technology, installing smaller turbochargers on diesel and gasoline engines, adding a sixth gear to many manual gearboxes and introducing five- and six-speed automatic transmissions and Continuously Variable Transmission (CVT).

Despite greater weights related to safety features and more power for a better driving experience, there was a sharp decrease in engine capacity and CO_2 emissions between 1995 and 2005:

ILLUSTRATION OF THE IMPROVEMENT IN CORPORATE AVERAGE FUEL ECONOMY (CAFE) FOR DIFFERENT GENERATIONS OF CLIO (1995 = 100)


+ 17.3%
+ 17.3%
- 21.9%
- 26.9%
2005
1995
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
Weight kg
Power rating kW
Capacity cm³
CO_2 g/km

The six-speed gearbox on some Renault models significantly reduces consumption for highway driving: e.g. a decrease of 0.2 to 0.3 liter/100 km in the I segment. The new Trafic and Master were launched with a new, six-speed automatic transmission that improves fuel consumption by 0.5 to 1.0 liter/100 km for city driving.

Method 2 entails the creation of a project team, led by the head of Environmental Planning, to work cross-functionally and achieve the "120-140 g" objective under Renault Commitment 2009. This effort involves the engineering units in developing solutions to bring emissions down for about one hundred versions of the range to below the 120 gram and 140 gram limits, and the commercial function for the development of a marketing plan to sell the one million cars with these ratings:

- Scénic 7 passenger 1.5-liter dCi 78 kW Euro 4 went from 143 g to 140 g;
- Scénic 5 passenger 1.5-liter dCi 78 kW Euro 4 particulate filter is now at 140 g, lower than the initial target of 142-141 g;
- Mégane 1.5-liter dCi 78 kW Euro 4 went from 140 g to 138 g.


3

Method 3 consists in continuing to release alternative fuel vehicles on the market. After the LPG car, new fuels are being launched in the range in accordance with the specific features of each region, the available infrastructure for the distribution of each type of fuel, and customers' habits.

Biofuels

On February 9, 2006 Renault announced that it would progressively bring two types of biofuel vehicles to the European market over the period to 2009:

- 50% of gasoline-powered vehicles will be able to run on a mixture of gasoline and ethanol, up to a maximum content of 85% ethanol;
- 100% of diesel-powered vehicles will be able to run on a mixture of diesel fuel and biodiesel (up to a maximum of 30%).

These products will join the ones already sold in Brazil and lead the way to the introduction of these two new energy sources in the rest of the world.

Ethanol

After marketing ethanol-powered vehicles in Brazil for several years (in 2006, 36 652 flexfuel vehicles were sold, or 71% of the Brazil Renault mix), Renault Commitment 2009 calls for 50% of gasoline-powered vehicles marketed in Europe to be able to run on bioethanol E85 (a blend of gasoline and up to 85% ethanol from agricultural sources).

At the Paris Motor Show, Renault announced that a Mégane II 1.6 16v 110 hp E85 would be in showrooms by Spring 2007. France and Sweden will be the first countries to get the Mégane sedan and station wagon. This technology will be introduced in the range of small passenger and commercial vehicles in 2007 and 2008.

France has pledged to install 500 E85 pumps by the end of 2007 and to respect a biofuels charter.

Carmakers who signed this charter on November 13, 2006, made the following commitments:

- begin marketing at least one flexfuel vehicle in 2007 and then to progressively broaden their range of such vehicles;
- offer flexfuel vehicles at prices comparable to those for gasoline models;
- develop the marketing, promotion and service policies necessary to expand the market for these vehicles;
- make an ongoing effort to improve and optimize the performance of flexfuel vehicles;
- communicate to the public the advantages of flexfuel vehicles and ethanol E85.

Biodiesel

To go beyond the 2% biodiesel content of ordinary diesel fuel in Europe, Renault Commitment 2009 specifies that all diesel engines sold to fleet customers will run on B30, or fuels containing up to 30% of biodiesel, as of 2008. The possibility of using this biodiesel fuel was tested in 2006 with engines for the new Trafic and Master.

At year-end 2006 Trafic was being marketed with the 2.0 dCi B30 Euro 4 84 hp and 90 hp engines and Master with the 2.5 dCi B30 Euro 4 100 hp and 120 hp engines. These vehicles in the fleets of companies with B30 pumps and tanks can now run on the B30 biofuel. Renault will be giving more of its diesel engines this capability in 2007.

ASFE

In 2006 some automakers and oil companies formed the Alliance for Synthetic Fuels in Europe, or ASFE. The ASFE's founding members (DaimlerChrysler, Renault, Royal Dutch Shell, SA Sol Chevron and Volkswagen) are focusing on the strategic role of synthetic fuels in meeting today's energy and environmental challenges and reducing the impact of road transport on the environment through improved energy efficiency and greater use of cleaner fuels.

Liquefied Petroleum Gas (LPG) and Natural Gas for Vehicles (NGV)

In 2005, Renault sold 3,340 dual-fuel vehicles (gas and gasoline) in Europe. Two gas fuels are marketed today: LPG and NGV. These two fuels respond simultaneously to two challenges: increase independence from conventional fuels, 98% of which are oil-derived, and lessen the environmental impact of fuels by reducing end-of-pipe emission of CO_2 and exhaust gases.

LPG and NGV versions of Kangoo, Clio and Scénic have been brought out in Europe along with other products specifically designed for markets where there is a desire to make use of local resources. For example, in 2007 a Logan LPG (in particular for Romania) and a Logan NGV (for Iran) will be introduced.

3.2.2.2 Air quality

MANUFACTURING

Volatile Oxidizable Compounds

The Volatile Oxidizable Compounds (VOCs) released by solvents used in paint shops are the major source of atmospheric emissions generated by Renault's activities. They have been reduced as a result of joint action involving major investment or managerial action:

- improve the efficiency of air treatment equipment via an equipment modernization plan;
- make technological developments with the introduction of water-based processes (see www.renault.com);
- limit consumption of solvent-based products to reduce VOCs at source.

Renault has introduced emission monitoring procedures, which are now applied at all sites across the world.

VOC emissions dropped from 13 kg per vehicle produced in 1998 to 4.8 kg per vehicle at end-2006.

Combustion emissions of SO_2 and NOx ✦

A reduction in sulfur dioxide (SO_2) and nitrogen oxide (NOx) emissions is being achieved by replacing oil with natural gas. After switching to gas, many plants are pursuing their progress plan by installing boilers with burners that emit less NOx.


3

Since 2003 SO_2 and NOx emissions have been evaluated by taking into account all types of combustion. Between 2003 and 2006 SO_2 emissions were reduced by 67% and NOx emissions by 14%.

USE ✦

At year-end 2006, all Renault vehicles marketed in Europe comply with Euro 4, the new standard that requires a reduction of almost 50% in car emissions in relation to Euro 3. For the international market, Renault is adapting the technical specifications of its powertrains to suit local conditions in the countries where it sells (fuel quality, climate, dust, etc.). In general, Renault amply complies with local regulatory requirements, since most versions sold are Euro 3.

Efforts continued, particularly with a gradual introduction into Renault's ranges of vehicles equipped with new technologies (catalytic particulate filter, new-generation common rail, etc.).

In 2006 Renault progressively fitted all its diesel passenger cars and light commercial vehicles with a new-generation particulate filter to meet the Euro 4 emission standard. Vehicles used more for city driving are equipped with a modified filter having a fifth injector. The new filter stores the particles emitted by the engine and regenerates them automatically. This "periodic-regeneration" filter is additive-free.

Post-treatment is not the only aim. Combustion is improved with new generations of common rail, which produce a finer fuel mist. Injection pressure and the temperature in the combustion chamber are being reduced with the development of new exhaust gas recirculation (EGR) valves. For example, on the gasoline-engined Clio III, an onboard diagnostic system guarantees the ongoing efficiency of emission control equipment.

3.2.2.3 Noise ✦

Several years ago Renault set a highly ambitious target of 71dB(A) of external noise for its new vehicles. This has required major noise-reduction measures to:

- reduce mechanical play, minimize engine inertia and increase the stiffness and sound absorption of vibrating panels (glass, body panels and exhaust system);
- limit noise propagation with the aid of filters, silencers, screening and soundproofing;
- adapt materials and redesign components (duct aerodynamics, tire tread pattern) to minimize their impact in terms of noise.

In 2005, depending on the engine fit, Clio III joined the club of vehicles with 3dB(A) lower than the regulatory requirement of 74dB(A), alongside Vel Satis, Espace, Laguna, Mégane and Modus. This corresponds to a 50% reduction in noise intensity compared with Clio II. Special care was taken with the vehicle structure to filter out noise generated by the powertrain.

3.2.2.4 Waste

MANUFACTURING

Since 1995 regular progress has been made in reducing waste volume, characterizing the types of waste produced and enhancing the reliability of treatment and recycling processes.

Reducing waste volumes ✦

Between 2001 and 2006 the volume of waste per vehicle rose by 8% for ordinary industrial waste and declined by 23% for hazardous industrial waste at manufacturing, logistics and engineering sites.

The increase in ordinary industrial waste per vehicle produced is mainly due to the inclusion of new international sites, including Dacia in Romania, RSM in South Korea, and SOFASA in Colombia. Ordinary waste per vehicle has been declining since 2002 due to training in at-source sorting and re-use of materials.

Partnerships with paint suppliers have made it possible to reduce ordinary waste such as putty and paint resides. But these reductions have not entirely offset the increase in hazardous waste caused by the move to water-soluble paints.

VARIATION IN INDUSTRIAL WASTE PER VEHICLE FROM 2001 TO 2006*


Ordinary waste
Hazardous waste
(kg per vehicule)
60
50
40
30
20
10
45.3
54.7
52.7
51.0
53.0
49.1
38.2
27.4
30.7
28.9
28.3
29.2
2001
2002
2003
2004
2005
2006

* *The 2006 reporting scope includes production, logistics and engineering sites (see Chapter 8.3.2). The vehicles included in the production data are those manufactured by the industrial sites in which Renault has a majority interest.*

Optimizing waste treatment ✦

Renault is in favor of implementing a global waste management system at each site, working with a single partner with recognized expertise (Veolia Environnement or Sita Solving). This partnership, implemented at many plants, is optimizing the implementation of progress plans, ensuring secure waste management service provision and making treatment processes more dependable.

✦ Global Reporting Initiative (GRI) Directives


3

DESTINATION OF WASTE IN 2006


91.3%
Level 1:
recycling or recovery
3.6%
Level 2:
treatment or pretreatment
prior to disposal
5.1%
Level 3:
storage in
a specialized center

Renault's policy is also applied in countries where waste treatment plants are lacking. Dacia has its own landfill site for hazardous waste, and it treats leachates in a physical-chemical and biological plant, which has been upgraded to comply with European standards. Renault is also developing its relations with often well-established cement manufacturers in these countries, who are allowed to use industrial wastes as an alternative fuel or substitute raw material. The policies applied in these countries for waste categorization, intermediate storage in protected areas and waste flow management now meet the same standards as those applied in all Renault plants.

USE

Use-phase waste is generated by the commercial activities of vehicle maintenance and repair. Renault cannot quantify this waste single-handedly, but is involved in local and regional actions to establish quantitative indicators.

In France, the Sales & Marketing Department assists the network by proposing a panel of national service providers for waste collection and treatment. Renault has selected Autoeco.com to help the network to monitor the volume and traceability of its waste. Renault also partners the CNPA (National Council of Motor Industry Professionals) in the "Environment Challenge" and ADEME (Environment and Energy Management Agency) in the "Clean Oil and Grease Operation", which are national actions to support the policy of global waste management and continuous improvement.

There are initiatives such as these in several European countries, conducted through a network of recycling correspondents in each country.

END-OF-LIFE VEHICLES ◇

Renault's commitment to the operational implementation of new recycling processes for end-of-life vehicles (ELVs), combined with the development of in-house eco-design processes, has enabled Renault to set a use target of 50 kg of recycled plastic in its cars by 2015. Results will improve from generation to generation as the sources of recycled plastic increase with the development of the plastics reprocessing industry. In 2006, the results for the vehicle range were the following: 95% of the vehicle by weight is recoverable; 5 kg of recycled plastic are used in the Logan and 18 kg in the Modus; 9 kg of renewable materials are used in Logan and 17 kg in Espace.

3.2.2.5 Protecting the environment: water tables and soil

Pollution from the past can potentially come into contact with people and the natural environment through the soil and water tables. Renault has therefore implemented a policy to prevent pollution of the soil and water tables and decides on specific management strategies when there is suspicion of past pollution. In some cases, if environmental or health hazards are identified, remediation of pollution is decided. Management of past pollution of the subsoil is based on an assessment of the state of the environment and aims to reach the best trade-off between impacts and uses. The sustainable development section of the website (see www.renault.com) contains a description of the approach used and explains the rehabilitation of the two main worksites: Boulogne-Billancourt in France and Dacia in Romania. All the sites in which Renault has a majority interest are managed.

Renault's know-how in the field is recognized nationally: a specialist from Renault was appointed by the French Ministry for the Environment and Sustainable Development to the group of French experts on site and soil pollution.

Renault's prevention strategy is based on a detailed environmental assessment of potentially hazardous facilities and sites designed to identify and organize upgrades by order of priority. An indicator monitors implementation of the strategy. To date, it has been deployed in 70% of plants. All the sites will be assessed by 2008.

3.2.2.6 Water resources

MANUFACTURING

Water consumption

WATER CONSUMPTION AND VEHICLE PRODUCTION FROM 1998 TO 2006* ✦


Production
(No vehicles)
Water consumption
(in thousands of m³)
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
30,000
24,000
18,000
12,000
6,000
0
1998 1999 2000 2001 2002 2003 2004 2005 2006

* *The 2006 reporting scope includes production, logistics and engineering sites (see Chapter 8.3.2). The vehicles included in the production data are those manufactured by the industrial sites in which Renault has a majority interest.*


3

The Group's total water consumption fell 36% between 1998 and 2006, of which 17% between 2005 and 2006 owing to the installation of closed-circuit cooling systems at the Flins generator.

Discharges to water

LIQUID WASTE FROM PLANTS FROM 1998 TO 2006* ✦


SS
OM
(kg/day)
METALS
(kg/day)
4,000
3,000
2,000
1,000
0
100
50
0
1998
1999
2000
2001
2002
2003
2004
2005
2006

* *The 2006 reporting scope includes production, logistics and engineering sites (see Chapter 8.3.2).*

Suspended Solids (SS): Levels of waste in suspension in 2006 were comparable to those in 1988 despite the change of reporting scope.

Oxidizable Matter (OM): Oxidizable matter rose by just 4% between 1998 and 2006 owing to the inclusion of the Curitiba and Pitesti industrial plants, which contributed more in 2006 than in 2005.

Toxic Metals: Heavy metal discharges decreased 20% between 1998 and 2006.

Each site's industrial management plan includes a policy aimed at generating savings and reducing the pollutant load of discharges. The goal is to increase process efficiency by:

- optimizing wastewater treatment methods: 66% of Renault facilities are equipped with their own physical-chemical treatment plants. Operated on a quality assurance basis, many of these employ the latest technologies, including membrane bioreactors;
- reducing or recycling active products at the powertrain sites by centralizing equipment for machining and washing parts, by improving water quality, and by rationally managing the baths;
- treating pollution at source: The "zero liquid waste" policy implemented on an experimental basis in 1997 at the STA site in Ruitz (France), followed by the engine plant in Curitiba (Brazil), is being rolled out to all the powertrain sites;
- preventing accidental pollution by setting up containment tanks.

3.2.3 Cross-functional management of environmental issues ✧

The following key events illustrate how these issues are managed across a vehicle life-cycle:



Supply chain	Manufacturing	Transportation	Use	End-of-life
1996: Packaging **2000**: Reporting on substances and recycling, training	**Before 95**: management of waste, water and energy **1995**: Industrial environmental policy		Reduction of environmental impacts: atmospheric emissions, noise, recyclability, etc.	**1995**: Framework agreement Since then, players concerned by recycling (carmakers, government bodies, breakers, etc.) have been working to achieve 85% recyclability in 2006 and 95% in 2015 in each country
2004: Life-Cycle Inventory (LCI) external database	**2004**: Global management with certified data	**2004**: Database on impacts caused by supply transportation	**2004**: Plan to deploy environmental management in the commercial function	
2005: Working groups launched	**2005**: Dacia ISO 14001 certified	**2005**: Working groups launched to reduce environmental impacts of transportation	**2005**: Key account sales personnel trained	
2006: Sustainable Development supplier assessment	**2006**: Eco-design introduced in manufacturing programs	**2006**: First consolidation method for CO_2 tonnage related to logistics	**2006**: Renault Commitment 2009	**2006**: European networks set up to collect end-of-life vehicles (ELVs)

✦ Global Reporting Initiative (GRI) Directives



All Renault's functions are progressively being involved in environmental management. It is already well structured in the manufacturing, design and purchasing functions. The sales, marketing and communications functions are being structured to meet new challenges along with the commitments in Renault Commitment 2009. A marketing launch group to coordinate the roll-out of environment-related products and services has been set up, as has an Environment Intercom unit to coordinate corporate and product communication.

Renault Samsung Motors has already put a form of global management into practice. It obtained ISO 14001 multi-site certification for the manufacturing, vehicle development and commercial functions.

Already an award-winner in 2005 for the eco-design of the Modus dashboard, Renault received the prize in the "Environmental Management for Sustainable Development" category of the 2006 *Entreprises & Environnement* Awards given out by France's Minister for the Environment and Sustainable Development. Awarded in recognition of Renault's international deployment of its environmental management system, the prize was presented on November 28, 2006, by Nelly Ollin, Minister for the Environment and Sustainable Development, at the Pollutec exhibition in Lyon, France. ✦

3.2.3.1 Environmental organization

The focal areas of Renault's environment policy, included since 2002 in the broader commitment to sustainable development, are debated and decided at the Group Executive Committee. The Strategic Environmental Planning Department is implementing this policy in the different sectors of the company.

The Vice President, Strategic Environmental Planning, reports directly to the Executive Vice President, Plan, Product Planning and Programs. This organization involves direct reporting to the Group Executive Committee and highlights the cross-cutting importance of the environment.

The Strategic Environmental Planning Department has nine members responsible for setting strategic targets, implementing environmental policy in different sectors, consolidating problems and managing communications. It is supported by a network organization to incorporate environmental protection in all the environment-related functions. In 2006, more than 420 "network heads" and around 2,000 managers coordinated environmental knowledge. Expertise in several areas (energy, water, fuel, etc.) was identified and expanded with the aim of supporting the environment network. Renault's policy stresses shared collective guidelines for its functions. Authority for implementing and managing environmental policy for the Group as a whole and responsibility for operational management, which is shared between all the environment directors and every function, lies with the Executive Vice President, Plan, Product Planning and Programs.

The Vice President, Strategic Environmental Planning presents the company's strategy and action plan to the Group Executive Committee so that decisions are taken at the highest level.

This organization was rounded out in 2006 with a new steering committee for CO_2 and biofuel initiatives in Renault Commitment 2009. Made up of managers from the departments involved, this committee will see that the plan is carried out and that efforts are properly directed to achieve the quantifiable objectives. It will do this through a cross-functional network of multidisciplinary groups that will hunt for ways to make even small reductions in CO_2 emissions, that will adapt vehicles to run on biodiesel B30 and ethanol E85, and that will guarantee the sales commitments.

This organization will be adapted over time according to technological developments.

The "Skills 2010" project for the environment points the way to the future. Under the approach introduced in 2003, three levels of key competencies for the future have been identified: environmental expertise, transformation of some of the core automotive businesses, and the additional competencies of all the other functions.

3.2.3.2 Environmental management during the life cycle

ENVIRONMENTAL MANAGEMENT IN THE DESIGN AND DEVELOPMENT PHASE

To effectively reduce pollutant flows generated in the different stages of the life cycle, it is important to start from product design and development, which is three to five years – depending on the innovations – before the car is released on the market.

In its development process, each new project better integrates choices of materials, fluid extractability, dismantling operations for recycling, pollutant emissions, fuel consumption, CO_2 emissions, outside noise and the environmental impact of product choices on industrial processes, while making plant workstations more ergonomic and improving occupant and pedestrian safety, and the quality/price ratio.

Eco-design of industrial processes

The projects are steered through industrialization contracts for each function that follow the guidelines of a quality assurance contract, with assistance from the support functions (energy, logistics, environment, socio-technical, etc.). Existing contractualization and validation documents are designed to ensure the visibility and traceability of projects (policy circular, industrial pre-contract per function, industrial contract per function, functional contract (including industrialization and "profitability indicators") and lastly technical agreements until desired performance is attained.

Eco-design of products

Eco-design is a major development that involves not only Renault's own designers, but also the designers at component and materials suppliers. To implement this new and complex approach, the network of external experts has been broadened to include specialists who take part in the drafting of future standards, in exchange platforms for methodologies, in the construction of databases and prioritizing environmental impacts.

Renault's logic is to integrate the environment into the usual development process followed by designers. With each project launch, environmental advances tested on one vehicle can be applied to others. Some of these technological solutions can become technical policies.

Clio III illustrates Renault's commitment to improving its performance on reducing fuel consumption by integrating this concern right from the design and development phase.

Below are a few examples of specific action implemented to optimize aerodynamics and lower fuel consumption:

- on the front and sides of the vehicle, special attention was paid to the shape of the bumpers, windshield pillars (leading edge on the inside), hub caps (flat with little perforation) and door mirrors (the air drag ratings for the door mirrors are among the best in the segment);
- innovations were developed for the electronics system. The electric power steering goes into standby mode when no steering wheel action is detected, reducing mechanical loss via the standard hydraulic pump by 1.6Nm. As a result, consumption is reduced by 0.2 liter/100 km over a standard cycle and 0.3 liter/100 km over an urban cycle (compared with hydraulic power steering).

On November 29, 2005, France's Minister for the Environment and Sustainable Development awarded Renault second prize in the "Ecoproduct for Sustainable Development" category at the 2005 *Entreprises & Environnement* Awards. The prize distinguishes a product or service whose design incorporates sustainable development concerns: economic viability, social benefit and environmental gain. The 2005 award was for the dashboard of Modus.

A wide selection of test models, simulations and databases is used to validate technical solutions by the personnel in charge of materials, pollutant emissions, fuel consumption and CO_2 emissions. They are used in the validation stages that make up the second half of the vehicle design and development process.

VEHICLE DESIGN AND DEVELOPMENT PROCESS


- How does the customer see his or her car four years from now?
- Customers surveys
- Competitor analysis
- Analyses of social trends
CUSTOMER EXPECTATIONS
Choice of concept
Translation of customers' expressions (e.g. comfort, performance, etc.) into vehicle characteristics (seats, engine, etc.)
DEFINITION OF TARGETS
Specifications
COMPONENT DEVELOPMENT
The various engineering departments (engine, gearbox, body) develop the components and define manufacturing processes in collaboration with equipment suppliers
DIGITAL COMPUTATION
Sizing by computation of steel structure performance under crash conditions
Prototypes
REAL-LIFE TESTING
- Engine development on test benches
- Track and road tests (reliability, weather conditions, types of terrain)
CUSTOMER SATISFACTION
- Quality inspection during manufacture in plants
- Regular satisfaction surveys

Some results, particularly pollutant and CO_2 emissions, are used for vehicle approvals.

Supplier reports on the materials and substances used in parts delivered are tested in several ways:

- the Quality Assurance process implemented by Renault and Nissan;
- indicators on the quantitative monitoring of responses using a computer program that locates reports in the parts documentation system;
- two checks of a more qualitative nature when designers receive the parts and when the parts plans are signed.

ENVIRONMENTAL MANAGEMENT IN THE SUPPLIER CHAIN

Renault's strategy vis-à-vis its suppliers is founded on long-term relationships, the involvement of suppliers in projects at a very early stage of development, and the institution of a common language and common working methods.

The environment is an essential issue, requiring the involvement of the entire supplier chain. Since the end of the 1990s, Renault has sought to convey the importance of eco-design and life cycle management to tier-one and lower-tier suppliers. The environment is now an integral part of the Sustainable Development Plan of the Purchasing function (see Chapter 3.3.2.2).

ENVIRONMENTAL MANAGEMENT IN THE PRODUCTION PHASE

All the plants in the Renault group, regardless of their location, implement the principles of environmental management. New sites or recent acquisitions, such as Somaca (Morocco), Avtoframos (Russia) and Dacia (Romania) follow the same approach (cf. www.renault.com).

To make sure that the environment is taken into consideration in all activities with an impact on the environmental process at production plants, Renault has set up a program to integrate the environment in projects and plants, and to maintain a link between these two entities.

Cross-function environmental tools

The environmental progress and risk prevention policy is supported by cross-functional tools:

- management of French and international environmental regulations;
- Ecorisques – an expert system that identifies the most significant environmental impacts and the danger potential of installations to be addressed as a priority in each plant's environmental action plan;



- Chimrisk – the Renault group's sole chemical risk management database, for both health and the environment. It is associated with the www.quickfds.fr server to provide safety data files updated in different languages;
- a documentation base containing standards of best environmental practice and risk prevention accessible to all members of this environmental network.

Integrating the environment in the projects

In powertrain activities, the roll-out of environmental management in industrial projects is currently being validated and will soon be receiving external certification. Integration has covered 20 powertrain activities, spanning all aspects of industrial projects, from beginning to end, across the Powertrain Engineering Department. This structure makes sure that environmental issues are taken into consideration, in terms of both environmental compliance and efforts to reduce the environmental impacts of the Group's industrial activity. This approach is applied to all the projects undertaken at industrial sites. Each site makes a commitment to reaching a level of environmental performance comparable to that of a target plant within 10 years.

This process is now being extended to body-assembly projects.

Environmental management at the plants

Setting up continuous improvement processes based on the ISO 14001 standard ◆

Renault is pursuing a process of continuous improvement to achieve compliance, backed up by the skills and involvement of all its employees. The Group is implementing an environmental management system, for which it obtained its first ISO 14001 certifications in 1999.

A total of 40 production or design sites, accounting for more than 90% of the Renault group's activity, have obtained certification based on this standard.

Placing the environment closer to the field thanks to the Renault Production Way

In 1999 Renault began training its employees worldwide in environmental issues with the Cap'éco 1 program. It followed up in 2004 with the decision to integrate the principles of environmental management at the grassroots level by making its environmental standards part of the Renault Production Way (SPR). Reflecting this objective, each workstation at the Group's production sites respects a number of environmental requirements, linked to the work of the operators.

Defining the environmental requirements of each workstation is a three-stage process:

- engineering teams identify requirements relating to chemicals management and waste treatment;
- the site includes these requirements in the documentation for each workstation;
- operators are trained to perform the actions set out in these documents.

In compliance with the SPR process, each unit manager must assess the compliance of each workstation every month.

Today, project teams are systematically trained to apply environmental standards, and roll-out is in progress across all Group sites.

Staying one step ahead with the environmental management plan ◆

The environmental management plan launched in 2002 describes how the industrial activities of each site are liable to evolve over the next 10 years, in line with its ecological sensitivity. Particular emphasis is placed on the arrival of new vehicle projects or the modification of plant facilities. The plan contributes to the dialogue between engineers, building planners and plants by defining targets for reducing environmental impact at the earliest stage of project development. Plans are updated regularly.

This plan was first introduced at production sites in Western Europe. Since then, it has gradually been extended to other sites, including Busan (South Korea) and Curitiba (Brazil) in 2006.

Data produced by management plans are used to set medium- and long-term targets for the function teams responsible for selecting manufacturing processes. The method developed facilitates decision-making to help sites identify their technical and managerial priorities, specify the expected results in collaboration with the function teams, and establish performance levels in relation to the competition.

In 2005, the plan was extended to office sites, in order to apply the same approach across the entire Renault group.

Inspection

Renault has designed its own audit standards. The environmental network did not want to limit this process to ISO 14001 standards. The internal audit should make it possible to pursue the progress achieved at the sites and organize the Group's management. The standards serve in particular to inform plant managers about their performance, the state of their program and its implementation, as well as to ask for assistance from other functions to put appropriate measures into place. They also serve to harmonize communication with corporate or financial partners on environmental performance.

The management system is evaluated by internal audits, referred to as "network audits". Audits were performed at all sites from 1999 and are continuing today. These audits seek to promote dialogue between environmental managers and to encourage consultation between different functions in order to identify solutions and improve performance.

ENVIRONMENTAL MANAGEMENT IN THE VEHICLE USE PHASE ◆

Numerous life-cycle analysis studies show that greenhouse gases account for around 80% of the environmental impact during the vehicle use phase. Renault may take action in a number of areas to reduce this figure: eco-design, driver behavior and sound ecological practices implemented by the sales network for sales and services activities.

Educating consumers in eco-driving

Renault is studying two possible lines of progress to promote eco-driving. The first is to design vehicles that help drivers cut fuel consumption, through onboard computers that provide real-time information on average consumption. Renault vehicles also feature a stress-free environment

(comfort, acoustics, etc.) and safety equipment such as the tire pressure monitoring system, which detects low tire pressure. The second is to provide access to training in eco-driving. Tips on eco-driving and vehicle maintenance can be found in all users' manuals. At the 2006 Paris Motor Show, 100,000 "question-and-answer" brochures on the automobile's role in global warming were passed out by Renault and the ADEME. Starting in late 2006, 400,000 are being given to customers when they pick up their new car.

A greater role for environmental management in the sales and marketing function

The sales and marketing function is gradually becoming involved in environmental issues. A number of experiments have been conducted across Europe on the role of environmental management in commercial affairs.

In France, a total of 25 sites have been ISO 14001-certified, after commercial affairs managers and Market Area France voluntarily decided to start the process.

Since 2004, following these trials, Renault has put in place an environmental management system for the European primary network. In 2006 Market Area France initiated the process with tools tailored to the needs of its distribution network (educational kit, environmental documentation base) using the experience acquired by Renault at its production sites.

ENVIRONMENTAL MANAGEMENT IN THE VEHICLE END-OF-LIFE PHASE

In line with its long-standing commitment to recycling, Renault is setting up a new industrial system involving a wide range of European players who are able to meet the objectives set by regulations.

Renault has developed technical specifications and economic instruments to boost the recyclability of the parts and materials used in its new vehicles. The Group's suppliers are also committed to this continuous process. Their role is to develop reliable fluid extraction methods, enable fast and simple parts removal, and promote the use of recyclable materials. Renault sets targets for each new project. At the same time, it has developed quantification instruments such as the Index of Recyclability by Function (IRF), which is currently being rolled out with key suppliers.

Renault is pursuing a proactive policy aimed at using recycled polymers in new vehicles and thus contributing to the emergence and development of new operators and new treatment capacities in Europe. Renault's objective is to integrate 50 kg of recycled polymers in new vehicles by 2015.

In application of European directives on banned substances, Renault has introduced systematic reporting concerning the components, materials and substances present in the parts and products of its vehicles.

Recycling operators and energy recovery firms can obtain information on methods of decontamination, disassembly and recycling on the www.idis2.com site.

At the end of 2005 a network of approved collection and treatment centers was set up for Renault vehicles wherever necessary across Europe. Information on this network will be sent to the last owners of end-of-life vehicles.

Renault is taking part in a Europe-wide research and development project concerning the sorting and recycling of ground waste, and technologies for recovering energy from waste. Renault's partners in this project are the École Nationale des Arts et Métiers in Chambéry, the University of Delft, the RECORD association, and a few suppliers including Galloo Plastics and Rieter Automotive.

At the same time, Renault is actively contributing to the economic and regulatory performance of dismantling processes, through its leadership in the market of renewed and reconditioned parts.

3.2.3.3 Environment-related communication

COMMUNICATING ON ENVIRONMENTAL IMPACTS

One of the fundamental principles of Renault's sustainable development policy is regular progress in improving the quality of information and making it available to all audiences. Non-financial sustainable development data have been included in Renault's registration document since FY 2002.

Since 1999 the environmental data from the Automobile industrial and support activities (design, development and logistics), in which the Group has a majority interest and over which it has operational control, have been verified by the Renault group's statutory auditors.

Environmental information relating to automobile products is governed by standards or regulations, stipulated in the approvals required for releasing a product. These cover fuel consumption, CO_2 emissions, pollutant emissions, noise and safety requirements. As part of the same process, automakers worked with the European authorities to agree on a regulatory percentage of vehicle weight that must be recyclable after December 15, 2008.

This information can be found in Chapter 8.3.2 Site environmental indicators.

There is no process for consolidating waste from all of Renault's sales subsidiaries yet. However, each subsidiary performs a quantified environmental impact survey as a basis for its environmental management.

In 2006 Renault's sustainable development website was shut down and its environmental and social content moved to a newly created Sustainable Development section on the corporate website at www.renault.com.

An environmental committee (Intercom Environnement) was created in 2006 to draw up a communications plan for environmental issues and to coordinate all Group communications on this subject. This plan is being developed in close collaboration with the Brand Identity and Sales and Marketing Departments.

COMMUNICATING WITH EMPLOYEES AND THEIR REPRESENTATIVES

On April 25, 2005 a special day was organized to present the key environmental issues facing automakers to members of the Renault group Works Council.

Activities are regularly conducted across a range of sites, including production plants, headquarters, engineering facilities, and sales and marketing units. These activities include meetings and discussions (World Environment Day, conventions, open houses, etc.), as well as in-house


3

publications and "external" publications distributed in the sales network. The intranet portal includes regular posts on environmental events. An environmental blog was published during the 2006 Paris Motor Show. Set up in 1998, the *Gazette Environnement* magazine keeps all members of the environment network up-to-speed on environmental issues and concerns within the Renault group. It is published less frequently now because more articles on the environment are appearing in the company's other media.

COMMUNICATING ON LOCAL AND REGIONAL ACTIONS AT THE PLANTS

The information on sustainable development attests to Renault's commitment, but cannot answer all environmental questions concerning individual sites. The sites have undertaken to publish environmental reports either on the Internet or in hard copy. Setting out the actions and detailed results of each site, the environmental report provides clear information and acts as a useful basis for dialogue between sites, personnel and local stakeholders, including residents, local councils, associations and government bodies.

A total of 28 sites published an environmental report in 2006. These can be viewed on Renault's sustainable development website.

All ISO 14001 sites, on the current basis, will be posting environmental reports in 2007.

COMMUNICATING WITH CUSTOMERS

In 2005 the marketing function helped set up an organization to meet the needs of key account customers for their vehicle fleets. This included a sales brochure explaining Renault's environmental policy and special analyses in the areas of fuel consumption, pollutant emissions and road safety.

In 2006 Renault–Key Account meetings focused on gaining a better understanding of environmental issues and framing an environmental policy for large corporate customers with vehicle fleets. Some of these meetings led to cooperation in areas such as biofuel vehicle trials and environmental education for employees. At the 2006 Paris Motor Show, Renault had an area dedicated to the environment where visitors could learn about new biofuel technologies, well-to-wheel analyses, and the link between CO_2 and consumption.

SHARING RENAULT'S KNOW-HOW WITH OUTSIDE PARTNERS

To promote the UN's Global Compact among small and medium-sized businesses in the Paris metropolitan area (Île de France), Renault has joined forces with public administrations and businesses to form the Île-de-France Club for Sustainable Development. Taking part alongside Renault are the DRIRE (Regional Directorate for Industry, Research and the Environment) for the Paris region, the École Nationale Supérieure des Arts et Métiers, industry leaders like LVMH and Veolia Environnement, as well as 18 small and medium-sized businesses and four inter-trade federations.

The objectives are to promote multilateral exchanges of experience and best practices through the use of collaborative tools, visits to industrial sites and conferences, with a view to helping companies make real progress. The goal is to make the Global Compact[7] known to as many companies as possible.

RECOGNIZING THE PERFORMANCE OF ENVIRONMENTAL MANAGEMENT SYSTEMS AND COMMUNICATION

On December 9, 2004 the French National Board of Statutory Auditors awarded Renault two prizes for the quality of its environmental and labor-related information, at the fifth awards ceremony held at the Paris stock exchange building. The Group was awarded the prize for Best Sustainable Development Report and the Special Jury Prize for the company that provided the most relevant, useful information in its report.

Numerous plants have earned recognition for their environmental actions:

- the Novo Mesto plant received the prize for the most environmentally responsible company, awarded by the Environmental Development Fund of the Republic of Slovenia, in 2003;
- the Portuguese-French Chamber of Commerce and Industry awarded the Environmental prize and the Investment prize to the Cacia plant in Portugal in 2004;
- Busan Metropolitan City in South Korea awarded its "Green Company" prize to the Busan plant in 2004;
- in 2005, the Prefect of the Hauts-de-Seine department congratulated Renault on its transparent and professional attitude during the decontamination work carried out at the Trapèze site in Boulogne-Billancourt (France);
- the Bursa plant (Turkey) received an award from the Turkish Ministry of Forests and the Environment in recognition of its efforts to promote environmental awareness in 2005.

As noted already in Chapter 3.2.3, Renault received the "Environmental Management for Sustainable Development" prize in 2006. Awarded in recognition of Renault's international deployment of its environmental management system, the prize was presented on November 28, 2006, by Nelly Ollin, Minister for the Environment and Sustainable Development, at the Pollutec exhibition in Lyon, France. ✦

(7) The objective of the Global Compact is to promote, within a UN framework, a set of fundamental values based on ten principles concerning the environment, human rights and the fight against corruption.



3.3 Social performance

Through Renault's growing international reach and the role that its products play in society, Renault's influence extends beyond the boundaries of the company. Renault has close relationships with a wide range of stakeholders, including customers, suppliers, dealers, scientific experts, local communities, non-profit organizations, and government bodies. These relationships are underpinned by two guiding principles: building dialogue and promoting transparency and loyalty.

Renault is also involved in major social issues related to the automotive industry, such as sustainable mobility and road safety. It also takes part in initiatives to support civil society.

3.3.1 Ethics and compliance

3.3.1.1 Internal standards ◇

CODE OF GOOD CONDUCT ◇

In 1998 Renault introduced a Code of Good Conduct that provides a framework for relationships with all stakeholders, both inside and outside the Group. The Code is given to managerial staff and to suppliers in order to outline clearly defined principles for dealing with complex or unexpected situations.

An Ethics and Compliance Committee was set up in 2000 to oversee the enforcement of the Code and its development in the Group and also to define the related communications policy. This system is coordinated on a permanent basis by the Compliance Officer, who consults regularly with the Committee.

Internal control procedures are also applied:

- in the cash management department and the financial departments to combat money laundering and movements of funds directly or indirectly connected with terrorism;
- internationally, to combat corruption;
- in the distribution networks, to ensure that management indicators are transparent;
- in relations with suppliers, to prevent conflicts of interest and ensure that Renault's suppliers respect employees' fundamental rights.

DECLARATION OF EMPLOYEES' FUNDAMENTAL RIGHTS

On October 12, 2004 Louis Schweitzer, together with the secretary general of the International Metalworkers' Federation (IMF) and the trade unions, signed the Declaration of Employees' Fundamental Rights. This Declaration is in keeping with the Group's sustainable development policy and one of numerous international undertakings to which it adheres (see "Employee relations performance", Chapter 3.1).

3.3.1.2 International regulations ◇

With transparency and progress as goals, Renault adheres to international norms and standards established to regulate companies' social, employee relations and environmental practices. Renault officially joined the UN-sponsored Global Compact in 2001. Renault is also committed to the guidelines of the Organization for Economic Cooperation and Development (OECD) as well as to the Declaration of the International Labor Organization (ILO) on Fundamental Principles and Rights at Work. Renault complies with the Global Reporting Initiative (GRI), which seeks to develop indicators applicable worldwide to get a clearer picture of the economic, social and environmental performance of publicly listed companies (see table at the end of the document).

The UN global compact

Proposed by the then UN Secretary General Kofi Annan in July 2000, the Global Compact brings together major multinational companies, UN agencies and non-governmental organizations (NGOs) around 10 principles of sustainable and responsible development laid down by the United Nations. The partners are asked to uphold and promote these principles both internally and externally. Renault officially joined the Global Compact in July 2001, meaning that each year it undertakes to submit a "Communication on Progress" and examples of best practices in support of the Global Compact.

Renault is also a member of the Forum des Amis du Pacte Mondial (Forum of Friends of the Global Compact), which acts as the representative in France of the UN Global Compact Office in New York. Kofi Annan and French President Jacques Chirac officially inaugurated the Forum on January 2[illegible], 2004. The Forum aims to support the application of the Global Compact's 10 principles, extend the network of member companies and encourage members to learn from each other and to pool information.

◆ Global Reporting Initiative (GRI) Directives



3.3.2 Renault and its stakeholders ✦

The Renault group maintains close relations with its environment – partners, suppliers, dealers, customers and institutions – and its influence extends well beyond the company's boundaries. Extensive ties are also established with local communities near Renault's major sites. Renault and other stakeholders – non-profit organizations like ORSE and EPE – , or international organizations - like the UN's Global Compact and Environment Program - are exploring opportunities for new ties and building on this experience.

3.3.2.1 Customers ✦

The customer is at the heart of Renault Commitment 2009. By aiming to position the future Laguna among the top three cars in terms of product and service quality, Renault is making a commitment to its customers.

The key to success is designing vehicles and services that fulfill customer expectations and guarantee complete satisfaction throughout the vehicle's life cycle.

At the vehicle design phase, customers' needs and requirements are analyzed through surveys and tests. Marketing projects are incorporated upstream to give customers a greater say.

To guarantee the best quality for its customers, Renault launched the Renault Excellence Plan (PER), comprising of five strands encompassing all of the company's functions:

- PER 1: design robust vehicles;
- PER 2: produce compliant vehicles;
- PER 3: increase reliability and sustainability for all types of use;
- PER 4: ensure sales and after-sales quality for customer satisfaction;
- PER 5: instill a culture of quality in the company.

The plan is guided by results, feedback from customers and satisfaction measures. ISO 9000 certification for Market Area France and the French distribution network shows that this system for managing customer satisfaction is effective. ✦

To meet customers' expectations and provide them with worry-free driving, Renault offers a wide range of services such as Renault Minute and Renault Minute Bodyshops, Renault Assistance and Renault Rent, while guaranteeing that strict quality standards are applied across the entire network.

Renault's quality policy hinges on having personnel who are attentive to customers' wishes and who strive to satisfy them. Training programs are organized to ensure that all Renault and network staff concerned are aware of quality concepts and targets. ✦

3.3.2.2 Suppliers ✧

Suppliers are among Renault's key partners.

Renault's supplier strategy is based on the continual search for better performance. By forming long-term relationships in a climate of mutual respect, transparency and trust, Renault develops ongoing dialogue with suppliers. This improves their response to Renault's requirements, brings access to their best technologies and allows corrective actions to be taken jointly when problems arise.

Renault has developed structured tools to improve suppliers' processes. This has made it possible to improve product quality, to secure sourcing, and to optimize tier-one suppliers' management of their lower-tier counterparts. For example, suppliers are immediately brought into the process of analyzing the causes of breakdowns when parts under warranty come back from the network. ✦

To achieve its performance objectives, the Purchasing Department selects a restricted supplier panel on the basis of predetermined criteria:

- mutual compliance with economic, technical, quality and logistics commitments, which are subject to regular performance reviews;
- occupational welfare criteria (protective gear, safety, use of chemicals, etc.). The Group Working Conditions Policy includes concern for staff safety and working conditions at suppliers and subcontractors. In 2003 Renault asked its main suppliers to make a formal commitment to the values enshrined in the UN Global Compact, and in 2005 and 2006, to the Renault Declaration of Employees' Fundamental Rights; ✦
- environmental criteria (waste, risk prevention, storage, etc.). Suppliers of components and materials are involved in eco-design and life-cycle management. They are beginning to take the initiative in proposing technological improvements to enhance the environmental performance of products, notably in terms of the substances used and recyclability.

In 2006 social and environmental criteria were incorporated into the supplier approval, supplier selection, and performance review procedures. Tools have also been created to help buyers and quality specialists to assess environmental performance and working conditions at supplier production facilities during on-site visits. A self-assessment process for suppliers was also set up. These developments have made it easier to evaluate risks and to draft progress plans with suppliers ahead of performance reviews. ✦

These are the results of the sustainable development action plan that was approved in November 2004 by the Purchasing Management Committee.

The action plan for the period 2007-2009 will focus on improving the evaluation of shortfalls in meeting social and environmental standards. It will facilitate the application of the inspection policy at suppliers' sites.

3.3.2.3 Non-profit organizations ✧

AS AN EXAMPLE, RENAULT IS A MEMBER OF:

In France

- Entreprise Pour l'Environnement (EPE): A discussion forum on environmental and sustainable development issues. In 2006, as

part of EPE's work on employee health, Renault's medical team did a presentation on Renault's stress, anxiety and depression clinic. Renault's delegate on transportation policy made a presentation to EPE's transportation working group about the transportation plan for employees of the Technocenter in Guyancourt (France).

- Observatoire sur la Responsabilité Sociétale des Entreprises (ORSE): An association of companies, trade unions, investors, audit firms, and NGOs. A forum for discussion and proposals, ORSE seeks to promote sustainable development and the rating of companies' social performance. In 2006 Renault took part in ORSE's purchasing club, aimed at sharing best practices on social and environmental aspects of purchasing.
- Comité 21: An association with a varied membership created in 1995 to monitor the commitments made by governments at the Rio summit.
- Renault is also represented by the French Automobile Manufacturers' Committee (CCFA) at Airparif, a parastatal organization that monitors air pollution and measures emission levels in Paris, and Bruitparif, which monitors noise pollution in the greater Paris region.

At the European level

- European Round Table of Industrialists (ERT): A forum of 45 leading European industrial firms that promotes economic competitiveness and growth in Europe. Since inception in 1983, ERT has contributed significantly to improving dialogue between industry and governments at both national and European levels. Renault is involved in most of the ERT's working groups.

At the international level

- World Economic Forum (WEF): Founded in 1971 the Geneva-based WEF is an independent international organization that works to improve economic and social conditions around the world. Its members, drawn from all business sectors, work with universities, governments, religious organizations, NGOs, and artists.
- World Business Council for Sustainable Development (WBCSD): A forum composed of some 180 international companies in a shared commitment to sustainable development. In 2006 Renault was involved in the Sustainable Mobility Sector Project and took part in the Energy & Climate focus area (see Chapter 3.3.3.4 Renault's global initiatives to promote sustainable mobility).

3.3.3 Renault, architect of sustainable mobility ◇

3.3.3.1 The challenges of sustainable mobility

Sustainable mobility seeks to reconcile people's need to move about independently and to communicate securely and affordably while respecting essential human and environmental values, now and in the future.

To meet this objective, government and industry must work together and encourage national and regional policies based on clearly defined strategies.

3.3.3.2 Renault's policy on sustainable mobility

Renault's transportation policy to make mobility more sustainable consists in:

- applying the concept of sustainable development, i.e. compatibility between the short and the long term;
- continuing to reduce the harmful effects of automobiles by always analyzing the cost-effectiveness of planned measures;
- developing innovative services to promote mobility;
- making rational and efficient use of infrastructure via telematic services;
- involving the Renault network of experts proactively in the public debate on sustainable mobility;
- paying special attention to the relationship between the automobile and the city and the necessary balance between individual and public transportation;
- optimizing mobility, as illustrated by the transport plans for employees at the new Equinove offices in Plessis Robinson, near Paris, and the Technocentre, in Guyancourt (France);
- bringing together a network of experts from departments at Renault in a Transportation and Mobility Committee to contribute to the public debate and initiate projects both inside and outside the company.

To support these principles, Renault is setting up or taking part in initiatives to promote sustainable mobility in France, Europe, and elsewhere in the world.

3.3.3.3 Renault's national initiatives to promote sustainable mobility

Renault teamed up with the Swiss operator Mobility Car Sharing®, the European car-sharing leader, to respond to the request for proposals issued by the municipal authorities in Nantes in 2005. The aim of this project is to create a joint venture to launch and manage a car-sharing service in that city. Renault has proposed setting up an organization with private and public partners that would grow and expand nationally so as to become profit-making. Renault helped design the service, as well as the

(8) Mobility Car Sharing has 60,000 members and manages 1,800 vehicles based at 1,000 locations in 400 Swiss communities. Renault vehicles make up nearly 60% of its fleet.

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procedure for adjusting supply to demand and the balance between car-sharing and car rental. It also made a commitment to share the risk during the service's start-up phase. In order to provide a highly professional and industrialized service, Renault proposed an innovative implementation that would overhaul governance and decision-taking procedures. It has submitted proposals to other French cities that have expressed interest in car-sharing services.

The expertise of the Transport & Mobility Group has earned Renault a reputation as a leader in the search for innovative solutions for car services management. These solutions are based on rationalizing and optimizing car use in densely populated urban areas and positioning collective car use as one alternative in a wide range of public transport and low-impact travel options.

In 2006 Renault was involved in the effort led by the Paris city authorities to set up an Extended Hours Agency, aimed at adjusting the opening hours of public services and transportation to suit new working hours. The plan could involve various mobility services.

Other solutions were provided with the Paris mass transit authority, RATP, in 2005. These included grouping bus shelters together and adding two shuttle services from the Versailles Chantiers railway station and the Pont-de-Sèvres metro station, with three coaches running morning and evening on each route, transporting a total of 370 employees. In June 2004 Equinove was added to the destinations on the car-pool intranet server. As a result of these initiatives, public transportation carries about 25% of the traffic, close to the figure for the Technocenter (26%), and car-pooling 10%, compared with 14.5% for the Technocenter.

Exploratory research and international benchmarking on company's transportation plans were conducted, to identify best practices and glean prospects for deploying these initiatives.

Renault is also involved in PREDIT 3, a land transport research and innovation program initiated and managed by the ministries responsible for research, transport, the environment and industry, together with ADEME and France's Agency for Innovation (ANVAR). The program is intended to promote the development of transportation systems that are economically, socially and energy efficient as well as safer and friendlier to users and to the environment.

In 2006 Renault participated in committees monitoring car-sharing projects initiated by PREDIT's Group 2 (mobility services). In particular, Renault is monitoring research on economic and legal viability in order to prepare an experimental phase for this type of service.

Renault has offered special terms to the operators of car-sharing services in Paris (Caisse Commune) and Strasbourg (Auto'trement).

3.3.3.4 Renault's global initiatives to promote sustainable mobility

Renault has taken part in an international project on sustainable mobility for 2030. As part of the World Business Council for Sustainable Development[9], 12 American, Japanese and European companies from the automobile and oil industries launched a major study on what mobility should be in 2030 and how to achieve this.

Sustainable mobility seeks to reconcile people's need to move about independently and communicate, both securely and affordably, with respect for essential human and environmental values, now and in the future.

The aim of Mobility 2030 is to develop a vision of sustainable mobility that takes account of needs and proposes solutions that are acceptable to consumers and society in terms of employment and the environment. It promotes concrete actions with the assistance of a support network in both developed and developing countries.

The final Mobility 2030 report was published in July 2004, following the earlier Mobility 2001 study, which analyzed the general situation. The partner companies then began discussing a road safety action plan for developing countries. This led to the creation of the GRSI by the Global Road Safety Partnership (see below).

In 2006, as a follow-up to Mobility 2030, Renault became involved in a new project, called "Mobility for Development". The project looks at case studies of cities in India, Brazil, China, and Africa, and the links between mobility and development. The aim is to publish a global report within four years to enable governments and institutions to measure the extent to which infrastructure mobility impacts on development.

In 2006 Renault took part in the SIMBA project, supported by Ertico and the European Commission, which aims to identify research cooperation priorities between India, Brazil, South Africa, China and the European Union. The project focuses on intelligent transportation systems, infrastructure, mobility, safety, and the automotive industry.

A consequence of rapid urban growth is the soaring number of cars. The objective of SIMBA's research is to identify conditions favorable to motorized transport and measures to support its development. Students from emerging countries who have studied in the Transportation and Sustainable Development Master's program set up by the Renault Foundation (see below) also have the opportunity to participate in this project.

An international network of experts that will focus on the subject of sustainable mobility is also being developed through meetings and exchanges with Chinese research laboratories in Beijing and staff from the Universities of Tongji and Jiao Tong in Shanghai, as well as with The Energy and Resources Institute (TERI) and the Indian Institute of Technology's Transportation Research and Injury Prevention Program (TRIPP) in New Delhi.

(9) *The World Business Council for Sustainable Development (WBCSD) consists of 180 international companies from 30 countries and 20 major industrial sectors that are engaged in implementing sustainable development in three key areas: environmental protection, social equity and economic prosperity. The Council's work focuses on eco-efficiency, innovation and social responsibility in the business community (www.wbcsd.org).*


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3.3.4 Renault and road safety

Renault works in partnership with public authorities throughout the world in order to actively contribute to the improvement of road safety.

3.3.4.1 The challenges of road safety

Road safety is a global public health issue, which concerns every continent. Every year, some 1.2 million people are killed and 50 million injured on the world's roads. If current trends continue, those numbers could rise by over 60% by 2020, taking road accidents to third place on the WHO's list of the ten leading causes of death and injury in the world, up from ninth place in 1990.

ROAD DEATHS IN EUROPE AND FRANCE* – 1991-2005


Road deaths in France
Road deaths in Europe 25 countries*
80,000
64,000
48,000
32,000
16,000
0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

* *Excluding Belgium.*

ROAD INJURIES IN FRANCE – 1990-2005


Road injuries in France
300,000
240,000
180,000
120,000
60,000
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

The driver is at fault in 80% of accidents causing personal injury.

BREAKDOWN OF ERROR FACTORS

An accident may be caused by more than one type of error.


14%
Not paying attention
2%
Tired
8%
Alcohol
4%
Doing something else
3%
Driving error
2%
Looking for the way
13%
Poor visibility
14%
Intented risk-taking
9%
Unknown
3%
Illness
17%
Reacted wrongly to situation
11%
Wrongly anticipated situation

% of causes of error (not of accidents).

3.3.4.2 Renault's road safety policy ◆

Renault takes a comprehensive approach to road safety based on a scientific understanding of accidents, placing people at the core of the vehicle design process.

Recognizing the importance of road safety, the Renault group created a Road Safety Policy Department in March 2004. The Department is headed by Dr. Jean-Yves Le Coz, former director of the Laboratory for Accident Research, Biomechanics and Study of Human Behavior (LAB), which was set up by the two French carmakers, Renault and PSA Peugeot-Citroën.

With the LAB, Renault possesses the world's largest accident research database. It is used to re-enact collisions based on actual accident data in order to understand their causes and moderate their effects. With more than 50 years' commitment to research and development of technologies to improve the safety of its vehicles, Renault is recognized as an industry leader in automotive safety. Committed to continuous progress, in 2006 Renault performed its ten-thousandth crash test at the technical center in Lardy (France).

Renault also supports all initiatives and equipment to promote careful and safe driving such as the wearing of seatbelts, standardization of speed limits in Europe, and driver education programs.

The company is an active participant in working groups studying safety factors, contributing its expertise and analyses, and is also involved in an ambitious international educational program.

Renault is a member of the board of the Road Safety Foundation set up in 2006, whose purpose is to identify, promote and fund research projects aimed at contributing effectively to road safety. This public-private partnership initiative should enable the working group to share knowledge and results.

In March 2006, Renault and Vinci signed a sustainable development partnership agreement committing the two companies to safer roads

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and environmental protection. The agreement aims to foster experience-sharing and joint action with a view to reducing the social and economic impact of road risks. This is the first joint commitment to road safety by Renault and a major client.

3.3.4.3 Renault's initiatives to promote road safety

PREVENTION

Prevention involves helping drivers to anticipate risks. Part of the solution lies in encouraging more responsible driving. Drivers need to understand the limits beyond which they will be incapable of controlling their vehicle, and the situations in which they are putting themselves at risk. This is why Renault equips its vehicles with systems that enable drivers to behave more responsibly. The cruise control/speed limiter, for example, provides added comfort and safety by preventing the car from exceeding the speed set by the driver. Renault's range is better equipped with cruise-control/speed limiters than any other in Europe and perhaps even the world. These systems are optional or standard on models from Modus to Vel Satis, depending on the version. The visual and audible seatbelt reminder is an essential safety device, since 20% of lives lost in accidents each year in Europe could be saved if everyone wore a seatbelt. The seatbelt reminder system is fitted on all Renault vehicles.

Since 50% of accidents are caused by an error in perception, prevention also involves providing the driver with helpful information. The tire pressure monitoring system helps do just that. Burst tires are a contributing factor in some 6% of fatal highway accidents. This is why Renault is equipping much of its range with the monitoring system. Prevention also calls for the ability to properly assess conditions, which is the reason why Renault has adopted xenon headlamps. Last, anticipating risks means allowing drivers to concentrate on driving by facilitating auxiliary tasks. Automatic activation of headlights and windshield wipers provide such assistance.

The LAVIA project

The LAVIA system uses GPS technology to automatically limit the vehicle's speed to the legal speed limit.

The LAVIA project's objectives are to:

- test user acceptance of the system, particularly in restrictive situations;
- assess changes in driver behavior, including reductions in driving speeds resulting from the system or excess speed;
- measure effectiveness in terms of personal risk and to detect any negative effects such as reduced alertness;
- assess the overall impact on safety through simulations.

These assessments were performed in 2005 with a fleet of 20 vehicles (10 Lagunas and 10 Peugeot 307s) and about 100 drivers.

Besides Renault and PSA, several technical departments and public research organizations under the authority of the French Transport Ministry were involved in the project.

The project concluded with a conference held on November 9, 2006, to present the initial test results.

CORRECTION

Road holding and braking are fundamental vehicle dynamics. They are the basic factors in accident avoidance. Even so, there are situations where technology has to intervene to compensate as far as possible for driver error. This is the aim of driving aids, which are triggered in difficult or emergency situations, but never completely take over from the driver.

The Antilock Brake System (ABS) stops the wheels from locking during emergency braking to allow the driver to retain steering control. Electronic Brakeforce Distribution (EBD) is an additional function coupled with ABS. It automatically adjusts the amount of force applied to the front and rear brakes. Emergency Brake Assistance lets the driver use the full power of the braking system by maintaining maximum pressure on the pedal until the vehicle comes to a stop. Meanwhile, the Electronic Stability Program (ESP) helps the driver to maintain his or her intended direction should the vehicle veer off course during an emergency maneuver.

PROTECTION

A cornerstone of Renault's safety strategy aims to protect all car occupants by factoring in the severity of the potential impact, their age, size and position in the vehicle, in small and large cars alike. Striving higher than Euro NCAP standards, Renault equips the rear seats of its vehicles with systems to provide optimal passenger protection. The protection of other road users (pedestrians, cyclists, etc.) is also one of its goals.

The results take the form of innovative, dedicated equipment offered by Renault on its models, mostly as standard, regardless of their level in the range.

Renault is currently the only automaker to market eight models with a five-star rating in the Euro NCAP tests. It offers the safest range on the European market.

RAISING AWARENESS

Renault is a signatory of a road safety partnership charter, confirming the Group's commitment to road accident prevention. Renault launched a series of road safety campaigns for Group employees in France and abroad, the sales network, the general public, and children and young people.

Initiatives targeting Group employees

Renault also signed a Driver's Charter for Personnel, underlining the company's commitment to raising employees' awareness of the risks of the road. Within this framework, Renault has implemented several initiatives at Group level (see Chapter 3.1.3.4).

Initiatives targeting the sales network

The theme of road safety receives broad coverage in network media, including *Synchro* magazine, Renault TV's *Warm-Up* program, in-service training, POS material, and strategy meetings. Vehicles' active and passive safety features are a central sales argument for network personnel.


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Initiatives targeting the general public

After the publication in 2004 of *Driving Safety Forward*, with a print run so far of 145,000 copies in seven languages, Renault has publicized its road safety policy through advertising campaigns on Renault's market lead in terms of safety in many European countries.

Safety is a cross-functional communications theme promoted to the public at various events. At the 2006 Paris Auto Show, visitors could get a virtual feel of driving a vehicle with futuristic technology by using the man-machine interface demonstrator, and at the World Series, a safety workshop was run using a Modus simulator.

Initiatives targeting children and young people: the "Safety for All" international road safety program

The driver is at fault in 80% of accidents that cause personal injury, even though road or traffic conditions are contributing factors in 50% of cases. Because it is important to learn the right habits early, Renault is pursuing its "Safety for All" international road safety program, based on its knowledge and experience in this field.

This educational program is for children, teenagers and young drivers. Launched in 2000, it has already reached 8 million young people, making it the biggest road safety awareness campaign ever organized by a carmaker. So far, a total of 320,000 teaching kits have been distributed in 21 countries, including France.

The "Safety for All" program in Cyprus

The program was launched in the Republic of Cyprus at the start of the 2006 school year in primary schools (children aged 7-11) with the "Kids on the Road" initiative.

Renault signed an agreement on the program with the Cyprus Police, the Cyprus Ministry of Education and Culture, and the Cyprus Ministry of Communications and Works. The Ministry of Education and Culture has made the teaching kit the official road safety education program. Each of the 340 primary schools in the country will receive a kit and spend an hour a week on the program throughout the school year.

All Renault's road safety initiatives in the 21 participating countries are detailed on the dual-language website: www.securite-pour-tous.com/www.safety-for-all.com.

Initiatives targeting suppliers

Since 2006, a new selection criterion for logistics suppliers was added to existing considerations: the annual number of hours of training per driver. A working group set up to examine the issue found a strong correlation between the number of road accidents and the number of hours of driver training.

3.3.4.4 The international challenge of road safety ✧

E-SAFETY, A EUROPEAN AMBITION

The European Commission has set the ambitious target of reducing the number of road accident fatalities by half between 2000 and 2010.

It has launched the e-Safety Forum, a public-private consultation body that seeks to accelerate the development, deployment and use of new information and communication technologies in a bid to improve road safety in Europe.

At present, the e-Safety Forum has 10 working groups, which are being directed by industry and a steering committee, of which Renault is a member.

The eCall working group is the number-one priority for the industry and for the European public sector. Its goal is to define an integrated strategy for pan-European emergency call services. Renault's experts are very active in the working groups and are particularly involved in the eCall, man-machine interaction and real-time traffic information groups.

GRSP – GRSI

In 2004 Renault took part in the Global Road Safety Initiative (GRSI), which is the road safety action plan for companies involved in the Mobility 2030 project sponsored by the WBCSD. Renault accordingly joined the Global Road Safety Partnership (GRSP) in 2005. These initiatives will provide an opportunity to enhance road safety awareness in emerging countries.

Set up by the World Bank in 1999, the GRSP is hosted by the International Committee of the Red Cross in Geneva. The partnership is made up of businesses, international institutions, governmental organizations and associations. Its aim is to carry out pilot projects that will promote policies to improve road safety in developing countries.

The GRSI is a major initiative whose goal is to step up road safety efforts in partnership with governments in emerging countries. For example, a plan to publish a guide on driving hazards to avoid (such as drink-driving, not wearing seatbelts and speeding) was launched in China in 2006.

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3.3.5 Contribution to civil society

3.3.5.1 The socio-economic environment

RENAULT'S COMMITMENT TO TRAINING LOW-SKILLED YOUNG PEOPLE

For several years, Renault has been active in training low-skilled young people. On March 24, 2005, Renault and the French Ministry of Employment, Labor and Social Cohesion renewed for the fourth time their 1992 agreement aimed at getting more young people into the workforce. The agreement will give 600 young people the opportunity to take training to earn their first professional qualification. The program includes three to four months of training at an industrial site, followed by a work-study contract for 19 to 24 months and help finding a job. At the end of the program, participants receive a diploma as an "industrial systems operator" that is recognized in multiple sectors.

More than 2,400 young people, one-fourth of them women, have already taken part, with 80% receiving a diploma and 70% finding a job. Six of the Group's plants in France (Douai, Le Mans, Flins, Cléon, Sandouville and Dieppe) are participating, and the program has been extended to the regions around the plants with support from local institutions.

ACTION FOR THE DISABLED

Renault is involved in numerous local initiatives to assist the disadvantaged. Continuing its efforts for disabled people that began 50 years ago, Renault publishes "En Route", the first practical guide for disabled car users (available free of charge at Renault dealerships and downloadable in French at www.renault.fr/handiservices. Renault's website, www.renault.fr, also contains practical information for disabled people.

For several years, Renault has been an active partner of the Motability car scheme for the disabled in the UK.

Renault s.a.s. is pursuing a proactive policy for the integration of disabled individuals in society and the workforce through a collective agreement, renewed for three years on May 24, 2006. Under the agreement, Renault is to hire disabled people for at least 2% of the engineering, sales and support positions that it fills at sites that fall short of the 6% legal quota.

SUPPORTING EMPLOYEE START-UPS

In 1984 Renault set up a program called Cap Entreprendre to help its employees start up new businesses. A survey conducted in 2006 to evaluate how many of these businesses were successful found that the success rate was almost 87% over the past five years.

In 2006 Renault assisted 38 start-ups in France (40 companies in 2005, 40 in 2004, 37 in 2003, 42 in 2002, and 52 in 2001).

In 2007 Renault is planning to lend its support to 50 more new companies in France.

3.3.5.2 Sponsorship ✧

Renault and its subsidiaries around the globe are involved in numerous sponsorship activities. In 2006, they contributed a total of €6.2 million. Sponsorship focuses on education, training, humanitarian work and road safety. Actions are varied and reflect the specific environment of each Renault subsidiary or entity. Renault's main sponsorship programs are listed below ✦:

THE RENAULT FOUNDATION: BRINGING CULTURES TOGETHER

The Renault Foundation supports talented individuals and helps them to develop in a multicultural environment.

The Renault Foundation is part of the Group's strategy of international outreach. Its aim is to foster understanding and closer ties between France and Europe and the countries where Renault has a major presence, such as Japan, Brazil, South Korea, Iran and Russia.

The Renault Foundation sponsors training for outstanding foreign students who will one day be working in multinational firms. Through these programs, students are able to build a worldwide network of close business contacts.

The Renault Foundation supports three training programs lasting from 12 to 17 months:

- the Dauphine-Sorbonne-Renault MBA was created in 2002 in partnership with the University of Paris-Dauphine and the University of Paris-Panthéon-Sorbonne's business school. Graduates receive a joint degree in international management from both institutions;
- the Renault Foundation ParisTech Masters in Transportation and Sustainable Development is a post-graduate degree awarded by ParisTech under the aegis of the École Nationale des Ponts et Chaussées, the École Polytechnique and the École Nationale Supérieure des Mines de Paris. Launched in 2004 by the Renault Foundation in partnership with ParisTech, this program is the first to be taught by research professors specialized in either transportation or sustainable development, who have the opportunity to compare their seemingly opposite viewpoints on this global issue;
- the Renault Majors Cycle was set up in 2006 to allow students who have completed postgraduate work at a Japanese university to do one year of master's studies in France at one of the participating institutions of higher learning: University of Paris-I Panthéon-Sorbonne, in social and political sciences and economics, and École Polytechnique, Telecom, INA-PG, ENSCP, or ESPCI, in engineering.

The Renault Foundation pays all expenses for tuition and the students' stay in Paris. In 2007, the Foundation will contribute to the education of some 320 students, most of them Japanese.

VALUED CITIZENS PROGRAM IN SOUTH AFRICA

Renault has been a key sponsor of the Valued Citizens initiative in South Africa since 2001. The program aims to raise students' sense of citizenship and involve educators by encouraging them to foster democratic values in the classroom.

The Valued Citizens Program is intended for educators and learners from primary grades 4-6 and secondary grades 7-9, and is based on developing citizenship, democratic values, self-esteem and responsibility towards the environment.

In 2006, 800 teachers were trained in the Valued Citizens Program, which was taught at 320 primary and secondary schools in townships, rural and urban areas in Gauteng, Free State, and Limpopo Provinces. These multiracial, multiethnic and multilingual public schools embody the Rainbow Nation. Renault is proud to contribute to expanding the program, which has reached more than 340,000 primary and secondary students and more than 2,600 teachers since it was started.

REAGROUP'S HUMANITARIAN AND SOCIAL ASSISTANCE FUND

Since it was set up in 2003 REAGROUP's humanitarian and social assistance fund has financed 37 projects run by non-profit organizations. These are humanitarian activities, concentrated in France, Africa (Benin, Burkina Faso, Morocco and Senegal) and Asia (India):

- alleviating serious disabilities and illnesses (with Paralysés de France, UNAFAM, Rêve d'Enfance, Les Voiles de l'Espoir, etc.);
- education and training (Aide et Action, Enfants du Mékong, Enfants de l'Ovale with Philippe Sella, 4L Trophy, etc.);
- emergency humanitarian assistance (support for Médecins Sans Frontières and renovation of a shelter in Somalia with Planète Urgence and Fondation Abbé Pierre, etc.);
- health (setting up and stocking a dispensary in Senegal via Planète Urgence);
- fair trade (micro-projects in Africa and South America);
- humanitarian missions: REAGROUP funds a humanitarian mission for a staff member who uses his/her skills to train local people in Africa with Planète Urgence. Since 2004, REAGROUP has funded 10 employees to run training programs in Mali (8 in mechanics and 2 in office skills).

The logistics of large-scale humanitarian operations, such as emergency food aid for famine victims in Africa, are managed directly by Planète Urgence.

OTHER EXAMPLES OF SPONSORSHIP BY FOREIGN SUBSIDIARIES

- Spain: an auction was held to donate proceeds to the Queen Sofia Foundation, and vehicles are loaned free-of-charge to humanitarian organizations (Lucha contra el Cancer, Edades del Hombre, and Marcha Asprona);
- Romania: Dacia frequently donates vehicles, computers and other equipment to universities, hospitals and local councils. Dacia also made a donation to SERA Romania, a foundation that takes care of orphans;
- Korea: Renault Samsung Motors is also involved in various kinds of sponsorship: donation of equipment (vehicles, engines, etc.) to engineering schools; an art and culture program for children in orphanages; a discussion forum on urban development in the city where RSM is located; and a beach clean-up program;
- Chile: financial support for local initiatives (Pro Aconcagua, which provides grants to help small local businesses grow);
- Argentina: the Renault Argentina Foundation works to improve working conditions, education and health.

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3.4 Table of objectives (employee relations, environmental and social) ✧

3.4.1 Table of employee relations objectives

Main HR objectives	Date objective set	Due date	Situation at end-2006
MOTIVATING GROUP PERSONNEL			
Improve management quality and staff mobilization	2006	2009	2006 Commitment and Management Quality survey carried out with all employees. 87% response rate.
Implement corporate managerial training	-	Ongoing	More than 1,700 Renault Management trainees
Repeat the Commitment and Management Quality survey with all Group employees	2006	2007	Underway
Redesign annual performance review	2006	2006	Completed
Make HR an exemplary function: strengthen coordination system	2006	2009	Underway
ENHANCE ORGANIZATIONAL PERFORMANCE			
Give the company the skills necessary to launch and market new vehicles	2006	2009	48 skills pilots
Internationally, take on more than 3,000 people with the required skill levels	2006	2009	Underway
Develop HR support for all operational productivity plans	2006	2009	Underway
Support career paths	2000 2004	Ongoing Ongoing	JobAccess implemented in 34 countries careers@renault offers 672 benchmark positions
Improve the quality of HR input while cutting the function's operating costs	2006	2009	128,893 employees. Total spent on training: €171.5 million. More than 100,000 hours of e-learning. Rate of access to training: 81.3%
Make HR an exemplary function: roll out objectives across the function	2006	2009	Underway
Make HR an exemplary function: match annual performance review with HR commitments	2006	2006	100%
Strengthen the Alliance with Nissan	1999	2009	5th mutual perception survey
Encourage continuous improvement through collaborative innovation	1990	2009	69% staff participation
Increase the scope of the BPU employee database, with an ultimate goal of 125,000 persons	1998	2010	More than 95,000 employees managed
SHARING GROUP VALUES			
Ensure that international transfers have an annual review meeting with their function and HR	2006	2009	Underway
Define the target of local succession plans for global functions	2006	2009	Underway
Define target organizations and skills for global functions and an action plans to achieve them in the various countries	2006	2009	Underway
Continue labor-management dialogue at international level	-	Ongoing	1 plenary meeting of Group Committee and 13 select committee meetings
Reduce continuously the number of occupational accidents	-	Ongoing	Group F2 rate: 3.40 Group G rate: 0.14

3.4.2 Environmental objectives

Key environnemental objectives		Date objective set	Due date	Situation at end 2006 (same scope as date objective set)
CLIMATE CHANGE				
Manufacturing	Cut energy consumption per vehicle manufactured by 2.5% annually	2003	2007	2.25 MWh NCV/veh.
Manufacturing	Cut CO_2 emissions by 45% compared with 1998(1)	2004	2007	172,937 GteqCO
Product	Like all other European vehicle manufacturers, Renault is committed to achieving an average of 140 g of CO_2/km for all vehicles sold in the European Union.	1998	2008	see "Renault Commitment 2009" below
Product (Commitment 2009)	Sell 1,000,000 vehicles emitting less than 140g of CO_2/km of which one-third emitting less than 120 g	2006 2006	2008 2008	785,000 vehicles 294,000 vehicles
Product (Commitment 2009)	Develop a two-pronged biofuel offering: • 100% of diesel engines able to run on B30 biodiesel • 50% of gasoline engines able to run on E85 bioethanol	 2006 2006	 2009 2009	 Trafic and Master Underway
Product	Expand the NGV and LPG vehicle range	Ongoing	2005	2,687 LPG vehicles sold at end-October 2006
AIR QUALITY				
Manufacturing	Cut VOC per vehicle to 4.6 kg per average vehicle manufactured	2001	2007	4.8 kg/veh.
Product	Apply the Euro 4 standard across the entire range	2002	2006	Achieved
NOISE REDUCTION				
Product	Bring external noise levels on new vehicles down to 71dB(A) for gasoline models and 72dB(A) for diesel models.	1998	Ongoing	Vel Satis, Laguna, Megane, Scenic, Modus, Clio III
ENVIRONMENTAL REMEDIATION				
Continue using Simplified Risk Assessment (SRA) at all industrial facilities to prevent risks of soil past pollution		2001	Ongoing	100%
Oversee rehabilitation work when future risks are detected		2001	Ongoing	Boulogne-Billancourt Dacia
WATER CONSERVATION				
Manufacturing	Halve water consumption per vehicle	1998	2007	5.8 m³/veh.
Manufacturing	Cut flows per vehicle manufactured on all sites, as follows			
	• 50% cut in oxidyzable matter	1998	2007	0.20 kg/veh.
	• 40% cut in suspended solids	1998	2007	0.07 kg/veh.
Maintenance	Establish and roll out standards on the best vehicle-washing technologies (consumption of water and detergents)	2004	2006	Underway
WASTE REDUCTION AND RECYCLING				
Logistics	For European plants: reduce packaging weight to 5 kg for new vehicles at the final assembly stage	2000	2009	Modus 8 kg Clio III 6.4 kg
Logistics	For plants outside Europe: establish quantified objectives for reducing packaging waste	2004	2005	Underway
Manufacturing	Reduce ordinary industrial waste (excluding metal offcuts)(2) to 37 kg per vehicle manufactured	2004	2007	49 kg/veh.
Manufacturing	Reduce hazardous waste requiring treatment and elimination to 26 kg per vehicle manufactured	2004	2007	29 kg/veh.
Product	Increase the proportion of recycled plastics in new vehicles to 50 kg	2004	2015	Scenic 16 kg, Modus 18 kg Clio III 12 kg
End-of-life	Achieve an effective recovery rate of 85% for materials from the vehicle recycling industry	Depends on country	2006	Follow-up by country available in 2007

(1) Scope: EU, in line with the current European Directive on CO_2 quotas (boiler plants with a power rating of more than 20MW), emissions of combustion gas in $GteqCO_2$ (equivalent tons of CO_2).
(2) All metal offcuts are recovered.


3

Key environnemental objectives	Date objective set	Due date	Situation at end 2006 (same scope as date objective set)
CONTINUOUS ENVIRONMENTAL MANAGEMENT			
Audit all sites annually for risk prevention and environmental protection	2003	2007	Achieved in full
Apply the principles of sustainable development to suppliers, through standards, training and assessments...	2004	2007	Underway
Extend ISO 14001 certification to new sites			
• Renault Belgium	2003	2005	Achieved
• Dacia	2003	2005	Achieved
• Avtoframos	2004	2007	Underway
Rollout of environmental training			
• Manufacturing Cap Éco 1	2000	2005	Achieved
• Design Cap Éco 2	2003	2006	Achieved
• Sales & marketing Cap Éco 3	2004	2007	Underway
Establish the life-cycle inventory of new vehicles	2003	2005 Modus	Modus, Clio III
Include the environment in all the standards making up the Renault Production Way (SPR)	2004	2007	Underway
Issue an environmental report for each site	2002	2007	28 main sites
Continue working with commercial partners to apply environmental management standards to the main impacts of vehicle servicing	2003	2007	Underway

3.4.3 Social objectives

Key objectives	Date objective set	Due date	Situation at end 2006
GLOBAL			
Update the Code of Good Conduct and distribute it to employees	2001	2002	Achieved
Introduce rules to fight corruption	1999	2000	Achieved
Adopt the key measures recommended in official reports for improving corporate governance	2003	2004	Achieved
Establish disposal/acquisition procedures that enable understanding of the company's assets and liabilities and proper handling of the resulting responsibilities	1998	2000	Achieved
Unite the entire workforce by disseminating information from all sectors, either through conventional print media or on intranet sites	2000	2003	Achieved
Incorporate sustainable development into the company's purchasing policy	2004	2005	Achieved
Produce one example of a practical application of Global Compact principles each year	2002	annual	Started - Ongoing
Play a leadership role in actions to promote Global Compact principles at small and mid-sized companies in the Paris region	2004	2005	Started - Ongoing
Develop and deploy an in-house training program to promote sustainable development practices	2004	2007	Achieved
Set up and develop a national master's degree program in Transportation and Sustainable Development in association with Paris Tech	2002	2005	Achieved
Deploy the "Safety for All" program to enhance children's awareness of road safety	2000	annual	Started - Ongoing
Work out actions to improve road safety in developing countries. GRSI	2004	2006	Started - Ongoing
Assist in transferring road safety know-how to developing countries	2004	2006	Started - Ongoing
Set up a process for capitalizing on Renault's sustainable development actions with regard to local communities	2003	2005	Started
Develop Renault's relations with NGOs involved in sustainable development	2004	2006	Started
Obtain a formal commitment from suppliers to comply with the principles laid down in the Declaration of Employees' Fundamental Rights	2004	2006	Achieved
Introduce the Group's social and environmental standards into the purchasing process.	2005	2006	Achieved
Prepare for the first external CSR inspections at supplier sites.	2006	2007	Started


3

3.4.4 Renault, a responsible company

Extra-financial rating agencies and specialized departments of financial institutions assess companies on their commitments, policies and performance in terms of labor relations, environmental protection and corporate governance, using analytical and scoring techniques. These evaluations are designed to meet demand from socially responsible investors, who use them to select the companies in their portfolios.[10]

Methods vary from agency to agency. Some agencies are specialized by investment region (Europe, World, OECD, etc.) or asset class (large caps, small caps), have a sector focus, or base their analyses on a basket of weighted criteria, which can vary significantly depending on their targets.

Some of these rating agencies, usually working in partnership with providers of equity indexes, have developed specific indexes of the highest-rated companies for labor relations, environmental protection and corporate governance.

In 2006 Renault's performance received excellent ratings from the key extra-financial ratings agencies.

3.4.4.1 Renault's ratings in 2006

INNOVEST

Innovest is an Anglo-American rating agency founded in 1995, which opened a Paris office in October 2002. The firm's analyses are based on an assessment of the risks and opportunities offered by companies with regard to "non-traditional value factors". Innovest's analyses, which are sector-based and worldwide in scope, assess comparable data and offer more specific information. Innovest evaluates 19 carmakers.

Ratings in 2006: Innovest's Automotive Report released in June 2006 ranks Renault second, with an AAA rating, out of the 19 carmakers analyzed.

The next Automotive Report will be released in Summer 2007.

SAM (SUSTAINABLE ASSET MANAGEMENT)

SAM is an independent asset management company founded in 1995 and based in Switzerland. It specializes in setting up investment strategies based on economic, environmental and social criteria, analyzed in terms of long-term value creation.

In 1999, together with Dow Jones & Company, SAM launched the Dow Jones Sustainability World Index (DJSI World), a global index based on extra-financial criteria. The DJSI is comprised of 300 leading companies in terms of social responsibility as assessed by SAM, from among the 2,500 largest companies in the Dow Jones World Index. A European index was launched in October 2001, the Dow Jones Sustainability STOXX Index, containing 20% of the 600 companies in the Dow Jones STOXX SM 600 Index.

Each year, SAM analyses the companies covered by the two indexes. The results are used to determine the component stocks.

Renault scored excellent ratings in the 2006 SAM Sustainability Yearbook, and will consequently be included in both the Dow Jones Sustainability World Index and Dow Jones STOXX Sustainability Index for 2006/2007.

	Renault's score	Lowest score DJSI STOXX	Industry average[2]
TOTAL SCORE[1]	75	75	62
Economic dimension	65	65	50
Environmental dimension	90	82	75
Social dimension	72	71	63

(1) Score out of 100.
2) Automobile industry.

The next Sustainability Yearbook will be released in September 2007.

OEKOM

Oekom, one of Germany's leading rating agencies, analyses 750 large and mid-sized companies and more than 100 small enterprises within a geographical universe that spans the OECD, new EU member states, Russia and leading Asian markets. The agency thus covers 80% of MSCI World index, which measures stock market performance in developed countries.

Renault scored a B rating overall in 2006 and the Group was ranked first out of the 17 automakers analyzed.

Rating scale A+ to D-	Oekom rating	Ranking out of 17 automakers
Social Cultural	B	1
Environmental	B	1
TOTAL SCORE	B	1

The next ratings are due in 2009.

VIGÉO

Vigéo is an independent rating agency founded in July 2002. The major shareholder, Caisse des Dépôts et Consignations, contributed the assets of Arese, which pioneered social and environmental rating in France. Vigéo is owned by some 50 shareholders, organized into three sub-groups: institutional investors, European trade unions and multinational corporations. Vigéo's unique model is aimed both at investors, with investor-solicited ratings of Eurostoxx 600 companies, and corporations, with corporate-solicited ratings.

Renault obtained the highest score in three areas in 2006, thus confirming its inclusion in the ASPI index, comprised of the 120 listed euro-zone companies with the best performances as assessed by Vigéo.

(10) Socially responsible investments (SRI) are based on both the financial performance of the stocks tracked and factors such as the company's attitude towards its economic, social and environmental environment.



	Rating (min --/max ++)	Score (0 to 100)
Human rights	+	68
Environment	+	62
Human resources	+	69
Business behavior	+	59
Corporate governance	=	46
Community involvement	+	58

+ The company is active in terms of sustainability in its sector.
= The company is average in terms of sustainability in its sector.

The results of the next review will be published in 2008.

CARBON DISCLOSURE PROJECT

The Carbon Disclosure Project (CDP), founded in 2000, is mandated by a group of institutional investors to enhance understanding of the potential impacts of climate change on the value of the assets managed by its signatories.

Since 2002 the CDP has sent a regular information request to companies in a standard format, asking them about their greenhouse gas emissions and policy on climate change. The most recent information request, CDP4, included the FT Global 500 – the largest companies in the world by market capitalization – and was sent to some 2,100 companies in early 2006.

After the 2006 report, as for the previous two versions, the CDP developed the Climate Leadership Index, composed of the 50 companies in the FT500 assessed as having the best practices in terms of information on climate change.

Renault's rating in 2006: with a score of 80/100 on the basis of its responses to the CDP4 information request, available on the CDP's website (http://www.cdproject.net), Renault is included in the Climate Leadership Index.

The next information request, CDP5, will be sent to companies in February 2007.

STOREBRAND

Storebrand is a Norwegian finance group that has played a major role in the institutional development of asset management in Norway and has become the biggest private investor in its domestic market.

In 1995 the group set up an Environmental Policy and Investment Unit, in charge of sustainability projects. It set up a French office in 2001 to target both institutional and individual investors.

Renault's rating in 2006: Renault achieved Storebrand's Best in Class status for its environmental and social performance, and thus qualified for Storebrand's Socially Responsible Investments.

Renault was one of only four of the 14 carmakers analyzed to qualify.

3.4.4.2 Renault is included in the following socially responsible indexes

Dow Jones Sustainability World Index (DJSI World) and Dow Jones Sustainability STOXX Index, based on the ratings of Swiss asset manager SAM.

ASPI Eurozone (Advanced Sustainable Performance Indices), which tracks the performance of 120 European companies selected on the basis of Vigéo's ratings.

ESI (Ethibel Sustainability Index) developed by Belgian rating agency, Ethibel. Ethibel Investment Register, developed 13 years ago on the initiative of an alliance of NGOs covering ethical economic policy, environmental policy and social policy. The register provides investors with stock selections that also take account of negative criteria. Ethibel Sustainability Index, launched in 2002 with Standard & Poor's, contains 198 companies with a strong record on sustainability in their sectors. The index is designed to approximate the sector weights on the S&P Global 1200.

Ethical Euro, developed by investment advisory firm E. Capital Partners, contains 150 of the most socially responsible of Europe's largest companies.

Note: Because of Renault's implicit involvement in military activities, through its 20.7% interest in AB Volvo, the Group is not included in the FTSE 4 Good index, developed by Eiris rating agency in partnership with FTSE.


3




RENAULT

4 Corporate governance





4

This chapter describes the management and administration methods used by Renault SA, a public listed company and parent of the Renault group. The methods also apply to Renault s.a.s., the lead holding company for Renault's automotive and financial businesses. Further to the Alliance with Nissan, the senior management of Renault s.a.s. has transferred some of its powers to the Alliance Board, without prejudice to the powers of the Board of Directors and the shareholders. This Alliance-specific management method is described in Chapter 1.3.2.2.

4.1 Board of Directors

In accordance with the recommendations of the 1995 Viénot report on corporate governance in France, supplemented by a second report published in July 1999, Renault's Board of Directors adopted a system of internal regulations and specialized committees in 1996.

The internal regulations define the role of the Board of Directors, who together represent the company's shareholders. Renault has carefully and continually analyzed the best corporate governance practices described in the AFEP/MEDEF report, making every effort to incorporate the report's recommendations into its internal regulations (see "Supplemental information", Chapter 8.2.1).

The internal regulations are accompanied by a charter that establishes the rights and duties of members of the Board of Directors (see "Supplemental information", Chapter 8.2.2).

4.1.1 Composition and operating procedures of the Board of Directors ✦

At December 31, 2006 the company was administered by a Board of Directors composed of 18 members:

- fourteen directors appointed by the Annual General Meeting of Shareholders;
- three directors elected by employees;
- one director elected by the Annual General Meeting of Shareholders on the recommendation of employee shareholders.

The term of office of directors elected by the AGM with effect from 2002 is four years. The employee-elected directors and the director appointed by the AGM on the recommendation of employee shareholders serve a six-year term.

The Board of Directors appoints one of its members as Chairman. The Chairman, who must be a natural person, can be re-elected.

4.1.1.1 Board of Directors at December 31, 2006

Directors	Offices/Functions
Louis Schweitzer ✦ Chairman of the Appointments and Governance Committee Number of shares: 233,845 and 4,969 ESOP units Age: 64 Date of first term: May 1992 Current term expires (AGM): 2009	**Chairman of the Board** Current offices and functions in other companies: *France:* *Director:* BNP Paribas, Électricité de France, L'Oréal, Veolia Environnement Chairman: Haute Autorité de Lutte contre les Discriminations et pour l'Égalité (HALDE) Chairman of the Tradeshows Committee Chairman of the Board: Festival d'Avignon, Société des Amis du Musée du Quai Branly, Cercle de l'Orchestre de Paris Honorary President, MEDEF International Member of the Consultative Committee: Banque de France Board member: Fondation Nationale des Sciences Politiques, Institut Français des Relations Internationales, Musée du Louvre, Musée du Quai Branly *Abroad:* Chairman of the Board: AstraZeneca Director: AB Volvo Vice-Chairman of the Supervisory Board: Philips Offices or functions in the past five years no longer held: Director: Cie Financière Renault, RCI Banque, President of the Alliance Board, Renault-Nissan b.v., Chairman, MEDEF International.



4

Directors	Offices/Functions
Carlos Ghosn Number of shares: 5,200 Age: 52 Date of first term: April 2002 Current term expires (AGM): 2010	**President and Chief Executive Officer** Current offices and functions in other companies: *Abroad:* Director: Alcoa President and Chief Executive Officer, Nissan Motor Co., Ltd. Chairman of the Alliance Board: Renault-Nissan b.v. Offices or functions in the past five years no longer held: Chairman of Nissan, Vice-Chairman of Nissan's Board Director: Sony, IBM
Yves Audvard Director elected by employees Member of the International Strategy Committee Number of shares: 6 and 82 ESOP units Age: 54 Date of first term: November, 2002 Current term expires: 2008	**Renault Advanced Process Design Engineer**
Michel Barbier Director elected by employees Member of the International Strategy Committee Number of shares: 141 Age: 51 Date of first term: November, 2002 Current term expires: 2008	**Renault Working Conditions Technician**
Catherine Bréchignac Member of the International Strategy Committee Number of shares: (a) Age: 60 Date of initial mandate: December 23, 2006[11] Current term expires (AGM): 2008	**President of the CNRS (National Centre for Scientific Research)** Current offices and functions in other companies: Member of the Institut de France Chairwoman of the Board of Directors of the Palais de la Découverte President-elect of the ICSU Member of the Board of Directors of the École des Mines de Paris Offices or functions in the past five years no longer held: President of the Institut Optique (Optical Institute) Member of the Conseil Scientifique de l'Association Franco-Israélienne pour la Recherche Scientifique et Technologie (Scientific Council of the Franco-Israeli Association for Scientific Research and Technology, AFIRST) Member of the Conseil Scientifique (Scientific Board) of the Cité des Sciences et de l'Industrie Member of the "Identification Committee" for the European Research Council Distinguished Visiting Scholar Professorship at Georgia-Tech University
Alain Champigneux Director elected by employees Member of the Accounts and Audit Committee Number of shares: 551 ESOP units Age: 53 Date of first term: November, 2002 Current term expires: 2008	**Renault Document Manager**
François de Combret* Member of the Remuneration Committee Number of shares: 1,000 Age: 65 Date of first term: July, 1996 Current term expires (AGM): 2008	**Senior Advisor to UBS** Current offices and functions in other companies: *France:* Director: Safran, Bouygues Telecom, Nexans Chairman of the Board, Musée Rodin Vice-Chairman of the Board, Care-France *Abroad:* Senior Advisor to UBS Offices or functions in the past five years no longer held: Director: Fonds Partenaires Gestion, Institut Pasteur, Sagem

(11) Appointed by administrative order, December 21, 2006; co-opted at the Board meeting, February 7, 2007.


4

Directors	Offices/Functions
Charles de Croisset* Member of the Accounts and Audit Committee Number of shares: 1,000 Age: 63 Date of first term: April 2004 Current term expires (AGM): 2008	**Vice-Chairman of Goldman Sachs Europe** International Advisor, Goldman Sachs International Current offices and functions in other companies: *France:* Chairman of the Fondation du Patrimoine Director: Bouygues, Thalès Member of the Supervisory Board: Euler & Hermès, Non-voting director: Galeries Lafayette *Abroad:* Vice-Chairman, Goldman Sachs Europe Offices or functions in the past five years no longer held: Chairman and CEO, CCF, Chairman of the Supervisory Committee, Nobel, Executive Director: HSBC Holdings plc Director: HSBC Bank plc, HSBC CCF Asset Management Group Board member: HSBC Guyerzeller Bank SA, HSBC Private Holding SA (Switzerland) Permanent representative of SRRE Luxembourg (HSBC group): Somarel
Jean-Louis Girodolle(12) Member of the Accounts and Audit Committee Number of shares: (a) Age: 38 Date of first term: October 2003	**Inspector of Finance, Deputy Director, Treasury & Economic Policy Department, Ministry of the Economy, Finance and Industry** Current offices and functions in other companies: *France:* Director: Aéroports de Paris, Air France KLM, RATP Offices or functions in the past five years no longer held: Director: Autoroutes du Sud de la France
Itaru Koeda Number of shares: 500 Age: 65 Date of first term: July, 2003 Current term expires (AGM): 2009	**Co-Chairman of the Board of Directors and Executive Vice President of Nissan Motor Co., Ltd.**
Marc Ladreit de Lacharrière* Member of the Remuneration Committee Member of the Appointments and Governance Committee Number of shares: 1,020 Age: 66 Date of first term: October 2002 Current term expires (AGM): 2010	**Chairman and CEO, Fimalac** Current offices and functions in other companies: *France:* Member, Institut de France Director: Algorithmics, Casino, L'Oréal Manager: Fimalac Participations, Groupe Marc de Lacharrière Member of the Consultative Committee: Banque de France Member of the Board of public-interest institutions or associations: Conseil Artistique des Musées Nationaux, Fondation Bettencourt Schueller, Fondation Nationale des Sciences Politiques, Société des Amis du Louvre, Société des Amis du Musée du Quai Branly, Musée des Arts Décoratifs, Les Amis de Vaux le Vicomte. *Abroad:* Chairman of the Board: Fitch Ratings, Fimalac Inc, Fitch Group Inc Member of the Board: American Friends of the Louvre Chairman: Fitch Group Offices or functions in the past five years no longer held: Chairman: IERSE Chairman: Duff & Phelps Vice-Chairman: Fondation Agir contre l'Exclusion Director: Canal Plus, Fimalac Investissement, Le Siècle, SEMP SA, Engelhard-Clal, Cassina, Conseil Artistique des Musées Nationaux, Lille Royale SA, Établissement Public du Musée du Louvre, Member of the Supervisory Board: Groupe Flo Permanent representative of the Groupe Marc de Lacharrière: Euris, Groupe André Non-voting director: Euris Member: Conseil Stratégique pour l'Attractivité de la France Manager: SCI Onzain Ars, Sibmar
Dominique de La Garanderie* Member of the Accounts and Audit Committee Member of the Appointments and Governance Committee Number of shares: 150 Age: 63 Date of first term: February 2003 Current term expires (AGM): 2009	**Attorney (La Garanderie & Associés)** Current offices and functions in other companies: *France:* Honorary Chair: Association Française des Femmes Juristes (AFFJ) Head of the French Delegation to the Council of Bars and Law Societies of Europe Chair: Institut Français d'Experts Juridiques Internationaux (IFEJI) *Abroad:* Vice-Chair: OECD Business Sector Advisory Group on Corporate Governance Offices or functions in the past five years no longer held: Former chair: Paris Bar Association Former member: French Bar Council Former member: French Bar Association

(12) Resigned as director on January 1, 2007. Rémy Rioux, apppointed by administrative order on February 23, 2007, was co-opted at the Board meeting of February 28, 2007, to replace Jean Louis Girodolle.



Directors	Offices/Functions
Henri Martre* Chairman of the International Strategy Committee Number of shares: 328 Age: 79 Date of first term: July, 1996 Current term expires (AGM): 2007	**Honorary Chairman, Aérospatiale** <u>Current offices and functions in other companies:</u> *France:* Chairman: Japan Committee of MEDEF International Director: France Telecom, SOGEPA, SOFRADIR, ON-X Member of the Consultative Committee: Banque de France Board member: Commercial Aviation, CEPII, AFII Honorary President and Board Member: GIFAS, AFNOR, AX Chairman of the Supervisory Board: ESL Net Work *Abroad:* Vice-Chairman of the Supervisory Board: KLM <u>Offices or functions in the past five years no longer held:</u> Member of the Consultative Committee: Carlyle Group Europe, Ernst and Young Chair: United Nations Center for Trade Facilitation and Electronic Business
Jean-Claude Paye* Member of the Accounts and Audit Committee Member of the International Strategy Committee Number of shares: 100 Age: 72 Date of first term: July, 1996 Current term expires (AGM): 2010	**Attorney (Legal Advisor, Gide Loyrette Nouel)** <u>Current offices and functions in other companies:</u> Chairman of the Supervisory Board, Foundation for Political Innovation <u>Offices or functions in the past five years no longer held:</u> none
Franck Riboud* Chairman of the Remuneration Committee Number of shares: 331 Age: 51 Date of first term: December 2000 Current term expires (AGM): 2010	**Chairman and CEO, Chairman of the Executive Committee of Danone Group** <u>Current offices and functions in other companies:</u> *France:* Director: Association Nationale des Industries Agroalimentaires, Danone SA, Lacoste France SA, L'Oréal SA, International Advisory Board HEC Business School Member of the Supervisory Board: Accor Member representing Danone Group: Conseil National du Développement Durable *Abroad:* Chairman and Director: Danone Asia Pte Limited Director: Bagley Latinoamerica sa, Wadia BSN India Limited, Ona, Sofina, Fondation GAIN (Global Alliance For Improved Nutrition) <u>Offices or functions in the past five years no longer held:</u> Chairman: Aguas Danone de Argentina sa, Termas Villavicencio Chairman and CEO: Compagnie Gervais Danone, Générale Biscuit Chairman of the Board: Compagnie Gervais Danone, Générale Biscuit Vice-Chairman and Director: Danone Sabanci Gida Ve Icecek San. Ve. Tic. A.S. Director: Strauss Dairy Limited, Associated Biscuits International Ltd., Ansa, Club Paris Saint-Germain, E. Pensee, Fiat, Scottish & Newcastle plc, Victoire Director: Abi Holdings Limited, Danone France, Quiksilver Member of the Consultative Committee: Banque de France Member of the Supervisory Board: Cabasse, Eurazeo Member of the Strategy and Appointments Advisory Committee: Danone Group Permanent representative of Cie Gervais Danone, Danone France, Société des Eaux de Volvic Permanent representative: Generale Biscuit: LU France Commissioner: P.T. Tirta Investama.
Hiroto Saikawa Number of shares: 100 Age: 53 Date of first term: May 2006 Current term expires (AGM): 2010	**Executive Vice-President Purchasing, Nissan Motor Co., Ltd.**
Georges Stcherbatcheff Director elected by employee shareholders Member of the International Strategy Committee Number of shares: 40 shares, 1,810 ESOP units Age: 60 Date of first term: April 2004 Current term expires (AGM): 2009	**Renault Representative for Industry-Wide Standardization**
Robert Studer* Chairman of the Accounts and Audit Committee Number of shares: 1,000 Age: 68 Date of first term: July, 1996 Current term expires (AGM): 2007	**Former Chairman, Union de Banques Suisses** <u>Current offices and functions in other companies:</u> *France:* none *Abroad:* Director: Espirito Santo Financial Group SA Luxembourg, Schindler Holding A.G., BASF <u>Offices or functions in the past five years no longer held:</u> Director: Total Fina Elf, NYSE European Advisory Committee

**Independent Director.*

(a) Administrative regulations forbid the directors appointed by the French state from owning shares as government representatives.


4

The mean age of incumbent directors is 59. Every director must hold at least one registered share[13]. However, administrative regulations forbid the directors appointed by the French state from owning shares as government representatives.

The directors are not related by family ties.

To Renault's knowledge, none of its directors or senior managers has been convicted of fraud in the past five years. None of the directors has been involved as an executive in bankruptcy, receivership or liquidation proceedings in the past five years, and none has been charged or sanctioned by a statutory or regulatory authority. None of the directors has been barred by a court from serving as a member of the board of directors or of the supervisory board of a securities issuer or from serving as a manager or officer of an issuer in the past five years.

To Renault's knowledge, there are no conflicts of interest between the directors' private interests and their duties towards the company.

EXPIRATION OF TERMS OF OFFICE

Current term expires	Director
2007	Mr Martre
	Mr Rioux
	Mr Studer
2008	Mr Audvard [1]
	Mr Barbier [1]
	Mrs Bréchignac
	Mr Champigneux [1]
	Mr de Combret
	Mr de Croisset
2009	Mr Koeda
	Mrs de La Garanderie
	Mr Schweitzer
	Mr Stcherbatcheff [1]
2010	Mr Ghosn
	Mr Ladreit de Lacharrière
	Mr Paye
	Mr Riboud
	Mr Saikawa

(1) Directors elected by employees and the director-elected employee shareholders are appointed following election by the relevant college.

4.1.1.2 The Board of Directors in 2006

The Board met 10 times in 2006, including two extraordinary meetings to examine the Renault Commitment 2009 plan and a possible alliance with the U.S. company General Motors.

Meetings lasted an average of three hours. The attendance rate was 87%.

The Board gave its opinion on all business placed on its agenda pursuant to the legal and regulatory requirements in force in France. On the main matters, the Board took the following action:

ACCOUNTS AND BUDGET

- approved the Group's consolidated financial statements and the individual financial statements of Renault SA and Renault s.a.s. for 2005, approved the consolidated financial statements for first-half 2006, and set the dividend to be proposed to the Annual General Meeting (AGM),
- adopted the 2007 operating and investment budget;

CORPORATE GOVERNANCE

- made a simplified self-assessment of its operating methods, and decided on the definition of independent director,
- adopted the Chairman's report on internal control procedures,
- reviewed the sponsorship activities of Renault and its subsidiaries,
- approved the plan for grants of stock options and bonus shares for 2006 and 2007 and for Renault Commitment 2009,
- analyzed and approved the answers to shareholders' questions ahead of the AGM;

GROUP STRATEGY

- discussed Renault's strategic guidelines, in accordance with the internal regulations,
- took note of Renault Commitment 2009, as presented by General Management, and examined the HR policy associated with this plan,
- reviewed progress on the Logan program,
- analyzed the Renault group's quality policy,
- approved the establishment of Renault in India,
- examined the project for a possible alliance with General Motors;

THE ALLIANCE

- took note of the report of the decisions and proposals of the Alliance Board, including, and in accordance with the governance rules of the Alliance, the project to include a third partner, General Motors, in the Alliance;

REGULATED AGREEMENTS

- approved, at its meeting on October 31, the clarification provided for the senior executives' supplementary pension program, relative (i) the conditions on opening rights to the pension scheme and (ii) the individual and collective nature of pension scheme membership. The current rules were thus clarified such that:
  - the possibility of exercising rights under the supplementary pension program does not depend on receiving a full Social Security pension but simply on supplying evidence that the requirements for receiving a full Social Security pension have been satisfied,
  - no distinction may be made between beneficiaries (senior executives and corporate officers of Renault SA and Renault s.a.s.), so as to affirm the collective and mandatory nature of the arrangements, which apply regardless of the status of beneficiaries.

The preparations for the Board meetings are described in the Chairman's report on the work of the Board, as per article L. 225-37 of the Commercial Code, see Chapter 4.5.1.

(13) Percentage of Renault's capital held by the directors: 0.08%.



4.1.2 Audit of the Board of Directors ✦

Every year, the Board of Directors conducts a simplified self-assessment of its own membership and operating procedures. Every three years an in-depth audit is conducted with the assistance of an outside firm.

At its meeting on December 5, 2006 the Board of Directors made a self-assessment based on a simplified questionnaire, the Spencer Stuart survey, sent to the directors.

In general terms, the self-assessment confirmed the positive findings of the 2005 audit.

The Board acknowledged the high standard of the Board's organization and operating procedures, in particular: the frequency of the meetings, the relevance of the agenda and the documents, and the quality of the deliberations. The Board noted that its proceedings were entirely confidential. The directors were satisfied with the make-up of the Board, which includes both independent and employee-elected directors.

Regarding the relationship between the Board of Directors, the Chairman, and the President and CEO since the separation of powers, the Board members expressed their confidence in the President and CEO.

The Board expressed an open opinion or requested improvements on the following:

- information should be provided on a more regular basis between Board meetings;
- more detailed information is requested on competition and competitors;
- a day-long session for exchanges of opinion on strategy and the long-term development of Renault should be organized. The Appointments and Governance Committee suggested arranging a session in 2008 in order to prepare the company's post-Renault Commitment 2009 strategy. In the meantime, theme-based Board meetings (R&D, social policy, environmental policy, etc.) will be scheduled;
- the Board should be involved more closely in issues relating to the Alliance. Although information is provided at every Board meeting, the directors would like to receive more detailed, concrete data;
- a formal Board meeting should be held annually to discuss prevention and management of risk, in line with the opinion of the Accounts and Audit Committee;
- regarding directors' shareholdings, the Board differed over whether to include a provision in the articles of incorporation or make a recommendation on this matter. It decided that the matter was not material;
- although the work of the Committees is considered positive and satisfactory – and in particular the work of the Accounts and Audit Committee – the Board would like to receive a more detailed report on the work of the Appointments and Remuneration Committees.

The Chairman of the Board of Directors and the Committees concerned will endeavor to give due consideration to the directors' requests on these points.

Furthermore, the informal lunch after the Board meeting, initiated in 2003, was repeated and will be pursued in the future. It gives directors an opportunity to exchange views with members of the Renault Management Committee.

4.1.3 Assessment of director independence ✦

At its meeting on February 28, 2006 the Board of Directors restated its intention of complying with the most thorough definition of corporate governance available in France, namely the AFEP/MEDEF report. The Board also repeated the qualities that it expects from a director: experience of the company and the automotive industry, a personal commitment to the work of the Board and its Committees, a sound grasp of business and finance, the courage to express minority opinions, international vision, integrity, and loyalty.

At December 31, 2006 Renault had eight independent directors on its Board: Dominique de La Garanderie, François de Combret, Charles de Croisset, Marc Ladreit de Lacharrière, Henri Martre, Jean-Claude Paye, Franck Riboud and Robert Studer (see table Chapter 4.1.1.1).

The representative of the French state, the employee-elected directors, the director elected by employee shareholders, the Chairman of the Board and the President and Chief Executive Officer (as corporate officers), as well as the two directors appointed by Nissan, which is linked to Renault, are all excluded from the list in accordance with the principle of director independence stated above.

The Board stressed, however, that the directors elected by employees and employee shareholders, in particular, are not dependent on the company's senior executives as far as their presence on the Board is concerned. This is illustrated by the special contribution they make to the Board's proceedings.

✦ Global Reporting Initiative (GRI) Directives


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4.1.4 Compliance Officer ✦

The Board of Directors has adopted procedures for the use and/or disclosure of privileged information. The Compliance Officer must be consulted by any permanent holder of privileged information in order to verify that individual transactions arising from the exercise of stock options, or any other transaction involving securities issued by a Group company, comply with the Code of Good Conduct and the rules in force.

In FY 2006, the Compliance Officer:

- ensured that the procedure for the use and/or disclosure of inside information was observed when exercising options held under the plans; no breach of the authorized procedure was found;
- updated the lists of holders of inside information, in parallel with the introduction of a new organizational structure, in order to comply with the new regulations of France's securities regulator, the AMF.

4.1.5 Specialized committees of the Board of Directors ✦

Four specialized committees have been set up to permit in-depth examination of specific topics relating to the Board of Directors' role. The Chairs of each Committee bring the Committee's opinions to the attention of the Board.

The roles of these Committees are described in the internal regulations in Chapter 8.2.

4.1.5.1 Accounts and Audit Committee

This Committee has six members: Robert Studer in the chair, Alain Champigneux, Charles de Croisset, Dominique de La Garanderie, Jean-Louis Girodolle and Jean-Claude Paye. Four of the six are independent directors.

The Committee met three times in 2006 and the attendance rate was 100%.

In compliance with French legal and regulatory requirements, the Accounts and Audit Committee dealt with the following matters in particular:

- the Group's consolidated financial statements and Renault SA's individual financial statements for 2005 and first-half 2006;
- the dividend to be proposed for FY 2006;
- the examination of the fees paid to the Statutory Auditors and their network and their compliance with the Auditors' Charter, which governs their work;
- the 2005 balance sheet and the analysis of the 2006 internal audit plan; methods for analyzing risk in the Group;
- the examination of the organization, operation and scope of the RCI Banque group;
- the examination of efforts to rationalize and simplify the local organization in Mercosur.

The Committee also made a self-assessment of its own organization and operating procedures based on the Spencer Stuart survey used for the in-depth assessment of the Board of Directors in 2004. In general, the Committee acknowledges the high standard of its organizational structure and operating procedures. Nevertheless, it would like to be informed in advance of the working programs of the other Committees.

The Committee's examination of the financial statements was accompanied by a presentation from the Auditors describing the highlights of their engagement and their conclusions, as well as the accounting policies used and the main regulatory developments in this area. In addition, the Chief Financial Officer submitted a memo describing the company's risk exposures and off-balance sheet commitments.

Rémy Rioux was appointed to the Accounts and Audit Committee at the Board meeting of February 28, 2007, replacing Jean-Louis Girodolle.

4.1.5.2 Remuneration Committee

The Committee has three members, all of whom are independent directors: Franck Riboud in the chair, François de Combret and Marc Ladreit de Lacharrière.

The Committee met four times in 2006 and the attendance rate was 100%. The main items on its agenda were:

- the provisional plan for grants of stock options and bonus shares for 2006 and 2007 and for the Renault Commitment 2009 plan;
- the remuneration of the Chairman, President and CEO, and members of the Executive Committee;
- proposals to clarify the pension plans for senior executives;
- the exercise by the Chairman of the Board of Directors of his rights under the supplementary pension scheme for the Renault group's senior executives in 2007.



4.1.5.3 Appointments and Governance Committee

This Committee has three members: Louis Schweitzer in the chair, Marc Ladreit de Lacharrière and Dominique de La Garanderie. Two of the three members are independent directors.

The Committee met twice in 2006 and the attendance rate was 100%. The main items on its agenda were:

- the composition of the Board and an assessment of its functioning;
- a revision of the list of independent directors in accordance with AFEP/MEDEF criteria;
- a plan of succession for Renault's directors, in accordance with good governance practices.

4.1.5.4 International Strategy Committee

This Committee has six members: Henri Martre in the chair, Yves Audvard, Michel Barbier, Jean-Claude Paye and Georges Stcherbatcheff. Catherine Bréchignac was appointed to the International Strategy Committee at the Board meeting of February 28, 2007, replacing Mr Larrouturou. Two of the six members are independent directors.

The Committee met twice in 2006 and the attendance rate was 100%. The main items on its agenda were:

- trade barriers in the global automotive industry;
- the importance of the Euromed zone;
- the situation of the Renault-Nissan Alliance in the light of market trends.

4.1.6 Directors' fees

The Annual General Meeting may allocate directors' fees, the amount of which remains fixed until otherwise decided.

4.1.6.1 Amount

After comparing directors' remuneration with that of other CAC 40 companies, it emerged that the members of Renault's Board received significantly less than directors of comparably sized firms. Accordingly, the Annual General Meeting on April 29, 2003 voted an annual amount of €600,000[14] to be apportioned among the directors for the current year and subsequent years, until further notice. The Board is responsible for allotting these fees.

4.1.6.2 Method of allotment

The directors' fees for FY 2006 are apportioned according to the following criteria:

- a fixed portion, linked to the responsibilities arising from Board membership, i.e., an amount of up to €14,000 (the sum is calculated on a time-apportioned basis);
- a variable portion, linked to directors' actual attendance, i.e., an amount of up to €14,000 (the sum is calculated on a time-apportioned basis).

Two additional payments may also be made:

- one for sitting on a committee, i.e., up to €4,500 (calculated on a time-apportioned basis);
- one for chairing a committee, i.e., up to €4,500 (calculated on a time-apportioned basis);

Total fees allocated to directors in 2006 amounted to €542,752 (€552,332 in 2005).

(14) The amount of €600,000 is the median of directors' fees paid by other CAC 40 companies.



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FEES ALLOTTED TO DIRECTORS FOR THE YEAR, DEPENDING ON ATTENDANCE AT BOARD AND COMMITTEE MEETINGS ◆

Directors	Attendance in 2006	Total fees received in €[1]	
		2006	2005
Mr Schweitzer	10/10	28,000	28,000
Mr Ghosn	10/10	28,000	24,500
Mr Audvard	10/10	32,500	32,500
Mr Barbier	10/10	32,500	32,500
Mr Champigneux	10/10	32,500	32,500
Mr de Combret	10/10	32,500	32,500
Mr de Croisset	8/10	29,700	32,500
Mr Girodolle[3]	10/10	32,500	32,500
Mr Koeda	3/10	18,200[2]	21,000[2]
Mr Ladreit de Lacharrière	7/10	32,800	32,045
Mrs. de La Garanderie	8/10	34,200	33,338
Mr Larrouturou[3][4]	6/10	23,808	25,500
Mr Martre	10/10	37,000	37,000
Mr Paye	10/10	37,000	37,000
Mr Pinault[4]	-/-	-/-	14,198
Mr Riboud	7/10	32,800	35, 250
Mr Saikawa[4]	3/10	13,444[2]	-/-
Mr Stcherbatcheff	10/10	32,500	32,500
Mr Studer	7/10	32,800[2]	37,000[2]

(1) Fees allocated on the basis of Board membership, attendance of Board meetings, membership and/or chairmanship of one of the Board's committees.

(2) Fees allocated to overseas directors correspond to the gross amount paid by Renault.

(3) These directors represent the state.

(4) Directors whose appointment began or ended during the year.

In view of their conditions of office, some directors, particularly those representing the French state, waive their fees and pay them over to either the tax authorities or the trade union they represent.

4.2 Management bodies at January 1, 2007 ✦

Renault's senior management bodies are composed of two committees:

- the Group Executive Committee;
- the Renault Management Committee.

4.2.1 Group Executive Committee

The Group Executive Committee comprises six members plus the President and CEO:

- Executive Vice President, Sales and Marketing, and Light Commercial Vehicles;
- Executive Vice President, Plan, Product Planning and Programs;
- Executive Vice President, Manufacturing and Logistics;
- Executive Vice President, Chief Financial Officer;
- Executive Vice President, Engineering and Quality;
- Corporate Secretary General, Executive Vice President, Group Human Resources.

The Renault Management Committee meets once a month and at seminars held twice a year.

4.2.2 Renault Management Committee

The Renault Management Committee comprises 24 members, and includes the members of the Group Executive Committee. Those members of the Renault Management Committee who do not sit on the Group Executive Committee have a superior who is on the Group Executive Committee. The Senior Vice President, Purchasing, the Senior Vice President, Corporate Controller, the Senior Vice President, Corporate Communications, the Special Advisor to the President and CEO, the Senior Vice President, CEO Office, the Senior Vice President, Corporate Design, the President, Renault F1 Team report directly to the President and CEO.

The Renault Management Committee meets once a month and at seminars held twice a year.

4.2.3 Group Executive Committee and Management Committee at January 1, 2007

Carlos Ghosn*	President and CEO
Patrick Blain*	Executive Vice President, Sales and Marketing & LCV Division, RMC Leader, Europe
Marie-Christine Caubet	Senior Vice President, Market Area Europe
Jacques Chauvet	Senior Vice President, Market Area France
Marie-Françoise Damesin	Senior Vice President, Corporate Communications
Alain Dassas	President, Renault F1 Team
Rémi Deconinck	Senior Vice President, Product Planning
Odile Desforges	Senior Vice President, Purchasing – Chairman and Managing Director, Renault-Nissan Purchasing Organization
Jean-Baptiste Duzan	Senior Vice President, Corporate Controller
Michel Faivre-Duboz	Senior Vice President, Vehicle Engineering Development and Guyancourt site
Philippe Gamba	Chairman and CEO, RCI Banque
Manuel Gomez	Senior Vice President seconded to the CCFA (French Automakers Committee)
Michel Gornet*	Executive Vice President, Manufacturing and Logistics, RMC Leader, France
Philippe Klein	Senior Vice President, CEO Office
Patrick Le Quément	Senior Vice President, Corporate Design
Benoît Marzloff	Senior Vice President, Strategy and Marketing

✦ Global Reporting Initiative (GRI) Directives


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Luc-Alexandre Ménard	Senior Vice President, Public Affairs, Chairman of the Dacia Board of Directors, RMC Leader, Euromed
Bruno Morange	Senior Vice President, Light Commercial Vehicles
Thierry Moulonguet*	Executive Vice President, Chief Financial Officer, RMC Leader, Americas
Patrick Pelata*	Executive Vice President, Plan, Product Planning and Programs, RMC Leader, Asia-Africa
Jean-Louis Ricaud*	Executive Vice President, Engineering and Quality
J Jérôme Stoll	Senior Vice President, Mercosur
Yann Vincent	Senior Vice President, Quality
Michel de Virville*	Corporate Secretary General, Executive Vice President, Group Human Resources

**Members of the Group Executive Committee.*

ORGANIZATION CHART AT JANUARY 1, 2007 (BEING AMENDED)

- ♦ **Carlos Ghosn : President**
  - ♦ **Patrick Blain** : Executive Vice President, Sales and Marketing & LCV Division • RMC Leader, Europe
    - **Marie-Christine Caubet** : Senior Vice President, Market Area Europe
    - **Jacques Chauvet** : Senior Vice President, Market Area France
    - **Benoît Marzloff** : Senior Vice President, Strategy and Marketing
    - **Bruno Morange** : Senior Vice President, Light Commercial Vehicles
  - ♦ **Michel Gornet** : Executive Vice President, Manufacturing and Logistics • RMC Leader, France
  - ♦ **Thierry Moulonguet** : Executive Vice President, Chief Financial Officer • RMC Leader, Americas
    - **Philippe Gamba** : Chairman and CEO, RCI Banque
    - **Jérôme Stoll** : Senior Vice President, Mercosur
  - ♦ **Patrick Pélata** : Executive Vice President, Plan, Product Planning and Programs • RMC Leader,
    - **Rémi Deconinck** : Senior Vice President, Product Planning
  - ♦ **Jean-Louis Ricaud** : Executive Vice President, Engineering and Quality
    - **Michel Faivre-Duboz** : Senior Vice President, Vehicle Engineering Development
    - **Yann Vincent** : Senior Vice President, Quality
  - ♦ **Michel de Virville** : Corporate Secretary General, Executive Vice President, Group Human Reso
    - **Luc-Alexandre Ménard** : Senior Vice President, Public Affairs, Chairman of the Dacia Board of Directors • RMC Leader, Eurom
  - **Marie-Françoise Damesin** : Senior Vice President, Communications
  - **Alain Dassas** : President, Renault F1 Team
  - **Odile Desforges** : Senior Vice President, Purchasing • Chairman and Managing Director, R
  - **Jean-Baptiste Duzan** : Senior Vice President, Corporate Controller
  - **Manuel Gomez** : Special Advisor to the President and CEO
  - **Philippe Klein** : Senior Vice President, CEO Office
  - **Patrick Le Quement** : Senior Vice President, Corporate Design



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4.3 Audits

4.3.1 Auditors' Charter

The Financial Security Act, Title III, contains provisions on the legal auditing of accounts, particularly, Article 104, on Auditors' independence. Pursuant to those provisions, in 2004 Renault, together with the Statutory Auditors and under the Chairman's authority, took the initiative of drafting a Charter on auditor engagements and independence and cosigning it with them. In addition to defining the scope of application, the charter addresses the separation of engagements by specifying those inherent to the Statutory Auditors' function and therefore authorized automatically, and those that cannot be performed by Statutory Auditors and their network because they are incompatible with the Auditors' mandate. Further, it specifies the additional or complementary assignments that may be performed by the Statutory Auditors and their network, and how those assignments are to be authorized and supervised. The charter also includes the undertaking of independence and sets the rules for partner rotation.

The Charter governs the relationship between the Renault group (the parent company and the fully-consolidated French and international subsidiaries) and its Statutory Auditors. The Auditors are responsible for ensuring that the charter is applied by members of their network acting as external auditors for fully-consolidated subsidiaries and also for policing compliance with the regulations in force in countries where Group companies are established.

4.3.2 Auditors

4.3.2.1 Statutory Auditors

Deloitte & Associates
represented by Pascale Chastaing-Doblin and Amadou Raimi
185 Avenue Charles de Gaulle
92200 Neuilly-sur-Seine
France

Ernst & Young Audit
represented by Jean-François Bélorgey and Daniel Mary-Dauphin
11 Allée de l'Arche
92400 Courbevoie
France

Deloitte & Associates was appointed by the French Finance Ministry on April 25, 1990. It was reappointed by the Joint General Meeting of June 7, 1996 for another six-year term and by the Joint General Meeting of April 26, 2002 for a further six years. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Ernst & Young Audit was appointed by the French Finance Ministry on March 27, 1979. It was reappointed by the Joint General Meeting of June 7, 1996, then the Joint General Meeting of April 26, 2002 for a six-year term. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

4.3.2.2 Alternate Auditors

BEAS
Alternate for Deloitte & Associates
7-9 Villa Houssay
92200 Neuilly-sur-Seine
France

Gabriel Galet
Alternate for Ernst & Young Audit
11 Allée de l'Arche
92400 Courbevoie
France

The alternate auditors were appointed by the Joint General Meeting of June 7, 1996 for a six-year term. They were reappointed by the Joint General Meeting of April 26, 2002 for another six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

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4.3.3 Fees paid to Statutory Auditors and their network

The audit fees recognized in 2006 by Renault SA and its fully consolidated subsidiaries for the engagements and assignments performed by the Statutory Auditors and their networks can be broken down as follows:

	Ernst & Young network				Deloitte network			
	2006		2005		2006		2005	
(€ thousands)	Amount excl. tax	%	Amount excl. tax	%	Amount excl. tax	%	Amount excl. tax	%
AUDIT								
Statutory audit, certification, review of individual and accounts								
Issuer	2,754	42.50	3,219	49.27	2,190	32.13	2,744	37.64
Fully consolidated subsidiaries	3,164	48.83	2,899	44.37	3,404	49.93	3,490	47.87
Other inspections and services directly linked to the statutory auditor's mission								
Issuer	178	2.75	15	0.23	70	1.03	22	0.30
Fully-consolidated subsidiaries	264	4.07	18	0.28	495	7.26	389	5.34
Subtotal	**6,360**	**98.15**	**6,151**	**94.15**	**6,159**	**90.35**	**6,645**	**91.14**
OTHER NETWORK SERVICES FOR THE FULLY CONSOLIDATED SUBSIDIARIES								
Legal, tax, labor-related	114	1.76	310	4.75	580	8.51	564	7.74
Other	6	0.09	72	1,10	78	1.14	82	1.12
Subtotal	**120**	**1.85**	**382**	**5.85**	**659**	**9.65**	**646**	**8.86**
TOTAL FEES	**6,480**	**100.00**	**6,533**	**100.00**	**6,817**	**100.00**	**7,291**	**100.00**

For both networks, tax services mainly cover the Group's foreign subsidiaries.

4.4 Interest of senior executives

4.4.1 Remuneration of senior executives and corporate officers

4.4.1.1 Remuneration of senior executives ◆

PROCEDURE FOR DETERMINING REMUNERATION

Members of the Renault Management Committee receive a consideration comprising a fixed and a variable portion. The variable portion is based on the company's economic performance in the previous year and includes four factors. The first factor is the difference between budgeted and actual operating margin, the second is the results achieved in terms of reducing warranty expenses, the third is the reduction in general, commercial and administrative expenses, and the fourth involves maximizing the elements between operating margin and net income (excluding income from Nissan and Volvo) and reducing the tax rate.

REMUNERATION PAID IN 2006

In 2006 the total consideration paid to the 26 members of the Renault Management Committee amounted to €12,984,932 of which €8,830,626 for the fixed portion (compared with €12,475,635 and €8,774,620 respectively, in 2005). For the record, there were 27 members in 2005.

Renault Management Committee members do not receive directors' fees from Group companies in which they hold senior office.

4.4.1.2 Remuneration of corporate officers

The criteria for calculating the variable remuneration of the President and CEO were set by the Board of Directors on February 28, 2007, on the recommendation of the Appointments and Remuneration Committee.



They are consistent with the criteria applied to the members of the Group Executive Committee and the Renault Management Committee:

- return on equity;
- difference between budgeted and actual operating margin.

There is an additional, qualitative criterion linked to strategy and management.

The variable rate is between 0% and 150% of the fixed portion. For 2006 it was 116%.

The total remuneration of the President and CEO was as follows (in €):

Year	Fixed portion	Variable portion for the year, paid out the following year	In-kind benefits	Directors' fees for the year, paid out the following year	Total annual remuneration	Total remuneration paid during the year
2006	1,200,000	1,392,000	9,663	28,000	2,629,663	2,034,163
2005	800,000 (for 8 months)	800,000	4,815	24,500	1,807,172*	982,672*

* *Including a relocation allowance of €177,857.*

The Chairman of the Board of Directors of Renault does not receive any variable portion in respect of his function.

Accordingly, the total remuneration of the Chairman of the Board of Directors was (in €):

Year	Fixed portion	All-inclusive payment for duties as Chairman of the Board of Directors	Variable portion for the year, paid out the following year	In-kind benefits	Directors' fees for the year, paid out the following year	Total annual remuneration	Total remuneration paid during the year
2006[1]	900,000	200,000	0	5,692	28,000	1,133,692	1,567,026
2005 (May-Dec.)[1]	600,000	133,334[2]	0	4,926	28,000	1,366,260	2,192,926
2005 (Jan.-April)	300,000		300,000				
2004	900,000		1,260,000	4,899	28,000	2,192,899	1,982,899

(1) The renewal of the €900,000 fixed portion paid to the Chairman of the Board from May 1 is an amount close to that he would have received if he retired at that date.
(2) €200,000 for a full year.

The President and CEO and the Chairman of the Board of Directors also have a supplementary pension scheme.

Further to the meeting of the Board of Directors on October 28, 2004, both the President and CEO and the Chairman are entitled to benefit from the supplementary pension scheme set up for members of the Group Executive Committee. This comprises:

- a defined contribution scheme equivalent to 8% of annual remuneration, paid for by the company and the beneficiary;
- a defined benefit scheme capped at 30% of remuneration;
- an additional defined benefit scheme capped at 15% of remuneration (with a specific requirement on length of tenure).

The combined total of these schemes – basic, supplementary and additional – is capped at 50% of remuneration.

Currently, total retirement benefits, including supplementary benefits, to which senior executives, including the President and CEO are entitled, are estimated at between 30% and 45% of their final remuneration, owing to differences in seniority at Renault and on the Group Executive Committee.

4.4.2 Stock options granted to senior executives and corporate officers

4.4.2.1 Legal framework

In its 14th resolution, the Joint General Meeting of May 4, 2006 authorized the Board of Directors to make one or more grants of stock options to employees of the company and its related companies, in conformity with Article L. 225-180 of the Commercial Code. These options give holders the right to subscribe for new shares of the company, issued in connection with a capital increase, or to buy shares of the company lawfully repurchased by it.

If these options are exercised, the number of shares thus purchased or subscribed shall not exceed 3.2% of the share capital at the date of the Meeting.

The General Meeting rules on the allocation and/or exercise of stock options according to criteria of individual and collective performance in terms of completion of the company's medium-term plan.

In its 15th resolution, the Joint General Meeting of May 4, 2006 authorized the Board of Directors to make grants of existing shares or shares to be issued to company employees or certain categories of employees



and its related companies, in conformity with Article L. 225-197-2 of the Commercial Code.

The total number of shares granted free of charge may not exceed 0.53% of the sum of shares making up the share capital at the date of the Meeting.

The General Meeting rules on the definitive allocation of existing shares or shares to be issued according to criteria of individual and collective performance in terms of completion of the company's medium-term plan.

4.4.2.2 General grant policy

APPOINTMENTS AND REMUNERATION COMMITTEE

The Board of Directors approves the stock option plan on the basis of the report of the Appointments and Remuneration Committee. The Committee examines proposals from the President and CEO, to grant options to Group employees, in compliance with the general arrangements set by the Annual General Meeting. The President and CEO does not take part in the Committee's proceedings when the matter under review concerns him personally.

AIMS OF THE STOCK OPTION AND BONUS SHARES PLAN

The main aim of the stock option plan is to involve Renault executives worldwide, particularly the members of management bodies, in building the value of the Group – and hence Renault's share price – by allowing them to have an ownership interest in the company.

The plan also makes it possible to single out those executives who, by their actions, make an especially positive contribution to the Group's results.

In addition, the plan helps to secure the loyalty of those executives for whom the Group has long-term ambitions, in particular "high-flyers", i.e. young executives with strong potential. Stock options help to increase the commitment of these staff members and motivate them to work for the company's advancement and growth.

The plan buttresses the role of the Group's responsibility centers in Europe and the rest of the world. In Automobile it applies in particular to sales subsidiaries, vehicle and powertrain engineering teams, managers of body assembly and powertrain plants, industrial subsidiaries and all the heads of vehicle and powertrain programs and projects. The plan also applies to Sales Financing, and to the heads of the Group's major support functions.

GRANT POLICY

Option grants vary according to the grantee's level of responsibility and contribution to the company, an appraisal of their performance and results, and, for younger staff members, an assessment of their development potential.

Senior executives and managing executives

The senior executives are the President and CEO and the members of the Renault Management Committee, including the six members of the Group Executive Committee.

In principle, other managing executives are granted options each year, based on the same criteria as those applicable to other senior executives, namely levels of responsibility, performance and results. The quantity of options granted can vary significantly depending on individual appraisals. Some managing executives may receive none. The allocation factor ranges from 1 to 4, with a median of 1,000 options in 2005.

Other executives benefiting from the plan

The plan's other beneficiaries are generally senior managers and high-flyers with strong professional or managerial potential aged 45 and under. Grants are generally made every one to three years or more, but never more than two years running. An array of complementary systems is used to assess and select grantees (annual performance and development review, Careers Committees, personal monitoring for high-flyers, performance-related bonuses). Taken together, these systems form a comprehensive observation platform from which the most deserving executives can be singled out.

Annual performance and development reviews

Annual performance and development reviews are used to make a precise, written review of past performance and to define written goals for the coming year. All managerial staff without exception (i.e. including senior executives and managing executives) undertake a performance appraisal with their immediate superior, and, where appropriate, their line manager and project manager. The results of the session are reviewed and graded by the next level of management. The annual performance and development review, which is signed off and annotated by the +2-level line manager, provides the opportunity to precisely measure the interviewee's past inputs and the importance of his or her future missions. It is also used to closely analyze the managerial capacity and the progress to be made *vis-à-vis* benchmarks set by senior management.

Careers Committees

The purpose of Careers Committees is to review all positions of responsibility within the company and to assess the contributions of the incumbents. They also seek to forecast possible changes in the job profile of individual staff members and the persons designated to replace them, either under normal circumstances or immediately should the need arise. The Careers Committees meet monthly in all the Group's major divisions and departments throughout the world. This system makes it possible to permanently update collective assessments of individual staff members and it enables senior managers to submit the names of possible option grantees to the President and CEO with full knowledge of the facts. A General Careers Committee, chaired by the President and CEO and composed of the members of the Group Executive Committee, examines nominations for 200 key positions (known as "A Positions") and is responsible for manpower planning for these jobs. With this method, managers at different levels can focus more tightly on future senior executives or managing executives.


4

High-flyers

Particular attention is paid to the action and development of young high-flyers, who are monitored closely. Each year, the Careers Committees meticulously update the P List, comprising young high-flyers with strong professional or managerial potential likely to become senior managers, and the P1 List, composed of executives destined to become managing executives or senior executives. Additions to the P1 List are decided by the General Careers Committee.

Since 1999, in an effort to improve transparency, high-flyers (P or P1) have been duly informed of their status by their managers during their annual performance and development review.

Human Resources Advisors

The management committees of all major Group divisions and departments have a Human Resources Advisor (HRA), who is responsible for assessing and permanently monitoring all the executives coming within his or her bailiwick. Since HRAs are coordinated centrally on a regular basis, managers can be sure that the human resources policy is properly implemented, that the abovementioned processes are followed, and that individual careers are optimally managed, particularly in terms of mobility assignments and training. HRAs are important because they marshal and summarize the assessments and judgments made by different managers and are therefore in a better position to select potential stock option grantees.

Summary of plans

The options granted under plans 1 to 9 give the right to buy existing shares. The options granted under plans 10 and 11 give the right to subscribe for new issues.

AGM AUTHORIZATION GRANTED ON JUNE 7, 1996

	Plan 1	Plan 2
Date of grant/Date of Board meeting	October 22, 1996	October 28, 1997
Option start date	October 23, 1999	October 29, 2002
Expiration date	October 21, 2006	October 27, 2007
No. of grantees	273	310
Total options granted	446,250	553,750
o/w Members of Renault Management Committee[(1)(2)(4)]	128,000	163,000
Strike price (€)	17.57	24.89
Discount	5%	5%
Options exercised at 31/12/2006	426,950	487,028
Options lapsed at 31/12/2006	19,300	18,400
Options outstanding at 31/12/2006[(3)]	0	48,322

(1) The Renault Management Committee at the date on which the stock options were granted.

(2) Including grants to Mr Schweitzer of 20,000 stock options in 1996, 30,000 in 1997, 140,000 in 1998, 200,000 in 1999, 140,000 in 2000, 100,000 in 2001, 130,000 in 2002, 100,000 in 2003 and 200,000 in 2004.

(3) Under plans 1 to 9, a total of 7,676,580 were unexercised at December 31, 2006.

(4) Including grants to Mr Ghosn of 20,000 stock options in 1997, 70,000 in 1998, 200,000 in 1999, 200,000 in 2005; in 2006: 100,000 for Plan 2006, 1,000,000 for Renault Commitment 2009 and 200,000 for Plan 2007.

AGM AUTHORIZATION GRANTED ON JUNE 11, 1998

Plan 3	Plan 4	Plan 5	Plan 6	Plan 7	Plan 8
October 27, 1998	March 16, 1999	October 19, 1999	September 7, 2000 and October 24, 2000	December 18, 2001	September 5, 2002
October 28, 2003	March 17, 2004	October 20, 2004	September 8, 2005 and October 25, 2005	December 19, 2006	September 6, 2007
October 26, 2008	March 15, 2009	October 18, 2009	September 6, 2010 and October 23, 2010	December 17, 2011	September 4, 2012
410	4	384	638	858	809
1,912,500	300,000	1,825,900	1,889,300	1,861,600	2,009,000
670,000	280,000	830,000	750,000	505,000	645,000
32.13	40.82	50.94	49.27 and 49.57	48.97	49.21
N/A	N/A	N/A	N/A	N/A	N/A
1,390,459	50,000	1,158,623	910,346	160,364	3,000
76,500	30,000	118,500	123,450	41,500	19,300
445,541	220,000	548,777	855,504	1,659,736	1,986,700


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AGM AUTHORIZATION GRANTED ON APRIL 29, 2003

	Plan 9	Plan 10	Plan 11
Date of grant/Date of Board meeting	September 8, 2003	September 14, 2004	September 13, 2005
Option start date	September 9, 2007	September 15, 2008	September 14, 2009
Expiration date	September 7, 2011	September 13, 2012	September 12, 2013
No. of grantees	813	758	639
Total options granted	1,922,000	2,145,650	1,631,093
o/w Members of Renault Management Committee[1][2][4]	605,000	695,000	650,000
Strike price (€)	53.36	66.03	72.98
Discount	N/A	N/A	N/A
Options exercised at 31/12/2006	3,000	3,000	0
Options lapsed at 31/12/2006	7,000	3,000	0
Options outstanding at 31/12/2006[3]	1,912,000	2,139,650	1,631,093

AGM AUTHORIZATION GRANTED ON MAY 4, 2006

	Plan 12	Plan 13 Options Commitment 2009	Plan 13B Shares Commitment 2009	Plan 14
Date of grant/Date of Board meeting	May 4, 2006	May 4, 2006	May 4, 2006	Dec. 5, 2006
Option start date	May 5, 2010	May 5, 2010	May 5, 2010	Dec. 6, 2010
Expiration date	May 3, 2014	May 3, 2014	May 3, 2014	Dec. 4, 2014
No. of grantees	693	650	549	710
Total options granted	1,674,700	2,741,700,	1,379,000	1,843,300
o/w Members of Renault Management Committee[1][2][4]	556,000	1,550,000	290,000	680,000
Strike price (€)	87.98	87.98	0	93.86
Discount	N/A	N/A	N/A	N/A
Options exercised at 31/12/2006	0	0	0	0
Options lapsed at 31/12/2006	0	0	0	0
Options outstanding at 31/12/2006[3]	1,674,700	2,741,700,	1,379,000	1,843,300

(1) The Renault Management Committee at the date on which the stock options were granted.

(2) Including grants to Mr Schweitzer of 20,000 stock options in 1996, 30,000 in 1997, 140,000 in 1998, 200,000 in 1999, 140,000 in 2000, 100,000 in 2001, 130,000 in 2002, 100,000 in 2003 and 200,000 in 2004.

(3) Under plans 1 to 9, a total of 7,676,580 were unexercised at December 31, 2006.

(4) Including grants to Mr Ghosn of 20,000 stock options in 1997, 70,000 in 1998, 200,000 in 1999, 200,000 in 2005; in 2006: 100,000 for Plan 2006, 1,000,000 for Renault Commitment 2009 and 200,000 for Plan 2007.

In FY 2006:

- the following stock option grants were made to corporate officers:
  - Mr Ghosn, 100,000 subscription options at the price of €87.98, with an expiry date of May 3, 2014 for the Plan 2006; 1,000,000 subscription options at the price of €87.98, with an expiry date of May 3, 2014 for the Plan Renault Commitment 2009 and 200,000 subscription options at the price of €93.86, with an expiry date of December 4, 2014 for Plan 2007;
- options exercised by corporate officers included the following:
  - Mr Schweitzer: 121,700 options at the price of €32.13, with an expiry date of October 26, 2008; 200,000 options at €50.94, with an expiry date of October 18, 2009; 73,000 options at the price of €49.27, with an expiry date of September 6, 2010;
- the 10 largest stock option grants made (excluding grants to corporate officers) were:
  - under Plan 2006, dated May 4,2006: 245,000 purchase or subscriptions options at a price of €87.98, with an expiry date of May 4, 2014,
  - under Renault Commitment 2009 Plan, dated May 4, 2006: 270,000 purchase or subscriptions options at a price of €87.98, with an expiry date of May 4, 2014 and 168,000 bonus shares,
  - under Plan 2007, dated December 5, 2006: 255,000 purchase or subscriptions options at a price of €93,86, with an expiry date of December 4, 2014;
- the 10 largest lots exercised in 2006 (excluding options exercised by corporate officers) comprised 312,500 options at an average price of €48.94 (i.e. 20,000 options exercised at €32.13 under the October 1998 plan, 147,700 options exercised at €50.94 under the October 1999 plan, 125,000 options exercised at €49.27 under the October 2000 plan and 19,800 options exercised at €48.97 under the December 2001 plan).

4.4.2.3 Supplemental information

- Loss of entitlement is governed by regulatory provisions, i.e. total loss in the event of resignation, and individual decision in the event of dismissal.
- No Group subsidiary operates a stock option plan for its own shares.


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4.5 Report of the Chairman of the Board pursuant to Article L. 225-37 of the Commercial Code

The Chairman of the Board of Directors is required to submit an additional report, appended to the Management Discussion & Analysis, pursuant to Paragraph 7 of Article L. 225-37 of the French Commercial Code:

"The Chairman of the Board of Directors shall review the manner in which the Board prepares its work, as well as the internal control procedures put in place by the company, in a report appended to the report referred to in Articles L. 225-100, L. 225-102, L. 225-102-1 and L. 233-26. Notwithstanding Article L. 225-56, this report shall also give details of any curbs placed by the Board of Directors on the powers of the Chief Executive." In companies with shares admitted to trading on a regulated market, this report sets out the principles and rules established by the Board of Directors or the Supervisory Board, as appropriate, for determining the compensation and the advantages of all kinds allocated to directors and officers.

4.5.1 Report of the Chairman on the preparation and organization of the work of the Board of Directors

The Board of Directors meets as often as the interests of the company require. Meetings are convened at least eight days in advance by the Chairman. Furthermore, to enhance communication and make it easier for its members to obtain relevant documents, the Board has officially approved the creation of a hosting facility, in conjunction with its secretariat. Under this new arrangement, the meeting papers, which may not be disseminated ahead of time, are made available to directors before the beginning of each meeting.

The minutes of the Board meetings are made available within four weeks of each meeting.

The curbs placed by the Board of Directors on the powers of the President and CEO are described in the Board's internal regulations. These provide that, in addition to its legal and regulatory powers, "the Board of Directors shall discuss the strategic policies of the company, including in connection with the Alliance, and examine any changes to those policies once yearly. Further, it shall give its opinion before any major decision inconsistent with the company's strategy can be made".

The manner in which the Board's tasks are prepared and organized are described in detail in Chapter 4.1.5.

4.5.2 Chairman's report on internal control procedures

4.5.2.1 Introduction

The Renault group encounters risks and contingencies, both internal and external, in the regular course of its business activities and strategy. It has therefore put in place an organizational structure and procedures to identify, quantify, prevent and control these risks as far as possible in order to mitigate their negative impact and thus help the company achieve its operational and strategic goals.

This framework is closely monitored by the Board of Directors. Responsible both for managing and overseeing the company, the Board's duly empowered and accountable members issue clear, transparent decisions. Their efforts, combined with those of the ever-watchful Accounts and Audit Committee, help to ensure an effective internal control process.

When carrying out its supervisory and control duties, the Board of Directors relies on the opinions of the committees set up in 1996 (see Chapter 4.1.5). The Board also consults the Statutory Auditors, the internal audit program, the Risk Management Department, which reports to the Vice President of Corporate Audit, and the Insurance Department. The Risk Management Department is charged with furthering understanding of the various risks incurred by the Renault group, describing them in a sequential format (or "map"), promoting cross-functional management of cross-sector issues, and monitoring the introduction of prevention plans.

This internal control system has been implemented in all the company's functional departments and for every area of activity. Its main objectives are to:

- control quality, costs and delivery times in all industrial and commercial activities;
- comply with legal requirements and the company's by-laws;
- ensure the quality, reliability and relevance of all internal and external information, notably financial and accounting disclosures;
- adapt the company's organizational structure to changing standards, especially in the field of environmental protection;
- make sure that the level of risk exposure is consistent with objectives and expected benefits;


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- control any risks the company might engender for its staff, customers, suppliers and shareholders, as well as for its union partners and stakeholders;
- reduce the company's exposure to fraud risk.

However, as with any control system, there is no cast-iron guarantee that risks have been totally eliminated. The system's role is to prioritize risk and to implement prevention plans that will reduce the likelihood of risks occurring. Support is provided by Renault's policy on insurance, which delivers optimal risk coverage.

Reflecting the fact that the company's activities have been hived off into subsidiaries, this report covers all the entities under Group control. Renault coordinates and manages internal control in all the Group's consolidated companies.

To describe the company's internal control procedures accurately and concisely, this report will address:

- the Renault group's general control and management environment;
- specific control procedures for each risk category;
- the special procedures for preparing financial and accounting information;
- the individual case of Nissan.

Furthermore, the Group's Registration Document provides detailed information on some of these topics. Only the most relevant ones have therefore been repeated here.

This report was drafted on the basis of work conducted within the Group under the direction of a steering committee set up in September 2003 to prepare the first report. The committee comprises the Vice President, Corporate Audit, the Director, Risk Management, the Director, Group Accounting, the General Manager, Organization and Information Systems, the Vice President and General Counsel, the Head of Internal Control at RCI Banque and the Director, Investor Relations.

The Statutory Auditors were involved in the work of the Steering Committee.

The Report was prepared under the responsibility of the Chairman of the Board of Directors, pursuant to Article L. 225-37 of the Commercial Code on the basis of information provided by senior management. The President and CEO is responsible for the organization of internal control and the associated procedures and for all the information required by law for the purposes of the internal control report.

This Report was reviewed and approved by the Board of Directors at its meeting on February 28, 2007.

4.5.2.2 General control and management environment

The main characteristics of this environment are:

- a corporate culture that seeks to put in place, at every level and in every functional department, a set of practices and operating methods incorporating stringent internal controls. This is reflected in the expression of Renault's values;
- a general organizational structure that focuses on the quest for operational performance while complying with the principles of sound governance;
- an internal control and financial reporting mechanism designed to be comprehensive and applicable to all Group entities;
- a body of internal standards, including the Code of Good Conduct, the remit of the Compliance Officer and the Ethics and Compliance Committees, as well as fraud detection procedures and rules governing inside information and the prevention of insider trading.

These all play a part in Renault's corporate culture, which seeks to promote ethical behavior under all circumstances, as well as accountability, transparency, managerial example and fairness in the information provided by and commitments made by every member of staff.

A CORPORATE CULTURE AND OPERATING PRACTICES THAT EMPHASIZE INTERNAL CONTROL

To ensure compliance with its procedures, the Renault group relies on a Code of Good Conduct, a Risk Management Department, a set of procedural manuals, and an internal audit function. Some Group departments have introduced proprietary codes tailored to the specific characteristics of their business line, e.g. purchasing Charter, auditors' Charter, internal control and audit Charter, Alliance Charter.

The procedures currently in force are based on the separation of powers. Validation channels have been established to ensure that decisions are made at the appropriate level, with the proper degree of information and cooperation, and that the implementation of those decisions can be properly controlled. This is the case in particular with two procedures used for expenditure commitments and investments, namely the Internal Regulations Memo (NRI) and the Investment Project Contract (CPI).

Furthermore, the appointment of officers empowered to make commitments on behalf of the Group or to control its activities is contingent on a decision by the human resources Committee, to ensure that the candidates have the requisite skills and experience for the job. The Group pays particular attention to skills management and to the implementation of procedures for improving forward career-planning (annual performance and development review, career committees, monitoring of high-flyers, etc.).

GROUP ORGANIZATION ✦

A matrix-based management system

Sound corporate governance hinges on the quality of a company's internal control procedures. In turn, the Group's governance organization forms the first pillar of its internal control system, starting with the interlinked responsibilities of senior executives and the Board of Directors. Key strategic decisions are examined firstly by the Group Executive Committee, which comprises the six Executive Vice Presidents and the President and CEO. These decisions are presented to the Board of Directors, which examines and enacts them, after seeking the opinion of the International Strategy Committee where appropriate. The President and CEO informs the Board about the enforcement of such decisions. The Renault Management Committee is composed of the member of the Group Executive Committee as well as the heads of Renault's main departments. Its members ensure that decisions are implemented in compliance with legal requirements in the countries where the Group



operates, in conjunction with the management committees of the main operational departments. The Group Executive Committee monitors this process, in connection with the preparation of annual budgets, and its members report to the Board of Directors on developments affecting the Group. The Board uses this information, together with reports by the Accounts and Audit Committee, to keep itself regularly informed of the company's financial position.

In 2006, alongside this organizational structure, the Group changed the way it operates in order to boost performance and ensure that its whole approach was centered squarely on the needs of customers throughout the world. Operations are now organized around a matrix-based system, making it possible to coordinate the activities of the Regions and the Vehicles Program and Global Function Divisions (engineering, manufacturing, marketing).

Five Regions have been created, each managed by a Regional Management Committee (CMR) chaired by a senior manager designated. CMRs are composed of representatives of Global Functions and Vehicles Programs and of the managers in charge of the major countries in the Region.

The Group also has introduced a system of staff reporting lines, enabling support departments to conduct their activities on a cross-functional basis by defining specific policies (technical, manufacturing, quality) and operating rules (personnel, management control, finance, etc.) and by monitoring the implementation of those policies and rules.

A clearly defined sphere of responsibility and delegation

The decision making process followed by the Renault group is based on a system of delegation of responsibilities, starting with the powers of the President and CEO and working downwards.

The system specifies precisely the levels at which line personnel are entitled to make decisions, thus forming a reference framework that can easily be checked for compliance by management controllers at the decision-making phase and by the Internal Audit Department during after-the-fact controls.

The delegation rules were revisited extensively in 2006 in order to bring the decision making system into line with Renault's new three-pronged organization structure: Regions/Global Functions/Programs, and to accommodate the roll-out of Renault Commitment 2009.

The new rules reflect a strong determination to delegate to the Regions and increase the accountability of operational staff while ensuring that decisions are taken at the right level.

THE INTERNAL CONTROL SYSTEM

Management control

Renault's management model makes a significant contribution, *via* its organization and procedures, to helping the Group control its operations and ensuring that sufficient resources are allocated to each objective.

This model combines the following actions:

- assigning responsibilities for objectives and budgets (with the corresponding operating reports) to each sector identified;
- coordinating measures designed to ensure consistency between:
  - sector objectives and the company's objectives,
  - short-term and long-term objectives,
  - cross-comparison approaches to projects, functional skills and regions;
- using an accounting system designed to measure funds flows and consolidate results.

The management control function acts as a transmission channel for the management model. The mission of this function is to coordinate and measure economic performance at different levels of organization (Group, business area, grassroots). Its role mainly consists in:

- setting the company's economic targets;
- making an economic analysis of proposed management decisions at every level, checking compliance with standards, plans and budgets, assessing economic relevance, and formulating an opinion and a recommendation in each case;
- producing and supervising a set of management procedures tailored to the special requirements of each operational sector.

The management control function is responsible for coordinating the budget preparation process and for making reforecasts and operating reports during the year. This involves the following principles and tools:

- passing on reliable, practical information about the commercial performance, activity and costs of each major function (sales and marketing, manufacturing, support, etc.);
- presenting individual accounts and consolidated results in a unified manner, relying on an integrated system installed in the different entities to handle management reporting and consolidation of financial statements under Group standards, and using the same information;
- organizing monthly operating reports from all units, within a short timeframe, that systematically compare actual data with the data in the monthly budget and the latest reforecast.

In 2006 this model was overhauled to fit in with the new method of economic performance management introduced to meet the objectives of Renault Commitment 2009:

- the performance measurement process has been adapted in an organized and consistent manner so as to compute operating margin for each entity, region and vehicles program;
- Key Performance Indicators have been introduced to allow standardized measurement of business line results;
- Return On Invested Capital is now used as an indicator to measure how well capital is allocated to operations.

The multi-year plan introduced in 2004 to provide line managers with a standard set of procedures, including benchmarks, operating rules and directives, was continued in 2006 through the following courses of action:

Consolidating management standards

In 2006 a range of management standards applicable to all Group entities were prepared for specific areas:

- economic oversight of projects;
- financial control in subsidiaries.


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Standards were also applied to cross-functional processes:

- common management principles and rules for the entire Group (collated in an economic and financial handbook);
- decision making principles and rules;
- accounting policies.

Developing managerial and internal control skills

A management academy was set up in mid 2006 to advance the understanding and application of the Renault group's management principles worldwide. The academy teaches and hones the skills needed to apply methods and tools in all areas of the management function, including accounting, management control, and economic oversight of vehicle and component projects. It also underscores Renault's culture of collective economic performance. A total of 45 training modules organized into five interlinked *curricula* are or will be available (30 at present, 15 by June 2007), together with a number of intranet-delivered utility programs such as e-learning facilities, bibliographies and glossaries.

As part of the Renault Skills project, the management function has initiated a forward-looking analysis of its skills requirements. This involves examining existing skill sets, defining key competencies and providing support and career development resources, with constant reference to best practices.

Disseminating management-related information within the Group

The action plans set in motion through the company's Business-to-Employees (B-to-E) program were pursued in 2006 in an effort to disseminate the full range of management-related information to all Group entities through the management function's intranet portal:

- a single portal now provides access to all management information, whether activity-specific or cross-functional and cross-Group;
- significant action was taken to make management literature easier to use and more relevant for line managers. Formats have been simplified and harmonized; communication has been intensified for the launch of new standards (*via* newsletters); and the international dimension of the portal has been enhanced.

INTERNAL AUDIT

Renault has an Internal Audit function that assesses the effectiveness of internal controls and helps employees to carry out their duties.

The function has jurisdiction over the entire Group, and its remit can extend to external partners, either pursuant to audit agreements or in circumstances where its involvement is necessary.

Whenever it intervenes, the Internal Audit function provides the President and CEO and the relevant members of the Group Executive Committee a summary report outlining the level of control it has observed and setting out its main recommendations and a list of commitments made by the entities in their action plan. The Internal Audit function reports annually to the Group Executive Committee on its activities.

The members of Renault's Accounts and Audit Committee can ask the Corporate Audit Department to carry out special inspections; they can also ask to receive any of the department's reports. They receive a copy of the annual report of the audit function; and the Vice President of Corporate Audit briefs committee members on his actions and on the provisional work program approved by the Group Executive Committee.

In 2006 the department carried out 105 assignments covering all the Group's activities and entities. Sixty percent of its inspections were conducted outside France. The assignments break down as follows:

- 17% for design, purchasing and manufacturing activities;
- 38% for sales, marketing or distribution functions;
- 19% for financing activities, including RCI Banque;
- 26% for IT and support functions.

The assignments involved:

- inspecting the way that operations are conducted and ensuring that they comply with internal and regulatory requirements;
- assessing the level of internal control for each activity and identifying the efficiency-critical aspects of the audited processes;
- pursuing the objectives of Renault Commitment 2009 through communication, control, target deployment and action plans.

The system for monitoring implementation of prior audit recommendations is now fully operational, and a half-yearly report is forwarded to the members of the Group Executive Committee and the Accounts and Audit Committee. The main aim is the same: to expedite the introduction of action plans. These monitoring activities are carried out in close cooperation with representatives from the Corporate Audit Department.

Efforts to develop self-assessment tools focused on several areas in 2006, namely the Europe-wide introduction of a new tool for use by marketing functions, implementation of a module for managing spare parts stores, the release of an questionnaire for use by line managers to assess compliance, and further work on the evaluation of internal audit in IT functions.

In May 2006 the Corporate Audit Department achieved IFACI-IIA certification, the international standard for the internal audit industry.

The Vice President of Corporate Audit is required at all times to alert the Chairman of the Accounts and Audit Committee – after first informing the President and CEO – of any unusual facts that have come to his attention.

4.5.2.3 Management of principal risks

Renault uses a risk control method that consists in assessing risk exposures *via* mapping techniques and in preparing action plans in order to eliminate, prevent, protect against or transfer those risks. The first Group-wide risk map was prepared in 2003 and updated in 2005.

The Group Executive Committee comes together once a year to review progress in the plans. This review is followed up by committee meetings in the main Group entities.

The Risk Management Department coordinates the experts in the functional departments, supplies an overall vision of conditions, and ensure the coordination and exchange of best practices.

Of all the risks cited in Chapter 2.3 of the Registration Document, five receive special attention:

1. risks linked to the Group's international expansion. A close watch is kept on country liquidity risk and on the financial flows generated by trading with emerging countries;


4

2. product and product quality risk is addressed primarily through the prevention, detection, analysis and handling of incidents;

3. supplier risk is assessed in terms of two factors: financial soundness, and the ability to supply parts and assemblies in line with quality, cost and delivery time targets.

   A special unit is responsible for handling commodity price risk. And at least twice a year, Renault and Nissan share information about the estimated prices of raw materials and their strategies for hedging traded metals.

   The plan implemented in 2004 as part of the sustainable development initiative was pursued in 2006 and was extended to encompass suppliers concerned by compliance with environmental and social principles;

4. environmental risk: the Renault group has set up its own process that is ISO 14001-compliant and satisfies the standards of environmental performance rating agencies. The risk self-assessment tool developed in 2004 was introduced into all European production plants during 2005 and 2006;

5. IT risk is constantly being investigated to ensure the operational safety and security of automated and communications systems. This area is also regularly audited.

An action plan incorporating the best practices of ISO 17999 was pursued in 2006 with a view to ensuring business continuity in the event of a major incident.

4.5.2.4 Organization of procedures for preparing financial and accounting information

The Renault group's activities are divided into two separate arms, Automobile and Sales Financing (RCI Banque). The consolidated financial statements are prepared for publication using a single consolidation tool, organized around a set of consolidation entries that are common to all entities.

PRINCIPLES USED IN PREPARING THE FINANCIAL STATEMENTS

Renault SA, the consolidating company, gives definitions for, coordinates and supervises the preparation of financial and accounting disclosures. Working under the Chairmen and CEOs of the subsidiaries, the management controllers and administrative and finance directors of the subsidiaries are responsible for preparing the parent company financial statements and the restated accounts used in the consolidated statements.

At all levels in the Group, the main principles used in preparing the financial statements are:

- exhaustive treatment of transactions;
- the consistency of transactions with Group accounting policies. Group standards on presentation and valuation are contained in a manual, supplied to all entities, so that information is reported in a uniform manner;
- periodic review of assets (inventories, fixed assets, accounts receivable, cash and cash equivalents).

Efficient linkages between the financial reporting mechanisms and the Group's operational systems lie at the heart of the procedures used to prepare financial and accounting information. The company has quickly come to rely on powerful, well managed information systems that can cope with the large amounts of information to be processed, supply processed data to the necessary high standard, and meet the ever shorter deadlines required by senior management for the preparation of financial reports.

INFORMATION SYSTEMS

Enterprise Resource Planning (ERP)

Renault has adopted a widely-recognized off-the-peg Enterprise Resource Planning application to replace its auxiliary accounting systems. This highly structured software, gradually being installed in all consolidated entities, allows the Group to apply its own internal control approach and to ensure that processed information is both reliable and consistent. Precisely defined user profiles make it possible to comply with task-separation rules.

Both the Automobile and Sales Financing Divisions use the software, which has been tailored to each division's specific requirements.

Control of individual transactions processed by the operational systems is key to ensuring reliable accounting and financial information. The operational systems feed data to the auxiliary accounting systems *via* a large number of complex, non-periodic interfaces.

These interfaces are constantly monitored to ensure they immediately capture all economic events for each process and then centralize and send these data regularly to the accounting system.

In addition, the accounting teams have developed a process in collaboration with IT personnel to protect the ERP application in the event of a major malfunction. A business continuity plan was introduced at central level in early 2006 and is currently being put in place in subsidiaries that use this application.

Operational systems and control

In the automotive industry, the major operational systems perform the first level of control, supervised by the main functions (design, purchasing, manufacturing, sales, HR, quality, etc.). As a result, the systems for production management, vehicle project management, purchase order administration, vehicle and parts billing, marketing expense management and personnel management apply specific control approaches. These form part of the operational procedures used to manage physical and financial transactions, in compliance with Group procedures for authorization and delegation. Authorization and delegation procedures were updated in 2006 and approved by senior management.

The financial and accounting teams carefully control transfers between non-integrated operational systems and accounting systems, whenever these occur.

In the Automobile Division, for example:

- in the purchasing systems, purchase invoices are checked against orders;


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- in the vehicle production and management systems, financial flows (purchases and sales) are matched with inventories, and any resulting discrepancies are dealt with;
- in the management systems used for vehicle development, the capitalization of R&D expenses is measured;
- in the investment and fixed-asset monitoring system, fixed assets are entered into the accounts.

The RCI Banque group has introduced a set of specific procedures, in compliance with CRBF Regulation 97-02. The procedures, which apply within the RCI Banque group, were prepared on the basis of a formalized set of standards (the "Procedure for procedures") and have been posted on the RCI Banque intranet and all other centralized sources accessible to all Group users. A project has been launched to revise the management process and to update procedures. The target framework has been established and the corresponding tools selected. Roll-out began in 2006 and will continue in 2007 with the additional aim of upgrading the existing procedure centralization tool and ensuring that Group procedures are sufficiently exhaustive. Special procedures are in place for the main RCI Banque processes, i.e. acceptance, recovery/disputes, refinancing, system security, security of physical assets, risk monitoring, accounting, etc. Based on the principle of segregated powers, these procedures rely on a system of review and approval. They ensure that decisions are taken at the appropriate level and are properly implemented. As regards the accounting process, the number and duration of Group audit assignments in subsidiaries increased in 2006, and the majority of the subsidiaries were audited. And at year's end, in connection with the Basel II project, the French banking regulator began its certification assignment, based on the findings of a pre-approval internal audit.

A single operational chart of accounts, account-keeping to Group standards, and, in parallel, an automated function that simultaneously generates financial statements under local accounting rules, guarantee data consistency at a time when lead times for centralizing and consolidating information are being shortened.

Accounting and management teams

Central and decentralized accounting teams revise the accounts, clarify inter-period changes and, in conjunction with management controllers, help to analyze disparities between budgets, reforecasts and outturns. If this analysis, or any other verification procedure, reveals shortcomings in the quality of the information originating from the linked accounting and operational systems, action plans are implemented, with the active involvement of line personnel and the management control function, to deal with the root causes.

Assets, liabilities and off-balance sheet items are subject to control and audit, in conjunction with the legal, financial and general functions of the entities and the Group. The Group circulates special memos about off-balance sheet commitments, which are reported by means of the consolidation tool.

The Group's Accounting Division, with its Accounting Standards and Policies department, is empowered to ensure that accounting policies are properly applied. Naturally, Division personnel who are directly involved in preparing accounting and financial disclosures have access to all the information they need to carry out their duties.

GROUP FINANCIAL STATEMENTS PUBLISHED UNDER IFRS

The Group publishes half-yearly and annual statements. Preparations for these statements are made by organizing anticipated close dates (May 31 for June 30, and October 31 for December 31). Meetings are organized with the Statutory Auditors and attended by senior management. The Accounts and Audit Committee acts as an oversight body, participating in the key stages of the approval process for financial and accounting disclosures. (The committee's activities are discussed in detail in the section dealing with the Board of Directors' specialized committees.)

Pursuant to regulation 1606/2002 passed on July 19, 2002 by the European Parliament and the Council of Europe, Renault's consolidated financial statements for 2006 are prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) at December 31, 2006 and endorsed for application by European Commission regulations published in the Official Journal of the E.U. at year-end close.

FUTURE DEVELOPMENTS IN THE CONTROL PROCESS

The Renault group's two Divisions have to manage not just the decentralization of business activities into subsidiaries in France and abroad, but also major international expansion into countries like Romania, Russia, South Korea and India. As a result, Renault is continuing to bolster the internal control process across the board, in long-standing members of the Group and recently acquired entities, as well as in companies that are still being set up. For this, the Group relies on the core strategies already being used to obtain high-quality financial and accounting disclosures and reduce lead times for the preparation of financial statements:

- constant efforts are made to standardize operational systems positioned upstream of the accounting function, integrating them with the ERP application wherever possible. Examples include implementing a specific Renault production management system in Romania, Russia and Brazil; implementing ERP-integrated software for billing for new vehicles in the European sales subsidiaries; and deploying the integrated system for processing orders relating to general and administrative expenses;
- ERP financial and accounting modules are being introduced into industrial and/or commercial entities worldwide. In 2006 modules were installed at Dacia, the Romanian manufacturing and sales subsidiary, and also at sales subsidiaries in South Africa, the Czech Republic and Romania and at the manufacturing facilities in Iran and Morocco;
- the project structure to provide support for international business expansion is now up and running. The new structure provides a target architecture combining operational and accounting information systems. The aim is to achieve a high degree of standardization and implement procedures that have already proved themselves in the rest of the Group (shipment of CKD Logans from Romania to Russia, Iran, Colombia, Morocco, etc.). Comprehensive architecture work, including transitional stages, was carried out for the entities in Russia and Morocco that are starting to manufacture Logan. Renault's future activities in India have also been taken into account;
- the new consolidation tool is now operational. It consists of an off-the-peg application offering new functionalities on a technical platform that combines high levels of number-crunching power and storage capacity with physical and logical security. The tool's data recovery capability and parameterization have been audited. User training programs have


4

been organized and a permanent surveillance system is now in service at technical and functional levels;

- Renault continues to spread the culture of economic awareness and to deploy procedures for controlling production costs (these are major factors in inventory valuation). This is done through decentralized platforms that apply a set of procedures prepared and tested by the Group's specialized central functions;
- physical inventory procedures for stocks and fixed assets are being strengthened. These procedures are handled by the management control function, supported by its representatives in the subsidiaries and the main departments of the parent company. In 2006 vehicle inventories were measured across a broader area, and discrepancies were analyzed and rectified. In addition, inventories of fixed assets were performed on a systematic basis;
- a system of individual and centralized monitoring of rentals with buyback commitments is now in place. This enables Renault to be more accurate in valuing provisions for these sales in the parent company accounts and in calculating restatements for the consolidated accounts. Work will continue in 2007 with a focus on contract hire agreements with financing that include a buyback clause applicable to the Group.

These internal control projects will significantly enhance the quality of the financial statements. In each case, a project team is in charge of scheduling, while a steering committee monitors progress.

4.5.2.5 The Renault-Nissan Alliance

By its very nature, the Renault-Nissan Alliance gives each Group considerable latitude in managing and organizing its operations. Accordingly, Nissan and its senior management are fully responsible for maintaining the corporate governance and internal control systems that are required by the Tokyo Stock Exchange and also by the context of their markets and geographical location.

Furthermore, joint teams (Cross-Company Teams and Functional Task Teams) and subsidiaries (RNBV, RNPO and RNIS) contribute to the continual improvement in business processes, not just because of areas in which they have decision-making powers but also because they encourage the exchange and implementation of best practices between the two Groups. This is evident in areas such as the adoption of medium- and long-term plans, principles of financial policy and certain key areas in terms of internal control for a carmaker, such as purchasing policies, quality management and information systems.

4.5.3 Principles and rules adopted by the Board of Directors for the remuneration of corporate officers

The Board of Directors, acting on the recommendation of the Appointments and Remuneration Committee, decides on the remuneration and benefits received by the Chairman of the Board of Directors and the President and CEO.

The remuneration of the President and CEO includes a variable portion ranging from zero to 150% of the fixed portion, based on:

- return on equity;
- difference between budgeted and actual operating margin;
- a qualitative *criterion* linked to strategy and management.

It also includes three option plans. The first plan is exercisable depending on whether the three commitments under Renault Commitment 2009 are achieved; the other two depend on reaching financial objectives in 2006 and 2007.

The Chairman of the Board of Directors is not entitled to these option plans but receives a lump sum of €200,000 in respect of his function. The Board of Directors has renewed the payment of a fixed sum of €900,000, a similar amount to the pension the Chairman would have received if he had discontinued his duties.

Both men have a supplementary pension scheme. The annuity from this scheme, combined with the other schemes, is capped at 50% of their remuneration.

The fees paid to the other directors are voted by the Group's Annual General Meeting on the recommendation of the Board of Directors. The policy applied by the Group so far is that directors should receive the median of the fees paid by CAC 40 companies.



4.6 Statutory Auditors' report on the report of the Chairman

Year ended December 31, 2006

Statutory auditors' report, prepared in accordance with article L. 225-235 of French Company Law (Code de Commerce), on the report prepared by the Chairman of the Board of Directors of Renault, describing the internal control procedures relating to the preparation and processing of financial and accounting information.

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as statutory auditors of Renault, and in accordance with the requirements of Article L. 225-235 of the French Company Law (Code du Commerce), we report to you on the report prepared by the Chairman of the Board of Directors of Renault in accordance with article L. 225-37 of the French Company Law (Code de Commerce) for the year ended December 31, 2006.

It is for the Chairman to give an account, in his report, notably of the conditions in which the duties of the Board of Directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These guidelines require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the Board of Director's report, prepared in accordance with article L. 225-37 of the French Company Law (Code de Commerce).

Neuilly-sur-Seine and Paris La Défense, March 1, 2007

The Statutory Auditors

French original signed by

DELOITTE & ASSOCIÉS

P. CHASTAING-DOBLIN

A. RAIMI

ERNST & YOUNG Audit

J.F. BÉLORGEY

D. MARY-DAUPHIN


4



5 Renault and its shareholders

◆ Global Reporting Initiative (GRI) Directives

5.1 General information

5.1.1 Overview

5.1.1.1 Business name and registered office ✦

Business name: Renault

Registered office: 13-15 Quai Le Gallo, 92100 Boulogne-Billancourt - France

5.1.1.2 Legal form ✦

Organized as a *société anonyme* (public limited company) under French law, Renault is governed by the provisions of Book II of the Commercial Code on commercial undertakings, and the provisions of the Employee Profit Sharing Act No. 94-640 of July 25, 1994.

5.1.1.3 Date of formation and duration of the Company

The company was formed on January 16, 1945 and will cease to exist on December 31, 2088 except in the case of early termination or renewal.

5.1.1.4 Purpose

The company's corporate purpose includes the design, manufacture, trade, repair, maintenance and leasing of motor vehicles (commercial, light commercial and passenger vehicles, tractors, farm machinery and construction equipment) as well as the design and manufacture of spare parts and accessories used in connection with the manufacture and operation of vehicles. It also encompasses all types of services relative to such operations and, more generally, all industrial, commercial, financial, investment and real estate transactions relating directly or indirectly, in whole or in part, to any of the above purposes (see Article 3 of the articles of incorporation).

5.1.1.5 Company registration number

Renault is registered with the Registrar of Companies in Nanterre under the number 441 639 465 (APE code 341 Z; Siret code: 441.639.465.03591).

5.1.1.6 Access to legal documents

Legal documents such as the memorandum and articles of incorporation, minutes of Annual General Meetings, Auditors' reports and all other documents made available to shareholders in accordance with law are available at the company's head office.

5.1.1.7 Fiscal year

The company's fiscal year runs for 12 months from January 1 to December 31.

5.1.2 Special provisions of the articles of incorporation

5.1.2.1 Appropriation of net income

Net income is appropriated in compliance with existing legislation.

Distributable income consists of the current year's income, less previous losses and amounts transferred to the legal reserves, plus retained earnings brought forward from previous years. Upon recommendation by the Board of Directors, the General Meeting may then determine portions of this income to be allocated to optional ordinary and special reserves or to be carried over. The balance, if any, is divided among the shares in proportion to their paid-up and unamortized value.

In accordance with legal provisions, the General Meeting has the authority to offer shareholders the option of receiving all or part of the dividend payout in cash or in shares. Requests for the payment of scrip dividends must be submitted within the time period established by the General Meeting, without exceeding three months from the date of the Meeting. The Board of Directors may choose to suspend this period for up to three months if the share capital is increased.

5.1.2.2 General Meetings of Shareholders

General Meetings are convened in accordance with legal and regulatory provisions. All shareholders are entitled to attend. Owners of bearer shares or shares registered in an account not held by the company who wish to attend or be represented at General Meetings must submit a certificate drawn up by the intermediary who holds their account, attesting that their shares are not available in the period up to the date of the meeting. Such certificate shall be submitted at the place indicated in the meeting notice, at least five days[15] before the date set for the General Meeting. Owners of shares registered in an account held by the company who wish to attend or be represented at General Meetings must have their shares registered on their behalf in the company register at least five days before the date set for the General Meeting. The Board of Directors is authorized to reduce the time period specified above.

5.1.2.3 Shares and voting rights

Shares are registered in an account according to the provisions and terms established by law. Fully paid-up shares are in either registered or bearer form, at the discretion of their owner. However, shares that are not fully paid-up must be in registered form.

Shares entitle the holder to vote, within the limits of French regulations.

5.1.2.4 Identifiable bearer shares

The company is authorized to make use of the appropriate legal provisions for identifying shareholders having immediate or future voting rights in its own shareholders' meetings.

5.1.2.5 Shareholding disclosure

In addition to the legal requirement that shareholders inform the company if they hold certain percentages of its share capital or voting rights, every shareholder or fund management company that comes into possession of a number of shares greater than 2% of the share capital or voting rights, or a multiple of this percentage less than or equal to 5% of the share capital or voting rights, shall inform the company of the total number of shares held. That disclosure shall be made by registered letter with return-receipt within a time period set forth in a Conseil d'Etat decree, starting from the date of registration of the shares that took the shareholder's interest up to or beyond the threshold. In excess of 5%, the aforementioned disclosure requirement applies to 1% fractions of the share capital or voting rights. For the purposes of determining the thresholds described above, indirectly held shares or equity equivalents held as defined by the provisions of Article L. 233-7 of the Commercial Code will also be taken into account. The declarer must certify that the said declaration includes all shares held or owned within the meaning of the preceding paragraph, and must indicate the acquisition date(s). The disclosure requirement applies in the same manner if the holding falls below any of the aforementioned thresholds, 2% or 1% as applicable.

If the conditions described above are not respected, any shares exceeding the fraction that should have been declared are stripped of voting rights for all shareholders' meetings for a period of two years after the required disclosures are made, insofar as this is requested at the meeting by one or more shareholders who together hold at least 1% of share capital.

5.2 General information about Renault's share capital

5.2.1 Capital and voting rights

At December 31, 2006, the share capital amounted to €1,085,610,419.58 (one billion eighty-five million six hundred and ten thousand, four hundred and nineteen euro and fifty-eight cents) consisting of 284,937,118 shares with a par value of €3.81. The shares are fully subscribed and paid in.

In view of the 7,681,580 shares of treasury stock and the 42,740,568 shares held by Nissan Finance Co., Ltd., the total number of voting rights at that date was 234,514,970.

(15) A resolution will be put to the Annual General Meeting to replace the use of verification certificates by a system of record dates. The record date would occur three days before the AGM.

5

5.2.2 Change in share capital

The Extraordinary General Meeting may, as specified by law, increase or reduce the share capital and authorize the Board of Directors to carry out such transactions, with the possibility of delegating them in accordance with law.

The most recent changes in the share capital occurred in 2002. For the second stage of the Alliance, the Extraordinary General Meeting of March 28, 2002 endorsed a capital increase reserved for Nissan Finance Co., Ltd.[16] This took place in two stages:

- March 29, 2002 on the decision of the Board of Directors meeting of March 28, 2002;
- May 28, 2002 on the decision of the Board of Directors meeting of May 24, 2002.

5.2.3 Changes in capital ownership over five years

		Resulting capital	
Date	Transaction	€	No. of shares*
01/2001	Conversion of share capital to euro	913,632,540.27	239,798,567
12/2001	Capital increase reserved for employees: 2,397,983 shares issued at €3.81 (nominal value)	922,768,855.50	242,196,550
03/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 37,799,462 shares issued at €50.39 (nominal value: €3.81)	1,066,784,805.72	279,996,012
05/2002	Capital increase reserved for Nissan Finance Co., Ltd.: 4,941,106 shares issued at €52.91 (nominal value: €3.81)	1,085,610,419.58	284,937,118

NB: No changes in the share capital in FY 1999, 2000, 2003, 2004, 2005 and 2006.
**Par value: €3.81.*

Pursuant to Article L. 225-178 of the Commercial Code, the Board of Directors, at its meeting on February 6, 2006, noted the capital increase resulting from the creation of 3,000 new shares after the early exercise of 3,000 stock options during FY 2005. The Board of Directors then cancelled 3,000 treasury shares and reduced the share capital. Following these two transactions, the share capital and the number of shares remained unchanged and the articles of incorporation were not amended.

5.2.4 Unissued authorized capital

5.2.4.1 Overall authorizations

The General Meeting of Shareholders of April 29, 2005 gave the Board of Directors an authorization for a maximum period of 26 months to proceed at its own discretion with miscellaneous financial transactions to increase the company's share capital, with or without preferential rights.

At this writing, these authorizations have not been used.

(16) A prospectus registered with the French securities regulator (the then Commission des Opérations de Bourse) on March 26, 2002 under N° 02-275 describes the arrangements for this issue. The document is available (in French only) online at www.renault.com > Finance and also on the website of the regulator, now called Autorité des Marchés Financiers (AMF) at www.amf-france.org.

5.2.4.2 Extraordinary General Meeting authorizing the Board of Directors, April 29, 2005

The following table summarizes the capital increase authorizations given by the General Meeting to the Board of Directors and that are currently in force:

	Description of authorization given to the Board of Directors	Utilization
13th resolution*	Issue with preemptive rights of shares or securities granting access to the company's capital. Valid 26 months until the GM called to approve the 2006 financial statements.	N/A
14th resolution*	Issue without preemptive rights of shares or securities granting access to the company's capital. Valid 26 months until the GM called to approve the 2006 financial statements.	N/A
15th resolution*	Issue without preemptive rights of shares as consideration for shares tendered to an exchange offer or for cash contributions. Valid 26 months until the GM called to approve the 2006 financial statements.	N/A
17th resolution	Capital increase through capitalization of reserves, income or issuance or share premiums. Valid 26 months until the GM called to approve the 2006 financial statements. Capped at a nominal value of €1 billion.	N/A
18th resolution	Capital increase through issuance of shares reserved for employees. Valid 26 months until the GM called to approve the 2006 financial statements. Capped at 4% of the share capital.	N/A

* *Overall ceiling: the maximum nominal amount of the capital increases that may be made, either immediately or in future, pursuant to the thirteenth, fourteenth and fifteenth resolutions, is set in the sixteenth resolution at €500 million by the Extraordinary General Meeting of April 29, 2005.*

The authorizations granted to the Board of Directors will be submitted to a shareholder vote at the next General Meeting.

5.2.5 Potential capital

5.2.5.1 Options

The fourteenth resolution of the Combined General Meeting of May 4, 2006 authorized the Board of Directors to grant, on one or more occasions, in favor of certain employees in the company and in the companies and groupings which are bound to it under those conditions referred to in Article L. 225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares in the company issued by way of a capital increase, or the purchase of shares in the company as repurchased by the company itself under statutory and regulatory conditions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 3.2% of the amount of the shares making up the registered capital at the present date.

5.2.5.2 Bonus shares

The fifteenth resolution of the Combined General Meeting of May 4, 2006 authorized the Board of Directors to grant, on one or more occasions, in favor of certain employees in the company and in the companies and groupings which are bound to it under those conditions referred to in Article L. 225-197-2 of the Commercial Code a free allocation of existing or newly issued shares ("bonus shares").

The total number of shares that may be freely allotted shall not be greater than 0.53% of the amount of the shares making up the registered capital at the present date.

5.2.5.3 Share buybacks

Pursuant to Article L. 225-209 of the Commercial Code and to the description of the buyback program filed at the AMF on April 20, 2006, the twelfth resolution of the Combined General Meeting of May 4, 2006 authorized the Company to deal in its own stock in order to make use of the possibilities allowed by law for trading in own shares.

As at December 31, 2006 the Company had not implemented a buyback program and hence had not repurchased its own stock under such program.

At December 31, 2006 the Company held 7,681,580 shares in treasury.

Pursuant to Article L. 225-209 of the Commercial Code and Articles 241-1 to 242-7 of the General Regulation of the Autorité des Marchés Financiers, a description of the next buyback program, subject to the authorization of the General Meeting of Shareholders on May 2, 2007, can be viewed online at www.renault.com > Finance > Regulated Information, as well as on the AMF website: www.amf-france.org.

5.2.6 Renault share ownership ✧

5.2.6.1 Renault shareholders at December 31, 2006

OWNERSHIP OF SHARES AND VOTING RIGHTS, 2004-2006

	31/12/2006			31/12/2005			31/12/2004		
	Number of shares	Holding (%)	% of voting rights	Number of shares	Holding (%)	% of voting rights	Number of shares	Holding (%)	% of voting rights
French state	42,759,571	15.01	18.23	43,685,217	15.33	18.78	44,585,950	15.65	19.27
Nissan Finance Co., Ltd.	42,740,568	15.00	-	42,740,568	15.00	-	42,740,568	15.00	-
Employees	9,970,259	3.50	4.25	10,264,918	3.60	4.41	9,513,524	3.34(1)	4.11
Treasury stock	7,681,580	2.70	-	9,539,964	3.35	-	10,880,990	3.82	-
Public	181,785,140	63.79	77.52	178,706,451	62.72	76.81	177,216,086	62.19	76.62
TOTAL	**284,937,118**	**100.00**	**100.00**	**284,937,118**	**100.00**	**100.00**	**284,937,118**	**100.00**	**100.00**

(1) 0.5% of the change in the proportion of shares held by current and former employees between 2003 and 2004 and included in this category is attributable to a regulatory change: henceforth, only shares held in company savings schemes and locked-in registered shares are taken into account.

There was little change in major shareholdings in 2006:

- the French state reduced its holding from 15.33% to 15.01% after making bonus issues of shares on December 29, 2006 to current and former employees having subscribed to the 2003 offer;
- the Nissan group, through its wholly-owned subsidiary Nissan Finance Co., Ltd, holds 15% of Renault's capital, the same percentage as at December 31, 2005. Nissan Finance Co., Ltd. is not entitled to exercise the voting rights attached to these shares, owing to Renault's ownership interest in Nissan;
- current and former Renault employees hold 3.50% of the capital in the form of shares that are managed through collective investment schemes;
- treasury stock contracted 0.65 of a point at 2.70% of total capital following the exercise of options granted under the first plans between 1996 and 2001. Treasury stock consists entirely of shares acquired by Renault to cover its option programs. These shares do not carry voting rights;
- in view of these changes, the free float is now 63.79% of the capital compared with 62.72% at December 31, 2005. One shareholder, Capital Research and Management Company, declared ownership of 5.012% of capital at October 12, 2006, or 14,280,981 shares.

A survey of the holders of Renault bearer shares was carried out on October 2006 to obtain an estimated breakdown of the public's ownership interest. At that date, French and foreign institutions held approximately 58.7% of the capital, with French institutions holding 13.3% and foreign institutions, 45.4%. The 10 largest French and foreign institutional investors held slightly less than 29%. Individual shareholders were estimated to own around 5%.

5.3 Market for Renault shares

5.3.1 Renault shares

5.3.1.1 Listing exchange and stock indexes

Renault was listed on the Premier Marché of Euronext Paris (formerly the Paris Bourse) on November 17, 1994, when the company was partially privatized. The issue price was FRF165 (€25.15). Renault was added to the CAC 40 index on February 9, 1995.

Listed on Eurolist, Renault shares qualify for the deferred-settlement account system (SRD).

The share is also a component of the SBF 120 and SBF 250 indexes, as well as the Euronext 100, Euronext 150 and Euro Stoxx 50 indexes.

Furthermore, Renault receives annual ratings from specialist firms for its performance in extra-financial spheres such as risk management, labor relations and environmental protection. It is included in the Aspi Eurozone, Ethical Euro and Ethibel Excellence Sustainability indexes. See Chapter 3.4.4 for further details.

Apart from the parent company, Renault SA, the only publicly traded company in the Group was Renault Argentina (RASA), which was listed on the Buenos Aires stock exchange. In February 2006 the Group issued a statement of compulsory purchase for the RASA shares it did not own at that date. RASA is no longer publicly listed.

5.3.1.2 Share price performance since November 17, 1994


Renault
CAC 40
450
400
350
300
250
200
150
100
50
Base 100
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Nov.17, 1994
Dec. 29, 2006

Source: Reuters

5.3.1.3 Share price and trading volumes over the past 18 months

		Price in €		
	Number of Shares Traded	Close	High	Low
Sep. 05	26,598,830	78.80	79.75	69.85
Oct. 05	30,275,154	72.25	82.45	69.70
Nov. 05	38,256,476	66.40	72.80	64.00
Dec. 05	25,701,032	68.90	69.70	66.20
Jan. 06	39,348,983	77.70	78.95	68.90
Feb. 06	50,208,059	80.65	84.00	71.90
Mar. 06	30,277,273	87.75	88.95	79.85
Apr. 06	26,222,728	92.00	93.15	84.15
May 06	37,204 987	89.70	97.15	84.60
June 06	42,633,183	84.00	89.10	80.25
July 06	37,335,008	85.55	86.20	78.85
Aug. 06	23,157,167	90.90	90.90	84.50
Sep. 06	25,865,871	90.45	91.20	88.00
Oct. 06	32,227,580	91.65	93.25	87.50
Nov. 06	22,081,275	90.50	97.85	90.50
Dec. 06	21,186,118	91.00	91.80	88.05
Jan. 07	25,025,786	94.85	96.40	90.40
Feb. 07	31,998,165	89.89	95.80	89.89
Mar. 07	-	-	-	-

Source: Reuters

5

Renault shares gained more than 32% in 2006. They ended the year at €91.0, having ranged from a low of €70.20 at the close of trading on January 5, 2006 and a new all-time high of €97.85 on November 16, 2006.

Auto stocks fared well in 2006, even though vehicle sales were either flat or on the decline. Renault's shares performed strongly, posting the third-highest gain in the European automotive sector, with +32.1%.

The CAC 40 index of leading French shares gained 17.5% and the European auto sector index (DJEuro Stoxx Auto) put on 26.2% during the year.

In terms of market capitalization at December 29, 2006 Renault was the nineteenth most highly capitalized company in the CAC 40 and ranked seventh in the automotive industry, with market capitalization of €25,929 million.

RENAULT'S SHARE PRICE PERFORMANCE IN 2006

Renault					Indexes	
					Change since Dec. 30, 2005	
Closing price at Dec. 29, 2006	Market capitalization at Dec. 29, 2006 (€ million)	High in 2006 (Nov. 16)	Low in 2006 (Jan. 5)	Change since Dec. 30, 2005	CAC 40	DJ Stoxx Auto
€91.00	25,929	€97.85	€70.20	+32.1%	+17.5%	+26.2%

Source: Reuters

5.3.2 Renault and Diac redeemable shares

5.3.2.1 Renault redeemable shares

CHARACTERISTICS

Renault has issued a total of 2,000,000 redeemable shares with a par value FRF1,000/€152.45, in two fungible issues of 1,000,000, in October 1983 and October 1984.

Renault redeemable shares are listed on Euronext Paris under ISIN code FR0000140014.

The issue prospectus (in French) can be downloaded from the Finance section of the Renault website or obtained on request from the Investor Relations Department (toll-free number 0800 650 650).

Between March and April 2004 Renault made a public buyback offer for its redeemable shares at €450 per share. In all, 1,202,341 shares, or 60.12% of the total, were bought back and cancelled. The number of shares outstanding after the buyback was 797,659.

NUMBER OF SHARES OUTSTANDING

A total of 797,659 Renault redeemable shares were still outstanding at December 31, 2006.

PAYOUT IN 2006

The interest on redeemable shares, paid on October 24, 2006 in respect of 2005, was €20.85 per share (€10.29 for the fixed portion and €10.56 for the variable portion).

The interest on redeemable shares for 2006, payable on October 24, 2007, will be €20.77 per share, breaking down into €10.29 for the fixed portion and €10.48 for the variable portion (based on consolidated revenues of €41,528 million for 2006 and 41,844 million for 2005 on a consistent basis).

TRADING VOLUME AND PRICES OF RENAULT REDEEMABLE SHARES

	Number of shares traded	Price in €		
		Close	High	Low
Sep. 05	8,506	993	1080	840
Oct. 05	5,951	961	1047	955
Nov. 05	11,338	915	990	896
Dec. 05	8,024	900.5	918	887
Jan. 06	4,667	975	993	900
Feb. 06	3,583	965	988	944
Mar. 06	5,392	952.1	969	950
Apr. 06	3,086	960	980	941
May 06	10,474	939	973	930
June 06	7,094	905	939.5	900
July 06	1,447	910	910	890
Aug. 06	1,887	930	975	900.5
Sep. 06	2,219	950	958	931
Oct. 06	3,125	925	950	920
Nov. 06	3,230	945	961	925
Dec. 06	4,760	940	940	920
Jan. 07	3,231	928	944	925
Feb. 07	3,937	919.8	925	910
Mar. 07	-	-	-	-

Source: Reuters

5.3.2.2 Diac redeemable shares

Diac, the credit subsidiary of RCI Banque, issued 500,000 redeemable shares with a par value of FRF1,000/€152.45 in 1985.

Diac redeemable shares are listed on Euronext Paris under ISIN code FR000047821.

At December 31, 2006 the number of redeemable shares issued by Diac in 1985 and still outstanding was €99,439 (par value €152.45) for a total value of €15,159,475.55.

In 2006 the share price fluctuated between €182.55 and €200, ending the year at €188.

5.3.3 Dividends ✦

5.3.3.1 Five-year dividend record

Dividends are paid out at the times and places specified either by the Annual General Meeting or, failing this, by the Board of Directors.

	Number of shares in the authorized capital	Earnings per share (€)			
		Dividend	Tax credit[2]	Total return	Dividend paid on
2001	242,196,550	0.92	0.46[2]	1.38	May 15, 02
2002	284,937,118	1.15	0.575[2]	1.725	May 15, 03
2003	284,937,118	1.4	0.70	2.1	May 17, 04
2004	284,937,118	1.8	[3]	1.8	May 13, 05
2005	284,937,118	2.4	-	2.4	May 15, 06
2006[1]	284,937,118	3.1	-	3.1	May 15, 07

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Annual General Meeting of May 2, 2007.

(2) Tax credit for natural persons. The Budget Act amended this regime for entities subject to corporate income tax.

(3) The tax credit was eliminated in 2005.

5.3.3.2 Dividend policy as part of Renault Commitment 2009

In his presentation of Renault Commitment 2009 on February 9, 2006, Carlos Ghosn set out Renault's policy on dividend payments.

In 2007, following a proposal by the Board of Directors, a dividend increase will be proposed at the Annual General Meeting of shareholders, with payment rising from €2.40 in 2006 to €3.10 in 2007.

5.3.3.3 Unclaimed dividends

Dividends remaining unclaimed after the five-year validity period shall lapse, as specified by law. Unclaimed dividends are paid over to the French Treasury.

5.4 Investor relations policy ◇

Since it floated in November 1994 Renault has pursued a global communications policy *vis-à-vis* its institutional and individual investors. The aim is to provide shareholders with regular information and to present it clearly and transparently.

5.4.1 Individual shareholders

To build loyalty, Renault has introduced tools that enable ongoing communication with individual shareholders, including a special section on the website, a free voicemail server, and a special e-mail address (communication.actionnaires@renault.com).

In May 1995 Renault set up the Shareholders' Club, eligible to anyone holding at least one share, in order to forge closer ties between the company and its investors. The club's aims are to inform and to educate. It has approximately 8,000 members who receive a quarterly newsletter and are entitled to take part in an extensive program of activities organized especially for them. These include tours of Renault sites, technical centers and plants; breakfasts at Atelier Renault on the Champs Elysées in Paris with guided tours of its temporary exhibitions; and presentations of F1 activities and concept cars. In 2006 Renault organized more than 21 events for its Shareholders' Club.

Briefings on Group strategy are organized in venues throughout France. In 2006 Renault met with shareholders in Marseille, Lyon, Lille and Bordeaux.

A twelve-member Shareholder Consultative Committee, formed in 1996, helps to improve the communication media designed for individual shareholders. The committee met four times in 2006, with an agenda that included the Annual General Meeting, the analysis and perception of the Renault Commitment 2009, the Annual report and the Registration document.

Renault wins top prize for its 2005 Annual Report ◇

Renault won the prize for the best Annual Report in 2006 in the "CAC 40 companies category". Awarded by two financial publications, *Les Echos* and *La Vie Financière*, the prize honored the quality and transparency of the disclosures made by the Group in its Annual Report and Registration Document.

The jury singled out three features in particular:

- both documents are clear, concise and well illustrated, enabling readers to find information easily;
- all vital shareholder information is concentrated in the Annual Report alone. The jury made special mention of the description of Renault Commitment 2009;
- the main accounting items are described in sufficient detail to allow a proper assessment.

5.4.2 Institutional investors

Renault also maintains regular relations with financial analysts and institutional investors from France and abroad. The Group organizes meetings with investment analysts when it releases its financial results or announces special events.

One-on-one meetings also held throughout the year at the Group's head office and elsewhere in France and abroad at the numerous investor roadshows.

Renault managers also speak at conferences organized by brokers and investors in Europe and the U.S.A., at leading motor shows, and at its own communications events, such as the financial presentation of Clio III in connection with vehicle test-drives in Sardinia in Fall 2005.

5.4.3 Website

The Finance section of Renault's website has been designed for unrestricted individual or institutional shareholder access. It contains full information about the Group's financial communications: real-time and historic Renault share price data, news releases and publications (including interactive annual reports and an interactive financial database for analysts), membership of the Board of Directors and management bodies, programs, issues and ratings by specialized agencies, events calendars, webcasts of financial results announcements to journalists and analysts in Paris, webcast of the AGM, and sign-ups for email alerts.

In 2006 Renault's website won third prize in the CompanyNews rankings of European sites. ✦

5.4.4 2007 schedule for financial releases

February 8	2006 annual results
April 27	First-quarter revenues for 2007
May 2	Annual General Meeting
May 15	Dividend payment date[1]
July 25	Half-year results for 2007
October 24	Nine-month revenues

(1) In accordance with the proposal of the Board of Directors subject to the decision of the Combined General Meeting of May 2, 2007.

5.4.5 Contact ✦

Investor relations department

Email: communication.actionnaires@renault.com

Shareholders hotline: +33 (0)1 76 84 59 99

Fax: +33 (0)1 76 84 51 49

Phone information for employee shareholders:

+33 (0)1 76 84 33 38 / +33 (0)1 76 84 31 74

Free voicemail: 0 800 650 650

Web: www.renault.com > Finance

Visit the website to access all Renault publications and to keep abreast of keynote Group events such as the AGM and results presentations.

Contact:

Véronique Dosdat
Investor Relations Director
Tel.: +33 (0)1 76 04 04 04 - Fax: +33 (0)1 76 84 51 49

Renault shares can be registered with BNP Paribas
[illegible] Securities Services - Actionnariat Renault
Immeuble Tolbiac
75450 Paris Cedex 09 - France
Tel. +33 (0)1 40 [illegible] Fax +33 (0)1 55 [illegible]


SPIRIT

Mixed General Meeting of May 2, 2007: presentation of the resolutions



TEAM SPIRIT
SPIRIT
MICHELIN



Twenty-one resolutions are being submitted to the Mixed General Meeting which will be convened on May 2, 2007.

The Board first of all proposes the adoption of ten resolutions by the Ordinary General Meeting:

Approval of the annual accounts and appropriation of the results

The **first two resolutions** deal with the approval of the consolidated accounts and Renault's annual accounts for the 2006 financial year.

The presented accounts have been drawn up in accordance with regulations in force, using IFRS (International Financial Reporting Standards) for the consolidated accounts and in compliance with French statutory and regulatory provisions for the company's own annual accounts.

The **third resolution** deals with the appropriation of the company's results for the 2006 financial year and the payment of dividends.

It is proposed that the shareholders approve the distribution of a dividend of 3.10 euros, for payment in cash on May 15, 2007.

Following growth of more than 33% for the 2005 financial year, the dividend for the 2006 financial year will increase by more than 29%. Considering the number of shares in circulation, this distribution corresponds to a total amount of 883,305,065.80 euros.

This dividend complies with Renault's dividend distribution policy announced in the framework of the Renault Commitment 2009, which aims at a dividend of 4.50 euros in 2009.

Regulated agreements

In the context of the day-to-day operation of a company, and especially where the company is the essential element in a group of companies, agreements may arise directly or indirectly between it and another company having the same senior executives or directors, or between the company and its executives or directors, or between it and a shareholder holding more than 10% of its share capital. These agreements, termed "regulated agreements" or "regulated conventions", must receive the prior authorisation of the Board of Directors.

The **fourth resolution** therefore proposes that the General Meeting, following the reading of the special report of the Statutory Auditors in accordance with Article L. 225-38 of the Commercial Code, approve the sole regulated agreement to have arisen in 2006.

The Board of Directors, at its meeting of October 31, 2006, was called upon to clarify the top-up pension scheme for senior executives, regarding (i) the conditions for entitlement under the pensions system and (ii) the individual and collective nature of entering into this pension system.

Mr Ghosn and Mr Schweitzer, having a direct interest in this matter, did not take part in the vote.

A list of the agreements which were authorised over the 2006 financial year appears in the Statutory Auditors' special report.

Renewal of the term of office of a director

The fifth resolution asks you to renew the appointment of Mr Henri Martre as director. His term of office will thus be renewed for a period of four years and will come to an end at the close of the General Meeting which is to vote on the accounts of the financial year ending on December 31, 2010.

Mr Henri Martre, 79 years old, is Chairman of the International Strategy Committee.

Ratifications of the term of office of two directors

The sixth resolution asks you to ratify the appointment of Mrs Catherine Bréchignac, designated by government order of December 21, 2006 as representative of the State, which was the subject of a decision of the Board of Directors at its meeting of February 7, 2007. Mrs Catherine Bréchignac has succeeded to Mr Bernard Larrouturou for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2007.


6

Catherine Bréchignac, 60 years old, is Member of the Institut de France and has been nominated as member of the International Strategy Committee.

The seventh resolution asks you to:

- ratify the appointment of Mr Rémy Rioux, designated by government order of February 23, 2007 as representative of the State, which was the subject of a decision of the Board of Directors at its meeting of February 28, 2007. Mr Rémy Rioux has succeeded to Mr Jean-Louis Girodolle for the remainder of the latter's term of office, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2006;
- renew the term of office of Mr Rémy Rioux as director, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2010.

Mr Rémy Rioux, 37 years old, is First class rapporteur at the Cour des comptes (Audit Office), Deputy Director of the Treasury and Economic Policy Department, Ministry of Economics, Finance and Industry, and has been nominated as member of the Accounts and Audit Committee.

Appointment of a new director

The eighth resolution concerns the appointment of Mr Philippe Lagayette as director replacing Mr Robert Studer whose term of office shall expire at the end of this General Meeting, for a term of four years, i.e. until the General Meeting deciding on the accounts of the financial year ending December 31, 2010.

Mr Philippe Lagayette, 64 years old, is Chairman and CEO of J.P. Morgan in France.

On the basis of the *criteria* adopted to assist the Board in assessing the independence of its members, the consequence is that if the renewal, ratifications and appointment of these directors is approved by the General Meeting, Renault's Board of Directors will comprise seven independent directors out of 18 members.

Additional information about the positions held by the Directors is presented in Chapter 4 of this 2006 Registration Document which has been filed with the AMF and put on line on the renault.com website in the Finance section.

Statutory Auditors' report on equity loans

The ninth resolution proposes that the General Meeting take formal note of the Statutory Auditors' report on elements used to determine the remuneration of equity loans, including in particular its variable part tied to the development of Renault's consolidated turnover in 2006 as determined by constant methods with reference to a constant structure.

The coupon which will be paid to bearers of Renault equity loans on October 24, 2007 will amount to 20.77 euros, comprising a fixed part of 10.29 euros and a variable part of 10.48 euros.

Authorization for the Board to purchase the Company's own shares

Over 2006, your Company did not acquire any of its own shares pursuant to the authorization granted by the General Meeting of May 4, 2006. At December 31, 2006 there were 7,681,580 shares held in portfolio; this corresponds to a 2.7% holding in the company's own share capital. Holdings of the Company's own shares are not entitled to dividends or voting rights.

In the tenth resolution, we propose that you authorise the Board of Directors to put a programme into place for the acquisition of the Company's own shares under those conditions laid down by law. This authorisation is given for a maximum period of eighteen months as of this General Meeting, and will substitute itself for the authorisation given at the last General Meeting. This resolution is very similar to the one adopted last year. However, considering the price that the Renault share has attained (historic high in 2006 of 97.85 euros), this resolution has been revised in order to increase the maximum purchase price at 150 euros per share (compared to 100 euros last year).

The maximum number of shares that may be acquired is limited to 10% of the share capital and the maximum amount of funds which may be invested in purchasing these shares is 2,849.4 million euros.

A document entitled "programme description", describing the terms of these purchases can be consulted on the renault.com website under the Finance tab. Moreover, in accordance with the Transparency Directive which entered into force on January 20, 2007, this information is published in the "Regulated Information" section on said website.

An overview of these operations will be presented in the special report to be presented to the General Meeting called to decide on the accounts for the 2007 financial year.



Next, ten resolutions are within the powers of the Extraordinary General Meeting:

Authorisation to reduce the share capital by cancelling shares

In **the eleventh resolution**, it is proposed that the General Meeting authorise the Board, for a period of 18 months, to reduce the registered capital by cancelling shares acquired in the programme for purchase of the company's own shares. The terms for these acquisitions are those defined in the tenth resolution.

Cancelling shares causes a change in the amount of the registered capital, and consequently a change in the terms of the Articles of Association, which can only be authorised by the Extraordinary General Meeting. The purpose of this resolution is therefore to delegate such powers to the Board.

This authorisation will cause any prior authorisation of the same nature to lapse, with respect to any unused amounts thereunder.

Capital increase

The twelfth, thirteenth, fourteenth, fifteenth and sixteenth resolutions are intended to provide the Board of your Company with a bundle of authorisations allowing it, where necessary, to proceed with various financial operations causing a capital increase for the Company, with or without a preferential subscription right being retained for current shareholders, by decision of the Board alone.

It may be recalled that the preferential subscription right is the right for every shareholder to subscribe to a number of new shares in proportion to his holding in the share capital, by preference over subscribers who have no shareholdings at the time of the capital increase. However, although the Company acknowledges the legitimacy of this right, it is no less the case that it has to be able to provide for the possibility, in its financial resolutions, to proceed with capital increases while excluding the preferential right. Indeed, this is the only possible mechanism when the Company calls on the international market. The diversity of financial instruments and rapid changes in the markets mean that it is necessary to have the greatest degree of flexibility at hand, in order to choose the terms of issue which are most favourable for the Company and its shareholders, and to complete transactions rapidly according to the opportunities which arise. Indeed, the Company's development strategy may in particular lead it to call on the financial market to obtain the necessary capital.

That said, the shareholders' attention is drawn to the fact that the inconveniences that would arise from a possible capital increase which excludes their preferential right is compensated by the possibility for the Board to grant the shareholders a priority subscription period.

These authorisations are therefore designed to give your Board the greatest latitude to act to the best of your Company's interests, but within the limits, however, of the powers granted by your General Meeting.

Last year, your General Meeting adopted amendments to the Articles of Association giving your Company the possibility of delegating competencies. The authorisations granted under the **twelfth, thirteenth, fourteenth, fifteenth and sixteenth resolutions** adopt this mechanism which conforms better to current market practices. With this reserve, the resolutions were adopted by your General Meeting on 29 April 2005, with their amounts remaining the same. They are valid until the General Meeting called to decide on the accounts of the 2008 financial year.

Such issues may either:

- maintain the shareholders' preferential subscription rights (**twelfth resolution**);
- exclude the shareholders' preferential subscription rights (**thirteenth and fourteenth resolutions**).

The thirteenth resolution specifically deals with share issues which exclude the preferential subscription right. It this respect, it is recalled that the exclusion of the preferential subscription right does not have the effect of depriving the "old shareholder" of his right to subscribe to the capital increase; however, it does remove his right to subscribe by preference to the capital increase, so that the "old shareholder" will be at the same level as all of the subscribers, whether already shareholders or not. We would like to specify, however, that the Board of Directors may, under the resolution, grant priority to shareholders for subscription.

The **fourteenth resolution** will allow your Board to adapt the amount of the capital increase, within certain limits, to the reality of the demand.

In this respect, the Board grants powers to increase the number of shares to be issued, under conditions laid down by law, if it observes surplus demand. Pursuant to Article 155-4 of the Decree of 1967 on commercial companies, the maximum number of shares which may be issued, in the event of surplus demand, within a period of thirty days following the close of subscriptions and at the same price as for the initial issue, currently represents 15% of the initial issue.

By the fifteenth resolution, the General Meeting authorises the Board of Directors to proceed with the issue of shares up to a limit of 10% of the share capital in order to remunerate contributions in kind made to the Company, where statutory provisions concerning contributions in kind by way of public exchange offerings do not apply.

By the sixteenth resolution, the Board may also, by its decision alone, increase the capital by way of incorporating reserves, profits, share issue premiums or contribution issue premiums. Such a capital increase, for a maximum par value of one billion euros, may be undertaken by the creation and gratuitous allotment of shares or by the increase of the par value of shares or by the joint use of both of these processes.



The seventeenth resolution specifies that the global maximum par value of all capital increases whether immediate and/or at a future date, arising in the use of the authorisations granted in the aforementioned **twelfth, thirteenth, fourteenth** and **fifteenth** resolutions, may not exceed five hundred million euros. The maximum par value of loan securities liable to be issued pursuant to the aforementioned authorisations may not exceed three billion euros.

Capital increase by issue of shares reserved to employees

The authorisation given by the Mixed General Meeting on April 29, 2005 to proceed with capital increases reserved to employees, within a limit of 4% of the share capital, has not been used.

As this Extraordinary General Meeting is being called upon to decide on the grant of powers to increase the Company's share capital, then in accordance with Article L. 225-129-6 of the Commercial Code we are submitting a resolution concerning a capital increase reserved to employees in the framework of Articles L. 443-1 and L. 443-5 of the Employment Code on employee shareholding, and Articles L. 225-138 and L. 225-138-1 of the Commercial Code. Consequently, in **the eighteenth resolution** we ask you to grant your Board powers to proceed, on one or more occasions, with a capital increase reserved to employees who are members of a company savings scheme, by issuing new shares and, where applicable, the gratuitous allotments of shares, within a limit of 4% of the amount of shares making up the registered capital.

Amendments to the Articles of Association

In the nineteenth and twentieth resolutions, you are asked to approve amendments to the Articles of Association, in order to make them compliant with:

- law No. 2006-1770 of December 30, 2006 for the development of employee profit-sharing and employee shareholding: the proposal is to insert, in Article 11 of the Articles of Association, the conditions and methods for voting on directors representing the employee shareholders;
- decree No. 2006-1566 of December 11, 2006: the proposal is to amend Article 21 of the Articles of Association in order to replace the practice of non-transferability certificates by a French-style "record date" mechanism, fixed at 3 days before the General Meeting.

Finally, the Board proposes the adoption of one resolution by the Ordinary General Meeting:

Formalities

The twenty-first resolution is a standard resolution granting powers necessary to proceed with publication and other formalities.



Consolidated financial statements



KOLEOS
Concept

7.1 Statutory Auditors' report on the consolidated financial statements



7

Year ended December 31, 2006

This is a free translation into English of the Statutory Auditors' report issued in French and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in such reports, whether qualified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders

In accordance with our appointment as Statutory Auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault for the year ended December 31, 2006. ✦

The consolidated financial statements have been prepared by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I – Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2006 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the E.U.

II – Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French Commercial Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters.

As indicated in note 13-A to the consolidated financial statements, the Group accounts for its investments in Nissan under the equity method; our audit of the consolidation scope included a review of the *de facto* and *de jure* observed with regard to the Alliance and used as the underlying basis for this accounting method.

For the purpose of preparing the consolidated financial statements, Renault group management makes certain estimates and assumptions concerning primarily the impairment of tangible and intangible fixed assets, sales financing receivables, deferred taxes and provisions – in particular the warranty provisions – and pensions and other long-term employee benefit obligations. As regards to non current assets, the Renault group used planning tools and multi-annual financial plans, the various components of which (cash flows and forecasted taxable income, in particular) are used to ascertain the recoverable value of tangible and intangible fixed assets. In order to estimate provisions, Renault used internal or external expert reports, particularly in respect of warranties, which are based on statistics concerning technical incidents. For all such estimates, we reviewed the available documentation and we assessed the reasonable nature of the assessments made.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed, which is expressed in the first part of this report.

III – Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris La Défense, March 1, 2007

The Statutory Auditors

French original signed by

Deloitte & Associés		Ernst & Young Audit	
P. CHASTAING-DOBLIN	A. RAIMI	J.F. BÉLORGEY	D. MARY-DAUPHIN


7

7.2 Consolidated financial statements

The comparative figures for 2004 are reported after adjustment for compliance with IFRS applicable at December 31, 2006.

7.2.1 Consolidated income statements

(€ million)	2006	2005	2004
Sales of goods and services	40,097	39,978	38,923
Sales financing revenues	1,431	1,360	1,369
Revenues (note 4)	**41,528**	**41,338**	**40,292**
Cost of goods and services sold	(32,499)	(32,137)	(31,090)
Cost of sales financing (note 5)	(985)	(926)	(912)
Research and development expenses (note 11-C)	(1,963)	(2,034)	(1,676)
Selling, general and administrative expenses	(5,018)	(4,918)	(4,499)
Operating margin (note 6)	**1,063**	**1,323**	**2,115**
Other operating income and expenses (note 7)	(186)	191	(243)
Operating income	**877**	**1,514**	**1,872**
Net interest income (expense)	(110)	(95)	(22)
Interest income	*223*	*153*	*128*
Interest expenses	*(333)*	*(248)*	*(150)*
Other financial income and expenses, net	171	(232)	(309)
Financial expense (note 8)	**61**	**(327)**	**(331)**
Share in net income (loss) of associates	**2,260**	**2,597**	**1,923**
Nissan (note 13)	*1,871*	*2,275*	*1,689*
Other associates (note 14)	*389*	*322*	*234*
Pre-tax income	**3,198**	**3,784**	**3,464**
Current and deferred taxes (note 9)	(255)	(331)	(561)
Net income	**2,943**	**3,453**	**2,903**
Net income – minority interests' share	74	86	67
Net income – Renault share	2,869	3,367	2,836
Earnings per share[1] in € (note 10)	11.17	13.19	11.16
Diluted earnings per share[1] in € (note 10)	11.03	13.08	11.10
Number of shares outstanding (in thousands) (note 10)			
for earnings per share	256,994	255,177	254,168
for diluted earnings per share	260,090	257,342	255,435

(1) Net income – Renault share divided by number of shares stated.

7.2.2 Consolidated balance sheets

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
ASSETS			
Non-current assets			
Intangible assets (note 11)	3,422	2,972	2,657
Property, plant and equipment (note 12)	13,166	12,691	11,597
Investments in associates	12,943	12,452	9,713
Nissan (note 13)	10,715	10,477	7,929
Other associates (note 14)	2,228	1,975	1,784
Non-current financial assets (notes 22 and 26)	563	577	696
Deferred tax assets (note 9)	238	309	565
Other non-current assets	376	358	403
TOTAL NON-CURRENT ASSETS	**30,708**	**29,359**	**25,631**
Current assets			
Inventories (note 15)	5,314	5,862	5,142
Sales financing receivables (notes 16 and 26)	20,360	20,700	19,807
Automobile receivables (notes 17 and 26)	2,102	2,055	1,878
Current financial assets (notes 22 and 26)	2,229	1,871	1,398
Other current assets (note 18)	2,043	2,413	2,398
Cash and cash equivalents (note 23)	6,010	6,151	5,521
TOTAL CURRENT ASSETS	**38,058**	**39,052**	**36,144**
TOTAL ASSETS	**68,766**	**68,411**	**61,775**

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	1,086	1,086	1,086
Share premium	3,453	3,453	3,453
Treasury shares	(373)	(456)	(508)
Revaluation of financial instruments	91	33	77
Translation adjustment	(263)	562	(216)
Reserves	13,855	11,153	8,752
Net income – Renault share	2,869	3,367	2,836
Shareholders' equity – Renault share	**20,718**	**19,198**	**15,480**
Shareholders' equity – minority interests' share	483	463	384
TOTAL SHAREHOLDERS' EQUITY (NOTE 19)	**21,201**	**19,661**	**15,864**
Non-current liabilities			
Deferred tax liabilities (note 9)	251	231	454
Provisions – long-term (note 20)	1,632	1,754	2,166
Non-current financial liabilities (notes 24 and 26)	5,430	5,901	5,404
Other non-current liabilities	428	516	426
TOTAL NON-CURRENT LIABILITIES	**7,741**	**8,402**	**8,450**
Current liabilities			
Provisions – short-term (note 20)	1,053	1,264	910
Current financial liabilities (notes 24 and 26)	3,715	2,547	2,447
Sales financing debts (notes 24 and 26)	21,212	22,427	20,629
Trade payables (note 26)	7,384	7,788	7,234
Current tax liability	121	215	197
Other current liabilities (note 21)	6,339	6,107	6,044
TOTAL CURRENT LIABILITIES	**39,824**	**40,348**	**37,461**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68,766**	**68,411**	**61,775**



7.2.3 Consolidated shareholders' equity

A – Statement of changes in shareholders' equity

(€ million)	Number of shares *(thousand)*	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Reserves	Net income – Renault share	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
BALANCE AT DECEMBER 31, 2004	**284,937**	**1,086**	**3,453**	**(508)**	**77**	**(216)**	**8,752**	**2,836**	**15,480**	**384**	**15,864**
2005 net income								3,367	3,367	86	3,453
Income and expenses recorded in shareholders' equity					(44)	778			734	32	766
Total income and expenses for the period					**(44)**	**778**		**3,367**	**4,101**	**118**	**4,219**
Allocation of 2004 net income							2,836	(2,836)			
Dividends							(459)		(459)	(60)	(519)
Cost of stock option plans							24		24		24
(Acquisitions) / diposals of treasury shares				52					52		52
Impact of changes in the scope of consolidation and capital increases										21	21
BALANCE AT DECEMBER 31, 2005	**284,937**	**1,086**	**3,453**	**(456)**	**33**	**562**	**11,153**	**3,367**	**19,198**	**463**	**19,661**
2006 net income								2,869	2,869	74	2,943
Income and expenses recorded in shareholders' equity					58	(825)			(767)	(18)	(785)
Total income and expenses for the period					**58**	**(825)**		**2,869**	**2,102**	**56**	**2,158**
Allocation of 2005 net income							3,367	(3,367)			
Dividends							(617)		(617)	(18)	(635)
Cost of stock option plans							55		55		55
(Acquisitions) / diposals of treasury shares				83					83		83
Impact of changes in the scope of consolidation and capital increases[1]							(103)		(103)	(18)	(121)
BALANCE AT DECEMBER 31, 2006	**284,937**	**1,086**	**3,453**	**(373)**	**91**	**(263)**	**13,855**	**2,869**	**20,718**	**483**	**21,201**

(1) The impact of changes in the scope of consolidation on the Renault share of shareholders' equity result from the treatment applied to acquisitions of minority interests and put options for buyouts of minority shareholdings in controlled companies (note 2-J).

Details of changes in consolidated shareholders' equity in 2006 are given in note 19.


7

B – Statement of income and expenses for the period

All amounts are reported net of taxes.

(€ million)	2006	2005	2004
NET INCOME FOR THE PERIOD	2,943	3,453	2,903
Translation adjustment on foreign activities[1][2]	(843)	810	(208)
Renault share	(825)	778	(216)
Minority interests' share	(18)	32	8
Fair value adjustments on cash flow hedging instruments[1]	91	20	(10)
Changes in fair value recorded in shareholders' equity	91	20	(5)
Changes in fair value transferred to net income for the period[3]	-	-	(5)
Fair value adjustments on available-for-sale financial assets[1]	(33)	(64)	122
Changes in fair value recorded in shareholders' equity	(5)	36	122
Changes in fair value transferred to net income for the period[3]	(28)	(100)	-
INCOME AND EXPENSES RECORDED IN SHAREHOLDERS' EQUITY	(785)	766	(96)
TOTAL INCOME AND EXPENSES FOR THE PERIOD	2,158	4,219	2,807
Renault share	2,102	4,101	2,713
Minority interests' share	56	118	94

(1) Associates' share:

(€ million)	*2006*	*2005*	*2004*
Translation adjustments on foreign activities	[illegible]	*644*	*(337)*
Cash flow hedges	[illegible]	*(32)*	*-*
Available-for-sale financial assets	[illegible]	*40*	*-*

(2) Including €351 million for the partial hedge of the investment in Nissan in 2006 (€10 million in 2005 and €74 million in 2004).

(3) Details of the amount transferred to income:

(€ million)	*2006*	*2005*	*2004*
Other operating income and expenses		*(115)*	*3*
Financial expense	[illegible]	*(5)*	*(10)*
Current and deferred taxes	[illegible]	*20*	*2*
Total transferred to net income	[illegible]	*(100)*	*(5)*



7.2.4 Consolidated statements of cash flows

(€ million)	2006	2005	2004
NET INCOME	2,943	3,453	2,903
Cancellation of unrealised income and expenses:			
Depreciation and amortisation	2,835	2,705	2,752
Share in net income (loss) of associates	(2,260)	(2,597)	(1,923)
Dividends received from associates	602	516	552
Other unrealised income and expenses (note 29-A)	193	393	748
Cash flow	4,313	4,470	5,032
Financing for final customers	(12,008)	(12,998)	(11,917)
Customer repayments	12,300	12,485	10,824
Net change in renewable dealer financing	231	(304)	(35)
Decrease (increase) in sales financing receivables	523	(817)	(1,128)
Bond issuance by the Sales financing division (note 24-A)	18	-	1,100
Bond redemption by the Sales financing division (note 24-A)	(874)	(1,045)	(1,050)
Net change in other Sales financing debts	(1,027)	3,119	667
Net change in other securities and loans of the Sales financing division	(58)	(39)	227
Net change in Sales financing financial assets and debts	(1,941)	2,035	944
Decrease (increase) in working capital (note 29-B)	(309)	(603)	427
CASH FLOWS FROM OPERATING ACTIVITIES	2,586	5,085	5,275
Capital expenditure (note 29-C)	(4,644)	(4,018)	(3,923)
Acquisitions of investments, net of cash acquired	(30)	(59)	(127)
Disposals of property, plant and equipment and intangibles	1,152	1,073	607
Disposals of investments, net of cash acquired, and other	55	100	34
Net decrease (increase) in other securities and loans of the Automobile division [2]	423	(149)	404
CASH FLOWS FROM INVESTING ACTIVITIES	(3,044)	(3,053)	(3,005)
Transactions with minority shareholders [1]	(131)	(2)	18
Dividends paid to parent company shareholders (note 19-C)	(664)	(494)	(383)
Dividends paid to minority shareholders	(22)	(60)	(35)
Purchases/sales of treasury shares	85	56	-
Cash flows with shareholders	(732)	(500)	(400)
Bond issuance by the Automobile division (note 24-A)	851	245	407
Bond redemption by the Automobile division (note 24-A)	(928)	(388)	(290)
Net increase (decrease) in other financial liabilities of the Automobile division	1,069	(867)	(998)
Net change in financial assets and liabilities of the Automobile division	992	(1,010)	(881)
CASH FLOWS FROM FINANCING ACTIVITIES	260	(1,510)	(1,281)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(198)	522	989

(1) In 2006, this includes a €135 million gain on the sale of Scania shares.

(2) Via capital increases or capital reductions and acquisitions of additional investments in controlled companies (note 2-I).

(€ million)	2006	2005	2004
Cash and cash equivalents: opening balance	6,151	5,521	4,276
Increase (decrease)	(198)	522	989
Effect of changes in exchange rate and other changes	57	108	256
Cash and cash equivalents: closing balance	6,010	6,151	5,521

Details of interest received and paid by the Automobile division are given in note 8-A.

Current taxes paid by the Group are reported in note 9-A.


7

7.2.5 Segment information

A – Information by division

A1 – CONSOLIDATED INCOME STATEMENTS BY DIVISION

(€ million)	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2006				
Sales of goods and services	39,605	492	-	40,097
Sales financing revenues	-	1,431	-	1,431
External sales (note 4)	39,605	1,923	-	41,528
Interdivision sales[1]	(40)	270	(230)	-
Revenues	39,565	2,193	(230)	41,528
Operating margin	486	492	85	1,063
Operating income	303	489	85	877
Financial expense				61
Share in net income (loss) of associates	2,255	5	-	2,260
Pre-tax income				3,198
Current and deferred taxes				(255)
Net income				2,943
2005				
Sales of goods and services	39,458	520	-	39,978
Sales financing revenues	-	1,360	-	1,360
External sales (note 4)	39,458	1,880	-	41,338
Interdivision sales[1]	147	268	(415)	-
Revenues	39,605	2,148	(415)	41,338
Operating margin	858	465	-	1,323
Operating income	1,058	456	-	1,514
Financial expense				(327)
Share in net income (loss) of associates	2,595	2	-	2,597
Pre-tax income				3,784
Current and deferred taxes				(331)
Net income				3,453
2004				
Sales of goods and services	38,426	497	-	38,923
Sales financing revenues	-	1,369	-	1,369
External sales (note 4)	38,426	1,866	-	40,292
Interdivision sales[1]	302	234	(536)	-
Revenues	38,728	2,100	(536)	40,292
Operating margin	1,640	461	14	2,115
Operating income	1,412	446	14	1,872
Financial expense				(331)
Share in net income (loss) of associates	1,923	-	-	1,923
Pre-tax income				3,464
Current and deferred taxes				(561)
Net income				2,903

(1) Interdivision transactions are carried out under near-market conditions.


7

A2 - CONSOLIDATED BALANCE SHEETS BY DIVISION

December 31, 2006 (€ million)	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
Non-current assets				
Property, plant and equipment and intangible assets	16,263	371	(46)	16,588
Investments in associates	12,928	15	-	12,943
Non-current financial assets – investments in non-controlled entities	2,401	2	(2,367)	36
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile division	527	-	-	527
Deferred tax assets and other non-current assets	514	102	(2)	614
TOTAL NON-CURRENT ASSETS	**32,633**	**490**	**(2,415)**	**30,708**
Current assets				
Inventories	5,306	8	-	5,314
Customer receivables	2,210	20,869	(617)	22,462
Current financial assets	1,678	1,171	(620)	2,229
Other current assets	1,633	1,957	(1,547)	2,043
Cash and cash equivalents	4,963	1,077	(30)	6,010
TOTAL CURRENT ASSETS	**15,790**	**25,082**	**(2,814)**	**38,058**
TOTAL ASSETS	**48,423**	**25,572**	**(5,229)**	**68,766**
SHAREHOLDERS' EQUITY	**21,129**	**2,367**	**(2,295)**	**21,201**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	1,563	266	54	1,883
Non-current financial liabilities	5,159	271	-	5,430
Other non-current liabilities	371	57	-	428
TOTAL NON-CURRENT LIABILITIES	**7,093**	**594**	**54**	**7,741**
Current liabilities				
Short-term provisions	994	59	-	1,053
Current financial liabilities	4,423	-	(708)	3,715
Trade payables and Sales financing debts	7,487	21,786	(677)	28,596
Other current liabilities and current tax liability	7,297	766	(1,603)	6,460
TOTAL CURRENT LIABILITIES	**20,201**	**22,611**	**(2,988)**	**39,824**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**48,423**	**25,572**	**(5,229)**	**68,766**

(1) Interdivision transactions are carried out under near-market conditions.


7

December 31, 2005 *(€ million)*	**Automobile**	**Sales financing**	**Interdivision transactions**[1]	**Consolidated total**
Non-current assets				
Property, plant and equipment and intangible assets	15,215	540	(92)	15,663
Investments in associates	12,439	13	-	12,452
Non-current financial assets – investments in non-controlled entities	2,107	17	(2,024)	100
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile division	477	-	-	477
Deferred tax assets and other non-current assets	547	90	30	667
TOTAL NON-CURRENT ASSETS	**30,785**	**660**	**(2,086)**	**29,359**
Current assets				
Inventories	5,851	11	-	5,862
Customer receivables	2,164	21,219	(628)	22,755
Current financial assets	1,917	590	(636)	1,871
Other current assets	1,858	1,977	(1,422)	2,413
Cash and cash equivalents	4,277	1,909	(35)	6,151
TOTAL CURRENT ASSETS	**16,067**	**25,706**	**(2,721)**	**39,052**
TOTAL ASSETS	**46,852**	**26,366**	**(4,807)**	**68,411**
SHAREHOLDERS' EQUITY	**19,628**	**2,015**	**(1,982)**	**19,661**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	1,724	217	44	1,985
Non-current financial liabilities	5,634	267	-	5,901
Other non-current liabilities	466	50	-	516
TOTAL NON-CURRENT LIABILITIES	**7,824**	**534**	**44**	**8,402**
Current liabilities				
Short-term provisions	1,191	73	-	1,264
Current financial liabilities	3,289	-	(742)	2,547
Trade payables and Sales financing debts	7,853	23,022	(660)	30,215
Other current liabilities and current tax liability	7,067	722	(1,467)	6,322
TOTAL CURRENT LIABILITIES	**19,400**	**23,817**	**(2,869)**	**40,348**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**46,852**	**26,366**	**(4,807)**	**68,411**

(1) Interdivision transactions are carried out under near-market conditions.


7

December 31, 2004 *(€ million)*	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
Non-current assets				
Property, plant and equipment and intangible assets	13,814	528	(88)	14,254
Investments in associates	9,713	-	-	9,713
Non-current financial assets – investments in non-controlled entities	2,446	12	(2,224)	234
Non-current financial assets – other securities, loans and derivatives on financing operations of the Automobile division	462	-	-	462
Deferred tax assets and other non-current assets	799	140	29	968
TOTAL NON-CURRENT ASSETS	**27,234**	**680**	**(2,283)**	**25,631**
Current assets				
Inventories	5,130	12	-	5,142
Customer receivables	1,988	20,146	(449)	21,685
Current financial assets	1,498	526	(626)	1,398
Other current assets	1,750	1,964	(1,316)	2,398
Cash and cash equivalents	4,451	1,074	(4)	5,521
TOTAL CURRENT ASSETS	**14,817**	**23,722**	**(2,395)**	**36,144**
TOTAL ASSETS	**42,051**	**24,402**	**(4,678)**	**61,775**
SHAREHOLDERS' EQUITY	**15,833**	**1,814**	**(1,783)**	**15,864**
Non-current liabilities				
Deferred tax liabilities and long-term provisions	2,339	236	45	2,620
Non-current financial liabilities	5,389	407	(392)	5,404
Other non-current liabilities	375	51	-	426
TOTAL NON-CURRENT LIABILITIES	**8,103**	**694**	**(347)**	**8,450**
Current liabilities				
Short-term provisions	846	64	-	910
Current financial liabilities	2,981	-	(534)	2,447
Trade payables and Sales financing debts	7,307	21,226	(670)	27,863
Other current liabilities and current tax liability	6,981	604	(1,344)	6,241
TOTAL CURRENT LIABILITIES	**18,115**	**21,894**	**(2,548)**	**37,461**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**42,051**	**24,402**	**(4,678)**	**61,775**

(1) Interdivision transactions are carried out under near-market conditions.


7

A3 – CONSOLIDATED CASH FLOW STATEMENTS BY DIVISION

(€ million)	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2006				
Net income	2,586	312	45	2,943
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	2,817	86	(68)	2,835
Share in net income (loss) of associates	(2,255)	(5)	-	(2,260)
Dividends received from associates	602	-	-	602
Other unrealised income and expenses	140	28	25	193
Cash flow	**3,890**	**421**	**2**	**4,313**
Decrease (increase) in sales financing receivables		524	(1)	523
Net change in Sales financing financial assets and debts	-	(1,935)	(6)	(1,941)
Decrease (increase) in working capital	(346)	74	(37)	(309)
CASH FLOWS FROM OPERATING ACTIVITIES	**3,544**	**(916)**	**(42)**	**2,586**
Purchases of intangible assets	(1,129)	(3)	-	(1,132)
Purchases of property, plant and equipment[2]	(3,340)	(193)	21	(3,512)
Disposals of property, plant and equipment and intangibles[2]	884	268	-	1,152
Acquisition of investments, net of disposals and other	23	2	-	25
Net decrease (increase) in other securities and loans of the Automobile division[3]	421	-	2	423
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,141)**	**74**	**23**	**(3,044)**
Cash flows with shareholders	(719)	(14)	1	(732)
Net change in financial liabilities of the Automobile division	966	-	26	992
CASH FLOWS FROM FINANCING ACTIVITIES	**247**	**(14)**	**27**	**260**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**650**	**(856)**	**8**	**(198)**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Including impact of leased vehicles.

(€ million)	*Automobile*	*Sales financing*	*Group total*
Purchases of property, plant and equipment	*(969)*	*(165)*	*(1 134)*
Disposals of property, plant and equipment	*685*	*268*	*953*

(3) In 2006, this includes a €135 million gain on the sale of Scania shares.

(€ million)	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2005				
Net income	3,320	313	(180)	3,453
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	2,658	103	(56)	2,705
Share in net income (loss) of associates	(2,595)	(2)	-	(2,597)
Dividends received from associates	516	-	-	516
Other unrealised income and expenses	206	186	1	393
Cash flow	**4,105**	**600**	**(235)**	**4,470**
Decrease (increase) in sales financing receivables	-	(1,009)	192	(817)
Net change in Sales financing financial assets and debts	-	1,587	448	2,035
Decrease (increase) in working capital	(533)	(40)	(30)	(603)
CASH FLOWS FROM OPERATING ACTIVITIES	**3,572**	**1,138**	**375**	**5,085**
Purchases of intangible assets	(876)	(4)	-	(880)
Purchases of property, plant and equipment[2]	(2,903)	(288)	53	(3,138)
Disposals of property, plant and equipment and intangibles[2]	900	173	-	1,073
Acquisition of investments, net of disposals and other	77	(36)	-	41
Net decrease (increase) in other securities and loans of the Automobile division	274	-	(423)	(149)
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,528)**	**(155)**	**(370)**	**(3,053)**
Cash flows with shareholders	(500)	(180)	180	(500)
Net change in financial liabilities of the Automobile division	(819)	-	(191)	(1,010)
CASH FLOWS FROM FINANCING ACTIVITIES	**(1,319)**	**(180)**	**(11)**	**(1,510)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(275)**	**803**	**(6)**	**522**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Including impact of leased vehicles.

(€ million)	*Automobile*	*Sales financing*	*Group total*
Purchases of property, plant and equipment	*(900)*	*(231)*	*(1,131)*
Disposals of property, plant and equipment	*670*	*168*	*838*


7


7

(€ million)	Automobile	Sales financing	Interdivision transactions[1]	Consolidated total
2004				
Net income	2,725	271	(93)	2,903
Cancellation of unrealised income and expenses:				
Depreciation and amortisation	2,662	104	(14)	2,752
Share in net income (loss) of associates	(1,923)	-	-	(1,923)
Dividends received from associates	552	-	-	552
Other unrealised income and expenses	580	162	6	748
Cash flow	**4,596**	**537**	**(101)**	**5,032**
Decrease (increase) in sales financing receivables	-	(1,132)	4	(1,128)
Net change in Sales financing financial assets and debts	-	892	52	944
Decrease (increase) in working capital	532	(74)	(31)	427
CASH FLOWS FROM OPERATING ACTIVITIES	**5,128**	**223**	**(76)**	**5,275**
Purchases of intangible assets	(788)	(3)	-	(791)
Purchases of property, plant and equipment[2]	(2,901)	(305)	74	(3,132)
Disposals of property, plant and equipment and intangibles[2]	490	160	(43)	607
Acquisition of investments, net of disposals and other	(85)	(8)		(93)
Net decrease (increase) in other securities and loans of the Automobile division	(47)	-	451	404
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,331)**	**(156)**	**482**	**(3,005)**
Cash flows with shareholders	(400)	(100)	100	(400)
Net change in financial liabilities of the Automobile division	(417)	-	(464)	(881)
CASH FLOWS FROM FINANCING ACTIVITIES	**(817)**	**(100)**	**(364)**	**(1,281)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**980**	**(33)**	**42**	**989**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Including impact of leased vehicles.

(€ million)	*Automobile*	*Sales financing*	*Group total*
Purchases of property, plant and equipment	*(724)*	*(225)*	*(949)*
Disposals of property, plant and equipment	*348*	*117*	*465*



B – Information by geographic area

(€ million)	France	Europe	Euromed	Asia-Africa	Americas	Consolidated total
2006						
Revenues	14,213	18,425	3,808	2,723	2,359	41,528
Capital expenditure	2,961	865	373	283	162	4,644
Property, plant and equipment and intangibles	10,928	2,737	1,526	735	662	16,588
Other operating assets (1)	4,784	2,941	766	331	637	9,459
2005						
Revenues	14,289	19,326	3,445	2,158	2,120	41,338
Capital expenditure	2,607	861	362	90	98	4,018
Property, plant and equipment and intangibles	10,469	2,778	1,297	546	573	15,663
Other operating assets (1)	5,876	3,123	541	272	518	10,330
2004						
Revenues	14,558	19,865	3,188	993	1,688	40,292
Capital expenditure	2,634	778	359	135	17	3,923
Property, plant and equipment and intangibles	9,776	2,681	964	456	377	14,254
Other operating assets (1)	5,451	2,929	445	110	483	9,418

(1) Other operating assets include inventories, Automobile receivables and other current assets.

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles, capital expenditure and other operating assets are presented by location of subsidiaries and joint ventures.

7.2.6 Notes to the consolidated financial statement


7


7

7.2.6.1 Accounting policies and scope of consolidation

1 - APPROVAL OF THE FINANCIAL STATEMENTS

The Renault group's consolidated financial statements for 2006 were finalized at the Board of Directors' meeting of February 28, 2007 and will be submitted for approval by the shareholders at the General Shareholders' Meeting to be held on May 2, 2007.

2 - ACCOUNTING POLICIES

In application of regulation 1606/2002 passed on July 19, 2002 by the European Parliament and the Council of Europe, Renault's consolidated financial statements for 2006 are prepared under the IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) at December 31, 2006 and adopted by the European Union at the year-end.

The following new standards, which came into force at January 1, 2006 and were adopted by regulations published in the Official Journal of the E.U. by the closing date, are applied but have no material impact on the financial information reported:

- the amendment to IAS 19 concerning actuarial gains and losses, group plans and disclosures (the Renault group has not opted to recognised actuarial gains and losses in equity);
- the amendments to IAS 39 on the fair value option, and on cash flow hedge accounting of forecast intragroup transactions;
- the amendment to IAS 21 on the effects of changes in foreign exchange rates.

In view of Renault's current purchasing policy, interpretation IFRIC 4, Determining Whether An Arrangement Contains a Lease, has no impact on the financial statements at December 31, 2006.

The Group undertakes no early application of any standard or interpretation already released but for which application becomes mandatory after December 31, 2006:

- IFRS 7, Financial Instruments – Disclosures, applicable from January 1, 2007;
- the amendment to IAS 1 on capital disclosures, which is applicable from January 1, 2007;
- interpretation IFRIC 8, Scope of IFRS 2, Share-based payments, applicable for financial years beginning on or after May 1, 2006;
- interpretation IFRIC 9, Reassessment of Embedded Derivatives, applicable for financial years beginning on or after June 1, 2006.

The Group does not expect adoption of these standards and interpretations to have any significant impact on the financial statements.

A – Estimates and judgments

In preparing its financial statements, Renault has to make estimates and assumptions that affect the book value of certain assets and liabilities, income and expense items, and the information disclosed in certain notes. Renault regularly revises its estimates and assessments to take account of past experience and other factors deemed relevant in view of the economic circumstances. If changes in these assumptions or circumstances are not as anticipated, the figures reported in Renault's future financial statements could differ from current estimates. The recoverable value of fixed assets and sales financing receivables, deferred taxes and provisions, particularly vehicle warranty provisions (note 2-F) and provisions for pension and other long-term employee benefit obligations, are the principal items that depend on estimates and assumptions.

B – Consolidation principles

The consolidated financial statements include the financial statements of all companies controlled exclusively, directly or indirectly, by the Group ("subsidiaries"). Jointly controlled companies ("joint ventures") are proportionately consolidated. Companies in which the Group exercises significant influence ("associates") are included in the financial statements on an equity basis.

Non-consolidated companies which fulfil these criteria are recorded as other non-current assets.

None of these companies' individual contributions to consolidated figures exceeds the following:

- revenues: €20 million;
- inventories: €20 million.

Their consolidation would have a negligible impact on the consolidated financial statements, since they are Group-financed entities whose losses, if any, are recognised *via* impairment losses, and which:

- acquire almost all their purchases from Group companies, most of these companies being dealership-type establishments;
- carry out almost all their sales transactions with Group companies, the principal company concerned being Renault Sport.

Significant intercompany transactions and unrealised internal profits are eliminated.

C – Presentation of the financial statements

Operating income includes all revenues and costs directly related to the Group's activities, whether recurrent or resulting from non-recurring decisions or operations, such as restructuring costs.

The operating margin corresponds to the operating income before other operating income and expenses, which cover:

- restructuring costs and costs relating to workforce adjustment;
- gains or losses on disposal of businesses or operating entities;
- gains or losses on disposal of property, plant and equipment or intangible assets (except vehicle sales);
- unusual items, i.e. income and charges that are unusual in their frequency, nature or amount.

Primary segment reporting

Primary segment information is disclosed for the following divisions:

- the Automobile division, comprising the production, sales, and distribution subsidiaries for passenger and light commercial vehicles, automobile service subsidiaries, and the subsidiaries in charge of cash management for these companies;



7

- the Sales financing division, which the Group considers as an operating activity, carried out by RCI Banque and its subsidiaries for the distribution network and final customers.

Each of these two divisions forms a coherent unit with its own specific risks and returns.

Apart from dividend income and taxes, income and expenses relating to sales financing are recorded as operating items. The tax effect inherent to the French consolidated taxation system is included in the tax expense of the Automobile division.

Assets and liabilities are specific to each division. Receivables assigned by the Automobile division to the sales financing companies are treated as operating assets by the assignee when the risks and benefits are substantially transferred.

Vehicles for which the Automobile division has a repurchase commitment are included in the division's assets. When these vehicles are financed by the Sales financing division, the Sales financing division recognises a receivable on the Automobile division.

Secondary segment reporting

Secondary segment information is disclosed by geographic area. The presentation has been modified in accordance with the new geographic areas defined in the Renault Commitment 2009 growth plan.

Current and non-current assets and liabilities

Sales financing receivables, other securities, derivatives, loans and financial liabilities of the Sales financing division (other than redeemable shares and subordinated loans) are considered as current assets and liabilities, as they are used in the division's normal business cycle.

For the Automobile division, in addition to items directly related to the business cycle, all assets and liabilities maturing within one year are classified as current.

D – Translation of the financial statements of foreign companies

The Group's presentation currency is the euro.

For foreign companies, the functional currency is generally the local currency. In cases where most transactions are carried out in a different currency, that currency is adopted as the functional currency.

To determine whether a country is in hyperinflation, the Group refers to the list published by the AICPA (American Institute of Certified Public Accountants) Task Force. In 2006, this list included none of the countries where Renault has significant business activity.

Foreign companies' accounts are established in their functional currency, and subsequently translated into the Group's presentation currency as follows:

- balance sheet items other than components of shareholders' equity, which are stated at historical value, are translated at the closing rate of exchange;
- income statement items are translated at the average exchange rate for the period;
- the translation adjustment is included in consolidated shareholders' equity and has no impact on net income.

Goodwill generated by a business combination with a foreign company is treated as an asset or liability of the entity acquired, as appropriate.

When a foreign company is sold, the translation adjustments recorded in shareholder's equity in respect of its assets and liabilities are taken to income.

E – Translation of foreign currency transactions

Transactions undertaken in a currency other than the functional currency of the entity concerned are initially translated to and recorded in the functional currency, using the rate applicable at the transaction date.

For financial reporting purposes, monetary items in currencies other than the functional currency are translated at the closing rate. All resulting foreign exchange differences are recognised in the income statement, except for foreign exchange gains and losses on debts, receivables, and financial instruments designated as hedges of the net investment in a foreign entity (note 2-U).

- translation adjustments related to financial operations by the Automobile division are included in the net financial income;
- other translation adjustments are included in the operating margin.

Derivatives are measured and recorded as described in note 2-U.

F – Revenues and margin

Revenues comprise all proceeds from sales of the Group's automobile products, services related to these sales, and the various sales financing products marketed by the Group's companies to their customers.

Sales of goods and services and margin recognition

Sales and margin recognition

Sales of goods are recognised when vehicles are made available to the distribution network in the case of non-Group dealers, or upon delivery to the end-user in the case of direct sales. The margin on sales is recognised immediately for normal sales by the Automobile division, including sales with associated financing contracts that can be considered as finance leases (long-term or with a purchase option). However, no sale is recognised when the vehicle is covered by an operating lease from a Group finance company or the Group has made a buy-back commitment, when the term of the contract covers an insufficient portion of the vehicle's useful life.

In such cases, the transactions are recorded as operating leases and included in sales of services. The difference between the price paid by the customer and the buy-back price is treated as rental income, and spread over the period the vehicle is at the customer's disposal. The production cost for the new vehicle concerned is recorded in inventories for contracts of less than one year, or included in property, plant and equipment under vehicles leased to customers when the contracts exceed one year. The sale of the vehicle as second-hand at the end of the lease gives rise to recognition of sales revenue and the related margin. As soon as a loss is expected on the resale, a provision (if the vehicle is in inventories) or additional depreciation (if the vehicle is included in property, plant and equipment) is recognised to cover the loss.

Sales incentive programmes

When based on the volume or price of the products sold, the cost of these programmes is deducted from revenues when the corresponding sales are recorded. Otherwise, the cost is included in selling, general and

administrative expenses. If programmes are approved after the sales, a provision is established when the decision is made.

The Group sometimes organises promotional campaigns offering reduced-interest loans to end-users. This expense is recognised immediately when the rates offered cannot cover refinancing and administration costs, and spread over the duration of the loan otherwise.

Warranty

The estimated or incurred costs relating to product or part warranties not covered by insurance are charged to expenses when the sales are recorded. In the event of product recalls relating to incidents that come to light after the vehicle has been put on the market, provisions are established to cover the costs involved as soon as the decision to undertake the recall campaign has been made. Amounts claimed from suppliers are deducted from the warranty expense when it is considered practically certain they will be recovered.

Services related to sales of automobile products

Renault offers its customers extended warranty and maintenance contracts, the income and margin on which are recognised over the period covered by the contract.

Sales financing revenues and margin recognition

Sales financing revenues

Sales financing revenues are generated by financing operations for sales of vehicles to dealers and end-users. These financing operations take the form of loans from the Sales financing division companies, and are carried in the balance sheet at amortised cost under the effective tax rate method, less any impairment. Income on these contracts is calculated so as to give a constant interest rate over the period, and is included in sales revenues.

Sales financing costs

The costs of sales financing are considered as operating expenses and included in the operating margin. They mainly comprise interest incurred by sales financing companies to refinance their customer transactions, other costs and revenues directly related to administration of this type of refinancing (temporary investments, hedging and management of exchange and interest rate risks), and the cost of risks other than those relating to refinancing of receivables.

Commissions payable to business intermediaries

Commissions are treated as external distribution costs, and therefore deferred as contract acquisition costs, so as to give a constant interest rate over the term of the financing contracts.

Impaired receivables

Impairment for credit risk is recorded to cover the risk of non-recovery of receivables as soon as there is objective evidence of a loss of value. This impairment is assessed based on portfolios of receivables with similar credit risk profiles, using a statistical or case-by-case approach applied to collective or individual bases depending on customer type (private individuals, businesses or dealers).

Impairment for country risk is also recognised when necessary, based on assessment of the transfer risk and the systemic credit risk in certain countries.

G – Financial income (expense)

Interest income and expenses are recognised under the effective interest rate method, whereby interest and transaction costs are spread on an actuarial basis over the duration of the loan or borrowing.

Other financial income and expenses include changes in the fair value of redeemable shares.

H – Income tax

The Group recognises deferred taxes for all temporary differences between the tax and book values of assets and liabilities in the consolidated balance sheet. Using the liability method, deferred taxes are calculated at the latest tax rate enacted at the closing date applicable to the period when temporary differences are reversed. Each individual fiscal entity (legal entity, establishment or group of entities that pays tax to the tax administration) that is authorised to offset its current tax assets and liabilities reports deferred tax assets and liabilities net. Valuation allowances are established for deferred tax assets according to the probability of future recovery.

For fully consolidated companies, a deferred tax liability is recorded in respect of dividend distributions likely to be made by the Group.

For joint ventures and associates, a deferred tax liability on dividend distributions is booked for all differences between the book value and fiscal value of shares held.

Tax credits that can only be used against a taxable profit are recorded as a deduction from the income tax payable. Tax credits that are recoverable regardless of whether the company makes a taxable profit are set against the relevant nature of expense.

I – Intangible assets

Goodwill

Goodwill recorded upon acquisitions of investments in subsidiaries, joint ventures or associates corresponds to the difference at acquisition date between the purchase price of the shares (including acquisition expenses) and the share in the fair value of assets and liabilities acquired.

Goodwill is not amortised, but impairment tests are carried out at least annually or whenever there is evidence of loss of value. After initial recognition, goodwill is stated at cost less accumulated impairment. Any impairment losses on goodwill are included in the operating margin.

Goodwill relating to associates is included in the balance sheet line "investments in associates". In the event of impairment, an impairment loss is booked and included in the consolidated income statement via the share in net income (loss) of associates.

Acquisitions of additional investments in controlled companies and put options to buy out minority interests are treated as equity transactions. The positive or negative difference between the cost of acquiring shares (including acquisition expenses) and the book value of the minority interests acquired is recorded in shareholders' equity. The minority interests concerned by the put options are stated at present value and reclassified as operating liabilities in the balance sheet.

Research and development expenses

Development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part (e.g. engine or gearbox) and the subsequent approval of the design for mass production are capitalised as intangible assets. They are amortised



7


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on a straight-line basis from the date of approval for production, over the expected market life of the vehicle or part, up to a maximum period of seven years. Capitalised development expenses mainly comprise the cost of prototypes, the cost of studies invoiced by external firms, and a share of overheads dedicated exclusively to development activities.

Expenses incurred before the formal approval of product development are recorded as costs in the period they are incurred, in the same way as research expenses. Expenses incurred after the start of mass production are treated as production costs.

J – Property, plant and equipment

The gross value of property, plant and equipment corresponds to historical acquisition or production cost.

Design and preparation expenses are included in the asset's production cost.

Borrowing costs borne during the final preparation of the assets for use are charged to expenses for the period they are incurred, and are not included in the value of the asset.

Investment subsidies received are deducted from the gross value of the assets concerned.

Subsequent expenses for property, plant and equipment, except those incurred to increase productivity or prolong the life of an asset, are charged to expenses as incurred.

Assets used by the Group under finance leases are treated as assets financed by credit. When the corresponding liability is significant, it is disclosed in the notes to the financial statements.

Vehicles leased to customers are vehicles under lease from a Group finance company, for which the Group has a repurchase commitment, or vehicles sold under an agreement including a buy-back clause covering more than one year (note 2-F).

Depreciation

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings(1)	15 to 30 years
Specific tools	2 to 7 years
Machinery and other tools (other than press lines)	5 to 15 years
Press lines	20 to 30 years
Other tangible assets	4 to 6 years

(1) Buildings in use before 1987 are depreciated over a period of up to 40 years.

Useful lives are regularly reviewed, and accelerated depreciation is recorded when an asset's useful life becomes shorter than the initially expected period of use, particularly when it is decided to withdraw a vehicle or part from the market.

K – Impairment of assets

Significant unfavourable developments on the markets in which Renault operates, or significant changes that adversely affect the circumstances and manner of use of an asset, are the principal indications that an asset is impaired.

The recoverable value of assets is assessed at the level of each division. For the Automobile division, the return on assets is measured taking all European countries together, since the industrial plant and the product range throughout Europe form one coherent unit. The return on industrial assets outside Europe is measured for each coherent sub-unit that produces independent cash flows.

The recoverable value is the higher of an asset's value in use and its net fair value. Value in use is determined based on the discounted value of future cash flows expected from use of the assets. The discount rate used is the average weighted cost of capital as determined by Renault.

When recoverable value is lower than net book value, impairment equivalent to the difference is recorded against the assets concerned and in the operating margin.

L – Non-current assets or groups of assets held for sale

Assets held for sale are non-current assets or groups of assets that are available for sale (and do not require significant work to prepare them for sale) and very likely to be sold.

Non-current assets or groups of assets considered to be held for sale are measured and recorded at the lower of net book value or fair value less selling costs. No further depreciation or amortisation is recorded once an asset is classified as held for sale (or included in a group of assets held for sale).

When their value is significant, non-current assets held for sale are reported on a specific line in the balance sheet.

M – Inventories

Inventories are stated at the lower of cost or net realisable value. Cost corresponds to acquisition cost or production cost, which includes direct and indirect production expenses and a share of manufacturing overheads based on a normal level of activity. Inventories are valued under the FIFO (First In First Out) method.

When the net realisable value is lower than the value under the FIFO method, impairment equal to the difference is recorded.

N – Assignment of receivables

Receivables assigned to third parties (through securitisation or discounting) are removed from Group assets when the associated risks and benefits are also substantially transferred to the third parties in question.

The same treatment applies to assignments between the Automobile and Sales financing divisions. The resulting receivables and liabilities are recorded as operating items.

O – Treasury shares

Treasury shares, including those held for the purposes of stock option plans awarded to Group managers and executives, are recorded at acquisition cost and deducted from Group shareholders' equity until the date of sale.

When these shares are sold, the sale price is directly included in consolidated shareholders' equity, and transferred to cash and cash equivalents once payment has been received. Consequently, no gain or loss on treasury shares is included in the net income for the period.


7

P - Stock option plans / share attribution plans

The Group awards stock option plans (purchase and subscription options) and share attribution plans, all for Renault shares. For plans subject to performance conditions, an estimate of achievement of those conditions is taken into account in determining the number of options or free shares attributed. This estimate is reviewed annually based on changes in the probability of performance condition achievement. The final fair value of services rendered in return for attribution of options or free shares is measured by reference to the fair value of those options or shares at their grant date, using a binomial mathematical model. Entitlements to attribution of free shares are valued based on the share value at grant date less dividends expected during the vesting period.

The fair value is spread on a straight-line basis over the vesting period for the relevant plan. The cost is included in personnel expenses, with a corresponding adjustment to consolidated reserves. When the option is exercised, the cash amount received by the Group in settlement of the exercise price is booked in cash and cash equivalents, with a corresponding adjustment to consolidated reserves.

In compliance with IFRS 2's transitional measures, only plans beginning after November 7, 2002 concerning options unvested at January 1, 2005 have been valued and recorded as described above.

Q - Provisions

Pensions and other long-term employee benefit obligations

The Group's payments for defined-contribution benefit plans are recorded as expenses for the relevant period.

For defined-benefit plans concerning post-employment benefits, the Group uses the Projected Unit Credit Method to determine the present value of its obligations. Under this method, benefits are attributed to periods of service according to the plan's benefit formula. However, if an employee's service in later years will earn a materially higher level of benefit than in earlier years, benefits are attributed to periods of service on a straight-line basis.

The future payments for employee benefits are measured on the basis of future salary increases, retirement age, mortality and length of employment with the company, and are discounted at a rate determined by reference to yields on long-term high quality corporate bonds of a duration corresponding to the estimated duration of the benefit plan concerned.

When the unrecognised actuarial gains and losses resulting from revisions of the underlying assumptions exceed the greater of:

- 10% of the present value of the defined benefit obligations at the closing date;
- 10% of the fair value of fund assets at that date,

the portion of actuarial gains or losses recognised for each defined benefit plan is the excess so determined, divided by the expected average remaining working lives of the employees participating in that plan.

The net expense for the year, corresponding to the sum of the current period service costs, the discount cost less the expected return on fund assets, amortisation of actuarial variances and a portion of deferred past service costs, is charged in full to the operating margin.

Termination benefits

The cost of workforce adjustment measures is recorded when the Group is clearly committed to putting a plan into operation, i.e. when the plan has been presented in detail and announced to the employees concerned.

Restructuring measures

The estimated cost of restructuring is recognised as soon as a detailed plan is provided and the restructuring is either announced or in progress.

R - Financial assets

The Group recognises a financial asset when it becomes a party to the contractual provisions of the instrument.

Financial assets comprise investments in non-controlled companies in which Renault does not exercise significant influence, securities, loans, and derivative assets related to financial transactions (note 2-U).

These instruments are presented as non-current assets, apart from those maturing within 12 months of the closing date, which are classified as current assets or cash equivalents as appropriate. The option allowing such instruments to be stated at fair value through profit and loss is not used by the Group.

Securities: investments in non-controlled companies in which Renault does not have significant influence

Dividends from such companies are recorded in the year of distribution.

These investments are considered to be "available for sale", and are accordingly stated at their fair value at the financial reporting date, with any changes in fair value included directly in consolidated reserves. The amounts recorded in consolidated reserves are transferred to the income statement upon disposal of the investment.

Impairment is calculated and recognised in the income statement when there is objective evidence that these investments are impaired. One indicator providing objective evidence of impairment is a significant or prolonged fall in the fair value of investments below their acquisition cost.

The fair values of such investments are determined by reference to the market price when possible.

Securities that do not represent a share in another entity's capital

These securities are short-term investments undertaken as part of the Group's cash surplus management policy, and are initially stated at fair value.

The valuation methods and subsequent accounting treatment vary according to whether such securities are considered "available for sale" or designated from the outset as "assets stated at fair value through profit or loss" (designated as held for trading).

In the first case, available-for-sale securities are stated at fair value at the reporting date, and changes in this fair value are recorded directly in equity. The amounts included in equity are taken to income upon derecognition of the asset. Impairment losses are recorded in the income statement when there is objective evidence of significant long-term depreciation in value.

In the second case, securities designated as held for trading are stated at fair value at the reporting date, with changes in fair value taken to income.



Fair values of securities are mainly determined by reference to the market price.

Loans

Loans include interbank loans for investment of cash surpluses and loans to non-controlled companies in which Renault holds investments.

Loans are initially recognised at fair value, plus directly attributable transaction costs.

At each closing date, loans are valued at amortised cost. Impairment is recognised in the income statement when there is objective evidence of depreciation in value caused by an event that occurred after the initial recognition of the asset.

S – Cash and cash equivalents

Cash includes cash on hand and bank deposits, with the exception of bank overdrafts, which are included in financial liabilities.

Cash equivalents are investments held for the purpose of meeting short-term cash commitments. For an investment to qualify as a cash equivalent, it must be readily convertible for a known amount of cash and be subject to an insignificant risk of change in value.

T – Financial liabilities and sales financing debts

The Group recognises a financial liability (for the Automobile division) or a sales financing debt when it becomes a party to the contractual provisions of the instrument.

Financial liabilities and sales financing debts comprise redeemable shares, bonds, other interest-bearing borrowings and derivative liabilities related to financial transactions (note 2-U).

Redeemable shares

Given the lack of specific guidance on the matter in IAS 39, the Group considers that the variable interest on redeemable shares is an embedded derivative which cannot be valued separately. Consequently, the Group has stated all its redeemable shares at fair value. For these shares, fair value is equal to market value. Changes in fair value are recorded in financial income and expenses.

Bonds and other interest-bearing borrowings

Bonds and other interest-bearing borrowings are initially recorded at fair value, less any directly attributable transaction costs.

At each reporting date, apart from specific hedge accounting methods (note 2-U), these financial liabilities are restated at amortised cost using the effective interest rate method. The financial expense calculated in this way includes issuance expenses and issuance or redemption premiums, together with the impact of debt renegotiations when the old and new terms are not substantially different.

Renegotiations of the terms of borrowings and similar operations are recorded as an extinction of the former liability with recognition of a new liability only if there are substantial differences between the old and new terms. When this is the case, the costs borne for renegotiation are included in the financial expenses for the period during which the negotiation takes place.

U – Derivatives and hedge accounting

Measurement and presentation

Derivatives are initially recognised at fair value. This fair value is subsequently reviewed at each closing date.

- The fair value of forward exchange contracts is based on market conditions. The fair value of currency swaps is determined by discounting future cash flows, using closing-date market rates (exchange and interest rates).
- The fair value of interest rate derivatives is the amount the Group would receive (or pay) to settle outstanding contracts at the closing date, taking into account any unrealised gains or losses based on current interest rates and the quality of the counterparty to each contract at the closing date.
- The fair value of commodity derivatives is based on market conditions.

The Automobile division's derivatives are reported in the balance sheet as current if they mature within 12 months and non-current otherwise. All Sales financing division derivatives are reported in the balance sheet as current.

Hedge accounting

The treatment of derivatives designated as hedging instruments depends on the type of hedging relationship:

- fair value hedge;
- cash flow hedge;
- hedge of a net investment in a foreign operation.

The Group identifies the hedging instrument and the hedged item as soon as the hedge is set up, and documents the hedging relationship, stating the hedging strategy, the risk hedged and the method used to assess the hedge's effectiveness. This documentation is subsequently updated, such that the effectiveness of the designated hedge can be demonstrated.

Hedge accounting uses specific measurement and recognition methods for each category of hedge.

- Fair value hedges: the hedged item is adjusted to fair value in view of the risk hedged and the hedging instrument is recorded at fair value. As changes in these items are recorded net of taxes in the income statement simultaneously, and only the ineffectiveness of the hedge has an impact on net income.
- Cash flow hedges: no adjustment is made to the value of the hedged item; only the hedging instrument is adjusted to fair value. Following this adjustment, the effective portion of the change in fair value attributable to the hedged risk is recorded, net of taxes, in equity, while the ineffective portion is included in the income statement. The cumulative amount included in equity is transferred to the income statement when the hedged item has an impact on net income.
- Hedge of a net investment in a foreign operation: the hedging instrument is adjusted to fair value. Following this adjustment, the effective portion of the change in fair value attributable to the hedged exchange risk is recorded, net of taxes, in equity, while the ineffective portion is included in the income statement. The cumulative amount included in equity is transferred to the income statement at the date of liquidation or sale of the investment.



Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognised directly in financial income, except in the case of derivatives entered into exclusively for reasons closely related to business operations. In this case, changes in the fair value of derivatives are included in the operating margin.

3 – CHANGES IN THE SCOPE OF CONSOLIDATION

	Automobile	Sales financing	Total
Number of companies consolidated at December 31, 2005	**122**	**48**	**170**
Newly consolidated companies (acquisitions, formations, etc.)	35	2	37
Deconsolidated companies (disposals, mergers, liquidations, etc.)	(4)	(1)	(5)
Number of companies consolidated at December 31, 2006	**153**	**49**	**202**

The main newly consolidated entities in 2006 and 2005 are the following.

Renault Pars (Iran) has been consolidated since January 1, 2006. This company is held 51% by Renault and 49% by the Iranian company AID co, an entity set up by IDRO (Industrial Development & Renovation Organization, a state-owned Iranian body in charge of the automotive industry) and Iran's two leading automakers, Iran Khodro and Saipa. Renault Pars holds the Logan license, and is responsible for engineering, purchasing and logistics, coordination of sales policy, marketing and after-sales services. Iran Khodro and Saipa will manufacture and sell the Logan.

At January 1, 2006, 24 dealers in Europe (located in Belgium, the Czech republic, Luxembourg, Poland, Portugal, and Switzerland) were also consolidated for the first time.

Minority interests in the holding company COFAL were acquired at the end of 2006. The main effect of this operation was to bring Renault's percentage ownership of Renault do Brasil and Renault Argentina to 100%.

In December 2005, the Group exercised its option to purchase at December 31, 2007 all shares in the SCI du Plateau de Guyancourt, which owns the real estate assets of the Technocentre, a single site combining all Renault new-vehicle research and development forces. Exercise of this option is irrevocable. Consequently, the Group has consolidated this company since December 2005. Renault will be its sole shareholder as of December 31, 2007.

7.2.6.2 Income statement

4 – REVENUES

A – 2005 Revenues applying 2006 Group structure and methods

(€ million)	Automobile	Sales financing	Total
2005 revenues	**39,458**	**1,880**	**41,338**
Changes in scope of consolidation	465	41	506
2005 revenues applying 2006 Group structure and methods	**39,923**	**1,921**	**41,844**
2006 revenues	**39,605**	**1,923**	**41,528**

B – Breakdown of revenues

(€ million)	2006	2005	2004
Sales of goods	38,774	38,602	37,459
Sales of services[1]	1,323	1,376	1,464
Sales of goods and services	**40,097**	**39,978**	**38,923**
Income on customer financing	997	909	896
Income on leasing and similar operations	434	451	473
Sales financing revenues	**1,431**	**1,360**	**1,369**
REVENUES	**41,528**	**41,338**	**40,292**

(1) Including €492 million generated by the Sales Financing division in 2006 (€520 million in 2005, €497 million in 2004).

C – Vehicle rental income

Rental income recorded by the Group in connection with vehicle sales with a repurchase commitment or vehicle rentals totalled €612 million in 2006 (€670 million in 2005 and €649 million in 2004). This income is included in sales of services.

5 – COST OF SALES FINANCING

(€ million)	2006	2005	2004
New impairment	(269)	(269)	(169)
Recovery of impairment	255	194	144
Forgiveness of debt and other net credit losses	(127)	(89)	(81)
Net credit losses	**(141)**	**(164)**	**(106)**
Income on cash investments	174	206	235
Refinancing expenses	(1,018)	(968)	(1,041)
Other sales financing costs	**(844)**	**(762)**	**(806)**
Cost of sales financing	**(985)**	**(926)**	**(912)**



6 – OPERATING MARGIN: DETAILS OF INCOME AND EXPENSES BY NATURE

A – Personnel expenses

	2006	2005	2004
Personnel expenses (€ million)	5,948	5,782	5,437
Workforce at December 31	134,236	132,831	130,573

Personnel expenses include €114 million for pensions and other long-term benefits paid out to employees in 2006 (€131 million in 2005 and €97 million in 2004).

B – Share-based payments

Share-based payments exclusively concern stock options and free share granted to personnel. These generated personnel expenses of €41 million in 2006 (€18 million in 2005 and €11 million in 2004).

The plan valuation method is presented in note 19-F.

C – Rental expenses

Property rents amounted to approximately €250 million in 2006 (€300 million in 2005 and 2004).

D – Foreign exchange gains / losses

In 2006, the operating margin included a net foreign exchange gain of €13 million (compared to a net foreign exchange gain of €27 million in 2005 and a loss of €11 million in 2004).

7 – OTHER OPERATING INCOME AND EXPENSES

(€ million)	2006	2005	2004
Restructuring and workforce adjustment costs and provisions	(241)	(109)	(175)
Gains and losses on disposal of businesses or operating entities	(59)	119	(38)
Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)	109	148	45
Unusual items	5	33	(75)
TOTAL	**(186)**	**191**	**(243)**

A – Restructuring and workforce adjustment costs and provisions

These costs and provisions arise principally from the implementation of restructuring measures in certain businesses, and adjustment of workforce levels, particularly in Spain in 2006.

B – Gains and losses on disposal of businesses or operating entities

Gains and losses on sales of businesses or operating entities include a gain of €150 million in 2005 on the sale of Renault's 17.88% investment in Nissan Diesel Motors Co. Ltd.

C – Gains and losses on disposal of property, plant and equipment and intangible assets (except vehicle sales)

Most of the gain on disposal of property, plant and equipment and intangible assets in 2006 and in 2005 results from sales of land (in Spain and France).

8 – FINANCIAL EXPENSE

A – Interest income and expenses

INTEREST RECEIVED AND PAID

(€ million)	2006	2005	2004
Interest received	202	131	112
Interest paid	(281)	(200)	(139)
Net interest received and paid	**(79)**	**(69)**	**(27)**

B – Other financial income and expenses

Other financial income and expenses comprise:

(€ million)	2006	2005	2004
Repurchase of Renault SA redeemable shares		-	(121)
Change in fair value of redeemable shares (note 24-A)	(31)	(271)	(170)
Other	202	39	(18)
TOTAL	**171**	**(232)**	**(309)**

Foreign exchange gains and losses included under "Other" represented a net gain of €18 million in 2006 (compared to a €8 million loss in 2005 and a €9 million gain in 2004).

In 2006, "Other" includes a €135 million profit on the sale of Scania shares.

9 – CURRENT AND DEFERRED TAXES

As Renault SA elected to determine French income taxes under the domestic tax consolidation regime when it was formed, this is the regime applicable to the Group in which Renault SA is taxed in France.

The Renault group also applies other optional tax consolidation systems in Germany, Spain, the UK, the Netherlands and Portugal.

A – Current and deferred tax expense

BREAKDOWN OF THE TAX CHARGE

(€ million)	2006	2005	2004
Current income taxes	(341)	(305)	(466)
Deferred tax credits (charges), gross	81	(33)	(44)
Change in valuation allowances on deferred taxes	5	7	(51)
Current and deferred taxes	**(255)**	**(331)**	**(561)**

In 2006, €269 million of current income taxes were generated by foreign entities (€253 million in 2005 and €360 million in 2004). Current taxes paid

by the Group during 2006 totalled €309 million (€430 million in 2005 and €406 million in 2004).

B – Reconciliation between the French corporate income tax rate and the Group's effective tax rate

	2006	2005	2004
French tax rate	34.4%	34.9%	35.4%
Tax credits	(7.6%)	(9.1%)	(4.4%)
Deferred tax liabilities on net income (distributed or undistributed) of associates	4.3%	3.8%	1.8%
Change in valuation allowances on deferred tax assets	(0.6%)	(0.6%)	3.3%
Other impacts	(3.3%)	(1.1%)	0.3%
Effective tax rate before share in net income of associates	**27.2%**	**27.9%**	**36.4%**
Impact of associates	(19.2%)	(19.2%)	(20.2%)
Overall effective tax rate	**8.0%**	**8.7%**	**16.2%**

The Group's effective tax rate for 2006 (before the share in net income of associates) was 27% (28% in 2005 and 36% in 2004), largely thanks to high tax credits resulting from Renault's successful application for special research tax relief in Korea, and better profitability prospects in Argentina and Russia.

Tax credits in 2005 mainly resulted from major investments in Turkey and a favourable rule for taxation of capital gains on the sale of land in Madrid.

C – Breakdown of net deferred taxes

BREAKDOWN OF NET DEFERRED TAX ASSETS BY NATURE

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
DEFERRED TAXES ON:			
Investments in associates	(83)	(72)	(28)
Fixed assets	(1,372)	(1,240)	(1,063)
Provisions and other expenses or valuation allowances deductible upon utilisation	735	899	887
Loss carryforwards	969	762	467
Other	338	376	378
Net deferred tax assets and (liabilities) before valuation allowance	**587**	**725**	**641**
Valuation allowance	(600)	(647)	(530)
Net deferred tax assets (liabilities)	**(13)**	**78**	**111**

BREAKDOWN OF VALUATION ALLOWANCE ON NET DEFERRED TAX ASSETS, BY EXPIRY

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Net deferred tax assets that can be carried forward indefinitely	492	458	322
Other net deferred tax assets expiring in more than 5 years	5	22	45
Other net deferred tax assets expiring between 1 and 5 years	60	87	102
Other net deferred tax assets expiring within 1 year	43	80	61
TOTAL VALUATION ALLOWANCE ON NET DEFERRED TAX ASSETS	600	647	530



7

10 – BASIC AND DILUTED EARNINGS PER SHARE

Renault's basic earnings per share and diluted earnings per share are calculated by dividing Renault's share of net income by the relevant number of shares.

The number of shares used to calculate the basic earnings per share is the weighted average number of ordinary shares in circulation during the period, i.e. after neutralisation of treasury shares and Renault shares held by Nissan.

(in thousands of shares)	2006	2005	2004
Shares in circulation	284,937	284,937	284,937
Treasury shares	(8,500)	(10,176)	(11,266)
Shares held by Nissan x Renault's share in Nissan	(19,443)	(19,584)	(19,503)
Number of shares used to calculate basic earnings per share	**256,994**	**255,177**	**254,168**

The number of shares used to calculate the diluted earnings per share is the weighted average number of ordinary shares potentially in circulation during the period, i.e. the number of shares used to calculate the basic earnings per share plus the number of dilutive stock options and dilutive rights to free share attribution.

(in thousands of shares)	2006	2005	2004
Number of shares used to calculate basic earnings per share	256,994	255,177	254,168
Number of dilutive stock options and free share attribution rights	3,096	2,165	1,267
Number of shares used to calculate diluted earnings per share	**260,090**	**257,342**	**255,435**


7

7.2.6.3 Operating assets and liabilities, shareholders' equity

11 – INTANGIBLE ASSETS

A – Intangible assets

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Capitalised development expenses	5,403	4,647	3,882
Goodwill	278	247	197
Other intangible assets	280	301	255
Intangible assets, gross	**5,961**	**5,195**	**4,334**
Amortisation of capitalised development expenses	(2,341)	(2,030)	(1,505)
Amortisation of other intangible assets	(198)	(193)	(172)
Amortisation and impairment	**(2,539)**	**(2,223)**	**(1,677)**
Intangible assets, net	**3,422**	**2,972**	**2,657**

Most goodwill is in Europe.

B – Changes during the year

(€ million)	Gross value	Amortisation & impairment	Net value
Value at December 31, 2004	**4,334**	**(1,677)**	**2,657**
Acquisitions (note 29-C)/ (amortisation)	880	(647)	233
(Disposals)/reversals	(105)	105	-
Translation adjustment	33	(9)	24
Change in scope of consolidation and other	53	5	58
Value at December 31, 2005	**5,195**	**(2,223)**	**2,972**
Acquisitions (note 29-C)/ (amortisation)	1,132	(697)	435
(Disposals)/reversals	(381)	379	(2)
Translation adjustment	(13)	2	(11)
Change in scope of consolidation and other	28	-	28
Value at December 31, 2006	**(5,961)**	**(2,539)**	**3,422**

Acquisitions of intangible assets in 2006 comprise €976 million of self-produced assets and €156 million of purchased assets (respectively €834 million and €46 million in 2005 and €750 million and €41 million in 2004).

C – Research and development expenses included in income

(€ million)	2006	2005	2004
Research and development expenses	(2,400)	(2,264)	(1,961)
Capitalised development expenses	1,091	833	749
Amortisation of capitalised development expenses	(654)	(603)	(464)
TOTAL	**(1,963)**	**(2,034)**	**(1,676)**

12 – PROPERTY, PLANT AND EQUIPMENT

A – Property, plant and equipment at December 31

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Land	645	612	503
Buildings	5,422	5,200	4,067
Specific tools	7,675	7,064	6,716
Machinery and other tools	11,605	11,799	11,039
Vehicles leased to customers	2,308	2,240	2,053
Other tangibles	830	970	1,012
Construction in progress	1,718	1,086	1,470
Property, plant and equipment, gross	**30,203**	**28,971**	**26,860**
Land and buildings	(2,304)	(2,228)	(2,039)
Specific tools	(5,732)	(5,141)	(4,859)
Machinery and other tools	(7,675)	(7,480)	(6,992)
Vehicles leased to customers	(632)	(654)	(535)
Other tangibles	(694)	(777)	(838)
Depreciation and impairment	**(17,037)**	**(16,280)**	**(15,263)**
Property, plant and equipment, net	**13,166**	**12,691**	**11,597**


7

B – Changes during the year

Changes during 2006 in property, plant and equipment were as follows:

(€ million)	December 31, 2005	Acquisitions / (depreciation)	(Disposals) / reversals	Translation adjustments	Change in scope of consolidation and other	December 31, 2006
Land	612	43	(29)	(3)	22	645
Buildings	5,200	359	(152)	(6)	21	5,422
Specific tools	7,064	648	(515)	(18)	496	7,675
Machinery and other tools	11,799	523	(507)	5	(215)	11,605
Vehicles leased to customers	2,240	1,134	(1,095)	3	26	2,308
Other tangibles	970	37	(180)	(3)	6	830
Construction in progress	1,086	833	(2)	-	(199)	1,718
Property, plant and equipment, gross	**28,971**	**3,577**	**(2,480)**	**(22)**	**157**	**30,203**
Land	-	-	-	-	-	-
Buildings	(2,228)	(185)	137	5	(33)	(2,304)
Specific tools	(5,141)	(878)	500	14	(227)	(5,732)
Machinery and other tools	(7,480)	(909)	466	10	238	(7,675)
Vehicles leased to customers	(654)	(85)	142	-	(35)	(632)
Other tangibles	(777)	(82)	175	2	(12)	(694)
Construction in progress	-	-	-	-	-	-
Depreciation and impairment	**(16,280)**	**(2,139)**	**1,420**	**31**	**(69)**	**(17,037)**
Land	612	43	(29)	(3)	22	645
Buildings	2,972	174	(15)	(1)	(12)	3,118
Specific tools	1,923	(230)	(15)	(4)	269	1,943
Machinery and other tools	4,319	(386)	(41)	15	23	3,930
Vehicles leased to customers	1,586	1,049	(953)	3	(9)	1,676
Other tangibles	193	(45)	(5)	(1)	(6)	136
Construction in progress	1,086	833	(2)	-	(199)	1,718
Property, plant and equipment net	**12,691**	**1,438**	**(1,060)**	**9**	**88**	**13,166**

Changes during 2005 in property, plant and equipment were as follows:

(€ million)	Gross value	Depreciation and impairment	Net value
Value at December 31, 2004	**26,860**	**(15,263)**	**11,597**
Acquisitions (note 29-C)/(depreciation)	3,223	(2,270)	953
(Disposals)/reversals	(2,272)	1,484	(788)
Translation adjustment	390	(159)	231
Change in scope of consolidation and other[1]	770	(72)	698
Value at December 31, 2005	**28,971**	**(16,280)**	**12,691**

(1) Consolidation of SCI Plateau de Guyancourt at December 31, 2005 following exercise of the Group's purchase option on this entity, contributed €694 million of the increase in property, plant and equipment.



13 - INVESTMENT IN NISSAN

A - Nissan consolidation method

Renault holds 44.3% ownership in Nissan. Renault and Nissan have chosen to develop a unique type of alliance between two distinct companies with common interests, uniting forces to achieve optimum performance. The Alliance is organised so as to preserve individual brand identities and respect each company's corporate culture.

Consequently:

- Renault does not hold the majority of Nissan voting rights;
- the terms of the Renault-Nissan agreements do not entitle Renault to appoint the majority of Nissan directors, nor to hold the majority of voting rights at meetings of Nissan's Board of Directors; at December 31, 2006 as in 2005, Renault supplied 4 of the total 9 members of Nissan's Board of Directors (3 of the total 7 members in 2004);
- Renault Nissan b.v., owned 50% by Renault and 50% by Nissan, is the Alliance's joint decision-making body for strategic issues concerning either group individually. Its decisions are applicable to both Renault and Nissan. This entity does not enable Renault to direct Nissan's financial and operating strategies, and cannot therefore be considered to represent contractual control by Renault over Nissan. The matters examined by Renault Nissan b.v. since it was formed have remained strictly within this contractual framework, and are not an indication that Renault exercises control over Nissan;
- Renault can neither use nor influence the use of Nissan's assets in the same way as its own assets;
- Renault provides no guarantees in respect of Nissan's debt.

In view of this situation, Renault is considered to exercise significant influence in Nissan, and therefore uses the equity method to include its investment in Nissan in the consolidation.

B - Nissan consolidated financial statements included under the equity method in the Renault consolidation

The Nissan accounts included under the equity method in Renault's financial statements are Nissan's consolidated accounts published in compliance with Japanese accounting standards (as Nissan is listed on the Tokyo stock exchange), after adjustments for the requirements of the Renault consolidation.

Nissan publishes consolidated financial statements quarterly, and annually at March 31. For the purposes of the Renault consolidation, Nissan results are included in line with the Renault calendar (the results for the period January to December are consolidated in Renault's annual financial statements). The 3-month difference in Nissan's consolidation of certain entities has been retained in Nissan's contribution included in the Renault consolidation. Nissan plans to absorb this difference for most of the companies concerned over the first half-year of 2007.

Following Nissan's equity transactions, Nissan held 2.1% of its own shares at December 31, 2006, compared to 3.0% at December 31, 2005 and 3.2% at December 31, 2004. Consequently, Renault's percentage interest in Nissan was 45.3% at December 31, 2006, compared to 45.7% at December 31, 2005 and 45.8% at December 31, 2004.

C - Changes in the investment in Nissan

	Share in net assets				
(€ million)	**Before neutralisation (see right)**	**Neutralisation of 44.3% of Nissan's investment in Renault**[1]	**Net**	**Net goodwill**	**Total**
At December 31, 2004	**8,065**	**(962)**	**7,103**	**826**	**7,929**
2005 net income	2,275	-	2,275	-	2,275
Dividend distributed	(383)	-	(383)	-	(383)
Translation adjustment	615	-	615	7	622
Other changes[2]	54	-	54	(20)	34
At December 31, 2005	**10,626**	**(962)**	**9,664**	**813**	**10,477**
2006 net income	1,871	-	1,871	-	1,871
Dividend distributed	(431)	-	(431)	-	(431)
Translation adjustment	(1,101)	-	(1,101)	(92)	(1,193)
Other changes[2]	71	-	71	(80)	(9)
At December 31, 2006	**11,036**	**(962)**	**10,074**	**641**	**10,715**

(1) At December 31, 2006 and 2005, Nissan held 15% of Renault.

(2) Other changes include Renault dividends received by Nissan, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.


7

D – Changes in Nissan equity restated for the purposes of the Renault consolidation

(in billions of yen)	December 31, 2005	2006 net income	Dividends	Translation adjustment	Other changes[1]	December 31, 2006
Shareholders' equity – Nissan share under Japanese GAAP	**2,882**	**531**	**(131)**	**101**	**47**	**3,430**
Restatements for Renault group requirements:						
Restatement of fixed assets	494	(35)	-	(1)	-	458
Provision for pension and other long term employee benefit obligations	(207)	50	-	4	(4)	(157)
Capitalisation of development expenses	423	74	-	-	-	497
Deferred taxes and other restatements	(362)	(22)	(10)	(20)	10	(404)
Net assets restated for Renault group requirements	**3,230**	**598**	**(141)**	**84**	**53**	**3,824**
(€ million)						
Net assets restated for Renault group requirements	**23,255**	**4,111**	**(948)**	**(2,416)**	**360**	**24,362**
Renault's share	45,7%	1,871	(431)	(1,101)	71	45,3%
(before neutralisation described below)	10,626					11,036
Neutralisation of 44.3% of Nissan's investment in Renault[2]	(962)	-	-	-	-	(962)
Renault's share in the net assets of Nissan	**9,664**	**1,871**	**(431)**	**(1,101)**	**71**	**10,074**

(1) "Other changes" include Renault dividends received by Nissan, the change in the financial instruments revaluation reserve and changes in Nissan treasury shares.

(2) At December 31, 2006, Nissan held 15% of Renault.

Nissan's contribution to Renault net income for 2006 included an exceptional profit of €82 million due to finalisation of the transfer of part of Nissan's pension obligations to the Japanese state (€450 million in 2005).

E – Nissan net income under Japanese GAAP

Since Nissan's financial year ends at March 31, the Nissan net income included in the 2006 Renault consolidation is the sum of Nissan's net income for the final quarter of its 2005 financial year and the first three quarters of its 2006 financial year.

	January to March 2006 Final quarter of Nissan's 2005 financial year in Japan		April to September 2006 First half of Nissan's 2006 financial year in Japan		October to December 2006 Third quarter of Nissan's 2006 financial year in Japan		January to December 2006 Reference period for Renault's 2006 consolidated financial statements	
	(in billions of yen)	*(€ million)*[1]	*(in billions of yen)*	*(€ million)*[1]	*(in billions of yen)*	*(€ million)*[1]	*(in billions of yen)*	*(€ million)*[1]
Net income – Nissan share	152	1,081	274	1,873	105	688	531	3,642

(1) Converted at the average 2006 exchange rate for each quarter.

F – Nissan financial information under IFRS

The table below presents Nissan financial information, restated for the purposes of the Renault consolidation, for the period January 1 – December 31, 2006. The restatements include adjustments for harmonisation of accounting standards and the adjustments to fair value of assets and liabilities applied by Renault at the time of acquisitions in 1999 and 2002.

	(in billions of yen)	*(€ million)*[1]
2006 revenues	9,317	63,762
2006 net income[2]	622	4,259
Shareholders' equity at December 31, 2006	4,189	26,694
Balance sheet total at December 31, 2006	12,749	81,238

(1) Converted at the average exchange rate for 2006 i.e. 146 yen = 1 euro for income statement items, and at the December 31, 2006 rate i.e. 157 yen = 1 euro for balance sheet items.

(2) The net income reported does not include Renault's contribution to Nissan net income.


7

G – Hedging of the investment in Nissan

The investment in Nissan is hedged by operations with a total value at December 31, 2006 of 780 billion yen (€4,970 million), comprising 154 billion yen (€981 million) of private placements on the EMTN market and bonds issued directly in yen, and 626 billion yen (€3,989 million) of currency swaps. During 2006 these operations generated foreign exchange differences totalling €351 million net of tax, which were included in the Group's consolidated reserves (note 19-D).

Hedging transactions were increased by 317 billion yen (€2,169 million) in 2006.

H – Valuation of Renault's investment in Nissan at stock market prices

Based on the quoted price at December 31, 2006 of 1,433 yen per share, Renault's investment in Nissan is valued at €18,299 million (€17,241 million at December 31, 2005 based on the price of 1,195 yen per share, €15,986 million at December 31, 2004 based on the price of 1,114 yen per share).

I – Renault-Nissan cooperation

Renault and Nissan follow joint strategies for vehicle and part development, purchasing, and production and distribution resources.

The cooperation between the two groups principally takes the following forms:

Joint investments

Renault and Nissan share development costs and investments for gearbox and engine production for medium range vehicles. The two groups have been working together since March 2006 on development of a new V6 diesel engine.

In parallel to these projects, joint development and investment operations continued in 2006 for the production of a future SUV-type vehicle, and developments and investments are also being shared for production of Logan vehicles in Brazil.

Vehicle manufacturing

In Mexico, Nissan supplies Renault with assembly services for the Clio, and also assembles the Platina model (Nissan badged Clio sedans). Production totalled 46,000 units in 2006.

In Brazil, Renault supplies Nissan with assembly services for its Frontier pickup and X-Terra models (8,600 vehicles in 2006).

Since early 2006, Renault Samsung Motors has produced 39,000 Nissan-badged SM3 vehicles, purchased by Nissan for sale through its own network (mainly in Russia and the Middle East).

Concerning light commercial vehicles, Nissan produced 79,000 Trafic models at its Barcelona plant over the year. One quarter of these are sold through the Nissan network. Renault, meanwhile, produced 10,900 Nissan-badged Masters and Kangoos, purchased by Nissan for sale through its own network.

Part sales

In Europe, Renault supplies Nissan's Sunderland plant in the UK and Barcelona plant in Spain with gearboxes and engines produced at the plants in Cacia in Portugal, Valladolid in Spain and Cléon in France. These parts are used in Nissan's Micra, Almera, Tino and Primera. During the first half of 2006, Renault also began to supply gearboxes to Nissan for use in production of the Tiida at its plants in South Africa and Thailand.

In Mexico, Renault supplies engines and gearboxes to Nissan's Aguascalientes plant for the Clio and Platina.

In total Renault supplied 410,000 gearboxes and 160,000 engines during 2006.

In South Korea, Nissan supplies Renault Samsung Motors with parts and engines used in the SM3, SM5 and SM7.

In France, Nissan supplies Renault with engines for the Master and Mascott.

Renault also uses Nissan's V6 3.5-litre petrol engine for the Vel Satis and the Espace and Nissan pinions for the Megane.

Sales

Group Offices, run by Renault, have been set up at European level to facilitate exchanges of best practices for after-sales documentation and marketing studies.

At local level, local joint Group Offices, held and run by Renault, have been set up in four European countries: France, the UK, Spain and Italy. Front office operations remain separate for the two groups.

Eight single legal entities owned and run by Renault and occupying joint premises have been formed in Switzerland, the Netherlands, Germany, Austria, Slovenia, Croatia, Bulgaria and Portugal. However, the decision has been made with Nissan to discontinue this arrangement in 2007.

Similarly, Nissan markets Renault vehicles in Australia and the Gulf countries.

Finance

In Lausanne, Renault Finance acts as the Nissan group's counterparty in financial instruments trading to hedge foreign exchange, interest rate and commodity risks, in addition to its business for Renault. In this capacity, during 2006 it undertook foreign exchange transactions totalling approximately €16 billion on behalf of Nissan, particularly Nissan Europe. However, Nissan deposits with Renault Finance are always invested on the market, and cannot be used for to finance the Renault group.

Total figures for 2006

Total sales by Renault to Nissan and purchases by Renault from Nissan during 2006 amounted to an estimated €1,430 million and €1,350 million respectively.

The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in the Renault and Nissan financial statements, and therefore generate no financial exchanges between the two Groups.

14 – INVESTMENTS IN OTHER ASSOCIATES

Details of other investments in other associates are as follows:

- balance sheet value: €2,228 million at December 31, 2006 (€1,975 million at December 31, 2005 and €1,784 million at December 31, 2004);
- Renault's share in the net income of other associates: €389 million for 2006 (€322 million for 2005 and €234 million for 2004).

Most of these amounts relate to the investment in AB Volvo, accounted for under the equity method.



7

A – Changes in the value of Renault's investment in AB Volvo

(€ million)	Share in net assets	Net goodwill	Total
At December 31, 2004	**1,625**	**23**	**1,648**
2005 net income	308	-	308
Dividend distributed	(120)	-	(120)
Repurchase of AB Volvo own shares[1]	(18)	18	-
Translation adjustment and revaluation of financial instruments	(18)	-	(18)
At December 31, 2005	**1,777**	**41**	**1,818**
2006 net income	384	-	384
Dividend distributed	(158)	-	(158)
Repurchase of AB Volvo own shares	(2)	(1)	(3)
Translation adjustment and revaluation of financial instruments	44	2	46
At December 31, 2006	**2,045**	**42**	**2,087**

(1) This effect results from own share repurchase operations, followed by cancellation of some stock, undertaken by AB Volvo in 2005.

AB Volvo owned 4.9% of its own shares at December 31, 2006 (5.0% at December 31, 2005 and 7.1% at December 31, 2004). Renault's investment in AB Volvo thus stood at 21.8% at December 31, 2006, unchanged from December 31, 2005 (21.5% at December 31, 2004).

Based on AB Volvo's stock market share price of SEK 486.0 per A share and SEK 471.5 per B share at December 31, 2006, Renault's investment in AB Volvo is valued at €4,650 million (€3,493 million at December 31, 2005 based on the prices of SEK 364.5 per A share and SEK 374.5 per B share).

B – Changes in AB Volvo equity restated for the purposes of the Renault consolidation

(€ million)	December 31, 2005	Net income 2006	Dividends	Other changes	December 31, 2006
Shareholders' equity – AB Volvo share	8,362	1,758	(725)	218	9,613
Restatements for Renault group requirements	(227)	-	-	(9)	(236)
Net assets restated for Renault group requirements	8,135	1,758	(725)	209	9,377
Renault's share in the net assets of AB Volvo	1,777	384	(158)	42	2,045

The restatements applied for Renault group requirements mainly concern cancellation of goodwill booked in AB Volvo's accounts when AB Volvo was acquired by Renault.

C – AB Volvo financial information under IFRS

AB Volvo financial information for 2006 established under IFRS, as published by AB Volvo, is summarised as follows:

	(in millions of SEK)	*(€ million)*[1]
2006 revenues	248,135	26,832
2006 net income	16,318	1,765
Shareholders' equity at December 31, 2006	87,188	9,644
Balance sheet total at December 31, 2006	258,159	28,556

(1) Converted at the average exchange rate for 2006 i.e. SEK 9.25 = 1 euro for income statement items, and at the December 31, 2006 rate i.e. SEK 9.04 = 1 euro for balance sheet items.

15 – INVENTORIES

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Raw materials and supplies	1,052	1,052	957
Work-in-progress	370	420	332
Finished products	3,892	4,390	3,853
Inventories, net	**5,314**	**5,862**	**5,142**
Inventories, gross	*5,790*	*6,330*	*5,632*
Impairment	*(476)*	*(468)*	*(490)*

16 – SALES FINANCING RECEIVABLES

A – Sales financing receivables by nature

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Dealership receivables	4,503	4,673	4,338
Financing for end-users	12,222	12,207	11,847
Leasing and similar operations	4,347	4,498	4,229
Gross value	**21,072**	**21,378**	**20,414**
Impairment	(712)	(678)	(607)
Net value	**20,360**	**20,700**	**19,807**


7

Receivable securitisation operations undertaken in 2003, 2005 and 2006, initially totalling €5,727 million, did not lead to derecognition of the receivables assigned, as all risks were retained by the Group.

B – Sales financing receivables by maturity

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Within one year	10,929	10,902	10,133
After one year	9,431	9,798	9,674
TOTAL	**20,360**	**20,700**	**19,807**

17 – AUTOMOBILE RECEIVABLES

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Gross value	2,221	2,176	1,979
Impairment	(119)	(121)	(101)
AUTOMOBILE RECEIVABLES, NET	**2,102**	**2,055**	**1,878**

These receivables do not include accounts receivable from dealers, in France and certain other European countries, when they are assigned to the Group's sales financing companies together with the risk of non-recovery. Receivables transferred in this way are included in sales financing receivables. If the risk is not transferred, these items remain in Automobile receivables even though, from a legal point of view, the receivable itself has been assigned.

18 – OTHER CURRENT ASSETS

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Prepaid expenses	148	120	183
Tax receivables	910	874	861
Other receivables	717	1,160	1,008
Derivatives on operating transactions[1] (note 27)	268	259	346
OTHER CURRENT ASSETS	**2,043**	**2,413**	**2,398**
Gross value	*2,062*	*2,437*	*2,430*
Impairment	*(19)*	*(24)*	*(32)*

(1) Including €186 million for derivatives on financing operations of the Sales financing division in 2006 (€177 million in 2005 and €346 million in 2004).

19 – SHAREHOLDERS' EQUITY

A – Share capital

The total number of ordinary shares issued and fully paid-up at December 31, 2006 was 284,937 thousand, with par value of €3.81 per share (the total number and par value are unchanged from December 31, 2005).

Treasury shares do not bear dividends. They accounted for 2.70% of Renault's share capital at December 31, 2006 (3.35% at December 31, 2005 and 3.82% at December 31, 2004).

B – Renault treasury shares

In accordance with decisions approved at General Shareholders' Meetings, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans awarded to Group managers and executives.

	December 31, 2006	December 31, 2005	December 31, 2004
Total value of treasury shares *(€ million)*	373	456	508
Total number of treasury shares	7,681,580	9,539,964	10,880,990

C – Distributions

At the General and Extraordinary Shareholders' Meeting of May 4, 2006, it was decided to distribute €2.40 per share or €664 million in dividends (compared to €1.80 per share or €494 million in 2005).

After elimination of dividends received by Nissan in proportion to Renault's interest in Nissan, the dividend distribution recorded in shareholders' equity amounted to €617 million in 2006 (€459 million in 2005 et €357 million in 2004).

A proposal of €3.10 per share dividend (€859 million) will be subject to the decision of the Annual General Meeting of May 2, 2007.

D – Translation adjustment

The change in translation adjustment over the year is as follows:

(€ million)	2006	2005	2004
Change in translation adjustment on the value of the investment in Nissan (note 13-C)	(1,193)	622	(337)
Impact, net of tax, of partial hedging of the investment in Nissan (note 13-G)	351	(10)	74
TOTAL CHANGE IN TRANSLATION ADJUSTMENT RELATED TO NISSAN	**(842)**	**612**	**(263)**
Other changes in translation adjustment	17	166	47
TOTAL CHANGE IN TRANSLATION ADJUSTMENT	**(825)**	**778**	**(216)**

The impact of the translation of Nissan's financial statements, after adjustment for the partial hedging operations concerning the portion of Nissan's shareholders' equity expressed in yen, mainly relates to translation by Renault of Nissan's North American and Mexican subsidiaries' shareholders' equity.

E – Stock option and free share attribution plans

Since October 1996, the Board of Directors has periodically granted stock options to Group executives and managers, with prices and exercise periods specific to each plan.

In 2006, a stock option plan and a share attribution plan were introduced as part of the Renault Commitment 2009 growth plan, and two share susbscription plan were also introduced for 2006 and 2007. Compared to plans awarded in previous years, these plans include new performance conditions which determine the number of options or free shares granted to beneficiaries.

CHANGES IN THE NUMBER OF STOCK OPTIONS HELD BY PERSONNEL

	2006			2005		
	Quantity	Weighted average exercise price (€)	Weighted average share price at grant and exercise dates (€)	Quantity	Weighted average exercise price (€)	Weighted average share price at grant and exercise dates (€)
Outstanding at January 1	13,299,707	54		**12,985,340**	**51**	
Granted	5,096,400	89	88	1,631,093	73	72
Exercised	(1,856,473)	46	86	(1,302,726)	41	71
Expired	-	-	-	(14,000)	52	69
Outstanding at December 31	16,539,634	66		**13,299,707**	**54**	

OPTIONS AND FREE SHARE ATTRIBUTION RIGHTS YET TO BE EXERCISED AT DECEMBER 31, 2006

No. plan	Type of plan	Grant date	Exercise price (€)	Outstanding	Exercise period
Plan 1	Stock purchase options	October 22, 1996	17.57	0	October 23, 1999 - October 21, 2006
Plan 2	Stock purchase options	October 28, 1997	24.89	48,322	October 29, 2002 - October 27, 2007
Plan 3	Stock purchase options	October 27, 1998	32.13	444,251	October 28, 2003 - October 26, 2008
Plan 4	Stock purchase options	March 16, 1999	40.82	220,000	March 17, 2004 - March 15, 2009
Plan 5	Stock purchase options	October 19, 1999	50.94	548,930	October 20, 2004 - October 18, 2009
Plan 6	Stock purchase options	September 7, 2000 and October 24, 2000	49.27 49.57	854,316	September 8, 2005 - September 6, 2010 October 25, 2005 - October 23, 2010
Plan 7	Stock purchase options	December 18, 2001	48.97	1,658,972	December 19, 2006 - December 17, 2011
Plan 8	Stock purchase options	September 5, 2002	49.21	1,985,700	September 6, 2007 - September 4, 2012
Plan 9	Stock purchase options	September 8, 2003	53.36	1,912,000	September 9, 2007 - September 7, 2011
Plan 10	Stock subscription options	September 14, 2004	66.03	2,139,650	September 15, 2008 - September 13, 2012
Plan 11	Stock subscription options	September 13, 2005	72.98	1,631,093	September 14, 2009 - September 12, 2013
Plan 12	Stock subscription options	May 4, 2006 and May 12, 2006 and June 30, 2006	87.98	1,674,700	May 5, 2010 - May 5, 2014
Plan 13	Stock subscription options	May 4, 2006 and May 12, 2006 and July 17, 2006	87.98	2,741,700	May 5, 2010 - May 5, 2014
Plan 13 bis	Attribution of free shares	May 12, 2006 and July 17, 2006	-	1,379,000	May 5, 2012[1]
Plan 14[2]	Stock subscription options	December 5, 2006	93.86	680,000	December 6, 2010 - December 4, 2014

(1) The free shares will be delivered to employees on May 5, 2010, and must be held a minimum of two years before resale.

(2) At December 31, 2006, in plan 14, 680,000 options had been granted of the total 1,834,300 authorised by the General Shareholders' Meeting at December 31, 2006.

F - Share-based payments

Share-based payments exclusively concern stock options and free shares awarded to personnel.

Plan values

The options awarded under these plans only become vested after a period of five years for plans 1 to 8, and four years for plans 9 to 14. For stock option plans, the exercise period then covers five years for plans 1 to 8 and four years for plans 9 to 14. Loss of the benefit of these options follows the applicable regulations: all options are forfeited in the event of resignation, and a decision is made for each individual case when an employee leaves at the company's instigation.

The valuation method follows a suitable binomial mathematical model, with exercise of the options anticipated and spread over the exercise period on a straight-line basis. The volatility factor applied is implicit volatility at the grant date. The dividend used is determined by reference to the dividend payout schedule contained in the Renault Commitment 2009 plan.





7

The plans have been valued as follows:

No. Plan	Initial value (000s of €)	Unit fair value	Expense for 2006 (€ million)	Expense for 2005 (€ million)	Expense for 2004 (€ million)	Share price at grant date (€)	Volatility	Interest rate	Exercise price (€)	Duration of option(1)	Dividend per share (€)
Plan 9	32,820	18.15	(8)	(8)	(8)	55.40	33.0%	3.79%	53.36	4-8 yrs	1.15
Plan 10	39,870	19.75	(9)	(9)	(3)	69.05	27.0%	3.71%	66.03	4-8 yrs	1.40
Plan 11	22,480	14.65	(8)	(1)	-	72.45	23.5%	2.68%	72.98	4-8 yrs	1.80
Plan 12(2)	17,324	15.42	(3)	-	-	87.05	28.1%	3.90%	87.98	4-8 yrs	2.40 to 4.50
Plan 13(2)	36,634	15.59	(5)	-	-	87.82	27.2%	3.85%	87.98	4-8 yrs	2.40 to 4.50
Plan 13 bis(2)	74,666	69.86	(8)	-	-	83.71	N/A	3.83%	N/A	N/A	2.40 to 4.50
Plan 14	8,465	12.45	-	-	-	89.90	26.4%	3.63%	93.86	4-8 yrs	2.40 to 4.50
TOTAL	**232,259**		**(41)**	**(18)**	**(11)**						

(1) Period during which the option is not considered vested for tax purposes.

(2) For these plans, options or free share attribution rights have been awarded at different dates within the stated period. The information reported may correspond to weighted averages based on quantities awarded per grant date.

20 – PROVISIONS

A – Provisions at December 31

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Provisions (other than provisions for pension and other long-term employee obligations)	1,743	2,093	2,221
Provisions for restructuring and workforce adjustment costs	*445*	*435*	*580*
Provisions for warranty costs	*735*	*945*	*738*
Provisions for tax risks and litigation	*222*	*237*	*348*
Other provisions	*341*	*476*	*555*
Provisions for pension and other long-term employee benefit obligations	942	925	855
TOTAL PROVISIONS	**2,685**	**3,018**	**3,076**
Provisions – long-term	*1,632*	*1,754*	*2,166*
Provision – short-term	*1,053*	*1,264*	*910*

All known litigation in which Renault or Group companies are involved is examined at each closing. After seeking the opinion of legal advisors, any provisions deemed necessary are set aside to cover the estimated risk.

B – Changes in provisions (other than provisions for pension and other long-term employee obligations)

(€ million)	Restructuring provisions	Warranty provisions	Tax risks and litigation provisions	Other provisions	Total
At December 31, 2004	**580**	**738**	**348**	**555**	**2,221**
Increases	40	828	90	260	1,218
Reversals of provisions for application	(179)	(648)	(141)	(148)	(1,116)
Reversals of unused balance of provisions	(6)	-	(71)	(113)	(190)
Changes in scope of consolidation	-	7	-	2	9
Translation adjustments and other changes	-	20	11	(80)	(49)
At December 31, 2005	**435**	**945**	**237**	**476**	**2,093**
Increases	187	649	89	128	1,053
Reversals of provisions for application	(178)	(817)	(65)	(134)	(1,194)
Reversals of unused balance of provisions	(22)	(48)	(32)	(76)	(178)
Changes in scope of consolidation	-	-	1	(4)	(3)
Translation adjustments and other changes	23	6	(8)	(49)	(28)
At December 31, 2006	**445**	**735**	**222**	**341**	**1,743**

Reversal of unused balances mainly result from changes in the assumptions used to estimate the original provision.

At December 31, 2006, other provisions included €81 million of provisions established in application of environmental regulations (€115 million at December 31, 2005). These provisions principally concern environmental compliance costs for industrial land that the Group intends to sell (particularly on the Boulogne-Billancourt site) and expenses related to the E.U. directive on end-of-life vehicles (note 31-B1). In 2006, €8 million were allocated to these provisions, and €36 million were reversed without application.

As greenhouse gas emissions were lower than the Group's allocated quotas, no associated provisions were booked at December 31, 2006.

C – Provisions for pensions and other long-term employee benefit obligations

C1 – Pension and benefit plans

Pensions and other long-term employee benefit obligations essentially concern current employees.

These benefits are covered either by contributions to defined-contribution plans or by defined-benefit plans.

Defined-contribution plans

The Group makes earnings-related payments, in accordance with local custom, to the national organisations responsible for paying pensions and similar financial benefits. There is no actuarial liability concerning these pension arrangements.

The total expense for defined-contribution plans is approximately €500 million in both 2006 and 2005.

Defined-benefit plans

Provisions are established for this type of plan, mainly concerning indemnities payable upon retirement, but also covering:

- other payments upon retirement and supplementary pensions;
- other long-term benefits, chiefly long-service awards and flexible holiday entitlements;
- healthcare expense coverage.

Defined-benefit plans are sometimes covered by funds which are valued anually based on market value. The value of fund assets, if any, is deducted from the corresponding liability. In view of the amounts involved (€363 million at December 31, 2006), the Group's exposure to risk resulting from changes in these fund asset values is low.

C2 – Actuarial assumptions

The main actuarial assumptions used for the companies in France, the country accounting for most of the Group's obligations, are the following:

Retirement age	60 to 65
Salary increase	3%
Discount rate[1]	4.4%

(1) The rate most frequently used to value the Group's obligations in France is 4.4% (4.0% for 2005). However, the rate varies between companies depending on the maturities of obligations.

C3 – Summary

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Present value of obligations	1,507	1,287	1,097
Fair value of fund assets	(363)	(247)	(230)
Actuarial gains and losses on obligations	(242)	(138)	(30)
Actuarial gains and losses on fund assets	27	8	-

C4 – Provisions for pension and other long-term employee benefit obligations (at December 31)

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
French companies	766	757	707
Foreign companies	176	168	148
TOTAL	942	925	855


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C5 – Change in the provisions for pension and other long-term employee benefit obligations

(€ million)	Obligations	Fund assets	Obligations net of fund assets	Acturial gain (losses)	Past service costs	Balance sheet provision
Balance at December 31, 2005	**1,287**	**(247)**	**1,040**	**(130)**	**15**	**925**
Net expense for the year 2006 (note 20-C6)	131	(15)	116	-	(2)	114
Benefits paid and contribution to funds	(63)	(28)	(91)	-	-	(91)
Unrecorded acturial gains (losses)	102	(19)	83	(83)	-	-
Unrecorded past service cost	-	-	-	-	-	-
Translation adjustments	2	(3)	(1)	-	-	(1)
Change in scope of consolidation and other	48	(51)	(3)	(2)	-	(5)
Balance at December 31, 2006	**1,507**	**(363)**	**1,144**	**(215)**	**13**	**942**

The increase in actuarial losses in 2006 is principally attributable to the French companies, largely as a result of the French law on Social Security financing for 2007 which was published in France's Official Gazette on December 22, 2006. This law subjects retirement bonuses to Social Security charges when the employee leaves the company at his own initiative. While the Group has not modified the way it manages retirements, the effects of this law have been taken into consideration in its actuarial parameters.



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C6 – Net expense for the year

(€ million)	2006	2005	2004
Current service cost	86	97	65
Cost of unwinding the discount	43	40	41
Expected return on fund assets	(15)	(6)	(9)
Net expense for the year	**114**	**131**	**97**

C7 – Reconciliation of the value of the obligations and the provisions

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Actuarial value of obligations not covered by funds	1,021	944	799
Actuarial value of obligations covered by funds	486	343	298
Value of fund assets (note 20-C5)	(363)	(247)	(230)
Obligations net of fund assets	**1,144**	**1,040**	**867**
Unrecorded actuarial gains (losses)	(215)	(130)	(30)
Unrecorded past service costs	13	15	18
Provisions for pension and other long-term employee benefit obligations	**942**	**925**	**855**

C8 – Breakdown of fund assets

(€ million)	December 31, 2006	December 31, 2005
Equities	229	176
Bonds	126	58
Other	8	13
TOTAL FUND ASSETS	**363**	**247**

The current best estimate for contributions payable in 2007 is €20 million.

21 – OTHER CURRENT LIABILITIES

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Tax liabilities (excluding current taxes)	496	431	642
Social liabilities	1,505	1,403	1,410
Other liabilities	3,894	3,984	3,720
Deferred income	414	276	272
Derivative on operating transactions (note 27)	30	13	-
TOTAL	**6,339**	**6,107**	**6,044**

7.2.6.4 Financial assets and liabilities

22 – FINANCIAL ASSETS

(€ million)	December 31, 2006		December 31, 2005		December 31, 2004	
	Non-current	Current	Non-current	Current	Non-current	Current
Investments in non-controlled entities	36	-	100	-	234	-
Other securities	1	312	1	469	36	404
Loans	78	1,575	87	1,141	107	888
Derivative assets on financing operations by the Automobile division (note 27)	448	342	389	261	319	106
TOTAL	**563**	**2,229**	**577**	**1,871**	**696**	**1,398**
Gross value	*600*	*2,230*	*625*	*1,872*	*768*	*1,407*
Impairment	*(37)*	*(1)*	*(48)*	*(1)*	*(72)*	*(9)*

Investments in non-controlled entities are considered as available-for-sale instruments.

The current portion of other securities corresponds to securities that cannot be classified as cash equivalents. At December 31, 2006, it includes instruments held for trading and available-for-sale instruments totaling €138 million and €174 million respectively (compared to €190 million and €279 million respectively at December 31, 2005). The change in the current portion of other available-for-sale marketable securities mainly results from the sale of Scania shares during 2006.

Loans essentially comprise short-term investments of Automobile division cash surpluses with financial institutions.

23 – CASH AND CASH EQUIVALENTS

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Cash equivalents	1,694	2,550	127
Cash on hand and bank deposits	4,316	3,601	5,394
TOTAL	6,010	6,151	5,521



24 – FINANCIAL LIABILITIES AND SALES FINANCING DEBTS

A – Breakdown by nature

(€ million)	December 31, 2006			December 31, 2005			December 31, 2004		
	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Renault SA redeemable shares	749	-	749	718	-	718	447	-	447
Bonds	3,575	618	4,193	3,415	1,084	4,499	4,140	493	4,633
Other debts represented by a certificate	-	-	-	-	46	46	-	48	48
Borrowings from credit institutions	346	1,508	1,854	1,063	584	1,647	524	858	1,382
Other interest-bearing borrowings	310	1,397	1,707	267	626	893	205	1,008	1,213
Financial liabilities of the Automobile division (excluding derivatives)	*4,980*	*3,523*	*8,503*	*5,463*	*2,340*	*7,803*	*5,316*	*2,407*	*7,723*
Derivative liabilities on financing operations of the Automobile division	179	192	371	171	207	378	73	40	113
Total financial liabilities of the Automobile division (note 24-B1)	**5,159**	**3,715**	**8,874**	**5,634**	**2,547**	**8,181**	**5,389**	**2,447**	**7,836**
Diac redeemable shares	19	-	19	15	-	15	15	-	15
Bonds	-	2,989	2,989	-	3,866	3,866	-	4,938	4,938
Other debts represented by a certificate	252	13,581	13,833	252	13,655	13,907		11,433	11,433
Borrowings from credit institutions	-	4,401	4,401	-	4,652	4,652	-	3,952	3,952
Other interest-bearing borrowings	-	124	124	-	75	75	-	47	47
Total financial liabilities and debts of the Sales financing division (excluding derivatives)	*271*	*21,095*	*21,366*	*267*	*22,248*	*22,515*	*15*	*20,370*	*20,385*
Derivative liabilities on financing operations of the Sales financing division	-	117	117	-	179	179	-	259	259
Financial liabilities and debts of the Sales financing division (note 24-B2)	**271**	**21,212**	**21,483**	**267**	**22,427**	**22,694**	**15**	**20,629**	**20,644**
TOTAL FINANCIAL LIABILITIES AND DEBTS OF THE SALES FINANCING DIVISION	**5,430**	**24,927**	**30,357**	**5,901**	**24,974**	**30,875**	**5,404**	**23,076**	**28,480**

Redeemable shares

The redeemable shares issued in October 1983 and April 1984 by Renault SA are subordinated perpetual shares. They earn a minimum annual return of 9% comprising a fixed portion (6.75%) and a variable portion that depends on consolidated revenues and is calculated based on identical Group structure and methods. The return on redeemable shares, amounting to €17 million for 2006 (€17 million in 2005 and €24 million in 2004), is included in interest expenses. These shares are listed on the Paris Stock Exchange, and traded for €900.5 at December 31, 2005 and €940 at December 31, 2006 for par value of €153, leading to a corresponding €31 million adjustment to the fair value of redeemable shares recorded in other financial expenses (note 8-B).

The return on Diac redeemable shares issued in 1985 comprises a fixed portion equal to the Annual Monetary Rate, and a variable portion calculated by multiplying an amount equal to 40% of the Annual Monetary Rate by the rate of increase in net consolidated profit of the Diac sub-group compared to the prior year.

Changes in bonds

In 2006, Renault SA redeemed bonds issued in 1999, 2001, and 2003 for a total of €928 million, and undertook three new bond issues for a total of €851 million maturing in 2011, 2013 and 2014.

RCI Banque also redeemed bonds for a total of €874 million in 2006, and issued two new bonds for a total of €18 million maturing in 2007 and 2008.

Credit lines

At December 31, 2006 the Renault group's open credit lines with banks amounted to the equivalent of €10,442 million in various currencies (€10,895 million in 2005), with maturities extending to 2011. The short-term portion amounted to €3,442 million at December 31, 2006 (€2,848 million in 2005). A total of €48 million of these credit lines was in use at December 31, 2006 (€262 million at December 31, 2005).


7

B – Breakdown by maturity

B1 – Financial liabilities of the Automobile division

(€ million)	Total	-1 yr	1-2 yrs	2-3 yrs	3-4 yrs	4-5 yrs	+5 yrs
							December 31, 2006
Bonds issued by Renault SA (by issue date)							
2000	500	500	-	-	-	-	-
2002	1,014	-	-	1,014	-	-	-
2003	1,228	-	388	-	771	-	69
2004	365	80	-	235	-	50	-
2005	224	-	-	-	160	-	64
2006	831	-	-	-	-	318	513
Accrued interest, expenses and premiums	31	38	-	(2)	(2)	-	(3)
TOTAL BONDS	**4,193**	**618**	**388**	**1,247**	**929**	**368**	**643**
Other debts represented by a certificate	-	-	-	-	-	-	-
Borrowings from credit institutions	1,854	1,508	171	105	6	8	56
Other interest-bearing borrowings	1,707	1,397	85	13	19	25	168
TOTAL	**7,754**	**3,523**	**644**	**1,365**	**954**	**401**	**867**
Redeemable shares	749						
Derivative liabilities on financing operations	371						
TOTAL FINANCIAL LIABILITIES	**8,874**						

B2 – Financial liabilities of the Sales financing division and sales financing debts

(€ million)	Total	-1 yr	1-2 yrs	2-3 yrs	3-4 yrs	4-5 yrs	+5 yrs
							December 31, 2006
Bonds issued by RCI Banque (year of issue)							
1997	237	-	-	237	-	-	-
2002	675	-	675	-	-	-	-
2003	962	-	962	-	-	-	-
2004	1,057	-	-	1,057	-	-	-
2006	18	10	8	-	-	-	-
Accrued interest, expenses and premiums	40	49	(7)	(2)	-	-	-
TOTAL BONDS	**2,989**	**59**	**1,638**	**1,292**	-	-	-
Other debts represented by a certificate	13,833	7,814	1,496	447	1,312	2,468	296
Borrowings from credit institutions	4,401	2,543	638	448	298	464	10
Other interest-bearing borrowings	124	124	-	-	-	-	-
TOTAL	**21,347**	**10,540**	**3,772**	**2,187**	**1,610**	**2,932**	**306**
Redeemable shares	19						
Derivative liabilities on financing operations	117						
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS	**21,483**						

C – Breakdown by currency

(€ million)	December 31, 2006		December 31, 2005		December 31, 2004	
	Before derivatives	After derivatives	Before derivatives	After derivatives	Before derivatives	After derivatives
Euro	25,733	24,258	26,559	24,565	25,269	22,999
Yen	1,078	2,507	1,527	3,321	1,318	3,369
Other	3,058	3,104	2,232	2,432	1,521	1,740
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS (EXCLUDING DERIVATIVES)	**29,869**	**29,869**	**30,318**	**30,318**	**28,108**	**28,108**



D - Breakdown by interest rate

Effective interest rates

	December 31, 2006			December 31, 2005		
		Effective interest rates			Effective interest rates	
(€ million)	Balance[1]	Before derivatives	After derivatives	Balance[1]	Before derivatives	After derivatives
1996	-	-	-	307	6.61	2.55
1997	237	6.48	3.84	234	6.55	2.60
1998	-	-	-	-	-	-
1999	-	-	-	500	5.29	1.96
2000	500	6.53	2.88	500	6.53	2.88
2001	-	-	-	601	1.96	1.96
2002	1,689	5.48	5.61	1,717	5.16	4.58
2003	2,190	3.92	3.09	2,665	3.56	2.79
2004	1,422	3.79	3.72	1,497	2.68	2.42
2005	224	1.29	1.29	252	1.29	1.29
2006	849	3.70	3.46	-	-	-
Accrued interest, expenses and premiums	71	-	-	92	-	-
Total bonds issued by Renault SA and RCI Banque (by issue date)	7,182	4.42	3.81	**8,365**	**4.03**	**2.93**
Other debts represented by a certificate	13,833	3.88	3.89	**13,953**	**2.63**	**2.70**
Borrowings from credit institutions	6,255	3.99	4.03	**6,299**	**3.04**	**3.25**
Other interest-bearing borrowings	1,831	4.56	4.56	**968**	**5.22**	**5.22**
Redeemable shares	768	13.51	13.51	**733**	**13.27**	**13.27**
TOTAL FINANCIAL LIABILITIES AND SALES FINANCING DEBTS (EXCLUDING DERIVATIVES)	29,869	4.32	4.19	**30,318**	**3.22**	**3.32**

(1) Excluding derivative liabilities on financing operations.

Breakdown by type of interest rate

(€ million)	December 31, 2006 After derivatives	December 31, 2005 After derivatives	December 31, 2004 After derivatives
Fixed rate	13,322	10,656	10,757
Floating rate	16,547	19,662	17,351
TOTAL FINANCIAL LIABILITIES, SALES FINANCING DEBTS (EXCLUDING DERIVATIVES)	29,869	**30,318**	**28,108**

25 - MANAGEMENT OF FINANCIAL RISKS

A - Foreign exchange risks

The Automobile division is exposed to foreign exchange risks in the course of its industrial and commercial business. These risks are monitored and centralised by Renault's Cash and Financing department.

It is Renault's general policy not to hedge operating cash flows in foreign currencies.

Subsidiaries' financing cash flows in foreign currencies are hedged in the same currencies when they are managed by Renault SA.

Equity investments are not hedged, except for the portion of Nissan's shareholders' equity expressed in yen, totalling 780 billion yen at December 31, 2006 (note 13-G).

Renault Finance may undertake operations unrelated to operating cash flows on its own behalf, primarily to maintain the Group's expertise on the financial markets. This has no significant impact on Renault's consolidated results.

The Sales financing division has low exposure to foreign exchange risks since its policy is to provide refinancing for subsidiaries in their own currencies.

B - Interest rate risk

The Renault group's exposure to interest rate risk mainly concerns the sales financing business of RCI Banque and its subsidiaries. Customer loans are generally issued at fixed interest rates, for durations of between 12 and 72 months.

Interest rate risk is monitored using a methodology common to the entire RCI group, to allow overall management of interest rate risks at consolidated group level. Exposure is assessed daily and hedging is systematic. The objective for each subsidiary is to hedge all risks in order to protect the sales margin.

The Automobile division's interest rate risk management policy applies two basic principles: long-term investments use fixed-rate financing, and investments for cash reserves use variable-rate financing. The financing in yen undertaken as part of the hedge of Nissan equity is fixed-rate, over terms varying from 1 month to 7 years.


7

In addition, Renault Finance carries out interest rate transactions on its own behalf, within strictly defined risk limits. This arbitrage activity has no significant impact on Renault's consolidated net income.

C – Counterparty risk

The Group only does business on the financial and banking markets with quality counterparties, and is not subject to any significant risk concentration.

The various Group entities' counterparty risk is managed using a scoring system, based principally on their long-term credit rating and equity level. For Group companies with significant exposure, compliance with authorised limits is monitored on a daily basis under strict internal control procedures.

D – Liquidity risk

The Automobile division is financed *via* the capital markets, through:

- long-term resources (bond issues, private placements, etc.);
- short-term bank loans or commercial paper issues;
- a receivable securitisation programme by RCI Banque.

These financing arrangements are secured by confirmed "evergreen" or permanently renewable credit agreements. The documentation for these credit facilities contains no clause that might adversely affect credit availability as a result of a change in Renault's credit rating.

At all times, RCI Banque thus has sufficient financial resources at its disposal to guarantee continuity of business without calling on the Automobile division, in compliance with strict internal standards.

E – Commodity risk

Renault's Purchases department hedges part of its commodity risks using financial instruments such as forward purchase contracts, purchase options and tunnel contracts. These hedges concern physical purchasing operations required by the factories, and are subject to volume and time constraints. The Group does not take any speculative positions on metals.

At December 31, 2006, outstanding commodity hedges concerned certain purchases of copper, aluminium and platinum. These transactions are not currently classified as hedges and the change in their fair value is therefore included in the operating margin reported in the income statement.

26 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts on the balance sheet and the estimated fair values of the Group's financial instruments are as follows:

	December 31, 2006		December 31, 2005		December 31, 2004	
(€ million)	Balance sheet value	Fair value	Balance sheet value	Fair value	Balance sheet value	Fair value
ASSETS						
Non-current financial assets	563	559	577	573	696	687
Sales financing receivables	20,360	20,329	20,700	20,820	19,807	19,898
Automobile receivables	2,102	2,102	2,055	2,055	1,878	1,878
Current financial assets	2,229	2,229	1,871	1,871	1,398	1,398
LIABILITIES						
Non-current financial liabilities	5,430	5,525	5,901	6,098	5,404	5,737
Current financial liabilities	3,716	3,692	2,547	2,518	2,447	2,372
Sales financing debts	21,212	21,296	22,427	22,504	20,629	20,740
Trade payables	7,384	7,384	7,788	7,788	7,234	7,234

Estimated fair values are based on information available on the markets and arrived at using valuation methods appropriate to the types of instrument in question. However, the methods and assumptions used are by nature theoretical, and judgment plays a major role in interpreting market data. Adopting different assumptions and/or pricing methods could therefore have a significant impact on the values estimated.

Fair values have been determined on the basis of information available at the end of the year and do not therefore take account of subsequent movements.

In general, when the financial instrument is listed on an active and liquid market, the last listed price is used to calculate the market value. For unlisted instruments, market value is determined based on recognised valuation models that refer to observable market parameters. If Renault has no valuation tools, particularly for complex products, valuation is carried out by quality financial institutions.

The main assumptions and valuation methods are as follows:

- securities: the fair value of securities is determined mainly by reference to market prices;
- loans: for loans with an original maturity of less than three months and for floating-rate loans, the value recorded on the balance sheet is considered to be the fair value. Other fixed-rate loans have been measured by discounting future cash flows using the rates offered to Renault at December 31, 2006, and December 31, 2005 for loans with similar conditions and maturities;
- sales financing receivables: fixed-rate sales financing receivables have been estimated by discounting future cash flows at rates that would be applicable to similar loans (conditions, maturity and debtor quality) as at December 31, 2006, and December 31, 2005;
- financial liabilities and sales financing debts: the fair value has been determined by discounting future cash flows at the rates offered to Renault at December 31, 2006 and December 31, 2005 for borrowings with similar conditions and maturities. For sales financing debts evidenced by securities issued with a life of less than 90 days, the value recorded on the balance sheet is considered the fair value.

27 – FAIR VALUE OF DERIVATIVES

The fair value of derivatives is their balance sheet value.

	December 31, 2006				December 31, 2005				December 31, 2004			
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities	
(€ million)	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Fair value hedges	-	-	-	-	-	-	-	-	-	1	-	1
Hedge of the net investment in Nissan	193	139	-	-	103	53	-	-	165	22	-	-
Derivatives not designated as hedges	-	104	-	90	-	85	-	87	-	51	2	36
Total foreign exchange risk on financing operations	**193**	**243**	**-**	**90**	**103**	**138**	**-**	**87**	**165**	**74**	**2**	**37**
Cash flow hedges	25	123	5	57	25	23	12	109	3	28	19	178
Fair value hedges	29	8	7	12	53	61	13	16	31	242	19	6
Derivatives not designated as hedges	201	154	167	150	208	216	146	174	120	108	33	78
Total interest rate risk	**255**	**285**	**179**	**219**	**286**	**300**	**171**	**299**	**154**	**378**	**71**	**262**
Total derivatives on financing operations[(1)]	**448**	**528**	**179**	**309**	**389**	**438**	**171**	**386**	**319**	**452**	**73**	**299**

(1) Current derivative assets on financing operations are classified partly as current financial assets for €342 million in 2006 (€261 million in 2005, €106 million in 2004) and partly as other current assets €186 million in 2006 (€177 million in 2005, €346 million in 2004).

	December 31, 2006				December 31, 2005				December 31, 2004			
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities	
(€ million)	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Cash flow hedges	-	-	-	-	-	-	-	6	-	-	-	-
Total foreign exchange risk on operating transactions	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**6**	**-**	**-**	**-**	**-**
Derivatives not designated as hedges	-	82	-	30	-	82	-	7	-	-	-	-
Total commodity risk	**-**	**82**	**-**	**30**	**-**	**82**	**-**	**7**	**-**	**-**	**-**	**-**
Total derivatives on operating transactions	**-**	**82**	**-**	**30**	**-**	**82**	**-**	**13**	**-**	**-**	**-**	**-**

The specialist subsidiary Renault Finance handles the Automobile division's short-term interbank investments. It is also Nissan's counterparty in derivatives trading to hedge exchange, interest rate and commodity risks.

The fair values of derivatives reported in the Group's consolidated balance sheet assets and liabilities mainly relate to Renault Finance's business conducted on its own behalf and its transactions with Nissan.



28 – MATURITIES OF DERIVATIVES

(€ million)	December 31, 2006 Nominal	-1 yr	1-5 years	+5 yrs	December 31, 2005 Nominal	-1 yr	1-5 years	+5 yrs	December 31, 2004 Nominal	-1 yr	1-5 years	+5 yrs
DERIVATIVES ON FINANCING OPERATIONS												
Foreign exchange risk												
Currency swaps - purchases	2,438	669	1,715	54	2,488	840	1,597	51	3,022	534	1,712	776
Currency swaps - sales	2,357	555	1,748	54	2,640	893	1,696	51	2,842	519	1,580	743
Forward purchases	11,508	11,508	-	-	12,991	12,991	-	-	14,456	14,456	-	-
Forward sales	11,461	11,461	-	-	12,983	12,983	-	-	14,428	14,428	-	-
Interest rate risk												
Interest rate swaps	67,947	25,264	41,780	903	69,558	21,260	47,723	575	63,564	22,913	37,343	3,308
FRAs	3,914	3,698	216	-	-	-	-	-				
Other interest rate hedging instruments					517	292	225	-				
DERIVATIVES ON OPERATING TRANSACTIONS												
Foreign exchange risk												
Forward purchases					106	104	2	-				
Commodity risk												
Forward purchases	177	177	-	-	222	111	111	-				
Forward sales	229	229	-	-	118	59	59	-				

7.2.6.5 Cash flows and other information

29 – CASH FLOWS

A – Other unrealised income and expenses

(€ million)	2006	2005	2004
Net allocation to long-term provisions	367	210	220
Net effects of sales financing credit losses	14	167	155
Net gain (loss) on asset disposals	(188)	(194)	(104)
Repurchase of redeemable shares	-	-	121
Change in fair value of redeemable shares	34	271	170
Change in fair value of other financial instruments	40	(93)	30
Deferred taxes	(86)	26	95
Other	12	6	61
Other unrealised income and expenses	**193**	**393**	**748**

B – Change in working capital

(€ million)	2006	2005	2004
Decrease (increase) in net inventories	656	(496)	(116)
Decrease (increase) in Automobile receivables	51	(88)	161
Decrease (increase) in other assets	190	(256)	59
Increase (decrease) in trade payables	(522)	364	53
Increase (decrease) in other liabilities	(684)	(127)	270
Decrease (increase) in working capital	**(309)**	**(603)**	**427**


7

C – Cash flows from investing activities

(€ million)	2006	2005	2004
Purchases of intangible assets (note 11-B)	(1,132)	(880)	(791)
Purchases of property, plant and equipment (note 12-B)	(3,577)	(3,223)	(3,171)
Total purchases for the period	**(4,709)**	**(4,103)**	**(3,962)**
Deferred payments	65	85	39
Total capital expenditure	**(4,644)**	**(4,018)**	**(3,923)**

30 – RELATED PARTIES

A – Remuneration of Directors and Executives

The consideration and related benefits of the President and CEO and the Chairman of the Board of Directors amounted to €13.0 million for 2006 (€12.7 million for 2005). The consideration and related benefits comprise a fixed and a variable portion, employer social-security levies and charges related to retirement compensation, the complementary pension scheme and stock option plans.

Directors' fees amounted to €542,752 in 2006 (€552,332 in 2005), of which €56,000 for the President and CEO and the Chairman of the Board (€52,500 in 2005).

B – Renault's investment in Nissan

Details of Renault's investment in Nissan are provided in note 13.

C – Renault's investment in AB Volvo

Details of Renault's investment in AB Volvo are provided in note 14.

31 – OFF-BALANCE SHEET COMMITMENTS AND CONTINGENT LIABILITIES

Renault enters into a certain number of commitments in the course of its business. When these commitments qualify as liabilities, they are covered by provisions (e.g. retirement and other personnel benefits, litigations, etc.).

Details of off-balance sheet commitments and contingencies are provided below.

A – Ordinary operations

The Group is committed for the following amounts:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Customer guarantees and endorsements (Sales financing)	-	-	81
Other guarantees given	540	518	524
Opening of confirmed credit lines for customers	2,541	2,091	2,221
Firm investment orders	656	826	695
Lease commitments	404	317	1,114
Assets pledged or mortgaged	199	216	186

Lease commitments include rent from non-cancellable leases. The breakdown is as follows:

(€ million)	December 31, 2006	December 31, 2005	December 31, 2004
Less than 1 year	56	55	132
Between 1 and 5 years	239	207	503
More than 5 years	109	55	479
LEASE COMMITMENTS	**404**	**317**	**1,114**

The reduction in lease commitments between 2005 and 2004 is essentially due to consolidation of the SCI Plateau de Guyancourt, which owns the real estate assets of the Technocentre (note 3).


7

B – Special operations

B1 – End-of-life vehicles

Under EC Directive 2000/53/EC concerning end-of-life vehicles, published in September 2000, E.U. member states will be obliged to take measures to ensure that:

- vehicles at the end of their useful life can be transferred to an approved processing centre free of charge to the last owner;
- specific progressive targets are met concerning the re-use rate for vehicle components, with priority given to recycling, and the value of components that can be re-used.

This Directive concerns vehicles put on the market since July 1, 2002, but will be extended to apply to all vehicles on the road by January 1, 2007.

The Group establishes provisions in relation to the corresponding cost on a country-by-country basis, as the Directive is incorporated into national laws and when the procedures for recycling operations are defined. These provisions are regularly reviewed to ensure they take account of changes in each country's situation.

For countries where the legislation is not yet complete, until the laws are in existence, it is impossible to accurately determine whether the Group will have to bear a residual cost.

B2 – Renault Argentina

Renault Argentina SA manages a savings plan called Plan Rombo SA, designed to enable savers' groups to acquire vehicles. The savers make monthly contributions to the plan and a vehicle is delivered at the end of a given period. At December 31, 2006, Plan Rombo SA had approximately 500 savers' groups on its books. Renault Argentina SA and Plan Rombo SA are jointly responsible to subscribers for the correct operation of the plan. Renault's corresponding off-balance sheet commitment amounts to 90 million Argentinean pesos at December 31, 2006 (€22 million).

B3 – Other commitments

Disposals of subsidiaries or businesses by the Group generally include representations and warranties in the buyer's favour. At December 31, 2006, Renault had not identified any significant risks in connection with these operations.

Following partial sales of subsidiaries during previous years, Renault retains options to sell all or a portion of its residual investment. Exercising these options would not have any significant impact on the consolidated financial statements.

Under the agreement signed in April 2003, when Renault sold a 51% stake in Renault Agriculture to Claas, after Claas exercised its option to acquire a further 29% in February 2006, Renault and Claas now hold a sale and purchase option respectively for the remaining 20%, which may be exercised from January 1, 2010.

The agreement signed in July 2006 by Renault and the Japanese group NTN for the sale of 35% of SNR Roulements also provides for a firm future purchase by NTN of a further 16% in SNR on the first anniversary of the sale. In addition, Renault and NTN respectively hold a sale and purchase option concerning 29% of SNR, which can be exercised during a 60-day period starting on the 3rd and 4th anniversary dates of the original transaction. From the 5th anniversary date, Renault has a unilateral option to sell its residual 20% investment in SNR, valid for 5 years. If this option is not exercised by the end of the five-year period, NTN will have a purchase option on the residual investment. Execution of this agreement is subject to approval by the administrative authorities, which had yet to be issued at December 31, 2006.

Group companies are periodically subject to tax inspections in the countries in which they operate. Tax adjustments are recorded as provisions in the financial statements. Contested tax adjustments are recognised on a case-by-case basis, taking into account the risk that the proceedings or appeal may be unsuccessful.


7

32 – CONSOLIDATED COMPANIES

A – Fully consolidated companies (subsidiaries)

Renault group's interest (%)		December 31, 2006	December 31, 2005	December 31, 2004
AUTOMOBILE				
FRANCE				
Renault SAS	France	100	100	100
Arkanéo	France	100	100	100
Auto Châssis International (ACI) Le Mans	France	100	100	100
Auto Châssis International (ACI) Villeurbanne	France	100	100	100
Car life Siège and subsidiaries	France	100	100	100
Emboutissage Tôlerie Gennevilliers (ETG)	France	100	100	100
France Services Rapides and subsidiary	France	-	100	100
Fonderie Le Mans	France	-	100	100
Groupe SNR (Société Nouvelle de Roulements)	France	100	100	100
IDVU	France	100	100	100
Maubeuge Construction Automobile (MCA)	France	100	100	100
Renault Développement Industriel et Commercial (RDIC)	France	100	100	100
REAGroup SA and subsidiaries	France	100	100	100
SCI Parc Industriel du Mans	France	100	100	100
SCI Plateau de Guyancourt	France	100	100	-
SNC Renault Cléon	France	100	100	100
SNC Renault Douai	France	100	100	100
SNC Renault Flins	France	100	100	100
SNC Renault Le Mans	France	100	100	100
SNC Renault Sandouville	France	100	100	100
Société des Automobiles Alpine Renault	France	100	100	100
Sofrastock International	France	100	100	100
Société de Transmissions Automatiques	France	80	80	80
Société de Véhicules Automobiles de Batilly (SOVAB)	France	100	100	100
Société Immobilière de Construction Française pour l'Automobile et la Mécanique (SICOFRAM) and subsidiary	France	100	100	100
Société Immobilière Renault Habitation (SIRHA)	France	100	100	100
Société Immobilière d'Epone	France	100	100	100
Société Immobilière pour l'Automobile et la Mécanique (SIAM)	France	100	100	100
SODICAM 2	France	100	100	100
Société Financière et Foncière (SFF)	France	100	100	100
Technologie et Exploitation Informatique (TEI)	France	100	100	100
EUROPE				
Auto Châssis International (ACI) Valladolid	Spain	100	100	-
CACIA	Portugal	100	100	100
Cofal	Luxembourg	100	77	77
Grigny Ltd.	United Kingdom	100	100	100
Mecanizacion Contable SA (Meconsa)	Spain	100	100	100
Motor Reinsurance Company	Luxembourg	100	100	100
Renault Belgique Luxembourg and subsidiaries	Belgium	100	100	100


7

Renault group's interest (%)		December 31, 2006	December 31, 2005	December 31, 2004
Renault Ceska Republica and subsidiary	Czech Republic	100	100	100
Renault Croatia	Croatia	100	100	100
Renault Espana Comercial SA (RECSA) and subsidiaries	Spain	100	100	100
Renault Espana SA and subsidiaries	Spain	100	100	100
Renault Finance	Switzerland	100	100	100
Renault F1 Team Ltd.	United Kingdom	100	100	100
Renault Group b.v.	Netherlands	100	100	100
Renault Hungaria and subsidiary	Hungary	100	100	100
Renault Industrie Belgique (RIB)	Belgium	100	100	100
Renault Italia and subsidiaries	Italy	100	100	100
Renault Nissan Deutsche AG and subsidiaries	Germany	100	100	100
Renault Nissan Nederland and subsidiaries	Netherlands	100	100	100
Renault Nissan Österreich and subsidiaries	Austria	100	100	100
Renault Nissan Suisse SA and subsidiaries	Switzerland	100	100	100
Renault Polska	Poland	100	100	100
Renault Nissan Portuguesa and subsidiaries	Portugal	100	100	100
REAGroup U.K. Ltd.	United Kingdom	100	100	100
Renault Slovakia	Slovakia	100	100	100
Renault Nissan Slovenia d.o.o.	Slovenia	100	100	100
Renault U.K.	United Kingdom	100	100	100
Revoz	Slovenia	100	100	100
EUROMED				
AFM Industrie	Russia	100	100	100
Auto Châssis International (ACI) Romania	Romania	100	100	100
Avtoframos	Russia	94	93	76
Dacia and subsidiaries	Romania	99	99	99
Oyak Renault Otomobil Fabrikalari	Turkey	52	52	52
Renault Algérie	Algeria	100	100	100
Renault Industrie Roumanie	Romania	100	100	-
Renault Maroc	Morroco	80	80	80
Renault Mécanique Roumanie	Romania	100	-	-
Renault Nissan Roumanie	Romania	100	100	100
Renault Ukraine	Ukraine	100	-	-
Renault Nissan Bulgarie	Bulgaria	100	-	-
AMERICAS				
Renault Argentina group	Argentina	100	88	67
Renault do Brasil LTDA	Brazil	100	78	78
Renault do Brasil SA	Brazil	100	77	77
Renault Corporativo SA de C.V.	Mexico	100	100	100
Renault Mexico	Mexico	100	100	100
Sociedad de Fabricacion de Automotores (Sofasa)	Colombia	60	60	60
Renault Venezuela	Venezuela	100	100	100
ASIA & AFRICA				
Renault Pars	Iran	51	-	-
Renault Samsung Motors	South Korea	80	70	70
Renault South Africa and subsidiaries	South Africa	51	51	-

Renault group's interest (%)		December 31, 2006	December 31, 2005	December 31, 2004
SALES FINANCING				
FRANCE				
Diac	France	100	100	100
Diac Location	France	100	100	100
Compagnie de Gestion Rationnelle (COGERA)	France	100	100	100
RCI Banque	France	100	100	100
Réalisation, Études, Courtage et Assurances (RECA)	France	100	100	100
Société Internationale de Gestion et de Maintenance Automobile (SIGMA)	France	100	100	100
Société de Gestion, d'Exploitation de Services en Moyens Administratifs (SOGESMA)	France	100	100	100
EUROPE				
Accordia Espana SA	Spain	100	100	100
ARTIDA	Spain	100	100	100
Nissan Finance Ltd.	United Kingdom	100	100	100
Overlease Espagne	Spain	100	100	100
RCI Banque Autriche	Austria	100	100	100
RCI Bank Polska	Poland	100	100	-
RCI Finance CZ sro	Czech Republic	100	100	-
RCI Financial Services Belgique	Belgium	100	100	100
RCI Financial Services b.v.	Netherlands	100	100	100
RCI Finanzholding Gmbh	Germany	100	100	100
RCI Gest SCA and subsidiaries	Portugal	100	100	100
RCI Gest Seguros	Portugal	100	100	100
RCI Leasing Gmbh	Germany	100	100	100
RCI Versicherungs Service Gmbh	Germany	100	100	100
Renault Acceptance Gmbh	Germany	-	100	100
Renault Acceptance Ltd.	United Kingdom	100	100	100
Refactor	Italy	100	100	100
Renault Autofin SA Belgique	Belgium	100	100	100
Renault Credit Polska	Poland	100	100	100
Renault Zrt Hongrie	Hungary	100	100	-
RCI Finance SA	Switzerland	100	100	100
Renault Financiaciones	Spain	100	100	100
Renault Services SA Belgique	Belgium	100	100	100
RNC (ex Accordia)	Italy	100	100	100
EUROMED				
RCI Broker de Assigurare	Romania	100	-	-
RCI Leasing Romania	Romania	100	50	50
RCI Finantare Romania	Romania	100	100	100
AMERICAS				
Consorcio Renault do Brasil	Brazil	100	100	100
Cia Arrademento Mercantil Renault do Brasil	Brazil	60	60	60
CFI Renault do Brasil	Brazil	60	60	60
Renault do Brasil S/A Corr. de Seguros	Brazil	100	100	100
ROMBO Compania Financiera	Argentina	60	60	60
ASIA & AFRICA				
RCI Korea	Korea	100	-	-



7



B – Proportionately consolidated companies (joint ventures)

Renault group's interest (%)		December 31, 2006	December 31, 2005	December 31, 2004
AUTOMOBILE				
Française de Mécanique	France	50	50	50
GIE TA 96	France	50	50	50
Ciudad Communicacion Valladolid	Spain	50	-	-
SALES FINANCING				
Sygma Finance	France	50	50	50
Renault Leasing CZ sro	Czech Republic	50	50	-
Renault Credit Car	Belgium	50	50	50
Renault Financial Services Ltd. (RFS)	United Kingdom	50	50	50
Overlease Italia	Italy	49	49	49

C – Companies accounted for by the equity method (associates)

Renault group's interest (%)		December 31, 2006	December 31, 2005	December 31, 2004
AUTOMOBILE				
AB Volvo group	Sweden	21.8	21.8	21.5
MAIS	Turkey	49	49	49
Nissan group	Japan	45.3	45.7	45.8
SALES FINANCING				
Nissan Renault Wholesale Mexico	Mexico	15	15	15
Nissan Renault Finance Mexico	Mexico	15	15	-

The percentage control is different from the percentage ownership for the following entity:

Renault group's % control		December 31, 2006	December 31, 2005	December 31, 2004
AB Volvo group	Sweden	21.3	21.3	21.2





Additional information



8.1 Information concerning FY 2004 and 2005

Pursuant to Article 28 of Commission Regulation (EC) 809/2004, the following historical data is incorporated by reference in the present Registration Document:

8.1.1 FY 2004

The 2004 Registration Document was filed with the Autorité des Marchés Financiers on March 10, 2005 under No. 05-0199 (French version).

The consolidated financial statements are outlined on pages 223 to 271 of Chapter 4 and the corresponding audit report is on pages 320 and 321 of Chapter 8.

Financial information is on pages 126 to 131 of Chapter 3.

The Statutory Auditors' report is on page 320 of Chapter 8.

Data not incorporated in this document is either not appropriate for investors or covered in another chapter of the Registration Document.

8.1.2 FY 2005

The 2005 Registration document was filed with the Autorité des Marchés Financiers on March 13, 2006 under No. 06-0124 (French version).

The consolidated financial statements are outlined on pages 167 to 231 of Chapter 8 and the corresponding audit report is on page 166 of Chapter 8.

Financial information is on pages 50 to 54 of Chapter 2.1.2.

The Statutory Auditors' report is on page 166 of Chapter 8.

Data not incorporated in this document is either not appropriate for investors or covered in another chapter of the Registration Document.

8.2 Internal regulations of the Board of Directors

Adopted by the Board during its meeting of September 10, 1996 and amended during its meetings of June 8, 2000, October 23, 2001, July 25, 2002, December 17, 2002 and February 22, 2005.

8.2.1 Internal Regulations of the Board of Directors

8.2.1.1 The Board of Directors

Renault's Board of Directors is a collegiate body that collectively represents all shareholders. It is required to act at all times in the company's interest and is accountable to the General Meeting of Shareholders.

The Board of Directors elects its Chairman, who takes the title of Chairman of the Board of Directors.

The Board of Directors appoints the Chief Executive Officer who takes the title of President and Chief Executive Officer, and frames Renault's strategy at the behest of the Board. The Board of Directors supervises the management of the company and ensures the quality of information provided to the shareholders and to markets, both through the financial statements and when major transactions are undertaken. It makes public its opinion as to the terms and conditions of transactions in the company's shares whenever the nature of those transactions operations so requires.

The Board of Directors discusses the strategic policies of the company, including with respect to the Alliance, as proposed by the President and Chief Executive Officer. Once a year, it examines any changes that may have occurred in these policies. It also gives its prior opinion on any important decision that is not consistent with the company's strategy.

Based on a report submitted by the President and Chief Executive Officer, the Board of Directors discusses and determines the decisions that the single shareholder in Renault s.a.s. might make, as well as those that may stem from the Restated Master Alliance Agreement.

The Board of Directors examines Renault's medium-term plan, operating budget and investment budget once a year.

The Board is informed of developments relating to the company's income statement, balance sheet and cash flow statement at each of its meetings, and, twice per year, of developments relating to its off-balance sheet commitments.

The President and Chief Executive Officer informs the Board in timely fashion of any external event or internal development that has a material impact on the prospects of the company or the forecasts presented to the Board of Directors.

Renault's Board of Directors examines its membership structure whenever necessary and, each year, reviews its organisation and operating procedures. It then informs shareholders of the positions or arrangements it has adopted in this respect.

The Board of Directors can use any and all technical resources for its deliberations, provided that such resources enable the directors to participate effectively. Directors who take part in Board meetings using technical resources shall therefore be deemed present for the calculation of quorum and majority, except for proceedings concerning the preparation of the parent-company and consolidated financial statements, and proceedings concerning the appointment or removal from office of the Chairman of the Board of Directors, the President and Chief Executive Officer or the executive vice presidents, where the directors must attend meetings in person.

8.2.1.2 The Chairman of the Board of Directors

The Chairman of the Board of Directors organizes and directs the work of the Board. He reports on the Board's work to the General Meeting of Shareholders. He ensures that the company's decision-making bodies, and especially the Board's committees, function properly. In particular, he ensures that directors are in a position to discharge their duties, notably in terms of their committee work.

He ensures that principles of corporate governance are set out and implemented at the highest level.

The Chairman of the Board of Directors is the only person who may act and speak in the name of the Board.

Subject to the agreement of the President and Chief Executive Officer, he may represent the Group in its high-level relations, notably with public authorities, both at home and internationally.

He ensures that the Board devotes the necessary time to questions concerning the future of the Group and especially its strategy, notably with respect to the Alliance.

The Chairman of the Board of Directors shall be kept regularly informed by the President and Chief Executive Officer and other members of senior management of major events and situations affecting the Group. He shall receive the information required to lead the work of the Board and committees and to prepare the internal control report.

The Chairman of the Board of Directors may meet with the statutory auditors.

The Chairman of the Board of Directors may attend meetings of Board committees on which he does not sit, in a consultative capacity, and may consult these committees on any question within their remit.

8.2.1.3 President and Chief Executive Officer

The President and Chief Executive Officer is vested with the broadest powers to act in all circumstances in the name of the company.

The President and Chief Executive Officer and the persons he appoints for this purpose are the only ones who may speak in the name of the company.

He has authority over all Group employees.

He proposes the strategic policies of the company to the Board, including with respect to the Alliance, as well as the decisions that the sole shareholder in Renault s.a.s. may be led to make. He informs the Board of measures taken pursuant to the Restated Master Alliance Agreement, and reports to it on the decisions that the Board may be led to take pursuant to the Restated Master Alliance Agreement.

The President and Chief Executive Officer may consult the Board's committees on any question within their remit. He shall appear before each committee whenever it so requests.

8.2.1.4 Committees of the Board of Directors

Renault's Board of Directors has established four specialized committees to help it complete its tasks and achieve its objectives:

- an Accounts and Audit Committee;
- a Remunerations Committee;
- an Appointments and Governance Committee;
- an International Strategy Committee.

Committee chairmen report on the work and opinions of their committees at Board meetings.

COMPOSITION, TASKS AND OPERATING PROCEDURES OF THE ACCOUNTS AND AUDIT COMMITTEE

Composition

The Accounts and Audit Committee is made up of directors chosen by the Board of Directors. It shall contain a majority of independent directors. The Chairman of the Board of Directors and the President and Chief Executive Officer may not sit on this committee.

The committee shall not include any director or permanent representative of a director who holds office at a company whose Accounts and Audit Committee includes a Renault director or permanent representative.

The Board of Directors selects the committee chairman.

Tasks and powers

The Accounts and Audit Committee has the following tasks, which it performs notably when preparing the half-yearly and annual parent-company and consolidated financial statements (hereinafter referred to as "the financial statements"), and when preparing decisions submitted to the vote of the Board of Directors in this respect:

- analyze the financial statements as prepared by the company's departments and divisions. Two memos accompany the committee's examination of the financial statements, one from the statutory auditors outlining the salient features of the results and the accounting principles applied, and one from the Chief Financial Officer describing the company's risk exposures and off-balance sheet commitments. With respect to internal audit and risk control, the committee must examine significant off-balance sheet commitments and risks, meet the head of internal audit, give its opinion on the organization of this department and be informed of the department's work program. It must receive the detailed internal audit reports or a periodical summary of these reports to ensure that significant risks are detected;
- ensure that the methods used to prepare the financial statements comply with applicable standards and analyze any changes to these methods;
- examine with the statutory auditors the nature, extent and results of their inspection of the financial statements and discuss with them any remarks that they may wish to make on the financial statements at the close of their review;
- give its opinion on the appointment or renewal of the statutory auditors and on the quality of their work. The committee is thus required to prepare the selection of external auditors, proposing the candidate making the lowest bid. In general, it ensures compliance with rules guaranteeing the independence of the statutory auditors;
- verify the appropriateness of internal control methods;
- examine the extent of group consolidation, and the reasons why certain companies are not included within the consolidated scope of the Group;
- make recommendations to the Board in the fields described above.

The Chairman of the Board of Directors and the President and Chief Executive Officer may consult the committee on any question within its remit.

Operating procedures

The committee meets whenever necessary and always before Board meetings where the agenda includes approving or examining the financial statements or any decision concerning the financial statements.

In order to discharge its duties, the committee shall be entitled to meet with the statutory auditors without company executives present, as well as internal auditors and the persons involved in preparing the financial statements, and may request that they produce any and all documents or information necessary to the completion of their tasks.

Its secretariat is provided by the secretariat of the Board of Directors.

COMPOSITION, TASKS AND OPERATING PROCEDURES OF THE REMUNERATIONS COMMITTEE

Composition

The Remunerations Committee is made up of directors chosen by the Board, the majority of whom shall be independent. The Chairman of the Board of Directors and the Chief Executive Officer may not sit on this committee.

The committee shall not include any director or permanent representative of a director who holds office at a company whose Remunerations Committee includes a Renault director or permanent representative.

The Board of Directors selects the committee chairman.

Tasks and powers

The committee has the following tasks:

- propose to the Board the variable portion of the fees paid to corporate officers and the rules for fixing this variable portion, making sure that these rules are consistent with the annual performance assessment of the interested parties as well as with the company's medium-term strategy, and supervising the annual application of these rules;
- to make recommendations to the Board concerning the remuneration, benefits and pension of the Chairman of the Board of Directors, the President and Chief Executive Officer and other senior executives and corporate officers;
- to assess all remuneration and benefits paid to senior executives and members of the executive committee, including from other companies in the Group;
- to examine the general policy for granting options and comparable benefits and make proposals to the Board of Directors both on the policy itself and on the actual granting of options to buy or subscribe for stock and comparable benefits.

The Chairman of the Board of Directors and the President and Chief Executive Officer may consult the committee on any question within its remit.

The President and Chief Executive Officer may also consult the committee on any question concerning the compensation paid to Group executive committee members.

Operating procedures

The Remunerations Committee meets at least once a year and always before Board meetings where the agenda includes questions within the committee's remit. Whenever necessary, it may have external bodies conduct such research and surveys as it thinks fit, at the company's expense.

Its secretariat is provided by the secretariat of the Board of Directors.

COMPOSITION, TASKS AND OPERATING PROCEDURES OF THE APPOINTMENTS AND GOVERNANCE COMMITTEE

Composition

The Appointments and Governance Committee is chaired by the Chairman of the Board of Directors and comprises two independent Board members chosen by the Board.

The committee shall not include any director or permanent representative of a director who holds office at a company whose Appointments Committee includes a Renault director or permanent representative.

Tasks and powers

The committee has the following tasks:

- make proposals to the Board concerning the appointment of the Chairman of the Board of Directors, the President and Chief Executive Officer and corporate officers, in accordance with the procedure it has put in place to select directors, and to screen potential candidates;
- advise on the renewal of directorships that have expired, taking account of changes in the company's shareholding structure and the need to maintain a suitable proportion of independent directors;
- be able to provide the Board with succession proposals in the event of unforeseen vacancies;
- make proposals concerning the chairmanship, membership and tasks of Board committees;
- follow up on questions of corporate governance;
- draft an annual review of Board's operating procedures and where necessary propose changes.

The President and Chief Executive Officer may consult the committee on any question within its remit.

Operating procedures

The Appointments and Governance Committee meets at least once a year and always before Board meetings where the agenda includes questions within the committee's remit. Whenever necessary, it may have external bodies conduct such research and surveys as it thinks fit, at the company's expense.

Its secretariat is provided by the secretariat of the Board of Directors.

COMPOSITION, TASKS AND OPERATING PROCEDURES OF THE INTERNATIONAL STRATEGY COMMITTEE

Composition

The International Strategy Committee is made up of directors chosen by the Board of Directors.

The Board of Directors selects the committee chairman.



Tasks and powers

Its work concerns the company's activities outside wider Europe.

It has the following tasks:

- study the strategic policies proposed by the President and Chief Executive Officer concerning the international development of the company and the Alliance;
- analyze and examine the company's international projects on behalf of the Board and issue opinions on these projects;
- monitor the company's international projects and draft reports at the Board's request.

The Chairman of the Board of Directors and the President and Chief Executive Officer may consult the committee on any question within its remit.

Operating procedures

This committee meets at least twice each year and whenever necessary, and always before Board meetings where the agenda includes the examination of international projects.

To discharge its duties, the committee may meet the concerned departments and divisions of the company and persons who play a direct role in preparing these projects, and request that they produce any and all documents or information necessary to the completion of their tasks.

Its secretariat is provided by the secretariat of the Board of Directors.

8.2.2 Directors' Charter

The Board has established a Directors' Charter that sets out the rights and duties of directors.

8.2.2.1 Knowledge of the legal framework governing sociétés anonymes and the Articles of Association of the company

Before he takes up his functions, every director must inform himself about the general and specific duties attaching to his office. In particular he must inform himself about the laws and regulations governing sociétés anonymes [French public limited companies], Renault's Articles of Association, a copy of which will have been given to him, these internal regulations and any subsequent additions or amendments.

8.2.2.2 Holding shares in the company

Pursuant to Article 10.2 of the Articles of Association, each director must be able to prove that he personally holds at least one share or any greater number of shares that he considers he should hold. This share or these shares must be registered.

The law also obliges directors' spouses to ensure that their shares are registered shares or to deposit them in a bank or financial establishment which is authorized to receive deposits of shares from the general public, or with a stock market company. Moreover, as the company is obliged to communicate to the AMF all share transactions, including acquisitions, subscriptions and exchanges, by directors and persons closely associated with them, each director undertakes to inform the compliance officer within 24 hours of undertaking such a transaction.

8.2.2.3 Representing the shareholders

Each director must act in Renault's interest at all times and shall represent all shareholders.

8.2.2.4 Duty of honesty and fairness

Each director is obliged to inform the Board of any situation or risk of a conflict of interest with Renault or any company in its Group, and must abstain from voting in related decision(s).

8.2.2.5 Duty of diligence

Each director must devote the time and attention needed to discharge his duties. He must be diligent in his work and attend all meetings of the Board and of the committees on which he sits, unless genuinely unable to do so.

8.2.2.6 Right to obtain information and duty to be properly informed

Each director has a duty to be properly informed. He must, in a timely fashion, ask the Chairman of the Board of Directors to provide him with the information that he considers necessary to fulfill his tasks and make a contribution with respect to the agenda items of Board meetings. In addition, the Board's Secretariat shall be available to document this information for directors.

8.2.2.7 Professional secrecy

In addition to complying with the confidentiality requirement provided for in Article L. 225-37 of the Commercial Code, each director shall consider himself to be bound by professional secrecy as regards all non-public information that he may become aware of in the context of his directorship.

8.2.2.8 Inside information

Like any Group senior manager, each director undertakes to comply with Renault's internal procedure on the use and/or communication of inside information concerning Renault and/or Nissan, as well as with any applicable legal or regulatory provisions.

8.2.2.9 Reimbursement of expenses

Each director is entitled to reimbursement, on presentation of substantiating documents or receipts, of his traveling expenses as well as other expenses that he incurs in the interest of the company.

8.2.3 Procedure concerning the use and/or communication of inside information

Furthermore, the Board of Directors has adopted the following provisions as internal procedure applicable to the whole Group on prevention of the use or communication of inside information.

Since Renault's share capital was opened up in 1994 and its shares were listed on the Paris financial market, the company has become more exposed to the risk that inside information may be used and/or communicated. Aside from the civil, administrative and criminal penalties that Renault directors, senior executives, corporate officers and employees face if they are found guilty of committing, aiding and abetting or profiting from offences in this area, the company's public reputation could be lastingly damaged in the event of proven misconduct.

Therefore, to prevent any use and/or communication of information that could prove harmful to the company, this procedure is intended to define:

A. the nature of such information;

B. the terms governing its use and/or communication;

C. the application of these rules to the granting of stock options.

8.2.3.1 Nature of inside information

Inside information shall mean any information concerning Renault and/or Nissan, whether favorable or unfavorable, that could have an effect on the price of Renault and/or Nissan shares were it to be made public (hereinafter referred to as "inside information"). Inside information may concern, but shall not be limited to, the current situation or prospects of Renault and/or Nissan and Group companies, as well as the prospects for the performance of Renault and/or Nissan shares.

More generally, any information that has not been released onto the market, through a news release, memorandum published in the press or other means, shall remain non-public. Inside information shall only be considered to be public if published through mass media.

8.2.3.2 Use and/or communication of inside information

Any and all directors, senior executives, corporate officers and employees of Renault and the companies of its Group who hold inside information, whether permanently or from time to time (hereinafter referred to as "insiders") must, whatever their level of responsibility, refrain from undertaking market transactions in Renault and/or Nissan shares, whether directly or via a third party, until such time as said information is made public.

Directors, senior executives, corporate officers or employees of Renault whose position or office makes them liable to permanently hold inside information must not, as a general rule, undertake transactions in Renault and/or Nissan shares, including shares in FCPE Actions Renault (the company investment fund invested in Renault shares) during the following periods:

- from January 1 to the announcement of Renault's annual results and Nissan's quarterly results (i.e. approximately the beginning of February);
- from April 1 to the announcement of Nissan's annual results (i.e. approximately mid-May);
- from July 1 until the announcement of Renault's half-yearly results and Nissan's quarterly results (i.e. approximately the end of July);
- from October 1 until the announcement of Nissan's quarterly results (i.e. approximately mid-November).

Furthermore, insiders must not disclose any inside information within Renault or outside Renault other than in the normal course of their duties, i.e. for purposes or activities other than those for which the information is held, and must take appropriate steps to this end.

Generally, insiders must act with the greatest care. Because they hold such information, they must refrain from undertaking any transaction in Renault and/or Nissan shares, even where the transaction was planned before they become aware of the information in question.



8.2.3.3 Applying the procedure to the allocation of stock options

Without prejudice to the above, the Board of Directors undertakes not to grant stock options:

- within a period of ten stock exchange trading sessions prior to and following the date on which the consolidated accounts, or in their absence the parent-company accounts, are made public;
- within the period beginning on the date on which the corporate decision-making bodies become aware of information concerning Renault and/or Nissan that could have a significant effect on the stock market price of Renault shares were it to be made public, and the date following ten stock exchange trading sessions after the date on which said information was made public.

The importance of this procedure to the company is obvious. To ensure that it is property understood and enforced, on July 26, 2001 the Board appointed Christian Dor as compliance officer. He must be consulted on any question concerning the interpretation and application of the procedure.

8.3 Appendices relating to the environment

8.3.1. Method used for the "Site environmental indicators in 2006" table



8.3.1.1 Scope

The scope concerns the industrial subsidiaries (body assembly, final assembly, powertrain and foundry) and the support sites (product and process design and development, logistics) in which Renault holds a stake of at least 50%. All impacts are attributed to Renault, with the exception of La Française de Mécanique (Douvrin site), a joint Renault/PSA subsidiary, in which Renault holds a 50% stake. Here, 17.39% of impacts were attributed to Renault in 2006 (compared with 19% in 2005), corresponding to the breakdown of industrial activity at the site. Impacts of suppliers or third parties present on site are not included, with the exception of the sites listed at the bottom of the table.

The data for sites covered by the scope of reporting in year N are consolidated with those of other sites only from year N+1.

As was the case in 2005 the drinking water production activity at the Pitesti site (Dacia) was excluded from the reporting scope in 2006. The data are mentioned for information only.

8.3.1.2 Procedures for controlling and consolidating data

Experts from the department of Environmental Protection and the Prevention of Industrial Risks check the coherence of data at each site. These checks include a comparison with data from previous years and an analysis of the impact of events occurring on site during the year.

The environmental data presented in the Registration Document are also checked by outside entities: Ernst & Young Audit and Deloitte & Associés. Their conclusions are set out in the report provided at the end of the document.

8.3.1.3 Water consumption ✦

Water consumption is expressed in thousands of cubic meters. Measured volumes include water obtained by pumping (underground and surface water) from the secondary distribution network.

8.3.1.4 Discharges to water

The quantity of SS represents the average daily flow of suspended solids discharged, expressed in kg per day.

The quantity of OM represents the average daily flow of oxidizable matter discharged. This quantity, expressed in kg per day, is calculated as follows:

$OM = (COD + 2BOD_5)/3$

The quantity of Metals is the total average daily flow of toxic metals discharged, weighted by a coefficient of toxicity. This quantity, expressed in kg per day, is calculated as follows:

Metals = 5 flows (Ni+Cu) + 10 flows (Pb+As) + 1 flow (Cr+Zn) + 50 flows (Hg+Cd)

The data presented in the table take account only of those flows of metals, SS, COD and BOD_5 that have to be measured by law. Where regulations do not require such measurements, the reported value is indicated as "not applicable". The Busan and Santa Isabel sites and the Ayrton Senna complex (Curitiba) are not subject to mandatory measurement but, in view of the impact of these plants' emissions, the corresponding flows have nevertheless been included in the scope.

The flow calculation methods are not applied at three sites – Flins, Cléon and Novo Mesto – that have special characteristics.

Data on pollutant flows are based on measurements made on effluents after they have been treated in the plants and before they are discharged to the outside. Discharges from some plants may subsequently be treated in municipal treatment plants (see plant codes).

8.3.1.5 Discharges to air

The atmospheric emissions of volatile organic compounds (VOCs) included in the data correspond to the emissions produced when bodywork is painted (body assembly plants). The painting of accessories is not taken into consideration; the corresponding VOC emissions have not been measured.

The atmospheric emissions of SO_2 and NOx included in the data correspond to emissions produced by the burning of fossil fuels at all sites, excluding transport to the site.

In 2004 Renault made an inventory of greenhouse gas (GHG) sources. Following this inventory, Renault modified its reporting protocol to better reflect the total emissions of the Renault group and to comply with the recommendations of the GHG Protocol and the French protocol developed by Entreprises Pour l'Environnement.

Emissions from the following sources were included:

- combustion of fossil fuels transported to the site;
- coolant fill-up of the air conditioning systems fitted in vehicles produced by the plant;

✦ Global Reporting Initiative (GRI) Directives

- fuel consumption during testing of engines, gearboxes and vehicle trials on the test track.

These emissions make up more than 95% of the GHG emissions produced by the Renault group.

The following emission sources have been excluded from the scope of reporting, as the corresponding emissions are considered to fall below the threshold of 10,000 teqCO_2/year adopted by the Renault group:

- air conditioning of site premises;
- air conditioning of processes;
- heat treatment of powertrain components;
- solvent incineration;
- tests on vehicles leaving the assembly line (roller bench tests).

It is not yet possible to correctly assess certain emissions, therefore the following are not included:

- emissions related to transportation to plants, especially those from gas powered fork-lift trucks;
- fugitive emissions occurring when tanks of coolant (for vehicle air conditioning systems) are filled and emptied.

Indirect greenhouse gas emissions are not reported.

Emissions linked to the foundry activity are not reported.

The emission factors used to calculate SO_2, NOx and GHG emissions comply with the French circular of July 28, 2005 on procedures for verifying annual greenhouse gas emissions budgets by inspecting environmentally-sensitive installations, as well as with the CITEPA network's OMINEA national inventory report, dated February 26, 2006. Only sites using a fuel whose characteristics are completely unrelated to standard factors have used data validated by their energy supplier (Pitesti plant, Dacia).

8.3.1.6 Waste

The waste included in data is waste that leaves the geographical confines of the site.

Construction waste from Renault sites is not reported (in the Inert Waste category) unless a contractual clause explicitly states that the construction company is not responsible for such waste.

8.3.1.7 Energy consumption ✦

This metric represents the quantity of gas, heating oil, steam, hot water, and electricity consumed within Renault sites. It is expressed in MWh NCV.

The following are not included:

- primary energy supplied to third parties;
- energy consumed by emergency backup generators.

Net calorific value (NCV) factors are used in accordance with a French government order issued on July 28, 2005 for the inspection and measurement of emissions reported through greenhouse gas emission allowance trading schemes.

8.3.2 Site environmental indicators in 2006 ✦

Site	Water consumption	Discharges to water				Discharges to air				Waste			Energy consumption
		Plant	SS	OM	Toxic metals	VOC	GHG	SO_2	NOx	OIW	HIW	Inert	
	m³ thousands		*kg/day*	*kg/day*	*kg/day*	*tons*	*teqCO₂*	*tons*	*tons*	*tons*	*tons*	*tons*	*MWh NCV*
PRODUCTION SITES													
ACI Curitiba	4.4	U	n/a	n/a	n/a	n/a	0.0	0.0	0.0	316.9	7.9	0.0	1,316.6
ACI Le Mans	1,672.4	P	124.20	92.54	2.43	n/a	38,154.9	138.2	66.7	42,531.0	2,401.0	10,853.0	323,617.6
ACI Pitesti[1]	55.4	PB	n/a	n/a	n/a	n/a	1,311.1	0.0	1.5	9,934.9	178.1	0.0	19,722.3
ACI Villeurbanne	86.2	U	n/a	n/a	n/a	n/a	1,915.9	0.0	2.2	4,216.5	264.5	5.9	31,085.0
Batilly (SOVAB)	298.9	PB	4.94	20.95	1.42	795.4	34,098.1	0.3	34.8	2,459.9	2,707.2	0.0	230,050.5
Bursa[2]	458.1	PBU	78.82	52.85	5.38	1,557.3	30,416.4	0.3	27.5	57,596.7	1,936.4	10.4	207,076.6
Busan (RSM)	771.5	PBU	5.03	17.23	0.47	986.0	35,260.2	0.3	30.9	25,129.9	2,073.9	820.2	247,996.7
Cacia	76.3	PB	3.57	4.58	0.00	n/a	1,560.4	0.0	1.1	4,661.8	1,535.2	0.0	47,398.0
Casablanca[11]	322.5		n/m	n/m	n/m	369.9	7,191.3	0.2	4.5	3,824.2	1,984.0	0.0	50,188.5
Choisy-le-Roi	30.4	PU	8.75	16.65	n/a	n/a	2,079.2	0.0	2.1	6,548.6	244.9	60.0	14,181.0
Cléon	1,757.2	PU	79.00	593.69	1.52	n/a	27,932.7	0.2	28.0	32,599.6	7,378.5	357.1	404,539.0
Complexe Ayrton Senna	323.5	PU	53.25	398.70	3.11	386.7	15,928.4	0.1	15.7	14,248.9	1,876.9	0.0	155,662.4
Dieppe	10.7	U	n/a	n/a	n/a	61.5	5,340.3	0.2	4.9	407.8	325.7	0.0	32,681.9
Douai[3]	935.1	PB	45.40	70.76	5.52	964.6	66,046.1	0.5	63.8	98,918.5	3,922.3	815.0	430,963.4
Douvrin (FM)[4]	198.2	PU	19.26	82.96	0.02	n/a	2,900.9	0.0	2.6	3,743.1	4,509.4	0.0	55,680.5
Flins[5]	2,056.2	PB	75.76	93.95	8.94	1,050.1	47,466.4	28.0	44.2	100,660.7	3,194.1	32.3	547,774.2
Fonderie Aluminium – Cordoba	18.1	U	n/a	n/a	n/a	n/a	3,358.8	0.0	3.9	50.6	6,427.6	214.5	21,491.3
Genneviliers (ETG)	10.2	U	n/a	n/a	n/a	n/a	1,699.5	0.0	2.0	1,516.0	9.0	0.0	10,299.4
Los Andes	20.2	U	n/a	n/a	n/a	n/a	1,212.1	0.0	0.8	1,671.1	457.9	0.0	9,840.6
Maubeuge (MCA)	382.7	PB	8.05	9.67	1.96	842.4	40,077.1	0.3	42.1	47,558.8	2,289.0	25,039.4	285,561.7
Medellin (Sofasa)	179.2	PU	24.81	87.58	0.57	467.8	5,082.4	0.0	3.9	11,863.7	253.1	725.0	34,954.8
Moscow (Avtoframos)	191.9	PU	19.44	72.91	2.17	356.8	8,442.0	0.1	9.1	7,395.8	533.3	0.0	97,575.8
Novo Mesto[6]	239.5	PU	100.25	280.47	0.66	611.8	21,349.2	0.5	21.1	25,867.8	687.8	0.0	152,890.2
Palencia[7]	626.6	PB	14.27	50.56	2.66	636.6	40,425.3	0.5	39.9	32,306.5	2,008.0	0.0	241,579.9
Pitesti (Dacia)[8]	1,740.7	PU	344.48	614.13	7.76	1,554.0	75,437.7	39.9	88.3	114,370.6	3,388.8	228,592.8	470,626.4
Ruitz (STA)	34.6	U	3.07	11.03	0.18	n/a	4,688.8	0.0	5.3	4,898.3	857.9	9.3	62,416.3
Sandouville[9]	390.5	PB	11.61	24.18	2.36	542.2	36,686.6	0.3	36.5	14,814.4	2,477.1	2,896.7	265,347.5
Santa Isabel Cordoba	332.3	PB	n/a	12.27	0.03	460.9	11,081.4	0.1	11.2	6,569.3	602.3	0.0	89,527.7
Seville	106.6	PU	9.75	77.41	0.25	n/a	5,316.9	0.0	6.2	6,942.7	3,144.0	0.0	95,303.2
SNR Curitiba	7.6	U	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1,683.1	221.1	0.0	4,062.0
SNR France	146.8	PU	10.34	73.13	0.03	n/a	6,221.6	1.3	6.5	19,183.8	7,971.2	92.8	158,232.5
SNR Sibiu	25.4		n/a	n/a	n/a	n/a	5,030.4	0.0	4.3	269.7	275.5	0.0	29,593.6
Tandil	98.3	U	n/a	n/a	n/a	n/a	4,384.2	0.0	5.1	11,215.0	77.8	2,297.0	59,438.3
Valladolid-Bodywork	146.7	PU	5.45	25.68	0.97	n/a	13,228.8	0.1	15.4	60,760.9	716.9	0.0	107,894.2
Valladolid-Assembly	406.2	PU	17.43	80.42	2.08	449.3	24,299.8	0.2	28.2	3,546.1	1,505.7	0.0	174,068.6
Valladolid-Engine[10]	228.0	PU	n/a	n/a	n/a	n/a	6,701.3	0.1	7.4	22,767.8	5,108.6	0.0	145,477.3
Vilvoorde (RIB)	14.0	U	0.03	0.07	0.01	n/a	1,176.3	1.0	1.5	622.7	34.6	0.0	6,322.2
TOTAL, PRODUCTION SITES	**14,402.9**		**1,067.0**	**2,864.4**	**50.5**	**12,093.1**	**633,502.4**	**213.0**	**669.4**	**803,673.8**	**73,586.8**	**272,821.2**	**5,322,437.8**



Site	Water consump-tion	Discharges to water				Discharges to air				Waste			Energy consump-tion
		Plant	SS	OM	Toxic metals	VOC	GHG	SO_2	NOx	OIW	HIW	Inert	
	m³ thousands		*kg/day*	*kg/day*	*kg/day*	*tons*	*teqCO₂*	*tons*	*tons*	*tons*	*tons*	*tons*	*MWh NCV*
ENGINEERING, LOGISTICS AND SUPPORT SITES													
Aubevoye	32.1	U	n/a	n/a	n/a	n/a	7,005.0	0.0	2.0	2,467.3	183.6	36.1	21,973.2
Boulogne-Billancourt, Renault headquarters	88.9	U	n/a	n/a	n/a	n/a	2,417.4	0.1	2.8	735.7	73.2	0.0	61,642.0
Cergy-Pontoise	7.9	U	n/a	n/a	n/a	n/a	427.0	0.0	0.5	3,814.3	25.3	0.0	22,951.6
Dacia Logistics	7.9	U	n/a	n/a	n/a	n/a	1,064.0	0.0	1.2	1,119.3	0.4	0.0	8,442.4
Giheung (RSM)	56.2	B	0.0	0.2	0.0	n/a	3,992.3	0.0	3.2	772.7	406.3	714.0	36,509.7
Grand-Couronne	4.9	U	n/a	n/a	n/a	n/a	3,191.4	19.4	7.3	2,526.5	40.3	0.0	15,909.5
Heudebouville (Somac)	2.2	U	n/a	n/a	n/a	n/a	145.4	0.0	0.2	21.3	1.4	0.0	1,223.7
Lardy	293.7	U	181.8	140.5	0.6	n/a	17,472.9	0.2	7.6	1,003.2	542.3	75.9	103,485.8
Rueil	25.8	U	n/a	n/a	n/a	n/a	2,879.8	0.0	3.4	859.0	63.5	0.0	30,582.8
St-André-de-l'Eure	11.9	B	n/a	n/a	n/a	n/a	1,407.4	1.4	1.7	889.0	21.2	0.0	7,740.2
Technocentre(12)	184.8	U	26.4	10.9	n/a	n/a	13,305.4	0.1	10.5	2,760.6	272.9	188.4	148,382.0
Villiers-St-Frédéric	11.5	U	n/a	n/a	n/a	n/a	1,366.3	0.0	1.5	409.5	82.3	1,965.6	17,777.6
TOTAL ENG, LOG & SUPPORT SITES	**727.8**		**208.2**	**151.6**	**0.6**	**0.0**	**54,674.3**	**21.4**	**41.8**	**17,378.3**	**1,712.9**	**2,980.0**	**476,620.5**
GROUP TOTAL	**15,130.8**		**1,275.1**	**3,016.0**	**51.2**	**12,093.1**	**688,176.7**	**234.4**	**711.2**	**821,052.1**	**75,299.7**	**275,801.2**	**5,799,058.3**
SITES OUTSIDE THE AREA OF VERIFICATION, FOR INFORMATION ONLY													
Dacia Drinking water	603.9		815.0	3.0	0.2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	2,035.3

n/a: not applicable (see comments on methodology).

n/m: not measured.

Plant codes (treatment methods):

P: physical-chemical;

B: biological;

U: urban;

SS: suspended solids;

OM: oxidizable matter;

COD: chemical oxygen demand;

DBO⁵: five-day biological oxygen demand;

Toxic metals: total flow of metals to which a coefficient of toxicity is applied (arsenic 10, cadmium 50, copper 5, mercury 50, nickel 5, lead 10, zinc 1, chrome 1);

GHG: greenhouse gases;

VOC: volatile organic compounds;

OIW: ordinary industrial waste;

HIW: hazardous industrial waste.

(1) Liquid discharges from the ACI Pitesti plant are aggregated with those of the Pitesti plant (Dacia), as is some of the waste.

(2) Water consumption at the Bursa site includes that of the Industrial Supplier Park.

(3) Water consumption at the Douai site includes that of the Industrial Supplier Park.

(4) The Douvrin (Française de Mécanique) site is a joint Renault/PSA subsidiary. The proportion of impacts attributed to Renault is calculated through a breakdown of the site's industrial activity between Renault and PSA. Renault' share was 17.39% in 2006.

(5) Water consumption at the Flins site includes that of the Spare Parts Distribution Center.

(6) Water consumption at the Novo Mesto site includes that of the Industrial Supplier Park.

(7) Water consumption at the Palencia site includes that of the Industrial Supplier Park.

(8) Liquid discharges at the Pitesti site (Dacia) include those of the Industrial Supplier Park, of which those of ACI Pitesti and Dacia Logistics. The quantity of waste includes part of the waste (i.e. household waste) produced by the ACI Pitesti site.

(9) Water consumption at the Sandouville site includes that of the Industrial Supplier Park.

(10) Liquid discharges from the Valladolid engine plant are aggregated with those of the Valladolid body assembly plant.

(11) Discharges to water from the Casablanca are shown as "not available". A single measurement was taken in 2006, and this cannot be reliably extrapolated for the year as a whole.

(12) In accordance with Renault's reporting protocol, the data for discharges to water concern only storm water from the Technocentre, which at present are the only discharges subject to mandatory measurement. An agreement currently under negotiation would include both sewage (which has the most significant environmental impact at this site) and industrial water.

8.3.3 Environmental indicators for products

RESULTS OF THE MOST REPRESENTATIVE GASOLINE AND DIESEL VERSIONS FOR PASSENGER CAR SALES IN 2006

Model	G: Gasoline D: Diesel	Engine	Capacity	Power rating (kW)	Gearbox	Emission standard	Fuel consumption NEDC*, L/100 km	CO_2 emissions	External noise dB (A)
Twingo	G	1.2 8v	1,149	43	5-sp manual	Euro 4	5.8	138	72.3
Clio III	G	1.2 16v	1,149	55	5-sp manual	Euro 4	5.9	139	73.2
	D	1.5 dCi	1,461	63	5-sp manual	Euro 4	4.4	117	71.6
Modus	G	1.2 16v	1,149	55	5-sp manual	Euro 4	5.9	140	71.0
	D	1.5 dCi	1,461	63	5-sp manual	Euro 4	4.5	119	72.0
Kangoo VP	G	1.6 16v	1,598	70	5-sp manual	Euro 4	7.5	177	73.7
	D	1.5 dCi	1,461	50	5-sp manual	Euro 4	5.5	147	70.0
Mégane II	G	1.6 16v	1,598	82	5-sp manual	Euro 4	6.9	164	71.0
	D	1.5 dCi	1,461	78	6-sp manual	Euro 4	4.5	120	71.8
Scénic II	G	1.6 16v	1,598	82	6-sp manual	Euro 4	7.6	182	73.5
	D	1.5 dCi	1,461	78	6-sp manual	Euro 4	5.2	138	70.7
Laguna II	G	2.0 16v	1,998	99	5-sp manual	Euro 4	7.9	187	70.3
	D	1.9 dCi	1,870	96	6-sp manual	Euro 4	5.9	154	70.4
Espace IV	G	2.0 T	1,998	125	6-sp manual	Euro 4	9.6	227	70.7
	D	2.0 dCi	1,995	127	6-sp manual	Euro 4	7.4	197	69.3
Vel Satis	G	3.5 V6	3,498	177	5-speed automatic	Euro 4	11.5	275	71.0
	D	2.2 dCi	2,188	102	5-speed automatic	Euro 4	8.6	226	70.7

** NEDC: standardized driving cycle for measuring the emissions and fuel consumption of vehicles marketed in Europe.*



8

8.3.4 Statutory Auditors' report ✦

On the 2006 environmental data relating to the Renault group sites

Renault

Year ended December 31, 2006

This is a free translation into English of the original report issued in the French language and is provided solely for the convenience of English-speaking readers.

At the request of Renault's management and in our capacity as the company's Statutory Auditors, we have performed procedures to obtain reasonable assurance on the environmental data of the Renault group sites for fiscal year 2006, as they are set out under the line "Total" in the "Site environmental indicators in 2006" table in Chapter 8.3.2. ("the Data").

The opinion expressed below relates solely to the Data and therefore does not relate to data regarding each site individually, nor does it relate to other environmental data presented in the Annual Report.

The Data, which are the responsibility of Renault's management, have been prepared in accordance with Renault 2006 Environmental Guide (referred to hereafter as "the Reference Document"), available for consultation at the Environmental protection and industrial risk prevention office and are summarized in Chapter 8.3.1 Method used for the "Site environmental indicators in 2006" table. Our responsibility is to express an opinion on the Data, based on our audit.

✦ Global Reporting Initiative (GRI) Directives

NATURE AND SCOPE OF THE AUDIT

We performed our work in accordance with the professional guidelines applicable in France. We performed the following procedures in order to obtain reasonable assurance that the Data are not materially misstated:

- we met with key officers responsible for compliance with the Reference Document;
- we assessed compliance with the Reference document by testing, on the basis of an on-going audit program, a representative sample of locations that represent the following percentages of the total environmental data published for 2006 by Renault group:

Water consumption	57%	Waste: inert	93%	Atm. emissions: VOC	59%
Water-borne effluents: SS	53%	Waste: OIW	64%	Atm. emissions: GHG	55%
Water-borne effluents: OM	53%	Waste: HIW	43%	Atm. emissions: SO_2	30%
Water-borne effIUENTS: TOX	71%	Energy consumption	53%	Atm. emissions: NOx	54%

- on the same sample, we carried out substantive tests on the Data by reconciling them with supporting evidence and by verifying the compliance of the calculation method with the Reference document;
- we performed analytical procedures and consistency checks, and verified data processing and aggregation at Group level.

To assist us in conducting our work, we referred to the environmental experts of our firms under the responsibility of Mr Eric Duvaud for Ernst & Young et Associés and of Mr Frédéric Moulin for Deloitte & Associés.

In view of the work carried out on the Group's major locations over the last eight years and the improvements made by Renault to enhance the understanding and the compliance of the Reference Document by the sites, we consider that our procedures provide a reasonable basis for our opinion.

OPINION

In our opinion, the Data have been prepared, in all material respects, in compliance with the Reference Document prepared by Renault.

Neuilly-sur-Seine and Paris La Défense, March 1, 2007

The Statutory Auditors

French original signed by

DELOITTE & ASSOCIES

ERNST & YOUNG Audit

P. CHASTAING-DOBLIN

A. RAIMI

J.F. BÉLORGEY

D. MARY-DAUPHIN

8.4 Cross-reference tables



8

8.4.1 Disclosure requirements - Annex I / EC 809/2004

1	**Persons responsible**	**3**
2	**Statutory auditors**	**125**
3	**Selected financial information**	
	3.1 Historical information	210
	3.2 Interim information	n.a.
4	**Risk factors**	**20**
5	**Information about the issuer**	
	5.1 History and development of the issuer	7
	5.2 Investments	52
6	**Business overview**	
	6.1 Principal activities	8
	6.2 Principal markets	40
	6.3 Exceptional events	n.a.
	6.4 Dependency risk	n.a.
	6.5 Basis for any statements made by the issuer regarding its competitive position	40
7	**Organizational structure**	
	7.1 Brief description	8
	7.2 Significant subsidiaries	16
8	**Property, plant and equipment**	
	8.1 Existing or planned material tangible fixed assets	11
	8.2 Environmental issues that may influence the utilization of the tangible fixed assets	94
9	**Operating and financial review**	
	9.1 Financial condition	50
	9.2 Operating results	52
10	**Cash and capital resources**	
	10.1 Issuer's capital resources	163
	10.2 Source and amount of cash flows	165, 195
	10.3 Borrowing requirements and funding structure	65, 196
	10.4 Information on any restriction on the use of capital resources that have materially affected or could materially affect, directly or indirectly the issuer's operations	n.a.
	10.5 Anticipated sources of funds	65
11	**Research and development, patents and licences**	**56**
12	**Trend information**	**n.a.**
13	**Profit forecasts or estimates**	**n.a.**
14	**Administrative, management and supervisory bodies, and senior management**	
	14.1 Administrative and management bodies	114, 123
	14.2 Conflicts of interest on the administrative, management and supervisory bodies and in senior management	118
15	**Remuneration and benefits**	
	15.1 Amount of compensation paid and benefits in kind	126, 201
	15.2 Total amounts set aside or accrued by the issuer to provide pension, retirement or similar benefits	127, 179, 193

✦ Global Reporting Initiative (GRI) Directives

n.a.: not applicable.

8


RENAULT

ISSUER : Renault SA	
Rule 12g3-2(b)	Exemption (SEC File n° : 82-4001)

Most documents are available in French and in English on Renault web site: *www.renault.com*

Documents included pursuant to Rule 12g3-2(b):

Periodic reports and documents since December 21, 2006:

- Announcement of Renault's annual results 2006: documents presented on February 8, 2007.
  Exhibit A:
  - Earnings Report for the year ended December 31,2006, including condensed consolidated financial statements *(Exhibit A.1)*
  - Slides show *(Exhibit A.2)*
  - Press release *(Exhibit A.3)*

- Consolidated and RSA parent company financial statements for 2006, as published in the French BALO, March 23, 2007 (in French).
  Exhibit B

- First quarter 2007 Renault revenues.
  Exhibit C

Documents submitted by Renault to the AMF since December 21, 2006:

- English translation of French 'Document de référence' (Registration document) submitted to the French Financial Markets Authority on March 13, 2007.
  (also available on the AMF web site : www.amf-france.org)
  Exhibit D

Documents presented by Renault to its shareholders:

- Shareholders' Meeting Notice for the Mixed General Meeting, May 2, 2007.
  Exhibit E including:
  - the Agenda of the Mixed General Meeting
  - the presentation of the resolutions
  - the text of the resolutions
  - Corporate governance and Board of Directors
  - Statutory Auditors' reports
  - Report by the Board of directors

- the share buy-back program
- financial highlights of Renault SA.

- The Mixed General Meeting, May 2, 2007.
  Exhibit F including:
  - Presentation slides show by Mr Ghosn, President and CEO *(Exhibit F.1)*
  - Agenda of the Ordinary and Extraordinary general meetin *(Exhibit F.2)*
  - Presentation slides show by Mr Blain, EVP, Sales and Marketing & LCV division *(Exhibit F.3)*
  - Presentation slides show by Mr Moulonguet, EVP, Chief Financial Officer *(Exhibit F.4)*
  - *Vote form (Exhibit F.5)*

Material press releases and information made public by Renault since December 21, 2006:

- All material press releases since December 1, 2006. Exhibit G *(also available on the AMF web site : www.amf-france.org)*

  - Renault 2006 commercial results, January 5, 2007 *(Exhibit G.1)*
  - Renault 2006 results, February 8, 2007 *also included in Exhibit A (A3)* *(Exhibit G.2)*
  - Mahindra, Renault and Nissan announce the location of production site in India, February 26, 2007 *(Exhibit G.3)*
  - 'Annual information document' as per article 221-1-1 of the AMF regulation, March 5, 2007 *(Exhibit G.4)*
  - 'Shares and voting rights' as per article 222-12-5 of the AMF regulation, March 12, 2007 *(Exhibit G.5)*
  - Consulting the preparatory documents for Renault's General Meeting, April 3, 2007 *(Exhibit G.6)*
  - The share buy-back program, April 20, 2007 *(Exhibit G.7)*
  - Nissans's contribution to Renault's Q1 2007 results *(Exhibit G.8)*
  - Renault Q1 2007 results, April 27, 2007 *(Exhibit G.9)*

RENAULT

Please note that our head quarters are located

13-15 Quai Le Gallo

92100 BOULOGNE BILLANCOURT

France

END